
13035250

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/26/13**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BATS Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
14 Wall Street
New York, NY 10005

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/26/13 (MM/DD/YY) BATS Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 26 day of June (Month), 2013 (Year) by [signature] (Notary Public)

My Commission expires 07-20-13 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


NOTARY PUBLIC
STATE OF KANSAS
SHAUNA HYDE
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 07-20-13

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 06/26/13	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BATS Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
14 Wall Street
New York, NY 10005

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/26/13 (MM/DD/YY) BATS Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 26 day of June (Month), 2013 (Year) by [signature] (Notary Public)

My Commission expires 07-20-13 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


NOTARY PUBLIC
STATE OF KANSAS
SHAUNA HYDE
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 07-20-13
Bond # 1039270

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. BATS Trading, Inc.

1. *Name*: BATS Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214
2. *Form of organization*: Corporation.
3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: BATS Trading, Inc. ("BATS Trading") is wholly-owned by BATS Global Markets, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Trading provides outbound routing of orders from the Exchange to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers. BATS Trading also provides inbound routing of orders from the Exchange's affiliate, BATS Y-Exchange, Inc. See Exchange Rules 2.11 and 2.12 for details regarding BATS Trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Chris Isaacson
   - Tami Schademann

   Current Officers
   - Chris Isaacson (President, Treasurer)
   - Tami Schademann (Chief Compliance Officer, Secretary)
   - Brian Schell (FINOP)
   - Jeromee Johnson (VP, Options)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. BATS Global Markets, Inc.

1. *Name*: BATS Global Markets, Inc. ("BATS Global Markets")
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets is the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Global Markets is the entity through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Directors
   - Joe Ratterman
   - David Cummings
   - Michael Richter
   - Christopher Mosher
   - Alan Freudenstein
   - Jose Marques
   - John McCarthy
   - John Comerford
   - Daniel Keegan
   - Bina Kalola
   - Paul Atkins
   - Robert Jones
   - Brett Redfearn

   Officers
   - Joe Ratterman (President, CEO)
   - Chris Isaacson (Senior Vice President, Chief Operating Officer)
   - Eric Swanson (Senior Vice President, General Counsel, Secretary)
   - Mark Hemsley (Senior Vice President)
   - Brian Schell (Senior Vice President, Chief Financial Officer, Treasurer)
   - Ken Conklin (Senior Vice President)
   - Tami Schademann (Senior Vice President)

   Compensation Committee
   - Michael Richter
   - Jose Marques
   - Bina Kalola
   - Daniel Keegan

   Audit Committee
   - Michael Richter
   - John Comerford
   - Alan Freudenstein

- Christopher Mosher

Nominating and Corporate Governance Committee

- John McCarthy
- David Cummings
- Alan Freudenstein

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Chi-X Europe Limited

1. *Name*: Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited ("Chi-X") is wholly-owned by BATS Trading Limited which, in turn, is indirectly wholly owned by Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X is authorised in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as a broker dealer. Between April 30, 2012 and May 20, 2013 it has been a dormant company. Since May 20, 2013 Chi-X operates the smart order router that is needed for the routing strategies deployed by BATS Trading Limited

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Mark Hemsley
   - Adam Eades
   - John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. BATS Y-Exchange, Inc.

1. *Name*: BATS Y-Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: BATS Y-Exchange, Inc. ("BATS YX") is wholly-owned by BATS Global Markets, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS YX operates as a national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   CURRENT DIRECTORS:
   - Joe Ratterman
   - James Selway
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Harry Temkin
   - Sandy Kemper
   - Scott Wagner
   - Chris Concannon

   CURRENT OFFICERS:
   - Joe Ratterman (Chief Executive Officer, President)
   - Chris Isaacson (Senior Vice President, Chief Operating Officer)
   - Tami Schademann (Senior Vice President, Chief Regulatory Officer)
   - Eric Swanson (Senior Vice President, General Counsel, Secretary)
   - Brian Schell (Senior Vice President, Chief Financial Officer, Treasurer)
   - Phillip Ratterman (Vice President, Core Software Development)
   - Charles Randy Williams (Senior Vice President, Global Communications)
   - Jeromee Johnson (Vice President, Market Development)

- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, US Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)

STANDING COMMITTEES:

Compensation Committee
- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee
- Scott Wagner
- David Roscoe
- Chris Concannon

Regulatory Oversight Committee
- Harry Temkin
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee
- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. Omicron Holdings Corp.

1. *Name*: Omicron Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc., which is also the Exchange's 100% owner, owns 100% of the common stock of Omicron Holdings Corp. ("OHC")

5. *Brief description of business or functions*: OHC is a Delaware corporation established to hold Omicron Acquisitions Corp. and Omicron Intermediary Acquisitions Corp. potential future operating entities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   CURRENT DIRECTORS:
   - Joe Ratterman
   - Mark Hemsley

   CURRENT OFFICERS:
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Omicron Intermediate Holdings Corp.

1. *Name*: Omicron Intermediate Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Intermediate Holdings Corp. ("OIHC") is wholly-owned by BATS Global Markets, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: OIHC is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   CURRENT DIRECTORS:
   - Joe Ratterman
   - Mark Hemsley

   CURRENT OFFICERS:
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. **Omicron Acquisition Corp.**

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. ("OAC") is wholly-owned by Omicron Holdings Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: OAC is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   CURRENT DIRECTORS:
   - Joe Ratterman
   - Mark Hemsley

   CURRENT OFFICERS:
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. BATS Trading Limited

1. *Name*: BATS Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: BATS Trading Limited ("BATS Limited") is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Mark Hemsley
- Adam Eades
- John Woodman
- Anthony Whalley
- William Eldridge
- Naseer Al-Khudairi
- Jelle Elzinga
- Jon Ross
- Rebecca Fuller

Current Officers
- Mark Hemsley (CEO)
- Antonio Amelia (Secretary)
- Michael Beaver (CFO)
- Adam Eades (Chief Legal and Regulatory Officer)
- Jerry Avenell (Co-Head Sales)
- Alex Dalley (Co-Head Sales)
- Guy Simpkin (Head of Business Development)
- David Howson (COO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. BATS FX, Inc.

1. *Name*: BATS FX, Inc.
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 17, 2012.

4. *Brief description of nature and extent of affiliation*: BATS FX, Inc. ("BATS FX") is wholly-owned by BATS Global Markets, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS FX operates a global foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman

   Current Officers
   - Ken Conklin (President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF JUNE, A.D. 2005, AT 5:46 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3986650 8100

050505316

AUTHENTICATION: 3957625

DATE: 06-17-05

STATE of DELAWARE
CERTIFICATE of INCORPORATION
A STOCK CORPORATION

- First: The name of this Corporation is Dats Trading, Inc.
- Second: Its registered office in the State of Delaware is to be located at 1209 Orange Street, in the City of Wilmington County of New Castle Zip Code 19801. The registered agent in charge thereof is The Corporation Trust Company

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- Fourth: The amount of the total stock of this corporation is authorized to issue is 100,000 shares (number of authorized shares) with a par value of $1.00 per share.
- Fifth: The name and mailing address of the incorporator are as follows:
  Name Lawrence A. Swain
  Mailing Address 9225 Indian Creek Parkway, Suite 1100
  Overland Park, KS Zip Code 66210
- I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 16th day of June, A.D. 20 05.

BY: [signature] (Incorporator)

NAME: Lawrence A. Swain (type or print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:56 PM 06/16/2005
FILED 05:46 PM 06/16/2005
SRV 050505316 - 3986650 FILE

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF OCTOBER, A.D. 2005, AT 6:04 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3906650 8100

050851173

AUTHENTICATION: 4234352

DATE: 10-19-05

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:30 PM 10/18/2005
FILED 06:04 PM 10/18/2005
SRV 050851173 - 3986650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify.

FIRST: That Pursuant to a Consent Action In Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

> The amount of the total stock this corporation is authorized to issue is 8,000,000 shares with a par value of $.01 per share.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of October 14, 2005.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of October, 2005.

By: [signature]
Authorized Officer

Title: President

Name: David R. Cummings

18X618.3

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2005, AT 10:56 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



3906650 8100

050856591

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 4230665

DATE: 10-20-05

10/19/2005 16:16 0162217009 TRADEBOT

State of Delaware
Secretary of State 03
Division of Corporations
Delivered 11:02 AM 10/20/2005
FILED 10:56 AM 10/20/2005
SRV 050856591 - 3986650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action In Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

> The amount of the total stock this corporation is authorized to issue is 8,000,000 shares with a par value of $.01 per share. Each issued and outstanding share of $1.00 par value stock shall be exchanged for 100 shares of $.01 par value stock.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of October 19, 2005.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 19th day of October, 2005.

By: [signature]
Authorized Officer

Title: President

Name: David R. Cummings

1802893.1

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JUNE, A.D. 2006, AT 3:57 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 4025744

DATE: 06-14-06

3906650 8100

060570539

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:44 PM 06/13/2006
FILED 03:57 PM 06/13/2006
SRV 060570539 - 3906650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action In Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

The amount of the total stock this corporation is authorized to issue is 20,000,000 shares with a par value of $.01 per share.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of June 1, 2006.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 1st day of June, 2006.

By: [signature]
Authorized Officer
Title: President
Name: David R. Cummings

1906130 1

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF NOVEMBER, A.D. 2009, AT 11:37 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY'S OFFICE



Jeffrey W. Bullock, Secretary of State

3906650 8100

091004922

You may verify this certificate online at corp.delaware.gov/authver.shtml

AUTHENTICATION: 7632495

DATE: 11-10-09

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:40 AM 11/10/2009
FILED 11:37 AM 11/10/2009
SRV 091004922 - 3906650 FILE

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF BATS TRADING, INC., a Delaware Corporation

It is hereby certified that:

1. The name of the corporation (hereinafter, referred to as the "Corporation") is BATS Trading, Inc.

2. The Certificate of Incorporation of the Corporation is hereby amended by striking out Article Fourth thereof and by substituting in lieu of said Article the following new Article:

> FOURTH: Immediately after giving effect to the Reverse Stock Split (as defined below), the total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000) and each such share is $0.01 par value.
>
> On November 10, 2009 (the "Reverse Split Date"), each one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of outstanding stock of the corporation shall be and become, without further action by the corporation, one (1) share of stock of the corporation (the "Reverse Stock Split"). Each stock certificate outstanding immediately prior to the Reverse Split Date shall, without any action on the part of the holder, thereupon and thereafter, until surrendered as hereinafter provided, represent one (1) share of stock of the corporation for every one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of stock of the corporation stated thereon. The registered holder of such certificates may, on or after the Reverse Split Date, surrender such certificates to the corporation for cancellation and, upon such surrender, shall receive in exchange therefor, without charge, new certificate(s) registered in the name of such holder representing one (1) share of stock of the corporation for each one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of stock of the corporation which, prior to the Reverse Split Date, was represented by the certificate(s) representing shares of stock of the corporation.

3. The amendment of the Certificate of Incorporation herein certified has been duly adopted and authorized by director's resolution and by the written consent without a meeting of stockholders entitled to vote in accordance with the provision of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of this 10th day of November, 2009.

BATS TRADING, INC.

/s/ Christopher Isaacson
Christopher Isaacson, President

THIRD AMENDED AND RESTATED BYLAWS

OF

BATS TRADING, INC.

(a Delaware corporation)

ARTICLE I.

OFFICES

1.1. Principal and Business Offices. The corporation may have such principal and other business offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the corporation may require from time to time.

1.2. Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in the State of Delaware may be, but need not be, identical with the principal office in the State of Delaware, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

ARTICLE II.

STOCKHOLDERS

2.1. Annual Meeting. The annual meeting of the stockholders shall be held on the 1st Monday in November of each year (unless that date shall be a non-business day or legal holiday, in which event the annual meeting of the stockholders shall be held the first business day immediately following such date) for the purposes of electing directors and for the transaction of such other business as may come before the meeting.

2.2. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors or the President or the Secretary or by the person, or in the manner, designated by the Board of Directors.

2.3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders called by the Board of Directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the registered office of the corporation in the State of Delaware.

2.4. Notice of Meeting. Written notice stating the place, day and hour of the meeting of stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each stockholder of record entitled to vote at such meeting not less than ten (10) days (unless a longer period is required by law or the articles of incorporation) not more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Board of Directors, the President, the Secretary, or any other officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock record books of the corporation, with postage thereon prepaid.

2.5. Adjournment. Any meeting of stockholders may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. No notice of the time or place of an adjournment need be given if the time and place are announced at the meeting at which an adjournment is taken, unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each stockholder. Unless a new record date for the adjourned meeting is fixed, the determination of stockholders of record entitled to notice or to vote at the meeting at which adjournment is taken shall apply to the adjourned meeting.

2.6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed, the record date for determining:

(a) stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice if waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) stockholders entitled to express consent to a corporate action in writing without meeting shall be the day on which the first written consent is expressed; or

(c) stockholders for any other purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.7. Voting Records. The officer having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of stockholders, make a complete record of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open tol he examination of any stockholders, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held as specified in the notice of the meeting or at the place of the meeting. The record shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholders present. The original stock transfer books shall be the only evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders.

2.8. Quorum. Except as otherwise provided in the certificate of incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, but in no event shall less than one-third of the shares entitled to vote constitute a quorum. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders unless the vote of a greater number or voting by classes is require by law or the certificates of incorporation. Though less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares represented at a meeting which initially had a quorum may adjourn the meeting from time to time without further notice.

2.9. Conduct of Meeting. The President or, in his absence, a Vice President in the order provided under Section 4.6 or, in their absence, any person chosen by the stockholders present, shall call the meeting of the stockholders to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the stockholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

2.10. Proxies. At all meetings of stockholders, a stockholder entitled to vote may vote in person, by proxy, appointed in writing by the stockholder, or by his duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. Unless otherwise provided in the proxy and supported by sufficient interest, a proxy may be revoked at any time before it is voted, either by written notice filed with the Secretary or the acting secretary, or by oral notice given by the stockholder to the presiding officer during the meeting. The presence of a stockholder who has filed a proxy shall not of itself constitute a revocation. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy. The Board of Directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxies.

2.11. Voting of Shares. Each outstanding share shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of the shares of any class or classes are enlarged, limited or denied by the certificate of incorporation.

2.12. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in the name of another corporation may be voted either in person or by proxy, by the president of such corporation or any other officer appointed by such president. A proxy executed by any principal officer of such other corporation or assistant thereto shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, of the designation of some other person by the board of directors or the bylaws of such other corporation.

(b) Legal Representatives and Fiduciaries. Shares held by any administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors may be voted by a duly executed proxy, without a transfer of such shares to his name. Shares standing in the name of a fiduciary may be voted by him, either in person or by proxy. A proxy executed by a fiduciary, shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, that such manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer of the shares the pledgor has expressly authorized the pledgee to vote the shares and thereafter the pledgee, or his proxy, shall be entitled to vote the shares so transferred.

(d) Treasury Stock and Subsidiaries. Neither treasury shares, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares entitled to vote, but shares of its own issue held by its corporation in a fiduciary capacity, or held by such other corporation in a fiduciary capacity, may be voted and shall be counted in determining the total number of outstanding shares entitled to vote.

(e) Joint Holders. Shares of record in the names of two or more persons or shares to which two or more persons have the same fiduciary relationship, unless the Secretary of the corporation is given notice otherwise and furnished with a copy of the instrument creating the relationship, may be voted as follows: (i) if voted by an individual, his vote binds all holders; or (ii) if voted by more than one holder, the majority vote binds all, unless the vote is evenly split in which case the shares may be voted proportionately, or according to the ownership interest as shown in the instrument filed with the Secretary of the corporation.

2.13. Waiver of Notice by Stockholders. Whenever any notice is required to be given to any stockholder of the corporation under the certificate of incorporation or bylaws or any provision of the Delaware General Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the stockholder entitled to such notice, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends for the express purpose of objecting to the transaction of any business. Neither the business nor the purpose of any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in the waiver.

2.14. Stockholders Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at a meeting of the stockholders, may be taken without a meeting, prior notice or vote, if a consent in writing, setting forth the action so taken, shall be signed by the number of stockholders required to authorize such action at a meeting. If the action is authorized by less than unanimous consent, notice of the action shall be given to nonconsenting stockholders.

ARTICLE III.

BOARD OF DIRECTORS

3.1. General Powers and Number. The business and affairs of the corporation shall be managed by its Board of Directors. The number of directors of the corporation shall be one (1) or such other specific number as may be designated from time to time by resolution of the Board of Directors.

3.2. Tenure and Qualifications. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been qualified and elected, or until his prior death, resignation or removal. A director may be removed from office by affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director, taken at a meeting of stockholders called for that purpose. A director may resign at any time by filing his written resignation with the Secretary of the corporation. Directors need not be residents of the State of Delaware or stockholders of the corporation.

3.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this by-law immediately after the annual meeting of stockholders, and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of stockholders which precedes it, or such other suitable place as may be announced at such meeting of stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

3.4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, Secretary or Treasurer. The President or Secretary calling any special meeting of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them, and if no other place is fixed the place of the meeting shall be the registered office of the corporation in the State of Delaware.

3.5. Notice; Waiver. Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to Section 3.3) shall be given to each director not less than twenty-four (24) hours prior to the meeting by giving oral, telephone or written notice to a director in person, or by telegram, or not less than three (3) days prior to a meeting by delivering or mailing notice to the business address or such other address as a director shall have designated in writing and filed with the Secretary. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Whenever any notice is required to be given to any director of the corporation under the certificate of incorporation or bylaws or any provision of law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.6. Quorum. Except as otherwise provided by law or by the certificate of incorporation or these bylaws, a majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but in no event shall less than one-third of the directors constitute a quorum. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

3.7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by law or by the certificate of incorporation or these bylaws.

3.8. Conduct of Meetings. The President, or, in his absence a Vice President in the order provided under Section 4.6, or, in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any Assistant Secretary or any director or other person present to act as secretary of the meeting.

3.9. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled until the next succeeding annual election by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors; provided, that in case of a vacancy created by the removal of a director by vote of the stockholders, the stockholders shall have the right to fill such vacancy at the same meeting or any adjournment thereof.

3.10. Compensation. The Board of Directors, by affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

3.11. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors or a committee thereof of which he is a member at which action on any corporate matter is taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.12. Committees. The Board of Directors by resolution adopted by the affirmative vote of a majority of the directors may designate one or more committees, each committee to consist of one or more directors elected by the Board of Directors, which to the extent provided in said resolution as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

3.13. Unanimous Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken by the Board of Directors at a meeting or by a resolution of any committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, filed with the minutes of the proceedings, shall be signed by all of the directors then in office.

3.14. Telephonic Meetings. Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

ARTICLE IV.

OFFICERS

4.1. Number. The principal officers of the corporation shall be a President, or any number of Vice Presidents, and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person.

4.2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected or until his prior death, resignation or removal. Any officer may resign at any time upon written notice to the corporation. Failure to elect officers shall not dissolve or otherwise affect the corporation.

4.3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment shall not of itself create contract rights.

4.4. Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term.

4.5. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall, in general, supervise and control all of the business and affairs of the corporations. He shall, when present, preside at all meetings of the stockholders and of the Board of Directors. He shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as he shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. He shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments, of every conceivable kind and character whatsoever, necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, he may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in his place and stead. In general he shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.6. The Vice President. In the absence of the President or in the event of his death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President, if one is elected, (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his authority to act in the stead of the President.

4.7. The Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders and of the Board of Directors in one or more books provided for the purpose; (b) attest instruments to be filed with the Secretary of State; (c) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (d) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (e) keep or arrange for the keeping of a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (f) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors.

4.8. The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Section 5.3; and (c) in general perform all of the duties incident to the office of Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.9. Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize, if any. The Assistant Secretaries may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of the duties in such sums and with such sureties as the Board of Directors shall determine. the Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

4.10. Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint any person to act as assistant to any officer, or as agent for the corporation in his stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors shall have the power to perform all the duties of the office to which he is so appointed to be an assistant, or as to which he is so appointed to act, excerpt as such power may be otherwise defined or restricted by the Board of Directors.

4.11. Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE V.

CONTRACTS, LOAN, CHECKS AND DEPOSITS; SPECIAL CORPORATE ACTS

5.1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of an on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

5.2. Loans. No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

5.3. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

5.4. Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the President of this corporation if he is present, or in his absence, by a Vice President of this corporation who may be present, and (b) whenever, in the judgment of the President, or in his absence, of a Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by its corporation the same as such shares or other securities might be voted by this corporation.

ARTICLE VI.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form, consistent with law, as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary or Treasurer or Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as provided in Section 6.06.

6.2. Facsimile Signatures and Seal. The seal of the corporation on any certificates for shares may be a facsimile. The signature of the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or a registrar, other than the corporation itself or an employee of the corporation.

6.3. Signature by Former Officers. In case any officer, who has signed or whose facsimile signature has been placed upon any certificate for shares, shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

6.4. Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer, the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged by such duty. The corporation may require reasonable assurance that said endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of

Directors. Where a transfer of shares is made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the shares are presented, both the transferor and the transferee so request.

6.5. Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares. Otherwise the restriction is invalid except against those with actual knowledge of the restrictions.

6.6. Lost, Destroyed or Stolen Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the person requesting such new certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.7. Consideration for Shares. The shares of the corporation may be issued for such consideration as shall be fixed from time to time by the Board of Directors, consistent with the laws of the State of Delaware.

6.8. Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with the statutes of the State of Delaware as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the corporation.

ARTICLE VII.

SEAL

7.1. The Board of Directors may, at their discretion, provide a corporate seal in an appropriate form.

ARTICLE VIII.

FISCAL YEAR

8.1. The fiscal year of the corporation shall begin on the first day of January and end on the last day of December in each year.

ARTICLE IX.

AMENDMENTS

9.1. By Stockholders. These bylaws may be adopted, amended or repealed and new bylaws may be adopted by the stockholders entitled to vote at the stockholders' annual meeting without prior notice or any other meeting provided the amendment under consideration has been set forth in the notice of meeting, by affirmative vote of not less than a majority of the shares present or represented at any meeting at which a quorum is in attendance.

9.2. By Directors. These bylaws may be adopted, amended or repealed by the Board of Directors as provided in the certificate of incorporation by the affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; but no by-law adopted by the stockholders shall be amended or repealed by the Board of Directors if the bylaws so provide.

9.3. Implied Amendments. Any action taken or authorized by the Board of Directors, which would be inconsistent with the bylaws then in effect but it taken or authorized by affirmative vote of not less than the number of directors required to amend the bylaws so that the bylaws would be consistent with such action, shall be given the same effect as though the bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.

ARTICLE X.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

10.1. Indemnification of Directors, Officers and Employees. The Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that the person, his or her testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor of the Corporation.

CERTIFICATE OF INCORPORATION OF BATS HOLDINGS, INC.

The undersigned, for the purpose of organizing a corporation under the General Corporation Law of the State of Delaware, certifies:

Name

FIRST: The name of the Corporation is BATS Holdings, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights

Agreement to be entered into by and among the Corporation and the stockholders named therein on or about July 2, 2007 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is an individual, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (F) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (G) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations.*

(i) For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its

Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of BATS Exchange, Inc. to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and BATS Exchange, Inc., and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of BATS Exchange, Inc.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices.*

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the

Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the

Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of the Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of BATS Exchange, Inc. and if that Board shall determine that the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Certificate of Incorporation to be executed this 29th day of June, 2007.

By: [signature]
(Incorporator)

Name: Joseph P. Rattermann

4151 N. MULBERRY DRIVE
SUITE 275
KANSAS CITY, MO 64116

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF DECEMBER, A.D. 2008, AT 5:07 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

4381465 8100

081183373

You may verify this certificate online at corp.delaware.gov/authver.shtml

AUTHENTICATION: 7016354

DATE: 12-11-08

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:10 PM 12/10/2008
FILED 05:07 PM 12/10/2008
SRV 081183373 - 4381465 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of

BATS Exchange, Inc. to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and BATS Exchange, Inc., and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of BATS Exchange, Inc.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the

Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of BATS Exchange, Inc and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 10th day of December, 2008.

By: ______________
Authorized Officer

Name: Joe Ratterman (Chief Executive Officer)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF NOVEMBER, A.D. 2010, AT 2:32 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.




Jeffrey W. Bullock, Secretary of State

4301465 8100

101102293

AUTHENTICATION: 8365726

DATE: 11-18-10

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:38 PM 11/10/2010
FILED 02:32 PM 11/10/2010
SRV 101102293 - 4381465 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. or the national securities exchange known as BATS Y-Exchange, Inc. (hereinafter, either such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is also an Exchange Member with Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article.* If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the

Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification.* The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability.* To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 18th day of November, 2010.

By: /s/ Joseph P. Ratterman
Authorized Officer – Chief Executive Officer

Name: Joseph P. Ratterman (Chief Executive Officer)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF MAY, A.D. 2011, AT 2:18 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

4381465 8100

AUTHENTICATION: 8738255

110491520

DATE: 05-04-11

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:23 PM 05/04/2011
FILED 02:18 PM 05/04/2011
SRV 110491520 - 4381465 FILE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc. The original Certificate of Incorporation of the Corporation was amended and restated by filing with the Secretary of State of Delaware an Amended and Restated Certificate of Incorporation dated as of November 18, 2010.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation as heretofore amended, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 25,000,000 shares of common stock having a par value of $.01 per share ("Common Stock") of which 24,500,000 are designated as Voting Common Stock ("Voting Common Stock"), and 500,000 are designated as Non-Voting Common Stock ("Non-Voting Common Stock"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting and conversion rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) *Voting Rights.*

(i) *Voting Common Stock.* Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) *Non-Voting Common Stock.* Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

(c) *Conversion of Non-Voting Common Stock.*

(i) Upon a transfer by any holder of any issued and outstanding shares of Non-Voting Common Stock (other than a subsidiary of the Corporation) to a person other than any Related Person of such holder, the shares of Non-Voting Common Stock so transferred shall automatically, without any action on part of the transferor, the transferee or the Corporation, be converted into an equal number of shares of Voting Common Stock upon the consummation of such transfer. Upon surrender of the certificate or certificates representing the shares so transferred and converted the Corporation shall issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates representing the shares of Voting Common Stock into which such transferred shares of Non-Voting Common Stock have been converted.

(ii) The shares of Non-Voting Common Stock shall be convertible into shares of Voting Common Stock on a one-to-one basis at any time and from time to time at the option of the holder. Any such conversion shall be effected by the surrender to the Corporation of the certificate or certificates representing the Non-Voting Common Stock, together with written notice by the holder of such Non-Voting Common Stock, stating that such holder desires to convert the shares of Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of the Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and shall include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice and certificates, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon such conversion, and the Corporation will deliver to the converting holder a certificate representing any Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

(d) Concurrently with the filing of this Second Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, all shares of common stock outstanding immediately prior to such filing shall be redesignated as Voting Common Stock, and all rights exercisable or convertible into common stock outstanding immediately prior to such filing shall be redesignated exercisable or convertible into Voting Common Stock.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. or the national securities exchange known as BATS Y-Exchange, Inc. (hereinafter, either such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations.*

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such

Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 4th day of May, 2011.

By: 
Authorized Officer

Name: Eric Swanson
Title: Secretary

AMENDED AND RESTATED

BYLAWS OF

BATS GLOBAL MARKETS, INC.

Amended through October 28, 2010

TABLE OF CONTENTS

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TABLE OF CONTENTS
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AMENDED AND RESTATED BYLAWS OF BATS GLOBAL MARKETS, INC.

ARTICLE I OFFICES

The initial registered office of the Corporation in the State of Delaware shall be located at 1209 Orange Street in the City of Wilmington, County of New Castle, State of Delaware. The initial registered agent at such address shall be The Corporation Trust Company. The Corporation may have such other office or offices, either within of without the State of Delaware, as the Board of Directors may from time to time designate or as the purposes of the Corporation may require from time to time.

ARTICLE II STOCKHOLDERS MEETINGS

Section 2.01 Place of Meetings. Meetings of the Stockholders of the Corporation shall be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Board of Directors.

Section 2.02 Annual Meeting.

(a) The annual meeting of the Stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on the third Tuesday of January of each year or at such other time as may be designated from time to time by the Board of Directors.

(b) At an annual meeting of the Stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a Stockholder. For business to be properly brought before an annual meeting by a Stockholder, the Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a Stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the Stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the Corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. A Stockholder's notice to the Secretary shall set forth as to each matter the Stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the Stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the Stockholder, (iv) any material interest of the Stockholder in such business and (v) any other information that is required to be provided by the Stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a Stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a Stockholder proposal in the proxy statement and form of proxy for a Stockholder's meeting, Stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c) Only persons who are nominated in accordance with the procedures set forth in this Section 2.02(c) shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of Stockholders by or at the direction of the Board of Directors or by any Stockholder of the Corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c) and Section 4.1 of that certain Investor Rights Agreement (the "Investor Agreement"), dated January 1, 2008, as may be amended from time to time, for so long as such Investor Agreement is in effect (capitalized terms in the Investor Agreement shall have the meanings assigned to them in such Investor Agreement, a copy of which is attached to these Bylaws as Exhibit A). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation in accordance with the provisions of paragraph (b) of this Section 2.02. Such Stockholder's notice shall set forth (i) as to each person, if any, whom the Stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the Corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the Stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the Stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such Stockholder giving notice, the information required to be provided pursuant to paragraph (b) of this Section 2.02. At the request of the Board of Directors, any person nominated by a Stockholder for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in the Stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

Section 2.03 Special Meetings.

(a) Special meetings of the Stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors, shall fix.

(b) If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the Corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the Stockholders entitled to vote, in accordance with the provisions of Section 2.04 of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this Section 2.03(b) shall be construed as limiting, fixing, or affecting the time when a meeting of Stockholders called by action of the Board of Directors may be held.

Section 2.04 Notice of Meetings. Except as otherwise provided by law or the Certificate of Incorporation, written notice of each meeting of Stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of Stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any Stockholder by his attendance thereat in person or by proxy, except when the Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any Stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 2.05 Quorum. At all meetings of Stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of Stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The Stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the vote cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the Corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, excluding abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Section 2.06 Adjournment and Notice of Adjourned Meetings. Any meeting of Stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting.

Section 2.07 Voting Rights. For the purpose of determining those Stockholders entitled to vote at any meeting of the Stockholders, except as otherwise provided by law or the Certificate of Incorporation, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 6.04 of these Bylaws, shall be entitled to vote at any meeting of Stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a Stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 2.08 Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the General Corporation Law of Delaware, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of subsection (c) shall be a majority or even split in interest.

Section 2.09 List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any Stockholder who is present.

Section 2.10 Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the Stockholders, or any action which may be taken at any annual or special meeting of the Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent shall bear the date of signature of each Stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner herein required, written consents signed by a sufficient number of Stockholders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those Stockholders who have not consented in writing. If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of the State of Delaware if such action had been voted on by Stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of Stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware.Notwithstanding the foregoing, no such action by written consent may be taken following the closing of the initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act"), covering the offer and sale of Common Stock of the Corporation (the "Initial Public Offering").

Section 2.11 Organization.

(a) At every meeting of Stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President and Chief Executive Officer, or, if the President and Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the Stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President and Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors of the Corporation shall be entitled to make such rules or regulations for the conduct of meetings of Stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to Stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of Stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE III
DIRECTORS

Section 3.01 Number and Term of Office. The Board of Directors of the Corporation shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors unless otherwise provided in the Certificate of Incorporation. Directors need not be Stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the Stockholders called for that purpose in the manner provided in these Bylaws. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be a director of the Corporation.

Section 3.02 Powers. The powers of the Corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation. The Board of Directors shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 3.03 Vacancies. Unless otherwise provided in the Certificate of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by Stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 3.04 Resignation. Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 3.05 Removal. Subject to the rights of the holders of any series of Common Stock, the Board of Directors or any individual director may be removed from office at any time (i) with cause by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of voting stock of the Corporation, entitled to vote at an election of directors (the "Voting Stock") or (ii) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of the Voting Stock.

Section 3.06 Meetings.

(a) **Annual Meetings.** The annual meeting of the Board of Directors shall be held immediately before or after the annual meeting of Stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) **Regular Meetings.** Unless otherwise specified by the Certificate of Incorporation, regular meetings of the Board of Directors shall be held at any place within or without the State of Delaware which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c) **Special Meetings.** Unless otherwise specified by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the President and Chief Executive Officer or any two of the directors.

(d) **Telephone Meetings.** Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) **Notice of Meetings.** Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f) **Waiver of Notice.** The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 3.07 Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 10.01 hereof, for which a quorum shall be one third of the exact number of directors fixed from time to time in accordance with the Certificate of Incorporation, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 3.08 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 3.09 Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 3.10 Committees.

(a) **Executive Committee.** The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, including without limitation the power or authority to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the Stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the Stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the Bylaws of the Corporation.

(b) **Other Committees.** The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the Executive Committee in these Bylaws.

(c) **Term.** Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings.** Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 3.10 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 3.11 Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President and Chief Executive Officer, or if the President and Chief Executive Officer is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, an Assistant Secretary directed to do so by the President and Chief Executive Officer, shall act as secretary of the meeting.

ARTICLE IV
OFFICERS

Section 4.01 Officers Designated. The officers of the Corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the President and Chief Executive Officer, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 4.02 Tenure and Duties of Officers.

(a) **General.** All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be an officer of the Corporation.

(b) **Duties of Chairman of the Board of Directors.** The Chairman of the Board of Directors, when present, shall preside at all meetings of the Stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(c) **Duties of President and Chief Executive Officer.** The President and Chief Executive Officer shall preside at all meetings of the Stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the Corporation, the President and Chief Executive Officer shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The President and Chief Executive Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. In the absence or disability of the President and Chief Executive Officer, or if there is no President and Chief Executive Officer, the Vice President who has served as such for the longest duration or another Vice President designated by the Board of Directors shall serve as the chief executive officer of the Corporation and shall have the powers and duties prescribed in this paragraph (c).

(d) **Duties of Vice Presidents.** The Vice Presidents shall perform duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President and Chief Executive Officer shall designate from time to time.

(e) **Duties of Secretary.** The Secretary shall attend all meetings of the Stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the Stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President and Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President and Chief Executive Officer shall designate from time to time.

(f) **Duties of Chief Financial Officer.** The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the President and Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President and Chief Executive Officer shall designate from time to time. The President and Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President and Chief Executive Officer shall designate from time to time.

Section 4.03 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 4.04 Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the President and Chief Executive Officer or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 4.05 Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE V
EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 5.01 Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the Corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the Corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the President and Chief Executive Officer or any Vice President, and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiring the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 5.02 Voting of Securities Owned by the Corporation.

(a) Unless otherwise instructed by the Board of Directors, and subject to Section 5.02(b) below, the Chief Executive Officer of the Corporation shall have the power and authority on behalf of the Corporation to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity (including BATS Exchange, Inc. and BATS Y-Exchange, Inc.) in which the Corporation may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board of Directors may from time to time confer like powers upon any other person or persons.

(b) At any meeting of the stockholders of BATS Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of BATS Exchange, Inc. (as set forth in the By-Laws of BATS Exchange, Inc., the "Member Nominating Committee"), or in the event written consents are solicited or otherwise sought from the stockholders of BATS Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of BATS Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those BATS Exchange, Inc. member representative directors and nominees for the Member Nominating Committee nominated in accordance with the By-Laws of BATS Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the Member Nominating Committee.

(c) At any meeting of the stockholders of BATS Y-Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of BATS Y-Exchange, Inc. (as set forth in the By-Laws of BATS Y-Exchange, Inc., the "Member Nominating Committee"), or in the event written consents are solicited or otherwise sought from the stockholders of BATS Y-Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of BATS Y-Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those BATS Y-Exchange, Inc. member representative directors and nominees for the Member Nominating Committee nominated in accordance with the By-Laws of BATS Y-Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the Member Nominating Committee.

ARTICLE VI
SHARES OF STOCK

Section 6.01 Form and Execution of Certificates. Certificates for the shares of stock of the Corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or Chief Executive Officer or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the Corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the

Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 6.02 Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 6.03 Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of Stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such Stockholders in any manner not prohibited by the General Corporation Law of Delaware.

(c) The Corporation shall have the right by appropriate action to impose restrictions upon the transfer of any shares of its stock, or any interest therein, from time to time, so long as such restrictions are consistent with the provisions of the Certificate of Incorporation.

Section 6.04 Fixing Record Dates.

(a) In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) Prior to the Initial Public Offering, in order that the Corporation may determine the Stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any Stockholder of record seeking to have the Stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the Stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.05 Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII
OTHER SECURITIES OF THE CORPORATION

All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 6.01), may be signed by the Chairman of the Board of Directors, the

President or Chief Executive Officer or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE VIII
DIVIDENDS

Section 8.01 Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 8.02 Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE IX
FISCAL YEAR

The fiscal year of the Corporation shall be the calendar year.

ARTICLE X
INDEMNIFICATION

Section 10.01 Indemnification of Directors, Officers, Employees And Other Agents. The Corporation shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law.

(a) **Other Officers, Employees and Other Agents.** The Corporation shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) **Expenses.** The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another Corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(c) **Enforcement.** Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) **Non Exclusivity of Rights.** To the fullest extent permitted by the Corporation's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Corporation's Certificate of Incorporation.

(e) **Survival of Rights.** The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) **Insurance.** The Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(g) **Amendments.** Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(h) **Saving Clause.** If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the fullest extent permitted by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(i) **Certain Definitions.** For the purposes of this Bylaw, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Bylaw or any applicable law.

(3) The term the "Corporation" shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving Corporation as he would have with respect to such constituent Corporation if its separate existence had continued.

(4) References to a "director," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as a director, officer, employee, trustee or agent of another Corporation, partnership, joint venture, trust or other enterprise.

Section 10.02 Corporation Not Liable. The Corporation shall not be liable for any loss or damage sustained by any current or former member of BATS Exchange, Inc. or BATS Y-Exchange, Inc. growing out of the use or enjoyment by such current or former member of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, BATS Exchange, Inc. and BATS Y-Exchange, Inc.

ARTICLE XI
NOTICES

Section 11.01 Notices.

(a) **Notice to Stockholders.** Whenever, under any provisions of these Bylaws, notice is required to be given to any Stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the Corporation or its transfer agent.

(b) **Notice to Directors.** Any notice required to be given to any director may be given by the method stated in subsection (a), or by facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) **Affidavit of Mailing.** An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the Stockholder or Stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) **Time Notices Deemed Given.** All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, telex or telegram shall be deemed to have been given as of the sending time recorded at time of transmission.

(e) **Methods of Notice.** It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f) **Failure to Receive Notice.** The period or limitation of time within which any Stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such Stockholder or such director to receive such notice.

(g) **Notice to Person with Whom Communication Is Unlawful.** Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) **Notice to Person with Undeliverable Address.** Whenever notice is required to be given, under any provision of law or the Certificate of Incorporation or Bylaws of the Corporation, to any Stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at his address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the Corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.

ARTICLE XII
AMENDMENTS

Subject to paragraph (h) of Section 10.01 of the Bylaws, or as set forth in the Certificate of Incorporation of the Corporation, the Bylaws of the Corporation may be amended or repealed, or new Bylaws of the Corporation may be adopted, by action taken by the stockholders of the Corporation adopted by the Stockholders of seventy percent (70%) of the shares entitled to vote. For so long as the Corporation shall control, directly or indirectly, either one or both of BATS Exchange,

Inc. and BATS Y-Exchange, Inc., before any amendment to or repeal of any provision of the Bylaws of the Corporation shall be effective, those changes shall be submitted to the Board of Directors of any such exchange and if the same must be filed with or filed with and approved by the Securities and Exchange Commission (the "Commission") before the changes may be effective, under Section 19 of the 1934 Act and the rules promulgated under the 1934 Act by the Commission or otherwise, then the proposed changes to the Bylaws of the Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE XIII
LOANS TO OFFICERS

The Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or other assistance may reasonably be expected to benefit the Corporation. Such loan may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

ARTICLE XIV
SRO FUNCTIONS OF BATS EXCHANGE, INC. AND BATS Y-EXCHANGE, INC.

Section 14.01 Non-Interference. For so long as the Corporation shall, directly or indirectly, control either one or both of BATS Exchange, Inc. and BATS Y-Exchange, Inc. (for purposes of this Article XIV, both entities generically referred to as the "Exchange"), the directors, officers and employees of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of the Exchange and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the Board of Directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the 1934 Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 14.01.

Section 14.02 Confidentiality. All books and records of the Exchange reflecting confidential information pertaining to the self-regulatory function of the Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation and the members of the Board of Directors, officers, employees and agents of the Corporation, and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these By-Laws shall be interpreted so as to limit or impede the rights of the Commission or the Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or the Exchange.

Section 14.03 Books and Records, etc. All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the operation or administration of the Exchange, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Exchange for the purposes of, and subject to oversight pursuant to, the 1934 Act. For so long as the Corporation shall control, directly or indirectly, the Exchange, the Corporation's books and records shall be subject at all times to inspection and copying by the Commission and the Exchange, provided that such books and records are related to the operation or administration of the Exchange.

Section 14.04 Compliance with Securities Laws; Cooperation with the Securities and Exchange Commission. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and the Exchange pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and the Exchange in respect of the Commission's oversight responsibilities regarding the Exchange and the self-regulatory functions and responsibilities of the Exchange, and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 14.04.

Section 14.05 Consent to Jurisdiction. The Corporation and its officers, directors, employees and agents by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the Commission, and the Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of the Exchange, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the Commission or the Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of the Exchange.

Section 14.06 Consent to Application. The Corporation shall take reasonable steps necessary to cause its officers, directors and employees, prior to accepting a position as an officer, director or employee, as applicable, of the Corporation to consent in writing to the applicability to them of this Article XIV, as applicable, with respect to their activities related to the Exchange.

EXHIBIT A

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

THIS SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT (this "Agreement") is made and entered into effective as of the 21st day of December, 2012, by and among BATS Global Markets, Inc., a Delaware corporation (the "Company"), and all stockholders of the Company signatory hereto or who hereafter become a party to this Agreement (the "Stockholders").

WHEREAS, the current Stockholders entered into the Investor Rights Agreement dated as of January 1, 2008, as amended (the "Prior Agreement");

WHEREAS, on November 14, 2012 the Board of Directors of the Company (the "Board") adopted the BATS Global Markets, Inc. 2012 Amended and Restated Equity Incentive Plan (as may be amended from time to time, the "2012 Equity Plan") pursuant to which the Company is authorized to grant shares of Restricted Stock (as defined below) to select employees, officers, directors and consultants of the Company and its Affiliates; and

WHEREAS, to give effect to and implement the adoption of the 2012 Equity Plan and the issuance of shares of Restricted Stock (as defined below) thereunder, the Board wishes to amend and restate the Prior Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties, the parties hereto hereby agree as follows:

Section 1. General Provisions.

1.1. Definitions. As used herein, the following terms shall have the following respective meanings:

"2012 Equity Plan" shall have the meaning ascribed thereto in the recitals.

"Affiliate" of a Person means any Person that controls, is controlled by or is under common control with such other Person, including but not limited to, in the case of any Person that is an entity and not a natural person, any officer, director, stockholder or other owner (if holding equity in such entity having more than 1% of such entity's combined voting power or equity value), partner, member, trustee or holder of a similar role, provided that Lime Brokerage Holdings LLC, Mark Gorton, and John Martello shall be considered Affiliates of each other for purposes of this Agreement.

"Board" shall have the meaning ascribed thereto in the recitals.

"Charter" means the Company's Certificate of Incorporation, as may be amended from time to time.

"Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

"Common Stock" means the Company's common stock, $0.01 par value per share.

"Common Holder" means a Stockholder owning less than 5% of the outstanding Common Stock on a Fully Diluted Basis.

"Derivative Securities" shall mean any securities or rights convertible into, or exercisable or exchangeable for, Common Stock, including options and warrants.

"Encumbrance" means any charge, claim, mortgage, servitude, easement, right of way, community or other marital property interest, covenant, equitable interest, license, lease or other possessory interest, lien, option, pledge, security interest, preference, priority, right of first refusal or similar restriction.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Founder" means, together with its Affiliates, each of the following Stockholders: (i) Citigroup Financial Products, Inc.; (ii) Credit Suisse First Boston Next Fund, Inc.; (iii) DB Investment Partners, Inc.; (iv) GETCO Strategic Investments, LLC; (v) Instinet Holdings Incorporated; (vi) LabMorgan Investment Corporation; (vii) Lehman Brothers Holdings Inc.; (viii) Lime Brokerage Holdings LLC; (ix) ML IBK Positions, Inc.; (x) Strategic Investments I, Inc.; (xi) Tradebot Ventures Fund 1, LLC; and (xii) WEDBUSH, Inc., provided that such Stockholder, together with its Affiliates, continues to own 1% or more of the outstanding Common Stock on a Fully Diluted Basis.

"Founder Director" shall have the meaning ascribed thereto in Section 4.1(b)(i).

"Fully Diluted Basis" shall be calculated on the basis of all outstanding shares of Common Stock, including shares of Restricted Stock, and assuming full conversion and exercise of all Derivative Securities; provided, however, that shares of Restricted Stock shall not be taken into account in calculating a "Fully Diluted Basis" for purposes of Section 3 hereof.

"Investor" means a Founder or a Non-Founder, as applicable.

"Instrument of Adherence" shall have the meaning ascribed thereto in Section 2.1.

"New Issuance" shall mean, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

"Non-Founder" means, together with its Affiliates, a Stockholder (other than a Founder) initially owning 5% or more of the outstanding Common Stock on a Fully Diluted Basis, provided that the Stockholder, together with its Affiliates, continues to own 3% or more of the outstanding Common Stock on a Fully Diluted Basis.

"Non-Founder Director" shall have the meaning ascribed thereto in Section 4.1(b)(ii).

"Offer Notice" shall have the meaning ascribed thereto in Section 5.1.

"Observer" shall have the meaning ascribed thereto in Section 4.2(c).

"Option Plans" shall have the meaning ascribed thereto in Section 7.2.

"Person" shall mean any individual, partnership, corporation, limited liability company, group, trust, foundation or other legal entity.

"Qualified Public Offering" shall mean an offering to the public of Common Stock at a per share price of not less than $12 (as adjusted for stock splits, reverse stock splits, stock dividends and similar events from and after the date of this Agreement) and gross proceeds of not less than $50,000,000.

The terms "register," "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement, or, as the context may require, under the Exchange Act or applicable state securities laws.

"Registrable Securities" shall mean (i) shares of Common Stock owned or hereinafter acquired by the Stockholders, (ii) any shares of Common Stock issued or issuable upon conversion of any capital stock of the Company acquired by the Stockholders after the date hereof, and (iii) any shares of capital stock of the Company issued or issuable with respect to the securities referred to in clauses (i) or (ii) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, or other reorganization; excluding in all cases, however, any Registrable Securities sold by a Person in a registration in which the rights under Section 6 hereof are not assigned or any shares for which registration rights have terminated pursuant to Section 6.13 hereof; provided, however, that Restricted Stock shall not be considered Registrable Securities for purposes of this Agreement.

"Registration Expenses" shall mean the expenses so described in Section 6.8.

"Restricted Stock" shall mean shares of Common Stock that are granted pursuant to the 2012 Equity Plan or any successor or replacement thereto and that are subject to a substantial risk of forfeiture and transfer restrictions or are otherwise substantially nonvested.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

"Stock" shall mean (a) the presently issued and outstanding shares of Common Stock and any Derivative Securities (which Derivative Securities shall be deemed to be that number of outstanding shares of Common Stock for which they are exercisable), (b) any additional shares of capital stock of the Company hereafter issued and outstanding and (c) any shares of capital stock of the Company into which such shares may be converted or for which they may be exchanged or exercised.

"Transfer" shall have meaning ascribed thereto in Section 2.1.

Section 2. Restrictions on Transfer.

2.1. Non-Complying Transfers Prohibited. No Stockholder shall sell, assign, transfer, exchange, devise, pledge, hypothecate, encumber or otherwise alienate or dispose of (each, a "Transfer") all or any Stock now owned by such Stockholder or owned by him, her or it during the term of this Agreement, or any right or interest therein, whether voluntarily or involuntarily, by operation of law, court order, foreclosure, marital property division or otherwise, except in compliance with applicable federal and state securities laws and this Agreement. In addition to any other legal or equitable remedies the Company or such other Stockholders may have, the Company and each of such other Stockholders may enforce his, her or its rights under this Agreement by action(s) for specific performance, to the extent permitted by law, or may obtain a temporary and/or permanent injunction restraining any such Transfer (no bond or other security shall be required in connection with such action). The Company may also refuse to recognize any purported transferee as a Stockholder and may continue to treat the Stockholder as a Stockholder for all purposes, including without limitation for purposes of dividend and voting rights, until all applicable provisions of this Agreement have been complied with. The remedies provided herein are cumulative and not exclusive of any other remedies provided herein or by law. Each transferee of any Stock who or which is not already a Stockholder, in addition to complying with the terms and conditions for any Transfer of Stock, shall as a condition precedent to the effectiveness of such Transfer execute and deliver an instrument of adherence hereto in a form acceptable to the Company (an "Instrument of Adherence"), thereby becoming a party hereto and a Stockholder hereunder, an Instrument of Adherence in the forms of Exhibit I and II hereto being forms acceptable to the Company and, (x) with respect to a Transfer from an Investor, such party shall be deemed an Investor for all purposes hereunder, and (y) with respect to a Transfer from a Common Holder, such party shall be deemed a Common Holder for all purposes hereunder. All Transfers permitted or contemplated by this Agreement shall be further limited by and subject to the limitations on transfer set forth in the Charter.

2.2. Rights of First Refusal on Voluntary Transfers.

(a) Offer of Stock to the Company and the Investors. If at any time any Stockholder (the "Selling Stockholder") desires to Transfer all or any portion of his, her or its Common Stock pursuant to a bona fide offer from a third party (the "Proposed Transferee"), the Selling Stockholder shall, within five (5) business days after the Proposed Transferee has delivered such offer to the Selling Stockholder, submit a written notice to the Company and the other Stockholders which notice shall contain an offer (the "Offer") to the Company and the

Investors to Transfer the Stock proposed to be Transferred (the "Offered Shares") on terms and conditions, including price, not less favorable to the Company and the Investors than those on which the Selling Stockholder proposes to Transfer such Offered Shares to the Proposed Transferee. The Offer shall disclose the identity of the Proposed Transferee, the number of Offered Shares, the total number of shares of Stock owned by the Selling Stockholder, the terms and conditions, including price, of the proposed Transfer, and any other material facts relating to the proposed Transfer. The Offer shall further state that each of the Company and the Investors may acquire, in accordance with the provisions of this Section 2.2, all or any portion of the Offered Shares, for the price, including deferred payment terms (without having to comply with any other, non-monetary terms), set forth therein; provided that the rights of the Company and the Investors to acquire the Offered Shares shall be conditioned upon the Company's and/or the Investors acquiring all of the Offered Shares, in accordance with the provisions of this Section 2.2, for the price and upon the other terms and conditions, including deferred payment, if applicable, set forth in the Offer.

(b) Right of First Refusal of the Company. If the Company (or any assignee of the Company) desires, or determines not, to acquire all or any portion of the Offered Shares, the Company (or its assignee) shall communicate in writing such determination relating to the Offered Shares to the Selling Stockholder and to the other Stockholders within twenty (20) days after the date of receipt of the Offer (the "Company Election"), which communication shall state the number of Offered Shares that the Company (or its assignee) desires to purchase, if applicable.

(c) Right of First Refusal of the Investors. If the Company (or its assignee) does not elect to purchase all or any portion of the Offered Shares, the Investors shall have the right to purchase up to that number of remaining Offered Shares. Each Investor desiring to purchase any remaining Offered Shares shall deliver written notice to the Selling Stockholder, the other Stockholders and the Company within ten (10) days of the date of receipt of the Company Election, which notice shall state the number of remaining Offered Shares such Investor desires to purchase. In the event the Investors indicated that they desire to purchase in excess of the remaining Offered Shares after the Company or its assignee has elected to acquire or declined to acquire the Offered Shares, then the amount of Offered Shares to be acquired by each Investor shall be allocated among such Investors based upon the percentage of the Common Stock held by each such Investor to the Common Stock held by all Investors who have elected to exercise their right to acquire the Offered Shares under this Section 2.2(c).

(d) Agreement to Purchase and Sell; Closing. In the event that the Company (or its assignee) and/or the Investors (together, the "Purchasers") elect to purchase, in the aggregate, all of the Offered Shares, then the written notice by the Company (or its assignee) pursuant to Section 2.2(b) and, if there are any remaining Offered Shares, by the Investors pursuant to Section 2.2(c), shall, when taken in conjunction with the Offer, each be deemed to constitute valid, legally binding and enforceable agreements for the sale by the Selling Stockholder to each of the Purchasers of the Offered Shares. Such sales shall be made at the offices of the Company not more than sixty (60) days following the date of receipt of the Offer by the Company and the other Stockholders (the "First Refusal Closing Date"), or such other date or place agreed to by the Selling Stockholder and the Purchasers. Such sales shall be effected by the Selling Stockholder's delivery to the Purchasers of stock assignment(s) duly endorsed for Transfer of ownership of, and all certificates representing, the Offered Shares, free and clear of any Encumbrances, to the Purchasers against payment to the Selling Stockholder of the purchase price therefor by the Purchasers; provided that the Purchasers shall not be required to meet any non-monetary terms of the Offer, including, without limitation, delivery of other securities in exchange for the Offered Shares, but instead, shall be required to deliver to the Selling Stockholder cash in an amount equal to the fair market value of such securities, as determined by the Board in good faith.

(e) Transfer to Proposed Transferee. Subject to Section 3, but notwithstanding anything to the contrary in this Section 2.2, if the Company and the Investors do not elect to purchase all of the Offered Shares within the time periods required by Section 2.2(b) and 2.2(c), or if the closing of any such accepted offer does not occur by the First Refusal Closing Date, the Selling Stockholder shall not be required to Transfer any Offered Shares to the Company or the Investors, the rights given under this Section 2.2 to the Company and the Investors shall be without further effect and the Selling Stockholder shall be free to Transfer the Offered Shares to the Proposed Transferee at any time within ninety (90) days after the date of receipt of the Offer by the Company and the other Stockholders; provided that any such Transfer shall be at not less than the price and upon other terms and conditions, if any, not more favorable to the Proposed Transferee than those specified in the Offer. Any Offered Shares not Transferred within such period of ninety (90) days shall thereafter again become subject to the requirements of a prior offer pursuant to this Section 2.2.

(f) Permitted Transferees. The provisions of Section 2.1, this Section 2.2 and Section 3 shall not apply to (i) Transfers by any Stockholder to any member of such Stockholder's family or to any trust for the benefit of such Stockholder or any family member of such Stockholder; (ii) if the Stockholder is an individual, (X) Transfers by the Stockholder to his, her or its guardian or conservator; (Y) Transfers by the Stockholder in the event of his or her death, to his or her executor(s) or administrator(s) or to trustee(s) under his or her will, or otherwise by will or the laws of descent and distribution; and (Z) Transfers by the Stockholder to a corporation or limited liability company, 100% of the securities of which are solely owned by such Stockholder; (iii) if the Stockholder is a corporation, partnership, or limited liability company, Transfers by such Stockholder to its Affiliates, stockholders, partners or members, or to any other Person or entity that controls, is controlled by or is under common control with (as defined in the Securities Act) such Stockholder; or (iv) the Company's repurchase of capital stock of the Company from an employee, director or consultant pursuant to the terms of any stock restriction agreement or stock purchase agreement between the holder of such capital stock and the Company (collectively, "Permitted Transferees"); provided that, in any such event, the Stock so Transferred in the hands of each such Permitted Transferee shall remain subject to this Agreement. Upon such execution, Permitted Transferee shall become a Stockholder, and the Company shall take all such action required to effectuate such transfer to a Permitted Transferee and such transfer shall be deemed effective regardless of whether any such action has been taken by the Company. No Transfer of Stock to a Permitted Transferee shall be effective if the purpose of such Transfer shall have been to circumvent the provisions of this Agreement. As used in this Section 2.2(f), the word "family," with respect to a Person, shall include any spouse, lineal ancestor or descendant (whether natural or adopted), brother or sister of such Person and any spouse of any such lineal ancestor or descendant, brother or sister.

(g) Restricted Stock. Notwithstanding anything to the contrary contained herein, shares of Restricted Stock shall not be subject to Transfer under this Section 2.2 and shall not be included in Offered Shares; provided, however, that shares of Restricted Stock may be subject to Transfer pursuant to Sections 2.2(f)(i) and 2.2(f)(ii) so long as the Restricted Stock remains subject to a substantial risk of forfeiture in the hands of a Permitted Transferee as if, and to the extent that, the Restricted Stock would be subject to a substantial risk of forfeiture if it had remained in the hands of the Stockholder.

Section 3. Participation in Sales.

(a) Take-Along Right. In the event that a Stockholder (the "Offeree") receives a bona fide offer from a third party or parties other than the Company, any other Stockholder, or a Permitted Transferee (the "Third-Party Buyer") to purchase Stock owned by the Offeree (the "Take-Along Shares"), for a specified price payable in cash or otherwise and on specified terms and conditions (the "Take-Along Offer"), and the Offeree proposes to sell or otherwise transfer the Take-Along Shares to the Third-Party Buyer pursuant to the Take-Along Offer, the Offeree shall not effect such sale or transfer unless, in the event the Company and the other Stockholders have not purchased all such Take-Along Shares pursuant to Section 2.2, each other Stockholder is first given the right to sell to the Third-Party Buyer, at the same price per share and on the same terms and conditions as stated in the Take-Along Offer or as otherwise agreed by the Offeree and the other Stockholders with the Third Party Buyer, up to the number of shares of Stock equal to the Take-Along Shares multiplied by a fraction, the numerator of which shall be the aggregate number of shares of Stock owned by such other Stockholder calculated on a Fully Diluted Basis and the denominator of which shall be the aggregate number of shares of Stock outstanding on a Fully Diluted Basis. Each Stockholder with a right to participate in a Take Along Offer is hereinafter referred to as a "Right Holder."

(b) Notices of Offer and Intent to Participate. If a Right Holder wishes to participate in any sale pursuant to Section 3(a), it shall notify the Offeree in writing of such intention and the number of shares of Stock it wishes to sell pursuant to this Section 3(b) within the period of ten (10) days referred to in Section 2.2(c) above. If the Offeree does not receive such notice from the Right Holder within such period, the Offeree shall be free to consummate the proposed transaction without any obligation to include such Right Holder's Stock in such transaction.

(c) Sale of Take-Along Shares. The Offeree and any Right Holder that has provided timely notice in accordance with Section 3(b) above, shall sell to the Third-Party Buyer all, or at the option of the Third-Party Buyer, any part of the Stock proposed to be sold by them at not less than the price and upon other terms and conditions, if any, not more favorable to the Third-Party Buyer than those stated in the Offer; provided, however, that any purchase of less than all of such Stock by the Third-Party Buyer shall be made from the Offeree and such Right Holders pro rata based upon the relative amount of the Stock that each of the Offeree and each Right Holder are entitled to sell pursuant to Section 3(a).

(d) Restricted Stock. Notwithstanding anything to the contrary contained herein, a Stockholder who only holds shares of Restricted Stock shall not be eligible to participate in any sales as described in this Section 3.

Section 4. Board of Directors.

4.1. Election of Directors. Each Stockholder shall take or cause to be taken such actions as may be required from time to time to establish and maintain:

(a) The number of persons comprising the Board shall be not more than thirteen (13), unless increased by resolution of the Board;

(b) The election to the Board of:

(i) for each Founder, together with its Affiliates, owning 3% or more of the outstanding Common Stock on a Fully Diluted Basis, one (1) individual to be designated by such Founder and its Affiliates (in each case, for so long as the Founder remains a Founder) (the "Founder Directors");

(ii) for each Non-Founder, together with its Affiliates, owning 10% or more of the outstanding Common Stock on a Fully Diluted Basis, one (1) individual to be designated by such Non-Founder and its Affiliates (in each case, for so long as the Non-Founder remain a Non-Founder and continues to own 7% or more of the outstanding Common Stock on a Fully Diluted Basis) (the "Non-Founder Directors"); and

(iii) that number of individuals designated by the Stockholders necessary to fill any vacancies on the Board.

4.2. Appointment of Directors; Removal of Directors; Filling of Vacancies; Observers.

(a) A Stockholder having the right to designate a director pursuant to Section 4.1(b) shall designate a Person to serve on the Board within ninety (90) days of becoming a Founder or Non-Founder, as applicable, by providing written notice to the Company. If a Stockholder fails to designate a Person to serve on the Board within this 90-day period, such Stockholder permanently forfeits the right to appoint a Person to serve on the Board, unless, solely in the case of a Founder, the Stockholder subsequently meets the ownership requirements of a Non-Founder set forth in Section 4.1(b)(ii), in which case (i) such Stockholder shall be re-classified by the Board as a Non-Founder, (ii) this Agreement shall be deemed amended as such without any further action by the Board or Stockholders, and (iii) the Non-Founder shall be entitled to designate a Person to serve on the Board within ninety (90) days of becoming a Non-Founder pursuant to this Section 4.2(a). Notwithstanding the foregoing, any Stockholder who has designated a Person to serve on the Board prior to the date of this Agreement shall not be required to re-designate such Person to the Board upon the execution of this Agreement. If, however, a Stockholder seeks to replace its existing Founder Director or Non-Founder Director, as applicable, in conjunction with the execution of this Agreement, such Stockholder must make such designation in accordance with this Section 4.2(a).

(b) Each Stockholder shall take all action necessary to remove forthwith any director when (and only when) such removal is requested for any reason, with or without cause, by the Person(s) that designated such director for election. In the case of the death, resignation or removal as herein provided of a director, each Stockholder shall vote all Stock owned by him, her or it to elect another individual designated by the same Person(s) that designated the deceased, resigning or removed director if, at the time such vacancy occurs, such Person(s) shall have the right to designate a director pursuant to Section 4.1. If a director is removed in accordance with this Section 4.2(b), the Person(s) that designated such director shall designate a replacement director to serve on the Board within sixty (60) days of such removal by providing written notice to the Company. If a Stockholder fails to designate a replacement director to serve on the Board within this 60-day period, such Stockholder permanently forfeits the right to appoint a Person to serve on the Board, unless, solely in the case of a Founder, the Stockholder subsequently meets the ownership requirements of a Non-Founder set forth in Section 4.1(b)(ii), in which case (i) such Stockholder shall be re-classified by the Board as a Non-Founder, (ii) this Agreement shall be deemed amended as such without any further action by the Board or Stockholders, (iii) and the Non-Founder shall be entitled to designate a Person to serve on the Board in accordance with Section 4.2(a).

(c) Notwithstanding anything to the contrary in this Agreement, each Founder and Non-Founder will have the right to have one representative present during all meetings of the Board and any committee thereof (the "Observer"). The Observer will have the right to be present (either in person or by teleconference or video conference) and address the Board or any committee thereof at all meetings the Board or any committee thereof, and receive copies of all materials and correspondence delivered to the members of the Board or any committee thereof. For purposes of clarity, the Observer is not entitled to vote at any meeting of the Board or any committee thereof as a member of the Board or such committee. Each Founder and Non-Founder will cause its Observer to agree to abide by and be subject to the obligations imposed upon directors of the Company pursuant to Article XIV of the Company's bylaws.

4.3. Limitation on Certain Actions by the Company. Without the prior affirmative vote of the holders of at least 70% of the then outstanding shares of Common Stock, the Company shall not:

(a) adopt or effect any plan of sale, merger, consolidation, dissolution, reorganization or recapitalization of the Company;

(b) offer to sell, offer to license, offer to pledge, offer to lease, offer to assign or offer to otherwise dispose, or sell, license, pledge, lease, assign or otherwise dispose, of all or substantially all of the assets of the Company;

(c) issue, sell, deliver or grant any right to purchase any Derivative Securities (except in accordance with Section 5.2(ii)) or any shares of capital stock, or any interest therein, of the Company, other than as contemplated by this Agreement; or

(d) amend or restate the Company's certificate of incorporation or bylaws.

4.4. Grant of Proxy. Should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

4.5. Specific Enforcement. Each party hereto agrees that its obligations under this Section 4 are necessary and reasonable in order to protect the other parties to this Agreement, and each party expressly agrees and understands that monetary damages would inadequately compensate an injured party for the breach of this Section 4 by any party, that this Section 4 shall be specifically enforceable, and that, in addition to any other remedies that may be available at law, in equity or otherwise, any breach or threatened breach of this Section 4 shall be the proper subject of a temporary or permanent injunction or restraining order, without the necessity of proving actual damages. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

Section 5. Percentage Maintenance.

5.1. Notice of New Issuance. Subject to the terms and conditions of this Section 5 and applicable securities laws, if, at any time after the date hereof, the Company proposes to offer or sell or offers or sells any New Issuances, the Company shall first offer such New Issuances to each Stockholder; provided, however, such Stockholder shall have no right to purchase any such New Issuances if such Stockholder cannot demonstrate to the Company's reasonable satisfaction that such Stockholder is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. Each Stockholder shall be entitled to apportion the right of first offer hereby granted to it among itself and its Affiliates in such proportions as it deems appropriate.

(a) The Company shall give notice (the "Offer Notice") to each Stockholder, stating (i) its bona fide intention to offer such New Issuances, (ii) the number of such New Issuances to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Issuances.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Stockholder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Issuances in the form of Common Stock and, if applicable, shares of Restricted Stock which equal the proportions that the Common Stock and shares of Restricted Stock issued and held by such Stockholder bear to the total Common Stock of the Company then outstanding (on a Fully Diluted Basis). At the expiration of such twenty (20) day period, the Company shall promptly notify each Stockholder that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Stockholder") of any other Stockholder's failure to do likewise (each Stockholder who does not elect to purchase or acquire all available shares, a "Non-Electing Stockholder"). During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Stockholder may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, in the form of Common Stock and, if applicable, shares of Restricted Stock up to that portion of the New Issuances not subscribed for by the Non-Electing Stockholders equal to the proportions that the Common Stock and shares of Restricted Stock issued and held by such Fully Exercising Stockholder bear to the Common Stock issued and held by all Fully Exercising Stockholders who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 5.1(b) shall occur within sixty (60) days of the date that the Offer Notice is given.

(c) If all New Issuances referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 5.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 5.1(b), offer and sell the remaining unsubscribed portion of such New Issuances to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Issuances within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Issuances shall not be offered unless first reoffered to the Stockholders in accordance with this Section 5.1.

(d) Any shares of Restricted Stock purchased or acquired pursuant to this Section 5.1 shall be governed by the 2012 Equity Plan and applicable award agreements thereunder and shall vest at the same time and in the same proportions as the shares of Restricted Stock held by such Stockholder as of the date of the New Issuance.[1]

5.2. Exempt Issuances. The obligation to provide an Offer Notice and the right of first offer in this Section 5 shall not be applicable in the following instances: (i) a dividend or distribution payable pro rata to all holders of Common Stock; (ii) pursuant to the grant or exercise of options to purchase shares of Common Stock or the grant or vesting of shares of Restricted Stock (subject to ratable adjustment in the event of any stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event affecting such shares) issued to employees, officers, directors or consultants of the Company or any subsidiary thereof pursuant to the Option Plans (as hereinafter defined) or the 2012 Equity Plan, as applicable; (iii) in connection with any acquisition (by merger or otherwise) by the Company or any subsidiary of the Company of all or substantially all of the assets or equity interests of any other entity; provided that, the issuance of such securities does not exceed one percent (1%) of the then total number of shares of outstanding Common Stock on a Fully Diluted Basis ; (iv) in connection with joint ventures, strategic alliances, corporate partnerings, equipment lease financings or bank credit arrangements entered into for non-equity financing purposes provided

[1] For example: If on June 1, 2012 (the date of a New Issuance), a Stockholder has an award of 150 shares of Restricted Stock which vests in equal annual installments of 33% each on January 1 of each of 2013 through 2015 and has a second award of 400 shares of Restricted Stock which vests in equal annual installments of 25% each on June 1 of each of 2013 through 2016, then the shares of Restricted Stock purchased or acquired as a result of the New Issuance shall vest as follows: 9.1% of the shares of Restricted Stock shall vest on January 1 of each of 2013 through 2015 and 18.2% of the shares of Restricted Stock shall vest on June 1 of each of 2013 through 2016.

that, the issuance of such securities does not exceed one percent (1%) of the then total number of shares of outstanding Common Stock on a Fully Diluted Basis; or (v) pursuant to a Qualified Public Offering covering the offer and sale of Common Stock.

5.3. Rights of New Purchasers. Any purchaser in a New Issuance who is not currently a Stockholder shall be required, as a condition to the purchase, to execute an Instrument of Adherence. Upon such execution of an Instrument of Adherence, such purchaser shall become a Stockholder. In the event that any Stockholder, whether through participation in a New Issuance or a transfer of previously issued Stock, becomes the owner of more than 5% of the issued and outstanding Stock (on a Fully Diluted Basis), then such Stockholder shall be deemed to be, and to have all the rights and obligations hereunder of, an "Investor" for purposes of this Agreement (provided, however, that any Stockholder which, when together with its Affiliates, owns more than 5% of the Issued and outstanding Stock (on a Fully Diluted Basis) shall, together as a group, be considered an "Investor"), and the parties hereto agree to take all commercially reasonable action as is necessary to amend this agreement to provide such rights to such Stockholder.

Section 6. Registration Rights.

6.1. Restrictive Legend. Each certificate representing Stock shall, except as otherwise provided in this Section 6, be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY OTHER APPLICABLE SECURITIES LAWS, UNLESS THE HOLDER SHALL HAVE OBTAINED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

THE SALE, TRANSFER, ASSIGNMENT, PLEDGE OR ENCUMBRANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN INVESTOR RIGHTS AGREEMENT, AS AMENDED, AMONG BATS GLOBAL MARKETS, INC. AND CERTAIN HOLDERS OF THE OUTSTANDING CAPITAL STOCK OF SUCH COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF SUCH COMPANY.

Upon request of a holder of such a certificate, the Company shall remove the foregoing legend from the certificate or issue to such holder a new certificate therefor free of any transfer legend, if there is an effective registration statement covering the securities represented by such certificate or, with such request, the Company shall have received either the opinion referred to in Section 6.3(i) below or the "no-action" letter referred to in Section 6.3(ii) below.

6.2. Restricted Stock. In addition, Restricted Stock shall also bear the following legend:

> "BY ITS ACQUISITION HEREOF, THE HOLDER AGREES TO BE BOUND BY THE PROVISIONS OF THE RESTRICTED STOCK AWARD AGREEMENT DATED AS OF [ ], BY AND BETWEEN THE COMPANY AND THE HOLDER, INCLUDING PROVISIONS GOVERNING FORFEITURE."

On or following the vesting of any Restricted Stock, upon the request of the holder and the return of the original certificate(s) (if certificates representing the Restricted Stock were issued), the Company shall deliver to the holder a certificate evidencing the number of shares of such Restricted Stock without the legend described in Section 6.2; provided, however, that such newly issued certificate shall comply with Section 6.1.

6.3. Notice of Proposed Transfer. Prior to any proposed sale, pledge, hypothecation or other transfer of any Registrable Securities (other than under the circumstances described in Section 6.4 or 6.5 or to an Affiliate), the holder thereof shall give written notice to the Company of its intention to effect such sale, pledge, hypothecation or other transfer. Each such notice shall describe the manner of the proposed sale, pledge, hypothecation or other transfer and, if requested by the Company, shall be accompanied by either (i) an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed sale, pledge, hypothecation or other transfer may be effected without registration under the Securities Act, or (ii) a "no action" letter from the Commission to the effect that the distribution of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the holder of such stock shall be entitled to transfer such stock in accordance with the terms of its notice; provided, however, that no such opinion of counsel shall be required for a distribution to one or more partners (in the case of a transferor that is a partnership), stockholders (in the case of a transferor that is a corporation) or members (in the case of a transferor that is a limited liability company) of the transferor, in each case in respect of the beneficial interest of such partner, stockholder or member. Each certificate for Registrable Securities transferred as above provided shall bear the appropriate restrictive legend set forth in Section 6.1, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or (ii) the opinion of counsel or "no-action" letter referred to above is to the further effect that the transferee and any subsequent transferee (other than an Affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act. Notwithstanding any other provision hereof, the restrictions provided for in this Section 6.3 shall not apply to securities which are not required to bear the legend prescribed by Section 6.1 in accordance with the provisions of that Section.

6.4. Required Registration.

(a) At any time after the date that is six (6) months after the closing of the Company's first underwritten public offering of its Common Stock under the Securities Act ("IPO"), any Investor may request that the Company register for sale under the Securities Act all or any portion of the shares of Registrable Securities held by such requesting holder or holders for sale in the manner specified in such notice; provided, however, that the anticipated gross proceeds of any offering and registration pursuant to this Section 6.4 shall be at least $10,000,000.

(b) Following receipt of any notice under this Section 6.4, the Company shall immediately notify all holders of Registrable Securities from whom notice has not been received and such holders shall then be entitled within thirty (30) days after receipt of such notice from the Company to request the Company to include in the requested registration all or any portion of their shares of Registrable Securities. The Company shall use its best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in the notice from requesting holders described in paragraph (a) above, the number of shares of Registrable Securities specified in such notice (and in all notices received by the Company from other holders within thirty (30) days after the receipt of such notice by such holders). The Company shall be obligated to register the Registrable Securities pursuant to this Section 6.4 on two (2) occasions only, and not more than once in any consecutive twelve (12) month period. Notwithstanding anything to the contrary contained herein, the Company shall not be required to effect a registration pursuant to this Section 6.4 during the period commencing sixty (60) days prior to the estimated filing date of, and ending on the date which is one hundred twenty (120) days after the effective date of a registration statement filed by the Company covering an underwritten public offering of the Common Stock under the Securities Act; provided that, the Company is actively employing in good faith reasonable efforts to cause such registration statement to become effective and such estimate of the filing date is made in good faith.

(c) If the holder intends to distribute the Registrable Securities covered by its request by means of an underwriting, it shall so advise the Company as a part of their request made pursuant to this Section 6.4 and the Company shall include such information in the written notice referred to in paragraph (b) above. The right of any holder to registration pursuant to this Section 6.4 shall be conditioned upon such holder's agreeing to participate in such underwriting and to permit inclusion of such holder's Registrable Securities in the underwriting. If such method of disposition is an underwritten public offering, the holder shall designate the managing underwriter of such offering, which underwriter shall be reasonably acceptable to the Company. A holder may elect to include in such underwriting all or a part of the Registrable Securities it holds, subject to the limitations required by the managing underwriter as provided for in Section 6.4(d) below.

(d) Without the prior written consent of the Investors, the Company will not include in any registration under this Section 6.4 any securities other than (a) Registrable Securities, (b) shares of stock pursuant to Section 6.5 hereof, and (c) securities to be registered for offering and sale on behalf of the Company. If the managing underwriter(s) advise the

Company in writing that in their opinion the number of shares of Registrable Securities and, if permitted hereunder, other securities in such offering, exceeds the number of shares of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the Investor, the Company will include in such registration, prior to the inclusion of any securities which are not shares of Registrable Securities, the number of shares of Registrable Securities requested to be included that in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering, subject to the following order of priority: (A) first, the securities requested to be included therein by the Investors, pro rata among the Investors on the basis of the number of shares of stock requested to be included in such registration; and (B) second, any other securities requested to be included in such registration by other Stockholders of the Company, pro rata among such stockholders on the basis of the number of shares of Stock requested to be included in such registration; and (C) third, the securities to be registered on behalf of the Company.

6.5. Incidental Registration. If the Company at any time (other than with respect to its IPO) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or any successor to such forms or another form not available for registering the Registrable Securities for sale to the public), each such time it will promptly give written notice to all holders of the Registrable Securities of its intention to do so after the initial filing but before effectiveness of the registration statement relating thereto. Upon the written request of any such holder, received by the Company within ten (10) days after the giving of any such notice by the Company, to register any or all of its Registrable Securities, the Company will use its best efforts to cause the Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent required to permit the sale or other disposition by the holder (in accordance with its written request) of such Registrable Securities so registered. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the holders of Registrable Securities as a part of the written notice given pursuant to this Section 6.5. In such event the right of any holder of Registrable Securities to registration pursuant to this Section 6.5 shall be conditioned upon such holder's participation in such underwriting to the extent provided herein. All holders of Registrable Securities proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for underwriting by the Company. Notwithstanding any other provision of this Section 6.5, if the underwriter determines that marketing factors require a limitation on the number of shares to be underwritten, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in by the Investors, allocated pro rata among the Investors based on the number of shares owned by each such Investor, (iii) the Registrable Securities requested to be included in such registration by all other holders of Registrable Securities, allocated pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by such holder, and (iv) fourth, other securities requested to be included in such registration. Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 6.5 without thereby incurring any liability to the holders of Registrable Securities. If any holder of Registrable Securities disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the underwriters of the offering. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

6.6. Registration on Form S-3.

(a) If at any time (i) the holders of the Registrable Securities constituting at least twenty percent (20%) of the total Registrable Securities then outstanding request that the Company file a registration statement on Form S-3 or any successor form thereto for a public offering of all or any portion of the shares of Registrable Securities held by such requesting holder or holders, the reasonably anticipated aggregate price to the public of which would exceed $5,000,000 and (ii) the Company is a registrant entitled to use Form S-3 or any successor form thereto to register such shares, then the Company shall use its best efforts to register the offer and resale of the number of shares of Registrable Securities specified in such notice under the Securities Act on Form S-3 or any successor form thereto, for public sale in accordance with the method of disposition specified in such notice. Whenever the Company is required by this Section 6.6 to use its best efforts to effect the registration of Registrable Securities, each of the applicable procedures and requirements of Sections 6.3 and 6.4, including, but not limited to, the requirement that the Company notify all holders of Registrable Securities from whom notice has not been received and provide them with the opportunity to participate in the offering (provided, however, that holders shall have no more than fifteen (15) days to reply to the Company's notice in order to participate in the offering), shall apply to such registration.

(b) The Company shall use its best efforts to qualify for registration on Form S-3 or any successor form or forms and to that end the Company shall register (whether or not required by law to do so) the Common Stock under the Exchange Act in accordance with the provisions of that Act following the effective date of the first registration of any securities of the Company on Form S-1 or any comparable or successor form.

6.7. Registration Procedures. If and whenever the Company is required by the provisions of Section 6.4, 6.5 or 6.6 to use its best efforts to effect the registration of any Registrable Securities under the Securities Act, the Company will, as expeditiously as possible:

(a) Prepare and file with the Commission a registration statement with respect to such securities including executing an undertaking to file post-effective amendments and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby;

(b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified herein and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

(c) Furnish to each seller of Registrable Securities and to each underwriter such number of copies of the registration statement and each such amendment and supplement thereto (in each case including all exhibits) and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such registration statement;

(d) Use its commercially reasonable best efforts to register or qualify the Registrable Securities covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Registrable Securities or, in the case of an underwritten public offering, the managing underwriter reasonably shall request; provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction, unless the Company is already subject to service in such jurisdiction;

(e) Use its commercially reasonable best efforts to list the Registrable Securities covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

(f) Immediately notify each seller of Registrable Securities and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and promptly prepare and furnish to such seller a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and all holders hereby agree that they shall not use any such prospectus or registration statement once so notified;

(g) If the offering is underwritten and at the request of any seller of Registrable Securities, use its commercially reasonable best efforts to furnish on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such registration (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters to such effect as reasonably may be requested by counsel for the underwriters, and delivers copies of such opinion to the sellers of Registrable Securities and (ii) a letter dated such date from the independent public accountants retained by the Company addressed to the underwriters stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five (5) business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request;

(h) Upon reasonable notice and at reasonable times during normal business hours, provide each seller of Registrable Securities, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, reasonable access to all financial and other records, pertinent corporate documents and properties of the Company, as such parties may reasonably request, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(i) Cooperate with the selling holders of Registrable Securities and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, such certificates to be in such denominations and registered in such names as such holders or the managing underwriter may request at least two business days prior to any sale of Registrable Securities;

(j) Permit any holder of Registrable Securities which holder, in the sole and exclusive judgment, exercised in good faith, of such holder, might be deemed to be a controlling person of the Company, to participate in good faith in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included; and

(k) Cooperate with the holders requesting registration pursuant to this Section 6, the underwriters participating in the offering and their counsel in any due diligence investigation reasonably requested by the holders or the underwriters in connection therewith, and participate, to the extent reasonably requested by the managing underwriter for the offering or the holders, in efforts to sell the Registrable Securities under the offering (including without limitation, participating in "roadshow" meetings with prospective investors) that would be customary for underwritten primary offerings of a comparable amount of equity securities by the Company.

In connection with each registration pursuant to this Section 6, the holders of Registrable Securities will timely furnish to the Company in writing such information requested by the Company with respect to themselves and the proposed distribution by them as shall be deemed necessary in order to assure compliance with federal and applicable state securities laws and such Sellers shall provide the Company with appropriate representations with respect to the accuracy of such information and shall, in connection with any underwritten offering, become party to an underwriting agreement in connection therewith in form and substance reasonably acceptable to the underwriters and the Company.

6.8. Expenses.

(a) All expenses incurred by the Company in complying with Sections 6.4, 6.5 and 6.6, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, reasonable fees and disbursements of counsel to Sellers of Registrable Securities and fees of transfer agents and registrars, costs of any insurance which might be obtained by the Company with respect to the offering by the Company, excluding any Selling Expenses, are called "Registration Expenses." All underwriting discounts and selling commissions applicable to the sale of Registrable Securities are called "Selling Expenses."

(b) The Company will pay all Registration Expenses in connection with each registration statement under Section 6.4, 6.5 or 6.6. All Selling Expenses in connection with each registration statement under Section 6.4, 6.5 or 6.6 shall be borne by the participating sellers in proportion to the number of shares registered by each, or by such participating sellers other than the Company (except to the extent the Company shall be a seller) as they may agree.

6.9. Indemnification and Contribution.

(a) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, the Company will indemnify, defend and hold harmless each holder of Registrable Securities, its officers, directors, members and partners, each underwriter of such Registrable Securities thereunder and each other person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such holder, officer, director, member, partner, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any prospectus, offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof) or (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a "Blue Sky Application") and will reimburse each such seller, and such officer, director, member and partner, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with written information furnished by any such holder, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus.

(b) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, each seller of such Registrable Securities thereunder, severally and not jointly, will indemnify, defend and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each other seller of Registrable Securities, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, other seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any prospectus offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof), or any Blue Sky Application or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, other seller, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus. The liability of each seller hereunder shall be limited to the net proceeds received by such seller from the sale of such Registrable Securities. Not in limitation of the foregoing, it is understood and agreed that the indemnification obligations of any seller hereunder pursuant to any underwriting agreement entered into in connection herewith shall be limited to the obligations contained in this subparagraph (b).

(c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 6.9 and shall only relieve it from any liability which it may have to such indemnified party under this Section 6.9 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 6.9 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded, based on a written opinion of counsel, that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or that the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select one separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. No indemnifying party, in the defense of any such claim or action, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or action; provided that no such consent shall be required for any settlement which provides a full release for such indemnified party and solely for the payment of money. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Registrable Securities exercising rights under this Agreement, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 6.9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 6.9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling holder or any such controlling person in circumstances for which indemnification is provided under this Section 6.9; then, and in each such case, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case, (A) no such holder of Registrable Securities will be required to contribute any amount in excess of the net proceeds received from the sale of all such Registrable Securities offered by it pursuant to such registration statement and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e) The indemnities and obligations provided in this Section 6.9 shall survive the transfer of any Registrable Securities by such holder.

6.10. Changes in Common Stock or Preferred Shares. If, and as often as, there is any change in the Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock as so changed.

6.11. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, except as provided in paragraph (c) below, at all times after ninety (90) days after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, the Company agrees to:

(a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act (or any successor rule);

(b) Use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) Furnish to each holder of Registrable Securities forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 (or any successor rule) and, at any time after it has become subject to such reporting requirements, of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Registrable Securities without registration.

6.12. "Market Stand-Off" Agreement. Each Stockholder agrees, if requested by the Company and an underwriter of Common Stock (or other securities) of the Company, (i) not to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such holder or are thereafter acquired), or (ii) not to enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, whether in privately negotiated or open market transactions, during the one hundred eighty (180) day period following the effective date of a registration statement of the Company filed under the Securities Act, provided that:

(a) Such agreement only applies to the Company's first underwritten public offering of its Common Stock under the Securities Act; and

(b) Only so long as all holders of Registrable Securities, all officers and directors of the Company, all persons including shares in such offering and all holders of one percent (1%) or more of the outstanding shares of all classes of capital stock of the Company are bound by similar agreements.

The Company may impose stop-transfer instructions with respect to the shares (or securities) subject to the foregoing restriction until the end of said one hundred eighty (180) day period.

6.13. Miscellaneous.

(a) The rights granted to the Investors under this Section 6 with respect to Registrable Securities may be transferred to any Permitted Transferee of any Investor; provided that (i) such transferee agrees in writing to be bound by the provisions of this Agreement and (ii) at the time of transfer the Company is given written notice of the name and address of the transferee and the number and type of Shares being transferred.

(b) The rights granted to the Investors under this Section 6 shall terminate on the earlier of: (i) the fourth anniversary of a Qualified Public Offering; or (ii) the date when all Registrable Securities may be sold to the public in accordance with Rule 144 under the Securities Act by a person that is not an "affiliate" (as defined in Rule 144 under the Securities Act) of the Company where no conditions of Rule 144 are then applicable (other than the holding period requirement in paragraph (d)(1)(ii) of Rule 144 so long as such holding period requirement is satisfied at such time of determination).

(c) The Company shall not grant any other registration rights without the consent of the Investors.

Section 7. Covenants of the Company.

7.1. Financial Reports and Litigation Information.

(a) Financial Reports. The Company will maintain proper books of account and records in accordance with generally accepted accounting principles applied on a consistent basis. The Company will deliver the following to the Investors:

(i) Within forty five (45) days after the end of each month in each fiscal year (other than the last month in each fiscal year), a consolidated balance sheet of the Company and the statements of income and cash flows unaudited but prepared in accordance with generally accepted accounting principles, such balance sheet to be as of the end of such month and such statements of income and cash flows to be for such month and for the period from beginning of the fiscal year to the end of such month; provided that quarterly financial statements may be substituted for monthly financial statements if the Board unanimously consents to such substitution;

(ii) Within one hundred thirty-five (135) days after the end of each fiscal year of the Company, a balance sheet of the Company as of the end of such fiscal year and the related consolidated statements of income and cash flows for the fiscal year then ended, prepared in accordance with generally accepted accounting principles and reviewed by a firm of independent public accountants of recognized national or regional standing selected by the Board; and

(iii) On or before the first day of each fiscal year, the Company shall furnish to each Investor an annual budget (including projected monthly consolidated and consolidating income statements, balance sheets and statements of cash flow) for such fiscal year.

(b) Termination of Provisions. The obligations of the Company under this Section 7.1 shall terminate at such time as the Common Stock is registered under Section 12 of the Exchange Act.

7.2. Employee Equity Plans. The Company has reserved (a) an aggregate of 2,195,417 shares of Common Stock for issuance to eligible participants pursuant to the Company's Amended and Restated 2008 Stock Option Plan (including, for the avoidance of doubt, any predecessor plans) and the 2009 Stock Option Plan (collectively, the "Option Plans") and (b) an aggregate of 525,000 shares of Common Stock for issuance to eligible participants pursuant to the Company's 2012 Equity Plan.

7.3. D&O Insurance. The Company shall use its commercially reasonable efforts to maintain directors and officers liability insurance in an amount acceptable to the Board.

7.4. Indemnification. The Company shall at all times provide for indemnification of the members of the Board to the full extent permitted by law.

7.5. Termination of Covenants. The covenants set forth in this Section 7 shall be of no further force or effect upon the closing of the Qualified Public Offering.

Section 8. Representations and Warranties.

8.1. Representations and Warranties of Corporate Stockholders. Each Stockholder that is a corporation hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Organization and Authority. Such Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. Such Stockholder has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) Corporate Action. Such Stockholder has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

(c) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of the certificate of incorporation or by-laws of such Stockholder or any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of its assets is bound.

(d) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy.

8.2. Representations and Warranties of Individual Stockholders. Each Stockholder who is an individual hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of his or her assets is bound.

(b) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principals of equity and public policy.

8.3. Representations and Warranties of Other Stockholders. Each Stockholder that is a trust, partnership, foundation, limited liability company or similar entity hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of his assets is bound.

(b) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principals of equity and public policy.

(c) Authority. The partner, member or manager of such Stockholder executing this Agreement has the power and authority to enter into this Agreement and such partner and Stockholder each have the power and authority to consummate the transactions on behalf of such Stockholder contemplated hereby.

8.4. Representations and Warranties of the Company. The Company hereby represents and warrants to each Stockholder as follows:

(a) Organization and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. The Company has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) Corporate Action. The Company has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

(c) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of the certificate of incorporation or by-laws of the Company or any contract, commitment, indenture, lease or other agreement to which the Company is a party or by which it or any of its assets is bound.

(d) Binding Obligation. This Agreement has been duly and validly executed and delivered by the Company, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy.

Section 9. Additional Shares of Stock; Etc. In the event additional shares of Stock are issued by the Company to a Stockholder at any time during the term of this Agreement, either directly or upon the exercise or exchange of securities of the Company exercisable for or exchangeable into shares of Stock, the Company shall cause, and the Stockholders agree that, such additional shares of Stock, as a condition to such issuance, to become subject to the terms and provisions of this Agreement.

Section 10. Duration of Agreement; Compliance. The rights and obligations of each Stockholder under this Agreement shall terminate as to such Stockholder, to the extent not terminated earlier pursuant to another provision of this Agreement, upon the earlier to occur of (a) the tenth anniversary of the date hereof and (b) a Qualified Public Offering. Provided, however, that, notwithstanding the foregoing, the provisions of Section 6 shall survive and shall terminate in accordance with Section 6.14(b).

Section 11. Severability; Governing Law. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws.

Section 12. Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns, transferees, legal representatives and heirs.

Section 13. Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or by telecopy or sent by nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below with respect to the Company or at such other address as may hereafter be designated in writing by such party to the other parties:

if to the Company, to:

BATS Global Markets, Inc.
8050 Marshall Dr., Suite 120
Lenexa, KS 66214
Telecopy: 913-815-7119
Attention: Eric Swanson, General Counsel

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Fax: 212-701-5135
Attention: Deanna Kirkpatrick, Esq.

if to any Stockholder, at such Stockholder's address set forth on the books and records of the Company.

All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (b) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof.

Section 14. Modifications and Amendments. This Agreement may not be amended, modified or discharged orally, nor may any waivers or consents be given orally hereunder, and every such amendment, modification, waiver and consent shall be in writing and, except as otherwise provided in this Agreement, shall be signed by the Person against which enforcement thereof is sought. This Agreement may be amended or any waiver of any term or condition hereof consented to with the written consent of the Company and holders of at least a majority of the outstanding shares of Registrable Securities; provided, however, that, (i) this Section 14 and Section 4.1(b)(ii) may only be amended with the written consent of the Company and holders of at least a majority of the outstanding shares of Common Stock, (ii) this Section 14 and Sections 2 through and including 7 may only be amended with the written consent of the Company and Investors holding a majority of aggregate number of shares of Stock owned by all the Investors, and (iii) any amendment to any provision of this Agreement that materially adversely affects the rights of any Investor shall not be effective against such Investor unless and until consented to in writing by such Investor. Any amendment, termination or waiver effected in accordance with this Section 14 shall be binding on all parties hereto, regardless of whether such party has consented thereto.

Section 15. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

Section 16. Jurisdiction and Service of Process. Any legal dispute with respect to this Agreement shall be brought in the federal or state courts located in Wilmington, Delaware. By execution and delivery of this Agreement, each of the parties hereto accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts and acknowledges and agrees that venue therein is proper and not inconvenient. Each of the parties hereto irrevocably consents to the service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by certified mail, postage prepaid, to the party at its address provided pursuant to determined in accordance with Section 13 hereof.

Section 17. Enforcement. Each of the parties hereto acknowledges and agrees that the rights acquired by each party hereunder are unique and that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the other parties were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedy to which the parties hereto are entitled at law or in equity or pursuant hereto, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other party and to enforce specifically the terms and provisions hereof in any federal or state court to which the parties have agreed hereunder to submit to jurisdiction.

Section 18. No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing among the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

Section 19. Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Agreement shall survive (i) the execution and delivery hereof, and (ii) any investigations made by or on behalf of the parties, and shall remain in full force and effect following the execution and delivery of this Agreement. No claim shall be made by a party for any alleged misrepresentation or breach of warranty by any other party unless notice for such claim shall have been given to such other party in accordance with the notice provision hereof prior to the expiration of the survival period specified above with respect to such representation or warranty. All covenants of any party hereto shall survive the execution and delivery hereof for the period of time specified within such covenant, and if no period of time is therein specified, until this Agreement is terminated in accordance herewith.

Section 20. Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

Section 21. Entire Agreement. This Agreement and the other writings referred to herein or delivered pursuant hereto contain the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings with respect thereto.

Section 22. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

As adopted by the Board of Directors of BATS Global Markets, Inc. on November 14, 2012.

As adopted by the Investors and the holders of the shares of Registrable Securities of BATS Global Markets, Inc. on December 21, 2012.

WRITTEN CONSENT
OF BOARD OF DIRECTORS

Investor Rights Agreement

RESOLVED, that, upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Second Amended and Restated Investor Rights Agreement, substantially in the form of Exhibit D attached hereto (the "**Investor Rights Agreement**"), is hereby approved and adopted, subject to stockholder approval in accordance with the terms of the Investor Rights Agreement.

General

RESOLVED, that the appropriate officers of the Company are, and each of them hereby is, authorized and directed to take or cause to be taken all such further actions, and to execute and deliver or cause to be delivered all such further instruments and documents in the name and on behalf of the Company and to incur all such fees and expenses, all as in their judgment is deemed necessary or advisable in order to carry into effect each of the foregoing resolutions and that the actions of any officer of the Company authorized by the foregoing resolutions or which would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of such resolution be, and they hereby are, ratified, confirmed, approved and adopted as actions of the Company.

WRITTEN CONSENT OF
INVESTORS AND HOLDERS OF REGISTRABLE SECURITIES

[see attached]

EXHIBIT I

FORM OF

INSTRUMENT OF ADHERENCE

The undersigned, ____________________, in order to become the owner or holder of ________ shares of common stock, par value $0.01 per share, of BATS Global Markets, Inc., a Delaware corporation (the "Company"), hereby agrees to become a party to that certain Second Amended and Restated Investor Rights Agreement dated as of December 21, 2012, as amended (the "Investor Rights Agreement"), among the Company and the other parties thereto, and to be bound by all provisions thereof. The undersigned agrees to become a Stockholder (as defined in the Investor Rights Agreement) under the terms of the Investor Rights Agreement. The shares of common stock shall be deemed Stock (as defined in the Investor Rights Agreement) and the undersigned shall be deemed a Stockholder for all purposes thereunder. This Instrument of Adherence shall take effect and shall become a part of said Investor Rights Agreement immediately upon execution by the undersigned hereto and acceptance thereof by the Company.

Executed as a contract under seal as of the date set forth below:

[SIGNATURE BLOCKS FOR BATS GLOBAL MARKETS AND STOCKHOLDER]

EXHIBIT II

FORM OF

INSTRUMENT OF ADHERENCE
(To be entered into in connection with the grant of Restricted Stock)

The undersigned, ___________________, in order to become the owner or holder of __________ shares of common stock, par value $0.01 per share, of BATS Global Markets, Inc., a Delaware corporation (the "Company"), hereby agrees to become a party to that certain Second Amended and Restated Investor Rights Agreement dated as of December 21, 2012, as amended (the "Investor Rights Agreement"), among the Company and the other parties thereto, and to be bound by all provisions thereof. The undersigned agrees to become a Stockholder (as defined in the Investor Rights Agreement) under the terms of the Investor Rights Agreement and the shares of common stock shall be deemed Stock (as defined in the Investor Rights Agreement). This Instrument of Adherence shall take effect and shall become a part of said Investor Rights Agreement immediately upon execution by the undersigned hereto and acceptance thereof by the Company and the grant of shares pursuant to the undersigned's Restricted Stock Award Agreement dated as of [ ] (the "Restricted Stock Agreement").

To the extent that all shares of common stock described herein are forfeited prior to becoming fully vested (as such vesting schedule is described in the Restricted Stock Agreement), this Instrument of Adherence shall be null and void.

Executed as a contract under seal as of the date set forth below:

[SIGNATURE BLOCKS FOR BATS GLOBAL MARKETS AND STOCKHOLDER]


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 1651728

The Registrar of Companies for England and Wales hereby certifies that

INSTINET CHI-X LIMITED

having by special resolution changed its name, is now incorporated under the name of

CHI-X EUROPE LIMITED

Given at Companies House, London, the 20th July 2007


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



Companies House

— for the record —

THE COMPANIES ACTS 1985 TO 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

- of -

CHI-X EUROPE LIMITED



Macfarlanes LLP
20 Cursitor Street
London EC4A 1LT

CONTENTS

THE COMPANIES ACT 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

- of -

CHI-X EUROPE LIMITED

(adopted by written resolution passed on 2012)

1 The Company's articles of association

1.1 The Company's articles of association (the "**articles**") comprise:

1.1.1 the model articles of association for private companies contained in Schedule 1 to The Companies (Model Articles) Regulations 2008 ("**Model Articles**") as in force at the date of adoption of these Articles, subject as expressly excluded or modified by (or to the extent inconsistent with) the following articles; and

1.1.2 the following articles ("**these Articles**");

to the exclusion of all previous articles, including any regulations formerly known as Table A and any provisions incorporated from the Company's memorandum of association.

1.2 In these Articles, reference to a numbered Model Article is to the article with that number in the Model Articles and reference to a numbered Article is to the article with that number in these Articles.

2 Definitions and interpretation

2.1 In these Articles, terms defined in Model Article 1 have the same meanings when used in these Articles (except where the context otherwise requires) and the following words and expressions have the following meanings:

Act: the Companies Act 2006;

Conflict Situation: a situation in which a director has, or can have, a direct or indirect interest that conflicts, or may possibly conflict, with the interests of the Company, including in relation to the exploitation of any property, information or opportunity and regardless of whether the Company could take advantage of the property, information or opportunity itself, but excluding a situation which could not reasonably be regarded as likely to give rise to a conflict of interest;

Controlling Shareholder: the holder or holders, for the time being of more than one half in nominal value of the issued ordinary share capital of the Company (including, for the avoidance of doubt, any holder of the whole of the issued ordinary share capital of the Company); and

member: a shareholder.

2.2 Except as expressly provided otherwise in these Articles, or where expressly defined in Model Article 1, words or expressions contained in the Model Articles and in these Articles bear the same meaning as in the Act. The last paragraph of Model Article 1 (beginning "Unless the context otherwise requires") shall not apply.

2.3 In the Model Articles and in these Articles, except in Article 1.1 or as expressly provided otherwise in these Articles, any reference to any statute, statutory provision or subordinate legislation ("**Legislation**") includes a reference to that Legislation as from time to time amended or re-enacted (whether with or without modification).

2.4 For the purposes of the articles, "**clear days**" in relation to a period of notice excludes the day on which the notice is treated as given and the day of the meeting or other matter for which the notice is given and Model Article 41(5) shall apply as if the following words were deleted: "(that is, excluding the date of the adjourned meeting and the day on which the notice is given)–".

3 Company name

The name of the Company may be changed by:

3.1 special resolution of the members; or

3.2 otherwise in accordance with the Act.

4 Unanimous decisions of directors

4.1 Model Article 8(2) shall apply as if the words "copies of which have been signed by each eligible director" were deleted and replaced with the words "of which each eligible director has signed one or more copies".

4.2 References in Model Article 8 to eligible directors mean directors who would have been entitled to vote on the matter had it been proposed as a resolution at a directors' meeting excluding, in respect of the authorisation of a Conflict Situation, the director subject to that Conflict Situation. Model Article 8(3) shall not apply.

5 Quorum for directors' meetings

5.1 The quorum for directors' meetings may be fixed from time to time by a decision of the directors but, except as set out in Articles 5.2 and 5.3, it must never be less than two, and unless otherwise fixed it is two. Model Article 11(2) shall not apply.

5.2 At any time when there is only one director in office, the quorum for directors' meetings will be that one director (without prejudice to the powers of the sole director to take decisions without a meeting, as provided in Model Article 7(2)).

6 Chairman

The directors participating at a meeting of directors may appoint one of their number to act as Chairman. The Chairman shall not have a casting vote. Model Articles 12 and 13 shall not apply.

7 Conflicts of interest - Directors' authorisation, voting and counting in the quorum

7.1 If a Conflict Situation arises, the directors may authorise it for the purposes of section 175(4)(b) of the Act by a resolution of the directors made in accordance with that section and these Articles. At the time of the authorisation, or at any time afterwards, the directors may impose any limitations or conditions or grant the authority subject to such terms which (in each case) they consider appropriate and reasonable in all the circumstances. Any authorisation may be revoked or varied at any time at the discretion of the directors.

7.2 For the purposes of any directors' meeting (or part of a meeting) at which it is proposed to authorise a Conflict Situation in respect of one or more directors, if there is only one director in office other than the director or directors subject to the Conflict Situation, the quorum for such meeting (or part of a meeting) shall be that one director.

7.3 Except as otherwise specified in these Articles or the Companies Acts, and subject to any limitations, conditions or terms attaching to any authorisation given by the directors for the purposes of section 175(4)(b) of the Act, a director may vote on, and be counted in the quorum in relation to, any resolution relating to a matter in which:

7.3.1 he is in a Conflict Situation; and

7.3.2 he has, or can have a conflict of interest arising in relation to an existing or a proposed transaction or arrangement with the Company.

7.4 Model Article 14 shall not apply.

8 Appointing and removing directors

The Controlling Shareholder shall have the right at any time and from time to time to appoint one or more persons to be a director or directors of the Company. Any such appointment shall be effected by notice in writing to the Company, or to a meeting of its directors, including a meeting which until such appointment would not be quorate, by the Controlling Shareholder and the Controlling Shareholder may in like manner at any time and from time to time remove from office any director (whether or not appointed by it pursuant to this Article).

9 Termination of director's appointment

In addition to the circumstances set out in Model Article 18, a person also ceases to be a director if he is removed from office pursuant to Article 8.

10 Directors' remuneration and other benefits

10.1 A director may undertake any services for the Company that the directors decide.

10.2 A director is entitled to such remuneration as the directors decide:

10.2.1 for his services to the Company as director; and

10.2.2 for any other services which he undertakes for the Company.

10.3 Subject to the articles, a director's remuneration may:

10.3.1 take any form; and

10.3.2 include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.

10.4 Unless the directors decide otherwise, no director is accountable to the Company for any remuneration or other benefit which he receives as a director or other officer or employee of, or for services provided to, any of the Company's subsidiary undertakings or of any parent undertaking of the Company from time to time or of any other body corporate in which the Company or any such parent undertaking is interested, including subsidiary undertakings of the parent undertaking of the Company.

10.5 Model Article 19 shall not apply.

11 Share capital

11.1 The share capital of the Company at the date of adoption of these Articles comprises ordinary shares of £1 each

11.2 No shares in the capital of the Company shall be issued with rights as regards voting, or the payment of dividends, or the return of capital which rank in priority to the ordinary shares in the Company, or which carry any right of redemption at the option of the holder. Model Article 22 shall not apply.

12 Payment for shares

12.1 No share shall be issued other than for a subscription price decided by the directors (subject to the Act).

12.2 If so decided by the directors, the subscription price need not be paid in full at the time of issue of a share, but any amount not paid at the time of issue shall be paid:

12.2.1 subject as the directors may decide prior to issue, on demand by the directors; or

12.2.2 on demand by a liquidator of the Company.

12.3 The Company may, if so decided by the directors, make arrangements on the issue of shares for a difference between shareholders in the amounts and times of payment of calls on their shares.

12.4 Model Article 21 shall not apply.

13 Joint holders of shares

13.1 Where two or more persons are registered as the holders of any share, they shall be deemed to hold the share as joint tenants with benefit of survivorship except that:

13.1.1 the maximum number of persons who may be registered as joint holders of any share is four; and

13.1.2 the joint holders of any share shall be liable, severally as well as jointly, in respect of all payments which are to be made in respect of such share.

13.2 Any one of joint holders may give valid receipts or waivers in respect of any dividend, bonus, return of capital or other money payable in respect of a share on behalf of all the joint holders and Model Article 35 shall apply subject to this Article.

13.3 Only the person whose name stands first in the register as one of the joint holders of any share shall be entitled to delivery of the certificate relating to such share (if that share is held in certificated form), or to receive documents and information from the Company in respect of that share. Any document or information given or made available to such person shall be deemed to be given or made available to all the joint holders.

13.4 Any one of the joint holders of any share for the time being conferring a right to vote may vote in respect of the share, or may appoint a proxy or representative to vote in respect of the share, as if he were the sole holder, provided that:

13.4.1 if, at a meeting, more than one of the joint holders, or their proxy or representative, seeks to vote in respect of the share, only the vote cast by the holder (or the proxy or representative of the holder) whose name stands first among them in the register in respect of that share shall be counted; and

13.4.2 on a written resolution, agreement may be signified by any of the joint holders and, once given, such agreement shall have effect notwithstanding any objection by any other joint holder.

13.5 Anything to be agreed, specified or done by a holder of a share may, in the case of a share held by more than one holder, be validly agreed, specified or done by any one of the joint holders of such share, subject as expressly provided in the articles.

14 Issue of new shares

14.1 The Company has the power to allot and issue shares in the capital of the Company and to grant rights to subscribe for, or to convert any security into, shares in the capital of the Company pursuant to those rights.

14.2 At any time when there is a single Controlling Shareholder, the directors may only exercise the power of the Company to allot shares or to grant rights to subscribe for, or to convert any security into, shares in favour of that Controlling Shareholder or some other person expressly approved by the Controlling Shareholder in writing. The powers of the directors pursuant to section 550 of the Act shall be limited accordingly.

14.3 The provisions of sections 561 and 562 of the Act shall not apply to the Company.

15 Transfer of shares

15.1 The directors shall register any transfer of shares made with the express written consent of the Controlling Shareholder.

15.2 Subject to Article 15.1, the directors may, in their absolute discretion, refuse to register the transfer of any share, and if they do so, the instrument of transfer must be returned to the transferee with the notice of refusal unless they suspect that the proposed transfer may be fraudulent. Model Article 26(5) shall not apply.

16 Procedure for declaring dividends

16.1 Except as otherwise provided by the rights attached to any shares from time to time, all dividends shall be paid to the holders of shares in proportion to the numbers of shares on which the dividend is paid held by them respectively.

16.2 Model Article 30(4) shall apply as if the words "the terms on which shares are issued" were deleted and replaced with the words "the rights attached to shares".

17 No interest on distributions

Model Article 32(a) shall apply as if the words "the terms on which the share was issued" were deleted and replaced with the words "the rights attached to the share".

18 Attendance and quorum at general meetings

18.1 Model Article 37(4) shall apply with the word "persons" substituted for the word "members".

18.2 Section 318 of the Act shall apply to determine the quorum required at a general meeting of the Company.

18.3 For the avoidance of doubt, if a quorum ceases to be present at a general meeting, no further business shall be transacted whilst the quorum is not present, but without prejudice to business transacted whilst the quorum was present or once the quorum returns.

19 Voting rights

19.1 On any resolution, whether at a meeting, on a poll or by written resolution, each member shall be entitled to one vote for every share held by him (subject as provided in the articles in respect of joint holders).

20 Communications

20.1 Subject as expressly provided in the articles, the company communications provisions (as defined in the Act) shall apply to any document or information authorised or required to be sent or supplied by the Company to any member or director or other person, or by any member or director or other person to the Company or by any member or director or other person to any other member or director or other person in each case for the purposes of the articles as they do to documents or information authorised or required to be sent or supplied by or to a company pursuant to the Companies Acts, subject as follows.

20.1.1 the provisions of section 1168 of the Act (Hard copy and electronic form and related expressions) shall apply as if the words "and the articles" were inserted after the words "the Companies Acts" in sections 1168(1) and 1168(7); and

20.1.2 section 1147 of the Act (Deemed delivery of documents and information) shall apply as if:

20.1.2.1 in section 1147(2) the words "or by airmail (whether in hard copy or electronic form) to an address outside the United Kingdom" were inserted after the words "in the United Kingdom" and the words "48 hours after its was posted" were replaced with the words "on the second working day after the date of posting where sent from the United Kingdom to an address in the United Kingdom by first class pre-paid inland post and on the fourth working day after the date of posting where sent by airmail";

20.1.2.2 in section 1147(3) the words "48 hours after it was sent" were deleted and replaced with the words "when sent, notwithstanding that the Company may be aware of the failure in delivery of such document or information."; and

20.1.2.3 section 1147(5) were replaced with the following:

"Where the document or information is sent or supplied by hand (whether in hard copy or electronic form) and the Company is able to show that it was properly addressed and sent at the cost of the Company, it is deemed to have been received by the intended recipient when delivered to the relevant address."; and

20.1.3 proof that a document or information sent by electronic means was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the document or information was properly addressed as required by section 1147(3) of the Act and that the document or information was sent or supplied.

20.2 Notice of a meeting of directors may be given to a director orally, or in any manner in which he has indicated he is willing to receive such notice.

20.3 Model Article 48 shall not apply.

21 **Company seals**

Model Article 49(4)(b) shall not apply.

22 **Indemnities, insurance and funding of defence proceedings**

22.1 This Article 23 shall have effect, and any indemnity provided by or pursuant to it shall apply, only to the extent permitted by, and subject to the restrictions of, the Act. It does not allow for or provide (to any extent) an indemnity which is more extensive than is permitted by the Act and any such indemnity is limited accordingly. This Article 23 is also without prejudice to any indemnity to which any person may otherwise be entitled.

22.2 The Company may indemnify every person who is a director or other officer (other than an auditor) of the Company out of the assets of the Company from and against any loss, liability or expense incurred by him or them in relation to the Company.

22.3 The Company may indemnify any person who is a director of a company that is a trustee of an occupational pension scheme (as defined in section 235(6) of the Act) out of the assets of the Company from and against any loss, liability or expense incurred by him or them in connection with such company's activities as trustee of the scheme.

22.4 The directors may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a director or other officer of the Company or of any associated company (as defined in section 256 of the Act) of the Company or a trustee of any pension fund or employee benefits trust for the benefit of any employee of the Company or of any associated company.

22.5 The directors may, subject to the provisions of the Act, exercise the powers conferred on them by sections 205 and 206 of the Act to:

22.5.1 provide funds to meet expenditure incurred or to be incurred in defending any proceedings, investigation or action referred to in those sections or in connection with an application for relief referred to in section 205; or

22.5.2 take any action to enable such expenditure not to be incurred.

22.6 Model Articles 52 and 53 shall not apply.

23 **Limited liability**

The liability of the members of the Company is limited to the amount for the time being (if any) unpaid of the shares held by them.

Registered No. 01651728

The Companies Acts 1985 and 1989

PRIVATE COMPANY LIMITED BY SHARES

Memorandum of Association

(as amended by resolution in writing passed on 17 December 2007)

- of -

CHI-X EUROPE LIMITED

1 The name of the company is "CHI-X EUROPE LIMITED"*.

2 The registered office of the Company will be in England and Wales.

3** The objects for which the Company is established are:

3.1 (a) To carry on the business of a Broker Dealer as a Limited Corporate Member of The Stock Exchange and as ancillary thereto to do all or any of the things and matters hereinafter specified.

(b) To supply services, information and assistance to providers or users of information and order-processing networks useful in or in connection with the Company's business.

(c) To carry on any other trade or business which may be capable of being conveniently carried on in connection with the objects specified in sub-clause (a) hereof or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(d) To act as the holding and co-ordinating company of the group of companies of which the Company may from time to time be the holding company.

3.2 To form, promote, subsidise and assist companies, syndicates or other bodies of all kinds and to issue, place, underwrite or guarantee the subscription of, subscribe for, acquire or sell any shares, stocks, bonds, options, debentures, debenture stock or other capital or securities or obligations of any such companies, syndicates or other bodies, or to pay commission to and remunerate any person or company for services rendered in issuing, placing, underwriting, guaranteeing, subscribing, acquiring or selling as aforesaid.

3.3 To enter into, carry on and participate in financial transactions and operations of all kinds and to take any steps which may be considered expedient for carrying into effect such transactions and operations.

3.4 To invest or deal with any of the monies of the Company not immediately required for its operations in such manner with or without security and whether at home or abroad as the Company may think fit.

* Incorporated as de Zoete & Bevan (Financial Futures) Limited on 15 July 1982. Name changed to Thamesway Investment Services Limited on 8 September 1987, to Instinet Investment Services Limited on 1 January 1985, to Instinet Chi-X Limited on 21 March 2006 and to Chi-X Europe Limited on 20 July 2007.

** Clause 3 adopted by written resolution passed on 15 May 2006.

3.5 To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, reciprocal concessions or otherwise with any person, firm, company or other body of any kind for the purpose of carrying on business from which the Company would or might derive any benefit whether direct or indirect.

3.6 To purchase or otherwise acquire and undertake all or any part of the business, property, liabilities and transactions of any person, firm, company or other body of any kind, and to establish or promote or join in the establishment or promotion of any other company whose objects shall include the objects of the Company or the promotion of which shall be calculated to advance its interests and to acquire and hold any shares, securities or obligations of any such company.

3.7 To purchase or otherwise acquire any patents, *brevets d'invention*, licences, concessions, copyrights, trade marks, designs, rights of agency or distributorship and the like, conferring any exclusive or non-exclusive or limited right, or any secret or other information as to any state of affairs, individual, firm, company or other body, or invention, process development or the like which may seem to the Company capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, to use, exercise, develop, grant licences in respect of or otherwise turn to account any of the same and with a view to the working and development of the same to carry on any business whatsoever which the Company may think calculated directly or indirectly to achieve these objects and to apply for, registered or by other means protect, prolong and renew whether in the United Kingdom or elsewhere any of the same.

3.8 To purchase, take on lease or in exchange, hire or otherwise acquire and hold for any estate or interest and manage any lands, buildings, servitudes, easements, rights, privileges, concessions, machinery, plant, stock-in-trade and any heritable or moveable real or personal property of any kind.

3.9 To develop, work, improve, manage, lease, mortgage, charge, pledge, turn to account or otherwise deal with all or any part of the property of the Company, to surrender or accept surrender of any lease or tenancy or rights, and to sell the property, business or undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for cash or shares, debentures or securities of any other company.

3.10 To construct, erect, maintain, alter, replace or remove any buildings, works, offices, erections, plant, machinery, tools, or equipment as may seem desirable for any of the businesses or in the interests of the Company, and to manufacture, buy, sell and generally deal in any plant, tools, machinery, goods or things of any description which may be conveniently dealt with in connection with any of the Company's objects.

3.11 To manage and conduct the affairs of any companies, firms and persons carrying on business of any kind whatsoever, and in any part of the world.

3.12 To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and, if the Company thinks fit, charged upon all or any of the Company's property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance.

3.13 To guarantee or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights present and future and uncalled capital of the Company or by both such methods or by any other means whatsoever, the liabilities and obligations of and the payment of any monies whatsoever by any person, firm or company whatsoever including but not limited to any company which is for the time being the holding company or a subsidiary (both as defined by section 736 of the Companies Act 1985) of the Company or of the Company's holding company or is controlled by the same person or persons as control the Company or is otherwise associated with the Company in its business.

3.14 To grant indemnities of every description and to undertake obligations of every description.

3.15 To make, draw, accept, indorse and negotiate bills of exchange or other negotiable instruments and to receive money on deposit or loan.

3.16 To pay all or any expenses incurred in connection with the formation and promotion and incorporation of the Company and to pay commission to and remunerate any person or company for services rendered in underwriting or placing, or assisting to underwrite or place, any of the shares in the Company's capital or any debentures or other security of the Company, or in or about the formation or promotion of the Company or the conduct of its business.

3.17 To pay for any property or rights acquired by the Company or to remunerate any person, firm or company rendering services to the Company either in cash or in kind or fully paid-up shares with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another and generally on such terms as may be determined but so that any shares shall be issued only if they are fully paid or credited as fully paid on or before allotment.

3.18 To accept payment for any property or rights sold or otherwise disposed of or dealt with by the Company, either in cash, by instalments or otherwise, or in fully paid-up shares of any company or corporation, with or without deferred or preferred rights in respect of dividend or repayment of capital or otherwise, or in debentures or mortgage debentures or debenture stock, mortgages or other securities or any company or corporation, or partly in one mode and partly in another, and generally on such terms as the Company may determine.

3.19 To make loans or give credit on such terms as may seem expedient with or without security to such persons, firms, companies, syndicates or other bodies of all kinds and in such cases (and in the case of loans either of cash or of other assets) as the Company may think fit.

3.20 To distribute among the members in specie any property of the Company or any proceeds of sale, disposal or realisation of any property of the Company but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

3.21 To amalgamate with any other company whose objects are or include objects similar to those of the Company and on any terms whatsoever.

3.22 To procure the Company to be registered or recognised in any country or place abroad.

3.23 To obtain any order or Act of Parliament or of any authority or agency existing from time to time by virtue of statutory powers in this country or in any other State for enabling the Company to carry any of its objects into effect, or for effecting any modifications of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceeding or application which may seem calculated, directly or indirectly, to prejudice the Company's interests.

3.24 To enter into any arrangements with any government or with any authority or agency existing from time to time by virtue of statutory powers, as may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise and comply with any such charters, orders, rights, privileges and concessions.

3.25 To appoint any person or persons, firm or firms, company or companies to be the attorney or agent of the Company and to act as agents, managers, secretaries, contractors or in similar capacity.

3.26 To establish and maintain or procure the establishment and maintenance of contributory or non-contributory pension or superannuation funds for the benefit of the persons referred to below, to grant emoluments, pensions, allowances, donations, gratuities and bonuses to such persons and to make payments for or towards insurance on the life or lives of such persons; to establish, subsidise, subscribe to or otherwise support any institution, association, society, club, other establishment or fund, the support of which may, in the opinion of the Company, be calculated directly or indirectly to benefit the Company or any such persons, or which may be connected with any place where the Company carries on business; to institute and maintain any profit-sharing scheme calculated to advance the interests of the Company or such persons; the said persons are any persons who are or were at any time in the employment or service of the Company or its predecessor in business or of any company which is or has been the holding company or a subsidiary (both as defined by section 736 Companies Act 1985) of the Company or of the Company's holding company or who are or were at any time directors or officers of the Company or of such other company as aforesaid, and the spouses, widows, widowers, families or dependents of any such persons.

3.27 To subscribe or guarantee money for or organise or assist any charitable, benevolent, public, general, political or useful object or for any exhibition or for any persons which or who may be considered likely directly or indirectly to further the objects of the Company or the interests of its shareholders.

3.28 To take, make, execute, enter into, commence, carry on, prosecute or defend all steps, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements and schemes, and to do all other acts, matters and things which shall at any time appear conducive to or expedient for the advantage or protection of the Company.

3.29 To do all or any of the above things in any part of the world and either as principals, agents, contractors, trustees, or otherwise, and either alone or in conjunction with others.

3.30 To do all such acts or things as are incidental or conducive to the attainment of the above objects or any of them.

It is hereby declared that:

(a) the word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the United Kingdom or elsewhere, and whether now existing or hereafter to be formed; and

(b) the objects set forth in each sub-clause of this Clause shall not be restrictively construed but the widest interpretation shall be given thereto and they shall not, except where the context expressly so requires, be in any way limited or restricted by application of the *ejusdem generis* rule or by reference to or inference from any other object or objects set forth in such sub-clause or from the terms of any other sub-clause or by the name of the Company; none of such sub-clauses or the object or objects therein specified or the powers thereby conferred shall be deemed subsidiary or ancillary to the objects or powers mentioned in any other sub-clause, but the Company shall have full power to exercise all or any of the objects conferred by and provided in each of the said sub-clauses as if each sub-clause contained the objects of a separate company.

4 The liability of the members is limited.

5 The share capital of the Company is £43,697,442 divided into 11,697,442 Class A Shares, 30,000,000 Class B Shares and 2,000,000 Class C Shares of £1 each.[***]

[***] Authorised share capital increased by written resolution passed on 17 December 2007.

We, the several persons whose name and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBCRIBERS	No. of Shares taken by each Subscriber
P. F. J. RENDELL 25, FINSBURY CIRCUS LONDON, EC2M 7EE. STOCKBROKER	ONE
D.C.CULHANE 25, FINSBURY CIRCUS LONDON, EC2M 7EE. STOCKBROKER	ONE

DATED this 25th day of May 1982

WITNESS to the above Signatures:-

George Herbert Davis,

25, Finsbury Circus,

London, EC2M 7EE.

Stockbroker

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS Y-EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JULY, A.D. 2009, AT 5:51 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY'S OFFICE
DELAWARE



Jeffrey W. Bullock, Secretary of State

4715533 8100

090742517

AUTHENTICATION: 7449959

DATE: 07-31-09

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:06 PM 07/30/2009
FILED 05:51 PM 07/30/2009
SRV 090742517 - 4715533 FILE

CERTIFICATE OF INCORPORATION
OF
BATS Y-EXCHANGE, INC.

First. The name of the corporation is BATS Y-Exchange, Inc.

Second. The initial registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Third. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth. The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

Fifth. The name and mailing address of the incorporator is:

Name	Mailing Address
Joe Ratterman	8050 Marshall Drive Suite 120 Lenexa, Kansas 66214

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 30th day of July, 2009.

INCORPORATOR:

/s/ Joe Ratterman
Joe Ratterman

AMENDED AND RESTATED
BY-LAWS OF BATS Y-EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means BATS Y-Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these By-Laws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these By-Laws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these By-Laws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be BATS Global Markets, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The number of Directors of the Company shall be ten (10).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 p.m. Central Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

(g) The initial Directors of the Board of Directors shall be appointed by the stockholder and shall serve until the first annual meeting of stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article III, Section 2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these By-Laws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the

Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

STOCKHOLDERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these By-Laws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these By-Laws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The

Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these By-Laws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the

Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, assess Exchange's regulatory performance, and assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal, or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof , and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents.

The Company shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the director or executive officer. Any right to indemnification or advances granted by this Article VIII to a director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Laws, agreement, vote of Stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance*. The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments*. Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause*. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated, or by any other applicable law.

(i) *Certain Definitions*. For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a "director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency By-Laws

Section 1. By Stockholders or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation, or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts is business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

(a) The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the shareholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Operational Date of Exchange

The Company has been formed in anticipation of its registration by the United States Securities and Exchange Commission as a national securities exchange. During the period between incorporation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 2. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 3. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of BATS Global Markets, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of BATS Global Markets, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 4. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 5. Dividends

Subject to any provisions of any applicable statute, other provisions of these By-Laws, or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 6. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 7. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 8. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 9. Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "OMICRON HOLDINGS CORP.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF FEBRUARY, A.D. 2011, AT 4:47 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4937045 8100

110125500

AUTHENTICATION: 8545312

DATE: 02-07-11

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:38 PM 02/07/2011
FILED 04:47 PM 02/07/2011
SRV 110125500 - 4937045 FILE

CERTIFICATE OF INCORPORATION

OF

OMICRON HOLDINGS CORP.

FIRST: The name of the corporation is Omicron Holdings Corp. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law").

FOURTH: (1) The total number of shares of stock which the Corporation shall have authority to issue is 2,000, consisting of 1,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), and 1,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock").

(2) The Board of Directors is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by Delaware Law.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person

granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 7th day of February, 2011.



Malik M. Khalil
Incorporator

BYLAWS

OF

OMICRON HOLDINGS CORP.

*****

ARTICLE 1
OFFICES

Section 1.01. *Registered Office.* The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. *Other Offices.* The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. *Books.* The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

Section 2.01. *Time and Place of Meetings.* All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

Section 2.02. *Annual Meetings.* Unless directors are elected by written consent in lieu of an annual meeting as permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (**"Delaware Law"**), an annual meeting of stockholders, commencing with the year 2012, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however*, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.03. *Special Meetings.* Special meetings of stockholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.04. *Notice of Meetings and Adjourned Meetings; Waivers of Notice.* (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. *Quorum.* Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.06. *Voting.* (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast.

Section 2.07. *Action by Consent.* (a) Unless otherwise provided in the certificate of incorporation and subject to the proviso in Section 2.02, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in Section 2.07(b).

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and Delaware Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.08. *Organization.* At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, or in the Chairman's absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary's absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

ARTICLE 3
DIRECTORS

Section 3.01. *General Powers.* Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. *Number, Election and Term Of Office.* (a) The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than two or more than nine. The directors shall be elected at the annual meeting of the stockholders by written ballot, except as provided in Section 2.02 and Section 3.12 herein, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.

(b) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 3.03. *Quorum and Manner of Acting.* Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. *Time and Place of Meetings.* The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

Section 3.05. *Annual Meeting.* The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. *Regular Meetings.* After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of two directors. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.09. *Action by Consent.* Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. *Telephonic Meetings.* Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. *Resignation.* Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. *Vacancies.* Unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.

Section 3.13. *Removal.* Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created may be filled in accordance with Section 3.12 herein.

Section 3.14. *Compensation.* Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE 4
OFFICERS

Section 4.01. *Principal Officers.* The principal officers of the Corporation shall be a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 4.02. *Election, Term of Office and Remuneration.* The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. *Subordinate Officers.* In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. *Removal.* Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. *Resignations.* Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. *Powers and Duties.* The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

ARTICLE 5
CAPITAL STOCK

Section 5.01. *Certificates For Stock; Uncertificated Shares.* The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, or the President or Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. *Dividends.* Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. *Year.* The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. *Corporate Seal.* The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. *Voting of Stock Owned by the Corporation.* The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. *Amendments.* These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "OMICRON INTERMEDIATE HOLDINGS CORP.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF FEBRUARY, A.D. 2011, AT 12:51 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

4936931 8100

110122768

AUTHENTICATION: 8544365

DATE: 02-07-11

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:02 PM 02/07/2011
FILED 12:51 PM 02/07/2011
SRV 110122768 - 4936931 FILE

CERTIFICATE OF INCORPORATION

OF

OMICRON INTERMEDIATE HOLDINGS CORP.

FIRST: The name of the corporation is Omicron Intermediate Holdings Corp. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 7th day of February, 2011.



Malik M. Khalil
Incorporator

(NY) 07109X03/DRO.DOCS/oaktree.intermediate.charter.doc

BYLAWS

OF

OMICRON INTERMEDIATE HOLDINGS CORP.

* * * * *

ARTICLE 1
OFFICES

Section 1.01. *Registered Office.* The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. *Other Offices.* The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. *Books.* The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

Section 2.01. *Time and Place of Meetings.* All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

Section 2.02. *Annual Meetings.* Unless directors are elected by written consent in lieu of an annual meeting as permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("**Delaware Law**"), an annual meeting of stockholders, commencing with the year 2012, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however*, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.03. *Special Meetings.* Special meetings of stockholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.04. *Notice of Meetings and Adjourned Meetings; Waivers of Notice.* (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. *Quorum.* Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.06. *Voting.* (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast.

Section 2.07. *Action by Consent.* (a) Unless otherwise provided in the certificate of incorporation and subject to the proviso in Section 2.02, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in Section 2.07(b).

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and Delaware Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.08. *Organization.* At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, or in the Chairman's absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary's absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

ARTICLE 3
DIRECTORS

Section 3.01. *General Powers.* Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. *Number, Election and Term Of Office.* (a) The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than two or more than nine. The directors shall be elected at the annual meeting of the stockholders by written ballot, except as provided in Section 2.02 and Section 3.12 herein, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.

(b) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 3.03. *Quorum and Manner of Acting.* Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. *Time and Place of Meetings.* The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

Section 3.05. *Annual Meeting.* The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. *Regular Meetings.* After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of two directors. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.09. *Action by Consent.* Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. *Telephonic Meetings.* Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. *Resignation.* Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. *Vacancies.* Unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.

Section 3.13. *Removal.* Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created may be filled in accordance with Section 3.12 herein.

Section 3.14. *Compensation.* Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE 4
OFFICERS

Section 4.01. *Principal Officers.* The principal officers of the Corporation shall be a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 4.02. *Election, Term of Office and Remuneration.* The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. *Subordinate Officers.* In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more

Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. *Removal.* Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. *Resignations.* Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. *Powers and Duties.* The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

ARTICLE 5
CAPITAL STOCK

Section 5.01. *Certificates For Stock; Uncertificated Shares.* The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, or the President or Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person

were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for

determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. *Dividends.* Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. *Year.* The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. *Corporate Seal.* The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. *Voting of Stock Owned by the Corporation.* The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. *Amendments.* These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "OMICRON ACQUISITION CORP.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF FEBRUARY, A.D. 2011, AT 12:48 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

4936927 8100

110122754

AUTHENTICATION: 8545172

DATE: 02-07-11

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:01 PM 02/07/2011
FILED 12:40 PM 02/07/2011
SRV 110122754 - 4936927 FILE

CERTIFICATE OF INCORPORATION

OF

OMICRON ACQUISITION CORP.

FIRST: The name of the corporation is Omicron Acquisition Corp. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 7th day of February, 2011.



Malik M. Khalil
Incorporator

(NY) 02509/003/ORG.DOCS/cert of inc.doc

BYLAWS

OF

OMICRON ACQUISITION CORP.

* * * * *

ARTICLE 1
OFFICES

Section 1.01. *Registered Office.* The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. *Other Offices.* The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. *Books.* The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

Section 2.01. *Time and Place of Meetings.* All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

Section 2.02. *Annual Meetings.* Unless directors are elected by written consent in lieu of an annual meeting as permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("**Delaware Law**"), an annual meeting of stockholders, commencing with the year 2012, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however*, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.03. *Special Meetings.* Special meetings of stockholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.04. *Notice of Meetings and Adjourned Meetings; Waivers of Notice.* (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. *Quorum.* Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.06. *Voting.* (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast.

Section 2.07. *Action by Consent.* (a) Unless otherwise provided in the certificate of incorporation and subject to the proviso in Section 2.02, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in Section 2.07(b).

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and Delaware Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.08. *Organization.* At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, or in the Chairman's absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary's absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

ARTICLE 3
DIRECTORS

Section 3.01. *General Powers.* Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. *Number, Election and Term Of Office.* (a) The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than two or more than nine. The directors shall be elected at the annual meeting of the stockholders by written ballot, except as provided in Section 2.02 and Section 3.12 herein, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.

(b) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 3.03. *Quorum and Manner of Acting.* Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. *Time and Place of Meetings.* The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

Section 3.05. *Annual Meeting.* The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. *Regular Meetings.* After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of two directors. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.09. *Action by Consent.* Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. *Telephonic Meetings.* Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. *Resignation.* Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. *Vacancies.* Unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.

Section 3.13. *Removal.* Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created may be filled in accordance with Section 3.12 herein.

Section 3.14. *Compensation.* Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE 4
OFFICERS

Section 4.01. *Principal Officers.* The principal officers of the Corporation shall be a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 4.02. *Election, Term of Office and Remuneration.* The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. *Subordinate Officers.* In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more

Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. *Removal.* Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. *Resignations.* Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. *Powers and Duties.* The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

ARTICLE 5
CAPITAL STOCK

Section 5.01. *Certificates For Stock; Uncertificated Shares.* The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, or the President or Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person

were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for

were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for

determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. *Dividends.* Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. *Year.* The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. *Corporate Seal.* The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. *Voting of Stock Owned by the Corporation.* The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. *Amendments.* These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.



CERTIFICATE OF INCORPORATION OF A PRIVATE LIMITED COMPANY

Company No. 6547680

The Registrar of Companies for England and Wales hereby certifies that

BATS TRADING LIMITED

is this day incorporated under the Companies Act 1985 as a private company and that the company is limited.

Given at Companies House, Cardiff, the 28th March 2008


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



Companies House

— for the record —

The above information was communicated in non-legible form and authenticated by the Registrar of Companies under section 710A of the Companies Act 1985

The Companies Acts 1985 to 2006

Private Company Limited by Shares
Company Number: 6547680

MEMORANDUM AND ARTICLES OF ASSOCIATION

BATS Trading Limited

Incorporated the 28th March 2008

Speechly Bircham LLP
Solicitors
6 Andrew Street
London
EC4A 3LX
Tel: 020 7427 6400
Fax: 020 7427 6600

THE COMPANIES ACTS 1985 to 2006

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF

BATS Trading Limited

1. The Company's name is "BATS Trading Limited".
2. The Company's registered office is to be situated in England and Wales.

3.1 The object of the Company is to carry on business as a general commercial company.

OBMGEN

3.2 Without prejudice to the generality of the object and the powers of the Company derived from section 3A of the Act the Company has power to do all or any of the following things:-

3.2.1 To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

3.2.2 To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any trade marks, patents, copyrights, trade secrets, or other intellectual property rights, licences, secret processes, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

3.2.3 To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

3.2.4 To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

3.2.5 To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

3.2.6 To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

3.2.7 To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

3.2.8 To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

3.2.9 To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

3.2.10 To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

3.2.11 To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

3.2.12 To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

3.2.13 To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

3.2.14 To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

3.2.15 To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

3.2.16 To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

3.2.17 To distribute among the members of the Company in kind any property of the Company of whatever nature.

3.2.18 To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

3.2.19 To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance including insurance for any director, officer or auditor against any liability in respect of any negligence, default, breach of duty or breach of trust (so far as permitted by law); and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such schemes to be established or maintained.

3.2.20 Subject to and in accordance with the provisions of the Act (if and so far as such provisions shall be applicable) to give, directly or indirectly, financial assistance for the acquisition of shares or other securities of the Company or of any other company or for the reduction or discharge of any liability incurred in respect of such acquisition.

3.2.21 To procure the Company to be registered or recognised in any part of the world.

3.2.22 To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

3.2.23 To do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

3.2.24 AND so that:-

3.2.24.1 None of the provisions set forth in any sub-clause of this clause shall be restrictively construed but the widest interpretation shall be given to each such provision, and none of such provisions shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other provision set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this clause, or by reference to or inference from the name of the Company.

3.2.24.2 The word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

3.2.24.3 In this clause the expression "the Act" means the Companies Act 1985, but so that any reference in this clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

4. The liability of the members is limited.

5. The Company's share capital is £1,000,000 divided into 1,000,000 shares of £1 each.

I, the subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and I agree to take the number of shares shown opposite my name.

Name and address of subscriber	Number of shares taken by the subscriber
BATS Holdings, Inc The Corporation Trust Company 1209 Orange Street WILMINGTON 19801 Delaware USA	1
Total shares taken	One

Dated 28th March 2008.

THE COMPANIES ACTS 1985 to 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION OF

BATS Trading Limited

1. PRELIMINARY

1.1 The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No. 805) as amended by The Companies (Tables A to F) (Amendment) Regulations 1985 (SI 1985 No. 1052), The Companies Act 1985 (Electronic Communications) Order 2000 (SI 2000 No. 3373), the Companies (Tables A to F) (Amendment) Regulations 2007 (SI 2007 No. 2541) and the Companies (Tables A to F) (Amendment) (No 2) Regulations 2007 (SI 2007 No. 2826) so far as it relates to private companies limited by shares (such Table being hereinafter called "Table A") shall apply to the Company save in so far as they are excluded or varied hereby and such regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the Articles of Association of the Company.

1.2 In these Articles the expression "the Act" means the Companies Act 1985 and "the 2006 Act" means the Companies Act 2006, but so that any reference in these Articles to any provision of the Act or the 2006 Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

2. ALLOTMENT OF SHARES

2.1 Shares which are comprised in the authorised share capital with which the Company is incorporated shall be under the control of the directors who may (subject to section 80 of the Act and to article 2.4 below) allot, grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit.

2.2 All shares which are not comprised in the authorised share capital with which the Company is incorporated and which the directors propose to issue shall first be offered to the members in proportion as nearly as may be to the number of the existing shares held by them respectively unless the Company in general meeting shall by special resolution otherwise direct. The offer shall be made by notice specifying the number of shares offered, and limiting a period (not being less than 14 days) within which the offer, if not accepted, will be deemed to be declined. After the expiration of that period, those shares so deemed to be declined shall be offered in the proportion aforesaid to the persons who have, within the said period, accepted all the shares offered to them; such further offer shall be made in like terms in the same manner and limited by a like period as the original offer. Any shares not accepted pursuant to such offer or further offer as aforesaid or not capable of being offered as aforesaid except by way of fractions and any shares released from the provisions of this article by any such special resolution as aforesaid shall be under the control of the directors, who may allot, grant options over or otherwise dispose of the same to such persons, on such terms, and in such manner as they think fit, provided that, in the case of shares not accepted as aforesaid, such shares shall not be disposed of on terms which are more favourable to the subscribers therefor than the terms on which they were offered to the members. The foregoing provisions of this article 2.2 shall have effect subject to section 80 of the Act.

2.3 In accordance with section 91(1) of the Act sections 89(1) and 90(1) to (6) (inclusive) of the Act shall not apply to the Company.

2.4 The directors are generally and unconditionally authorised for the purposes of section 80 of the Act to exercise any power of the Company to allot and grant rights to subscribe for or convert securities into shares of the Company up to the amount of the authorised share capital with which the Company is incorporated at any time or times during the period of five years from the date of incorporation and the directors may, after that period, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company within that period. The authority hereby given may at any time (subject to the said section 80) be renewed, revoked or varied by ordinary resolution.

3. SHARES

3.1 The lien conferred by regulation 8 in Table A shall attach also to fully paid-up shares, and the Company shall also have a first and paramount lien on all shares, whether fully paid or not, standing registered in the name of any person indebted or under liability to the Company, whether he shall be the sole registered holder thereof or shall be one of two or more joint holders, for all moneys presently payable by him or his estate to the Company. Regulation 8 in Table A shall be modified accordingly.

3.2 The liability of any member in default in respect of a call shall be increased by the addition at the end of the first sentence of regulation 18 in Table A of the words "and all expenses that may have been incurred by the Company by reason of such non-payment".

4. GENERAL MEETINGS AND RESOLUTIONS

4.1 Every notice convening a general meeting shall comply with the provisions of section 325(1) of the 2006 Act as to giving information to members in regard to their right to appoint proxies; and notices of and other communications relating to any general meeting which any member is entitled to receive shall be sent to the directors and to the auditors for the time being of the Company.

4.2.1 No business shall be transacted at any general meeting unless a quorum is present. Subject to article 4.2.2 below, two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

4.2.2 If and for so long as the Company has only one member, that member present in person or by proxy or (if that member is a corporation) by a duly authorised representative shall be a quorum.

4.2.3 If a quorum is not present within half an hour from the time appointed for a general meeting the general meeting shall stand adjourned to the same day in the next week at the same time and place or to such other day and at such other time and place as the directors may determine; and if at the adjourned general meeting a quorum is not present within half an hour from the time appointed therefor such adjourned general meeting shall be dissolved.

4.2.4 Regulations 40 and 41 in Table A shall not apply to the Company.

4.3.1 If and for so long as the Company has only one member and that member takes any decision which is required to be taken in general meeting or by means of a written resolution, that decision shall be as valid and effectual as if agreed by the Company in general meeting, subject as provided in article 4.3.3 below.

4.3.2 Any decision taken by a sole member pursuant to article 4.3.1 above shall be recorded in writing and delivered by that member to the Company for entry in the Company's minute book.

4.3.3 Resolutions under section 168 of the 2006 Act for the removal of a director before the expiration of his period of office and under section 391 of the Act for the removal of an auditor before the expiration of his period of office shall only be considered by the Company in general meeting.

4.4 A member present at a meeting by proxy shall be entitled to speak at the meeting and shall be entitled to one vote on a show of hands. In any case where the same person is appointed proxy for more than one member he shall on a show of hands have as many votes as the number of members for whom he is proxy. A member present at a meeting by more than one proxy shall be entitled to speak at the meeting through each of the proxies but the proxies together shall be entitled to only one vote on a show of hands. In the event that the proxies do not reach agreement as to how their vote should be exercised on a show of hands, the voting power is treated as not exercised. Regulation 54 in Table A shall be modified accordingly.

4.5 Unless resolved by ordinary resolution that regulation 62 in Table A shall apply without modification, the appointment of a proxy and any authority under which the proxy is appointed or a copy of such authority certified notarially or in some other way approved by the directors may be deposited or received at the place specified in regulation 62 in Table A up to the commencement of the meeting or (in any case where a poll is taken otherwise than at the meeting) of the taking of the poll or may be handed to the chairman of the meeting prior to the commencement of the business of the meeting.

5. APPOINTMENT OF DIRECTORS

5.1.1 Regulation 64 in Table A shall not apply to the Company.

5.1.2 The maximum number and minimum number respectively of the directors may be determined from time to time by ordinary resolution. Subject to and in default of any such determination there shall be no maximum number of directors and the minimum number of directors shall be one. Whenever the minimum number of directors is one, a sole director shall have authority to exercise all the powers and discretions by Table A and by these Articles expressed to be vested in the directors generally, and regulation 89 in Table A shall be modified accordingly.

5.2 Regulations 76 to 79 (inclusive) in Table A shall not apply to the Company.

5.3 No person shall be appointed a director at any general meeting unless either:-

(a) he is recommended by the directors; or

(b) not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a member qualified to vote at the general meeting has been given to the Company of the intention to propose that person for appointment, together with notice signed by that person of his willingness to be appointed.

5.4.1 Subject to article 5.3 above, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director.

5.4.2 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number determined in accordance with article 5.1.2 above as the maximum number of directors and for the time being in force.

5.5 In any case where as the result of death or deaths the Company has no members and no directors the personal representatives of the last member to have died shall have the right by notice in writing to appoint a person to be a director of the Company and such appointment shall be as effective as if made by the Company in general meeting pursuant to article 5.4.1 above. For the purpose of this article, where two or more members die in circumstances rendering it uncertain which of them survived the other or others, the members shall be deemed to have died in order of seniority, and accordingly the younger shall be deemed to have survived the older.

6. BORROWING POWERS

6.1 The directors may exercise all the powers of the Company to borrow money without limit as to amount and upon such terms and in such manner as they think fit, and subject (in the case of any security convertible into shares) to section 80 of the Act to grant any mortgage, charge or standard security over its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

7. ALTERNATE DIRECTORS

7.1 Unless otherwise determined by the Company in general meeting by ordinary resolution an alternate director shall not be entitled as such to receive any remuneration from the Company, save that he may be paid by the Company such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, and the first sentence of regulation 66 in Table A shall be modified accordingly.

7.2 A director, or any such other person as is mentioned in regulation 65 in Table A, may act as an alternate director to represent more than one director, and an alternate director shall be entitled at any meeting of the directors or of any committee of the directors to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

8. GRATUITIES AND PENSIONS

8.1.1 The directors may exercise the powers of the Company conferred by its Memorandum of Association in relation to the payment of pensions, gratuities and other benefits and shall be entitled to retain any benefits received by them or any of them by reason of the exercise of any such powers.

8.1.2 Regulation 87 in Table A shall not apply to the Company.

9. PROCEEDINGS OF DIRECTORS

9.1.1 A director may vote, at any meeting of the directors or of any committee of the directors, on any resolution, notwithstanding that it in any way concerns or relates to a matter in which he has, directly or indirectly, any kind of interest whatsoever, and if he shall vote on any such resolution his vote shall be counted; and in relation to any such resolution as aforesaid he shall (whether or not he shall vote on the same) be taken into account in calculating the quorum present at the meeting.

9.1.2 Each director shall comply with his obligations to disclose his interest in contracts under section 317 of the Act.

9.1.3 Regulations 94 to 97 (inclusive) in Table A shall not apply to the Company.

10. COMMUNICATION BY MEANS OF A WEBSITE

10.1 Subject to the provisions of the 2006 Act, a document or information may be sent or supplied by the Company to a person by being made available on a website.

11. THE SEAL

11.1 If the Company has a seal it shall only be used with the authority of the directors or of a committee of directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or second director. The obligation under regulation 6 in Table A relating to the sealing of share certificates shall apply only if the Company has a seal. Regulation 101 in Table A shall not apply to the Company.

11.2 The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the directors.

12. PROTECTION FROM LIABILITY

12.1 For the purposes of this article a "Liability" is any liability incurred by a person in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or otherwise in connection with his duties, powers or office and "Associated Company" shall bear the meaning referred to in section 256 of the 2006 Act. Subject to the provisions of the 2006 Act and without prejudice to any protection from liability which may otherwise apply:

(a) the directors shall have power to purchase and maintain for any director of the Company, any director of an Associated Company, any auditor of the Company and any officer of the Company (not being a director or auditor of the Company), insurance against any Liability; and

(b) every director or auditor of the Company and every officer of the Company (not being a director or auditor of the Company) shall be indemnified out of the assets of the Company against any loss or liability incurred by him in defending any proceedings in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from any Liability.

12.2 Regulation 118 in Table A shall not apply to the Company.

13. TRANSFER OF SHARES

13.1 The directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of a share, whether or not it is a fully paid share, and the first sentence of regulation 24 in Table A shall not apply to the Company.

Name and address of subscriber

BATS Holdings, Inc
The Corporation Trust Company
1209 Orange Street
WILMINGTON 19801
Delaware
USA

Dated 28th March 2008.

The regulations of Table A to the Companies Act 1985 apply to the Company save in so far as they are excluded or varied by its Articles of Association.

Table A as it relates to a private company limited by shares, as prescribed by the Companies (Tables A to F) Regulations 1985 (S.I. 1985 No. 805), amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (S.I. 1985 No. 1052), The Companies Act 1985 (Electronic Communications) Order 2000 (S.I. 2000 No. 3373), the Companies (Tables A to F) (Amendment) Regulations 2007 (S.I. 2007 No 2541) and the Companies (Tables A to F) (Amendment) (No 2) Regulations 2007 (S.I. 2007 No 2826), is reprinted below.

Table A THE COMPANIES ACT 1985
Regulations for Management of a Company Limited by Shares

INTERPRETATION

1. In these regulations - [illegible]

SHARE CAPITAL

2. [illegible]

SHARE CERTIFICATES

6. [illegible]

LIEN

8. [illegible]

CALLS ON SHARES AND FORFEITURE

12. [illegible]

[illegible]

TRANSFER OF SHARES

23. [illegible]

TRANSMISSION OF SHARES

29. [illegible]

ALTERATION OF SHARE CAPITAL

32\. [illegible]

34\. Subject to the provisions of the Act the company may by special resolution [illegible]

PURCHASE OF OWN SHARES

35\. Subject to the provisions of the Act, the company may purchase its own shares [illegible] of the company or the proceeds of a fresh issue of shares.

GENERAL MEETINGS

36\. [Deleted]

37\. The directors may call general meetings [illegible] in accordance with the provisions of the Act. [illegible] general meeting, any director or any member of the company may call a general meeting.

NOTICE OF GENERAL MEETINGS

38\. General meetings shall be called by at least [illegible] days' notice [illegible]

(a) [Deleted]

(b) by a majority in number of the members having a right to attend and vote [illegible]

[illegible]

PROCEEDINGS AT GENERAL MEETINGS

40\. [illegible]

41\. [illegible]

42\. [illegible]

43\. [illegible]

44\. [illegible]

45\. [illegible]

46\. [illegible]

47\. [illegible]

48\. [illegible]

49\. [illegible]

50\. [Deleted]

51\. [illegible]

52\. [illegible]

53\. [Deleted]

VOTES OF MEMBERS

54\. Subject to any rights or restrictions attached to any shares, [illegible]

55\. [illegible]

56\. [illegible]

57\. No member shall vote at any general meeting or at any separate meeting of the holders of any class of shares in the company [illegible]

58\. No objection shall be raised to the qualification of any voter [illegible]

59\. On a poll votes may be given either personally or by proxy. [illegible]

60\. [illegible]

PLC/Limited

I/We, [illegible] of [illegible], being a member/members of the above-named company, hereby appoint [illegible] of [illegible], or failing him, [illegible] of [illegible], as my/our proxy to vote in my/our name[s] and on my/our behalf at the general meeting of the company to be held on [illegible] 19 [illegible], and at any adjournment thereof.

Signed on [illegible] 19

61\. Where it is desired to afford members an opportunity of instructing the proxy how he shall act the appointment of a proxy shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve) -

PLC/Limited

I/We, [illegible] of [illegible], being a member/members of the above-named company, hereby appoint [illegible] of [illegible], or failing him, [illegible] of [illegible], as my/our proxy to vote in my/our name[s] and on my/our behalf at the general meeting of the company to be held on [illegible] 19 [illegible], and at any adjournment thereof.

This form is to be used in respect of the resolutions mentioned below as follows:

Resolution No. 1 *for *against

Resolution No. 2 *for *against

*Strike out whichever is not desired.

Unless otherwise instructed, the proxy may vote as he thinks fit or abstain from voting.

Signed this [illegible] day of [illegible] 19

62\. The appointment of a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the directors may -

(a) [illegible]

(aa) [illegible]

(i) [illegible]

(ii) [illegible]

(b) [illegible]

(c) [illegible]

[illegible]

63\. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll [illegible]

NUMBER OF DIRECTORS

64\. Unless otherwise determined by ordinary resolution, the number of directors [illegible]

ALTERNATE DIRECTORS

65\. Any director [illegible] may appoint any other director, or any other person [illegible] to be an alternate director [illegible]

66\. An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing [illegible]

[illegible]

POWERS OF DIRECTORS

[illegible]

DELEGATION OF DIRECTORS' POWERS

[illegible]

APPOINTMENT AND RETIREMENT OF DIRECTORS

[illegible]

DISQUALIFICATION AND REMOVAL OF DIRECTORS

[illegible]

REMUNERATION OF DIRECTORS

[illegible]

DIRECTORS' EXPENSES

[illegible]

DIRECTORS' APPOINTMENTS AND INTERESTS

[illegible]

DIRECTORS' GRATUITIES AND PENSIONS

[illegible]

PROCEEDINGS OF DIRECTORS

[illegible]

SECRETARY

[illegible]

MINUTES

[illegible]

THE SEAL

[illegible]

[illegible] signed by a director and by the secretary or by a second director.

DIVIDENDS

102. Subject to the provisions of the Act, the company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

103. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the company available for distribution. [illegible]

104. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. [illegible]

105. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets [illegible]

106. Any dividend or other moneys payable in respect of a share may be paid by cheque sent by post to the registered address of the person entitled [illegible]

107. No dividend or other moneys payable in respect of a share shall bear interest against the company unless otherwise provided by the rights attached to the share.

108. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the company.

ACCOUNTS

109. No member shall (as such) have any right of inspecting any accounting records or other book or document of the company except as conferred by statute or authorised by the directors or by ordinary resolution of the company.

CAPITALISATION OF PROFITS

110. The directors may with the authority of an ordinary resolution of the company-

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the company [illegible]

(b) appropriate the sum resolved to be capitalised to the members who would have been entitled to it if it were distributed by way of dividend [illegible]

(c) make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this regulation in fractions; and

(d) authorise any person to enter on behalf of all the members concerned into an agreement with the company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members.

NOTICES

111. Any notice to be given to or by any person pursuant to the articles [illegible]

112. The company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address [illegible] United Kingdom [illegible]

113. A member present, either in person or by proxy, at any meeting of the company or of the holders of any class of shares in the company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

114. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been duly given to a person from whom he derives his title.

115. Proof that an envelope containing a notice was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. [illegible] Institute of Chartered Secretaries and Administrators [illegible]

116. A notice may be given by the company to the persons entitled to a share in consequence of the death or bankruptcy of a member [illegible] United Kingdom [illegible]

WINDING UP

117. If the company is wound up, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by the Act, divide among the members in specie the whole or any part of the assets of the company [illegible]

INDEMNITY

118. Subject to the provisions of the Act but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer or auditor of the company shall be indemnified out of the assets of the company [illegible]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:59 PM 09/17/2012
FILED 01:59 PM 09/17/2012
SRV 121038520 - 5216542 FILE

CERTIFICATE OF INCORPORATION

OF

BATS FX, INC.

FIRST: The name of the corporation is BATS FX, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("**Delaware Law**") as the same exists or may hereafter be amended.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator of the Corporation is:

Name	Mailing Address
Greg Steinberg	BATS Exchange, Inc. 8050 Marshall Drive, Suite 120 Lenexa, Kansas 66214

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted under Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation on this 17th day of September, 2012.



Greg Steinberg
Incorporator

BYLAWS

OF

BATS FX, INC.

(a Delaware corporation)

ARTICLE I.

OFFICES

1.1. Principal and Business Offices. The corporation may have such principal and other business offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the corporation may require from time to time.

1.2. Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in the State of Delaware may be, but need not be, identical with the principal office in the State of Delaware, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

ARTICLE II.

STOCKHOLDERS

2.1. Annual Meeting. The annual meeting of the stockholders for the purposes of electing directors and for the transaction of such other business as may come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

2.2. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors or the President or the Secretary or by the person, or in the manner, designated by the Board of Directors.

2.3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders called by the Board of Directors.

2.4. Notice of Meeting. Written notice stating the place, if any, day and hour of the meeting of stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each stockholder of record entitled to vote at such meeting not less than ten (10) days (unless a longer period is required by law or the articles of incorporation) not more than sixty (60) days before the date of the meeting.

2.5. Adjournment. Any meeting of stockholders may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. No notice of an adjournment need be given if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting are announced at the meeting at which an adjournment is taken, unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each stockholder. Unless a new record date for the adjourned meeting is fixed, the determination of stockholders of record entitled to notice or to vote at the meeting at which adjournment is taken shall apply to the adjourned meeting.

2.6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed, the record date for determining:

(a) stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice if waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) stockholders entitled to express consent to a corporate action in writing without meeting shall be the day on which the first written consent is expressed; or

(c) stockholders for any other purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.7. Voting Records. The officer having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of stockholders, make a complete record of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open to the examination of any stockholders, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held as specified in the notice of the meeting or at the place of the meeting. The record shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholders present. The original stock transfer books shall be the only evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders.

2.8. Quorum; Voting. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, but in no event shall less than one-third of the shares entitled to vote constitute a quorum. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the corporation held by such stockholder. Any share of capital stock held by the corporation shall have no voting rights. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, in all matters other than the election of directors, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Though less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares represented at a meeting which initially had a quorum may adjourn the meeting from time to time without further notice.

2.9. Conduct of Meeting. The President or, in the President's absence, a Vice President in the order provided under Section 4.6 or, in their absence, any person chosen by the stockholders present, shall call the meeting of the stockholders to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the stockholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

2.10. Proxies. At all meetings of stockholders, a stockholder entitled to vote may vote in person, by proxy, appointed in writing by the stockholder, or by the stockholder's duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. Unless otherwise provided in the proxy and supported by sufficient interest, a proxy may be revoked at any time before it is voted, either by written notice filed with the Secretary or the acting secretary, or by oral notice given by the stockholder to the presiding officer during the meeting. The presence of a stockholder who has filed a proxy shall not of itself constitute a revocation. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy. The Board of Directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxies.

2.11. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in the name of another corporation may be voted either in person or by proxy, by the president of such corporation or any other officer appointed by such president. A proxy executed by any principal officer of such other corporation or assistant thereto shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, of the designation of some other person by the board of directors or the bylaws of such other corporation.

(b) Legal Representatives and Fiduciaries. Shares held by any administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors may be voted by a duly executed proxy, without a transfer of such shares to his or her name. Shares standing in the name of a fiduciary may be voted by the fiduciary, either in person or by proxy. A proxy executed by a fiduciary, shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, that such manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer of the shares the pledgor has expressly authorized the pledgee to vote the shares and thereafter the pledgee, or his or her proxy, shall be entitled to vote the shares so transferred.

(d) Treasury Stock and Subsidiaries. Neither treasury shares, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares entitled to vote, but shares of its own issue held by its corporation in a fiduciary capacity, or held by such other corporation in a fiduciary capacity, may be voted and shall be counted in determining the total number of outstanding shares entitled to vote.

(e) Joint Holders. Shares of record in the names of two or more persons or shares to which two or more persons have the same fiduciary relationship, unless the Secretary of the corporation is given notice otherwise and furnished with a copy of the instrument creating the relationship, may be voted as follows: (i) if voted by an individual, the individual's vote binds all holders; or (ii) if voted by more than one holder, the majority vote binds all, unless the vote is evenly split in which case the shares may be voted proportionately, or according to the ownership interest as shown in the instrument filed with the Secretary of the corporation.

2.12. Waiver of Notice by Stockholders. Whenever any notice is required to be given to any stockholder of the corporation under the certificate of incorporation or bylaws or any provision of the Delaware General Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the stockholder entitled to such notice, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends for the express purpose of objecting to the transaction of any business. Neither the business nor the purpose of any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in the waiver.

2.13. Stockholders Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at a meeting of the stockholders, may be taken without a meeting, prior notice or vote, if a consent in writing, setting forth the action so taken, shall be signed by the number of stockholders required to authorize such action at a meeting. If the action is authorized by less than unanimous consent, notice of the action shall be given to nonconsenting stockholders.

ARTICLE III.

BOARD OF DIRECTORS

3.1. General Powers; Number; Election. The business and affairs of the corporation shall be managed by its Board of Directors. The number of directors of the corporation shall be one (1) or such other specific number as may be designated from time to time by resolution of the Board of Directors. Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

3.2. Tenure and Qualifications. Each director shall hold office until the next annual meeting of stockholders and until his or her successor shall have been qualified and elected, or until his or her prior death, resignation or removal. Any director or the entire Board of Directors may be removed from office, with or without cause, at any time by affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director, taken at a meeting of stockholders called for that purpose. A director may resign at any time by filing his or her written resignation with the Secretary of the corporation. Directors need not be residents of the State of Delaware or stockholders of the corporation.

3.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after the annual meeting of stockholders, and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of stockholders which precedes it, or such other suitable place as may be announced at such meeting of stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

3.4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, Secretary or Treasurer. The President or Secretary calling any special meeting of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them, and if no other place is fixed the place of the meeting shall be the registered office of the corporation in the State of Delaware.

3.5. Notice; Waiver. Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to Section 3.3) shall be given to each director not less than twenty-four (24) hours prior to the meeting by giving oral, telephone or written notice to a director in person, or by facsimile, e-mail or other electronic means, or not less than three (3) days prior to a meeting by delivering or mailing notice to the business address or such other address as a director shall have designated in writing and filed with the Secretary. Whenever any notice is required to be given to any director of the corporation under the certificate of incorporation or bylaws or any provision of law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.6. Quorum. Except as otherwise provided by law or by the certificate of incorporation or these bylaws, a majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but in no event shall less than one-third of the directors constitute a quorum. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

3.7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by law or by the certificate of incorporation or these bylaws.

3.8. Conduct of Meetings. The President, or, in the President's absence a Vice President in the order provided under Section 4.6, or, in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any Assistant Secretary or any director or other person present to act as secretary of the meeting.

3.9. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled until the next succeeding annual election by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors; provided, that in case of a vacancy created by the removal of a director by vote of the stockholders, the stockholders shall have the right to fill such vacancy at the same meeting or any adjournment thereof.

3.10. Compensation. The Board of Directors, by affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

3.11. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors or a committee thereof of which the director is a member at which action on any corporate matter is taken unless the director's dissent shall be entered in the minutes of the meeting or unless the director shall file a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.12. Committees. The Board of Directors by resolution adopted by the affirmative vote of a majority of the directors may designate one or more committees, each committee to consist of one or more directors elected by the Board of Directors, which to the extent provided in said resolution as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

3.13. Unanimous Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission setting forth the action so taken, and the writing or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

3.14. Telephonic Meetings. Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

ARTICLE IV.

OFFICERS

4.1. Number. The principal officers of the corporation shall be a President, or any number of Vice Presidents, and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person.

4.2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his or her successor shall have been duly elected or until his or her prior death, resignation or removal. Any officer may resign at any time upon written notice to the corporation. Failure to elect officers shall not dissolve or otherwise affect the corporation.

4.3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment shall not of itself create contract rights.

4.4. Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term.

4.5. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall, in general, supervise and control all of the business and affairs of the corporations. The President shall, when present, preside at all meetings of the stockholders and of the Board of Directors. The President shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as the President shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. The President shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments, of every conceivable kind and character whatsoever, necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, the President may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in the President's place and stead. In general the President shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.6. The Vice President. In the absence of the President or in the event of his or her death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President, if one is elected, (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his or her authority to act in the stead of the President.

4.7. The Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders and of the Board of Directors in one or more books provided for the purpose; (b) attest instruments to be filed with the Secretary of State; (c) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (d) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (e) keep or arrange for the keeping of a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (f) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors.

4.8. The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Section 5.3; and (c) in general perform all of the duties incident to the office of

Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.9. Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize, if any. The Assistant Secretaries may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of the duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

4.10. Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint any person to act as assistant to any officer, or as agent for the corporation in his or her stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors shall have the power to perform all the duties of the office to which such person is so appointed to be an assistant, or as to which such person is so appointed to act, excerpt as such power may be otherwise defined or restricted by the Board of Directors.

4.11. Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that the officer is also a director of the corporation.

ARTICLE V.

CONTRACTS, LOAN, CHECKS AND DEPOSITS; SPECIAL CORPORATE ACTS

5.1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of an on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

5.2. Loans. No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

5.3. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

5.4. Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the President of this corporation if the President is present, or in the President's absence, by a Vice President of this corporation who may be present, and (b) whenever, in the judgment of the President, or in the President's absence, of a Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by its corporation the same as such shares or other securities might be voted by this corporation.

ARTICLE VI.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form, consistent with law, as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary or Treasurer or Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as provided in Section 6.6.

6.2. Facsimile Signatures and Seal. The seal of the corporation on any certificates for shares may be a facsimile. The signature of the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or a registrar, other than the corporation itself or an employee of the corporation.

6.3. Signature by Former Officers. In case any officer, who has signed or whose facsimile signature has been placed upon any certificate for shares, shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer at the date of its issue.

6.4. Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer, the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged by such duty. The corporation may require reasonable assurance that said endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of Directors. Where a transfer of shares is made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the shares are presented, both the transferor and the transferee so request.

6.5. Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares. Otherwise the restriction is invalid except against those with actual knowledge of the restrictions.

6.6. Lost, Destroyed or Stolen Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the person requesting such new certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.7. Consideration for Shares. The shares of the corporation may be issued for such consideration as shall be fixed from time to time by the Board of Directors, consistent with the laws of the State of Delaware.

6.8. Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with the statutes of the State of Delaware as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the corporation.

ARTICLE VII.

GENERAL PROVISIONS

7.1. Seal. The Board of Directors may, at their discretion, provide a corporate seal in an appropriate form.

7.2. Fiscal Year. The fiscal year of the corporation shall begin on the first day of January and end on the last day of December in each year.

7.3. Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the corporation shall be signed, endorsed or accepted in the name of the corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

7.4. Dividends. Subject to applicable law and the certificate of incorporation, dividends upon the shares of capital stock of the corporation may be declared by the Board of Directors ay any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of the corporation's capital stock, unless otherwise provided by applicable law or the certificate of incorporation.

ARTICLE VIII.

AMENDMENTS

8.1. By Stockholders. These bylaws may be adopted, amended or repealed and new bylaws may be adopted by the stockholders entitled to vote at the stockholders' annual meeting without prior notice or any other meeting provided the amendment under consideration has been set forth in the notice of meeting, by affirmative vote of net less than a majority of the shares present or represented at any meeting at which a quorum is in attendance.

8.2. By Directors. These bylaws may be adopted, amended or repealed by the Board of Directors as provided in the certificate of incorporation by the affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; but no bylaw adopted by the stockholders shall be amended or repealed by the Board of Directors if the bylaws so provide.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. BATS Y-Exchange, Inc., an affiliate of BATS Exchange, Inc., filed, at the same time as this filing, financial statements for the year ended December 31, 2012 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

2. BATS Trading, Inc., an affiliate of BATS Exchange, Inc., filed financial statements for the year ended December 31, 2012 with the Commission pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

3. For the financial statements of BATS Global Markets, Inc., the parent of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

4. For the financial statements of BATS Trading Limited, an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

5. For the financial statements of Omicron Acquisition Corp., an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

6. For the financial statements of Omicron Holdings Corp., an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

7. For the financial statements of Omicron Intermediate Holdings Corp., an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

8. For the financial statements of Chi-X Europe Limited, an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

9. For the financial statements of BATS FX, Inc., an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

Attached please find audited financial statements of BATS Global Markets, Inc. This information has been updated to provide consolidated and combined financial statements and supplementary information for December 31, 2012, 2011 and 2010. The financial statements of BATS Exchange, Inc., a wholly-owned subsidiary of BATS Global Markets, Inc., are included in the audit report.



BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(With Independent Auditors' Report Thereon)

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Table of Contents



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
BATS Global Markets, Inc.:

We have audited the accompanying consolidated statements of financial condition of BATS Global Markets, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BATS Global Markets, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 27, 2013

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2012 and 2011

(In thousands, except share data)

Assets	2012	2011
Current assets:		
Cash and cash equivalents	$ 82,514	$ 99,359
Short-term investments	—	3,086
Financial investments:		
Trading investments, at fair value	7,497	31,033
Available-for-sale investments, at fair value	22,295	120,700
Accounts receivable, net, including $14,574 and $12,689 from related parties at December 31, 2012 and 2011, respectively	60,748	55,593
Income taxes receivable	654	728
Other receivables	1,804	2,233
Prepaid expenses	4,874	1,734
Total current assets	180,386	314,466
Property and equipment, net	16,997	19,581
Goodwill	194,294	185,549
Intangible assets, net	57,596	61,336
Debt issuance costs, net	4,997	—
Deferred income taxes, net	13,339	12,155
Note receivable	1,000	1,000
Other assets	961	816
Total assets	$ 469,570	$ 594,903
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses, including $4,995 and $9,505 to related parties at December 31, 2012 and 2011, respectively	$ 26,635	$ 39,153
Section 31 fees payable	51,290	55,126
Current portion of long-term debt	48,776	—
Contingent consideration liability	3,780	52,600
Deferred income taxes	406	218
Total current liabilities	130,887	147,097
Long-term debt, less current portion	238,843	—
Unrecognized tax benefits	9,699	—
Other liabilities	2,483	1,238
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value. 24,500,000 voting and 500,000 non-voting shares authorized; 23,556,670 voting and 189,500 non-voting shares issued at December 31, 2012; 22,435,186 voting and 189,500 non-voting shares issued at December 31, 2011	236	226
Common stock in treasury, at cost, 1,001,723 and 244,944 voting shares at December 31, 2012 and 2011, respectively	(40,322)	(11,562)
Additional paid-in capital	125,601	409,599
Retained (deficit) earnings	(2,551)	51,931
Accumulated other comprehensive income (loss), net	4,694	(3,626)
Total stockholders' equity	87,658	446,568
Total liabilities and stockholders' equity	$ 469,570	$ 594,903

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2012, 2011 and 2010

(In thousands, except share and per share data)

	2012	2011	2010
Revenues:			
Transaction fees, including $303,876, $207,753 and $210,087 from related parties for the years ended December 31, 2012, 2011 and 2010, respectively	$ 645,310	$ 695,357	$ 668,300
Market data fees	60,253	55,593	46,087
Regulatory transaction fees, including $94,326, $64,360 and $54,483 from related parties for the years ended December 31, 2012, 2011 and 2010, respectively	148,092	156,480	111,051
Other	31,049	19,199	9,401
Total revenues	884,704	926,629	834,839
Cost of revenues:			
Liquidity payments, including $268,386, $223,489 and $281,682 to related parties for the years ended December 31, 2012, 2011 and 2010, respectively	508,169	566,103	541,682
Routing and clearing, including $23,319, $26,828 and $25,505 to related parties for the years ended December 31, 2012, 2011 and 2010, respectively	51,271	75,985	82,182
Section 31 fees	148,092	156,480	111,051
Other	219	77	710
Total cost of revenues	707,751	798,645	735,625
Revenues less cost of revenues	176,953	127,984	99,214
Operating expenses:			
Compensation and benefits	48,412	42,947	30,621
Depreciation and amortization	17,041	8,393	6,537
Systems and data communication	11,899	10,053	10,857
Occupancy	2,344	1,506	1,404
Professional and contract services	9,224	10,290	3,129
Regulatory costs	5,685	5,477	4,527
Changes in fair value of contingent consideration liability	12,400	300	—
General and administrative	10,632	10,733	7,297
Total operating expenses	117,637	89,699	64,372
Operating income	59,316	38,285	34,842
Non-operating (expenses) income:			
Interest and investment (expense) income	(646)	174	276
Other expense	(563)	(116)	(117)
Income before income tax provision	58,107	38,343	35,001
Income tax provision	26,533	14,795	15,162
Net income	$ 31,574	$ 23,548	$ 19,839
Basic earnings per share	$ 1.40	$ 1.29	$ 1.11
Diluted earnings per share	$ 1.39	$ 1.26	$ 1.08
Cash dividend declared per common stock	$ 17.62	$ —	$ —
Basic weighted average shares outstanding	22,508,811	18,229,825	17,814,233
Diluted weighted average shares outstanding	22,746,146	18,745,279	18,303,412

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2012, 2011 and 2010

(In thousands)

	2012	2011	2010
Net income	$ 31,574	$ 23,548	$ 19,839
Other comprehensive income (loss), before tax:			
Foreign currency translation adjustments	12,897	(2,076)	(197)
Unrealized holding gains (losses) on available-for-sale investments	209	(206)	—
Other comprehensive income (loss), before tax	13,106	(2,282)	(197)
Income tax (provision) benefit related to components of other comprehensive income (loss)	(4,786)	805	171
Other comprehensive income (loss), net of tax	8,320	(1,477)	(26)
Comprehensive income	$ 39,894	$ 22,071	$ 19,813

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2012, 2011 and 2010

(In thousands, except share data)

	Common stock			Common stock in treasury	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive (loss) income, net	Total stockholders' equity
	Voting shares outstanding	Non-voting shares outstanding	Par value					
Balance at December 31, 2009	17,789,103	—	$ 178	$ (1,680)	$ 167,866	$ 8,543	$ (2,122)	$ 172,785
Common stock issued under employee stock plans	47,110	—	1	(1,825)	497	—	—	(1,327)
Stock-based compensation	—	—	—	—	6,059	—	—	6,059
Excess tax benefits from stock-based compensation	—	—	—	—	1,330	—	—	1,330
Other comprehensive loss, net of tax	—	—	—	—	—	—	(27)	(27)
Net income	—	—	—	—	—	19,840	—	19,840
Balance at December 31, 2010	17,836,213	—	179	(3,505)	175,752	28,383	(2,149)	198,660
Common stock issued under employee stock plans	176,176	—	3	(8,057)	5,700	—	—	(2,354)
Stock-based compensation	—	—	—	—	5,313	—	—	5,313
Excess tax benefits from stock-based compensation	—	—	—	—	3,287	—	—	3,287
Acquisition of Chi-X Europe Limited	4,177,853	189,500	44	—	219,547	—	—	219,591
Other comprehensive loss, net of tax	—	—	—	—	—	—	(1,477)	(1,477)
Net income	—	—	—	—	—	23,548	—	23,548
Balance at December 31, 2011	22,190,242	189,500	226	(11,562)	409,599	51,931	(3,626)	446,568
Common stock issued under employee stock plans	364,705	—	10	(28,760)	21,209	—	—	(7,541)
Stock-based compensation	—	—	—	—	5,632	—	—	5,632
Excess tax benefits from stock-based compensation	—	—	—	—	3,332	—	—	3,332
Dividends	—	—	—	—	(314,171)	(86,056)	—	(400,227)
Other comprehensive income, net of tax	—	—	—	—	—	—	8,320	8,320
Net income	—	—	—	—	—	31,574	—	31,574
Balance at December 31, 2012	22,554,947	189,500	$ 236	$ (40,322)	$ 125,601	$ (2,551)	$ 4,694	$ 87,658

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2012, 2011 and 2010

(In thousands)

	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 31,574	$ 23,548	$ 19,839
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,041	8,393	6,537
Amortization of debt issuance cost and debt discount	191	—	—
Change in fair value of contingent consideration	12,400	300	—
Provision for uncollectable accounts receivable	187	373	94
Deferred income taxes	(1,001)	(5,768)	(2,958)
Stock-based compensation	5,632	5,313	6,059
Unrealized gain on investments owned	—	—	(41)
Loss (gain) on disposal of property and equipment	393	(32)	1
Changes in assets and liabilities:			
Receivables, including $1,885, $884 and $3,198 from related parties for the years ended December, 31, 2012, 2011 and 2010, respectively	(5,202)	7,313	439
Trading financial investments, net	23,536	(21,034)	15,000
Prepaid and other assets	(3,234)	922	999
Accounts payable and accrued expenses, including $4,510, $3,119 and $3,586 to related parties for the years ended December 31, 2012, 2011 and 2010, respectively	(13,666)	7,770	6,213
Section 31 fees payable	(3,836)	21,399	(15,065)
Payment of contingent consideration related to Chi-X Europe acquisition	(8,920)	—	—
Other liabilities	9,974	(308)	(15)
Net cash provided by operating activities	65,069	48,189	37,102
Cash flows from investing activities:			
Acquisition, net of cash acquired	—	13,402	—
Purchases of available-for-sale financial investments	(162,806)	(308,106)	(102,268)
Proceeds from maturities of available-for-sale financial investments	260,887	204,400	115,000
Proceeds from short term investments	3,115	—	—
Purchase of intangible asset	217	—	—
Issuance of note receivable	—	—	(1,000)
Proceeds from disposal of property and equipment	33	78	—
Purchases of property and equipment	(6,900)	(9,553)	(6,361)
Net cash provided by (used in) investing activities	94,546	(99,779)	5,371
Cash flows from financing activities:			
Dividends paid	(398,924)	—	—
Proceeds from long-term debt	300,000	—	—
Payment of contingent liability related to Chi-X Europe acquisition	(52,300)	—	—
Debt issuance costs and debt discount	(19,561)	—	—
Proceeds from the exercise of stock-based compensation	424	1,234	107
Excess tax benefits from stock-based compensation	3,336	3,287	1,330
Purchases of treasury stock	(7,975)	(3,588)	(1,825)
Net cash (used in) provided by financing activities	(175,000)	933	(388)
Effect of foreign currency exchange rate changes on cash	(1,460)	(14)	210
(Decrease) increase in cash and cash equivalents	(16,845)	(50,671)	42,295
Cash and cash equivalents:			
Beginning of year	99,359	150,030	107,735
End of year	$ 82,514	$ 99,359	$ 150,030
Supplemental disclosure of cash paid:			
Cash paid for income taxes	$ 21,797	$ 10,859	$ 22,150
Supplemental disclosure of noncash transactions:			
Forfeiture of common stock for payment of exercise of stock options	$ 20,785	$ 4,469	$ 392
Dividend payable on unvested restricted stock	1,303	—	—
Supplemental disclosure of noncash investing activities:			
Short-term investments acquired	$ —	$ 3,111	$ —
Property and equipment acquired	—	5,212	—
Goodwill acquired	—	187,130	—
Intangible assets acquired	—	62,300	—
Fair value of contingent liability at acquisition date	—	52,300	—
Liabilities assumed	—	9,386	—
Issuance of common stock related to acquisition	—	219,591	—

See accompanying notes to consolidated financial statements.

(1) Nature of Operations

BATS Global Markets, Inc. and its consolidated subsidiaries (the Company or BATS) is an innovative global financial technology company that develops and operates electronic markets for the trading of listed cash equity securities in the United States (U.S.) and Europe and listed equity options in the U.S. The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York and London, United Kingdom (U.K.).

In the United States, the Company operates two national securities exchanges, BATS Exchange, Inc. (BZX) and BATS Y-Exchange, Inc. (BYX). Both trade listed cash equity securities and exchange-traded products, such as exchange-traded funds (ETFs), but each target different market segments by offering different pricing alternatives. BZX also operates a market for trading listed equity options. During 2012, the Company began to list ETFs on BZX. The Company also operates a broker-dealer, BATS Trading, Inc. (Trading) that provides routed transaction services for listed cash equities and option contracts. In Europe, the Company's multilateral trading facilities (MTFs), BATS Trading Limited (BTL) and Chi-X Europe Limited (Chi-X Europe), offer trading in listed cash equity securities from within 25 European indices, in addition to ETFs, exchange-traded commodities and international depositary receipts. BTL and Chi-X Europe combined are referred to as BATS Chi-X Europe. During the fourth quarter 2012, the Company submitted an application to be registered as a Recognized Investment Exchange (RIE) to the Financial Services Authority (FSA).

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the U.S. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Basis of Presentation

The accompanying financial statements are presented on a consolidated basis to include the accounts and transactions of BATS Global Markets, Inc. and its wholly owned subsidiaries and all significant intercompany accounts and transactions have been eliminated. Results from operations in fiscal year 2011 related to Chi-X Europe are reflected from the effective date of the acquisition. See note 3 for additional information.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the receivable for market data fees, the valuation of goodwill and unrecognized tax benefits.

(d) ***Cash and Cash Equivalents***

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is minimal. The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

(e) ***Financial Investments***

Financial investments are classified as trading or available-for-sale.

Trading financial investments represent financial investments held by the broker-dealer subsidiary that retain the industry-specific accounting classification required for broker-dealers. These investments are recorded at fair value with unrealized gains and losses reflected in the consolidated statements of income.

Available-for-sale financial investments are comprised of the financial investments not held by the broker-dealer subsidiary. Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive income (loss) in the accompanying consolidated statements of financial condition.

Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest and investment (expense) income in the accompanying consolidated statements of income.

A decline in the market value of any available-for-sale investment below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectibility of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(f) ***Accounts Receivable, Net***

Accounts receivable are carried at cost. Interest is recorded on receivables once they exceed 60 days past due. On a periodic basis, management evaluates the Company's receivables and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific customer's inability to meet its financial obligations is known (e.g., bankruptcy filings), the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Once the Company determines an allowance for an uncollectible account is necessary, interest on the receivable ceases to be accrued. See note 6 for allowance for doubtful account activity.

(g) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

The Company accounts for software development costs under ASC 350, *Intangibles – Goodwill and Other*. The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

(h) Goodwill and Intangible Assets, Net

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Company's reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company is required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The impairment test is performed during the fourth quarter using December 1st carrying values, and if the fair value of the reporting unit is found to be less than the carrying value, an impairment loss is recorded. The Company completed its annual goodwill impairment test in the fourth quarter of 2012 and determined that no impairment existed.

Intangible assets, net, primarily include acquired trademarks and trade names, customer relationships, strategic alliance agreements, and licenses and registrations. Intangible assets with finite lives are amortized based on the discounted cash flow method applied over the estimated useful lives of the intangible assets as follows:

Assets	Useful life
Customer relationships	20 years
Strategic alliance agreement	4.25 years
Trademarks/trade names	1 year

Intangible assets deemed to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually, usually concurrently with goodwill. Impairment exists if the fair value of the asset is less than the carrying amount, and in that case, an impairment loss is recorded. The Company has performed the required intangible assets impairment tests and the tests did not result in an impairment charge.

(i) ***Foreign Currency***

The financial statements of foreign subsidiaries where the functional currency is not the U.S. dollar are translated into U.S. dollars using the exchange rate in effect as of each statement of financial condition date. Statements of income and cash flow amounts are translated using the average exchange rate during the period. The cumulative effects of translating the statement of financial condition accounts from the functional currency into the U.S. dollar at the applicable exchange rates are included in accumulated other comprehensive income (loss). Foreign currency gains and losses are recorded as other expense in the consolidated statements of income.

(j) ***Income Taxes***

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of income.

(k) ***Revenue Recognition***

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model on BZX and the Company's MTFs, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). As a result, transaction fees consist of "taker" fees and routing fee revenues charged on securities that are routed to another market center. Transaction fees are considered earned upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Under the Company's "taker-maker" pricing model on BYX, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees are considered earned upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA). Fees, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by SEC Regulation NMS that takes into account both trading and quoting activity. Fees from the CTA and UTP are estimated and recognized on a monthly basis and received approximately 45 days after quarter end. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. Fees from OPRA are estimated and recognized on a monthly basis and received approximately 30 days after quarter end. During 2012, the Company began charging data subscribers for market data in its European Equities segment. The market data fees are recognized on a monthly basis.

Prior year market data product revenue has been reclassified from other revenue to market data fees to conform with current year presentation.

Regulatory Transaction and Section 31 Fees

BZX and BYX, as U.S. exchanges, are assessed Section 31 fees pursuant to the Securities Exchange Act of 1934 (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by BZX and BYX. BZX and BYX, in turn, collect regulatory transaction fees that are designed to equal to the Section 31 fees from their members. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the consolidated statements of income. BZX and BYX collect the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues, and the related Section 31 fees in cost of revenues, respectively, as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the consolidated statements of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable to the SEC in the consolidated statements of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Concentrations of Revenue and Liquidity Payments

For the years ended December 31, 2012, 2011 and 2010, no members accounted for more than 10% of the Company's transaction fees. For the years ended December 31, 2012, 2011 and 2010, approximately 10%, 13% and 31%, respectively, of total liquidity payments each year were paid to one member, substantially all of which is recorded in the U.S. Equities segment. No other members accounted for more than 10% of the Company's liquidity payments during the years ended December 31, 2012, 2011 and 2010.

No member is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these members may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

(l) Earnings Per Share

The Company presents both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares and dilutive common share equivalents outstanding.

(m) Stock-Based Compensation

The Company grants stock-based compensation to its employees through awards of stock options and restricted stock. The Company records stock-based compensation expense for all stock-based compensation granted based on the grant-date fair value. The Company recognizes compensation expense related to stock-based compensation awards with graded vesting that have a service condition on a straight-line basis over the requisite service period of the entire award.

The amount of stock-based compensation expense related to awards of restricted stock is based on the fair value of BATS Global Markets, Inc. common stock at the date of grant.

The amount of future stock-based compensation expense related to awards of stock options is based on the Black-Scholes valuation model. Assumptions used to estimate the grant-date fair value of stock options are determined as follows:

- Expected term is determined using the simplified method, using the average between the contractual term and vesting period of the award. The simplified method was used due to the lack of historical information;
- Expected volatility of award grants made under the Company's plan is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award or a minimum of two years if comparable public company historical market prices are not available for the entire expected term;
- Expected dividend rate is determined based on expected dividends to be declared;
- Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and
- Forfeitures are based on the history of cancellations of awards granted and management's analysis of potential forfeitures.

(n) Business Combinations

The Company accounts for business combinations in accordance with ASC Topic 805, *Business Combinations*, which requires identifiable assets, liabilities and goodwill acquired in a business combination to be recorded at "full fair value" at the acquisition date. Additionally, ASC Topic 805 requires transaction-related costs to be expensed in the period incurred.

(o) Debt Issuance Costs

The Company accounts for debt issuance cost in accordance with ASC Topic 470, *Debt*, which requires that all costs incurred to issue debt be capitalized and amortized over the life of the loan using the interest method.

(3) Chi-X Europe Acquisition

On November 30, 2011 (the Acquisition Date) the Company acquired 100% of the outstanding common shares of Chi-X Europe. The results of Chi-X Europe's operations have been included in the consolidated financial statements since the Acquisition Date.

The acquisition-date fair value of the consideration transferred totaled $304.1 million, which consisted of the following (in thousands):

Fair value of consideration transferred:		
Cash	$	32,256
Fair value of share outlay		219,591
Contingent consideration		52,300
Total purchase price	$	304,147

The Company issued 4,367,353 shares of common stock valued at $50.28 per share. The fair value was based on a third-party valuation that used a discounted cash flow model and valuation multiples observed of publicly traded companies in a similar industry. Included in the acquisition was a contingent cash payment. The fair value of the contingent consideration at the Acquisition Date was $52.3 million and changes in the fair value are recorded in operating expenses in the consolidated statements of income. This value was estimated using a probability-weighted discounted cash flow method and represents a Level 3 measurement as defined in ASC Topic 820. The key assumptions used in this methodology were a discount rate of 4.6% and a probability assignment to each of nine market share scenarios.

During the fourth quarter 2012, the contingent cash payment of $65 million was earned, of which $61.2 million was paid through December 31, 2012. The remaining payment was made in the first quarter 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Acquisition Date (in thousands):

Cash and cash equivalents	$	45,658
Other current assets		12,952
Property and equipment		5,212
Identifiable intangible assets		62,300
Goodwill		187,130
Other assets		281
Liabilities		(9,386)
	$	304,147

Of the intangible assets recognized, $10.8 million was assigned to licenses and registrations and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life		Balance at acquisition date (in thousands)
Customer relationships	20 years	$	45,100
Strategic alliance agreement	4.25 years		5,800
Trademarks/trade names	1 year		600

The goodwill acquired was assigned to the European Equities segment, as further described in note 12. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of BTL and Chi-X Europe. Approximately $140 million of goodwill was deductible for tax purposes.

The fair value of accounts receivable acquired was $3.0 million. The gross amount of accounts receivable was $3.1 million, of which $0.1 million was deemed to be uncollectable.

The Company recognized $19.3 million and $11.4 million of acquisition-related costs expensed during 2012 and 2011, respectively. These costs are included in compensation and benefits, professional and contract services, and changes in fair value of contingent consideration in the consolidated statements of income.

The amounts of revenue and operating loss of Chi-X Europe included in the Company's consolidated statements of income from the Acquisition Date to the period ending December 31, 2011 are as follows (in thousands):

Revenue	$	5,021
Operating loss		(7,009)

The following unaudited pro forma financial information presents the combined results of the Company and Chi-X Europe had the acquisition date been January 1, 2011 or January 1, 2010 (in thousands):

	Fiscal Year ended December 31, 2011		Fiscal Year ended December 31, 2010	
Revenue	$	999,490	$	899,928
Operating income		40,897		29,153
Net income		24,295		17,331
Earnings per share:				
Basic	$	1.09	$	0.78
Diluted		1.07		0.76

The supplemental 2011 and 2010 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2010. The supplemental 2011 and 2010 pro forma financial information includes pro forma adjustments of $18.8 million for acquisition related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

(4) Restructuring

Prior to the Acquisition Date, Chi-X Europe entered into retention agreements with its employees to be paid in the first quarter 2012. Subsequent to the acquisition of Chi-X Europe, the Company determined that certain Chi-X Europe employees' positions were redundant. As such, the Company communicated one-time employee termination benefits to these Chi-X Europe employees which included maintaining the terms of the retention agreement. Certain employees were terminated in 2011, while others were terminated in the second quarter of 2012.

In 2011, the Company recorded $4.6 million of termination benefits in the compensation and benefits line of the consolidated statement of income. At December 31, 2012, all termination benefits accrued had been fully paid.

(5) Financial Investments

The Company's financial investments with original maturities longer than three months, but that mature in less than one year from the balance sheet date are classified as current assets and are summarized as follows (in thousands):

	December 31, 2012			
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
U.S. Treasury securities	$ 22,292	$ 3	$ —	$ 22,295
Total financial investments	$ 22,292	$ 3	$ —	$ 22,295

	December 31, 2011			
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
U.S. Treasury securities	$ 120,906	$ —	$ (206)	$ 120,700
Total financial investments	$ 120,906	$ —	$ (206)	$ 120,700

(6) Allowance for Doubtful Accounts

Allowance for doubtful accounts consisted of the following for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Balance at beginning of period	$ 352	$ 206	$ 252
Additions:			
Charges to income, included in general and administrative expense	187	373	94
Deductions:			
Recoveries of amounts previously written-off	—	(2)	—
Charges for which reserves were provided	(133)	(225)	(140)
Balance at end of period	$ 406	$ 352	$ 206

(7) Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Computer equipment and software	$ 38,107	$ 31,987
Office furniture and fixtures	1,159	1,038
Leasehold improvements	4,892	4,261
Total property and equipment	44,158	37,286
Less accumulated depreciation	(27,161)	(17,705)
Property and equipment, net	$ 16,997	$ 19,581

Depreciation expense was $10.3 million, $8.0 million and $6.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(8) Goodwill and Intangible Assets, Net

The following table presents the details of the goodwill and intangible assets (in thousands):

	Intangible assets	Goodwill
Balance at December 31, 2010	$ —	$ —
Acquisition of Chi-X Europe	62,300	187,130
Amortization	(442)	—
Changes in foreign currency exchange rates	(522)	(1,581)
Balance at December 31, 2011	61,336	185,549
Acquisition of intangible asset	217	—
Amortization	(6,719)	—
Changes in foreign currency exchange rates	2,762	8,745
Balance as of December 31, 2012	$ 57,596	$ 194,294

For the year ended December 31, 2012, amortization expense was $6.7 million. The estimated future amortization expense is $6.3 million for 2013 and 2014, $8.7 million for 2015, $6.3 million for 2016 and $4.5 million for 2017.

The following table presents the categories of intangible assets, all of which is recorded in European Equities, except for domain names, which is recorded in Corporate Items and Eliminations (in thousands):

	December 31, 2012	December 31, 2011
Trademarks and trade names	$ 623	$ 595
Customer relationships	46,827	44,719
Strategic alliance agreements	6,022	5,751
Trading registrations and licenses	11,213	10,709
Domain names	217	—
Accumulated amortization	(7,306)	(438)
	$ 57,596	$ 61,336

(9) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Accounts payable	$ 14,356	$ 14,141
Deferred rent	123	167
Dividends payable	367	—
Unrecognized tax benefits	470	92
Accrued expenses	11,319	24,753
Accounts payable and accrued expenses	$ 26,635	$ 39,153

(10) Debt

On December 19, 2012, the Company entered into (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million. The proceeds received from the term loan were used by the Company to pay a $13.20 dividend to all shareholders of BATS Global Markets, Inc. common stock during the fourth quarter 2012. The term of the loan is six years ending on December 19, 2018 with a variable interest rate based on 1-month London Interbank Offered Rate (LIBOR) (with a floor of 125 basis points) plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans have similar interest rates and a three-year term, ending on December 19, 2015. Principal payments on outstanding balances are made on a quarterly basis. The Company incurred $7.1 million of debt issuance costs, which was capitalized and is being amortized over the term of the loans.

As of December 31, 2012, the Company's long-term debt consisted of the following (in thousands):

	Principal Balance	Debt Discount	Total
Term loan	$ 300,000	$ (12,381)	$ 287,619
Revolving loan	-	-	-
Total debt	300,000	(12,381)	287,619
Less current portion	(52,200)	3,424	(48,776)
Total long-term debt	$ 247,800	$ (8,957)	$ 238,843

The unamortized debt discount will be amortized as part of interest expense through December 19, 2018, the maturity date of the term loan. The effective interest rate on the term loan was 7.3% for the year ended December 31, 2012.

The credit agreement contains customary affirmative and negative covenants, events of default and a financial covenant to not exceed a maximum leverage ratio measured each quarter through the term of the loan, all as defined in the credit agreement. As of December 31, 2012, the Company was in compliance with all covenants of the credit arrangements.

The Company and certain subsidiaries have guaranteed the repayment of obligations under the credit agreement and have granted pledges of the shares of certain subsidiaries along with a security interest in certain other asset of the Company and certain subsidiaries as collateral.

As of December 31, 2012, aggregate minimum annual maturities of long-term debt are $45 million in 2013, 2014, 2015, 2016 and 2017. In addition to the minimum principal payments, the Company is required to pay additional principal payments based on an annual calculation of Excess Cash Flow, as defined by the term loan, if any, beginning for the year ending December 31, 2013. The Company expects to pay $7.2 million related to the Excess Cash Flow for the year ending December 31, 2013, which is recorded in the current portion of long-term debt.

Interest expense recognized on the term loan and revolving loans for the year ended December 31, 2012 is as follows (in thousands):

	Year Ended December 31, 2012
Components of interest expense:	
Contractual interest	$ 707
Amortization of debt discount	119
Amortization of debt issuance cost	85
Interest expense	$ 911

(11) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Financial investments classified as trading and available-for-sale consist of highly liquid U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

The following table presents the Company's fair value hierarchy for those assets (liabilities) measured at fair value on a recurring basis as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012			
	Total	Level 1	Level 2	Level 3
Assets:				
Trading financial investments:				
U.S. Treasury securities	$ 7,497	$ 7,497	$ —	$ —
Available-for-sale financial investments:				
U.S. Treasury securities	22,295	22,295	—	—
Total assets	$ 29,792	$ 29,792	$ —	$ —

	December 31, 2011			
	Total	Level 1	Level 2	Level 3
Assets:				
Trading financial investments:				
U.S. Treasury securities	$ 31,033	$ 31,033	$ —	$ —
Available-for-sale financial investments:				
U.S. Treasury securities	120,700	120,700	—	—
Total assets	$ 151,733	$ 151,733	$ —	$ —
Liabilities:				
Contingent consideration	$ (52,600)	$ —	$ —	$ (52,600)

As of December 31, 2011, the Company had $52.6 million in liabilities that consisted of the contingent consideration recorded in conjunction with the acquisition of Chi-X Europe which are classified as Level 3 fair value measurements. This value was estimated using a probability-weighted discounted cash flow method. The key assumptions used were a discount rate of 4.6% and a probability assignment to each of nine market share scenarios.

During the fourth quarter 2012, the requirements for the payout of the contingent consideration liability were met and $61.2 million was paid to former Chi-X Europe shareholders.

The following is a reconciliation of the beginning and ending balance of the contingent consideration for Chi-X Europe (in thousands):

Balance at acquisition date	$ 52,300
Change in fair value	300
Balance at December 31, 2011	52,600
Change in fair value	12,400
Amount paid to former Chi-X Europe shareholders	(61,220)
Balance at December 31, 2012	$ 3,780

The carrying amount of long-term debt approximates its fair based on quoted LIBOR at December 31, 2012.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, notes receivable, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature.

(12) Segment Reporting

The Company operates under three reportable segments: U.S. Equities, European Equities and U.S. Options. The Company evaluates segment performance primarily based on operating income (loss). The Company has aggregated all of its corporate costs, as well as other business ventures, within Corporate Items and Eliminations; however, professional and contract services that relate to activities of a specific segment have been allocated to that segment.

- The U.S. Equities segment includes listed cash equities and exchange-traded products transaction services that occur on BZX and BYX. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Trading. It also includes the Company's Listings business where ETFs are listed on BZX.
- The European Equities segment includes the pan-European listed cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on the MTFs, BTL and Chi-X Europe. The Company acquired Chi-X Europe on November 30, 2011. See note 3 for additional information.
- The U.S. Options segment includes the listed equity options transaction services that occur on BZX. This segment began trading listed equity options in February 2010. It also includes the listed equity options routed transaction services that occur on Trading.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

Summarized financial data of the Company's reportable segments was as follows (in thousands):

	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total
2012:					
Revenues	$ 723,220	$ 82,829	$ 78,655	$ —	$ 884,704
Revenues less cost of revenues	127,136	35,771	14,046	—	176,953
Depreciation and amortization	4,406	11,478	1,157	—	17,041
Operating income (loss)	83,076	(25,174)	7,705	(6,291)	59,316
Total assets	170,579	292,936	9,002	(2,947)	469,570
Goodwill	—	194,294	—	—	194,294
Intangible assets, net	—	57,379	—	217	57,596
Contingent consideration liability	—	3,780	—	—	3,780
Debt	—	—	—	287,619	287,619
Purchases of property and equipment	4,518	310	1,651	421	6,900
2011:					
Revenues	$ 840,801	$ 28,389	$ 57,439	$ —	$ 926,629
Revenues less cost of revenues	115,352	10,656	1,976	—	127,984
Depreciation and amortization	4,729	2,792	872	—	8,393
Operating income (loss)	69,720	(24,448)	(4,409)	(2,578)	38,285
Total assets	267,800	325,524	4,861	(3,282)	594,903
Goodwill	—	185,549	—	—	185,549
Intangible assets, net	—	61,336	—	—	61,336
Contingent consideration liability	—	52,600	—	—	52,600
Purchases of property and equipment	2,438	6,441	674	—	9,553
2010:					
Revenues	$ 808,266	$ 19,115	$ 7,458	$ —	$ 834,839
Revenues less cost of revenues	91,183	6,917	1,114	—	99,214
Depreciation	4,582	1,211	744	—	6,537
Operating income (loss)	50,586	(8,295)	(6,124)	(1,325)	34,842
Total assets	250,481	9,095	3,864	(6,932)	256,508
Purchases of property and equipment	4,562	800	999	—	6,361

Geographic Data

The following table presents revenues and long-lived assets, net by geographic area for 2012, 2011 and 2010 (in thousands). Revenues are classified based upon the location of the trading venue. Long-lived assets information is based on the physical location of the assets.

	Total revenues	Long-lived assets
2012:		
United States	$ 801,876	$ 9,904
United Kingdom	82,828	258,983
Total	$ 884,704	$ 268,887
2011:		
United States	$ 898,240	$ 8,634
United Kingdom	28,389	257,832
Total	$ 926,629	$ 266,466
2010:		
United States	$ 815,724	$ 11,117
United Kingdom	19,115	1,668
Total	$ 834,839	$ 12,785

(13) Employee Benefit Plan

The Company offers a SIMPLE Individual Retirement Account for the benefit of all U.S. employees. The Company matches participating employee contributions of up to three percent of salary. All U.S. employees are eligible to participate. The Company's contribution amounted to $0.4 million for the years ended December 31, 2012, 2011 and 2010. This expense is included in compensation and benefits in the consolidated statements of income.

BTL operates a stakeholder contribution plan and contributes to employee-selected stakeholder contribution plans. The Company matched participating employee contributions of up to five percent of salary. All employees of BTL were eligible to participate. The Company's contribution amounted to $0.4 million for the year ended December 31, 2012, $0.3 million for the year ended December 31, 2011 and $0.2 million for the year ended December 31, 2010. This expense is included in compensation and benefits in the consolidated statements of income.

Chi-X Europe operates a defined contribution plan known as the Personal Pension Plan (the Plan). All employees of Chi-X Europe were eligible to participate. The cost of contributions payable by the Company with regards to the Plan for the year are expensed as incurred. For the years ended December 31, 2012 and 2011 the Company contributed $0.3 million and $0.1 million, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

(14) Related Party Transactions

Certain affiliates of stockholders of BATS conduct trading activity through the Company. The extent of such activity is presented in the accompanying consolidated statements of financial condition, income and cash flows.

The Company maintains brokerage accounts with a stockholder. As of December 31, 2012 and 2011, $67.9 million and $184.4 million, respectively, in cash and cash equivalents and financial investments were held in such accounts.

(15) Regulatory Capital

As a broker-dealer registered with the SEC, Trading is subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC's requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. Trading computes its net capital requirements under the basic method provided for in Rule 15c3-1, which, as of December 31, 2012 and 2011, requires Trading to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2012 and 2011, Trading had net capital of $6.2 million and $29.3 million, respectively, which was $5.9 million and $28.7 million, respectively, in excess of its required net capital of $0.3 million and $0.6 million, respectively.

As a Banks, Investment firms, PRUdential (BIPRU) 730k firm as defined by the Markets in Financial Instruments Directive of the FSA, BTL and Chi-X Europe are subject to Capital Resources Requirement (CRR). BTL computes its CRR as the greater of the base requirement of $9.4 million and $1.1 million at December 31, 2012 and 2011, respectively, or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2012 and 2011, BTL had capital in excess of its required CRR of $7.3 million and $4.8 million, respectively.

Chi-X Europe computes its CRR as the greater of the base requirement of $0.6 million at December 31, 2012 and $4.6 million at December 31, 2011, or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2012, Chi-X Europe had capital in excess of its required CRR of $2.7 million. At December 31, 2011, Chi-X Europe had capital in excess of its required CRR of $47.3 million.

(16) Stock-Based Compensation

The Company utilizes equity award programs for offering long-term incentives to its employees. The equity incentives have been granted in the form of nonstatutory stock options and restricted stock. In conjunction with these programs, the Company recognized stock-based compensation expense of $5.6 million, $5.3 million and $6.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

Stock Options

The Company has two stock option plans pursuant to which stock options have been granted: the Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan (2008 Plan) and the BATS Global Markets, Inc. 2009 Stock Option Plan (2009 Plan). Options granted under these plans generally vest over four years. Options granted under the 2008 Plan have a five-year contractual term, while options granted under the 2009 Plan have a ten-year contractual term. Pursuant to the 2009 Stock Option Plan and the 2008 Stock Option Plan, the Company authorized grants of options to its full-time employees to purchase up to 2,195,417 shares of the Company's stock. Such shares must be previously unissued or reacquired shares.

In connection with the Company's failed attempt of an initial public offering (IPO) during 2012, the Company's registration statement on Form S-1 was declared effective by the SEC. As a result of the registration statement being declared effective and pursuant to the 2008 Plan and 2009 Plan, all remaining outstanding unvested stock options would become fully vested one year after the effectiveness of the Company's registration statement. The Company recorded $1.5 million in stock-based compensation expense for the year ended December 31, 2012 as a result of the vesting acceleration of outstanding unvested stock options.

During 2012, the Company modified the exercise prices of outstanding stock options as a result of the extraordinary dividends paid during 2012 pursuant to the anti-dilutive provisions of the 2008 Plan and 2009 Plan. The exercise prices were decreased by $3.31 and $9.96 for the dividends paid in August 2012 and December 2012, respectively.

Summary stock option activity is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2009	1,766,750	$ 21.60	4.2	$ 44,930,803
Granted	351,750	46.47		
Exercised	(89,500)	5.56		3,366,310
Forfeited	(23,250)	34.50		
Outstanding, December 31, 2010	2,005,750	26.53	3.2	30,093,033
Exercised	(343,000)	16.63		10,864,163
Forfeited	(58,250)	38.71		
Outstanding, December 31, 2011	1,604,500	28.20	3.1	37,030,383
Exercised	(1,030,655)	20.59		17,949,059
Forfeited	(37,220)	44.40		
Outstanding, December 31, 2012	536,625	$ 27.62	6.7	$ 1,652,529
Exercisable at December 31, 2012	315,813	$ 26.65	6.5	$ 1,160,324

The Company estimated the grant date fair value of stock options awarded during 2010 using the Black-Scholes valuation model with the following assumptions:

	2010
Expected term (in years)	6.25
Expected volatility	57%
Expected dividends	None
Risk-free rate	2.4% – 3.1%
Weighted-average fair value at grant date	$ 26.54

Expected term is determined using the simplified method, using the average between the contractual term and vesting period of the award. The simplified method was used due to the lack of historical information.

The expected volatility of award grants made under the Company's plans is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award or a minimum of two years if comparable public company historical market prices are not available for the entire expected term. The expected dividend rate is determined based on expected dividends to be declared and the risk free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards. Forfeitures are based on the history of actual cancellations of awards granted and management's analysis of potential forfeitures.

Summary of the status of nonvested options is presented below:

Nonvested shares	Shares	Weighted average grant-date fair value
December 31, 2009 – Nonvested	1,072,250	$ 12.31
Granted	351,750	26.54
Vested	(402,250)	10.28
Forfeited	(23,250)	18.39
December 31, 2010 – Nonvested	998,500	18.03
Vested	(446,188)	14.01
Forfeited	(58,250)	38.71
December 31, 2011 – Nonvested	494,062	21.16
Vested	(236,030)	18.28
Forfeited	(37,220)	40.23
December 31, 2012 – Nonvested	220,812	$ 24.25

The total unrecognized compensation expense relating to nonvested options under all plans described above as of December 31, 2012 is approximately $1.2 million, which will be recognized over a weighted average remaining period of 0.3 years.

Cash proceeds received from 20,850 and 82,250 options exercised for the years ended December 31, 2012 and 2011, respectively, was $0.4 million and $1.2 million, respectively. During 2012, 2011 and 2010, the Company purchased 756,779, 166,824 and 42,390 treasury shares for $28.8 million, $8.1 million and $1.8 million, respectively, as the result of 1,009,805, 260,750 and 85,250 options exercised, respectively, upon cashless exercise to satisfy the exercise price and employee income tax withholdings upon exercise. Excess tax benefits from stock option exercises recognized during the years ended December 31, 2012, 2011 and 2010 was $3.3 million, $3.3 million and $1.3 million, respectively.

Restricted Stock

In 2012, the Company established the Amended and Restated BATS Global Markets, Inc. 2012 Equity Incentive Plan (2012 Plan) under which the Company grants restricted stock to certain employees and directors. Restricted stock granted under the plan has a ten-year contractual term. Pursuant to the 2012 Plan, the Company is authorized to grant restricted stock up to 525,000 shares.

Summary restricted stock activity is presented below:

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2011	-	$ -
Granted	90,829	37.53
Vested	-	-
Forfeited	-	-
Nonvested stock at December 31, 2012	90,829	$ 37.53

The total unrecognized compensation expense related to nonvested restricted stock is approximately $3.2 million, which will be recognized over a weighted average remaining period of 3.7 years.

(17) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Deferred tax assets:		
Stock-based compensation	$ 4,877	$ 6,182
Goodwill and other intangibles	8,136	3,696
Bad debts	159	138
Other assets	666	1,238
Intangible start-up costs	457	300
Federal benefit of tax contingencies	3,178	474
Foreign currency translation loss	—	1,707
Total deferred tax assets	17,473	13,735
Deferred tax liabilities:		
Property and equipment	660	1,258
Other liabilities	88	24
Prepaid expenses	713	516
Foreign currency translation gain	3,079	—
Total deferred tax liabilities	4,540	1,798
Net deferred tax assets	$ 12,933	$ 11,937

The provision for income taxes charged to income from operations for the years ended December 31, 2012, 2011 and 2010 consists of the following (in thousands):

	2012	2011	2010
Current tax expense:			
Federal	$ 18,807	$ 18,849	$ 12,971
State	13,475	909	4,977
Total current tax expense	32,282	19,758	17,948
Deferred income tax benefit:			
Federal and state	(5,749)	(4,963)	(2,786)
Total deferred income tax benefit	(5,749)	(4,963)	(2,786)
Income tax provision	$ 26,533	$ 14,795	$ 15,162

The Company has elected to treat BTL and Chi-X Europe as flow-through entities for U.S. federal income tax purposes. As a result, the activities for BTL and Chi-X Europe are treated as a branch and partnership, respectively, of the Company, and taxable income or loss reported by BTL and Chi-X Europe are included in the U.S. federal income tax return of the Company. The Company has historically generated losses with respect to its U.K. operations. The Company has recorded deferred tax assets related to its U.K. operations of $16.9 million, of which $13.3 million relates to net operating losses. The Company has assessed the realizability of its U.K. deferred tax assets and recorded a full valuation allowance. Pursuant to U.K. tax law, net operating losses do not expire as long as the trade or business that generated the losses remains in existence.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the years ended December 31, 2012, 2011 and 2010 due to the following (in thousands):

	2012		2011		2010	
Computed "expected" tax provision	$ 20,337	35.0%	$ 13,420	35.0%	$ 12,251	35.0%
(Decrease) increase in income tax resulting from:						
Nondeductible expenses	(962)	(1.7)	903	2.4	359	1.0
Section 199 benefit	(1,439)	(2.5)	(1,315)	(3.4)	—	—
State income taxes	9,089	15.7	1,130	2.9	2,911	8.3
Other	(492)	(0.8)	657	1.7	(359)	(1.0)
Income tax provision	$ 26,533	45.7%	$ 14,795	38.6%	$ 15,162	43.3%

Non deductible expenses in 2012 include a deduction of $1.0 million for previously capitalized stock issuance costs which became deductible upon the abandonment of the Company's IPO.

The effective tax rate for 2012 was 45.7% compared to 38.6% in 2011. The primary reasons for the increase in the effective tax rate are due to changes to state allocations.

The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

A reconciliation of the U.K. valuation allowance for the years ended December 31, 2012, 2011 and 2010 is as follows (in thousands):

	Balance beginning of period	Valuation allowance acquired	(Credited) charged to income	Changes to accumulated other comprehensive income (loss)	Balance end of period
December 31, 2012	$ 16,492	$ —	$ (496)	$ 945	$ 16,941
December 31, 2011	7,725	6,093	2,777	(103)	16,492
December 31, 2010	5,727	—	2,163	(165)	7,725

The valuation allowance reflects U.K. corporate income tax rate changes enacted in 2012 reducing the rate from 25% to 24% from April 1, 2012 to March 31, 2013 and to 23% beginning April 1, 2013. The effect is credited to income for the year ended December 31, 2012.

A reconciliation of the unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010 is as follows (in thousands):

	Year ended December 31		
	2012	2011	2010
Balance at beginning of year	$ 1,918	$ 202	$ 202
Additions for current year tax positions	3,000	678	—
Additions for prior year tax positions	5,157	1,038	—
Reductions for prior year tax positions	(996)	—	—
Reductions related to expirations of statute of limitations	—	—	—
Settlements	—	—	—
Balance at end of year	$ 9,079	$ 1,918	$ 202

The current portion of unrecognized tax benefits is included in accounts payable and accrued expenses in the consolidated statements of financial condition. It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $0.9 million within the next twelve months due to the filing of amended returns and expiring statutes of limitation.

At December 31, 2012 and 2011, the Company had $5.6 million and $1.5 million, respectively, of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $1.4 million and $0.1 million related to uncertain tax positions at December 31, 2012 and 2011.

The Company files a U.S. federal income tax return and tax returns in various states. For all tax years since inception, the Company is generally subject to income tax examinations in all jurisdictions in which it operates, including in the U.K. with respect to its U.K. operations.

(18) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	2012	2011	2010
Numerator:			
Net income	$ 31,574	$ 23,548	$ 19,839
Denominator:			
Weighted average common shares outstanding for basic earnings per share	22,509	18,230	17,814
Weighted average effect of dilutive securities:			
Stock options and restricted stock	237	515	489
Denominator for diluted earnings per share	22,746	18,745	18,303
Basic and diluted earnings per share:			
Basic earnings per share	$ 1.40	$ 1.29	$ 1.11
Diluted earnings per share	$ 1.39	$ 1.26	$ 1.08

Stock options and restricted stock to purchase 102,862, 150,162 and 129,888 shares at December 31, 2012, 2011 and 2010, respectively, were outstanding but were not included in the computation of diluted earnings per share as they were anti-dilutive under the treasury stock method.

(19) Commitments, Contingencies and Guarantees

Operating Leases

During 2008, the Company entered into four noncancelable operating lease agreements: office space for its corporate headquarters for 5 years with two 5 year renewal options, as amended in 2009; office space for its BTL headquarters for 10 years with a break-up clause after 5 years; office space for its New York office for 5 years; and a U.S. disaster recovery space for 5 years. In connection with these leases, the Company received reimbursement for leasehold improvements of $1.1 million. This reimbursement is a lease incentive which has been recognized as a liability and is being amortized on a straight-line basis over the respective lease terms as a reduction in occupancy expense. The leasehold improvements are included in property and equipment, net and are being amortized over the shorter of the estimated useful life of the improvements and the respective lease terms. In addition, Chi-X Europe has office space for its London office, which expires in April 2020, with the ability to break the lease in 2015 and the Company has an asset retirement obligation related to this lease as of December 31, 2012 of $0.6 million, which is expected to be paid at the termination of the lease. In June 2012, BTL exercised the break-up clause with its lease and moved its corporate office to the Chi-X Europe facilities.

In November 2012, the Company entered into a lease agreement with a data center provider for the primary data center in Slough, U.K. This lease is for 41 months. In December 2011, the Company also entered into new lease agreements with the data center provider for the primary data center in Weehawken,

New Jersey and the back-up data center site in Chicago, Illinois. These leases are for 30 months and 34 months respectively.

In October 2012, the Company entered into a new 10 year lease agreement for office space in New York, with the one-time option to cancel the lease after 5 years.

Future annual minimum lease commitments under these operating leases as of December 31, 2012, are as follows (in thousands):

2013	$	3,629
2014		3,109
2015		1,519
2016		709
2017		383
Thereafter		160
Total	$	9,509

Rent expense was $2.3 million, $1.5 million and $1.4 million, for the years ended December 31, 2012, 2011 and 2010, respectively, which is recorded in occupancy expense in the accompanying consolidated statements of income.

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

In complaints filed on July 22, 2009, May 11, 2010 and August 17, 2010 in the U.S. District Court for the Eastern District of Texas, Realtime Data, LLC d/b/a/ IXO (Realtime) claimed that the Company, along with certain other financial instrument exchanges, investment and commercial banking companies and financial data providers, infringed six Realtime patents by using, selling or offering for sale financial data compression products or services. The complaint sought declaratory and injunctive relief or, in the alternative, a compulsory ongoing licensing fee, as well as unspecified damages for past and future infringement, attorneys' fees, costs and expenses. The Court issued a final order dismissing the case on November 9, 2012. Realtime has appealed the Court's decision. The Company believes these allegations are without merit and intends to vigorously defend this litigation. At this time, the Company believes an unfavorable outcome is not probable and is unable to estimate a range of loss, if any, as the damages sought in the allegations have not been quantified or substantiated. The Company does not believe losses, if any, would have a material effect on its results of operations or financial position taken as a whole.

As a self regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC, and Trading is subject to reviews and inspections by the Financial Industry Regulatory Authority (FINRA). In February 2012, the Company received a written request from the SEC's Division of Enforcement seeking documents and information related to the development, modification and use of order types, and the Company's communications with certain market participants (including certain exchange members affiliated with certain of the Company's stockholders and directors) regarding the development, modification and use of order types; the Company's information technology systems; and trading strategies. If the Company is found to be out of compliance with obligations under the federal securities laws, the Company could be subject to judicial or administrative proceedings that may result in substantial penalties. Any such liability or penalties could have a material adverse effect on the Company's business. At this time, the company believes it is too early to determine a probable outcome and is unable to estimate a range of loss, if any.

On March 23, 2012, an internal systems problem caused a matching engine failure on BZX that ultimately resulted in the need for BATS Global Markets, Inc. to cancel its IPO. The Company was informed by the SEC's Division of Enforcement that it was opening an investigation into the Company's failed IPO. The SEC has not concluded its investigation and the Company continues to cooperate with the SEC on this matter. The Company will defend itself vigorously should the SEC recommend an enforcement action be instituted. Any such liability or penalties could have a material adverse effect on the Company's business. At this time, the company believes it is too early to determine a probable outcome and is unable to estimate a range of loss, if any.

In April 2012, the Company met with representatives from the SEC's Division of Enforcement to discuss the Company's trading systems and the manner in which orders are processed and executed on our markets. If the Company is found to be out of compliance with obligations under the federal securities laws, the Company could be subject to judicial or administrative proceedings that may result in substantial penalties. Any such liability or penalties could have a material adverse effect on the Company's business. At this time, the Company believes it is too early to determine the probability of assertion of a claim or the probability of an unfavorable outcome if any claim is asserted in connection with the investigations described above and the Company is unable to estimate a range of loss, if any.

Guarantees

The Company uses Wedbush Securities and Morgan Stanley to clear its routed cash equities transactions. Wedbush Securities and Morgan Stanley guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on one of its clearing firms, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's options transactions. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

(20) Quarterly Data (Unaudited) (in Thousands)

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2012
Total revenue	$ 214,393	$ 230,735	$ 217,036	$ 222,540	$ 884,704
Operating expenses	32,753	27,665	24,962	32,257	117,637
Operating income	10,924	15,478	18,927	13,987	59,316
Net income	$ 7,506	$ 10,173	$ 11,528	$ 2,367	$ 31,574
Basic and diluted earnings per share:					
Basic earnings per share	$ 0.34	$ 0.45	$ 0.51	$ 0.10	$ 1.40
Diluted earnings per share	$ 0.33	$ 0.45	$ 0.51	$ 0.10	$ 1.39

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2011
Total revenue	$ 209,224	$ 200,836	$ 281,951	$ 234,618	$ 926,629
Operating expenses	19,668	19,719	18,539	31,773	89,699
Operating income	4,757	5,637	19,952	7,939	38,285
Net income	$ 2,681	$ 2,850	$ 12,005	$ 6,012	$ 23,548
Basic and diluted earnings per share:					
Basic earnings per share	$ 0.15	$ 0.16	$ 0.67	$ 0.31	$ 1.29
Diluted earnings per share	$ 0.15	$ 0.15	$ 0.65	$ 0.30	$ 1.26

(21) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2012 through March 27, 2013, the date the consolidated financial statements were available to be issued.

On January 31, 2013, the FSA commenced its consideration of the application to become a RIE, but a decision on the application is still pending as of the date of the consolidated financial statements were available to be issued.

On March 13, 2013, the Company entered into a non-binding memorandum of understanding to acquire 25% of European Multilateral Clearing Facility N.V., a pan-European cash equities clearing house. The completion of this deal is contingent on satisfactory final negotiated terms and clearance by European regulators and competition authorities.

Due to information that became available during the first quarter ending March 31, 2013, the Company reduced its unrecognized tax benefits accrual by $4.7 million based on changes in the Company's assessment of certain state and local tax positions. The decrease will be recorded in 2013 and results from management's consideration of the information which became available subsequent to December 31, 2012, and the Company's assessment of its intent to defend the tax position with certain state and local tax authorities.

There have been no other subsequent events that have occurred during such period that would require disclosure in the consolidated financial statements or would be required to be recognized in the consolidated financial statements as of and for the year ended December 31, 2012.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Supplementary Information

The Board of Directors
BATS Global Markets, Inc.:

We have audited and reported separately herein on the consolidated financial statements of BATS Global Markets, Inc. and subsidiaries as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements of BATS Global Markets, Inc. and subsidiaries taken as a whole. The consolidating information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

KPMG LLP

March 27, 2013

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Financial Condition

(in thousands)

December 31, 2012

Assets	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS FX Inc.	BATS Trading Limited	Chi-X Europe	Omicron Holdings	Omicron Acquisition Corporation	Reclassifications/ eliminations	Consolidated
Current assets:											
Cash and cash equivalents	$ 336	$ 3,505	$ 11,788	$ 37,950	$ 467	$ 20,699	$ 3,799	$ —	$ 3,970	$ —	$ 82,514
Financial investments											
Trading investments, at fair value	—	7,497	—	—	—	—	—	—	—	—	7,497
Available-for-sale investments, at fair value	—	—	3,099	19,196	—	—	—	—	—	—	22,295
Accounts receivable, net	—	—	10,266	45,957	—	4,524	1	—	—	—	60,748
Income taxes receivable	—	867	—	—	136	—	—	—	14,979	(15,328)	654
Other receivables	—	33	5	1,117	—	649	—	—	—	—	1,804
Due from affiliates	—	4,504	2,199	11,451	—	1,683	1,426	—	1,972	(23,235)	—
Deferred income taxes, net	—	181	41	141	—	—	—	—	3,895	(4,258)	—
Prepaid expenses	2,337	6	55	1,886	10	580	—	—	—	—	4,874
Total current assets	2,673	16,593	27,453	117,698	613	28,135	5,226	—	24,816	(42,821)	180,386
Property and equipment, net	—	—	1,971	7,295	421	7,128	182	—	—	—	16,997
Goodwill	—	—	—	—	—	—	194,294	—	—	—	194,294
Intangible assets, net	217	—	—	—	—	—	57,379	—	—	—	57,596
Debt issuance costs, net	4,997	—	—	—	—	—	—	—	—	—	4,997
Deferred income taxes, net	10,685	3,187	69	3,954	197	—	—	—	1,794	(6,547)	13,339
Note receivable	—	—	—	1,000	—	—	—	—	—	—	1,000
Other assets	62	4	—	357	—	538	—	—	—	—	961
Investment in BATS Trading, Inc.	5,453	—	—	—	—	—	—	—	—	(5,453)	—
Investment in BATS Y-Exchange, Inc.	7,837	—	—	—	—	—	—	—	—	(7,837)	—
Investment in BATS Exchange, Inc.	74,868	—	—	—	—	—	—	—	—	(74,868)	—
Investment in BATS Trading Limited	—	—	—	—	—	—	—	—	283,805	(283,805)	—
Investment in BATS FX, Inc.	(253)	—	—	—	—	—	—	—	—	253	—
Investment in Chi-X Europe, Ltd.	—	—	—	—	—	257,135	—	—	—	(257,135)	—
Investment in Omicron Holdings	304,675	—	—	—	—	—	—	—	—	(304,675)	—
Investment in Omicron Intermediate Holdings	—	—	—	—	—	—	—	—	—	—	—
Investment in Omicron Acquisition Corp	—	—	—	—	—	—	—	304,675	—	(304,675)	—
Total assets	$ 411,214	$ 19,784	$ 29,493	$ 130,304	$ 1,231	$ 292,936	$ 257,081	$ 304,675	$ 310,415	$ (1,287,563)	$ 469,570
Liabilities and Stockholders' Equity											
Current liabilities:											
Accounts payable and accrued expenses	$ 16,231	$ 4,584	$ 5,505	$ 10,231	$ 547	$ 4,919	$ (54)	$ —	$ —	$ (15,328)	$ 26,635
Due to affiliates	10,152	—	4,200	4,511	934	3,411	—	—	27	(23,235)	—
Section 31 fees payable	—	—	11,712	39,578	—	—	—	—	—	—	51,290
Current portion of long-term debt	48,776	—	—	—	—	—	—	—	—	—	48,776
Contingent consideration liability	—	—	—	—	—	—	—	—	3,780	—	3,780
Deferred income taxes	2,318	48	—	369	3	—	—	—	1,926	(4,258)	406
Total current liabilities	77,477	4,632	21,417	54,689	1,484	8,330	(54)	—	5,733	(42,821)	130,887
Long-term debt, less current portion	238,843	—	—	—	—	—	—	—	—	—	238,843
Unrecognized tax benefits	—	9,699	—	—	—	—	—	—	—	—	9,699
Other liabilities	935	—	—	747	—	801	—	—	—	—	2,483
Deferred income taxes	6,301	—	239	—	—	—	—	—	7	(6,547)	—
Stockholders' equity:											
Common stock	236	—	—	—	—	—	55,452	—	—	(55,452)	236
Common stock in treasury	(40,322)	—	—	—	—	—	—	—	—	—	(40,322)
Additional paid-in capital	125,601	10,701	7,139	72,631	71	342,202	215,880	316,690	317,471	(1,282,785)	125,601
Retained (deficit) earnings	(2,551)	(5,248)	698	2,235	(324)	(67,123)	(25,035)	(16,675)	(17,459)	128,931	(2,551)
Accumulated other comprehensive income, net	4,694	—	—	2	—	8,726	10,838	4,660	4,663	(28,889)	4,694
Total stockholders' equity	87,658	5,453	7,837	74,868	(253)	283,805	257,135	304,675	304,675	(1,238,195)	87,658
Total liabilities and stockholders' equity	$ 411,214	$ 19,784	$ 29,493	$ 130,304	$ 1,231	$ 292,936	$ 257,081	$ 304,675	$ 310,415	$ (1,287,563)	$ 469,570

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Financial Condition

(in thousands)

December 31, 2011

Assets	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS Trading Limited	Chi-X Europe	Omicron Holdings	Omicron Intermediate Holdings	Omicron Acquisition Corporation	Reclassifications/ eliminations	Consolidated
Current assets:											
Cash and cash equivalents	$ —	$ 7,071	$ 6,541	$ 28,050	$ 4,953	$ 50,110	$ —	$ —	$ 2,634	$ —	$ 99,359
Short-term investments	—	—	—	—	—	3,086	—	—	—	—	3,086
Financial investments, at fair value:											
Trading investments	—	31,033	—	—	—	—	—	—	—	—	31,033
Available-for-sale investments	—	—	7,399	113,301	—	—	—	—	—	—	120,700
Accounts receivable, net	—	—	8,762	43,472	877	2,482	—	—	—	—	55,593
Income taxes receivable	5,792	1,056	—	—	—	746	—	—	1	(6,867)	728
Other receivables	—	168	—	1,313	85	667	—	—	—	—	2,233
Due from affiliates	52,600	5,711	1	3,228	249	—	—	—	—	(61,789)	—
Deferred income taxes, net	—	7	22	—	—	1,749	—	—	—	(1,778)	—
Prepaid expenses	12	6	67	1,057	210	382	—	—	—	—	1,734
Total current assets	58,404	45,052	22,792	190,421	6,374	59,222	—	—	2,635	(70,434)	314,466
Property and equipment, net	—	—	1,189	7,445	5,997	4,950	—	—	—	—	19,581
Goodwill	—	—	—	—	—	185,549	—	—	—	—	185,549
Intangible assets, net	—	—	—	—	—	61,336	—	—	—	—	61,336
Deferred income taxes, net	7,401	616	—	3,940	—	5	—	—	432	(239)	12,155
Note receivable	—	—	—	1,000	—	—	—	—	—	—	1,000
Other assets	63	7	—	197	270	279	—	—	—	—	816
Investment in BATS Trading, Inc.	35,343	—	—	—	—	—	—	—	—	(35,343)	—
Investment in BATS Y-Exchange, Inc.	9,747	—	—	—	—	—	—	—	—	(9,747)	—
Investment in BATS Exchange, Inc.	137,284	—	—	—	—	—	—	—	—	(137,284)	—
Investment in BATS Trading Limited	7,843	—	—	—	—	—	—	—	—	(7,843)	—
Investment in Chi-X Europe, Ltd.	80,791	—	—	—	—	—	—	—	164,030	(244,821)	—
Investment in Omicron Holdings	131,189	—	—	—	—	—	—	35,908	—	(167,097)	—
Investment in Omicron Intermediate Holdings	35,908	—	—	—	—	—	—	—	—	(35,908)	—
Investment in Omicron Acquisition Corp	—	—	—	—	—	—	167,097	—	—	(167,097)	—
Total assets	$ 503,973	$ 45,675	$ 23,981	$ 203,003	$ 12,641	$ 311,341	$ 167,097	$ 35,908	$ 167,097	$ (875,813)	$ 594,903
Liabilities and Stockholders' Equity											
Current liabilities:											
Accounts payable and accrued expenses	$ 59	$ 9,488	$ 894	$ 18,788	$ 1,837	$ 14,954	$ —	$ —	$ —	$ (6,867)	$ 39,153
Due to affiliates	2,911	—	3,971	888	2,961	51,058	—	—	—	(61,789)	—
Section 31 fees payable	—	844	9,130	45,152	—	—	—	—	—	—	55,126
Contingent consideration liability	52,600	—	—	—	—	—	—	—	—	—	52,600
Deferred income taxes	1,835	—	—	161	—	—	—	—	—	(1,778)	218
Total current liabilities	57,405	10,332	13,995	64,989	4,798	66,012	—	—	—	(70,434)	147,097
Other liabilities	—	—	—	730	—	508	—	—	—	—	1,238
Deferred income taxes	—	—	239	—	—	—	—	—	—	(239)	—
Stockholders' equity:											
Common stock	226	—	—	—	—	55,452	—	—	—	(55,452)	226
Common stock in treasury	(11,562)	—	—	—	—	—	—	—	—	—	(11,562)
Additional paid-in capital	409,599	34,919	10,001	106,324	51,649	196,395	167,097	35,908	167,878	(770,171)	409,599
Retained earnings (deficit)	51,931	424	(255)	31,165	(41,608)	(4,531)	—	—	(784)	15,589	51,931
Accumulated other comprehensive (loss) income, net	(3,626)	—	1	(205)	(2,198)	(2,495)	—	—	3	4,894	(3,626)
Total stockholders' equity	446,568	35,343	9,747	137,284	7,843	244,821	167,097	35,908	167,097	(805,140)	446,568
Total liabilities and stockholders' equity	$ 503,973	$ 45,675	$ 23,981	$ 203,003	$ 12,641	$ 311,341	$ 167,097	$ 35,908	$ 167,097	$ (875,813)	$ 594,903

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Operations

(in thousands)

Year ended December 31, 2012

	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS FX, Inc.	BATS Trading Limited	Chi-X Europe	Omicron Holdings	Omicron Acquisition Corporation	Eliminations	Consolidated
Revenues:											
Transaction fees	$ —	$ 59,630	$ 17,520	$ 497,660	$ —	$ 51,676	$ 23,724	$ —	$ —	$ (4,900)	$ 645,310
Market data fees	—	—	12,654	44,644	—	2,573	382	—	—	—	60,253
Regulatory transaction fees	—	—	31,482	116,610	—	—	—	—	—	—	148,092
Other	—	—	3,053	23,578	—	3,848	625	—	—	(55)	31,049
Total revenues	—	59,630	64,709	682,492	—	58,097	24,731	—	—	(4,955)	884,704
Cost of revenues:											
Liquidity payments	—	—	10,085	451,427	—	32,059	14,998	—	—	(400)	508,169
Routing and clearing	—	55,771	—	—	—	—	—	—	—	(4,500)	51,271
Section 31 fees	—	—	31,482	116,610	—	—	—	—	—	—	148,092
Other	130	79	—	10	—	—	—	—	—	—	219
Total cost of revenues	130	55,850	41,567	568,047	—	32,059	14,998	—	—	(4,900)	707,751
Revenues less cost of revenues	(130)	3,780	23,142	114,445	—	26,038	9,733	—	—	(55)	176,953
Operating expenses:											
Compensation and benefits	60	376	4,048	19,422	346	15,920	8,240	—	—	—	48,412
Depreciation and amortization	—	311	860	4,591	—	4,098	7,381	—	—	—	17,041
Systems and data communication	—	800	1,065	4,726	—	3,805	1,468	—	—	(55)	11,809
Occupancy	—	49	193	735	12	1,107	248	—	—	—	2,344
Professional and contract services	4,356	290	481	2,966	20	1,050	61	—	—	—	9,224
Regulatory costs	—	—	868	4,143	—	627	47	—	—	—	5,685
Changes in fair value of contingent consideration liability	—	—	—	—	—	—	12,400	—	—	—	12,400
General and administrative	1,395	478	829	3,465	139	3,814	512	—	—	—	10,632
Total operating expenses	5,811	2,194	8,344	40,048	517	30,421	30,357	—	—	(55)	117,637
Operating (loss) income	(5,941)	1,586	14,798	74,397	(517)	(4,383)	(20,624)	—	—	—	59,316
Interest and investment (expense) income	(911)	21	14	113	—	34	83	—	—	—	(646)
Other income (expense)	—	7	—	53	—	(653)	30	—	—	—	(563)
(Loss) income before income tax (benefit) provision	(6,852)	1,614	14,812	74,563	(517)	(5,002)	(20,511)	—	—	—	58,107
Income tax (benefit) provision	(3,594)	5,998	5,555	27,606	(193)	—	—	—	(8,839)	—	26,533
Equity in net loss of BATS Trading, Inc.	(4,384)	—	—	—	—	—	—	—	—	4,384	—
Equity in net income of BATS Y-Exchange, Inc.	9,257	—	—	—	—	—	—	—	—	(9,257)	—
Equity in net income of BATS Exchange, Inc.	46,957	—	—	—	—	—	—	—	—	(46,957)	—
Equity in net loss of BATS FX, Inc.	(324)	—	—	—	—	—	—	—	—	324	—
Equity in net loss of BATS Trading Limited	—	—	—	—	—	—	—	—	(25,513)	25,513	—
Equity in net loss of Chi-X Europe, Ltd	—	—	—	—	—	(20,511)	—	—	—	20,511	—
Equity in net loss of Omicron Holdings, Inc	(16,674)	—	—	—	—	—	—	—	—	16,674	—
Equity in net loss of Omicron Intermediate Holdings, Inc	—	—	—	—	—	—	—	—	—	—	—
Equity in net loss of Omicron Acquisition Corp	—	—	—	—	—	—	—	(16,674)	—	16,674	—
Net income (loss)	$ 31,574	$ (4,384)	$ 9,257	$ 46,957	$ (324)	$ (25,513)	$ (20,511)	$ (16,674)	$ (16,674)	$ 27,866	$ 31,574

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Operations

(in thousands)

Year ended December 31, 2011

	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS Trading Limited	Chi-X Europe	Omicron Holdings	Omicron Intermediate Holdings	Omicron Acquisition Corporation	Eliminations	Consolidated
Revenues:											
Transaction fees	$ —	$ 79,772	$ 10,666	$ 579,824	$ 22,968	$ 4,773	$ —	$ —	$ —	$ (2,646)	$ 695,357
Market data fees	—	—	9,613	45,980	—	—	—	—	—	—	55,593
Regulatory transaction fees	—	—	24,556	131,924	—	—	—	—	—	—	156,480
Other	—	—	—	18,570	399	249	—	—	—	(19)	19,199
Total revenues	—	79,772	44,835	776,298	23,367	5,022	—	—	—	(2,665)	926,629
Cost of revenues:											
Liquidity payments	—	—	11,144	541,493	13,066	3,046	—	—	—	(2,646)	566,103
Routing and clearing	—	74,364	—	—	1,621	—	—	—	—	—	75,985
Section 31 fees	—	—	24,556	131,924	—	—	—	—	—	—	156,480
Other	—	65	—	12	—	—	—	—	—	—	77
Total cost of revenues	—	74,429	35,700	673,429	14,687	3,046	—	—	—	(2,646)	798,645
Revenues less cost of revenues	—	5,343	9,135	102,869	8,680	1,976	—	—	—	(19)	127,984
Operating expenses:											
Compensation and benefits	—	422	3,409	21,857	10,114	7,145	—	—	—	—	42,947
Depreciation and amortization	—	—	644	4,859	2,128	663	—	—	—	99	8,393
Systems and data communication	—	798	1,325	4,952	2,623	473	—	—	—	(118)	10,053
Occupancy	—	41	160	781	475	49	—	—	—	—	1,506
Professional and contract services	7,733	301	88	1,576	469	123	—	—	—	—	10,290
Regulatory costs	—	—	598	4,753	111	15	—	—	—	—	5,477
Change in fair value of contingent consideration liability	—	—	—	—	—	300	—	—	—	—	300
General and administrative	975	1,115	714	3,662	2,835	217	—	—	1,215	—	10,733
Total operating expenses	8,708	2,677	6,938	42,440	18,755	8,985	—	—	1,215	(19)	89,699
Operating (loss) income	(8,708)	2,666	2,197	60,429	(10,075)	(7,009)	—	—	(1,215)	—	38,285
Interest and investment income	—	34	6	97	15	22	—	—	—	—	174
Other (expense) income	(6)	(16)	—	76	(132)	(44)	—	—	—	—	(116)
(Loss) Income before income tax (benefit) provision	(8,714)	2,698	2,203	60,602	(10,192)	(7,031)	—	—	(1,215)	—	38,343
Income tax provision (benefit)	(5,668)	2,126	829	20,441	—	(2,500)	—	—	(433)	—	14,795
Equity in net income of BATS Trading, Inc	564	—	—	—	—	—	—	—	—	(564)	—
Equity in net income of BATS Y-Exchange, Inc	1,374	—	—	—	—	—	—	—	—	(1,374)	—
Equity in net income of BATS Exchange, Inc	40,161	—	—	—	—	—	—	—	—	(40,161)	—
Equity in net loss of BATS Trading Limited	(10,192)	—	—	—	—	—	—	—	—	10,192	—
Equity in net loss of Chi-X Europe, Ltd	(1,495)	—	—	—	—	—	—	—	(3,036)	4,531	—
Equity in net loss of Omicron Holdings, Inc	(2,998)	—	—	—	—	—	—	(820)	—	3,818	—
Equity in net loss of Omicron Intermediate Holdings, Inc	(820)	—	—	—	—	—	—	—	—	820	—
Equity in net loss of Omicron Acquisition Corp	—	—	—	—	—	—	(3,818)	—	—	3,818	—
Net income (loss)	$ 23,548	$ 564	$ 1,374	$ 40,161	$ (10,192)	$ (4,531)	$ (3,818)	$ (820)	$ (3,818)	$ (18,920)	$ 23,548

See accompanying independent auditors' report

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Operations

(in thousands)

Year ended December 31, 2010

	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS Trading Limited	Eliminations	Consolidated
Revenues:							
Transaction fees	$ —	$ 88,278	$ 79	$ 560,910	$ 19,115	$ (82)	$ 668,300
Market data fees	—	—	534	45,553	—	—	46,087
Regulatory transaction fees	—	—	1,031	110,020	—	—	111,051
Other	—	—	—	9,404	—	(3)	9,401
Total revenues	—	88,278	1,644	725,887	19,115	(85)	834,839
Cost of revenues:							
Liquidity payments	—	—	1,113	528,940	11,637	(8)	541,682
Routing and clearing	—	81,695	—	—	561	(74)	82,182
Section 31 fees	—	—	1,031	110,020	—	—	111,051
Other	—	23	687	—	—	—	710
Total cost of revenues	—	81,718	2,831	638,960	12,198	(82)	735,625
Revenues less cost of revenues	—	6,560	(1,187)	86,927	6,917	(3)	99,214
Operating expenses:							
Compensation and benefits	—	334	370	21,053	8,864	—	30,621
Depreciation	—	—	154	5,069	1,211	103	6,537
Systems and data communication	—	1,013	656	6,940	2,354	(106)	10,857
Occupancy	—	43	15	886	460	—	1,404
Professional and contract services	645	328	17	1,852	287	—	3,129
Regulatory costs	—	—	119	4,297	111	—	4,527
General and administrative	680	725	140	3,828	1,924	—	7,297
Total operating expenses	1,325	2,443	1,471	43,925	15,211	(3)	64,372
Operating (loss) income	(1,325)	4,117	(2,658)	43,002	(8,294)	—	34,842
Interest and investment income	—	50	3	206	17	—	276
Other	—	(54)	—	—	(63)	—	(117)
(Loss) Income before income tax (benefit) provision	(1,325)	4,113	(2,655)	43,208	(8,340)	—	35,001
Income tax provision (benefit)	(3,501)	1,626	(1,028)	18,065	—	—	15,162
Equity in net income of BATS Trading, Inc.	2,487	—	—	—	—	(2,487)	—
Equity in net loss of BATS Y-Exchange, Inc.	(1,627)	—	—	—	—	1,627	—
Equity in net income of BATS Exchange, Inc.	25,143	—	—	—	—	(25,143)	—
Equity in net loss of BATS Trading Limited	(8,340)	—	—	—	—	8,340	—
Net income (loss)	$ 19,839	$ 2,487	$ (1,627)	$ 25,143	$ (8,340)	$ (17,663)	$ 19,839

See accompanying independent auditors' report.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

BATS Exchange is wholly-owned by BATS Global Markets, Inc. ("BATS Global Markets"). BATS Global Markets is the sole stockholder of BATS Exchange, and acquired its interest in the Exchange on August 18, 2008. BATS Global Markets exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

Attached is a schedule showing the information requested by this Exhibit as of June 24, 2013.

All securities that trade through the BATS Exchange System are "NMS stocks," as such term is defined in Rule 600(b)(47) of Regulation NMS. The Exchange currently lists 19 securities, all of which are exchange-traded funds or ETFs. The remaining securities traded on the Exchange are traded pursuant to unlisted trading privileges. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(41) of Regulation NMS) through BATS Exchange. The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including ETFs.

Symbol	Description
Attachment to Exhibit N: Primary Listed Securities on BATS Exchange as of June 24, 2013	
ENOR	iShares MSCI Norway Capped Investable Market Index Fund
EWAS	iShares MSCI Australia Small Cap Index Fund
EWCS	iShares MSCI Canada Small Cap Index Fund
EDEN	iShares MSCI Denmark Capped Investable Market Index Fund
EFNL	iShares MSCI Finland Capped Investable Market Index Fund
EWUS	iShares MSCI United Kingdom Small Cap Index Fund
EWGS	iShares MSCI Germany Small Cap Index Fund
INDA	iShares MSCI India Index Fund
SMIN	iShares MSCI India Small Cap Index Fund
EMHY	iShares Emerging Markets High Yield Bond Fund
HYXU	iShares Global ex USD High Yield Corporate Bond Fund
GHYG	iShares Global High Yield Corporate Bond Fund
IYLD	iShares Morningstar Multi-Asset Income Index Fund
CEMB	iShares Emerging Markets Corporate Bond Fund
QLTB	iShares Baa-Ba Rated Corporate Bond Fund
QLTC	iShares B-Ca Rated Corporate Bond Fund
MRGR	ProShares Merger ETF
PEX	ProShares Global Listed Private Equity ETF
HYHG	ProShares High Yield-Interest Rate Hedged ETF
Attachment to Exhibit N: List of Securities Admitted to Unlisted Trading Privileges on BATS Exchange as of June 24, 2013	
A	AGILENT TECHNOLOGIES INC COM
A$	Agilent Technologies Inc. Common Stock
AA	ALCOA INC COM
AA#	Alcoa Inc. Common Stock
AA-	ALCOA INC PFD $3.75
AAA	ALTANA AG American Depositary Shares (Each representing 1 Common Share)
AAAA	Atlas Industries Holdings LLC - Common Stock
AAB+	Lehman Brothers
AABC	ACCESS ANYTIME BNC
AAC	AUSTRALIA ACQUISITION CORP SHS
AACC	ASSET ACCEP CAP CORP COM
AACE	Ace Cash Express Inc. - Common Stock
AACOU	AUSTRALIA ACQUISITION CORP UNIT SH & WT E
AACOW	AUSTRALIA ACQUISITION CORP WT EXP 000012
AADR	ADVISORSHARES TR BNY GRWTH ADR
AAI	AIRTRAN HLDGS INC COM
AAII	ALABAMA AIRCRAFT IND INC COM
AAIT	ISHARES TR ALCO ASIA INFO
AAM	ALMA MARITIME LIMITED SHS
AAME	ATLANTIC AMERN CORP COM
AAN	AARONS INC COM PAR $0.50
AAN.A	AARONS INC CL A
AANB	ABIGAIL ADAMS NATL BANCORP INC COM
AAON	AAON INC COM PAR $0.004
AAP	ADVANCE AUTO PARTS INC COM
AAPL	APPLE INC COM
AAR	AMR CORP DEL PINES 7.875%
AAT	AMERICAN ASSETS TR INC COM
AATI	ADVANCED ANALOGIC TECHNOLOGIES COM
AATK	American Access Technologies Inc. - Common Stock
AAU	ALMADEN MINERALS LTD COM
AAUK	ANGLO AMERN PLC ADR NEW
AAUKD	Anglo American plc - American Depositary Shares exempt pursuant to 12g3-2(b)
AAV	ADVANTAGE OIL & GAS LTD COM
AAVX	UBS AG LONDON BRH ETRACS 1MT EQT
AAWW	ATLAS AIR WORLDWIDE HLDGS INC COM NEW
AAX	AMERICAN APT CMNTYS INC

AAXJ	ISHARES TR MSCI ACJPN IDX
AAY	Morgan Stanley
AB	ALLIANCEBERNSTEIN HOLDING LP UNIT LTD PARTN
ABA	ALABAMA PWR CO NT JJ 061546
ABA*	ALABAMA PWR CO NT JJ 061546
ABAT	ADVANCED BATTERY TECHNOLOG INC COM
ABAX	ABAXIS INC COM
ABB	ABB LTD SPONSORED ADR
ABBC	ABINGTON BANCORP INC COM
ABBCD	Abington Bancorp Inc. - Common Stock par value $0.01 per share
ABBI	Abraxis BioScience Inc. - Common stock
ABBV	ABBVIE INC COM
ABBV#	ABBVIE INC COM
ABC	AMERISOURCEBERGEN CORP COM
ABC#	AmerisourceBergen Corporation Common Stock
ABCB	AMERIS BANCORP COM
ABCD	CAMBIUM LEARNING GRP INC COM
ABCO	ADVISORY BRD CO COM
ABCS	CLAYMORE EXCHANGE TRD FD TR 2 GUG ABC HI DIV
ABCW	ANCHOR BANCORP WIS INC COM
ABD	ACCO BRANDS CORP COM
ABER	Aber Diamond Corporation - Common Stock
ABFS	ARKANSAS BEST CORP DEL COM
ABG	ASBURY AUTOMOTIVE GROUP INC COM
ABGX	Abgenix Inc. - Common Stock
ABH	ABITIBIBOWATER INC COM NEW
ABH#	ABITIBIBOWATER INC COM NEW
ABHB	ADVANCED BIOHEALING INC COM
ABI	SAFETY FIRST TR SER 2009-2 GTD CTF DJIA14
ABII	ABRAXIS BIOSCIENCE INC NEW COM
ABIIV	New Abraxis Inc. - Common Stock When Issued
ABIO	ARCA BIOPHARMA INC COM NEW
ABIX	ABATIX CORP COM
ABK	AMBAC FINL GROUP INC COM
ABK-Z	AMBAC FINL GROUP INC CORP UNIT
ABL	AMERICAN BILTRITE INC COM
ABLE	Able Energy Inc. - Common Stock
ABM	ABM INDS INC COM
ABMC	AMER BIO MEDICA CORP COM
ABMCW	American Bio Medica Corp. - Warrants
ABMD	ABIOMED INC COM
ABN	ABN AMRO Holding N.V. American Depositary Shares (Each representing one Ordinary Share)
ABN-E	ABN AMRO CAP FDG TR V PFD GTD 5.9%
ABN-F	ABN AMRO CAP FDG TR VI PFD TR 6.25%08
ABN-G	ABN AMRO CAP FDG TR VII PFD GTD 6.08%
ABNJ	AMERICAN BANCORP N J INC COM
ABP	Abraxas Petroleum Corp
ABPI	ACCENTIA BIOPHARMACEUTICALS COM
ABR	ARBOR RLTY TR INC COM
ABR-A	ARBOR RLTY TR INC PFD SER A %
ABR-B	ARBOR RLTY TR INC CUM RED PFD B
ABRI	Abrams Industries Inc. - Common Stock
ABS	Albertson's Inc. Common Stock
ABS-	Albertson's Inc. Corporate Units
ABT	ABBOTT LABS COM
ABT#	ABBOTT LABS EX DISTRIB WI
ABTL	AUTOBYTEL INC COM NEW
ABV	COMPANHIA DE BEBIDAS DAS AMERS SPON ADR PFD
ABV.C	COMPANHIA DE BEBIDAS DAS AMERS SPONSORED ADR
ABVA	ALLIANCE BANKSHARES CORP COM
ABVT	ABOVENET INC COM

ABW-A	ASBC CAP TR I TOPRS 7.625 32
ABW-B	ASSOCIATED BANC-CORP DEP SH 1/40 SR B
ABX	BARRICK GOLD CORP COM
ABX#	Barrick Gold Corporation Common Shares
ABXA	ABX Holdings Inc. - Common Stock
ABY	AKTIEBOLAGET SVENSK EXPORTKRED RTN S&P500 10
AC	AMC ENTERTAINMENT INC COM
ACA	ACA Capital Holdings Inc. Common Stock
ACAD	ACADIA PHARMACEUTICALS INC COM
ACAM	Acambis plc - American Depositary Shares
ACAP	AMERICAN PHYSICIANS CAPITAL COM
ACAS	AMERICAN CAP LTD COM
ACAT	ARCTIC CAT INC COM
ACB	REALTY FDS INC ADELANTE COMPO
ACBA	AMERICAN CMNTY BANCSHARES INC COM
ACC	AMERICAN CAMPUS CMNTYS INC COM
ACCI	Asset Capital Corporation Inc. - Common Stock
ACCL	ACCELRYS INC COM
ACCO	ACCO BRANDS CORP COM
ACCU	ADVISORSHARES TR ACCUVS GLB OPP
ACE	ACE LTD SHS
ACE-A*	ACE Capital Trust I 8.875% Trust Originated Preferred Securities(TOPrS)
ACE-C	ACE Limited Dep shares each rep 1/ 10th of a share of 7.80% Cumulative Redeemable Preferred Shares Series C
ACE-C*	ACE Limited Dep shares each rep 1/ 10th of a share of 7.80% Cumulative Redeemable Preferred Shares Series C
ACEC	ACE*COMM Corporation - Common Stock
ACEL	TAMIR BIOTECHNOLOGY INC COM
ACET	ACETO CORP COM
ACF	AMERICREDIT CORP COM
ACFC	ATLANTIC COAST FINL CORP COM
ACFCD	ATLANTIC COAST FINL CORP COM
ACFN	ACORN ENERGY INC COM
ACG	ALLIANCEBERNSTEIN INCOME FUND COM
ACGL	ARCH CAP GROUP LTD ORD
ACGY	ACERGY S A SPONSORED ADR
ACH	ALUMINUM CORP CHINA LTD SPON ADR H SHS
ACHC	ACADIA HEALTHCARE COMPANY INC COM
ACHN	ACHILLION PHARMACEUTICALS INC COM
ACI	ARCH COAL INC COM
ACI#	Arch Coal Inc. Common Stock
ACI-	Arch Coal Inc. 5% Perpetual Cumulative Convertible Preferred Stock
ACIM	SPDR INDEX SHS FDS MSCI ACWI ETF
ACIW	ACI WORLDWIDE INC COM
ACK	BANK AMER CORP ARN S&P500 11
ACL	ALCON INC COM SHS
ACLI	AMERICAN COMMERCIAL LINES COM PAR $0.01
ACLID	AMERICAN COMMERCIAL LINES COM PAR $0.01
ACLS	AXCELIS TECHNOLOGIES INC COM
ACM	AECOM TECHNOLOGY CORP DELAWARE COM
ACME	ACME COMMUNICATION INC COM
ACMP	ACCESS MIDSTREAM PARTNERS L P UNIT
ACMR	A C MOORE ARTS & CRAFTS INC COM
ACN	ACCENTURE PLC IRELAND SHS CLASS A
ACNB	ACNB CORP COM
ACO	AMCOL INTL CORP COM
ACOM	ANCESTRY COM INC COM
ACOR	ACORDA THERAPEUTICS INC COM
ACP	AVENUE INCOME CR STRATEGIES FD COM
ACP-	American Real Estate Partners L.P. 5% Cumulative Pay-In-Kind Redeemable Preferred Units (Representing Limited Partner Interests)
ACPW	ACTIVE POWER INC COM NEW
ACP^	AVENUE INCOME CR STRATEGIES FD RT PUR COM

ACP^#	AVENUE INCOME CR STRATEGIES FD RT PUR COM
ACR	American Retirement Corporation Common Stock
ACRE	ARES COML REAL ESTATE CORP COM
ACRX	ACELRX PHARMACEUTICALS INC COM
ACS	AFFILIATED COMPUTER SERVICES CL A
ACSEF	ACS Motion Control Ltd. - Ordinary Shares
ACST	ACASTI PHARMA INC CL A SHS
ACT	ACTAVIS INC COM
ACTG	ACACIA RESH CORP ACACIA TCH COM
ACTI	ACTIVIDENTITY CORP COM
ACTL	ACTEL CORP COM
ACTS	ACTIONS SEMICONDUCTOR CO LTD ADR
ACTU	ACTUATE CORP COM
ACTV	ACTIVE NETWORK INC COM
ACU	ACME UTD CORP COM
ACUR	ACURA PHARMACEUTICALS INC COM NEW
ACUS	Acusphere Inc. - Common Stock
ACV	ALBERTO CULVER CO NEW COM
ACV#	Alberto-Culver Company Common Stock
ACW	ACCURIDE CORP NEW COM NEW
ACWI	ISHARES TR MSCI ACWI INDX
ACWV	ISHARES INC CTR WLD MINVL
ACWX	ISHARES TR MSCI ACWI EX
ACXM	ACXIOM CORP COM
ACY	AEROCENTURY CORP COM
AD	ADVO Inc. Common Stock
ADAM	A D A M INC COM
ADAT	AUTHENTIDATE HLDG CORP COM NEW
ADBE	ADOBE SYS INC COM
ADBL	Audible Inc. - Common Stock
ADC	AGREE REALTY CORP COM
ADCT	A D C TELECOMMUNICATIONS COM NEW
ADE	DEUTSCHE BK AG LDN BRH ETN AUD/USD 23
ADEP	ADEPT TECHNOLOGY INC COM NEW
ADES	ADA ES INC COM
ADEX	ADE Corporation - Common Stock
ADF	BANK AMER CORP ACCL S&P500 12
ADF$	ACM Managed Dollar Income Fund Inc. Common Stock
ADFWD	ACM MANAGED DOLLAR INC
ADG	ALLIED DEFENSE GROUP INC COM
ADGE	AMERICAN DG ENERGY INC COM
ADGF	ADAMS GOLF INC COM NEW
ADH	Adherex Technologies Inc
ADHD	ALCOBRA LTD SHS
ADI	ANALOG DEVICES INC COM
ADIC	Advanced Digital Information Corporation - Common Stock
ADJ	BANK AMER CORP ACCL S&P500 11
ADK	ADCARE HEALTH SYSTEMS INC COM NEW
ADK+	ADCARE HEALTH SYSTEMS INC WT EXP 092611
ADK-A	ADCARE HEALTH SYSTEMS INC PFD-A 10.875%
ADK=	Adcare Health Systems Inc
ADL	AMDL INC COM PAR 2006
ADLR	ADOLOR CORP COM
ADLS	Advanced Life Sciences Holdings Inc. - Common Stock par value $0.01 per share
ADM	ARCHER DANIELS MIDLAND CO COM
ADM-A	ARCHER DANIELS MIDLAND CO CORPORATE UNIT
ADNC	AUDIENCE INC COM
ADO	Adecco SA American Depositary Shares(Each representing 1/4 of a Common Share)
ADP	AUTOMATIC DATA PROCESSING INC COM
ADP#	Automatic Data Processing Inc. Common Stock
ADPI	AMERICAN DENTAL PARTNERS COM

ADPT	ADPT CORP COM
ADRA	BLDRS INDEX FDS TR ASIA 50 ADR
ADRD	BLDRS INDEX FDS TR DEV MK 100 ADR
ADRE	BLDRS INDEX FDS TR EMER MK 50 ADR
ADRU	BLDRS INDEX FDS TR EUR 100 ADR
ADRX	Andrx Group - Common Stock
ADS	ALLIANCE DATA SYSTEMS CORP COM
ADSI	ADS TACTICAL INC COM
ADSK	AUTODESK INC COM
ADST	AdStar Inc. - Common Stock
ADSX	Applied Digital Solutions Inc. - Common Stock
ADT	THE ADT CORPORATION COM
ADT#	THE ADT CORPORATION COM
ADTN	ADTRAN INC COM
ADUS	ADDUS HOMECARE CORP COM
ADVNA	ADVANTA CORP CL A
ADVNB	ADVANTA CORP CL B
ADVS	ADVENT SOFTWARE INC COM
ADX	ADAMS EXPRESS CO COM
ADY	FEIHE INTL INC COM
ADZ	DEUTSCHE BK AG LDN BRH PSHS AGRI SHR38
ADZA	Adeza Biomedical Corporation - Common Stock
AE	ADAMS RES & ENERGY INC COM NEW
AEA	ADVANCE AMER CASH ADVANCE CTRS COM
AEB	AEGON N V PERP CAP FLTG RT
AEC	ASSOCIATED ESTATES RLTY CORP COM
AEC-B	ASSOCIATED ESTATES RLTY CORP PFD 1/10 B II
AEC-B*	ASSOCIATED ESTATES RLTY CORP PFD 1/10 B II
AED	AEGON N V PERP 6.5% CAP
AEE	AMEREN CORP COM
AEF	AEGON NV PFD PERP 7.25%
AEF*	Aetna Inc. 8.5% Senior Notes due August 31 2041
AEG	AEGON N V NY REGISTRY SH
AEGN	AEGION CORP COM
AEGR	AEGERION PHARMACEUTICALS INC COM
AEH	AEGON N V PFD PERP 6.375
AEHR	AEHR TEST SYSTEMS COM
AEI	AEI SHS
AEIS	ADVANCED ENERGY INDS COM
AEK	AEGON N V NON CUM SUB NTS
AEL	AMERICAN EQTY INVT LIFE HLD CO COM
AEM	AGNICO EAGLE MINES LTD COM
AEMLW	Agnico-Eagle Mines Limited - Warrant
AEN	ADEONA PHARMACEUTICALS INC COM
AEO	AMERICAN EAGLE OUTFITTERS NEW COM
AEOS	American Eagle Outfitters Inc. - Common Stock
AEP	AMERICAN ELEC PWR INC COM
AEP-A	AMERICAN ELEC PWR CO INC JR SUB8.75% 63
AEP-A*	AMERICAN ELEC PWR CO INC JR SUB8.75% 63
AEPI	AEP INDS INC COM
AER	AERCAP HOLDINGS NV SHS
AERG	APPLIED ENERGETICS INC COM
AERL	ASIA ENTN & RESOURCES LTD SHS
AERLR	ASIA ENTN & RESOURCES LTD RT
AERLW	ASIA ENTN & RESOURCES LTD WT EXP 100813
AERO	AERO GROW INTL INC COM NEW
AERT	ADVANCED ENVIRON RECYCLING TEC CL A
AERTA	Advanced Environmental Recycling Technologies Inc. - Class A Common Stock
AES	AES CORP COM
AES-C	AES TR III PFD CV 6.75%
AET	AETNA INC NEW COM

AET#	Aetna Inc. Common Stock
AETH	Aether Holdings Inc. - Common Stock
AETI	AMERICAN ELECTRIC TECH INC COM
AEV	AEGON NV PFD PER 6.875%
AEX	NETS TR AEX IDX NETHER
AEY	ADDVANTAGE TECHNOLOGIES GP INC COM NEW
AEZ	AMERICAN OIL & GAS INC NEW COM
AEZS	AETERNA ZENTARIS INC COM NEW
AF	ASTORIA FINL CORP COM
AF-C	ASTORIA FINL CORP DEP 1/40 PFD C
AFA	AMERICAN FINL GROUP INC OHIO SR NT 42
AFAM	ALMOST FAMILY INC COM
AFB	ALLIANCEBERNSTEIN NATL MUNI IN COM
AFBK	Albemarle First Bank (Charlottesville VA) - Common Stock
AFBKW	Albemarle First Bank (Charlottesville VA) - Warrants (Expire 10/26/2006)
AFC	ALLIED CAP CORP NEW NT 6.875 2047
AFCB	ATHENS BANCSHARES CORP COM
AFCE	AFC ENTERPRISES INC COM
AFCO	Applied Films Corporation - Common Stock
AFE	AMERICAN FINL GROUP INC OHIO SR DB 7.125 34
AFE*	AMERICAN FINL GROUP INC OHIO SR DB 7.125 34
AFF	AMERICAN INTL GROUP INC SUB DEB JR A-4
AFF*	AMERICAN INTL GROUP INC SUB DEB JR A-4
AFFM	AFFIRMATIVE INS HLDGS INC COM
AFFX	AFFYMETRIX INC COM
AFFY	AFFYMAX INC COM
AFG	AMERICAN FINL GROUP INC OHIO COM
AFH	ATLAS FINANCIAL HOLDINGS INC SHS NEW
AFI	AFFINION GROUP HLDGS INC COM
AFK	MARKET VECTORS ETF TR AFRICA ETF
AFK*	Ambac Financial Group Inc. 7.00% Debentures due October 17 2051
AFL	AFLAC INC COM
AFM	AFFILIATED MANAGERS GROUP SR NT 22
AFN	ALESCO FINL INC COM
AFO	SAFETY FIRST TRUST CTF NIKKEI 225
AFOP	ALLIANCE FIBER OPTIC PRODS INC COM NEW
AFOPD	ALLIANCE FIBER OPTIC PRODS INC COM NEW
AFP	UNITED CAPITAL CORP COM
AFQ	AMERICAN FINL GROUP INC OHIO SR NT 50
AFR	American Financial Realty Trust Common Shares
AFSD	AFLAC INC SUB DEB 52
AFSI	AMTRUST FINL SVCS INC COM
AFT	APOLLO SR FLOATING RATE FD INC COM
AFW	AMERICAN FINL GROUP INC OHIO SR NT 42
AG	FIRST MAJESTIC SILVER CORP COM
AGA	DEUTSCHE BK AG LDN BRH PS AGRI DS ETN
AGAM	AGA MED HLDGS INC COM
AGB	SAFETY FIRST TR SER 2006 -1 CTF DJIA&NIK10
AGC	ADVENT CLAY CONV SEC INC FD II COM
AGCO	AGCO CORP COM
AGD	ALPINE GLOBAL DYNAMIC DIVD FD COM
AGE	A.G. Edwards Inc. Common Stock
AGEM	EGA EMERGING GLOBAL SHS TR EGSHARE GEM COMP
AGEN	AGENUS INC COM NEW
AGEND	AGENUS INC COM NEW
AGF	DEUTSCHE BK AG LDN BRH PS AGRI LG ETN
AGG	ISHARES TR CORE TOTUSBD ETF
AGH	
AGI	ALAMOS GOLD INC COM
AGII	ARGO GROUP INTL HLDGS LTD COM
AGIID	Argo Group International Holdings Ltd. - Common Stock

AGIIL	ARGO GROUP US INC SR NT 42
AGIL	Agile Software Corporation - Common Stock
AGIX	AtheroGenics Inc. - Common Stock
AGL	AGL RES INC COM
AGLS	ADVISORSHARES TR ACCUVEST GL LONG
AGM	FEDERAL AGRIC MTG CORP CL C
AGM-A	FEDERAL AGRIC MTG CORP PFD A 5.875%NON
AGM.A	FEDERAL AGRIC MTG CORP CL A
AGMX	AUTOGENOMICS INC COM
AGN	ALLERGAN INC COM
AGN#	Allergan Inc. Common Stock
AGNC	AMERICAN CAPITAL AGENCY CORP COM
AGNCP	AMERICAN CAPITAL AGENCY CORP PFD-A
AGO	ASSURED GUARANTY LTD COM
AGO-B	ASSURED GUARNTY MUNI HLDGS INC QUIBS 6.875%
AGO-E	ASSURED GUARNTY MUNI HLDGS INC NT 6.25% 2102
AGO-F	ASSURED GUARNTY MUNI HLDGS INC NT 5.60% 2103
AGOL	ETFS ASIAN GOLD TR PHYS ASAIN GLD
AGP	AMERIGROUP CORP COM
AGQ	PROSHARES TR II ULTRA SILVER
AGR	AKTIEBOLAGET SVENSK EXPORTKRED ACL RTN RUSS11
AGRG	RUSSELL EXCHANGE TRADED FDS TR AGGRESS GROWTH
AGRO	ADECOAGRO S A COM
AGT	APOLLO GOLD CORP COM
AGU	AGRIUM INC COM
AGV	REALTY FDS INC ADELANTE GRWTH
AGW	Merrill Lynch
AGX	ARGAN INC COM
AGYS	AGILYSYS INC COM
AGZ	ISHARES TR AGENCY BD FD
AH	ACCRETIVE HEALTH INC COM
AHB	SAFETY FIRST TR SER 2008-3 CTF GLO BSKT13
AHB*	MORGAN STANLEY 12% SPARQS ARC
AHC	A H BELO CORP COM CL A
AHC#	A H BELO CORPORATION WI
AHC-	Amerada Hess Corporation 7.00% Mandatory Convertible Preferred Stock Automatically Convertible Equity Securities (ACES)
AHCI	ALLIED HEALTHCARE INTL INC COM
AHD	ATLAS ENERGY LP COM UNITS LP
AHG	Apria Healthcare Group Inc. Common Stock
AHGP	ALLIANCE HOLDINGS GP LP COM UNITS LP
AHH	ARMADA HOFFLER PPTYS INC COM
AHH-A	Accredited Mortgage Loan REIT Trust 9.75% Series A Perpetual Cumulative Preferred Shares $1.00 par value
AHII	ANIMAL HEALTH INTL INC COM
AHL	ASPEN INSURANCE HOLDINGS LTD SHS
AHL-	ASPEN INSURANCE HOLDINGS LTD PFD PRP INC EQ
AHL-*	ASPEN INSURANCE HOLDINGS LTD PFD PRP INC EQ
AHL-A	ASPEN INSURANCE HOLDINGS LTD PFD PER7.401%
AHL-B	ASPEN INSURANCE HOLDINGS LTD PFD
AHL-C	ASPEN INSURANCE HOLDINGS LTD PFD SHS 5.95
AHM	American Home Mortgage Investment Corp. Common Stock
AHM-A	American Home Mortgage Investment Corp. 9.75% Series A Cumulative Redeemable Preferred Stock $0.01 par value
AHM-B	American Home Mortgage Investment Corp. 9.25% Series B Cumulative Redeemable Preferred Stock
AHN	ATC Healthcare Inc
AHO	Koninklijke Ahold NV American Depositary Shares (Each representing one Ordinary Share)
AHO#	KONINKLIJKE AHOLD N V SPON ADR 2007
AHPI	ALLIED HEALTHCARE PRODS INC COM
AHR	ANTHRACITE CAP INC COM
AHR-C	ANTHRACITE CAP INC PFD C 9.375%
AHR-D	ANTHRACITE CAP INC PFD 8.25%

AHS	AMN HEALTHCARE SERVICES INC COM
AHT	ASHFORD HOSPITALITY TR INC COM SHS
AHT-A	ASHFORD HOSPITALITY TR INC PFD A 8.55%
AHT-D	ASHFORD HOSPITALITY TR INC PFD D 8.45%CUM
AHT-E	ASHFORD HOSPITALITY TR INC 9% CUM PFD SER E
AHY	SAFETY FIRST TR SER 2008-4 NT S&P500 13
AHY*	MORGAN STANLEY 10% SPARQS APP
AI	ARLINGTON ASSET INVT CORP CL A NEW
AIA	ISHARES TR S&P ASIA 50 IN
AIB	APOLLO INVT CORP SR NT 42
AIC	Aames Investment Corporation Common Stock $0.01 par value per share
AICX	APPLIED IMAGING CORP
AID	Law Enforcement Associates Corp
AIF	APOLLO TACTICAL INCOME FD INC COM
AIG	AMERICAN INTL GROUP INC COM NEW
AIG+	AMERICAN INTL GROUP INC WT EXP 011921
AIG+#	AMERICAN INTL GROUP INC WT EXP 011921
AIG-A	AMERICAN INTL GROUP INC CORP UNIT
AIH	Ablest Inc
AII	Aldabra 2 Acquisition Corp
AII+	Aldabra 2 Acquisition Corp
AII=	Aldabra 2 Acquisition Corp
AIM	AEROSONIC CORP DEL COM PAR $0.40
AIMC	ALTRA HOLDINGS INC COM
AIN	ALBANY INTL CORP CL A
AINN	Applied Innovation Inc. - Common Stock
AINV	APOLLO INVT CORP COM
AIP	HADERA PAPER LTD SHS
AIPC	AMERICAN ITALIAN PASTA CO CL A
AIQ	ALLIANCE HEALTHCARE SRVCS INC COM PAR $0.01
AIR	AAR CORP COM
AIRI	AIR INDS GROUP INC COM NEW
AIRM	AIR METHODS CORP COM PAR $.06
AIRN	AIRSPAN NETWORKS INC COM
AIRT	AIR T INC COM
AIRV	AIRVANA INC COM
AIS	ANTARES PHARMA INC COM
AIT	APPLIED INDL TECHNOLOGIES INC COM
AIV	APARTMENT INVT & MGMT CO CL A
AIV-G	APARTMENT INVT & MGMT CO PFD G 9.375%
AIV-G*	APARTMENT INVT & MGMT CO PFD G 9.375%
AIV-Q	Apartment Investment and Management Company Class Q Cumulative Preferred Stock
AIV-Q*	Apartment Investment and Management Company Class Q Cumulative Preferred Stock
AIV-R	Apartment Investment and Management Company 10% Class R Cumulative Preferred Stock
AIV-R*	Apartment Investment and Management Company 10% Class R Cumulative Preferred Stock
AIV-T	APARTMENT INVT & MGMT CO PFD T 8%
AIV-T*	APARTMENT INVT & MGMT CO PFD T 8%
AIV-U	APARTMENT INVT & MGMT CO PFD CL U 7.75%
AIV-U*	APARTMENT INVT & MGMT CO PFD CL U 7.75%
AIV-V	APARTMENT INVT & MGMT CO PFD CL V 8%
AIV-V*	APARTMENT INVT & MGMT CO PFD CL V 8%
AIV-Y	APARTMENT INVT & MGMT CO PFD Y 7.875%
AIV-Y*	APARTMENT INVT & MGMT CO PFD Y 7.875%
AIV-Z	APARTMENT INVT & MGMT CO PFD CL Z
AIW	ARLINGTON ASSET INVT CORP SR NT6.625 23
AIX	Access Integrated Technologies Inc
AIXD	Access Integrated Technologies Inc. - Class A Common Stock
AIXG	AIXTRON SE SPONSORED ADR
AIZ	ASSURANT INC COM
AJB	SAFETY FIRST TR SER 2009-1 CTF S&P500 14
AJG	GALLAGHER ARTHUR J & CO COM

AKAM	AKAMAI TECHNOLOGIES INC COM
AKB	REALTY FDS INC ADELANTE KINGS
AKC	Access Pharmaceuticals Inc
AKC+A	ASCENT SOLAR TECHNOLOGIES INC WT A EX 071011
AKE	SAFETY FIRST TRUST CTF GBL INDX
AKF	AMBAC FINL GROUP INC DEB 5.95% 2103
AKG	ASANKO GOLD INC COM
AKH	Air France-KLM American Depositary Shares (Each representing one Ordinary Share nominal value E8.50)
AKH+	Air France-KLM American Depositary Warrants (Each representing one Air France Warrant) (Expiring November 05 2007)
AKHWS	AIR FRANCE KLM WTS
AKL	EKSPORTFINANS ASA ARN S&P500 10
AKN	SAFETY FIRST TR SER 2007 4 CTF US EURO 13
AKNS	AKEENA SOLAR INC DE COM
AKO.A	EMBOTELLADORA ANDINA S A SPON ADR A
AKO.B	EMBOTELLADORA ANDINA S A SPON ADR B
AKP	ALLIANCE CALIF MUN INCOME FD COM
AKR	ACADIA RLTY TR COM SH BEN INT
AKRWD	ACADIA REALTY TRUST
AKRX	AKORN INC COM
AKS	AK STL HLDG CORP COM
AKSY	Aksys Ltd. - Common Stock
AKT	AMBAC FINL GROUP INC DEB 5.875% 03
AKZOY	AKZO NOBEL NV SPONSORED ADR
AL	AIR LEASE CORP CL A
ALA	Alcatel American Depositary Shares (Each representing 1 Ordinary Share of Alcatel)
ALAB	Alabama National BanCorporation - Common Stock
ALAN	ALANCO TECHNOLOGIES INC CL A NO PAR 2010
ALAND	ALANCO TECHNOLOGIES INC CL A NO PAR 2010
ALB	ALBEMARLE CORP COM
ALBY	Community Capital Bancshares Inc. - Common Stock
ALC	ASSISTED LIVING CONCPT NEV NEW CL A NEW
ALC#	ASSISTED LIVING CONCEPTS INC
ALCO	ALICO INC COM
ALCS	ALCO STORES INC COM
ALD	WISDOMTREE TR ASIA LC DBT FD
ALDA	ALDILA INC COM NEW
ALDN	ALADDIN KNOWLEDGE SYS LTD ORD
ALDW	ALON USA PARTNERS LP UT LTDPART INT
ALE	ALLETE INC COM NEW
ALEX	ALEXANDER & BALDWIN INC NEW COM
ALEX#	ALEXANDER & BALDWIN INC NEW COM
ALF	ALABAMA PWR CO NT SR AA 5.625
ALF*	ALABAMA PWR CO NT SR AA 5.625
ALFA	ETF SER SOLUTIONS ALPCLONE ALTER
ALFC	Atlantic Liberty Financial Corporation - Common Stock
ALG	ALAMO GROUP INC COM
ALGI	AMERICAN LOCKER GROUP COM
ALGN	ALIGN TECHNOLOGY INC COM
ALGT	ALLEGIANT TRAVEL CO COM
ALIM	ALIMERA SCIENCES INC COM
ALJ	ALON USA ENERGY INC COM
ALK	ALASKA AIR GROUP INC COM
ALKS	ALKERMES PLC SHS
ALL	ALLSTATE CORP COM
ALL-A	ALLSTATE CORP DEP SHS PFD A
ALL-B	ALLSTATE CORP SUB DEB 53
ALLB	ALLIANCE BANCORP INC PA NEW COM
ALLBD	ALLIANCE BANCORP INC PA NEW COM
ALLEP	National City Corporation - Allegiant Capital Trust II - 9.00% Cumulative Trust Preferred Securities
ALLI	ALLION HEALTHCARE INC COM

ALLT	ALLOT COMMUNICATIONS LTD SHS
ALLY-A	GMAC CAP TR I GTD TR PFD-2
ALLY-B	ALLY FINL INC PERP PFD-A FLT
ALM	ALABAMA PWR CO 5.875 07B NT
ALM*	ALABAMA PWR CO 5.875 07B NT
ALN	AMERICAN LORAIN CORP COM
ALNC	ALLIANCE FINANCIAL CORP NY COM
ALNY	ALNYLAM PHARMACEUTICALS INC COM
ALO	BANK AMER CORP ACCL S&P500 11
ALOG	ANALOGIC CORP COM PAR $0.05
ALOT	ASTRO-MED INC NEW COM
ALOY	ALLOY INC NEW COM
ALOYD	Alloy Inc. - Common Stock
ALP-N	ALABAMA PWR CO PFD CL A 5.2%
ALP-O	ALABAMA PWR CO PFD CL A 5.83%
ALP-P	ALABAMA PWR CO PFD A 5.30%
ALQ	ALABAMA PWR CO SR NOTE SER GG
ALQ*	ALABAMA PWR CO SR NOTE SER GG
ALR	ALERE INC COM
ALR-B	ALERE INC PERP PFD CONV SE
ALRN	AMERICAN LEARNING CORP NEW YOR COM
ALSC	Alliance Semiconductor Corporation Common Stock
ALSE	ALSERES PHARMACEUTICALS INC COM
ALSK	ALASKA COMMUNICATIONS SYS GRP COM
ALSN	ALLISON TRANSMISSION HLDGS INC COM
ALT	ISHARES DIVERSIFIED ALTR TR SH BEN INT
ALTE	ALTERRA CAPITAL HOLDINGS LIMIT COM
ALTH	ALLOS THERAPEUTICS INC COM
ALTI	ALTAIR NANOTECHNOLOGIES INC COM PAR $0.001
ALTID	ALTAIR NANOTECHNOLOGIES INC COM NEW
ALTL	ROYAL BK OF SCOTLAND PLC LCAP ALT EXC ETN
ALTR	ALTERA CORP COM
ALTU	ALTUS PHARMACEUTICALS INC COM
ALTV	ALTEVA COM
ALU	ALCATEL-LUCENT SPONSORED ADR
ALUM	GLOBAL X FDS GLB X ALUMINUM
ALUS	ALSIUS CORPORATION COM
ALUSU	Alsius Corporation - Unit consisting of 1 Common and 2 Warrants
ALUSW	Alsius Corporation - Warrant 08/03/2009
ALV	AUTOLIV INC COM
ALV-Z	AUTOLIV INC CORP UNIT
ALVR	ALVARION LTD SHS NEW
ALX	ALEXANDERS INC COM
ALXA	ALEXZA PHARMACEUTICALS INC COM NEW
ALXN	ALEXION PHARMACEUTICALS INC COM
ALY	ALLIS CHALMERS ENERGY INC COM PAR $.01NW
ALZ	ALABAMA PWR CO NT SR 11 2046
ALZ*	ALABAMA PWR CO NT SR 11 2046
AM	AMERICAN GREETINGS CORP CL A
AMA	Morgan Stanley
AMA*	MORGAN STANLEY SPARQS ARCH 08
AMAB	AmericasBank Corp. - Common Stock
AMAC	AMERICAN MED ALERT CORP COM
AMAG	AMAG PHARMACEUTICALS INC COM
AMAP	AUTONAVI HLDGS LTD SPONSORED ADR
AMAT	APPLIED MATLS INC COM
AMB	AMB PROPERTY CORP COM
AMB-L	AMB PROPERTY CORP PFD SER L 6.5%
AMB-M	AMB PROPERTY CORP PFD M 6.75%
AMB-O	AMB PROPERTY CORP PFD 7.0% SER 0
AMB-P	AMB PROPERTY CORP PFD P 6.85%

AMBA	AMBARELLA INC SHS
AMBC	AMBAC FINL GROUP INC COM NEW
AMBCW	AMBAC FINL GROUP INC WT EXP 043023
AMBI	AMBIT BIOSCIENCES CORP COM
AMBK	AMERICAN BANK INC PA COM
AMBO	AMBOW ED HLDG LTD ADR REPSTG CL A
AMBT	AMBIENT CORP COM NEW
AMC	American Mortgage Acceptance
AMC-A	American Mortgage Acceptance
AMCA	Amedica Corporation - Common Stock
AMCC	APPLIED MICRO CIRCUITS CORP COM NEW
AMCCD	Applied Micro Circuits Corporation - Common Stock
AMCE	AMERICAN CLAIMS EVALUATION INC COM
AMCF	ANDATEE CHINA MARINE FUEL SVCS COM
AMCN	AIRMEDIA GROUP INC SPONSORED ADR
AMCP	AmCOMP Incorporated - common stock
AMCR	Amcor Limited - American Depositary Shares
AMCRP	Amcor Limited - 7 1/4% Perpetual Redeemable Income Debt Exchangeable for Stock (PRIDES)
AMCS	AMICAS INC COM
AMCX	AMC NETWORKS INC CL A
AMCXV	AMC NETWORKS INC CL A
AMD	ADVANCED MICRO DEVICES INC COM
AME	AMETEK INC NEW COM
AMED	AMEDISYS INC COM
AMEN	AMEN PPTYS INC COM PAR $.1.00
AMF	ACM Managed Income Fund Inc. Common Stock
AMFI	AMCORE FINL INC COM
AMG	AFFILIATED MANAGERS GROUP COM
AMGI	American Mold Guard Inc. - common stock
AMGIU	American Mold Guard Inc. - Unit
AMGIW	American Mold Guard Inc. - Class A Warrant
AMGIZ	American Mold Guard Inc. - Class B Warrant
AMGN	AMGEN INC COM
AMH	AmerUs Group Co. Common Stock
AMH-	AmerUs Group Co. 7.25% Series A Non-Cumulative Perpetual Preferred Stock
AMH-*	AmerUs Group Co. 7.25% Series A Non-Cumulative Perpetual Preferred Stock
AMH-A	AmerUs Group Co. Income Prides
AMHC	AMERICAN CAP HLDGS INC FLA COM
AMIC	AMERICAN INDEPENDENCE CORP COM NEW
AMID	AMERICAN MIDSTREAM PARTNERS LP COM UNITS
AMIE	AMBASSADORS INTL INC COM NEW
AMIED	AMBASSADORS INTL INC COM NEW
AMIN	AMERICAN INTL INDUSTRIES COM PAR $
AMIS	AMIS Holdings Inc. - common stock
AMJ	JPMORGAN CHASE & CO ALERIAN ML ETN
AMK	MORGAN STANLEY BARR NT S&P 09
AMKR	AMKOR TECHNOLOGY INC COM
AML	Amli Residential Properties Trust Shares of Beneficial Interest
AMLN	AMYLIN PHARMACEUTICALS INC COM
AMLP	ALPS ETF TR ALERIAN MLP
AMM	SAFETY FIRST TR SER 2008-2 NT S&P500 13
AMMD	AMERICAN MED SYS HLDGS INC COM
AMN	AMERON INTL INC COM
AMNB	AMERICAN NATL BANKSHARES INC COM
AMO	MERRILL LYNCH & CO INC ACC RTN MSCI 10
AMOT	ALLIED MOTION TECHNOLOGIES INC COM
AMOV	AMERICA MOVIL SAB DE CV SPON ADR A SHS
AMP	AMERIPRISE FINL INC COM
AMP-A	AMERIPRISE FINL INC NT SR 7.75% 2039
AMPE	AMPIO PHARMACEUTICALS INC COM
AMPH	AMERICAN PHYSICIANS SVC GROUP COM

AMPL	AMPAL AMERN ISRAEL CORP CL A NEW
AMPLP	Ampal-American Israel Corporation - 6.5% Cumulative Convertible Preferred Stock
AMPS	ISHARES TR UTILITIES SECT
AMPX	Ampex Corporation - Class A Common Stock
AMR	AMR CORP DEL COM
AMRB	AMERICAN RIVER BANKSHARES COM
AMRC	AMERESCO INC CL A
AMRE	AMREIT INC NEW CL B
AMRI	ALBANY MOLECULAR RESH INC COM
AMRN	AMARIN CORP PLC SPONS ADR NEW
AMRND	Amarin Corporation PLC - American Depositary Shares
AMRS	AMYRIS INC COM
AMS	AMERICAN SHARED HOSPITAL SVCS COM
AMSC	AMERICAN SUPERCONDUCTOR CORP COM
AMSF	AMERISAFE INC COM
AMSG	AMSURG CORP COM
AMSWA	AMERICAN SOFTWARE INC CL A
AMT	AMERICAN TOWER CORP NEW COM
AMTC	AMERITRANS CAP CORP COM
AMTCP	AMERITRANS CAP CORP PFD PRT 9.375%
AMTCW	Ameritrans Capital Corporation - Warrants
AMTD	TD AMERITRADE HLDG CORP COM
AMTG	APOLLO RESIDENTIAL MTG INC COM
AMTG-A	APOLLO RESIDENTIAL MTG INC PERP PFD SER A %
AMTY	AMERITYRE CORP COM
AMU	UBS AG LONDON BRH ETRAC ALER MLP
AMV	ALTERNATIVE ASSET MGMT ACQU CP COM
AMV+	ALTERNATIVE ASSET MGMT ACQU CP WT EXP 080112
AMV=	ALTERNATIVE ASSET MGMT ACQU CP UNTI EX 070112
AMW	American Water Star Inc
AMWD	AMERICAN WOODMARK CORP COM
AMX	AMERICA MOVIL SAB DE CV SPON ADR L SHS
AMY	AKTIEBOLAGET SVENSK EXPORTKRED RTN S&P500 11
AMZN	AMAZON COM INC COM
AN	AUTONATION INC COM
AN$	AutoNation Inc. Common Stock
ANAC	ANACOR PHARMACEUTICALS INC COM
ANAD	ANADIGICS INC COM
ANAT	AMERICAN NATL INS CO COM
ANB-B	Abbey National plc American Depositary Shares (Each representing one Series B Dollar Preference Share)
ANB-B*	Abbey National plc American Depositary Shares (Each representing one Series B Dollar Preference Share)
ANB-C	Abbey National plc Global Depositary Shares (each representing one 7.375% Tier One Perpetual Subordinated Debt Securities)
ANB-C*	Abbey National plc Global Depositary Shares (each representing one 7.375% Tier One Perpetual Subordinated Debt Securities)
ANCB	ANCHOR BANCORP WA COM
ANCC	AirNet Communications Corporation - Common Stock
ANCI	AMERICAN CARESOURCE HLDGS INC COM NEW
ANCX	ACCESS NATL CORP COM
AND	GLOBAL X FDS ANDEAN 40 ETF
ANDA	ANDINA ACQUISITION CORP COM
ANDAU	ANDINA ACQUISITION CORP UNIT EX 031616
ANDAW	ANDINA ACQUISITION CORP WT EXP 031616
ANDE	ANDERSONS INC COM
ANDS	ANADYS PHARMACEUTICALS INC COM
ANDW	Andrew Corporation - Common Stock
ANE	American Community Newspapers Inc
ANE+	American Community Newspapers Inc
ANE=	American Community Newspapers Inc
ANEN	ANAREN INC COM
ANET	Authorize.Net Holdings Inc. - Common Stock

ANF	ABERCROMBIE & FITCH CO CL A
ANFI	AMIRA NATURE FOODS LTD SHS
ANG	MORGAN STANLEY BARR S&P500 10
ANGI	ANGIES LIST INC COM
ANGL	MARKET VECTORS ETF TR FALLN ANGL USD
ANGN	ANGEION CORP COM
ANGO	ANGIODYNAMICS INC COM
ANH	ANWORTH MORTGAGE ASSET CP COM
ANH-A	ANWORTH MORTGAGE ASSET CP PFD A 8.625%
ANH-B	ANWORTH MORTGAGE ASSET CP PFD B 6.25%
ANI	AKTIEBOLAGET SVENSK EXPORTKRED ACC RTN ENERGY11
ANIK	ANIKA THERAPEUTICS INC COM
ANJ	AMERICAN INTL GROUP INC ACC MSCI INX09
ANK	Atlantic Tele-Network Inc
ANL	AMERICAN LD LEASE INC COM
ANL-A	AMERICAN LAND LEASE INC. 7.75% SER A CUMULATIVE RDMBL PFD $0.01 PAR VAL
ANLT	Analytical Surveys Inc. - Common Stock
ANLY	ANALYSTS INTL CORP COM NEW
ANLYD	ANALYSTS INTL CORP COM NEW
ANM	Merrill Lynch
ANN	ANN INC COM
ANNB	ANNAPOLIS BANCORP INC COM
ANO	ANOORAQ RES CORP COM
ANOR	AnorMED Inc - Common Shares
ANPI	ANGIOTECH PHARMACEUTICALS INC COM
ANR	ALPHA NATURAL RESOURCES INC COM
ANS	AirNet Systems Inc
ANSL	Ansell Limited - American Depositary Shares
ANSR	Hackett Group Inc.(The) - Common Stock
ANSS	ANSYS INC COM
ANST	Ansoft Corporation - Common Stock
ANSV	ANESIVA INC COM COM
ANSW	ANSWERS CORP COM
ANT	Anteon International Corporation Common Stock
ANTF	ANTE4 INC COM
ANTH	ANTHERA PHARMACEUTICALS INC COM
ANTP	PHAZAR CORP COM
ANV	ALLIED NEVADA GOLD CORP COM
ANW	AEGEAN MARINE PETROLEUM NETWRK SHS
ANX	ADVENTRX PHARMACEUTICALS INC COM NEW
ANY	Morgan Stanley
ANZ	Australia and New Zealand Banking Group Limited American Depositary Shares (Each representing five Ordinary Shares)
AO-A	AMERCO PFD SER A
AO-A*	AMERCO PFD SER A
AOA	ISHARES TR S&P AGGR ALL
AOB	AMERICAN ORIENTAL BIOENGR INC COM NEW
AOC	AON CORP COM
AOD	ALPINE TOTAL DYNAMIC DIVID FD COM SBI
AOF	MORGAN STANLEY BARR NT S&P 10
AOG	Aurora Oil & Gas Corporation
AOI	ALLIANCE ONE INTL INC COM
AOK	ISHARES TR S&P CONSR ALL
AOL	AOL INC COM
AOL#	AOL INC COM
AOM	ISHARES TR S&P MODERATE
AON	AON PLC SHS CL A
AON#	AON CORP COM
AONE	A123 SYS INC COM
AOR	ISHARES TR S&P GRWTH ALL
AOS	SMITH A O COM

AOSL	ALPHA & OMEGA SEMICONDUCTOR LT SHS
AP	AMPCO-PITTSBURGH CORP COM
APA	APACHE CORP COM
APA-D	APACHE CORP PFD CONV SER D
APAB	APPALACHIAN BANCSHARES INC COM
APAC	APAC CUSTOMER SERVICES INC COM
APAGF	APCO OIL & GAS INTERNATIONAL I SHS
APAM	ARTISAN PARTNERS ASSET MGMT IN CL A
APAT	APA Enterprises Inc. - Common Stock
APB	ASIA PAC FD INC COM
APC	ANADARKO PETE CORP COM
APC#	Anadarko Petroleum Corporation Common Stock
APCC	ASIA PACIFIC ENERGY INC COM
APCFY	Atlas South Sea Pearl Limited - American Depositary Shares
APCS	Alamosa Holdings Inc. Common Stock
APCVZ	FRESENIUS KABI PHARMACEUTHLDG RT
APD	AIR PRODS & CHEMS INC COM
APE	Morgan Stanley
APE*	MORGAN STANLEY SPARQ 10%AAPL7
APEI	AMERICAN PUBLIC EDUCATION INC COM
APF	MORGAN STANLEY ASIA PAC FD INC COM
APFC	AMERICAN PAC CORP COM
APFWD	MORGAN STANLEY ASIA
APH	AMPHENOL CORP NEW CL A
APHT	APHTON CORPORATION
API	ADVANCED PHOTONIX INC CL A
APII	ACTION PRODS INTL INC COM
APK	MORGAN STANLEY HITS APPLE CO
APKT	ACME PACKET INC COM
APL	ATLAS PIPELINE PARTNERS LP UNIT L P INT
APLX	Applix Inc. - Common Stock
APN	Applica Incorporated Common Stock
APO	APOLLO GLOBAL MGMT LLC CL A SHS
APOG	APOGEE ENTERPRISES INC COM
APOL	APOLLO GROUP INC CL A
APP	AMERICAN APPAREL INC COM
APP+	American Apparel Inc
APP=	American Apparel Inc
APPA	AP PHARMA INC COM NEW
APPAD	A.P. Pharma Inc. - Common Stock
APPB	Applebee's International Inc. - Common Stock
APPX	APP Pharmaceuticals - Common stock
APPY	VENAXIS INC COM
APPYD	ASPENBIO PHARMA INC COM NEW
APRI	APRICUS BIOSCIENCES INC COM
APRO	America First Apartment Investors Inc. - Common Stock
APSA	ALTO PALERMO S A SPONSORED ADR
APSG	APPLIED SIGNAL TECHNOLOGY INC COM
APT	ALPHA PRO TECH LTD COM
APTI	Advanced Power Technology Inc. - Common Stock
APTM	Aptimus Inc - Common Stock
APTS	PREFERRED APT CMNTYS INC COM
APU	AMERIGAS PARTNERS L P UNIT L P INT
APWC	ASIA PACIFIC WIRE & CABLE CORP ORD
APWR	A POWER ENERGY GENERAT SYS LTD COM
APWRU	A-Power Energy Generation Systems Ltd. - Unit 8/3/2009
APWRW	A-Power Energy Generation Systems Ltd. - Warrant 03/31/2008. There is a 3 day broker protect. To be deleted at the c/o/b on 3/31/08.
APX	BLACKROCK APEX MUN FD INC COM
APY	ASPYRA INC COM
AQ	ACQUITY GROUP LTD SPONSORED ADR

AQA	AquaCell Technologies Inc
AQD	AKTIEBOLAGET SVENSK EXPORTKRED NT S&P 500 10
AQNT	aQuantive Inc. - Common Stock
AQQ	AMERICAN SPECTRUM REALTY INC COM NEW
AQQQ	MERRILL LYNCH&CO INC PFD
AQR	Acquicor Technology Inc
AQR+	Acquicor Technology Inc
AQR=	Acquicor Technology Inc
AQS	MERRILL LYNCH & CO INC NT S&P500 10
AQU	AQUASITION CORP COM
AQUUU	AQUASITION CORP UNIT EX 000017
AQUUW	AQUASITION CORP WT EXP 000017
ARA	ARACRUZ CELULOSE S A SPON ADR PFD B
ARAY	ACCURAY INC COM
ARB	ARBITRON INC COM
ARBA	ARIBA INC COM NEW
ARBR	ARBORGEN INC COM
ARBX	ARBINET CORP COM NEW
ARBXD	ARBINET CORP COM NEW
ARC	ARC DOCUMENT SOLUTIONS INC COM
ARC-A	Affordable Residential Communities Inc. 8.25% Series A Cumulative Redeemable Preferred Stock $0.01 par value
ARCAF	Arcadis NV - New York Registry Shares
ARCC	ARES CAP CORP COM
ARCCR	Ares Capital Corporation - Transferable Rights to Common Stock
ARCI	APPLIANCE RECYCLING CTRS AMER COM NEW
ARCL	ARCHIPELAGO LEARNING INC COM
ARCO	ARCOS DORADOS HOLDINGS INC SHS CLASS -A -
ARCP	AMERICAN RLTY CAP PPTYS INC COM
ARCT	AMERICAN RLTY CAP TR INC COM
ARCW	ARC GROUP WORLDWIDE INC COM
ARCWD	ARC GROUP WORLDWIDE INC COM
ARD	ARENA RESOURCES INC COM
ARD#	Arena Resources Inc. Common Stock
ARDC	ARES DYNAMIC CR ALLOCATION FD COM
ARDI	@Road Inc. - Common Stock
ARDM	ARADIGM CORP COM NEW
ARDMD	Aradigm Corporation New Common Stock
ARDNA	ARDEN GROUP INC CL A
ARE	ALEXANDRIA REAL ESTATE EQ INC COM
ARE-B	Alexandria Real Estate Equities Inc. 9.10% Series B Cumulative Redeemable Preferred Stock
ARE-B*	Alexandria Real Estate Equities Inc. 9.10% Series B Cumulative Redeemable Preferred Stock
ARE-C	ALEXANDRIA REAL ESTATE EQ INC PFD C 8.375%
ARE-C*	ALEXANDRIA REAL ESTATE EQ INC PFD C 8.375%
ARE-E	ALEXANDRIA REAL ESTATE EQ INC PFD SER E
AREX	APPROACH RESOURCES INC COM
ARG	AIRGAS INC COM
ARGN	AMERIGON INC COM
ARGS	ARGOS THERAPEUTICS INC COM
ARGT	GLOBAL X FDS GBX X FTSEAR NEW
ARH-A	ARCH CAP GROUP LTD PFD SER A
ARH-A*	ARCH CAP GROUP LTD PFD SER A
ARH-B	ARCH CAP GROUP LTD PFD SER B
ARH-B*	ARCH CAP GROUP LTD PFD SER B
ARH-C	ARCH CAP GROUP LTD PFD-C 6.75%
ARI	APOLLO COML REAL EST FIN INC COM
ARI-A	APOLLO COML REAL EST FIN INC CUM REDEEMABLE P
ARIA	ARIAD PHARMACEUTICALS INC COM
ARII	AMERICAN RAILCAR INDS INC COM
ARJ	ARCH CHEMICALS INC COM
ARK	BLACKROCK SR HIGH INCOME FD COM
ARKR	ARK RESTAURANTS CORP COM

ARL	AMERICAN RLTY INVS INC COM
ARLC	Arel Communications & Software Ltd. - Ordinary Shares
ARLP	ALLIANCE RES PARTNER L P UT LTD PART
ARM	ARVINMERITOR INC COM
ARMH	ARM HLDGS PLC SPONSORED ADR
ARMHY	ARM Holdings plc - American Depositary Shares
ARN	ARES CAP CORP SR NT
ARNA	ARENA PHARMACEUTICALS INC COM
ARNQ	Merrill Lynch & Co. Inc. - ARN Linked to the Nasdaq-100 Index
ARO	AEROPOSTALE COM
AROW	ARROW FINL CORP COM
ARP	ATLAS RESOURCE PARTNERS LP COM UNT LTD PR
ARP#	ATLAS RESOURCE PARTNERS LP COM UNT LTD PR
ARPI	AMERICAN RESIDENTIAL PPTYS INC COM
ARQL	ARQULE INC COM
ARQQ	Merrill Lynch & Co. Inc. - Accelerated Return Note Linked to the NASDAQ 100 Index
ARR	ARMOUR RESIDENTIAL REIT INC COM
ARR+	ARMOUR RESIDENTIAL REIT INC WT EXP 110713
ARR-A	ARMOUR RESIDENTIAL REIT INC PFD A 8.25%
ARR-B	ARMOUR RESIDENTIAL REIT INC PFD SER B 7.875%
ARRB	Merrill Lynch & Co. Inc. - ARN Linked to the Russell 2000 Index
ARRO	Arrow International Inc. - Common Stock
ARRQ	Merrill Lynch & Co. Inc. - Accelerated Return Notes Linked to the Nasdaq 100 Index due October 2007
ARRS	ARRIS GROUP INC NEW COM
ARRY	ARRAY BIOPHARMA INC COM
ARS	ALERIS CORP COM
ARSD	ARABIAN AMERN DEV CO COM
ARST	ARCSIGHT INC COM
ART	ARTIO GLOBAL INVS INC COM CL A
ARTC	ARTHROCARE CORP COM
ARTE	Artes Medical Inc. - Common Stock
ARTG	ART TECHNOLOGY GROUP INC COM
ARTL	ARISTOTLE CORP COM NEW
ARTLP	ARISTOTLE CORP PFD SER I
ARTNA	ARTESIAN RESOURCES CORP CL A
ARTW	ARTS WAY MFG INC COM
ARTX	AROTECH CORP COM NEW
ARTXD	Arotech Corporation - Common Stock
ARU	ARES CAP CORP SR NT 22
ARUN	ARUBA NETWORKS INC COM
ARW	ARROW ELECTRS INC COM
ARWR	ARROWHEAD RESH CORP COM NEW
ARWRD	ARROWHEAD RESH CORP COM NEW
ARX	AEROFLEX HLDG CORP COM
ARXT	Adams Respiratory Therapeutics Inc. - commom stock
ARXX	Aeroflex Incorporated - Common Stock
ARY	ARES CAP CORP SR NT 7.75%40
ARYX	ARYX THERAPEUTICS INC COM
ASA	ASA GOLD AND PRECIOUS MTLS LMT SHS
ASA$	ASA Limited Common Shares $1.00 Par Value Per Share
ASB	ADVANSOURCE BIOMATERIALS CORP COM
ASBB	ASB BANCORP INC N C COM
ASBC	ASSOCIATED BANC CORP COM
ASBCW	ASSOCIATED BANC CORP WT EXP 112118
ASBI	AMERIANA BANCORP COM
ASCA	AMERISTAR CASINOS INC COM
ASCMA	ASCENT CAP GROUP INC COM SER A
ASCMV	ASCENT MEDIA CORP COM SER A
ASD	American Standard Companies Inc. Common Stock
ASD#	American Standard Companies Inc. Common Stock
ASDR	ALPS ETF TR VELOSH EMASIA

ASE	MORGAN STANLEY SPARQS
ASE*	Morgan Stanley
ASEA	GLOBAL X FDS GLB X ASEAN 40
ASEI	AMERICAN SCIENCE & ENGR INC COM
ASF	ADMINISTAFF INC COM
ASFI	ASTA FDG INC COM
ASFN	ATLANTIC SOUTHERN FINL GRP INC COM
ASG	LIBERTY ALL-STAR GROWTH FD INC COM
ASGN	ON ASSIGNMENT INC COM
ASGR	AMERICA SVC GROUP INC COM
ASGRE	America Service Group Inc. - Common Stock
ASH	ASHLAND INC NEW COM
ASHW	Ashworth Inc. - Common Stock
ASI	AMERICAN SAFETY INS HLDGS LTD ORD
ASIA	ASIAINFO-LINKAGE INC COM
ASM	AVINO SILVER & GOLD MINES LTD COM
ASMI	ASM INTL N V NY REGISTER SH
ASML	ASML HOLDING N V N Y REGISTRY SHS
ASMLD	ASML Holding N.V. - New York Registry Shares
ASN	Archstone-Smith Trust Common Shares of Beneficial Interest
ASNA	ASCENA RETAIL GROUP INC COM
ASO	AIRSHARES EU CARBON ALLOW FD UNITS BEN INT
ASP	AMERICAN STRATEGIC INCM PTFL COM
ASPM	ASPECT MED SYS INC COM
ASPS	ALTISOURCE PORTFOLIO SOLNS SA REG SHS
ASPSV	ALTISOURCE PORTFOLIO SOLNS SA COM
ASPV	Aspreva Pharmaceuticals Corporation - Common Stock
ASR	GRUPO AEROPORTUARIO DEL SUREST SPON ADR SER B
ASRV	AMERISERV FINL INC COM
ASRVP	AMERISERV FINL CAP TR I PFD A GTD 8.45
ASTC	ASTROTECH CORP COM
ASTE	ASTEC INDS INC COM
ASTI	ASCENT SOLAR TECHNOLOGIES INC COM
ASTIU	Ascent Solar Technologies Inc. - unit
ASTIW	Ascent Solar Technologies Inc. - Class A Warrants
ASTIZ	ASCENT SOLAR TECHNOLOGIES INC WT B EX 071011
ASTM	AASTROM BIOSCIENCES INC COM NEW
ASTMD	AASTROM BIOSCIENCES INC COM NEW
ASTSF	ASE Test Limited - Ordinary Shares
ASTT	ASAT Holdings Limited - American Depositary Shares
ASTTD	ASAT Holdings Limited - American Depositary Shares
ASTX	ASTEX PHARMACEUTICALS INC COM
ASUR	ASURE SOFTWARE INC COM
ASURD	ASURE SOFTWARE INC COM
ASVI	A.S.V. Inc. - Common Stock
ASX	ADVANCED SEMICONDUCTOR ENGR SPONSORED ADR
ASY	Elecsys Corp
ASYS	AMTECH SYS INC COM PAR $0.01N
ASYT	Asyst Technologies Inc. - Common Stock
AT	ATLANTIC PWR CORP COM NEW
AT#	Alltel Corporation Common Stock
AT-	Alltel Corporation $2.06 No Par Cumulative Convertible Preferred Stock Series C
ATA	SAFETY FIRST TR SER 2008-1 CTF USEUROJP14
ATAC	ATC TECHNOLOGY CORP COM
ATAI	ATA INC SPONS ADR
ATAR	AVATAR VENTURES CORP COM
ATARD	Atari Inc. - Common Stock
ATAX	AMERICA FIRST TAX EX IVS L P BEN UNIT CTF
ATAXZ	America First Tax Exempt Investors L.P. - Beneficial Unit Certificates (BUCs) representing Limited Partnership Interests
ATB	ARLINGTON TANKERS LTD COM

ATBC	ATLANTIC BANCGROUP INC COM
ATC	ATC VENTURE GROUP INC COM
ATCO	AMERICAN TECHNOLOGY CORP COM NEW
ATE	ADVANTEST CORP SPON ADR NEW
ATEA	ASTEA INTL INC COM NEW
ATEC	ALPHATEC HOLDINGS INC COM
ATF	Equity Income Fund First Exchange Series
ATG	AGL RESOURCES INC.
ATG-	AGL Capital Trust II 8% Trust Preferred Securites due May 15 2041
ATG-*	AGL Capital Trust II 8% Trust Preferred Securites due May 15 2041
ATGN	ALTIGEN COMMUNICATIONS INC COM
ATHN	ATHENAHEALTH INC COM
ATHR	ATHEROS COMMUNICATIONS INC COM
ATHX	ATHERSYS INC COM
ATI	ALLEGHENY TECHNOLOGIES INC COM
ATK	ALLIANT TECHSYSTEMS INC COM
ATL	ATLATSA RES CORP COM
ATLC	ATLANTICUS HLDGS CORP COM
ATLO	AMES NATL CORP COM
ATLRS	Atlantic Realty Trust - Shares of Beneficial Interest
ATLS	ATLAS ENERGY LP COM UNITS LP
ATLS#	ATLAS ENERGY LP EX DISTRIB WI
ATM.A	Merrill Lynch
ATMI	ATMI INC COM
ATML	ATMEL CORP COM
ATMP	BARCLAYS BK PLC ETN+ SEL MLP
ATN	ATLAS ENERGY RESOURCES LLC COM
ATNI	ATLANTIC TELE NETWORK INC COM NEW
ATNY	API TECHNOLOGIES CORP COM NEW
ATO	ATMOS ENERGY CORP COM
ATOS	ATOSSA GENETICS INC COM
ATPG	ATP OIL & GAS CORP COM
ATPL	Atlantis Plastics Inc. - Class A Common Stock
ATR	APTARGROUP INC COM
ATR#	AptarGroup Inc. Common Stock
ATRC	ATRICURE INC COM
ATRI	ATRION CORP COM
ATRM	AETRIUM INC COM
ATRN	ATRINSIC INC COM NEW
ATRND	ATRINSIC INC COM NEW
ATRO	ASTRONICS CORP COM
ATRS	ANTARES PHARMA INC COM
ATS	APT Satellite Holdings Limited American Depositary Shares (Each representing eight shares of Common Stock)
ATSC	ATS CORP COM
ATSG	AIR TRANSPORT SERVICES GRP INC COM
ATSI	ATS MED INC COM
ATSN	Artesyn Technologies Inc. - Common Stock
ATT	AT&T INC SR NT 6.375
ATT*	AT&T INC SR NT 6.375
ATTU	ATTUNITY LTD SHS NEW
ATU	ACTUANT CORP CL A NEW
ATU#	Actuant Corporation Class A Common Stock
ATV	ACORN INTL INC SPON ADR
ATVI	ACTIVISION BLIZZARD INC COM
ATVID	ACTIVISION BLIZZARD INC COM
ATW	ATWOOD OCEANICS INC COM
ATW#	Atwood Oceanics Inc. Common Stock
ATX	CROSS A T CO CL A
ATY	REALTY FDS INC ADELANTE YD PL
ATYT	ATI Technologies Inc. - Common Stock
AU	ANGLOGOLD ASHANTI LTD SPONSORED ADR

AU-A	ANGLOGOLD ASHANTI HLDGS FIN PL MAND BD CV 13
AUBN	AUBURN NATL BANCORP COM
AUD	PIMCO ETF TR AUSTRALIA BD
AUDC	AUDIOCODES LTD ORD
AUGT	AUGME TECHNOLOGIES INC COM
AULT	AULT INC
AUMN	GOLDEN MINERALS CO COM
AUNZ	WISDOMTREE TRUST AUST NEW ZEAL DB
AUO	AU OPTRONICS CORP SPONSORED ADR
AUQ	AURICO GOLD INC COM
AURX	AUDEO ONCOLOGY INC COM
AUS	NETS Trust
AUSA	ACCESS PLANS USA INC COM
AUSE	WISDOMTREE TRUST AUSTRALIA DIV FD
AUTC	AUTOCHINA INTERNATIONAL LIMITE SHS
AUTCU	AUTOCHINA INTERNATIONAL LIMITE UNITS
AUTCW	AUTOCHINA INTERNATIONAL LIMITE WT EXP 022713
AUTH	AUTHENTEC INC COM
AUXL	AUXILIUM PHARMACEUTICALS INC COM
AUY	YAMANA GOLD INC COM
AUY#	Yamana Gold Inc. Common Shares
AU^	AngloGold Ashanti Limited American Depositary Rights (Expiring June 23 2008)
AU^#	ANGLOGOLD ASHANTI LIMITED
AV	AVIVA PLC ADR
AVA	AVISTA CORP COM
AVAN	Avant Immunotherapeutics Inc. - Common Stock
AVAND	Avant Immunotherapeutics Inc. - Common Stock
AVAV	AEROVIRONMENT INC COM
AVB	AVALONBAY CMNTYS INC COM
AVB-H	AvalonBay Communities Inc. 8.70% Series H Cumulative Redeemable Preferred Stock $0.01 par value
AVB-H*	AvalonBay Communities Inc. 8.70% Series H Cumulative Redeemable Preferred Stock $0.01 par value
AVCA	ADVOCAT INC COM
AVCI	Avici Systems Inc. - Common Stock
AVCT	AVOCENT CORP COM
AVD	AMERICAN VANGUARD CORP COM
AVD#	American Vanguard Corporation Common Stock $.10 par value
AVEO	AVEO PHARMACEUTICALS INC COM
AVF	AMERICAN INTL GROUP INC SUB DEB7.70% A
AVF*	AMERICAN INTL GROUP INC SUB DEB7.70% A
AVG	AVG TECHNOLOGIES N V SHS
AVGN	AVIGEN INC COM
AVGO	AVAGO TECHNOLOGIES LTD SHS
AVHI	AV HOMES INC COM
AVID	AVID TECHNOLOGY INC COM
AVII	AVI BIOPHARMA INC COM
AVIV	AVIV REIT INC MD COM
AVK	ADVENT CLAYMORE CV SECS & INC COM
AVL	AVALON RARE METALS INC COM
AVM	Advanced Magnetics Inc
AVN	MERRILL LYNCH & CO INC 12% STRDS APPL
AVN.R	AVANIR Pharmaceuticals
AVNC	Advancis Pharmaceutical Corporation - Common Stock
AVNR	AVANIR PHARMACEUTICALS INC CL A NEW
AVNW	AVIAT NETWORKS INC COM
AVNX	AVANEX CORP COM NEW
AVNXD	AVANEX CORP COM NEW
AVO	AVEON GROUP LP COM UNIT LTD
AVP	AVON PRODS INC COM
AVR	AVENTINE RENEWABLE ENERGY COM
AVRX	AVALON PHARMACEUTICALS INC COM
AVSR	AVISTAR COMMUNICATIONS CORP COM NEW

AVT	AVNET INC COM
AVTR	AVATAR HLDGS INC COM
AVU	Vectren Utility Holdings Inc. 7 1/4% Senior Notes due October 15 2031
AVU*	Vectren Utility Holdings Inc. 7 1/4% Senior Notes due October 15 2031
AVV	AVIVA PLC SECS 8.25%41
AVX	AVX CORP NEW COM
AVY	AVERY DENNISON CORP COM
AVY-A	AVERY DENNISON CORP HIMEDS UNIT
AVZ	AMVESCAP PLC American Depositary Shares (Each representing two Ordinary Shares)
AVZA	AVIZA TECHNOLOGY INC COM
AW	Allied Waste Industries Inc. Common Stock
AW-C	Allied Waste Industries Inc. Series C Senior Mandatory Convertible Preferred Stock
AW-D	Allied Waste Industries Inc. 6.25% Series D Senior Mandatory Convertible Preferred Stock
AWAY	HOMEAWAY INC COM
AWBC	AMERICANWEST BANCORPORATION COM
AWC	ALUMINA LTD SPONSORED ADR
AWF	ALLIANCEBERNSTEIN GBL HGH INCM COM
AWG	Alliance World Dollar Government Fund Inc. Common Stock
AWGI	AWG INTL WTR CORP COM
AWGIW	Alderwoods Group Inc - Warrants
AWH	ALLIED WRLD ASSUR COM HLDG AG SHS
AWI	ARMSTRONG WORLD INDS INC NEW COM
AWI#	ARMSTRONG WORLD INDUSTRIES INC
AWK	AMERICAN WTR WKS CO INC NEW COM
AWO	Wachovia Corporation
AWP	ALPINE GLOBAL PREMIER PPTYS FD COM SBI
AWR	AMERICAN STS WTR CO COM
AWRE	AWARE INC MASS COM
AWX	AVALON HLDGS CORP CL A
AX	
AXA	AXA SPONSORED ADR
AXAS	ABRAXAS PETE CORP COM
AXB	ALEXANDER & BALDWIN INC COM
AXC	ADVANCED TECHNOLOGY ACQU CORP COM
AXC+	ADVANCED TECHNOLOGY ACQU CORP WT EX 061811
AXC=	ADVANCED TECHNOLOGY ACQU CORP UNIT EX 061111
AXCA	Axcan Pharma Inc. - Common Shares
AXD	MERRILL LYNCH & CO INC NT STEP APPL09
AXDI	ISHARES TR MSCI ACWI EX
AXDX	ACCELERATE DIAGNOSTICS INC COM
AXE	ANIXTER INTL INC COM
AXEN	ISHARES TR ENERGY IDX FD
AXF	AB SVENSK EXPORTKREDIT NT S&P500 09
AXFN	ISHARES TR MSCI ACWI EX
AXG	ATLAS ACQUISITION HLDGS CORP COM
AXG+	ATLAS ACQUISITION HLDGS CORP WT EXP 012312
AXG=	ATLAS ACQUISITION HLDGS CORP UNIT EX 000012
AXHE	ISHARES TR HLTH CR IDX FD
AXID	ISHARES TR INDSTRLS IX FD
AXIT	ISHARES TR INFMTN TCH FD
AXJ	AXM Pharma Inc
AXJL	WISDOMTREE TRUST ASIA PAC EXJP FD
AXJS	ISHARES TR MSCI A/C ASIA
AXK	ACCELR8 TECHNOLOGY CORP COM NEW
AXL	AMERICAN AXLE & MFG HLDGS INC COM
AXLL	AXIALL CORP COM
AXLL#	AXIALL CORP COM
AXMT	ISHARES TR MATRLS IDX FD
AXN	AOXING PHARMACEUTICAL CO INC COM
AXO	AXS-One Inc
AXP	AMERICAN EXPRESS CO COM

AXR	AMREP CORP NEW COM
AXS	AXIS CAPITAL HOLDINGS LTD SHS
AXS-A	AXIS CAPITAL HOLDINGS LTD PFD SER A
AXS-A*	AXIS CAPITAL HOLDINGS LTD PFD SER A
AXS-C	AXIS CAPITAL HOLDINGS LTD PFD SER C
AXS-D	AXIS CAPITAL HOLDINGS LTD PFD SER D 5.50%
AXSL	ISHARES TR MSCI ACWI X US
AXT	MERRILL LYNCH & CO INC RTN S&P500 10
AXTE	ISHARES TR TELECM SVCS FD
AXTI	AXT INC COM
AXU	ALEXCO RESOURCE CORP COM
AXUT	ISHARES TR UTILTS IDX FD
AXX	ALDERON IRON ORE CORP COM
AXYS	AXSYS TECHNOLOGIES INC COM
AXYX	Axonyx Inc. - Common Stock
AYA	ALYST ACQUISTION CORP COM
AYA+	ALYST ACQUISTION CORP WT EX 062811
AYA=	ALYST ACQUISTION CORP UNIT EX 000011
AYE	ALLEGHENY ENERGY INC COM
AYI	ACUITY BRANDS INC COM
AYI#	Acuity Brands Inc. Common Stock
AYN	ALLIANCE NEW YORK MUN INC FD COM
AYR	AIRCASTLE LTD COM
AYT	BARCLAYS BK PLC IPATH GEMS ASIA8
AZ	ALLIANZ SE SP ADR 1/10 SH
AZB	MORGAN STANLEY NT LINK S&P500
AZC	AUGUSTA RES CORP COM NEW
AZIA	GLOBAL X FDS GLBLX CEN ASIA
AZK	AURIZON MINES LTD COM
AZL	Arizona Land Income Corp
AZM	ALLIANZ SE PFD 8.375% SUB
AZMA	Asthmatx Inc. - Common Stock
AZN	ASTRAZENECA PLC SPONSORED ADR
AZO	AUTOZONE INC COM
AZP	SAFETY FIRST TR SER 2007-1 CTF US 2010
AZPN	ASPEN TECHNOLOGY INC COM
AZR	AZTAR CORPORATION
AZS	Arizona Star Resource Corp
AZZ	AZZ INC COM
AZZ#	AZZ incorporated Common Stock
B	BARNES GROUP INC COM
B#	Barnes Group Inc. Common Stock
BA	BOEING CO COM
BAA	BANRO CORP COM
BAA+	BANRO CORP WT EXP 091711
BAB	POWERSHARES ETF TR II BUILD AMER ETF
BABS	SPDR SERIES TRUST BRC BLD AMER BD
BABY	NATUS MEDICAL INC DEL COM
BABZ	PIMCO ETF TR BLD AMER BD FD
BAC	BANK OF AMERICA CORPORATION COM
BAC+A	BANK OF AMERICA CORPORATION WT EXP 011619
BAC+B	BANK OF AMERICA CORPORATION WT EXP 102818
BAC-A	Bank of America Corporation Depositary Shares (Each representing a one-fifth interest in a share of 6.75% Perpetual Preferred Stock)
BAC-A*	Bank of America Corporation Depositary Shares (Each representing a one-fifth interest in a share of 6.75% Perpetual Preferred Stock)
BAC-B	BAC CAP TR X CAP SEC 6.25%
BAC-B*	BAC CAP TR X CAP SEC 6.25%
BAC-C	BAC CAP TR XII GTD CAP 6.875%
BAC-C*	BAC CAP TR XII GTD CAP 6.875%
BAC-D	BANK OF AMERICA CORPORATION 1/1000 6.204%D

BAC-E	BANK OF AMERICA CORPORATION PFD PER1/1000E
BAC-H	BANK OF AMERICA CORPORATION DEP 1/1000SR H
BAC-H*	BANK OF AMERICA CORPORATION DEP 1/1000SR H
BAC-I	BANK OF AMERICA CORPORATION DEP SH PFD S I
BAC-J	BANK OF AMERICA CORPORATION DP1/1000 7.25%
BAC-L	BANK OF AMERICA CORPORATION 7.25%CNV PFD L
BAC-S	BANK OF AMERICA CORPORATION COM EQUIVT SEC
BAC-U	BAC CAP TR IV CAP SECS 5.875%
BAC-U*	BAC CAP TR IV CAP SECS 5.875%
BAC-V	BAC CAP TR II GTD CAP SECS %
BAC-V*	BAC CAP TR II GTD CAP SECS %
BAC-W	BAC CAP TR I GTD CAP SECS
BAC-W*	BAC CAP TR I GTD CAP SECS
BAC-X	BAC CAP TR III CAP SEC GTD 7%
BAC-X*	BAC CAP TR III CAP SEC GTD 7%
BAC-Y	BAC CAP TR V GTD CAP SEC 6%
BAC-Y*	BAC CAP TR V GTD CAP SEC 6%
BAC-Z	BAC CAP TR VIII GTD CAP SECS
BAF	BLACKROCK MUNI INCOME INV QLTY COM
BAGL	EINSTEIN NOAH REST GROUP INC COM
BAGR	DIVERSIFIED RSTRNT HLDGS INC COM
BAH	BOOZ ALLEN HAMILTON HLDG CORP CL A
BAK	BRASKEM S A SP ADR PFD A
BAL	BARCLAYS BANK PLC ETN DJUBSCOTTN38
BALT	BALTIC TRADING LIMITED COM
BAM	BROOKFIELD ASSET MGMT INC CL A LTD VT SH
BAM#	BROOKFIELD ASSET MGMT INC EX DISTRIB WI
BAMM	BOOKS-A-MILLION INC COM
BANC	FIRST PACTRUST BANCORP INC COM
BANCL	FIRST PACTRUST BANCORP INC SR NT7.5%20
BANCP	FIRST PACTRUST BANCORP INC DEP SH REP1/40
BANF	BANCFIRST CORP COM
BANFP	BFC CAP TR II PFD TR 7.20%
BANR	BANNER CORP COM NEW
BANRD	BANNER CORP COM NEW
BAP	CREDICORP LTD COM
BARE	BARE ESCENTUALS INC COM
BARI	BANCORP RHODE ISLAND INC COM
BARL	MORGAN STANLEY S&P500 CRD OIL
BARN	GLOBAL X FDS GLB X FARMING
BAS	BASIC ENERGY SVCS INC NEW COM
BASI	BIOANALYTICAL SYS INC COM
BAX	BAXTER INTL INC COM
BAX-	Baxter International Inc. 7.00% Corporate Units
BAXS	BAXANO SURGICAL INC COM
BAY	Bayer Aktiengesellschaft American Depositary Shares (Each representing one Bayer AG ordinary share of no par value)
BAYN	BAY NATL CORP COM
BBA	The Bombay Company Common Stock
BBBB	BLACKBOARD INC COM
BBBY	BED BATH & BEYOND INC COM
BBC	Bodisen Biotech Inc
BBCN	BBCN BANCORP INC COM
BBD	BANCO BRADESCO S A SP ADR PFD NEW
BBDO	BANCO BRADESCO S A SPONSORED ADR
BBEP	BREITBURN ENERGY PARTNERS LP COM UT LTD PTN
BBF	BLACKROCK MUNIC INCM INVST TR SH BEN INT
BBG	BARRETT BILL CORP COM
BBGI	BEASLEY BROADCAST GROUP INC CL A
BBH	MARKET VECTORS ETF TR BIOTECH ETF
BBHL	BB Holdings Limited - Ordinary Shares

BBI	BLOCKBUSTER INC CL A
BBI.B	BLOCKBUSTER INC CL B
BBK	BLACKROCK MUNICIPAL BOND TR COM
BBL	BHP BILLITON PLC SPONSORED ADR
BBM.A	Morgan Stanley
BBN	BLACKROCK BUILD AMER BD TR SHS
BBND	BIGBAND NETWORKS INC COM
BBNK	BRIDGE CAP HLDGS COM
BBOX	BLACK BOX CORP DEL COM
BBRC	EGA EMERGING GLOBAL SHS TR EGSHR BYND BRC
BBRG	BRAVO BRIO RESTAURANT GROUP IN COM
BBRY	RESEARCH IN MOTION LTD COM
BBSI	BARRETT BUSINESS SERVICES INC COM
BBT	BB&T CORP COM
BBT-A	BB&T CAPITAL TRUST V ENHANCED TR PF
BBT-A*	BB&T CAPITAL TRUST V ENHANCED TR PF
BBT-B	BB&T CAP TR VI GTD ENHNCD PFD
BBT-B*	BB&T CAP TR VI GTD ENHNCD PFD
BBT-C	BB&T CAP TR VII 8.10%GTD PFD64
BBT-C*	BB&T CAP TR VII 8.10%GTD PFD64
BBT-D	BB&T CORP DEP SHS REPSTG 1
BBT-E	BB&T CORP DEP SHS REPSTG 1
BBT-F	BB&T CORP DEP1/1000 PFD F
BBT-G	BB&T CORP DP SHS RP PF G
BBV	BANCO BILBAO VIZCAYA ARGENTARI SPONSORED ADR
BBV-B	BBVA Preferred Capital Ltd. 7.75% Non-Cumulative Guaranteed Preference Shares Series B
BBV-B*	BBVA Preferred Capital Ltd. 7.75% Non-Cumulative Guaranteed Preference Shares Series B
BBVA	BANCO BILBAO VIZCAYA ARGENTARI SPONSORED ADR
BBVX	UBS AG LONDON BRH ETRACS 2MT EQT
BBW	BUILD A BEAR WORKSHOP COM
BBX	BBX CAP CORP CL A PAR $0.01
BBXT	BBC CAP TR II PFD TR SECS %
BBY	BEST BUY INC COM
BC	BRUNSWICK CORP COM
BCA	CORPBANCA SPONSORED ADR
BCA.T	CORPBANCA SPNSRD ADR TEM
BCAR	BANK OF THE CAROLINES CORP COM
BCBP	BCB BANCORP INC COM
BCC	BOISE CASCADE CO DEL COM
BCDS	BCD SEMICONDUCTOR MFG LTD SPON ADR
BCE	BCE INC COM NEW
BCEI	BONANZA CREEK ENERGY INC COM
BCF	BLACKROCK REAL ASSET EQUITY TR COM
BCG	BEARCOM GROUP INC
BCGI	Boston Communications Group Inc. - Common Stock
BCH	BANCO DE CHILE SPONSORED ADR
BCIS	BANCINSURANCE CORP
BCK	BLACKROCK CA INS MUN INC TR COM
BCL	BLACKROCK CA MUN INCOME TR II COM
BCM	BARCLAYS BK PLC IPTH PURE BRD
BCO	BRINKS CO COM
BCO#	The Brink's Company Common Stock
BCOM	B COMMUNICATIONS LTD SHS
BCON	BEACON POWER CORP COM NEW
BCOND	BEACON POWER CORP COM NEW
BCOR	BLUCORA INC COM
BCOV	BRIGHTCOVE INC COM
BCP	Brooke Capital Corporation
BCPC	BALCHEM CORP COM
BCR	BARD C R INC COM
BCRX	BIOCRYST PHARMACEUTICALS COM

BCS	BARCLAYS PLC ADR
BCS-	BARCLAYS BK PLC ADR 2 PREF 2
BCS-A	BARCLAYS BANK PLC SP ADR 7.1%PF3
BCS-C	BARCLAYS BANK PLC ADS7.75%PFD S4
BCS-D	BARCLAYS BANK PLC ADR PFD SR 5
BCSB	BCSB BANCORP INC COM
BCSBD	BCSB Bankcorp Inc. - Common Stock
BCSI	BLUE COAT SYSTEMS INC COM NEW
BCT	BLACKROCK BROAD INVT GRD 2009 COM
BCU	Merrill Lynch
BCV	BANCROFT FUND LTD COM
BCX	BLACKROCK RES & COMM STRAT TR SHS
BDAY	Celebrate Express Inc. - Common Stock
BDBD	BOULDER BRANDS INC COM
BDC	BELDEN INC COM
BDCL	UBS AG LONDON BRH 2X LEV LNG LKD
BDCO	BLUE DOLPHIN ENERGY CO COM PAR $.01
BDCOD	BLUE DOLPHIN ENERGY CO COM PAR $.01
BDCS	UBS AG JERSEY BRH EXCH SEC LKD41
BDD	DEUTSCHE BK AG LONDON BRH MTLS DBL ETN38
BDE	BLACK DIAMOND INC COM
BDF	RIVUS BOND FUND COM
BDF^	RIVUS BOND FUND TRANSFRABLE RT
BDF^#	RIVUS BOND FUND TRANSFRABLE RT
BDG	DEUTSCHE BK AG LONDON BRH MTLS LNG ETN38
BDG.A	Bandag Incorporated Class A Common Stock
BDGE	BRIDGE BANCORP INC COM
BDH	BROADBAND HOLDRS TR DEPOSITRY RCPT
BDJ	BLACKROCK ENHANCED EQT DIV TR COM
BDK	BLACK & DECKER CORP COM
BDL	FLANIGANS ENTERPRISES INC COM
BDM	MERRILL LYNCH & CO INC MITTS HLDRS 07
BDMS	BIRNER DENTAL MGMT SERVICES IN COM NEW
BDN	BRANDYWINE RLTY TR SH BEN INT NEW
BDN-C	BRANDYWINE RLTY TR PFD SER C 7.5%
BDN-C*	BRANDYWINE RLTY TR PFD SER C 7.5%
BDN-D	BRANDYWINE RLTY TR PFD D 7.375
BDN-D*	BRANDYWINE RLTY TR PFD D 7.375
BDN-E	BRANDYWINE RLTY TR PFD-E
BDOG	Big Dog Holding Inc. - Common Stock
BDR	BLONDER TONGUE LABS INC COM
BDS+	BIODELIVERY SCIENCES INTL INC WT A EX 062507
BDSEF	BRANDSELITE INTL CORP
BDSI	BIODELIVERY SCIENCES INTL INC COM
BDSIW	BioDelivery Sciences International Inc. - Class A Warrant
BDT	BLACKROCK STRAT EQUITY DIV TR COM
BDV	BLACKROCK EQUITY DIV TRUST COM
BDX	BECTON DICKINSON & CO COM
BDY	Bradley Pharmaceuticals Inc. Common Stock
BE	BearingPoint Inc. Common Stock $.01 Par Value
BEAM	BEAM INC COM
BEAM#	BEAM INC COM
BEAM-A	BEAM INC PFD CV $2.67
BEAM-A*	BEAM INC PFD CV $2.67
BEAS	BEA Systems Inc. - Common Stock
BEAT	CARDIONET INC COM
BEAV	B/E AEROSPACE INC COM
BEBE	BEBE STORES INC COM
BEC	BECKMAN COULTER INC COM
BECN	BEACON ROOFING SUPPLY INC COM
BED	Bedford Property Investors Inc. (New) Common Stock

BED-B	Bedford Property Investors Inc. 7.6255 Series B Cumulative Redeemable Preferred Stock
BEE	STRATEGIC HOTELS & RESORTS INC COM
BEE-A	STRATEGIC HOTELS & RESORTS INC PFD SER A SHS
BEE-B	STRATEGIC HOTELS & RESORTS INC PFD SER B
BEE-C	STRATEGIC HOTELS & RESORTS INC PFD SER C
BEJ	CITIGROUP FDG INC NT S&P500 11
BEL	Bennett Environmental Inc
BELFA	BEL FUSE INC CL A
BELFB	BEL FUSE INC CL B
BELM	BELL MICROPRODUCTS INC COM
BEM	MORGAN STANLEY BASKET 033012
BEN	FRANKLIN RES INC COM
BEO	ENHANCED S&P500 CV CALL FD INC COM
BEO$	Enhanced S&P 500 Covered Call Fund Inc. Common Stock
BEP	BROOKFIELD RENEWABLE ENRGY PRT PARTNERSHIP UNIT
BER	W.R. Berkley Corporation Common Stock
BER-A	W. R. Berkley Capital Trust II 6.750% Trust Originated Preferred Securities (TOPrS)
BERK	BERKSHIRE BANCORP INC DEL COM NEW
BERY	BERRY PLASTICS GROUP INC COM
BES	Claymore Exchange-Traded Fund Trust
BESI	BE Semiconductor Industries NV - New York Registry Shares
BEST	SHINER INTL INC COM
BEV	Beverly Enterprises Inc. (New) Common Stock
BEXP	BRIGHAM EXPLORATION CO COM
BEY	MORGAN STANLEY SPARQ 8% BBY
BEZ	BALDOR ELEC CO COM
BF	BASF Aktiengesellschaft American Depositary Shares(Each representing One Ordinary Share)
BF.A	BROWN FORMAN CORP CL A
BF.B	BROWN FORMAN CORP CL B
BFAM	BRIGHT HORIZONS FAM SOL IN DEL COM
BFBC	BENJAMIN FRANKLIN BANCORP INC COM
BFC	The BlackRock California Insured Municipal 2008 Term Trust Inc. Common Stock
BFCF	BFC FINL CORP CL A
BFD	BLACKROCK GBL EQTY INCOME TR COM
BFED	BEACON FED BANCORP INC COM
BFF	BFC Financial Corporation
BFI-	BFI.PR.CL
BFI-*	Bremer Capital Trust I
BFIN	BANKFINANCIAL CORP COM
BFK	BLACKROCK MUN INCOME TR SH BEN INT
BFLY	BLUEFLY INC COM NEW
BFLYD	Bluefly Inc. - Common Stock
BFN	MERRILL LYNCH & CO INC NT RSSL3000 09
BFNB	BEACH FIRST NATL BANCSHARES COM
BFO	BLACKROCK FLA MUN 2020 TERM TR COM SHS
BFOR	ALPS ETF TR BARRONS 400 ETF
BFR	BBVA BANCO FRANCES S A SPONSORED ADR
BFRM	BIOFORM MEDICAL INC COM
BFS	SAUL CTRS INC COM
BFS-A	SAUL CTRS INC PFD 1/100 A 8%
BFS-B	SAUL CTRS INC 1/100PFD SER B
BFS-B*	SAUL CTRS INC 1/100PFD SER B
BFS-C	SAUL CTRS INC DEP 1/100 PFD
BFSB	BROOKLYN FEDERAL BANCORP INC COM
BFT	Bally Total Fitness Holding Corporation Common Stock
BFY	BLACKROCK NY MUN INCOME TR II COM
BFZ	BLACKROCK CALIF MUN INCOME TR SH BEN INT
BG	BUNGE LIMITED COM
BGB	BLACKSTONE GSO STRATEGIC CR FD COM SHS BEN IN
BGC	GENERAL CABLE CORP DEL NEW COM
BGCA	BGC PARTNERS INC SR NT 8.125%42

BGCP	BGC PARTNERS INC CL A
BGD	MORGAN STANLEY BRIDGES DJIA
BGE-B	BGE CAP TR II PFD TR 6.20%
BGF	B & G FOODS INC NEW EHNCD INC SECS
BGFV	BIG 5 SPORTING GOODS CORP COM
BGG	BRIGGS & STRATTON CORP COM
BGH	BABSON CAP GLB SHT DURHGH YLD COM
BGI	CITIGROUP FDG INC BUF NT S&P500 10
BGI-T	Banknorth Capital Trust II 8% Trust Preferred Securities
BGI-T*	Banknorth Capital Trust II 8% Trust Preferred Securities
BGM	GENERAL MTRS CORP NT SR 051548
BGMD	BG MEDICINE INC COM
BGO	Bema Gold Corporation Common Stock
BGP	BORDERS GROUP INC COM
BGR	BLACKROCK ENERGY & RES TR COM
BGS	B & G FOODS INC NEW COM
BGSC	BGS ACQUISITION CORP SH
BGSCU	BGS ACQUISITION CORP UNIT EX 000000
BGSCW	BGS ACQUISITION CORP WT EXP 032117
BGT	BLACKROCK FLOATING RATE INCOME COM
BGU	DIREXION SHS ETF TR DLY LRG CAP BULL
BGX	BLACKSTONE GSO LNG SHRT CR INC COM SHS BN INT
BGY	BLACKROCK INTL GRWTH & INC TR COM BENE INTER
BGZ	DIREXION SHS ETF TR DLY LRG CAP BEAR
BH	BIGLARI HLDGS INC COM
BHB	BAR HBR BANKSHARES COM
BHBC	Beverly Hills Bancorp Inc. - Common Stock
BHC-	ABC Bancorp Capital Trust I
BHC-*	ABC Bancorp Capital Trust I
BHD	BLACKROCK STRTGC BOND TR COM
BHE	BENCHMARK ELECTRS INC COM
BHE#	Benchmark Electronics Inc. Common Stock
BHH	B2B INTERNET HOLDRS TR DEPOSTRY RCPT
BHI	BAKER HUGHES INC COM
BHIP	NATURAL HEALTH TRENDS CORP COM PAR $.001
BHJH	CLAYMORE EXCHANGE TRD FD TR GUG BLT2017 HY
BHK	BLACKROCK CORE BD TR SHS BEN INT
BHL	BLACKROCK DEFINED OPPRTY CR TR COM
BHLB	BERKSHIRE HILLS BANCORP INC COM
BHM	MERRILL LYNCH & CO INC MITTS BIOTC 07
BHO	B&H OCEAN CARRIERS LTD COM
BHP	BHP BILLITON LTD SPONSORED ADR
BHRT	BIOHEART INC COM
BHS	BROOKFIELD HOMES CORP COM
BHV	BLACKROCK VA MUNICIPAL BOND TR COM
BHY	BLACKROCK HIGH YIELD TR SHS
BHZ	Merrill Lynch
BHZN	BIOHORIZONS INC COM
BI	Bell Industries Inc
BIB	PROSHARES TR PSHS ULT NASB
BICK	FIRST TR BICK INDEX FD COM SHS
BID	SOTHEBYS COM
BIDU	BAIDU INC SPON ADR REP A
BIDZ	BIDZ COM INC COM
BIE	BLACKROCK MUNIC BD INVST TR COM
BIER	Gordon Biersch Brewery Restaurant Group Inc. - Common Stock
BIF	BOULDER GROWTH & INCOME FD INC COM
BIG	BIG LOTS INC COM
BIIB	BIOGEN IDEC INC COM
BIK	SPDR INDEX SHS FDS S&P BRIC 40ETF
BIL	SPDR SERIES TRUST BRCLYS 1-3MT ETF

BIN	PROGRESSIVE WASTE SOLUTIONS LT COM
BIO	BIO RAD LABS INC CL A
BIO.B	BIO RAD LABS INC CL B
BIOA	BIOAMBER INC COM
BIOA+	BIOAMBER INC WT EXP 050917
BIOA=	BIOAMBER INC UNIT EX 000013
BIOC	BIOCLINICA INC COM
BIOD	BIODEL INC COM NEW
BIOF	BIOFUEL ENERGY CORP COM NEW
BIOL	BIOLASE INC COM
BIOM	Biomira Inc. - Common Shares
BIOS	BIOSCRIP INC COM
BIOV	BioVeris Corporation - Common Stock
BIP	BROOKFIELD INFRAST PARTNERS LP LP INT UNIT
BIP#	BROOKFIELD INFRASTRUCTURE PARTNERS LP WI
BIR-A	BERKSHIRE INCOME RLTY INC PFD SER A 9%
BIRT	ACTUATE CORP COM
BIS	PROSHARES TR ULTSH NASD BIOT
BIT	BLACKROCK MULTI-SECTOR INC TR COM
BITA	BITAUTO HLDGS LTD SPONSORED ADS
BITI	BIO IMAGING TECHNOLOGIES INC COM
BITS	BITSTREAM INC CL A
BIV	VANGUARD BD INDEX FD INC INTERMED TERM
BIVN	Bioenvision Inc. - Common Stock
BIW	BIW Limited
BIZ	DSL.net Inc
BIZD	MARKET VECTORS ETF TR BUSI DEVCO ETF
BJ	BJS WHOLESALE CLUB INC COM
BJCT	Bioject Medical Technologies Inc. - Common Stock
BJG	JPMORGAN CHASE & CO BF NT SP500 10
BJGP	BMP SUNSTONE CORP COM
BJI	MORGAN STANLEY BUFF S&P500 11
BJK	MARKET VECTORS ETF TR GAMING ETF
BJRI	BJS RESTAURANTS INC COM
BJS	BJ SVCS CO COM
BJT	Merrill Lynch
BJV	AB SVENSK EXPORTKREDIT BEAR NT S&P 09
BJW	Merrill Lynch
BJZ	BLACKROCK CA MUNI 2018 TERM TR COM
BK	BANK NEW YORK MELLON CORP COM
BK-C	BANK NEW YORK MELLON CORP DP1/4000 PFD-C
BK-E	BNY CAP IV PFD TR E6.875%
BK-E*	BNY CAP IV PFD TR E6.875%
BK-F	BNY CAP V PFD TR F 5.95%
BK-F*	BNY CAP V PFD TR F 5.95%
BKBK	BRITTON & KOONTZ CAP CORP COM
BKC	BURGER KING HLDGS INC COM
BKCC	BLACKROCK KELSO CAPITAL CORP COM
BKD	BROOKDALE SR LIVING INC COM
BKE	BUCKLE INC COM
BKEP	BLUEKNIGHT ENERGY PARTNERS L P COM UNIT
BKEPP	BLUEKNIGHT ENERGY PARTNERS L P PFD UNIT SER A
BKEPR	BLUEKNIGHT ENERGY PARTNERS L P RT 103111
BKF	ISHARES INC MSCI BRIC INDX
BKH	BLACK HILLS CORP COM
BKHM	BOOKHAM INC COM
BKI	BUCKEYE TECHNOLOGIES INC COM
BKJ	BANCORP NEW JERSEY INC NEW COM
BKK	BLACKROCK MUN 2020 TERM TR COM SHS
BKLN	POWERSHARES ETF TRUST II SENIOR LN PORT
BKMU	BANK MUTUAL CORP NEW COM

BKN	BLACKROCK INVT QUALITY MUN TR COM
BKOR	OAK RIDGE FINL SVCS INC COM
BKORD	Oak Ridge Financial Services Inc. - Common Stock par value $3.00 per share
BKR	BAKER MICHAEL CORP COM
BKRS	BAKERS FOOTWEAR GROUP INC COM
BKS	BARNES & NOBLE INC COM
BKSC	BANK SOUTH CAROLINA CORP COM
BKT	BLACKROCK INCOME TR INC COM
BKU	BANKUNITED INC COM
BKUNA	BankUnited Financial Corporation - Class A Common Stock
BKW	BURGER KING WORLDWIDE INC COM
BKWW	BANK OF WILMINGTON CORPORATION - Common Stock
BKYF	BANK KY FINL CORP COM
BL	Blair Corp
BLB	Merrill Lynch
BLC	BELO CORP COM SER A
BLC#	Belo Corp. Series A Common Stock
BLD	BALDWIN TECHNOLOGY INC CL A
BLDP	BALLARD PWR SYS INC NEW COM
BLDPD	BALLARD PWR SYS INC NEW COM
BLDR	BUILDERS FIRSTSOURCE INC COM
BLDRR	BUILDERS FIRSTSOURCE INC SUBSCRIPTION RT
BLE	BLACKROCK MUNI INCOME TR II COM
BLG	Building Materials Holding Corporation Common Stock $.001 par value
BLH	BLACKROCK NY MUNI 2018 TERM TR COM
BLI	Big Lots Inc. Common Stock
BLIN	BRIDGELINE DIGITAL INC COM
BLJ	BLACKROCK NJ MUNICIPAL BOND TR COM
BLK	BLACKROCK INC COM
BLKB	BLACKBAUD INC COM
BLL	BALL CORP COM
BLM	CITIGROUP FDG INC BUFF NT S&P500
BLMN	BLOOMIN BRANDS INC COM
BLMT	BSB BANCORP INC MD COM
BLN	CITIGROUP FDG INC BUFFER S&P500
BLND	UBS AG LONDON BRH ETRA CMDY LK42
BLNG	BARCLAYS BK PLC IPATH METALETN
BLOG	BladeLogic Inc. - Common Stock
BLOX	INFOBLOX INC COM
BLR	BLACKRIDGE INVESTMENT
BLRX	BIOLINERX LTD SPONSORED ADR
BLS	BELLSOUTH CORPORATION
BLSC	BIO LOGIC SYS CP ##
BLSI	Boston Life Sciences Inc. - Common Stock
BLSW	BRIDGELINE SOFTWARE INC COM
BLT	BLOUNT INTL INC NEW COM
BLTI	BIOLASE TECHNOLOGY INC COM
BLU	BLUE CHIP VALUE FD INC COM
BLUD	IMMUCOR INC COM
BLUE	Blue Holdings Inc. - Common Stock
BLUS	BELLUS HEALTH INC COM
BLV	VANGUARD BD INDEX FD INC LONG TERM BOND
BLW	BLACKROCK LTD DURATION INC TR COM SHS
BLX	BANCO LATINOAMERICANO DE COME SHS E
BLZ	CITIGROUP FDG INC BUFF SPDR NT10
BMA	BANCO MACRO SA SPON ADR B
BMC	BMC SOFTWARE INC COM
BMD	Birch Mountain Resources Ltd
BME	BLACKROCK HEALTH SCIENCES TR COM
BMET	Biomet Inc. - Common Stock
BMHC	Building Materials Holding Corporation - Common Stock

BMI	BADGER METER INC COM
BMJ	BIRKS & MAYORS INC CL A VTG
BML-G	BANK OF AMERICA CORPORATION PFD1/1200 SR1
BML-H	BANK OF AMERICA CORPORATION PFD 1/1200SER2
BML-I	BANK OF AMERICA CORPORATION PFD 1/1200SER3
BML-J	BANK OF AMERICA CORPORATION PFD DP1/1200 4
BML-L	BANK OF AMERICA CORPORATION PFD 1/1200SER5
BML-N	BANK OF AMERICA CORPORATION PFD SR 6 6.7%
BML-N*	BANK OF AMERICA CORPORATION PFD SR 6 6.7%
BML-O	BANK OF AMERICA CORPORATION DEP1/40TH PFD 7
BML-O*	BANK OF AMERICA CORPORATION DEP1/40TH PFD 7
BML-Q	BANK OF AMERICA CORPORATION PFD 1/1200SER8
BML-Q*	BANK OF AMERICA CORPORATION PFD 1/1200SER8
BMM	Bimini Mortgage Management Inc. Class A Common Stock
BMN	Bimini Capital Management Inc. Class A Common Stock
BMO	BANK MONTREAL QUE COM
BMP	Morgan Stanley
BMR	BIOMED REALTY TRUST INC COM
BMR-A	BIOMED REALTY TRUST INC PFD 7.375% A
BMR-A*	BIOMED REALTY TRUST INC PFD 7.375% A
BMRC	BANK OF MARIN BANCORP COM
BMRCD	Bank of Marin Bancorp - Common Stock
BMRN	BIOMARIN PHARMACEUTICAL INC COM
BMS	BEMIS INC COM
BMT	BLACKROCK INSD MUN TERM TR INC COM
BMTC	BRYN MAWR BK CORP COM
BMTI	BIOMIMETIC THERAPEUTICS INC COM
BMV	Claymore Exchange-Traded Fund Trust
BMX	Morgan Stanley
BMY	BRISTOL MYERS SQUIBB CO COM
BMY-	BRISTOL MYERS SQUIBB CO PFD CV $2
BN	Banta Corporation Common Stock $.10 par value
BNA	BLACKROCK INCOME OPP TRUST INC COM
BNCC	BNCCORP INC COM
BNCL	BENEFICIAL MUTUAL BANCORP INC COM
BNCN	BNC BANCORP COM
BND	VANGUARD BD INDEX FD INC TOTAL BND MRKT
BNDX	VANGUARD CHARLOTTE FDS INTL BD IDX ETF
BNE	BOWNE & CO INC COM
BNG	Benetton Group S.P.A. American Depositary Shares (Each representing two Ordinary Shares)
BNHN	BENIHANA INC COM
BNHNA	BENIHANA INC CL A
BNI	BURLINGTON NORTHN SANTA FE CP COM
BNJ	BLACKROCK N J MUN INCOME TR SH BEN INT
BNK	TD Banknorth Inc. Common Stock
BNK#	TD BANKNORTH INC
BNL	BUNZL PLC American Depositary Shares (Each representing five Ordinary Shares 25p each)
BNNY	ANNIES INC COM
BNO	UNITED STS BRENT OIL FD LP UNIT
BNP	MORGAN STANLEY BARR NT S&P 09
BNPC	STREAM EXCHANGE TRADED TR S&P DYNROLLGLB
BNS	BANK N S HALIFAX COM
BNSO	BONSO ELECTRS INTL INC COM PAR $0.003
BNT	Bentley Pharmaceuticals Inc. Common Stock
BNTWB	BENTLEY PHARM INC WTS
BNV	BEVERLY NATL CORP COM
BNVI	BIONOVO INC COM NEW
BNVID	BIONOVO INC COM NEW
BNX	BANKS COM INC COM
BNY	BLACKROCK N Y MUN INCOME TR SH BEN INT
BNZ	WISDOMTREE TRUST NEW ZEAL DOLLR

BOA.C	Bank of America
BOA.D	Bank of America
BOA.E	Bank of America
BOA.F	Bank of America
BOA.G	Bank of America
BOA.H	Bank of America
BOA.I	Bank of America
BOA.J	Bank of America
BOA.K	Bank of America
BOA.L	Bank of America
BOA.M	Bank of America
BOA.N	Bank of America
BOA.O	Bank of America
BOA.P	Bank of America
BOA.Q	Bank of America
BOA.R	Bank of America
BOA.S	Bank of America
BOA.T	Bank of America
BOA.V	Bank of America
BOA.W	Bank of America
BOA.X	Bank of America
BOA.Y	Bank of America
BOA.Z	Bank of America
BOA=	Bank of America
BOBE	BOB EVANS FARMS INC COM
BOBJ	Business Objects S.A. - American Depositary Shares
BOCH	BANK COMM HLDGS COM
BODY	BODY CENT CORP COM
BOE	BLACKROCK GLOBAL OPP EQTY TR COM
BOFI	BOFI HLDG INC COM
BOFL	BANK FLA CORP NAPLES COM
BOH	BANK HAWAII CORP COM
BOI	BROOKFIELD MTG OPP INC FD INC COM
BOIL	PROSHARES TR II PSHS ULDJUBS NEW
BOKF	BOK FINL CORP COM NEW
BOL	Bausch & Lomb Incorporated Common Stock
BOLT	BOLT TECHNOLOGY CORP COM
BOM	DEUTSCHE BK AG LONDON BRH PS MTL DDL ETN
BOMK	BANK MCKENNEY VA COM
BON	EKSPORTFINANS ASA STAR MSCI 11
BONA	BONA FILM GROUP LTD SPONSORED ADS
BOND	PIMCO ETF TR TOTL RETN ETF
BONE	BACTERIN INTL HLDGS INC COM
BONO	MARKET VECTORS ETF TR LATAM AGGR BD
BONT	BON-TON STORES INC COM
BOO	Collegiate Pacific Inc
BOOM	DYNAMIC MATLS CORP COM
BOOT	LACROSSE FOOTWEAR INC COM
BOR.A	Bank of America
BOR.B	Bank of America
BOR.C	Bank of America
BOR.D	Bank of America
BOR.E	Bank of America
BOR.F	Bank of America
BOR.G	Bank of America
BOR.H	Bank of America
BOR.I	Bank of America
BOR.J	Bank of America
BOR.K	Bank of America
BOR.L	Bank of America
BOR.M	Bank of America

BOR.N	Bank of America
BOR.O	Bank of America
BOR.P	Bank of America
BOR.Q	Bank of America
BOR.R	Bank of America
BOR.S	Bank of America
BOR.T	Bank of America
BOR.V	Bank of America
BOR=	Bank of America
BORD	Boardwalk Bancorp Inc. - Common Stock
BORDW	Boardwalk Bancorp Inc. - Warrant ex for 1 sh common ex pr $12.00
BORL	BORLAND SOFTWARE CORP COM
BORN	CHINA NEW BORUN CORP ADR
BOS	DEUTSCHE BK AG LONDON BRH MTL SHRT ETN38
BOSC	BOS BETTER ONLINE SOLUTIONS SHS NEW NIS 80
BOSCD	BOS BETTER ONLINE SOLUTIONS SHS NEW 2010
BOSCR	B.O.S. Better Online Solutions - Ordinary Shares Purchase Right
BOT	CBOT Holdings Inc. Class A Common Stock
BOTA	BIOTA PHARMACEUTIALS INC COM
BOTJ	BANK OF THE ST JAMES FINL GP COM
BOVA	BANK VA CHESTERFIELD COM NEW
BOW	Bowater Incorporated Common Stock
BOX	SEACUBE CONTAINER LEASING LTD SHS
BOXC	BROOKFIELD CDA OFFICE PPTYS TR UNIT
BOY	Boykin Lodging Company Common Shares
BOY-A	Boykin Lodging Company Depositary Shares Each Representing 1/10 of 10 1/2% Class A Cumulative Preferred Shares Series 2002-A
BP	BP PLC SPONSORED ADR
BPA	BioSante Pharmaceuticals Inc
BPAX	BIOSANTE PHARMACEUTICALS INC COM PAR $0.0001
BPD	CITIGROUP FDG INC BUFF S&P500 10
BPF	MERRILL LYNCH & CO INC NT MSCIBRZ 09
BPF-	CTBI Preferred Capital Trust
BPF-*	CTBI Preferred Capital Trust
BPFH	BOSTON PRIVATE FINL HLDGS INC COM
BPFHP	BOSTON PRIVATE FINL HLDGS INC DEP SHS
BPFHW	BOSTON PRIVATE FINL HLDGS INC WT EXP 112118
BPG	BPI Energy Holdings Inc
BPH	Merrill Lynch
BPHX	BLUEPHOENIX SOLUTIONS LTD SHS NEW
BPHXD	BLUEPHOENIX SOLUTIONS LTD SHS NEW
BPI	BRIDGEPOINT ED INC COM
BPK	BLACKROCK MUNI 2018 TERM TR COM
BPL	BUCKEYE PARTNERS L P UNIT LTD PARTN
BPN	MERRILL LYNCH & CO INC NT LK BIOPHARM
BPO	BROOKFIELD OFFICE PPTYS INC COM
BPOM	BPO Management Services Inc. - Common Stock
BPOP	POPULAR INC COM NEW
BPOPM	POPULAR CAP TR II PFD GTD 6.125%
BPOPN	POPULAR CAP TR I PFD 6.70% GTD
BPOPO	POPULAR INC PFD A SER 2003
BPOPP	POPULAR INC PFD B 8.25%
BPOPZ	POPULAR INC DEP PFD PERP D
BPO^	BROOKFIELD OFFICE PPTYS INC RT
BPO^#	BROOKFIELD OFFICE PPTYS INC RT
BPP	BLACKROCK CREDIT ALL IN TR III COM SHS
BPRG	BioProgress plc - American Depositary Shares representing 10 Ordinary Shares
BPS	BLACKROCK PA STRATEGIC MUN TR COM
BPSG	BROADPOINT GLEACHER SECS GROUP COM
BPT	BP PRUDHOE BAY RTY TR UNIT BEN INT
BPUR	BIOPURE CORP CL A PAR $0.01

BPURD	Biopure Corporation - Class A Common Stock
BPW	BPW ACQUISITION CORP COM
BPW+	BPW ACQUISITION CORP WT EXP 022614
BPW=	BPW ACQUISITION CORP UNIT EXP 2013
BPY	BROOKFIELD PPTY PARTNERS L P UNIT LTD PARTN
BPY#	BROOKFIELD PPTY PARTNERS L P UNIT LTD PARTN
BPZ	BPZ RESOURCES INC COM
BQH	BLACKROCK NY MUNICIPAL BOND TR COM
BQI	OILSANDS QUEST INC COM
BQI+	OILSANDS QUEST INC WT EXP 120509
BQI+A	OILSANDS QUEST INC WT EXP 051211
BQI^	OILSANDS QUEST INC RT
BQI^#	OILSANDS QUEST INC RT
BQR	BLACKROCK ECOSOLUTIONS INVT TR COM SH
BQY	BLACKROCK S&P QLTY RK EQ MD TR SHS
BR	BROADRIDGE FINL SOLUTIONS INC COM
BR.T#	BRT Realty Trust Shares of Beneficial Interest
BRAF	GLOBAL X FDS GLB X BRZ FINL
BRAQ	GLOBAL X FDS GLB X BRAZ CON
BRAZ	GLOBAL X FDS BRAZIL MID CAP
BRB	Brunswick Bancorp
BRBI	Blue River Bancshares Inc. - Common Stock
BRC	BRADY CORP CL A
BRCD	BROCADE COMMUNICATIONS SYS INC COM NEW
BRCDD	Brocade Communications Systems Inc. - Common Stock
BRCM	BROADCOM CORP CL A
BRD	BRIGUS GOLD CORP COM
BRE	BRE PROPERTIES INC CL A
BRE-B	BRE Properties Inc. 8.08% Series B Cumulative Redeemable Preferred Stock
BRE-B*	BRE Properties Inc. 8.08% Series B Cumulative Redeemable Preferred Stock
BRE-C	BRE PROPERTIES INC PFD C 6.75%
BRE-D	BRE PROPERTIES INC PFD D 6.75%
BREW	CRAFT BREW ALLIANCE INC COM
BRF	MARKET VECTORS ETF TR BRAZL SMCP ETF
BRFS	BRF SA SPONSORED ADR
BRG	BG Group plc American Depositary Shares(Each representing five Ordinary Shares)
BRID	BRIDGFORD FOODS CORP COM
BRIL	DIREXION SHS ETF TR BRIC BULL 3XSH
BRIS	DIREXION SHS ETF TR BRIC BEAR 3XSH
BRK.A	BERKSHIRE HATHAWAY INC DEL CL A
BRK.B	BERKSHIRE HATHAWAY INC DEL CL B NEW
BRKL	BROOKLINE BANCORP INC DEL COM
BRKR	BRUKER CORP COM
BRKS	BROOKS AUTOMATION INC COM
BRL	BARR PHARMACEUTICALS INC COM
BRLC	Syntax-Brillian Corporation - Common stock
BRLCD	SYNTAX-BRILLIAN CORP
BRLI	BIO-REFERENCE LABS INC COM $.01 NEW
BRM	The BlackRock Insured Municipal 2008 Term Trust Inc. Common Stock
BRN	BARNWELL INDS INC COM
BRNC	BRONCO DRILLING CO INC COM
BRO	BROWN & BROWN INC COM
BRP	BROOKFIELD RESIDENTIAL PPTYS I COM
BRP$	Brasil Telecom ParticipaÃ§Ãµes S.A. American Depositary Shares (Each representing 5 Preferred Shares without par value)
BRR	ACR Group Inc
BRS	BRISTOW GROUP INC COM
BRS-	BRISTOW GROUP INC PFD CNV 5.50%
BRSS	GLOBAL BRASS & COPPR HLDGS INC COM
BRT	BRT RLTY TR SH BEN INT NEW
BRU	NETS TR BEL20 IDX BELG

BRW	Bristol West Holdings Inc. Common Stock
BRXX	EGA EMERGING GLOBAL SHS TR EGS BRAZ INF ETF
BRY	BERRY PETE CO CL A
BRY#	Berry Petroleum Company Class A Common Stock
BRZS	DIREXION SHS ETF TR BRAZIL BEAR 3X
BRZU	DIREXION SHS ETF TR DRX DLYBRZB 3X
BSAC	BANCO SANTANDER CHILE NEW SP ADR REP COM
BSB	MERRILL LYNCH & CO INC BR MKT S&P500 10
BSBR	BANCO SANTANDER BRASIL S A ADS REP 1 UNIT
BSC	DEUTSCHE BK AG LDN BRH BG SML ETN
BSC-E	Bear Stearns Companies Inc. The Depositary Shares (Each representing 1/4th of a share of 6.15% Cumulative Preferred Stock Series E)
BSC-F	Bear Stearns Companies Inc. The Depositary Shares (Each representing 1/4th of a share of 5.72% Cumulative Preferred Stock; Series F)
BSC-G	Bear Stearns Companies Inc. The Dep Shs(each rep 1/4th of a share of 5.49%cum pfd ser G
BSC-X	BEAR STEARNS CAPITAL TR III PFD TR 7.80%
BSC-X*	BEAR STEARNS CAPITAL TR III PFD TR 7.80%
BSCB	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2011
BSCC	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2012
BSCD	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2013
BSCE	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2014
BSCF	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2015
BSCG	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2016
BSCH	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2017
BSCI	CLAYMORE EXCHANGE TRD FD TR GUG BULL2018 E
BSCJ	CLAYMORE EXCHANGE TRD FD TR GUG BULL2019 E
BSCK	CLAYMORE EXCHANGE TRD FD TR GUG BULL2020 E
BSD	BLACKROCK STRATEGIC MUN TR COM
BSDM	BSD MED CORP DEL COM
BSE	BLACKROCK NY MUNI INC QLTY TR COM
BSET	BASSETT FURNITURE INDS INC COM
BSFT	BROADSOFT INC COM
BSG	BISYS Group Inc. The Common Stock
BSI	ALON BLUE SQUARE ISRAEL LTD SPONSORED ADR
BSJC	CLAYMORE EXCHANGE TRD FD TR GUGG BULL 2012
BSJD	CLAYMORE EXCHANGE TRD FD TR GUGG BULL 2013
BSJE	CLAYMORE EXCHANGE TRD FD TR GUGG BULL 2014
BSJF	CLAYMORE EXCHANGE TRD FD TR GUGG BULL 2015
BSJG	CLAYMORE EXCHANGE TRD FD TR GUG BLT2016 HY
BSJH	CLAYMORE EXCHANGE TRD FD TR GUG BLT2017 HY
BSJI	CLAYMORE EXCHANGE TRD FD TR GUG BLT2018 HY
BSK.A	Morgan Stanley
BSL	BLACKSTONE GSO FLTING RTE FUND COM
BSM	BSD Medical Corporation
BSMD	BIOSPHERE MEDICAL INC COM
BSML	BSML Inc. - Common Stock
BSMX	GRUPO FINANCIERO SANTANDER MEX SPON ADR SHS B
BSN.A	Morgan Stanley
BSP	AMERN STRATEGIC INCOME PTFL II COM
BSPM	BIOSTAR PHARMACEUTICALS INC COM NEW
BSQ	BANK AMER CORP STEP S&P500 12
BSQR	BSQUARE CORP COM NEW
BSR	BEAR STEARNS COS INC ALER MLP27 ETN
BSRR	SIERRA BANCORP COM
BST	Claymore Exchange-Traded Fund Trust
BSTC	BIOSPECIFICS TECHNOLOGIES CORP COM
BSTE	Biosite Inc. - Common Stock
BSTM	BLUESTEM BRANDS INC COM
BSV	VANGUARD BD INDEX FD INC SHORT TRM BOND
BSX	BOSTON SCIENTIFIC CORP COM
BSXT	BOE Financial Services of Virginia Inc. - Common Stock

BSY	BRITISH SKY BROADCASTING GROUP SPONSORED ADR
BT	BT GROUP PLC ADR
BTA	BLACKROCK LONG-TERM MUNI ADVNT COM
BTAH	FQF TR QUANT NET HG BET
BTAL	FQF TR QUANT NEUT ANT
BTC	COMMUNITY BANKERS TR CORP COM
BTC+	COMMUNITY BANKERS TR CORP WT EXP 060411
BTC=	COMMUNITY BANKERS TR CORP UNIT EX 060411
BTE	BAYTEX ENERGY CORP COM
BTF	BOULDER TOTAL RETURN FD INC COM
BTFG	BANCTRUST FINANCIAL GP COM
BTG	B2GOLD CORP COM
BTH	BLYTH INC COM NEW
BTHS	BENTHOS INC
BTI	BRITISH AMERN TOB PLC SPONSORED ADR
BTIM	BIOTIME INC COM
BTIM+	BIOTIME INC WT EXP 103110
BTJ	Bolt Technology Corp
BTK	BIOTECHNOLOGY INDEX XXX
BTM	OI S.A. SPN ADR REP PFD
BTM$	Brasil Telecom S.A. American Depositary Shares (Each representing 3 Preferred Shares)
BTM.C	OI S.A. SPONSORED ADR
BTM.C#	BRASIL TELECOM SA SPON ADR COM
BTN	BALLANTYNE STRONG INC COM
BTO	HANCOCK JOHN FINL OPPTYS FD SH BEN INT NEW
BTQ	MORGAN STANLEY PLUS S&P500 10
BTR	MERRILL LYNCH & CO INC RT MSCI BRA 09
BTRX	Barrier Therapeutics Inc. - Common Stock
BTT	BLACKROCK MUN TARGET TERM TR COM SHS BEN IN
BTU	PEABODY ENERGY CORP COM
BTU#	Peabody Energy Corporation Common Stock
BTUI	BTU INTL INC COM
BTX	BIOTIME INC COM
BTZ	BLACKROCK CR ALLCTN INC TR COM
BUCA	BUCA Inc. - Common Stock
BUCY	BUCYRUS INTL INC NEW COM
BUD	ANHEUSER BUSCH INBEV SA/NV SPONSORED ADR
BUF	Minrad International Inc
BUH	Buhrmann NV American Depositary Shares (Each representing one Ordinary Share)
BUI	BLACKROCK UTIL & INFRASTRCTURE COM
BUL.D	UBS AG
BUL.E	UBS AG
BULK	Navios Maritime Holdings Inc. - Common Stock
BULKU	Navios Maritime Holdings Inc. - Units 2008
BULKW	Navios Maritime Holdings Inc. - Warrants 2008
BUN	CITIGROUP FDG INC BUFF NT DJIA 10
BUND	PIMCO ETF TR GERM BD IDX FD
BUNL	DEUTSCHE BK AG LONDON BRH PWRSHR DB GERM
BUNT	DEUTSCHE BK AG LONDON BRH PWRSHR 3X GERM
BUR	BURCON NUTRASCIENCE CORP COM
BUS	COLUMBUS ACQUISITION CORP COM
BUS+	COLUMBUS ACQUISITION CORP WT EXP 051811
BUS=	COLUMBUS ACQUISITION CORP UNIT
BUSE	FIRST BUSEY CORP COM
BUSEP	First Busey Corporation - Capital Trust I - 9.00% Cumulative Trust Preferred Securities
BUTLE	Butler International Inc. - Common Stock
BUW	CITIGROUP FDG INC NT S&P500 10
BUYY	BUY.COM INC. Common Stock
BV	BAZAARVOICE INC COM
BVA	CORDIA BANCORP INC COM
BVC	Bay View Capital Corporation Common Stock

BVEW	BINDVIEW DEV CORP ##
BVEX	BioVex Group Inc. - Common Stock
BVF	BIOVAIL CORP COM
BVL	DEUTSCHE BK AG LDN BRH BG LARGE ETN
BVN	COMPANIA DE MINAS BUENAVENTURA SPONSORED ADR
BVSN	BROADVISION INC COM PAR $.001
BVT	DEUTSCHE BK AG LDN BRH BG TTL ETN
BVX	BOVIE MEDICAL CORP COM
BW	BRUSH ENGINEERED MATLS INC COM
BWA	BORGWARNER INC COM
BWA#	BorgWarner Inc. Common Stock
BWC	BABCOCK & WILCOX CO NEW COM
BWC#	BABCOCK & WILCOX CO NEW COM
BWCF	BWC Financial Corporation - Common Stock
BWEB	BackWeb Technologies Ltd. - Ordinary Shares
BWEN	BROADWIND ENERGY INC COM NEW
BWF	WELLS FARGO CAP XII ENH TRUPS7.875%
BWF*	WELLS FARGO CAP XII ENH TRUPS7.875%
BWG	LEGG MASON BW GLB INC OPP FD COM
BWINA	BALDWIN & LYONS INC CL A
BWINB	BALDWIN & LYONS INC CL B
BWL.A	BOWL AMER INC CL A
BWLD	BUFFALO WILD WINGS INC COM
BWN	MORGAN STANLEY TARGET 8%SP500
BWNG	Broadwing Corporation - Common Stock
BWO	MORGAN STANLEY STRATS S&P IDX
BWOW	WOWJOINT HOLDINGS LIMITED SHS
BWOWU	WOWJOINT HOLDINGS LIMITED UNITS 1SH & 1WR
BWOWW	WOWJOINT HOLDINGS LIMITED WT EXP 051513
BWP	BOARDWALK PIPELINE PARTNERS LP UT LTD PARTNER
BWR	MERRILL LYNCH & CO INC NT 8%CBOEBXD10
BWS	BROWN SHOE INC NEW COM
BWS#	Brown Shoe Company Inc. Common Stock
BWTR	BASIN WTR INC COM
BWV	BARCLAYS BK PLC ETN CBOE SPBUY
BWX	SPDR SERIES TRUST BRCLYS INTL ETF
BWY	BWAY HOLDING COMPANY COM
BWZ	SPDR SERIES TRUST SHRT INTL ETF
BX	BLACKSTONE GROUP L P COM UNIT LTD
BXA	MERRILL LYNCH & CO INC NT CBOE S&P 8%
BXB	MORGAN STANLEY BOXES 01/30/32
BXC	BLUELINX HLDGS INC COM
BXC^	BLUELINX HLDGS INC RT EXP 072211
BXC^#	BLUELINX HLDGS INC RT EXP 072211
BXDB	BARCLAYS BK PLC SHTB S&P500 14
BXDC	BARCLAYS BK PLC SHTC S&P500 14
BXDD	BARCLAYS BK PLC SHTD S&P500 14
BXE	BELLATRIX EXPLORATION LTD COM
BXG	BLUEGREEN CORP COM
BXL	Bexil Corp
BXMT	BLACKSTONE MTG TR INC COM CL A
BXP	BOSTON PROPERTIES INC COM
BXP-B	BOSTON PROPERTIES INC DEP 1/100 PF B
BXS	BANCORPSOUTH INC COM
BXS-A	BANCORPSOUTH CAP TR 1 PFD TR 8.15%
BXT	MERRILL LYNCH & CO INC STRIDS10% BA09
BXU	MERRILL LYNCH & CO INC NT 8% S&P BXM
BXUB	BARCLAYS BK PLC LNGB S&P500 14
BXUC	BARCLAYS BK PLC LNGC S&P500 14
BXXX	Brooke Corporation - Common Stock
BYBI	Back Yard Burgers Inc. - Common Stock

BYD	BOYD GAMING CORP COM
BYF.A	Bear Stearns & Co Inc
BYF.B	Bear Stearns & Co Inc
BYF.C	Bear Stearns & Co Inc
BYF.D	Bear Stearns & Co Inc
BYF.E	Bear Stearns & Co Inc
BYF.F	Bear Stearns & Co Inc
BYFC	BROADWAY FINL CORP DEL COM
BYG	MERRILL LYNCH & CO INC S&P RETAIL ETF10
BYI	BALLY TECHNOLOGIES INC COM
BYL	CITIGROUP FDG INC BUFF ISHS MSCI10
BYL-	Baylake Capital Trust I
BYL-*	Baylake Capital Trust I
BYM	BLACKROCK MUNICIPL INC QLTY TR COM
BYT	ISE SEMICONDUCTOR XXX
BYW+	Lehman Brothers
BZ	BOISE INC COM
BZ+	BOISE INC WT EXP 061811
BZA	BLACKROCK CA MUNICIPAL BOND TR COM
BZC	BREEZE EASTERN CORP COM
BZF	WISDOMTREE TRUST BRAZILN RL ETF
BZH	BEAZER HOMES USA INC COM NEW
BZI	XELR8 Holdings Inc
BZI+A	XELR8 Holdings Inc
BZI+B	XELR8 Holdings Inc
BZM	BLACKROCK MD MUNICIPAL BOND TR COM
BZMD	BEAZER HOMES USA INC NT SUB7.5%2013
BZP	BPZ Resources Inc
BZQ	PROSHARES TR ULT MSCIBZL CAPP
BZT	BEAZER HOMES USA INC TANGIBLE EQTY
BZU	BEAZER HOMES USA INC TNGBLE EQ UNIT
BZZ	CITIGROUP FDG INC BUFF FINL SPDR
C	CITIGROUP INC COM NEW
C+A	CITIGROUP INC WT EXP 010419
C+B	CITIGROUP INC WT EXP 102818
C-C	CITIGROUP INC DEP SHS 1/1000 C
C-E	CITIGROUP CAP XVII TRUPS 6.35%
C-F	CITIGROUP CAP XIX PFR SECS-TRUPS
C-F*	CITIGROUP CAP XIX PFR SECS-TRUPS
C-G	CITIGROUP CAP XX TRUPS 7.87% 67
C-G*	CITIGROUP CAP XX TRUPS 7.87% 67
C-H	CITIGROUP INC COM STK T-DECS
C-H*	Citigroup Inc. Depositary Shares (Each representing 1/5th of a share of 6.231% Cumulative Preferred Stock Series H)
C-I	CITIGROUP INC DEP SH 1/1000
C-I*	CITIGROUP INC DEP SH 1/1000
C-J	CITIGROUP CAP XII TR PFD SECS
C-J*	CITIGROUP CAP XII TR PFD SECS
C-M	CITIGROUP INC PFD1/1000 SR F
C-M*	CITIGROUP INC PFD1/1000 SR F
C-N	CITIGROUP CAP XIII TR PFD SECS
C-O	CITIGROUP CAP XIV TR PFD 6.875%
C-O*	CITIGROUP CAP XIV TR PFD 6.875%
C-P	CITIGROUP INC DEP SHS PFD AA
C-Q	CITIGROUP CAP XI CAP TRUPS 6%
C-R	CITIGROUP CAP X TRUPS 6.1%
C-S	CITIGROUP CAP IX PFD TR 6.00%
C-U	CITIGROUP CAP XV PFD TRUPS 6.5%
C-U*	CITIGROUP CAP XV PFD TRUPS 6.5%
C-V	CITIGROUP CAPITAL VII TRUPS 7.125%
C-V*	CITIGROUP CAPITAL VII TRUPS 7.125%

C-W	CITIGROUP CAP XVI PFD GTD 6.45%
C-W*	CITIGROUP CAP XVI PFD GTD 6.45%
C-Z	CITIGROUP CAP VIII TRUPS 6.95%
C-Z*	CITIGROUP CAP VIII TRUPS 6.95%
CA	CA INC COM
CAA	Capital Alliance Income Trust Ltd
CAAS	CHINA AUTOMOTIVE SYS INC COM
CAB	CABELAS INC COM
CABG	CABG Medical Inc. - Common Stock
CABL	CHINA CABLECOM HOLDINGS LTD SHS
CABLD	CHINA CABLECOM HOLDINGS LTD SHS NEW
CABLU	CHINA CABLECOM HOLDINGS LTD UNIT 1COM&2WTS
CABLW	CHINA CABLECOM HOLDINGS LTD WT EXP 041010
CABUD	CHINA CABLECOM HOLDINGS LTD UNIT 1COM&2WTS
CAC	CAMDEN NATL CORP COM
CACA	CHARDAN 2008 CHINA ACQST CORP SHS
CACAU	CHARDAN 2008 CHINA ACQST CORP UNIT EX 000012
CACAW	CHARDAN 2008 CHINA ACQST CORP WT EXP 081112
CACB	CASCADE BANCORP COM NEW
CACBD	CASCADE BANCORP COM NEW
CACC	CREDIT ACCEP CORP MICH COM
CACG	CHART ACQUISITION CORP COM
CACGU	CHART ACQUISITION CORP UNIT EX 000016
CACGW	CHART ACQUISITION CORP WT EXP 121917
CACH	CACHE INC COM NEW
CACHR	CACHE INC RT
CACI	CACI INTL INC CL A
CACS	Carrier Access Corporation - Common Stock
CAD	PIMCO ETF TR CDA BD IDX FD
CADA	CAM Commerce Solutions Inc. - Common Stock
CADC	CHINA ADVANCED CONSTR MATLS GP COM
CADE	CADENCE FINL CORP COM
CADX	CADENCE PHARMACEUTICALS INC COM
CAE	CAE INC COM
CAEI	CHINA ARCHITECTURAL ENGR INC COM NEW
CAEID	CHINA ARCHITECTURAL ENGR INC COM NEW
CAF	MORGAN STANLEY CHINA A SH FD COM
CAFE	BARCLAYS BK PLC IPT COFFEE ETN
CAFI	CAMCO FINL CORP COM
CAF^	MORGAN STANLEY CHINA A SH FD RT
CAF^#	MORGAN STANLEY CHINA A SH FD RT
CAG	CONAGRA FOODS INC COM
CAGC	CHINA AGRITECH INC COM NEW
CAH	CARDINAL HEALTH INC COM
CAH#	CARDINAL HEALTH INC EX DISTRIB
CAHS	COLONY AMERN HOMES INC COM
CAI	CACI INTL INC CL A
CAJ	CANON INC SPONSORED ADR
CAK	CAMAC ENERGY INC COM
CAKE	CHEESECAKE FACTORY INC COM
CAL	CONTINENTAL AIRLS INC CL B
CALC	CALIFORNIA COASTAL CMNTYS INC COM NEW
CALD	CALLIDUS SOFTWARE INC COM
CALI	CHINA AUTO LOGISTICS INC COM NEW
CALL	MAGICJACK VOCALTEC LTD SHS
CALM	CAL MAINE FOODS INC COM NEW
CALP	CALIPER LIFE SCIENCES INC COM
CALPW	CALIPER LIFE SCIENCES INC WT EXP 080911
CALX	CALIX INC COM
CAM	CAMERON INTERNATIONAL CORP COM
CAM#	Cameron International Corporation Common Stock

CAMD	CALIFORNIA MICRO DEVICES CORP COM
CAMP	CALAMP CORP COM
CAMT	CAMTEK LTD ORD
CANE	TEUCRIUM COMMODITY TR SUGAR FD
CANI	Carreker Corporation - Common Stock
CAO	CSK Auto Corporation Common Stock
CAP	CAI INTERNATIONAL INC COM
CAPA	CAPITAL ART INC COM
CAPB	CapitalSouth Bancorp - Common Stock
CAPE	BARCLAYS BK PLC BARC ETN+SHILL
CAPS	CAPSTONE THERAPEUTICS CORP COM
CAPX	Capital Crossing Bank - Common Stock
CAQ	CITIGROUP GLOBAL MKTS HLDGS NT PRIN PR
CAR	AVIS BUDGET GROUP COM
CARB	CARBONITE INC COM
CARH	CHINA AUTO RENT HLDGS INC SPON ADS REP ORD
CARN	Carrington Laboratories Inc. - Common Stock
CARS	CAPITAL AUTO SBI ##
CARSO	CAPITAL AUTO PFD B
CARSP	CAP AUTO REIT PFD ##
CART	CAROLINA TR BK LINCOLNTON NC COM
CARV	CARVER BANCORP INC COM NEW
CARVD	CARVER BANCORP INC COM NEW
CARZ	FIRST TR EXCHANGE TRADED FD II AUTO INDEX FD
CAS	CASTLE A M & CO COM
CASA	MEXICAN RESTAURANTS INC COM
CASB	CASCADE FINL CORP COM
CASC	CASCADE CORP COM
CASH	META FINL GROUP INC COM
CASM	CAS MED SYS INC COM PAR $0.004
CASS	CASS INFORMATION SYS INC COM
CAST	CHINACAST ED CORP COM
CASTU	ChinaCast Education Corporation - Unit 3/16/2009
CASTW	ChinaCast Education Corporation - Warrant 3/16/2009
CASY	CASEYS GEN STORES INC COM
CAT	CATERPILLAR INC DEL COM
CATG	Cambridge Antibody Technology Group plc - American Depositary Shares
CATM	CARDTRONICS INC COM
CATO	CATO CORP NEW CL A
CATS	CATASYS INC COM PAR $.0001 N
CATT	CATAPULT COMMUNICATIONS CORP COM
CATY	CATHAY GENERAL BANCORP COM
CAU	Canyon Resources Corp
CAV	CAVALIER HOMES INC COM
CAVB	Cavalry Bancorp Inc. - Common Stock
CAVM	CAVIUM INC COM
CAVO	CAVICO CORPORATION COM NEW
CAW	CCA INDS INC COM
CAX	MORGAN STANLEY NT CHNA IDX 09
CAZA	CAZADOR ACQUISITION CORPORATIO SHS
CAZAU	CAZADOR ACQUISITION CORPORATIO UNIT 1 COM
CAZAW	CAZADOR ACQUISITION CORPORATIO WT EXP 000015
CB	CHUBB CORP COM
CB-B	The Chubb Corporation 7.00% Equity Units
CBA	Brilliance China Automotive Holdings Limited American Depository Shares (each rep 100 Hong Kong commom shares)
CBAK	CHINA BAK BATTERY INC COM NEW
CBAN	COLONY BANKCORP INC COM
CBB	CINCINNATI BELL INC NEW COM
CBB-B	CINCINNATI BELL INC NEW PFD CV DEP1/20
CBBO	COLUMBIA BANCORP ORE COM

CBC	CAPITOL BANCORP LTD COM
CBC-A	CAPITOL BANCORP TR I PFD TR 8.50%
CBC-B	CAPITOL TR XII TRUST PFD 10.50%
CBCF	Citizens Banking Corporation - Common Stock
CBD	COMPANHIA BRASILEIRA DE DISTRB SPN ADR PFD CL A
CBE	COOPER INDUSTRIES PLC SHS
CBE#	Cooper Industries Ltd. Class A Common Shares
CBEH	CHINA INTEGRATED ENERGY INC COM
CBEY	CBEYOND INC COM
CBF	CAPITAL BK FINL CORP CL A COM
CBG	CBRE GROUP INC CL A
CBG#	CB Richard Ellis Group Inc. Class A Common Stock $0.01 par value
CBH	Commerce Bancorp Inc. Common Stock
CBHI	Centennial Bank Holdings Inc. - Common Stock
CBI	CHICAGO BRIDGE & IRON CO N V N Y REGISTRY SH
CBIN	COMMUNITY BK SHS IND INC COM
CBIZ	CBIZ Inc. - Common Stock
CBJ	AB SVENSK EXPORTKREDIT RTN CONS INX09
CBK	CHRISTOPHER & BANKS CORP COM
CBKN	CAPITAL BK CORP COM
CBL	CBL & ASSOC PPTYS INC COM
CBL-B	CBL & Associates Properties Inc. 8.75% Series B Cumulative Redeemable Preferred Stock
CBL-B*	CBL & Associates Properties Inc. 8.75% Series B Cumulative Redeemable Preferred Stock
CBL-C	CBL & ASSOC PPTYS INC PFD 1/10C7.75%
CBL-C*	CBL & ASSOC PPTYS INC PFD 1/10C7.75%
CBL-D	CBL & ASSOC PPTYS INC PFD 1/10 SER D
CBL-E	CBL & ASSOC PPTYS INC DEP 1/10TH PFD
CBLI	CLEVELAND BIOLABS INC COM
CBM	CAMBREX CORP COM
CBMD	Columbia Bancorp Common Stock
CBMX	COMBIMATRIX CORPORATION COM NEW
CBMXD	CombiMatrix Corporation - Common Stock $0.001 Par Value
CBMXW	COMBIMATRIX CORPORATION WT NEW 050114
CBN	Cornerstone Bancorp Inc
CBND	SPDR SERIES TRUST BRC ISSUER SCORD
CBNJ	CAPE BANCORP INC COM
CBNK	CHICOPEE BANCORP INC COM
CBOE	CBOE HLDGS INC COM
CBON	Community Bancorp - Common Stock
CBOU	CARIBOU COFFEE INC COM
CBP	CHINA BOTANIC PHARMACEUTICAL COM
CBPO	CHINA BIOLOGIC PRODS INC COM
CBR	CIBER INC COM
CBRL	CRACKER BARREL OLD CTRY STORE COM
CBRX	COLUMBIA LABS INC COM
CBS	CBS CORP NEW CL B
CBS#	CBS CORPORATION
CBS.A	CBS CORP NEW CL A
CBS.A#	CBS CORPORATION
CBSAN	Capital One Financial Corporation - Costal Capital Trust I - 9.00%Cumulative Trust Preferred Securities
CBSH	COMMERCE BANCSHARES INC COM
CBSS	Compass Bancshares Inc. - Common Stock
CBST	CUBIST PHARMACEUTICALS INC COM
CBT	CABOT CORP COM
CBTE	COMMONWEALTH BIOTECHNOLOGIES COM
CBU	COMMUNITY BK SYS INC COM
CBUK	Cutter & Buck Inc. - Common Stock
CBY	CADBURY PLC SPONS ADR
CBZ	CBIZ INC COM
CC	Circuit City Stores Inc. Common Stock
CCA	MFS CALIF MUN FD COM

CCBD	COMMUNITY CENTRAL BANK CORP COM
CCBG	CAPITAL CITY BK GROUP INC COM
CCBI	Commercial Capital Bancorp Inc. - Common Stock
CCBL	C-COR Incorporated - Common Stock
CCBN	Central Coast Bancorp Common Stock
CCBP	COMM BANCORP INC COM
CCC	CALGON CARBON CORP COM
CCCG	CCC Information Services Group Inc. Common Stock
CCCL	CHINA CERAMICS CO LTD SHS
CCCLU	CHINA CERAMICS CO LTD UNITS 1SH & 1WT
CCCLW	CHINA CERAMICS CO LTD WTS ON 111612
CCDC	Concorde Career Colleges Inc. Common Stock
CCE	COCA COLA ENTERPRISES INC NEW COM
CCF	CHASE CORP COM
CCFG	CRESCENT CAP FIN GROUP INC COM
CCFH	CCF Holding Company - Common Stock
CCFI	COMMUNITY CHOICE FINANCIAL INC COM
CCG	CAMPUS CREST CMNTYS INC COM
CCG-A	CAMPUS CREST CMNTYS INC PFD SER A 8%
CCGM	CHINA CGAME INC COM
CCGP	CONCOURS GROUP INC
CCH	COCA-COLA HBC AG SPONSORED ADR
CCH#	COCA-COLA HBC AG SPONSORED ADR
CCI	CROWN CASTLE INTL CORP COM
CCI#	Crown Castle International Corp. Common Stock
CCIH	CHINACACHE INTL HLDG LTD SPON ADR
CCIX	COLEMAN CABLE INC COM
CCJ	CAMECO CORP COM
CCK	CROWN HOLDINGS INC COM
CCL	CARNIVAL CORP PAIRED CTF
CCM	CONCORD MED SVCS HLDGS LTD SPONSORED ADR
CCME	CHINA MEDIAEXPRESS HLDGS INC COM
CCME+	CHINA MEDIAEXPRESS HLDGS INC WT EXP 101711
CCME=	CHINA MEDIAEXPRESS HLDGS INC UNIT EX 101711
CCMP	CABOT MICROELECTRONICS CORP COM
CCNE	CNB FINL CORP PA COM
CCO	CLEAR CHANNEL OUTDOOR HLDGS IN CL A
CCOI	COGENT COMM GROUP INC COM NEW
CCOW	Capital Corp of the West - Common Stock
CCP-A	CHEVY CHASE PFD CAP CORP PFD A EXCH %
CCP-A*	CHEVY CHASE PFD CAP CORP PFD A EXCH %
CCPCN	CAPITAL CROSSING PFD CORP PFD EXCH SER D
CCPCO	Capital Crossing Preferred Corporation - Series C Non-Cumulative Exchangeable Preferred Stock
CCPCP	Capital Crossing Preferred Corporation - Series A Non-Cumulative Exchangeable Preferred Stock
CCRD	CreditCards.com Inc. - COMMON STOCK
CCRN	CROSS CTRY HEALTHCARE INC COM
CCRT	COMPUCREDIT HLDGS CORP COM
CCS	COMCAST CORP NEW NT 6.625%2056
CCS*	COMCAST CORP NEW NT 6.625%2056
CCSC	COUNTRY STYLE COOKING RESTAURA SPONSORED ADR
CCT	COMCAST CORP NEW NT 7.00% 2055
CCT*	COMCAST CORP NEW NT 7.00% 2055
CCU	COMPANIA CERVECERIAS UNIDAS SA SPONSORED ADR
CCU#	Clear Channel Communications Inc. Common Stock
CCUR	CONCURRENT COMPUTER CORP NEW COM PAR $.01
CCURD	CONCURRENT COMPUTER CORP NEW COM PAR $.01
CCV	COMCAST CORP NEW NT 61
CCVS	CITIZENS COMM BANCSHARES INC COM
CCVX	UBS AG LONDON BRH ETRACS 3MN EQT
CCW	COMCAST CORP NEW NT SER B 7.00%
CCW*	COMCAST CORP NEW NT SER B 7.00%

CCX	WISDOMTREE TR DREYFUS CMM FD
CCX-C	CHEVY CHASE BANK F.S.B. 8.0% NON CUML PERP SER C PFD
CCX-C*	CHEVY CHASE BK FSB PFD SER C
CCXE	WISDOMTREE TRUST COMM COUNTRY EQ
CCXI	CHEMOCENTRYX INC COM
CCZ	COMCAST HOLDINGS CORP ZONES CV2% PCS
CD	Cendant Corporation Common Stock
CD#	Cendant Corporation Common Stock
CDCS	CDC SOFTWARE CORP SPN ADR LV III
CDCY	CompuDyne Corporation - Common Stock
CDD	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-25 Class A-1 (Issued by Dominion Resources Capital Trust)
CDD*	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-25 Class A-1 (Issued by Dominion Resources Capital Trust)
CDE	COEUR MNG INC COM NEW
CDE+	COEUR MNG INC WT EXP 041617
CDEEY	COMPANHIA DE GERACAO
CDI	C D I CORP COM
CDIC	CARDIODYNAMICS INTL CORP COM NEW
CDICD	CARDIODYNAMICS INTL CORP COM NEW
CDII	CD INTL ENTERPRISES INC COM
CDIS	Cal Dive International Inc. - Common Stock
CDK	BANK AMER CORP CLIRN S&P500 12
CDL	CITADEL BROADCASTING CORPORATION
CDL#	Citadel Broadcasting Corporation Common Stock
CDM	CHINA CENTY DRAGON MEDIA INC COM NEW
CDMS	Cadmus Communications Corporation - Common Stock
CDNS	CADENCE DESIGN SYSTEM INC COM
CDR	CEDAR REALTY TRUST INC COM NEW
CDR-A	CEDAR REALTY TRUST INC PFD A 8.875
CDR-A*	CEDAR REALTY TRUST INC PFD A 8.875
CDR-B	CEDAR REALTY TRUST INC PFD-B 7.25%
CDS	China Direct Inc. - Common Stock
CDS+	Cold Spring Capital Inc
CDS=	Cold Spring Capital Inc
CDSDD	CHINA DIRECT INC COM NEW
CDSS	Citadel Security Software Inc. - When-Issued Common Stock
CDSWS	COLD SPRING CAP INC WTS
CDTI	CLEAN DIESEL TECHNOLOGIES INC COM PAR $.01
CDTID	CLEAN DIESEL TECHNOLOGIES INC COM PAR $.01
CDV	CD&L Inc
CDWC	CDW Corporation - Common Stock
CDXS	CODEXIS INC COM
CDY	CARDERO RES CORP COM
CDZI	CADIZ INC COM NEW
CE	CELANESE CORP DEL COM SER A
CE-	CELANESE CORP DEL PFD 4.25% CONV
CE-*	CELANESE CORP DEL PFD 4.25% CONV
CEA	CHINA EASTN AIRLS LTD SPON ADR CL H
CEB	CORPORATE EXECUTIVE BRD CO COM
CEBK	CENTRAL BANCORP INC MASS COM
CEC	CEC ENTMT INC COM
CECE	CECO ENVIRONMENTAL CORP COM
CECO	CAREER EDUCATION CORP COM
CECX	CHINA EXECUTIVE ED CORP COM
CEDC	CENTRAL EUROPEAN DIST CORP COM
CEDU	CHINAEDU CORP SPONS ADR
CEE	CENTRAL EUR RUSS & TURK FD INC COM
CEF	CENTRAL FD CDA LTD CL A
CEG	CONSTELLATION ENERGY GROUP INC COM
CEG-A	CONSTELLATION ENERGY GROUP INC JR SUB A8.625%

CEG-A*	CONSTELLATION ENERGY GROUP INC JR SUB A8.625%
CEGE	CELL GENESYS INC COM
CEI	Crescent Real Estate Equities Company Common Stock
CEI-A	Crescent Real Estate Equities Company 6 3/4% Series A Convertible Cumulative Preferred Shares of Beneficial Interest
CEI-A*	Crescent Real Estate Equities Company 6 3/4% Series A Convertible Cumulative Preferred Shares of Beneficial Interest
CEI-B	Crescent Real Estate Equities Company 9.50% Series B Cumulative Redeemable Preferred Shares
CEI-B*	Crescent Real Estate Equities Company 9.50% Series B Cumulative Redeemable Preferred Shares
CEL	CELLCOM ISRAEL LTD SHS
CELG	CELGENE CORP COM
CELGZ	CELGENE CORP CONTIN VAL RT
CELH	CELSIUS HOLDINGS INC COM NEW
CELHW	CELSIUS HOLDINGS INC WT EXP 020813
CELL	BRIGHTPOINT INC COM NEW
CELM	CHINA ELEC MTR INC COM NEW
CEM	CLEARBRIDGE ENERGY MLP FD INC COM
CEMH	ML STRIDES EMC ##
CEMI	CHEMBIO DIAGNOSTICS INC COM NEW
CEMP	CEMPRA INC COM
CEN	Ceridian Corporation Common Stock
CENF	Central Freight Lines Inc. - Common Stock
CENT	CENTRAL GARDEN & PET CO COM
CENTA	CENTRAL GARDEN & PET CO CL A NON-VTG
CENX	CENTURY ALUM CO COM
CEO	CNOOC LTD SPONSORED ADR
CEP	CONSTELLATION ENERGY PRTNR LLC COM UNIT LLC B
CEPH	CEPHALON INC COM
CEQ	Morgan Stanley
CER-	Central Illinois Light Company 4 1/2% Preferred Stock (Cumulative)
CERE	CERES INC COM
CERG	Ceres Group Inc. - Common Stock
CERN	CERNER CORP COM
CERP	CEREPLAST INC COM NEW
CERS	CERUS CORP COM
CESI	Catalytica Energy Systems Inc. - Common Stock
CESV	China Energy Savings Technology Inc. - Common Stock
CET	CENTRAL SECS CORP COM
CETV	CENTRAL EUROPEAN MEDIA ENTRPRS CL A NEW
CEU	CHINA ED ALLIANCE INC COM PAR $0.001
CEV	EATON VANCE CA MUNI INCOME TR SH BEN INT
CEVA	CEVA INC COM
CEW	WISDOMTREE TRUST DRYFS CURR ETF
CEY	Certegy Inc. Common Stock
CEZ	BANK AMER CORP LIRN S&P500 10
CF	CF INDS HLDGS INC COM
CFBK	CENTRAL FED CORP COM NEW
CFC	Countrywide Financial Corporation Common Stock
CFC-A	COUNTRYWIDE CAP IV PFD TR 6.75%
CFC-B	COUNTRYWIDE CAP V GTD CAP SEC 7%
CFCI	CFC International Inc. Common Stock
CFCP	Coastal Financial Corporation - Common Stock
CFD	NUVEEN DIVERSIFIED COMMODTY FD COM UT BEN INT
CFE	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-10 (Issued by Motorola Inc.)
CFE*	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-10 (Issued by Motorola Inc.)
CFFC	COMMUNITY FINL CORP VA COM
CFFI	C & F FINL CORP COM
CFFN	CAPITOL FED FINL INC COM
CFFND	CAPITOL FED FINL INC COM
CFHI	Coast Financial Holdings Inc. - Common Stock
CFI	CULP INC COM

CFK	CE FRANKLIN LTD COM
CFL	BRINKS HOME SEC HLDGS INC COM
CFL#	BRINKS HOME SECURITY HOLDINGS INC
CFM	Morgan Stanley
CFN	CAREFUSION CORP COM
CFN#	CAREFUSION CORP COM
CFN*	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-11 due 1/1/2027 (Issued by Aon Capital)
CFNB	CALIFORNIA FIRST NTNL BANCORP COM
CFNL	CARDINAL FINL CORP COM
CFO	CITIGROUP FUNDING INC
CFO*	Citigroup Funding Inc.
CFP	CORNERSTONE PROGRESSIVE RTN FD COM
CFR	CULLEN FROST BANKERS INC COM
CFR-A	CULLEN FROST BANKERS INC PERP PFD SER A %
CFS	COMFORCE CORP COM
CFSG	CHINA FIRE & SEC GROUP INC COM
CFSI	Collegiate Funding Services Inc. - Common Stock
CFT	ISHARES TR BARCLYS CR BD
CFU	BANK AMER CORP CAP S&P500 10
CFW	CANO PETE INC COM
CFX	COLFAX CORP COM
CG	CARLYLE GROUP L P COM UTS LTD PTN
CGA	CHINA GREEN AGRICULTURE INC COM
CGC	CAPITAL GOLD CORP COM NEW
CGD	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-12 Class A-1 (Issued by Royal & Sun Alliance Insurance Group plc)
CGD*	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-12 Class A-1 (Issued by Royal & Sun Alliance Insurance Group plc)
CGEI	CHINA GROWTH EQUITY INV LTD SHS
CGEIU	CHINA GROWTH EQUITY INV LTD UNIT 1COM&1WT
CGEIW	CHINA GROWTH EQUITY INV LTD WT EXP 040516
CGEN	COMPUGEN LTD ORD
CGFW	CYBERGUARD CORP ##
CGG	CGG SPONSORED ADR
CGI	CELADON GROUP INC COM
CGIX	CANCER GENETICS INC COM
CGK	Citigroup Funding Inc.
CGL.A	CAGLES INC CL A
CGM	Congoleum Corp
CGN	Cognitronics Corp
CGNX	COGNEX CORP COM
CGO	CALAMOS GLOBAL TOTAL RETURN FD COM SH BEN INT
CGP-T	Coastal Finance I 8.375% Trust Originated Preferred Securities (TOPrS)
CGP-T*	Coastal Finance I 8.375% Trust Originated Preferred Securities (TOPrS)
CGPI	CollaGenex Pharmaceuticals Inc. - Common Stock
CGQ	BANK AMER CORP LEV S&P500 12
CGR	CLAUDE RES INC COM
CGRB	COUGAR BIOTECHNOLOGY INC COM
CGS	Chyron Corporation
CGT	CAE INC COM
CGTK	Corgentech Inc. - Common Stock
CGTKD	CORGENTECH INC.
CGV	CGG VERITAS SPONSORED ADR
CGV#	Compagnie Generale de Geophysique-Veritas American Depositary Shares (Each representing one-fifth of an Ordinary Share)
CGV*	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-15 Class A-1 (Issued by JPM Capital Trust I) due January 15 2027
CGW	CLAYMORE EXCHANGE TRD FD TR 2 GUGG S&P GBL WTR
CGX	CONSOLIDATED GRAPHICS INC COM
CGY	CITIGROUP GLOBAL MARKETS
CGY*	Citigroup Global Markets

CH	ABERDEEN CHILE FD INC COM
CH#	
CHA	CHINA TELECOM CORP LTD SPON ADR H SHS
CHAP	Chaparral Steel Company - Common Stock
CHB	CHAMPION ENTERPRISES INC COM
CHBT	CHINA-BIOTICS INC COM
CHC	CHINA HYDROELECTRIC CORP SPONSORED ADR
CHC+	CHINA HYDROELECTRIC CORPORATN WT EXP 012514
CHCI	COMSTOCK HLDG COS INC CL A
CHCO	CITY HLDG CO COM
CHD	CHURCH & DWIGHT INC COM
CHDN	CHURCHILL DOWNS INC COM
CHDX	CHINDEX INTERNATIONAL INC COM
CHE	CHEMED CORP NEW COM
CHEF	CHEFS WHSE INC COM
CHEP	FQF TR QUANT NEUT VAL
CHEV	CHEVIOT FINL CORP NEW COM
CHEVD	CHEVIOT FINL CORP NEW COM
CHF	Converium Finance S.A. 8.25% Guaranteed Subordinated Notes due 2032
CHF*	Converium Finance S.A. 8.25% Guaranteed Subordinated Notes due 2032
CHFC	CHEMICAL FINL CORP COM
CHFN	CHARTER FINL CORP MD COM
CHG	CH ENERGY GROUP INC COM
CHGH	CHINA HERB GROUP HLDGS CORP COM
CHGS	CHINA GENGSHENG MINERALS INC COM
CHH	CHOICE HOTELS INTL INC COM
CHI	CALAMOS CONV OPP AND INC FD SH BEN INT
CHIB	GLOBAL X FDS CHINA TECH ETF
CHIC	CHARLOTTE RUSSE HLDG INC COM
CHIE	GLOBAL X FDS CHINA ENRG ETF
CHII	GLOBAL X FDS CHINA INDL ETF
CHIM	GLOBAL X FDS GBLX CHIMATL NEW
CHINA	CDC CORPORATION SHS CLASS -A -
CHIND	CDC CORPORATION SHS A NEW
CHIO	CHINA INSONLINE CORP COM
CHIP	VERICHIP CORP COM
CHIQ	GLOBAL X FDS CHINA CONS ETF
CHIR	Chiron Corporation - Common Stock
CHIX	GLOBAL X FDS CHINA FINL ETF
CHK	CHESAPEAKE ENERGY CORP COM
CHK-A	Chesapeake Energy Corporation 6.00% Cumulative Convertible Preferred Stock
CHK-B	Chesapeake Energy Corporation 5% Cumulative Convertible Preferred Stock
CHK-D	CHESAPEAKE ENERGY CORP PFD CONV
CHK-E	CHESAPEAKE ENERGY CORP 6.25% PFD CONV
CHKE	CHEROKEE INC DEL NEW COM
CHKM	CHESAPEAKE MIDSTREAM PARTNERS UNIT
CHKP	CHECK POINT SOFTWARE TECH LTD ORD
CHKR	CHESAPEAKE GRANITE WASH TR COM SH BEN INT
CHL	CHINA MOBILE LIMITED SPONSORED ADR
CHLC	MARKET VECTORS ETF TR RENMINBI BOND
CHLN	CHINA HOUSING & LAND DEV INC COM
CHM	China Healthcare Acquisition Corp
CHM+	China Healthcare Acquisition Corp
CHM=	China Healthcare Acquisition Corp
CHMG	CHEMUNG FINL CORP COM
CHMP	CHAMPION INDS INC W V COM
CHMT	CHEMTURA CORP COM NEW
CHN	CHINA FD INC COM
CHNG	CHINA NAT GAS INC COM NEW
CHNL	Channell Commercial Corporation - Common Stock
CHNR	CHINA NATURAL RESOURCES INC COM

CHOC	BARCLAYS BK PLC IPTH PURE COCA
CHOP	CHINA GERUI ADV MAT GR LTD SHS
CHOPU	CHINA GERUI ADV MAT GR LTD UNIT EX 031911
CHOPW	CHINA GERUI ADV MAT GR LTD WT EXP 031911
CHP	C&D TECHNOLOGIES INC COM
CHQ	Challenger Energy Corp
CHR	SCOR Holding (Switzerland) Ltd. American Depositary Shares (Each representing one-half of one Share)
CHRD	CHORDIANT SOFTWARE INC COM NEW
CHRDD	Chordiant Software Inc. - Common Stock
CHRK	Cherokee International Corporation - Common Stock
CHRM	CHARM COMMUNICATIONS INC ADR SHS CL A
CHRS	CHARMING SHOPPES INC COM
CHRT	CHARTERED SEMICONDUCTOR MFG SPONSORED ADR
CHRTD	CHARTERED SEMICONDUCTOR MFG SPONSORED ADR
CHRTR	CHARTERED SEMICONDUCTOR MFG RT ADR 2009
CHRW	C H ROBINSON WORLDWIDE INC COM NEW
CHRZ	Computer Horizons Corp. - Common Stock
CHS	CHICOS FAS INC COM
CHSCP	CHS INC PFD 8%
CHSI	CATALYST HEALTH SOLUTIONS INC COM
CHSP	CHESAPEAKE LODGING TR SH BEN INT
CHSP-A	CHESAPEAKE LODGING TR 7.75% PFD SER A
CHT	CHUNGHWA TELECOM CO LTD SPON ADR NEW11
CHT#	CHUNGHWA TELECOM CO LTD SPON ADR NEW11
CHTP	CHELSEA THERAPEUTICS INTL LTD COM
CHTR	CHARTER COMMUNICATIONS INC DEL CL A NEW
CHTT	CHATTEM INC COM
CHU	CHINA UNICOM (HONG KONG) LTD SPONSORED ADR
CHU#	China Unicom (Hong Kong) Limited American Depositary Shares (Each representing 10 Ordinary Shares)
CHUX	O CHARLEYS INC COM
CHUY	CHUYS HLDGS INC COM
CHV	Churchill Ventures Ltd
CHV+	Churchill Ventures Ltd
CHV=	Churchill Ventures Ltd.
CHW	CALAMOS GBL DYN INCOME FUND COM
CHXF	WISDOMTREE TR CHINADIV EX FI
CHXX	EGA EMERGING GLOBAL SHS TR EGS CHIN INF ETF
CHY	CALAMOS CONV & HIGH INCOME FD COM SHS
CHYR	CHYRONHEGO CORP COM
CHZ	Chittenden Corporation Common Stock
CHZ-A	Chittenden Capital Trust I 8.00% Capital Securities
CHZ-A*	Chittenden Capital Trust I 8.00% Capital Securities
CI	CIGNA CORPORATION COM
CIA	CITIZENS INC CL A
CIB	BANCOLOMBIA S A SPON ADR PREF
CIDM	CINEDIGM DIGITAL CINEMA CORP COM
CIE	COBALT INTL ENERGY INC COM
CIEN	CIENA CORP COM NEW
CIEND	Ciena Corporation - Common Stock
CIF	MFS INTERMEDIATE HIGH INC FD SH BEN INT
CIFC	CIFC CORP COM
CIG	COMPANHIA ENERGETICA DE MINAS SP ADR N-V PFD
CIG.C	COMPANHIA ENERGETICA DE MINAS SPONSORED ADR
CIGX	STAR SCIENTIFIC INC COM
CII	BLACKROCK ENH CAP & INC FD INC COM
CIIC	CHINA INFRASTRUCTURE INVT CORP COM
CIK	CREDIT SUISSE ASSET MGMT INCOM COM
CIL	CHINA INTLLGNT LTG & ELCTR INC COM NEW
CIL*	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-20 Class A-1 due 6/1/2027 (Issued by Washington Mutual Capital I)
CIM	CHIMERA INVT CORP COM

CIMT	CIMATRON LTD ORD
CIN	CINergy Corp. Common Stock
CIN-A	The Cincinnati Gas & Electric Company Cumulative Preferred Stock 4% Series
CIN-A*	The Cincinnati Gas & Electric Company Cumulative Preferred Stock 4% Series
CIN-B	PSI Energy Inc. 4.16% Cumulative Preferred Stock
CIN-B*	PSI Energy Inc. 4.16% Cumulative Preferred Stock
CIN-C	PSI Energy Inc. 4.32% Cumulative Preferred Stock
CIN-C*	PSI Energy Inc. 4.32% Cumulative Preferred Stock
CINF	CINCINNATI FINL CORP COM
CIO	ASIA SPECIAL SIT ACQST CORP SHS
CIO+	ASIA SPECIAL SIT ACQST CORP WT EXP 011612
CIO=	ASIA SPECIAL SIT ACQST CORP UNIT EX
CIPH	Ciphergen Biosystems Inc. - Common Stock
CIPHE	Ciphergen Biosystems Inc. Common Stock
CIR	CIRCOR INTL INC COM
CIS	CAMELOT INFORMATION SYS INC ADS RP ORD SHS
CISAA	CIS ACQUISITION LTD SHS SER A
CISAU	CIS ACQUISITION LTD UNIT EX 000017
CISAW	CIS ACQUISITION LTD WT EXP 000017
CISG	CNINSURE INC SPONSORED ADR
CIT	CIT GROUP INC COM NEW
CIT-A	CIT GROUP INC PFD A 6.350%
CIT-C	CIT GROUP INC 8.75%PFD SER C
CIT-Z	CIT GROUP INC CORP UNITS
CITP	COMSYS IT PARTNERS INC COM
CITZ	CFS BANCORP INC COM
CIU	ISHARES TR BARCLYS INTER CR
CIX	COMPX INTERNATIONAL INC CL A
CIZ	Citizens Holding Company
CIZN	CITIZENS HLDG CO MISS COM
CJA	VALE CAP LTD NT RIO CV VALE
CJB	VALE CAP LTD NT RIO P VALE
CJBK	CENTRAL JERSEY BANCORP NJ COM
CJES	C&J ENERGY SVCS INC COM
CJJD	CHINA JO-JO DRUGSTORES INC COM NEW
CJJDD	CHINA JO-JO DRUGSTORES INC COM NEW
CJM	Capital Automotive REIT
CJO	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-21 Class A-1 (Issued by AT&T Corp.) due 3/15/2029
CJR	CORUS ENTERTAINMENT INC COM CL B NON VTG
CJS	VALE CAP II GTD CV 6.75%12
CJT	VALE CAP II VALEP 6.75%12
CK	CKE INC COM
CKCM	Click Commerce Inc. - Common Stock
CKEC	CARMIKE CINEMAS INC COM
CKFR	CheckFree Corporation - Common Stock
CKH	SEACOR HOLDINGS INC COM
CKH#	SEACOR HOLDINGS INC EX DISTRIB
CKI	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-16 Class A-1 (Issued by Georgia Pacific Corporation) due November 15 2029
CKK	CITIGROUP FDG INC CITI AMEX U.S.11
CKN	Cash Systems Inc
CKNN	Cash Systems Inc - Common Stock
CKP	CHECKPOINT SYS INC COM
CKR	CKE RESTAURANTS INC COM
CKSW	CLICKSOFTWARE TECHNOLOGIES LTD ORD
CKX	CKX LANDS INC COM
CKXE	CKX INC COM
CL	COLGATE PALMOLIVE CO COM
CLA	CAPITOL ACQUISITION CORP DEL COM
CLA+	CAPITOL ACQUISITION CORP DEL WT EXP 110812

CLA=	CAPITOL ACQUISITION CORP DEL UNIT EX 072412
CLACU	CAPITOL ACQUISITION CORP II UNIT 1 000016
CLAS	Classmates Media Corporation - Common Stock
CLAY	Clayton Holdings Inc. - Common Stock
CLB	CORE LABORATORIES N V COM
CLBH	CAROLINA BK HLDGS INC GREENSBO COM
CLBK	Commercial Bankshares Inc. - Common Stock
CLC	CLARCOR INC COM
CLCT	COLLECTORS UNIVERSE INC COM NEW
CLD	CLOUD PEAK ENERGY INC COM
CLDA	CLINICAL DATA INC NEW COM
CLDN	CELADON GROUP INC COM
CLDT	CHATHAM LODGING TR COM
CLDX	CELLDEX THERAPEUTICS INC NEW COM
CLE	Claire's Stores Inc. Common Stock (Florida)
CLEC	US LEC Corp. - Class A Common Stock
CLF	CLIFFS NAT RES INC COM
CLFC	CENTER FINL CORP CALIF COM
CLFD	CLEARFIELD INC COM
CLG	Cumberland Resources Ltd
CLGX	CORELOGIC INC COM
CLGX#	CORELOGIC INC COM
CLGY	CELLEGY PHARM INC ##
CLH	CLEAN HARBORS INC COM
CLH*	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-18 Class A-1 (Issued by Southern Company Capital Trust I) due February 1 2037.
CLHB	Clean Harbors Inc. - Common Stock
CLI	MACK CALI RLTY CORP COM
CLIR	CLEARSIGN COMBUSTION CORP COM
CLK	Clark Inc. Common Stock
CLM	CORNERSTONE STRATEGIC VALUE FD COM NEW
CLMS	CALAMOS ASSET MGMT INC CL A
CLMT	CALUMET SPECIALTY PRODS PTNRS UT LTD PARTNER
CLN	Celsion Corporation - Common Stock
CLNE	CLEAN ENERGY FUELS CORP COM
CLNT	CLEANTECH SOLUTIONS INTL INC COM NEW
CLNY	COLONY FINL INC COM
CLNY-A	COLONY FINL INC PFD SER A 8.5%
CLP	COLONIAL PPTYS TR COM SH BEN INT
CLP-C	Colonial Properties Trust 9 1/4% Series C Cumulative Redeemable Preferred Shares
CLP-C*	Colonial Properties Trust 9 1/4% Series C Cumulative Redeemable Preferred Shares
CLP-D	COLONIAL PPTYS TR PFD 1/10 SER D
CLP-D*	COLONIAL PPTYS TR PFD 1/10 SER D
CLP-E	Colonial Properties Trust Depositary Shares (Each representing a 1/100th of a 7.62% Series E Cumulative Redeemable Preferred Share of Beneficial Interest)
CLP-E*	Colonial Properties Trust Depositary Shares (Each representing a 1/100th of a 7.62% Series E Cumulative Redeemable Preferred Share of Beneficial Interest)
CLR	CONTINENTAL RESOURCES INC COM
CLRK	Color Kinetics Incorporated - Common Stock
CLRO	CLEARONE INC COM
CLRS	CLARUS THERAPEUTICS INC COM
CLRT	CLARIENT INC COM
CLRX	COLLABRX INC COM
CLS	CELESTICA INC SUB VTG SHS
CLSN	CELSION CORPORATION COM NEW
CLU	CELLU TISSUE HLDGS INC COM
CLUB	TOWN SPORTS INTL HLDGS INC COM
CLV	CLIFFS NAT RES INC DEP1/40TH PFD A
CLVS	CLOVIS ONCOLOGY INC COM
CLW	CLEARWATER PAPER CORP COM
CLW#	CLEARWATER PAPER CORP COM

CLWR	CLEARWIRE CORP NEW CL A
CLWRD	CLEARWIRE CORP NEW CL A
CLWRR	CLEARWIRE CORP NEW RT
CLWT	EURO TECH HOLDINGS CO LTD SHS NEW
CLX	CLOROX CO DEL COM
CLY	ISHARES TR 10+ YR CR BD
CLZR	CANDELA CORP COM
CM	CDN IMPERIAL BK OF COMMERCE COM
CMA	COMERICA INC COM
CMA+	COMERICA INC WT EXP 111418
CMA-Z	Comerica Capital Trust I 7.60% Trust Preferred Securities
CMA-Z*	Comerica Capital Trust I 7.60% Trust Preferred Securities
CMBC	Community Bancorp Inc. - Common Stock
CMBS	ISHARES TR BARCLAYS CMBS
CMC	COMMERCIAL METALS CO COM
CMC#	Commercial Metals Company Common Stock
CMCO	COLUMBUS MCKINNON CORP N Y COM
CMCSA	COMCAST CORP NEW CL A
CMCSK	COMCAST CORP NEW CL A SPL
CMD	PROSHARES TR II ULSHT DJ UBS CMD
CME	CME GROUP INC COM
CMED	CHINA MED TECHNOLOGIES INC SPONSORED ADR
CMF	ISHARES TR S&P CAL AMTFR MN
CMFB	COMMERCEFIRST BANCORP INC COM
CMFO	CHINA MARINE FOOD GROUP LTD COM
CMG	CHIPOTLE MEXICAN GRILL INC COM
CMG.B	CHIPOTLE MEXICAN GRILL INC CL B
CMG.B#	CHIPOTLE MEXICAN GRILL INC CLASS B
CMGE	CHINA MOBILE GAMES & ENTMT GRP SPONSORED ADR
CMGI	CMGI Inc. - Common Stock
CMGID	CMGI Inc. - Common Stock
CMH-	Compass Trust III 7.35% Capital Securities
CMH-*	Compass Trust III 7.35% Capital Securities
CMI	CUMMINS INC COM
CMK	MFS INTERMARKET INCOME TRUST I SH BEN INT
CMKG	MKTG INC COM
CML	COMPELLENT TECHNOLOGIES INC COM
CMLP	CRESTWOOD MIDSTREAM PRTNERS LP COM UNITS REPSTG
CMLS	CUMULUS MEDIA INC CL A
CMM	CHINA MASS MEDIA CORP SPONS ADR NEW
CMM-B	CRIIMI MAE Inc. 10 7/8% Series B Cumulative Convertible Preferred Stock
CMN	CANTEL MEDICAL CORP COM
CMO	CAPSTEAD MTG CORP COM NO PAR
CMO-A	CAPSTEAD MTG CORP PFD A CV $1.60
CMO-A*	CAPSTEAD MTG CORP PFD A CV $1.60
CMO-B	CAPSTEAD MTG CORP PFD B CV $1.26
CMO-B*	CAPSTEAD MTG CORP PFD B CV $1.26
CMO-E	CAPSTEAD MTG CORP PFD SER E
CMOS	Credence Systems Corporation - Common Stock
CMP	COMPASS MINERALS INTL INC COM
CMPP	Champps Entertainment Inc - Common Stock
CMPX	Compex Technologies Inc. Common Stock
CMQ	Cathay Merchant Group Inc
CMR	AMEX MORGAN STANLEY XXX
CMRE	COSTAMARE INC SHS
CMRG	CASUAL MALE RETAIL GRP INC COM NEW
CMRO	COMARCO INC COM
CMRX	CHIMERIX INC COM
CMS	CMS ENERGY CORP COM
CMS-A	CONSUMERS ENERGY CO PFD $4.16
CMS-A*	CONSUMERS ENERGY CO PFD $4.16

CMS-B	CONSUMERS ENERGY CO PFD $4.50
CMS-N	Consumers Energy Company Financing IV 9% Trust Preferred Securities due June 30 2031
CMS-N*	Consumers Energy Company Financing IV 9% Trust Preferred Securities due June 30 2031
CMSB	CMS BANCORP INC COM
CMT	CORE MOLDING TECHNOLOGIES INC COM
CMTL	COMTECH TELECOMMUNICATIONS CP COM NEW
CMTY	Community Banks Inc. - Common Stock
CMU	MFS HIGH YIELD MUN TR SH BEN INT
CMVT	COMVERSE TECHNOLOGY INC COM PAR $0.10
CMVTV	COMVERSE TECHNOLOGY INC WHEN ISSUED
CMX	Caremark Rx Inc. Common Stock
CMZ	COMPTON PETE CORP COM
CN	China Netcom Group Corporation (Hong Kong) Limited American Depositary Shares (Each representing 20 Ordinary Shares)
CNA	CNA FINL CORP COM
CNAF	COMMERICAL NATL FINL CORP PA COM
CNAM	CHINA ARMCO METALS INC COM
CNB	COLONIAL BANCGROUP INC COM
CNB-A	Colonial Capital Trust III 8.32% Trust Preferred Securities
CNB-A*	Colonial Capital Trust III 8.32% Trust Preferred Securities
CNB-B	COLONIAL CAP TR IV PFD SEC 7.875%
CNBC	CENTER BANCORP INC COM
CNBKA	CENTURY BANCORP INC MASS CL A NON VTG
CNC	CENTENE CORP DEL COM
CNCO	CENCOSUD S A SPONSORED ADS
CNCO.T	CENCOSUD S A SPONSORED ADS
CNCP	Carolina National Corporation - Common Stock
CNCT	CHINA TELETECH HLDG INC COM
CNCTU	180 Connect Inc. - Unit 06/30/2010
CNCTW	180 Connect Inc. - Warrant 06/30/2010
CNDA	INDEXIQ ETF TR CAN SML CP ETF
CNDO	CORONADO BIOSCIENCES INC COM
CNE	Canetic Resources Trust Trust Units
CNET	CHINANET ONLINE HLDGS INC COM
CNF	CNF Inc. Common Stock
CNFL	Citizens Financial Corporation - Common Stock
CNGL	CHINA NUTRIFRUIT GROUP LTD COM
CNH	CNH GLOBAL N V SHS NEW
CNI	CANADIAN NATL RY CO COM
CNIC	COPERNIC INC COM NEW
CNICD	COPERNIC INC COM NEW
CNIT	CHINA INFORMATION TECHNOLOGY COM
CNK	CINEMARK HOLDINGS INC COM
CNL	CLECO CORP NEW COM
CNLA	Community National Bank of the Lakeway Area - Common Stock
CNLG	CONOLOG CORP COM PAR$.01FEB09
CNLGD	CONOLOG CORP COM PAR$.01FEB09
CNLI	CENTRE LANE INVT CORP COM
CNMD	CONMED CORP COM
CNN	Prospect Street Income Shares Inc. Common Stock
CNO	CNO FINL GROUP INC COM
CNO+	Conseco Inc. Warrants (Expiring September 10 2008)
CNO-B	Conseco Inc. 5.50% Mandatorily Convertible Preferred Stock Class B due May 15 2007
CNOB	CONNECTONE BANCORP INC COM
CNOWS	CONSECO INC SER A WT
CNP	CENTERPOINT ENERGY INC COM
CNPF	GLOBAL X FDS GLB X CDA PFD
CNQ	CANADIAN NAT RES LTD COM
CNQR	CONCUR TECHNOLOGIES INC COM
CNR	CHINA METRO-RURAL HLDGS LTD SHS
CNR+	CHINA NETWORKS INTERNATIONAL H WT EXP 062811

CNR=	CHINA NETWORKS INTERNATIONAL H UNIT EX 000000
CNR^	CANARGO ENERGY CORP RT EXP 102408
CNS	COHEN & STEERS INC COM
CNSI	COMVERSE INC COM
CNSIV	COMVERSE INC COM
CNSL	CONSOLIDATED COMM HLDGS INC COM
CNST	CONSTAR INTL INC NEW COM NEW
CNT	CenterPoint Properties Trust Common Shares of Beneficial Interest
CNT-B	CenterPoint Properties Trust 7.5% Series B Convertible Cumulative Redeemable Preferred Shares
CNTF	CHINA TECHFAITH WIRLS COMM TEC SPONSORED ADR
CNTR	RUSSELL EXCHANGE TRADED FDS TR CONTRARIAN ETF
CNTY	CENTURY CASINOS INC COM
CNU	CONTINUCARE CORP COM
CNVLZ	City Investing Company Liquidating Trust Units of Beneficial Interest
CNVO	CONVIO INC COM
CNVR	CONVERA CORP CL A
CNVX	CancerVax Corporation - Common stock
CNW	CON-WAY INC COM
CNX	CONSOL ENERGY INC COM
CNX#	CONSOL Energy Inc. Common Stock
CNXS	CNS Inc. - Common Stock
CNXT	CONEXANT SYSTEMS INC COM NEW
CNXTD	CONEXANT SYSTEMS INC COM NEW
CNY	MORGAN STANLEY RENMIN/USD ETN
CNYD	CHINA YIDA HOLDINGS CO COM PAR $0.0001
CO	CHINA CORD BLOOD CORP SHS
COA	COASTAL CONTACTS INC COM NEW
COBH	PENNSYLVANIA COMM BANCORP INC COM
COBK	COLONIAL FINL SVCS INC COM
COBKD	COLONIAL FINL SVCS INC COM
COBO	PROSHARES TR USD COVERED BD
COBR	COBRA ELECTRS CORP COM
COBZ	COBIZ FINANCIAL INC COM
COCO	CORINTHIAN COLLEGES INC COM
COD.A	Merrill Lynch
CODE	SPANSION INC COM CL A NEW
CODI	COMPASS DIVERSIFIED HOLDINGS SH BEN INT
COE	Columbia Equity Trust Inc. Common Stock
COF	CAPITAL ONE FINL CORP COM
COF#	Capital One Financial Corporation Common Stock
COF+	CAPITAL ONE FINL CORP WT EXP 111418
COF-B	CAPITAL ONE CAP II 7.5% TRUPS PFD
COF-B*	CAPITAL ONE CAP II 7.5% TRUPS PFD
COF-P	CAPITAL ONE FINL CORP DEP SHS 1/40TH
COG	CABOT OIL & GAS CORP COM
COG#	Cabot Oil & Gas Corporation Common Stock
COGN	Cognos Incorporated - Common Shares
COGO	COGO GROUP INC ORD SHS
COGT	COGENT INC COM
COH	COACH INC COM
COHN	COHEN & CO INC COM
COHR	COHERENT INC COM
COHT	Cohesant Technologies Inc. - Common Stock
COHU	COHU INC COM
COI	Cogent Communications Group Inc
COIN	CONVERTED ORGANICS INC COM PAR $.0001
COINU	CONVERTED ORGANICS INC UNIT EX 123114
COINW	CONVERTED ORGANICS INC WT EXP 101414
COINZ	CONVERTED ORGANICS INC WT B EXP 021312
COKE	COCA COLA BOTTLING CO CONS COM
COL	ROCKWELL COLLINS INC COM

COLB	COLUMBIA BKG SYS INC COM
COLM	COLUMBIA SPORTSWEAR CO COM
COLT	COLT Telecom Group plc - American Depositary Shares
COLX	MARKET VECTORS ETF TR COLUMBIA ETF
COLY	Coley Pharmaceutical Group Inc. - Common Stock par value $0.01 per share
COMB	Community Bancshares Inc. (DE) - Common Stock
COMS	3COM CORP COM
COMT	COMAMTECH INC COM
COMV	COMVERGE INC COM
CONE	CYRUSONE INC COM
CONG	RUSSELL EXCHANGE TRADED FDS TR CONSIST GRWTH
CONM	CONMED HEALTHCARE MGMT INC COM
CONN	CONNS INC COM
CONNR	CONNS INC RT
CONR	Conor Medsystems Inc. - Common Stock
COO	COOPER COS INC COM NEW
COOL	MAJESCO ENTERTAINMENT CO COM NEW
COOP	COOPERATIVE BANKSHARES INC COM
COP	CONOCOPHILLIPS COM
COP#	CONOCOPHILLIPS EX DISTRIB WI
COPX	GLOBAL X FDS COPPER MNR ETF
COQ	MORGAN STANLEY 1 YEAR
COQ*	Morgan Stanley
COR	CORESITE RLTY CORP COM
COR-A	CORESITE RLTY CORP PFD SER A
CORE	CORE MARK HOLDING CO INC COM
CORI	Corillian Corporation - Common Stock
CORN	TEUCRIUM COMMODITY TR CORN FD SHS
CORP	PIMCO ETF TR INV GRD CRP BD
CORR	CORENERGY INFRASTRUCTURE TR IN COM
CORS	CORUS BANKSHARES INC COM
CORT	CORCEPT THERAPEUTICS INC COM
COS	COHESANT TECHNOLOGIES INC COM
COSI	COSI INC COM NEW
COST	COSTCO WHSL CORP NEW COM
COT	COTT CORP QUE COM
COTY	COTY INC COM CL A
COV	COVIDIEN PLC SHS
COV#	COVIDIEN PLC EX DISTRIB WI
COVR	COVER-ALL TECHNOLOGIES INC COM
COW	BARCLAYS BANK PLC ETN DJUBSLVSTK37
COWL	DIREXION SHS ETF TR DL AGRI BULL
COWN	COWEN GROUP INC NEW CL A
COWND	COWEN GROUP INC NEW CL A
COWS	DIREXION SHS ETF TR DLY AGRI BEAR
COY	BLACKROCK CORPOR HIGH YLD FD COM
CP	CANADIAN PAC RY LTD COM
CPA	COPA HOLDINGS SA CL A
CPAC	CEMENTOS PACASMAYO S A A SPON ADR REP 5
CPAH	COUNTERPATH CORP COM NEW
CPAK	CPAC Inc. - Common Stock
CPB	CAMPBELL SOUP CO COM
CPBC	COMMUNITY PARTNERS BANCORP COM
CPBK	COMMUNITY CAP CORP S C COM
CPBR	ClearPoint Business Resources Inc. - Common Stock
CPBRU	ClearPoint Business Resources Inc. - Units 4/19/2009
CPBRW	ClearPoint Business Resources Inc. - Warrants 4/19/2005
CPBY	CHINA INFORMATION SEC TECH INC COM
CPC	CHEMSPEC INTL LTD ADR
CPCI	Ciprico Inc. - Common Stock
CPD	CARACO PHARMACEUTICAL LABS LTD COM

CPE	CALLON PETE CO DEL COM
CPE-A	CALLON PETE CO DEL PFD SER A 10%
CPER	UNITED STS COMMODITY IDX FDTR CM REP COPP FD
CPEX	CPEX PHARMACEUTICALS INC COM
CPEXV	CPEX PHARMACEUTICALS INC COM
CPF	CENTRAL PAC FINL CORP COM NEW
CPF^	CENTRAL PAC FINL CORP RT
CPGI	CHINA SHENGDA PACKAGING GROUP COM
CPGY	CHINA SHANDONG INDS INC COM PAR $.0001
CPHC	CANTERBURY PARK HOLDING CORP COM
CPHD	CEPHEID COM
CPHI	CHINA PHARMA HLDGS INC COM
CPHL	Castlepoint Holdings Ltd. - Common Stock
CPI	INDEXIQ ETF TR IQ REAL RTN ETF
CPII	CPI INTERNATIONAL INC COM
CPIX	CUMBERLAND PHARMACEUTICALS INC COM
CPK	CHESAPEAKE UTILS CORP COM
CPKI	CALIFORNIA PIZZA KITCHEN INC COM
CPL	CPFL ENERGIA S A SPONSORED ADR
CPLA	CAPELLA EDUCATION COMPANY COM
CPLP	CAPITAL PRODUCT PARTNERS L P COM UNIT LP
CPN	CALPINE CORP COM NEW
CPN#	CALPINE CORP COM NEW
CPNO	COPANO ENERGY L L C COM UNITS
CPO	CORN PRODS INTL INC COM
CPP	PREFERRED PLUS TR CCR-1 TR CTF
CPQ	MORGAN STANLEY SPARQ 10% CHK
CPRT	COPART INC COM
CPRX	CATALYST PHARM PARTNERS INC COM
CPS	ChoicePoint Inc. Common Stock
CPSI	COMPUTER PROGRAMS & SYS INC COM
CPSL	CHINA PRECISION STEEL INC COM NEW
CPSS	CONSUMER PORTFOLIO SVCS INC COM
CPST	CAPSTONE TURBINE CORP COM
CPT	CAMDEN PPTY TR SH BEN INT
CPTS	CONCEPTUS INC COM
CPTV	CAPTIVA SFTWR CP ##
CPV	CBS CORP NEW SR NT 6.75%
CPV*	CBS CORP NEW SR NT 6.75%
CPWM	COST PLUS INC CALIF COM
CPWR	COMPUWARE CORP COM
CPX	COMPLETE PRODUCTION SERVICES COM
CPY	CPI CORP COM
CPYWD	CPI CORP
CQB	CHIQUITA BRANDS INTL INC COM
CQB+	CHIQUITA BRANDS INTL INC WT EXP 031909
CQBWS	CHIQUITA BRANDS INTL WTS
CQP	CHENIERE ENERGY PARTNERS LP COM UNIT
CQP*	Citigroup Funding Inc.
CQQQ	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CHN TECH
CR	CRANE CO COM
CRA	CELERA CORP COM
CRAI	CRA INTL INC COM
CRAY	CRAY INC COM NEW
CRAYD	Cray Inc - Common Stock
CRB	American Community Newspapers Inc
CRB+	American Community Newspapers Inc
CRB=	American Community Newspapers Inc
CRBA	ALPS ETF TR JEFF CRB AGRIC
CRBC	CITIZENS REPUBLIC BANCORP INC COM NEW
CRBCD	CITIZENS REPUBLIC BANCORP INC COM NEW

CRBI	ALPS ETF TR JEFF CRB INDS
CRBQ	ALPS ETF TR JEFF TRJ CRB GLO
CRBWS	COURTSIDE ACQUISITION WT
CRC	CHROMCRAFT REVINGTON INC COM
CRD.A	CRAWFORD & CO CL A
CRD.B	CRAWFORD & CO CL B
CRDC	CARDICA INC COM
CRDIU	CHINA RESOURCES DEV INC UNIT 1SH&1WT
CRDN	CERADYNE INC COM
CRDS	CROSSROADS SYS INC COM NEW
CRE	CARE INVESTMENT TRUST INC COM
CRE-E	CarrAmerica Realty Corporation 7.50% Series E Cumulative Redeemable Preferred Stock
CREAF	Creative Technology Ltd. - Ordinary Shares
CRED	CREDO PETE CORP COM PAR $0.10
CREE	CREE INC COM
CREG	CHINA RECYCLING ENERGY CORP COM
CREL	COREL CORP NEW COM
CRELV	Corel Corporation - Common Stock
CRESW	CRESUD SA COMERCIAL WT EXP 052215
CRESY	CRESUD S A C I F Y A SPONSORED ADR
CRF	CORNERSTONE TOTAL RTRN FD INC COM NEW
CRFN	CRESCENT FINL BANCSHARES INC COM
CRFT	CRAFTMADE INTL INC COM
CRG	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-22 Class A-1 (Issued by Washington Mutual Capital I) due June 1 2027
CRG*	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-22 Class A-1 (Issued by Washington Mutual Capital I) due June 1 2027
CRGI	Corgi International Limited - American Depositary Shares
CRGID	Corgi International Limited - American Depositary Shares
CRGN	CURAGEN CORP COM
CRH	CRH PLC ADR
CRHCY	CRH PLC - American Depositary Shares
CRI	CARTER INC COM
CRIC	CHINA REAL ESTATE INFO CORP ADR
CRIS	CURIS INC COM
CRJ	MERRILL LYNCH & CO INC 11%STRID CSCO9
CRK	COMSTOCK RES INC COM NEW
CRL	CHARLES RIV LABS INTL INC COM
CRLTS	Century Realty Trust - Shares of Beneficial Interest
CRM	SALESFORCE COM INC COM
CRMB	CRUMBS BAKE SHOP INC COM
CRMBU	CRUMBS BAKE SHOP INC UNIT 1 COM & 1 W
CRMBW	CRUMBS BAKE SHOP INC WT EXP 050516
CRMD	CORMEDIX INC COM
CRMD+	CORMEDIX INC WT EXP 032415
CRMD=	CORMEDIX INC UNIT EX 000015
CRME	CARDIOME PHARMA CORP COM NO PAR
CRMH	CRM HOLDINGS LTD COM
CRMT	AMERICAS CAR MART INC COM
CRN	CORNELL COMPANIES INC COM
CRNS	Cronos Group (The) - Common Stock
CRNT	CERAGON NETWORKS LTD ORD
CRO	CLAYMORE ETF TRUST 2 ZACKS CTRY ROT
CROC	PROSHARES TR II PROSHS U/SHAUS
CROP	INDEXIQ ETF TR GLB AGRI SM CP
CROS	Cross Match Technologies Inc. - Common Stock
CROX	CROCS INC COM
CRP	CREDIT SUISSE GUERNSEY BRH 7.9% CAP NT 13
CRP*	CREDIT SUISSE GUERNSEY BRH 7.9% CAP NT 13
CRR	CARBO CERAMICS INC COM
CRRB	CARROLLTON BANCORP COM

CRRC	COURIER CORP COM
CRS	CARPENTER TECHNOLOGY CORP COM
CRSR	CORSAIR COMPONENTS INC COM
CRT	CROSS TIMBERS RTY TR TR UNIT
CRTP	CHINA RITAR POWER CORP COM
CRTX	CORNERSTONE THERAPEUTICS INC COM
CRTXD	CORNERSTONE THERAPEUTICS INC COM
CRU	CRUDE CARRIERS CORPORATION COM
CRUD	TEUCRIUM COMMODITY TR WTI CRUDE OIL
CRUS	CIRRUS LOGIC INC COM
CRV	COAST DISTR SYS COM
CRVL	CORVEL CORP COM
CRVP	CRYSTAL ROCK HLDGS INC COM
CRWN	CROWN MEDIA HLDGS INC CL A
CRWS	CROWN CRAFTS INC COM
CRX	AMEX MORGAN STANLEY XXX
CRXL	CRUCELL N V SPONSORED ADR
CRXX	COMBINATORX INC COM
CRY	CRYOLIFE INC COM
CRY-	CryoLife Inc. 6% Convertible Preferred Stock
CRYO	AMERICAN CRYOSTEM CORP NEW COM
CRYP	CRYPTOLOGIC LIMITED SHS
CRZ	Crystal River Capital Inc. Common Stock
CRZO	CARRIZO OIL & GAS INC COM
CS	CREDIT SUISSE GROUP SPONSORED ADR
CSA	COGDELL SPENCER INC COM
CSA-A	COGDELL SPENCER INC PFD-A 8.5%
CSAR	CARAUSTAR INDS INC COM
CSB	COLONIAL BANCGROUP INC 8 7/8%SUB NT38
CSBC	CITIZENS SOUTH BKG CP DEL COM
CSBK	CLIFTON SVGS BANCORP INC COM
CSC	COMPUTER SCIENCES CORP COM
CSCB	CREDIT SUISSE NASSAU BRH CMDT BCH TOT RET
CSCD	CASCADE MICROTECH INC COM
CSCO	CISCO SYS INC COM
CSCR	CREDIT SUISSE NASSAU BRH BACK ETN LK IDX
CSCX	CARDIAC SCIENCE CORP COM
CSD	CLAYMORE EXCHANGE TRD FD TR GUGG SPINOFF ETF
CSE	CAPITALSOURCE INC COM
CSFL	CENTERSTATE BANKS INC COM
CSFS	CASH STORE FINL SVCS INC COM
CSG	CHAMBERS STR PPTYS COM
CSGP	COSTAR GROUP INC COM
CSGS	CSG SYS INTL INC COM
CSH	CASH AMER INTL INC COM
CSHB	COMMUNITY SHORES BANK CORP COM
CSI	CUTWATER SELECT INCOME FD COM
CSII	CARDIOVASCULAR SYS INC DEL COM
CSIQ	CANADIAN SOLAR INC COM
CSJ	ISHARES TR BARCLYS 1-3YR CR
CSJB	Merrill Lynch & Co. Inc. - Jetblue 10% Callable Strides
CSK	Chesapeake Corporation Common Stock
CSKI	CHINA SKY ONE MED INC COM
CSL	CARLISLE COS INC COM
CSLMF	Consolidated Mercantile Inc - Common Stock
CSLR	CONSULIER ENGR INC COM PAR $0.01
CSLS	CREDIT SUISSE NASSAU BRH EXCH NT LKD 20
CSM	PROSHARES TR PSHS LC COR PLUS
CSMA	CREDIT SUISSE NASSAU BRH ETN IDX-LKD 20
CSMB	CREDIT SUISSE NASSAU BRH EXCH NT LKD 31
CSMN	CREDIT SUISSE NASSAU BRH EQT MKT LKD31

CSN	City Network Inc
CSN.A	Credit Suisse
CSNC	Cardinal State Bank - Common Stock
CSNT	CRESCENT BKG CO COM
CSO	COHEN & STEERS
CSOD	CORNERSTONE ONDEMAND INC COM
CSP	AMERICAN STRATEGIC INCOME III COM
CSPI	CSP INC COM
CSPIE	CSP Inc. - Common Stock
CSPLF	Canada Southern Petroleum Ltd. - Common Stock
CSQ	CALAMOS STRATEGIC TOTL RETN FD COM SH BEN INT
CSR	CHINA SEC & SURVE TECH INC COM
CSRE	CSR PLC SPONSORED ADR
CSREV	CSR PLC SPONSORED ADR
CSS	CSS INDS INC COM
CST	CST BRANDS INC COM
CST#	CST BRANDS INC COM
CSTE	CAESARSTONE SDOT-YAM LTD ORD SHS
CSTL	Castelle - Common Stock
CSTM	CONSTELLIUM HOLDCO B V CL A
CSTR	COINSTAR INC COM
CSU	CAPITAL SR LIVING CORP COM
CSUN	CHINA SUNERGY CO LTD SPONSORED ADR NE
CSUND	CHINA SUNERGY CO LTD SPONSORED ADR NE
CSV	CARRIAGE SVCS INC COM
CSWC	CAPITAL SOUTHWEST CORP COM
CSX	CSX CORP COM
CSX#	CSX Corporation Common Stock
CSY	CHINA SKY ONE MED INC COM
CT	CAPITAL TRUST INC MD CL A NEW
CTAC	1-800 Contacts Inc. - Common Stock
CTAS	CINTAS CORP COM
CTB	COOPER TIRE & RUBR CO COM
CTBC	CONNECTICUT BK&TR CO HART NEW COM
CTBI	COMMUNITY TR BANCORP INC COM
CTBIP	Community Trust Bancorp Inc. - CTBI Preferred Capital Trust - 9.0% Cumulative Trust Preferred Securities
CTBK	CITY BK LYNNWOOD WASH COM
CTC	IFM INVTS LTD ADS CL A NEW
CTCH	COMMTOUCH SOFTWARE LTD SHS NEW
CTCHD	Commtouch Software Ltd. - Ordinary Shares
CTCI	CT Communications Inc. - Common Stock
CTCM	CTC MEDIA INC COM
CTCO	Commonwealth Telephone Enterprises Inc. - Common Stock
CTCT	CONSTANT CONTACT INC COM
CTDC	CHINA TECH DEVELOPMENT GP CORP SHS
CTE	SINOTECH ENERGY LTD SPONSORED ADS
CTEC	Cholestech Corporation - Common Stock
CTEK	CLEANTECH INNOVATIONS INC COM
CTEL	CITY TELECOM H K LTD SPONSORED ADR
CTF	NUVEEN LG/SHT COMMODITY TOTRTN COM UT BEN INT
CTFO	CHINA TRANSINFO TECHNLGY CORY COM
CTG	Computer Task Group Incorporated Common Stock
CTGI	Capital Title Group Inc. - Common Stock
CTGX	COMPUTER TASK GROUP INC COM
CTH	Citigroup Funding Inc.
CTHR	CHARLES & COLVARD LTD COM
CTIB	CTI INDUSTRIES CORP COM NEW
CTIC	CELL THERAPEUTICS INC COM NPV NEW 2012
CTICD	CELL THERAPEUTICS INC COM NO PAR NEW
CTL	CENTURYLINK INC COM
CTLM	Centillium Communications Inc. - Common Stock

CTNN	BARCLAYS BK PLC IPT COTTON ETN
CTO	CONSOLIDATED TOMOKA LD CO COM
CTP	CTPARTNERS EXECUTIVE SEARCH IN COM
CTQ	QWEST CORP NT 7.375% 51
CTR	CLEARBRIDGE ENERGY MLP TR FD COM
CTRA	Centra Software Inc. Common Stock
CTRN	CITI TRENDS INC COM
CTRP	CTRIP COM INTL LTD AMERICAN DEP SHS
CTRX	CATAMARAN CORP COM
CTS	CTS CORP COM
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CL A
CTT	COMPETITIVE TECHNOLOGIES INC COM
CTTY	Catuity Inc. - Common Stock
CTU	QWEST CORP NT 7% 25
CTV	COMMSCOPE INC COM
CTW	QWEST CORP NOTES 7.5%
CTWS	CONNECTICUT WTR SVC INC COM
CTX	QWEST CORP NT 52
CTXS	CITRIX SYS INC COM
CTY	QWEST CORP NT
CTZ-A	CITIZENS FDG TR I PREF ENHANC TR
CTZ-B	Citizens Republic Bancorp Inc. Contingent Convertible Perpetual Non-Cumulative Preferred Stock Series A
CTZN	CITIZENS FIRST BANCORP INC DEL COM
CU	FIRST TR ISE GLOBL COPPR INDEX COM
CUB	CUBIC CORP COM
CUBA	HERZFELD CARIBBEAN BASIN FD COM
CUBE	CUBESMART COM
CUBE-A	CUBESMART 7.75% RED PFD SH
CUBI	CUSTOMERS BANCORP INC COM
CUD	DEUTSCHE BK AG LDN BRH ETN CAD/USD 23
CUI	CUI GLOBAL INC COM NEW
CUK	CARNIVAL PLC ADR
CUL	MERRILL LYNCH & CO INC LEVR S&P500 10
CULS	Cost-U-Less Inc. - Common Stock
CUNB	CU BANCORP CALIF COM
CUO	CONTINENTAL MATLS CORP COM PAR $0.25
CUP	Peru Copper Inc
CUP+	Peru Copper Inc
CUPM	BARCLAYS BK PLC IPT COPPER ETN
CUPWS	PERU COPPER INC WTS
CUR	NEURALSTEM INC COM
CURE	DIREXION SHS ETF TR HEALTHCARE BUL
CURN	CURRENCY EXCHANGE INTL CORP COM
CUT	CLAYMORE EXCHANGE TRD FD TR 2 GUGG TIMBER ETF
CUTR	CUTERA INC COM
CUZ	COUSINS PPTYS INC COM
CUZ-A	COUSINS PPTYS INC PFD A 7.75%
CUZ-A*	COUSINS PPTYS INC PFD A 7.75%
CUZ-B	COUSINS PPTYS INC PFD B 7.50%
CV	CENTRAL VT PUB SVC CORP COM
CVA	COVANTA HLDG CORP COM
CVB	CORPORATE BACKED TR CTFS SER 02-6 7.75%
CVBF	CVB FINL CORP COM
CVBG	Civitas BankGroup Inc. (TN) - Common Stock
CVBK	CENTRAL VA BANKSHARES INC COM
CVC	CABLEVISION SYS CORP CL A NY CABLVS
CVC#	CABLEVISION SYS CORP EX DISTRIBUTED
CVCO	CAVCO INDS INC DEL COM
CVCY	CENTRAL VALLEY CMNTY BANCORP COM
CVD	COVANCE INC COM
CVE	CENOVUS ENERGY INC COM

CVE#	CENOVUS ENERGY INC COM
CVE-U	Cleveland Electric Financing Trust I 9% Cumulative Trust Preferred Securities
CVE-U*	Cleveland Electric Financing Trust I 9% Cumulative Trust Preferred Securities
CVF	BANK AMER CORP RTN S&P500 12
CVG	CONVERGYS CORP COM
CVGI	COMMERCIAL VEH GROUP INC COM
CVGR	Covalent Group Inc. - Common Stock
CVGW	CALAVO GROWERS INC COM
CVH	COVENTRY HEALTH CARE INC COM
CVI	CVR ENERGY INC COM
CVI*	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-23 Series A-1 (Issued by Ryder System Inc.) due December 1 2025
CVL	CELUMOVIL SA ADR REPSTG
CVLL	COMMUNITY VALLEY BANCORP CA COM
CVLT	COMMVAULT SYSTEMS INC COM
CVLY	CODORUS VY BANCORP INC COM
CVM	CEL-SCI CORP COM NEW
CVN	Conversion Services International Inc
CVNS	Covansys Corporation - Common Stock
CVO	CENVEO INC COM
CVOL	CITIGROUP INC NEW ETN CITI VOL 20
CVP	Centerplate Inc
CVR	CHICAGO RIVET & MACH CO COM
CVRR	CVR REFNG LP COMUNIT REP LT
CVRT	POWERSHARES ETF TRUST II CONV PORTFOLIO
CVS	CVS CAREMARK CORPORATION COM
CVT	TCW Convertible Securities Fund Inc. Common Stock
CVTI	COVENANT TRANSN GROUP INC CL A
CVTX	CV THERAPEUTICS INC COM
CVU	CPI AEROSTRUCTURES INC COM NEW
CVV	CVD EQUIPMENT CORP COM
CVVT	CHINA VALVES TECHNOLOGY INC COM NEW
CVW	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-24 Class A-1 (Issued by Deutsche Telekom International Finance B.V.)
CVW*	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-24 Class A-1 (Issued by Deutsche Telekom International Finance B.V.)
CVX	CHEVRON CORP NEW COM
CVY	CLAYMORE EXCHANGE TRD FD TR GUG MULTI ASSET
CW	CURTISS WRIGHT CORP COM
CWB	SPDR SERIES TRUST BRC CNV SECS ETF
CWBC	COMMUNITY WEST BANCSHARES COM
CWBS	COMMONWEALTH BANKSHARES INC COM
CWBSP	Commonwealth Bankshares Inc. - Commonwealth Bankshares Capital Trust I - 8% Convertible Trust Preferred Securities
CWCO	CONSOLIDATED WATER CO INC ORD
CWEI	WILLIAMS CLAYTON ENERGY INC COM
CWF	CHARTWELL DIVD & INCOME FD INC COM
CWG	CanWest Global Communications Corp. Non-Voting Shares
CWH	COMMONWEALTH REIT COM SH BEN INT
CWH-B	COMMONWEALTH REIT PFD SER B
CWH-B*	COMMONWEALTH REIT PFD SER B
CWH-C	COMMONWEALTH REIT CUM RED PFD SER
CWH-C*	COMMONWEALTH REIT CUM RED PFD SER
CWH-D	COMMONWEALTH REIT 6.50% PFD CUM CO
CWH-E	COMMONWEALTH REIT CV PFD-E 7.25%
CWHN	COMMONWEALTH REIT SR NT
CWHO	COMMONWEALTH REIT SR NT 5.75%
CWI	SPDR INDEX SHS FDS MSCI ACWI EXUS
CWK	CHADWICK'S OF BOSTON LTD
CWL	
CWLZ	COWLITZ BANCORP LONGVIEW WASH COM NEW

CWLZD	COWLITZ BANCORP LONGVIEW WASH COM NEW
CWS	CHINA WIND SYSTEMS INC COM NEW
CWST	CASELLA WASTE SYS INC CL A
CWT	CALIFORNIA WTR SVC GROUP COM
CWTR	COLDWATER CREEK INC COM NEW
CWZ	CORPORATE BACKED TR CTFS SER 01-27 8.875%
CX	CEMEX SAB DE CV SPON ADR NEW
CXA	SPDR SERIES TRUST NUVN CALI MUNI
CXDC	CHINA XD PLASTICS CO LTD COM
CXE	MFS HIGH INCOME MUN TR SH BEN INT
CXG	CNX GAS CORP COM
CXH	MFS INVT GRADE MUN TR SH BEN INT
CXM	CARDIUM THERAPEUTICS INC COM
CXN	Circle Group Holdings Inc
CXO	CONCHO RES INC COM
CXP	Corporate Express N.V. American Depositary Shares (Each representing one Ordinary Share)
CXPO	CRIMSON EXPLORATION INC COM NEW
CXR	COX RADIO INC CL A
CXS	CREXUS INVT CORP COM
CXSP	Chemgenex Pharmaceuticals Ltd - Sponsored American Depositary Receipt (Australia)
CXW	CORRECTIONS CORP AMER NEW COM NEW
CXW#	Corrections Corporation of America New Common Shares
CXZ	CROSSHAIR ENERGY CORP COM
CY	CYPRESS SEMICONDUCTOR CORP COM
CY#	Cypress Semiconductor Corporation Common Stock
CYAN	CYANOTECH CORP COM PAR $0.02
CYAND	Cyanotech Corporation - Common Stock
CYB	WISDOMTREE TRUST CHINESE YUAN ETF
CYBE	CYBEROPTICS CORP COM
CYBI	CYBEX INTL INC COM
CYBS	CYBERSOURCE CORP COM
CYBX	CYBERONICS INC COM
CYC	AMEX MORGAN STANLEY XXX
CYCC	CYCLACEL PHARMACEUTICALS INC COM NEW
CYCCP	CYCLACEL PHARMACEUTICALS INC PFD CONV EX 6%
CYCL	CENTENNIAL COMMUNCTNS CORP NEW CL A NEW
CYD	CHINA YUCHAI INTL LTD COM
CYDE	CYBERDEFENDER CORP COM
CYDS	Cygne Designs Inc - Common Stock
CYE	BLACKROCK CORPOR HI YLD III COM
CYF	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-4 due 7/15/2037
CYG	CORP BACKED TRUST CTFS
CYG*	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-5 Class A-1 (Issued by MBNA Capital A) due 12/1/2026
CYH	COMMUNITY HEALTH SYS INC NEWCO COM
CYI	Lehman ABS Corporation Corporate-Backed Trust Certificates Series 2001-7 (Issued by KeyCorp Capital III) due 7/15/2029
CYI*	Lehman ABS Corporation Corporate-Backed Trust Certificates Series 2001-7 (Issued by KeyCorp Capital III) due 7/15/2029
CYL	COMMUNITY CAPITAL CORP
CYMI	CYMER INC COM
CYN	CITY NATL CORP COM
CYN-C	CITY NATL CORP DEP 1/40TH PFD C
CYNI	CYAN INC COM
CYNO	CYNOSURE INC CL A
CYOU	CHANGYOU COM LTD ADS REP CL A
CYP	CORPORATE BACKED TR CTFS SER 2001-8 7.375
CYPB	CYPRESS BIOSCIENCES INC COM PAR $.02
CYPT	CRYOPORT INC COM NEW
CYPTW	CRYOPORT INC WT EXP 000014

CYR	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-9 (Issued by DaimlerChrysler Corporation)
CYR*	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-9 (Issued by DaimlerChrysler Corporation)
CYS	CYS INVTS INC COM
CYS-A	CYS INVTS INC CUM REDEEMABLE P
CYS-B	CYS INVTS INC PFD SER B
CYT	CYTEC INDS INC COM
CYTC	Cytyc Corporation - Common Stock
CYTK	CYTOKINETICS INC COM
CYTO	Cytogen Corporation - Common Stock
CYTR	CYTRX CORP COM PAR $.001
CYTX	CYTORI THERAPEUTICS INC COM
CYTXW	CYTORI THERAPEUTICS INC WT EXP 091314
CZA	CLAYMORE EXCHANGE TRD FD TR GUG MIDCAP CORE
CZFC	CITIZENS FIRST CORP COM
CZG	Claymore Exchange-Traded Fund Trust
CZH	AMEX CHINA INDEX XXX
CZI	DIREXION SHS ETF TR CHINA BEAR 3X
CZJ	CITIGROUP FDG INC NT ASIAN CUR08
CZM	DIREXION SHS ETF TR CHINA BULL 3X
CZN	Citizens Communications Company Series B Common Stock
CZN-	Citizens Utilities Trust Citizens Utilities Capital L.P. 5% Convertible Preferred Securities (Equity Providing Preferred Income Convertible Securities--'EPPICS')
CZN-*	Citizens Utilities Trust Citizens Utilities Capital L.P. 5% Convertible Preferred Securities (Equity Providing Preferred Income Convertible Securities--'EPPICS')
CZNC	CITIZENS & NORTHN CORP COM
CZR	CAESARS ENTMT CORP COM
CZWI	CITIZENS CMNTY BANCORP INC MD COM
CZWID	Citizens Community Bancorp Inc. - Common Stock
CZZ	COSAN LTD SHS A
D	DOMINION RES INC VA NEW COM
D#	Dominion Resources Inc. Common Stock
D-A	Dominion Resources Capital Trust II 8.4% Trust Preferred Securities
D-A*	Dominion Resources Capital Trust II 8.4% Trust Preferred Securities
D-U	Dominion Resources Inc. 8.75% Upper DECS Equity Income Securities Corporate Units due 5/15/2006
DA	Groupe Danone American Depositary Shares (Each representing 1/5th of a Share of Common Stock)
DAB	Dave & Buster's Inc. Common Stock
DAC	DANAOS CORPORATION SHS
DADE	Dade Behring Holdings Inc - Common Stock
DAEG	DAEGIS INC COM
DAG	DEUTSCHE BK AG LDN BRH PS AGRI DL ETN
DAGM	DAG Media Inc. - Common Stock
DAI	DAIMLER AG REG SHS
DAIEY	Dai'ei Inc. - American Depositary Shares exempt pursuant to 12g3-2(b)
DAIO	DATA I O CORP COM
DAKT	DAKTRONICS INC COM
DAL	DELTA AIR LINES INC DEL COM NEW
DAL#	DELTA AIR LINES INC DEL COM NEW
DAN	DANA HLDG CORP COM
DANG	E-COMMERCE CHINA DANGDANG INC SPN ADS COM A
DANKY	Danka Business Systems PLC - American Depositary Shares
DAR	DARLING INTL INC COM
DARA	DARA BIOSCIENCES INC COM NEW
DARAD	DARA BIOSCIENCES INC COM NEW
DASTY	DASSAULT SYS S A SPONSORED ADR
DATA	TABLEAU SOFTWARE INC CL A
DATE	JIAYUAN COM INTL LTD SPONSORED ADR
DAVE	FAMOUS DAVES AMER INC COM
DAX	NETS Trust
DB	DEUTSCHE BANK AG NAMEN AKT

DBA	POWERSHS DB MULTI SECT COMM TR PS DB AGRICUL FD
DBB	POWERSHS DB MULTI SECT COMM TR DB BASE METALS
DBBR	DBX ETF TR XTRAK MSCI BRAZL
DBC	POWERSHARES DB CMDTY IDX TRACK UNIT BEN INT
DBCN	DBX ETF TR XTRAK MSCI CDA
DBD	DIEBOLD INC COM
DBE	POWERSHS DB MULTI SECT COMM TR DB ENERGY FUND
DBEF	DBX ETF TR XTRAK MSCI EAFE
DBEM	DBX ETF TR XTRAK MSCI EMKT
DBGR	DBX ETF TR XTRAK MSCI CDA
DBIZ	ADVISORSHARES TR PRING TRNR BUS
DBJP	DBX ETF TR XTRAK MSCI JAPN
DBL	DOUBLELINE OPPORTUNISTIC CR FD COM
DBLE	DOUBLE EAGLE PETE CO COM PAR $0.10
DBLEP	DOUBLE EAGLE PETE CO PFD SER A
DBN	WISDOMTREE TRUST INTL BAS MATER
DBO	POWERSHS DB MULTI SECT COMM TR DB OIL FUND
DBP	POWERSHS DB MULTI SECT COMM TR DB PREC MTLS
DBR	WISDOMTREE TRUST INTL HEALTH CA
DBRN	DRESS BARN INC COM
DBS	POWERSHS DB MULTI SECT COMM TR DB SILVER FUND
DBT	WISDOMTREE TRUST INTL TECHNOLOG
DBTK	DOUBLE-TAKE SOFTWARE INC COM
DBU	WISDOMTREE TRUST GLB EX US UTIL
DBV	POWERSHARES DB G10 CURCY HARVS COM UT BEN INT
DBX	MORGAN STANLEY BRIDGES 123009
DBY	MORGAN STANLEY TARGET 8% 2011
DBZ	MORGAN STANLEY STRTG TTLRET11
DB^	DEUTSCHE BANK A G RT
DB^#	DEUTSCHE BANK A G RT
DCA	VIRTUS TOTAL RETURN FD COM
DCAI	DIALYSIS CORP AMER COM
DCAP	DCAP GROUP INC COM
DCBK	Desert Community Bank - Common Stock
DCE	DEUTSCHE BK CAP FDG TR X NON CUM TR PFD
DCEL	Dobson Communications Corporation - Class A Common Stock
DCGN	DECODE GENETICS INC COM
DCI	DONALDSON INC COM
DCIN	DIGITAL CINEMA DESTINATIONS CP CL A COM
DCIX	DIANA CONTAINERSHIPS INC COM
DCIXV	DIANA CONTAINERSHIPS INC COM
DCM	NTT DOCOMO INC SPONS ADR
DCN	Dana Corporation Common Stock
DCNG	BARCLAYS BK PLC IPTH NAT GAS
DCO	DUCOMMUN INC DEL COM
DCOM	DIME CMNTY BANCSHARES COM
DCP	DYNCORP INTL INC CL A
DCQ	The Walt Disney Company 7% Quarterly Interest Bonds due 2031
DCQ*	The Walt Disney Company 7% Quarterly Interest Bonds due 2031
DCR	Claymore MACROshares Oil Down Tradeable Trust
DCS	CLAYMORE DIVID & INCOME FD COM
DCT	DCT INDUSTRIAL TRUST INC COM
DCTH	DELCATH SYS INC COM
DCTHZ	DELCATH SYSTEMS WRNT
DCTI	CONSONUS TECHNOLOGIES INC COM
DCU	DRYCLEAN USA INC COM
DCUA	DOMINION RES INC VA NEW CRP UNIT 2013 A
DCUB	DOMINION RES INC VA NEW CRP UNIT 2013 B
DCV	MORGAN STANLEY PLUS DJ INDL09
DCW	DCW TOTAL RETURN FD COM
DCX	MERRILL LYNCH & CO INC STRTG ACC DJIA10

DCZ	Decorize Inc
DD	DU PONT E I DE NEMOURS & CO COM
DD-A	DU PONT E I DE NEMOURS & CO PFD $3.50
DD-B	DU PONT E I DE NEMOURS & CO PFD $4.50
DDC	DOMINION DIAMOND CORP COM
DDD	3-D SYS CORP DEL COM NEW
DDDC	DELTATHREE INC COM
DDE	DOVER DOWNS GAMING & ENTMT INC COM
DDE#	Dover Downs Gaming & Entertainment Inc. Common Stock
DDE$	Dover Downs Gaming & Entertainment Inc. Common Stock
DDEWD	DOVER DOWNS GAMING &
DDF	DELAWARE INVTS DIV & INCOME FD COM
DDG	PROSHARES TR PSHS SHT OIL&GAS
DDI	WISDOMTREE TRUST INTL INDUSTRIA
DDIC	DDI CORP COM 0.0001 NEW
DDICD	DDi Corp. New - Common Stock
DDM	PROSHARES TR PSHS ULTRA DOW30
DDMG	DIGITAL DOMAIN MEDIA GROUP INC COM
DDMX	DYNAMEX INC COM
DDP	DEUTSCHE BK AG LDN BRH PS CMDTY SH ETN
DDR	DDR CORP COM
DDR-F	Developers Diversified Realty Corporation Depositry Shares (Each representing 1/10th of a share of 8.60% Class F Cumulative Redeemable Preferred Shares)
DDR-F*	Developers Diversified Realty Corporation Depositry Shares (Each representing 1/10th of a share of 8.60% Class F Cumulative Redeemable Preferred Shares)
DDR-G	DEVELOPERS DIVERSIFIED RLTY CO PFD 1/10 G 8%
DDR-G*	DEVELOPERS DIVERSIFIED RLTY CO PFD 1/10 G 8%
DDR-H	DDR CORP DEPOSITARY SH RE
DDR-I	DDR CORP PFD 1/20 SER I
DDR-I*	DDR CORP PFD 1/20 SER I
DDR-J	DDR CORP DEPSHS1/20 CLJ
DDR-K	DDR CORP DEP 1/20TH CL K
DDRX	DIEDRICH COFFEE INC COM NEW
DDS	DILLARDS INC CL A
DDSS	LABOPHARM INC COM
DDT	DILLARDS CAP TR I CAP SECS 7.5%
DDUP	DATA DOMAIN INC COM
DDVX	UBS AG LONDON BRH ETRACS 4MT EQT
DDX	AMEX DISK DRIVE INDEXXXX
DE	DEERE & CO COM
DE#	Deere & Company Common Stock
DEAR	DEARBORN BANCORP INC COM
DEB	WISDOMTREE TRUST EUROPE TOT DIV
DEBS	Deb Shops Inc. - Common Stock
DECC	D & E COMMUNICATIONS INC COM
DECK	DECKERS OUTDOOR CORP COM
DECT	Dectron International Inc. - Common Stock
DEE	DEUTSCHE BK AG LDN BRH PS CMDT DS ETN
DEEP	Superior Offshore International Inc. - Common Stock
DEER	DEER CONSUMER PRODS INC COM NEW
DEF	CLAYMORE EXCHANGE TRD FD TR GUGGEN DEFN EQTY
DEFL	DEUTSCHE BK AG LONDON BRH US DEFLATION
DEG	ETABLISSEMENTS DELHAIZE FRERES SPONSORED ADR
DEI	DOUGLAS EMMETT INC COM
DEIX	Directed Electronics Inc. - Common stock
DEJ	DEJOUR ENERGY INC COM
DEK	Dekania Corp
DEK+	Dekania Corp
DEK=	Dekania Corp
DEL	DELTIC TIMBER CORP COM
DELL	DELL INC COM

DELT	Delta Galil Industries Ltd. - American Depositary Shares
DEM	WISDOMTREE TRUST EMERG MKTS ETF
DENN	DENNYS CORP COM
DENT	ADVISORSHARES TR DENT TACTL ETF
DEO	DIAGEO P L C SPON ADR NEW
DEP	DUNCAN ENERGY PARTNERS LP COM UNITS
DEPO	DEPOMED INC COM
DER	De Rigo S.p.A. American Depositary Shares (Each representing one Ordinary Share)
DES	WISDOMTREE TRUST SMALLCAP DIVID
DESC	Distributed Energy Systems Corporation - Common Stock
DEST	DESTINATION MATERNITY CORP COM
DEV	MERRILL LYNCH & CO INC NT DOWJNS 10
DEV*	MORGAN STANLEY SPARQ 8.5%2007
DEVC	Devcon International Corp. - Common Stock
DEW	WISDOMTREE TRUST GLB EQTY INC FD
DEX	DELAWARE ENHANCED GBL DIV & IN COM
DEXO	DEX ONE CORP COM
DEZ	Desert Sun Mining Corp
DF	DEAN FOODS CO NEW COM
DF#	DEAN FOODS CO NEW EX DISTRIB WI
DFB	MORGAN STANLEY BRIDGES 103009
DFC	Delta Financial Corporation - Common Stock
DFE	WISDOMTREE TRUST EUROPE SMCP DV
DFF	BANK AMER CORP LNK DJ INDSTL
DFG	DELPHI FINL GROUP INC CL A
DFG#	Delphi Financial Group Inc. Class A Common Stock
DFI	AMEX DEFENSE INDEX XXX
DFJ	WISDOMTREE TRUST JP SMALLCP DIV
DFP	FLAHERTY & CRUMRINE DYN PFD SHS
DFR	CIFC CORP COM
DFRG	DEL FRISCOS RESTAURANT GROUP I COM
DFS	DISCOVER FINL SVCS COM
DFS#	DISCOVER FINANCIAL SERVICES WI
DFS-B	DISCOVER FINL SVCS DEP SHS
DFT	DUPONT FABROS TECHNOLOGY INC COM
DFT-A	DUPONT FABROS TECHNOLOGY INC PERP PFD SER A
DFT-B	DUPONT FABROS TECHNOLOGY INC CUM PERP PFD-B
DFVL	BARCLAYS BK PLC TRES 5YR BULL
DFVS	BARCLAYS BK PLC TRES 5YR BEAR
DFY	DELPHI FINL GROUP INC NT SR 8% 2033
DFY*	DELPHI FINL GROUP INC NT SR 8% 2033
DFZ	BARRY R G CORP OHIO COM
DG	DOLLAR GEN CORP NEW COM
DGAS	DELTA NAT GAS INC COM
DGAZ	CREDIT SUISSE NASSAU BRH VS 3XLNGNATGAS
DGC	DGSE COMPANIES INC COM
DGD	Merrill Lynch
DGF	DELAWARE INV GLBL DIV & INC FD COM
DGG	WISDOMTREE TRUST INTL COMMUNICA
DGI	DIGITALGLOBE INC COM NEW
DGICA	DONEGAL GROUP INC CL A
DGICB	DONEGAL GROUP INC CL B
DGII	DIGI INTL INC COM
DGIN	Digital Insight Corporation - Common Stock
DGIT	DIGITAL GENERATION INC COM
DGITD	Digital Generation Systems Inc. - Common Stock
DGK	MERRILL LYNCH & CO INC STARS DJIA 10
DGL	POWERSHS DB MULTI SECT COMM TR DB GOLD FUND
DGLD	CREDIT SUISSE NASSAU BRH 3X INVERS GOLD
DGLY	DIGITAL ALLY INC COM NEW
DGP	DEUTSCHE BK AG LDN BRH PS GOLD DL ETN

DGRW	WISDOMTREE TR US DIVD GRT FD
DGS	WISDOMTREE TRUST EMG MKTS SMCAP
DGSE	DGSE COMPANIES INC COM
DGT	SPDR SERIES TRUST GLB DOW ETF
DGW	DUOYUAN GLOBAL WTR INC SPONSORED ADR
DGX	QUEST DIAGNOSTICS INC COM
DGZ	DEUTSCHE BK AG LDN BRH PS GOLD SH ETN
DHB	DHB Industries Inc
DHF	DREYFUS HIGH YIELD STRATEGIES SH BEN INT
DHFT	DIAMOND HILL FINL TRNDS FD INC COM
DHG	DWS HIGH INCOME OPPORT FD INC COM NEW
DHI	D R HORTON INC COM
DHIL	DIAMOND HILL INVESTMENT GROUP COM NEW
DHM	COBALTS TR FOR SPRINT CAP NTS COBALS 8.125%
DHM*	Structured Obligations Corporation 8.125% Corporate Obligation Backed Listed Trust Securities (COBALTS) Trust Capital Certificates 2002-1
DHOM	Dominion Homes Inc. - Common Stock
DHR	DANAHER CORP DEL COM
DHRM	DEHAIER MEDICAL SYSTEMS LIMITE SHS
DHS	WISDOMTREE TRUST EQTY INC ETF
DHT	DHT HOLDINGS INC SHS NEW
DHX	DICE HLDGS INC COM
DHY	CREDIT SUISSE HIGH YLD BND FD SH BEN INT
DHY-#	CREDIT SUISSE HIGH YLD BND FD RT
DHY^	CREDIT SUISSE HIGH YLD BND FD RT
DHY^#	CREDIT SUISSE HIGH YLD BND FD RT
DIA	SPDR DOW JONES INDL AVRG ETF UT SER 1
DIAL	DIAL GLOBAL INC CL A
DIET	EDIETS COM INC COM NEW
DIETD	EDIETS COM INC COM NEW
DIG	PROSHARES TR PSHS ULTRA O&G
DIGA	DIGITAL ANGEL CORP NEW COM NEW
DIGAD	DIGITAL ANGEL CORP NEW COM NEW
DIGE	Digene Corporation - Common Stock
DII	DECORATOR INDS INC COM PAR $0.20
DIIB	Dorel Industries Inc. - Class B Subordinate Voting Shares
DIL	Dyadic International Inc
DIM	WISDOMTREE TRUST INTL MIDCAP DV
DIMEZ	Washington Mutual Inc. - Dime Bancorp Litigation Tracking Warrant
DIN	DINEEQUITY INC COM
DINE	REWARDS NETWORK INC COM NEW
DINED	REWARDS NETWORK INC COM NEW
DIO	Diomed Holdings Inc
DIOD	DIODES INC COM
DIRT	BARCLAYS BK PLC IPTH AGRIC ETN
DIS	DISNEY WALT CO COM DISNEY
DIS#	The Walt Disney Company Disney Common Stock
DISAD	DISCOVERY COMMUNICATNS NEW COM SER A
DISBD	DISCOVERY COMMUNICATNS NEW COM SER B
DISCA	DISCOVERY COMMUNICATNS NEW COM SER A
DISCB	DISCOVERY COMMUNICATNS NEW COM SER B
DISCK	DISCOVERY COMMUNICATNS NEW COM SER C
DISH	DISH NETWORK CORP CL A
DISK	IMAGE ENTMT INC COM NEW
DIT	AMCON DISTRG CO COM NEW
DITC	DITECH NETWORKS INC COM
DIV	GLOBAL X FDS GLOBX SUPDV US
DIVS	RUSSELL EXCHANGE TRADED FDS TR SCAP HIDIV YLD
DIVX	DIVX INC COM
DJ	Dow Jones & Company Inc. Common Stock
DJCI	UBS AG JERSEY BRH DJ COMMD ETN39

DJCO	DAILY JOURNAL CORP COM
DJE	TIERS PRINCIPAL PROTECTED TR TIERS DJIA03-1
DJL	MERRILL LYNCH & CO INC STARS DJ EURO9
DJO	DJO Incorporated Common Stock
DJP	BARCLAYS BK PLC DJUBS CMDT ETN36
DJQ	TIERS PRINCIPAL PROTECTED TR DJIA 03-16 08
DJSP	DJSP ENTERPRISES INCORPORATED SHS
DJSPU	DJSP ENTERPRISES INCORPORATED UNIT EX 081112
DJSPW	DJSP ENTERPRISES INCORPORATED WT EXP 081112
DK	DELEK US HLDGS INC COM
DKA	WISDOMTREE TRUST INTL ENERGY
DKC	SATURNS GEN ELEC CAP CORP SER UNIT A 6% 2032
DKC*	SATURNS GEN ELEC CAP CORP SER UNIT A 6% 2032
DKF	SATURNS GOODRICH CORP SER 2002 DEB BK 8%02-15
DKF*	SATURNS GOODRICH CORP SER 2002 DEB BK 8%02-15
DKI	SATURNS SPRINT CAP CORP 2003-2 UN A 8.625%32
DKI*	SATURNS SPRINT CAP CORP 2003-2 UN A 8.625%32
DKK	SATURNS APM CAP TR A SER UNITS A 8%2027
DKK*	SATURNS APM CAP TR A SER UNITS A 8%2027
DKL	DELEK LOGISTICS PARTNERS LP COM UNT RP INT
DKL*	SATURN FORD MTR CO 2003-5 TR UT A 8.125% 31
DKM	SATURNS DOW CHEM CO 2003-4 TR SATURNS 6.375%
DKM*	SATURNS DOW CHEM CO 2003-4 TR SATURNS 6.375%
DKP	SATURNS GOLDMAN SACHS GROUP UNIT A 6% 2033
DKP*	SATURNS GOLDMAN SACHS GROUP UNIT A 6% 2033
DKQ	SATURNS MAY DEPT STORES CO UT A 6.25% 32
DKQ*	SATURNS MAY DEPT STORES CO UT A 6.25% 32
DKR	SATURNS HERTZ CORP SER 2003-8 UNIT A 7% 2012
DKR*	SATURNS HERTZ CORP SER 2003-8 UNIT A 7% 2012
DKS	DICKS SPORTING GOODS INC COM
DKS#	Dick's Sporting Goods Inc. Common Stock $ .01 par value
DKT	DEUTSCHE BK CONTINGNT CAP TR V PFD 8.05% SEC
DKV	MS Structured Asset Corp. SATURNS The Hertz Corporation Debenture Backed Series 2003-10 7.75% Callable Units
DKW	SATURNS GOLDMAN SACHS GP 03-11 UNIT 5.625 33
DKW*	SATURNS GOLDMAN SACHS GP 03-11 UNIT 5.625 33
DKX	SATURNS DAIMLERCHRYSLER 03-12 UNIT A 7% 2031
DKY	SATURNS CR SUISS 1ST BSTN 3-13 TR UNIT A6.250
DKY*	SATURNS CR SUISS 1ST BSTN 3-13 TR UNIT A6.250
DKZ	MS Structured Asset Corp. SATURNS AT&T Corp. Debenture Backed Series 2003-14 6.875% Adjustable Rate Class A Callable Units
DL	CHINA DISTANCE ED HLDGS LTD SPONS ADR
DLA	DELTA APPAREL INC COM
DLB	DOLBY LABORATORIES INC COM
DLBL	BARCLAYS BK PLC 30 YR TREAS BULL
DLBS	BARCLAYS BK PLC 30 YR TREAS BEAR
DLC	DLC RLTY TR INC COM
DLGC	DIALOGIC INC COM NEW
DLGS	Dialog Semiconductor Plc - American Depositary Shares
DLHC	DLH HLDGS CORP COM
DLIA	DELIA'S INC NEW COM
DLIAR	dELIA*s Inc. Transferable Rights to Purchase Common Stock
DLIAV	DELIA*S INC.
DLK	Semotus Solutions Inc
DLLR	DFC GLOBAL CORP COM
DLM	DEL MONTE FOODS CO COM
DLN	WISDOMTREE TRUST LARGECAP DIVID
DLP	Delta and Pine Land Company Common Stock
DLPH	DELPHI AUTOMOTIVE PLC SHS
DLPWD	DELTA AND PINE LAND
DLPX	DelphaxTechnologies Inc. - Common Stock
DLR	DIGITAL RLTY TR INC COM

DLR-A	DIGITAL RLTY TR INC PFD A 8.50%
DLR-A*	DIGITAL RLTY TR INC PFD A 8.50%
DLR-B	DIGITAL RLTY TR INC PFD CM B 7.875
DLR-B*	DIGITAL RLTY TR INC PFD CM B 7.875
DLR-E	DIGITAL RLTY TR INC PFD-E
DLR-F	DIGITAL RLTY TR INC PFD-F
DLR-G	DIGITAL RLTY TR INC PFD SER G 5.875%
DLS	WISDOMTREE TRUST INTL SMCAP DIV
DLTR	DOLLAR TREE INC COM
DLX	DELUXE CORP COM
DM	DOLAN CO COM
DM-B	DOLAN CO 8.5 PFD SER B
DMAN	DEMANDTEC INC COM NEW
DMAX	DILMAX CORP COM
DMB	DREYFUS MUN BD INFRSTRCTR FD SHS
DMC	DOCUMENT SEC SYS INC COM
DMD	DEMAND MEDIA INC COM
DMED	D MEDICAL INDUSTRIES LTD SHS
DMF	DREYFUS MUN INCOME INC COM
DMG-A	Dominion CNG Capital Trust I 7.8% Trust Preferred Securities
DMG-A*	Dominion CNG Capital Trust I 7.8% Trust Preferred Securities
DMGI	Digital Music Group Inc. - Common Stock
DMH	BANK AMER CORP BEAR ISHS DJ10
DMI	Morgan Stanley
DMJ	MORGAN STANLEY MPS DJIA123009
DMLP	DORCHESTER MINERALS LP COM UNIT
DMM	MACROSHARES MAJOR MTR HSG DOWN SHS
DMND	DIAMOND FOODS INC COM
DMO	WESTERN ASSET MTG DEF OPPTY FD COM
DMP	MERRILL LYNCH & CO INC NT LK BIOIDX07
DMRC	DIGIMARC CORP NEW COM
DMU	Merrill Lynch
DMX	I-Trax Inc
DMY	Merrill Lynch
DNA	GENENTECH INC COM NEW
DNAC	DYNACS INC
DNB	DUN & BRADSTREET CORP DEL NEW COM
DNBF	DNB FINL CORP COM
DNBK	DANVERS BANCORP INC COM
DND	WISDOMTREE TRUST PAC EXJP TOT D
DNDN	DENDREON CORP COM
DNE	DUNE ENERGY INC COM PAR $0.001
DNEX	DIONEX CORP COM
DNH	WISDOMTREE TRUST PAC EX-JAP ETF
DNI	DIVIDEND & INCOME FUND COM NEW
DNKN	DUNKIN BRANDS GROUP INC COM
DNL	WISDOMTREE TRUST GLB EX US GRWTH
DNN	DENISON MINES CORP COM
DNO	UNITED STS SHORT OIL FD LP UNITS
DNP	DNP SELECT INCOME FD COM
DNP^	DNP SELECT INCOME FD RT
DNP^#	DNP SELECT INCOME FD RT
DNR	DENBURY RES INC COM NEW
DNR#	Denbury Resources Inc. Common Shares (Delaware)
DNY	DENALI FD INC COM
DO	DIAMOND OFFSHORE DRILLING INC COM
DOC	Digital Angel Corp
DOCC	DocuCorp International Inc. - Common Stock
DOCX	Document Sciences Corporation - Common Stock
DOD	DEUTSCHE BK AG LONDON ETN DJ HY 2022
DOG	PROSHARES TR PSHS SHORT DOW30

DOIL	CREDIT SUISSE NASSAU BRH VS 3X INV BREN
DOL	WISDOMTREE TRUST INTL LRGCAP DV
DOLE	DOLE FOOD CO INC NEW COM
DOM	DOMINION RES BLACK WARRIOR TR UNITS BEN INT
DON	WISDOMTREE TRUST MIDCAP DIVI FD
DOO	WISDOMTREE TRUST INTL DIV EX FINL
DOR	DYNAMIC OFFSHORE RES INC COM
DORM	DORMAN PRODUCTS INC COM
DOTN	Merrill Lynch & Co. Inc. - Strategic Return Notes Linked to the Select Ten Index due February 2008
DOV	DOVER CORP COM
DOVP	DOV Pharmaceutical Inc. - Common Stock
DOVR	DOVER SADDLERY INC COM
DOW	DOW CHEM CO COM
DOWT	Merrill Lynch & Co. Inc. - Strategic Return Notes Linked to Select Ten due March 2 2009
DOX	AMDOCS LTD ORD
DOY	MACROSHARES 100 OIL DOWN TR UNIT NEW
DP	Diagnostic Products Corporation Common Stock
DPC	WISDOMTREE TRUST INTL CONS DISCRT
DPD	DOW 30 PREMIUM & DIV INC FD COM
DPG	DUFF & PHELPS GLB UTL INC FD COM
DPII	Discovery Partners International Inc. Common Stock
DPK	DIREXION SHS ETF TR DLY DEV MKT BEAR
DPL	DPL INC COM
DPM	DCP MIDSTREAM PARTNERS LP COM UT LTD PTN
DPN	WISDOMTREE TRUST INTL CONS NON
DPO	DOW 30SM ENHANCED PREM & INC COM
DPP	MORGAN STANLEY NT DJ 033011
DPS	DR PEPPER SNAPPLE GROUP INC COM
DPS#	DR PEPPER SNAPPLE GROUP INC WI
DPTR	DELTA PETE CORP COM PAR $0.01
DPTRD	DELTA PETE CORP COM PAR $0.01
DPU	DEUTSCHE BK AG LDN BRH PS CMDT LG ETN
DPW	DIGITAL PWR CORP COM
DPZ	DOMINOS PIZZA INC COM
DQ	DAQO NEW ENERGY CORP SPNSRD ADR NEW
DQC	Duquesne Light Company 6.70% First Mortgage Public Income NotES (PINES) due April 30 2032
DQC*	Duquesne Light Company 6.70% First Mortgage Public Income NotES (PINES) due April 30 2032
DQE	Duquesne Light Holdings Inc. Common Stock
DQU-A	Duquesne Light Company $2.10 Preferred Stock
DQU-B	Duquesne Light Company 3.75% Preferred Stock
DQU-C	Duquesne Light Company 4% Preferred Stock
DQU-D	Duquesne Light Company 4.10% Preferred Stock
DQU-E	Duquesne Light Company 4.15% Preferred Stock
DQU-G	Duquesne Light Company 4.20% Preferred Stock
DQU-H	Duquesne Light Company 6.50% Preferred Stock Cumulative $50 par value
DR	Darwin Professional Underwriters Inc. Common Stock
DRA	Coinmach Service Corp
DRAD	DIGIRAD CORP COM
DRAM	DATARAM CORP COM PAR NEW $1
DRAX	Draxis Health Inc. - Common Shares
DRC	DRESSER-RAND GROUP INC COM
DRCO	DYNAMICS RESH CORP COM
DRCT	Direct General Corporation - Common stock
DRD	DRDGOLD LIMITED SPON ADR REPSTG
DRE	DUKE REALTY CORP COM NEW
DRE-I	Duke Realty Corporation Depositary Shares (Each representing a 1/10 Ownership Interest in One 8.45% Serieis I Cumulative Redeemable Preferred Share)
DRE-I*	Duke Realty Corporation Depositary Shares (Each representing a 1/10 Ownership Interest in One 8.45% Serieis I Cumulative Redeemable Preferred Share)
DRE-J	DUKE REALTY CORP PFD 1/10 SER J
DRE-K	DUKE REALTY CORP PFD 1/10 K 6.5

DRE-L	DUKE REALTY CORP PFD 1/10 L 6.6
DRE-M	DUKE REALTY CORP PFD 1/10 SER M
DRE-M*	DUKE REALTY CORP PFD 1/10 SER M
DRE-N	DUKE REALTY CORP PFD 1/10 SER N
DRE-N*	DUKE REALTY CORP PFD 1/10 SER N
DRE-O	DUKE REALTY CORP PFD 1/10 SER O
DRE-O*	DUKE REALTY CORP PFD 1/10 SER O
DRF	WISDOMTREE TRUST INTL FINANCIAL
DRG	PHARMACEUTICAL INDEX XXX
DRGS	ROYAL BK OF SCOTLAND PLC BIG PHARMA ETN
DRH	DIAMONDROCK HOSPITALITY CO COM
DRI	DARDEN RESTAURANTS INC COM
DRIV	DIGITAL RIV INC COM
DRJ	DREAMS INC COM
DRL	DORAL FINL CORP COM NEW
DRMPR	DIAMOND SHAMROCK INC
DRN	DIREXION SHS ETF TR DLY R/E BULL3X
DROOD	DRDGOLD Limited - American Depositary Shares
DROOY	DRDGOLD LIMITED SPON ADR NEW
DRP	DWS RREEF WRLD REAL ESTATE FND COM NEW
DRQ	DRIL-QUIP INC COM
DRR	MORGAN STANLEY SHRT EUR ETN20
DRRA	Dura Automotive Systems Inc. - Class A Common Stock
DRRAP	Dura Automotive Systems Inc. - Dura Automotive Systems Capital Trust - 7.50% Convertible Trust Preferred Securities
DRRX	DURECT CORP COM
DRS	DRS Technologies Inc. Common Stock
DRTE	Dendrite International Inc. - Common Stock
DRTK	Duratek Inc. - Common Stock
DRTX	DURATA THERAPEUTICS INC COM
DRU	DOMINION RES INC VA NEW ENH JR NT A 64
DRV	DIREXION SHS ETF TR DLY R/E BEAR3X
DRW	WISDOMTREE TRUST GLB EX US RL EST
DRWI	DRAGONWAVE INC COM
DRY	Coinmach Service Corp
DRYR	DREYERS CALL PUT ##
DRYS	DRYSHIPS INC SHS
DSA	MORGAN STANLEY SPARQ DELL8%07
DSA*	MORGAN STANLEY SPARQ DELL8%07
DSC	SPDR SERIES TRUST DJ SML CAP ETF
DSCI	DERMA SCIENCES INC COM PAR $.01
DSCM	DRUGSTORE COM INC COM
DSCO	DISCOVERY LABORATORIES INC NEW COM NEW
DSCOD	DISCOVERY LABORATORIES INC NEW COM NEW
DSCP	Datascope Corp. - Common Stock
DSE	MERRILL LYNCH & CO INC NT LKD INDL 07
DSF	DEFINED STRATEGY FD INC COM
DSF$	DEFINED STRATEGY FUND INC
DSG	SPDR SERIES TRUST DJ SML GRWTH ETF
DSGX	DESCARTES SYS GROUP INC COM
DSI	ISHARES TR MSCI KLD400 SOC
DSJ	MERRILL LYNCH & CO INC
DSK	MORGAN STANLEY SPARQS 052008
DSK*	MORGAN STANLEY SPARQS 052008
DSKX	DS HEALTHCARE GROUP INC COM
DSL	DOUBLELINE INCOME SOLUTIONS FD COM
DSLV	CREDIT SUISSE NASSAU BRH 3X INVERS SILV
DSM	DREYFUS STRATEGIC MUN BD FD COM
DSN	MERRILL LYNCH & COMPANY
DSO	MERRILL LYNCH & CO INC NT LKD SEL 07
DSP	SP ACQUISITION HOLDINGS INC COM

DSP+	SP ACQUISITION HOLDINGS INC WT EXP 101012
DSP=	SP ACQUISITION HOLDINGS INC UNIT EX 000012
DSPG	DSP GROUP INC COM
DSS	DOCUMENT SEC SYS INC COM
DST	DST SYS INC DEL COM
DSTI	DAYSTAR TECHNOLOGIES INC COM PAR $0.01
DSTID	DAYSTAR TECHNOLOGIES INC COM NEW
DSTIZ	DayStar Technologies Inc. - Warrant
DSTJ	JPMORGAN CHASE & CO DBL SHRT US BD
DSU	BLACKROCK DEBT STRAT FD INC COM
DSUM	POWERSHARES ETF TR II ASIA PAC BD PR
DSUP	DAYTON SUPERIOR CORP COM
DSV	SPDR SERIES TRUST DJ SML VALUE ETF
DSW	DSW INC CL A
DSWL	DESWELL INDS INC COM
DSX	DIANA SHIPPING INC COM
DSXJ	JPMORGAN CHASE & CO DBL SHRT 10YR
DSZ	MERRILL LYNCH & CO INC NT LKD SL10 07
DT	DEUTSCHE TELEKOM AG SPONSORED ADR
DTAS	Digitas Inc. - Common Stock
DTC	Domtar Inc. Common Shares
DTD	WISDOMTREE TRUST TOTAL DIVID FD
DTE	DTE ENERGY CO COM
DTE-A	DTE ENERGY TRUST I PFD GTD TR7.8%
DTE-A*	DTE ENERGY TRUST I PFD GTD TR7.8%
DTE-C	DTE ENERGY TR II TOPRS 7.50%
DTE-C*	DTE ENERGY TR II TOPRS 7.50%
DTF	DTF TAX-FREE INCOME INC COM
DTG	DOLLAR THRIFTY AUTOMOTIVE GP COM
DTH	WISDOMTREE TRUST DEFA EQT INC ETF
DTK	DEUTSCHE BK CONTGNT CAP TR III TR PFD 7.60%
DTLK	DATALINK CORP COM
DTN	WISDOMTREE TRUST DIV EX-FINL FD
DTO	DEUTSCHE BK AG LONDON BRH PS CRD OIL ETN
DTPI	DIAMOND MGMT & TECHNOLOGY CONS COM
DTQ	DTE ENERGY CO SUB DEB 62
DTSI	DTS INC COM
DTT	DEUTSCHE BANK CAP FDG TR IX PFD 6.625% GTD
DTUL	BARCLAYS BK PLC 2 YR TREAS BULL
DTUS	BARCLAYS BK PLC 2 YR TREAS BEAR
DTV	DIRECTV COM
DTWO	DIGITAL DOMAIN INC COM
DTY	MERRILL LYNCH & CO INC NT LKD SL10 07
DTYL	BARCLAYS BK PLC 10 YR TREAS BULL
DTYS	BARCLAYS BK PLC 10 YR TREAS BEAR
DTZ	DTE ENERGY CO JR SB DB6.5%61
DUA	DEUTSCHE BK CAP FDG TR VIII PFD 6.375%
DUC	DUFF & PHELPS UTIL CORP BD TR COM
DUCK	DUCKWALL-ALCO STORES INC NEW COM
DUF	DUFF & PHELPS CORP NEW CL A
DUG	PROSHARES TR ULSHOIL&GASNEW13
DUK	DUKE ENERGY CORP NEW COM NEW
DUK#	Duke Energy Corporation (Holding Company) Common Stock
DUK-A*	Duke Energy Corporation 6.375% Preferred Stock A 1993 Series
DUKH	DUKE ENERGY CORP NEW JR SUB DEB 73
DUR	DUKE POWER CO LLC PEPS
DUSA	DUSA PHARMACEUTICALS INC COM
DUST	DIREXION SHS ETF TR GLD MNRS BEAR 3X
DV	DEVRY INC DEL COM
DVA	DAVITA HEALTHCARE PARTNERS INC COM
DVAX	DYNAVAX TECHNOLOGIES CORP COM

DVCR	DIVERSICARE HEALTHCARE SVCS IN COM
DVD	DOVER MOTORSPORTS INC COM
DVF	BLACKROCK DIVERS OME STRATE COM
DVK	AB SVENSK EXPORTKREDIT RTN NT DJIX 09
DVM	COHEN & STEERS DIV MJRS FDINC COM
DVN	DEVON ENERGY CORP NEW COM
DVOX	DYNAVOX INC CL A
DVR	CAL DIVE INTL INC DEL COM
DVSA	Diversa Corporation - Common Stock
DVW	Covad Communications Group Inc
DVY	ISHARES TR DJ SEL DIV INX
DVYA	ISHARES INC ASIA PAC30 IDX
DVYE	ISHARES INC EMRGMKT DIVIDX
DVYL	UBS AG LONDON BRH ETRACS MP2X DJ
DW	DREW INDS INC COM NEW
DWA	DREAMWORKS ANIMATION SKG INC CL A
DWAS	POWERSHARES ETF TRUST II DWA SC TECHLDR
DWCH	DATAWATCH CORP COM NEW
DWID	Merrill Lynch & Co. Inc. - Strategic Return Notes Linked to the Industrial 15 Index due July 2008
DWL	MORGAN STANLEY PLUS LINK DJIA
DWM	WISDOMTREE TRUST DEFA FD
DWMT	MERRILL LYNCH & CO INC MITTS DJIA2010
DWRE	DEMANDWARE INC COM
DWRI	DESIGN WITHIN REACH INC COM
DWSN	DAWSON GEOPHYSICAL CO COM
DWT	Britannia Bulk Holdings Inc Common Stock
DWTI	CREDIT SUISSE NASSAU BRH VS 3XINV CRUDE
DWTN	Merrill Lynch & Co. Inc. - Strategic Return Notes Linked to the Select Ten Index due June 2008
DWTT	Merrill Lynch & Co. Inc. - Strategic Return Notes Linked to the Select 10 Index due September 2008
DWX	SPDR INDEX SHS FDS S&P INTL ETF
DX	DYNEX CAP INC COM NEW
DX-A	DYNEX CAP INC PFD SER A
DX-B	DYNEX CAP INC PFD SER B 7.625%
DX-D	DYNEX CAP INC PFD D 9.50%
DX-D*	DYNEX CAP INC PFD D 9.50%
DXB	DEUTSCHE BK CONTINGENT CAP TR PFD TR SEC
DXCM	DEXCOM INC COM
DXD	PROSHARES TR PSHS ULDOW30 NEW
DXE	AMEX DEUTSCHE BK XXX
DXI	Merrill Lynch
DXJ	WISDOMTREE TRUST JAPN HEDGE EQT
DXLG	DESTINATION XL GROUP INC COM
DXM	DEX MEDIA INC NEW COM
DXN	DigitalFX International Inc.
DXO	DEUTSCHE BK AG LONDON BRH PS CR OIL DD ETN
DXPE	DXP ENTERPRISES INC NEW COM NEW
DXR	DAXOR CORP COM
DXS	AMEX SPADE DEFENSE XXX
DXYN	DIXIE GROUP INC CL A
DY	DYCOM INDS INC COM
DYAX	DYAX CORP COM
DYII	DYNACQ HEALTHCARE INC COM
DYN	DYNEGY INC NEW DEL COM
DYN+	DYNEGY INC NEW DEL WT EXP 000017
DYNT	DYNATRONICS CORP COM NEW
DYP	DUOYUAN PRTG INC COM
DYS	DISTRIBUCION Y SERVICIO
DYSL	DYNASIL CORP AMER COM
DYT+A	DYNTEK INC WT A EX 121107
DYX	DiaSys Corp
DYY	DEUTSCHE BK AG LDN BRH PS CMDT DL ETN

DZK	DIREXION SHS ETF TR DLY DEV MKT BULL
DZZ	DEUTSCHE BK AG LDN BRH PS GOLD DS ETN
E	ENI S P A SPONSORED ADR
EA	ELECTRONIC ARTS INC COM
EAA	ENTERGY ARK INC 1ST MTG BD
EAB	ENTERGY ARK INC 1MTG BD 52
EAC	ERICKSON AIR-CRANE INC COM
EAD	WELLS FARGO ADVANTAGE INCOME COM SHS
EAE	ENTERGY ARK INC 1STMTG BD4.75%63
EAG	AMERICAN DEFENSE SYS INC COM
EAGL	GLOBAL EAGLE ACQUISITION CORP COM
EAGLU	GLOBAL EAGLE ENTMT INC UNIT 1 000012
EAGLW	GLOBAL EAGLE ACQUISITION CORP WT EXP 051316
EAK	CITIGROUP FDG INC ELKS 12.75%ADM
EAM	Citigroup Funding Inc.
EAN	Citigroup Funding Inc.
EAP	CITIGROUP FDG INC ELKS 10% SLB 09
EAPS	PAX WORLD FDS TR II MSCI ESG IDX
EAR	HEARUSA INC COM NEW
EARN	ELLINGTON RESIDENTIAL MTG REIT COM SHS BEN INT
EAS	Energy East Corporation (Holding Co.) Common Stock
EASI	Engineered Support Systems Inc. Common Stock
EASY	EasyLink Services Corporation - Class A Common Stock
EASYD	EasyLink Services Corporation - Class A Common Stock
EASYE	EASYLINK SVCS CP A
EAT	BRINKER INTL INC COM
EAT#	Brinker International Inc. Common Stock
EATX	GLOBAL X FDS GLOBAL X FOOD
EAZ	CITIGROUP FDG INC ELKS 13.5% JCP09
EBA	Morgan Stanley
EBAY	EBAY INC COM
EBB	CITIGROUP FDG INC ELKS MCD 10
EBC	Citigroup Funding Inc.
EBE	Citigroup Funding Inc.
EBF	ENNIS INC COM
EBHI	BAUER EDDIE HLDGS INC COM
EBI	EVERGREEN INTL BALANCED INCOME COM
EBIX	EBIX INC COM NEW
EBK	MORGAN STANLEY PROPELS 123011
EBMT	EAGLE BANCORP MONT INC COM
EBMTD	EAGLE BANCORP MONT INC COM
EBND	SPDR SERIES TRUST BRCLY EM LOCL
EBOD	RENEWABLE ENERGY TRADE BRD COR SHS
EBR	CENTRAIS ELETRICAS BRASILEIRAS SPONSORED ADR
EBR.B	CENTRAIS ELETRICAS BRASILEIRAS SPON ADR PFD B
EBS	EMERGENT BIOSOLUTIONS INC COM
EBSB	MERIDIAN INTERSTAT BANCORP INC COM
EBTC	ENTERPRISE BANCORP INC MASS COM
EBTX	ENCORE BANCSHARES INC COM
EBY	CITIGROUP FDG INC ELKS10% MRK&09
EC	ECOPETROL S A SPONSORED ADS
ECA	ENCANA CORP COM
ECB	CITIGROUP FDG INC ELKS11.75% DE9
ECBE	ECB BANCORP INC COM
ECC	CITIGROUP FDG INC ELKS CHESA ENR
ECF	ELLSWORTH FUND LTD COM
ECGI	ENVOY CAPITAL GROUP INC COM
ECH	ISHARES INC MSCI CHILE CAPP
ECHO	ECHO GLOBAL LOGISTICS INC COM
ECI	Encision Inc
ECIL	ECI Telecom Ltd. - Ordinary Shares

ECK	CITIGROUP FDG INC ELKS HAL 09
ECL	ECOLAB INC COM
ECLG	eCollege.com - Common Stock
ECLP	ECLIPSYS CORP COM
ECMV	E Com Ventures Inc. - Common Stock
ECN	Wachovia Corporation
ECNS	ISHARES TR MSCI CHIN SMCP
ECOL	US ECOLOGY INC COM
ECOM	CHANNELADVISOR CORP COM
ECON	EGA EMERGING GLOBAL SHS TR EGS EMKTCONS ETF
ECP	Canterbury Park Holding Corp
ECPG	ENCORE CAP GROUP INC COM
ECR	ECC Capital Corporation Common Stock par value $0.001 per share
ECST	eCOST.com Inc. Common stock
ECT	ECA MARCELLUS TR I COM UNIT
ECT*	Energy East Capital Trust I 8 1/4% Capital Securities
ECTE	ECHO THERAPEUTICS INC COM NEW
ECTX	ECTEL LTD ORD
ECTY	ECOTALITY INC COM NEW
ECV	EKSPORTFINANS ASA ACC RN MSCI 10
ECV$	BlackRock Enhanced Equity Yield & Premium Fund Inc. Common Stock $.10 par value
ECVC	EAST COAST VENTURE CAP
ECVCW	EAST COAST VENTURE WTS
ECYT	ENDOCYTE INC COM
ED	CONSOLIDATED EDISON INC COM
ED-A	CONSOLIDATED EDISON CO N Y INC PFD $5
ED-A*	CONSOLIDATED EDISON CO N Y INC PFD $5
ED-C	CONSOLIDATED EDISON CO N Y INC PFD C 4.65%
ED-C*	CONSOLIDATED EDISON CO N Y INC PFD C 4.65%
EDA	Endeavor Acquisition Corp
EDA+	Endeavor Acquisition Corp
EDA=	Endeavor Acquisition Corp
EDAC	EDAC TECHNOLOGIES CORP COM
EDAP	EDAP TMS S A SPONSORED ADR
EDC	DIREXION SHS ETF TR DLY EMRGMKT BULL
EDCI	EDCI HLDGS INC COM NEW
EDCID	EDCI HLDGS INC COM
EDD	MORGAN STANLEY EM MKTS DM DEBT COM
EDE	EMPIRE DIST ELEC CO COM
EDE-D	EMPIRE DIST ELEC TR I PFD TR 8.5%
EDE-D*	EMPIRE DIST ELEC TR I PFD TR 8.5%
EDEND	EDEN Bioscience Corporation - Common Stock
EDF	STONE HBR EMERG MRKTS INC FD COM
EDG	EDGEN GROUP INC CL A
EDGR	EDGAR ONLINE INC COM
EDGW	EDGEWATER TECHNOLOGY INC COM
EDI	STONE HBR EMERG MKTS TL INC FD COM
EDIV	SPDR INDEX SHS FDS S&P EM MKT DIV
EDMC	EDUCATION MGMT CORP NEW COM
EDN	EMPRESA DIST Y COMERCIAL NORTE SPON ADR
EDO	EDO Corporation Common Shares
EDP	EDP - Energias de Portugal S.A. American Depositary Shares (Each representing 10 Ordinary Shares)
EDR	EDUCATION RLTY TR INC COM
EDS	EXCEED COMPANY LTD SHS
EDSUU	EXCEED COMPANY LTD UNIT EX 110811
EDSWW	EXCEED COMPANY LTD WT EXP 110811
EDT	ENTERGY TEXAS INC MTG BD 7.875%
EDU	NEW ORIENTAL ED & TECH GRP INC SPON ADR
EDUC	EDUCATIONAL DEV CORP COM
EDV	VANGUARD WORLD FD EXTENDED DUR
EDV*	Consolidated Edison Company of New York Inc. 7.50% Public Income NotES (PINES) due July 1

EDZ	DIREXION SHS ETF TR DLY EMKT 3X NEW
EE	EL PASO ELEC CO COM NEW
EEA	EUROPEAN EQUITY FUND COM
EEA$	The European Equity Fund Inc. Common Stock
EEB	CLAYMORE EXCHANGE TRD FD TR GUGG BRIC ETF
EEC	MORGAN STANLEY NT EAFA IDX 08
EEE	EVERGREEN ENERGY INC NEW COM NEW
EEEE	Educate Inc. - Common Stock
EEEI	Electro Energy Inc. - Common Stock
EEEID	ELECTRO ENERGY INC COM NEW
EEF	BlackRock Enhanced Equity Yield Fund Inc. Common Stock
EEFT	EURONET WORLDWIDE INC COM
EEG	EGA EMERGING GLOBAL SHS TR DJ TITANS ETF
EEH	SWEDISH EXPT CR CORP ELEMENT USETN22
EEHB	POWERSHARES ETF TR II S&P EMRGHIBETA
EEI	ECOLOGY & ENVIRONMENT INC CL A
EELV	POWERSHARES ETF TR II EM MRK LOW VOL
EEM	ISHARES TR MSCI EMERG MKT
EEMA	ISHARES INC EMKTS ASIA IDX
EEME	ISHARES INC MSCI EMRG EMEA
EEML	ISHARES TR MSCI EMKT LATN
EEMS	ISHARES INC MSCI EM SML CP
EEMV	ISHARES INC EM MKT MIN VOL
EEN	CLAYMORE EXCHANGE TRD FD TR 2 GUGG EW EURO-PC
EENC	Enterra Energy Trust - Trust Units
EEO	EGA EMERGING GLOBAL SHS TR DJ MKT ENERGY
EEP	ENBRIDGE ENERGY PARTNERS L P COM
EEQ	ENBRIDGE ENERGY MANAGEMENT LLC SHS UNITS LLI
EES	WISDOMTREE TRUST SMLCAP EARN FD
EET	PROSHARES TR MSCI EMRG ETF
EEV	PROSHARES TR SHT MSCI NEW
EEVX	UBS AG LONDON BRH ETRACS 5MN EQT
EEW	Claymore Exchange-Traded Fund Trust 2
EEZ	WISDOMTREE TRUST EARN TOP100 FD
EF	EDELMAN FINL GROUP INC COM
EFA	ISHARES TR MSCI EAFE INDEX
EFAV	ISHARES TR EAFE MIN VOLAT
EFC	ELLINGTON FINANCIAL LLC COM
EFD	AB SVENSK EXPORTKREDIT ACC RTN MSCI 09
EFG	ISHARES TR MSCI GRW IDX
EFH	Empire Financial Holding Co
EFII	ELECTRONICS FOR IMAGING INC COM
EFJI	EF JOHNSON TECHNOLOGIES INC COM
EFL	WESTERN AST EMRG MKT FLT RT FD COM
EFM	ENTERGY MISS INC 1ST MTG BD 40
EFN	EGA EMERGING GLOBAL SHS TR DJ FINL TITANS
EFO	PROSHARES TR ULTR MSCI ETF
EFOI	ENERGY FOCUS INC COM
EFP	MORGAN STANLEY NT 1.875% 2011
EFR	EATON VANCE SR FLTNG RTE TR COM
EFS	MERRILL LYNCH & CO INC STARS ISHS 10
EFSC	ENTERPRISE FINL SVCS CORP COM
EFT	EATON VANCE FLTING RATE INC TR COM
EFU	PROSHARES TR ULSH MSCIEAF NEW
EFUT	E FUTURE INFORMATION TECH INC SHS
EFV	ISHARES TR MSCI VAL IDX
EFX	EQUIFAX INC COM
EFZ	PROSHARES TR PSHS SH MSCI EAF
EGAN	EGAIN CORP COM NEW
EGAS	GAS NAT INC COM
EGB	DEUTSCHE BK AG LDN BRH ETN GBP/USD 23

EGBN	EAGLE BANCORP INC MD COM
EGF	BLACKROCK ENHANCED GOVT FD INC COM
EGHT	8X8 INC NEW COM
EGI	ENTREE GOLD INC COM
EGJ	CITIGROUP FDG INC ELKS 13.5% AMZ09
EGK	CITIGROUP FDG INC ELKS 14% RIMM 09
EGL	ENGILITY HLDGS INC COM
EGL#	ENGILITY HLDGS INC COM
EGLE	EAGLE BULK SHIPPING INC SHS NEW
EGLS	Electroglas Inc. - Common Stock
EGLT	Eagle Test Systems Inc. - Common Stock
EGN	ENERGEN CORP COM
EGO	ELDORADO GOLD CORP NEW COM
EGOV	NIC INC COM
EGP	EASTGROUP PPTY INC COM
EGP-D	EastGroup Properties Inc. 7.95% Series D Cumulative Redeemable Preferred Stock
EGP-D*	EastGroup Properties Inc. 7.95% Series D Cumulative Redeemable Preferred Stock
EGPT	MARKET VECTORS ETF TR EGYPT INDX ETF
EGR	Commerce Energy Group Inc
EGRW	ISHARES INC EMKTS GRW IDX
EGS	EQUITYGUARD STOCK FD INC
EGT	ENTERTAINMENT GAMING ASIA INC COM NEW
EGX	ENGEX INC COM
EGY	VAALCO ENERGY INC COM NEW
EHA	ENTERGY ARK INC 1ST MT BD 6.70
EHA*	ENTERGY ARK INC 1ST MT BD 6.70
EHB	ENTERGY ARK INC 1ST MTG SER 6%
EHB*	ENTERGY ARK INC 1ST MTG SER 6%
EHC	CITIGROUP FDG INC ELKS11% CELG09
EHD	CITIGROUP FDG INC NT 8.5%MCSFT09
EHI	WESTERN ASSET GLB HI INCOME FD COM
EHJ	Citigroup Funding Inc.
EHL	ENTERGY LOUISIANA LLC BD 1MTG 7.6% 32
EHL*	ENTERGY LOUISIANA LLC BD 1MTG 7.6% 32
EHN	Morgan Stanley
EHP	CITIGROUP FDG INC ELKS 10.5%INTL
EHP-A	Eagle Hospitality Properties Trust Inc. 8.25% Series A Cumulative Redeemable Preferred Shares $0.01 par value
EHTH	EHEALTH INC COM
EIA	EATON VANCE CALIF MUN BD FD II COM
EICU	Visicu Inc. - Common Stock
EIDO	ISHARES TR INDONE INVS MRKT
EIF	CITIGROUP FDG INC ELKS JPM
EIG	EMPLOYERS HOLDINGS INC COM
EIH.A	Credit Suisse
EIHI	EASTERN INS HLDGS INC COM
EII	Energy Infrastructure Acquisition Corporation
EII+	Energy Infrastructure Acquistion Corporation
EII=	Energy Infrastructure Acquisition Corporation
EIK	Citigroup Funding Inc.
EIM	EATON VANCE MUN BD FD COM
EIO	EATON VANCE OHIO MUN BD FD COM
EIP	EATON VANCE PA MUN BD FD COM
EIPL	UBS AG LONDON BRH ETRACS MTH 2 NEW
EIPO	UBS AG LONDON BRH NXT GEN INT ETN
EIR	CITIGROUP FDG INC ELKS HOME DP10
EIRL	ISHARES TR IRLND CPD INVT
EIS	ISHARES INC MSCI ISRAEL FD
EIV	EATON VANCE MUN BD FD II COM
EIW.A	Credit Suisse
EIX	EDISON INTL COM
EJ	E HOUSE CHINA HLDGS LTD ADR

EJC	Citigroup Funding Inc.
EJQ	CITIGROUP FDG INC ELKS J&J 10
EJS	Morgan Stanley
EJW	CITIGROUP FDG INC ELKS BKAMR2010
EK	EASTMAN KODAK CO COM
EKB	CITIGROUP FDG INC ELKS DOWCHEM10
EKC	Citigroup Funding Inc.
EKD	CITIGROUP FDG INC ELKS 9% TEX IN
EKE	Citigroup Funding Inc.
EKF	EKSPORTFINANS ASA YLD SEC CLAYMO
EKG	CITIGROUP FDG INC NT 8%EXXN 2009
EKH	EUROPE 2001 HOLDRS TR DEPOSITRY RCPT
EKJ	Citigroup Funding Inc.
EKK	CITIGROUP FDG INC ELKS11.5% NOKIA
EKM	CITIGROUP FDG INC ELKS CX 08
EKN	Citigroup Funding Inc.
EKO	Citigroup Funding Inc.
EKV	CITIGROUP FDG INC ELKS 9% CISCO
EL	LAUDER ESTEE COS INC CL A
ELA	ENTERGY LA LLC 1ST MTG BD SER
ELAM	ELAMEX SA DE CV
ELB	ENTERGY LA LLC 1ST MTG BD
ELC	EASTERN LIGHT CAPITAL INC COM
ELD	WISDOMTREE TR EM LCL DEBT FD
ELE	ENDESA S.A. American Depositary Shares (Each Representing One Share of Capital Stock)
ELG	SPDR SERIES TRUST DJ LRG GRWTH ETF
ELGX	ENDOLOGIX INC COM
ELI	Elite Pharmaceuticals Inc
ELJ	ENTERGY LA LLC 1ST MTG5.25%52
ELK	ElkCorp Common Stock
ELLI	ELLIE MAE INC COM
ELLO	ELLOMAY CAPITAL LIMITED SHS
ELMD	ELECTROMED INC COM
ELMG	EMS TECHNOLOGIES INC COM
ELN	ELAN PLC ADR
ELNK	EARTHLINK INC COM
ELON	ECHELON CORP COM
ELOQ	ELOQUA INC COM
ELOS	SYNERON MEDICAL LTD ORD SHS
ELOY	ELOYALTY CORP COM NEW
ELP	COMPANHIA PARANAENSE ENERG COP SPON ADR PFD
ELQ	CITIGROUP FDG INC NT ELKS GLD 09
ELR	SPDR SERIES TRUST DJ LRG CAP ETF
ELRC	ELECTRO RENT CORP COM
ELRN	ELRON ELECTR INDS LTD ORD
ELS	EQUITY LIFESTYLE PPTYS INC COM
ELS-A	EQUITY LIFESTYLE PPTYS INC PERP PFD-A 8%
ELS-A*	EQUITY LIFESTYLE PPTYS INC PERP PFD-A 8%
ELS-C	EQUITY LIFESTYLE PPTYS INC DEP SH REP PFD
ELSE	ELECTRO-SENSORS INC COM
ELT	ELSTER GROUP SE SPONSORED ADR
ELTK	ELTEK LTD ORD
ELU	ENTERGY LA LLC 1ST MTG BD
ELV	SPDR SERIES TRUST DJ LRG VALUE ETF
ELX	EMULEX CORP COM NEW
ELXR	Elixir Pharmaceuticals Inc. - Common Stock
ELY	CALLAWAY GOLF CO COM
EM	EMDEON INC CL A
EMA	eMagin Corp
EMAG	EMAGEON INC COM
EMAK	EMAK Worldwide Inc. - Common Stock

EMAN	EMAGIN CORP COM NEW
EMB	ISHARES TR JPMORGAN USD
EMBT	Embarcadero Technologies Inc. - Common Stock
EMBX	Embrex Inc. - Common Stock
EMC	E M C CORP MASS COM
EMCB	WISDOMTREE TR WSDM EMKTBD FD
EMCD	SPDR SER TR SPDR BOFA ML
EMCF	EMCLAIRE FINL CORP COM
EMCI	EMC INS GROUP INC COM
EMCR	EGA EMERGING GLOBAL SHS TR EGSHS EMKTSCOR
EMD	WESTERN ASSET EMRG MKT INCM FD COM
EMDA	Equity Media Holdings Corporation - Common Stock
EMDAU	Equity Media Holdings Corporation - Unit 08/26/2009
EMDAW	Equity Media Holdings Corporation - Warrant 08/26/2009
EMDD	EGA EMERGING GLOBAL SHS TR EGSHARE EM DOM
EMDI	ISHARES INC EMKT CNSM DISC
EMDR	ALPS ETF TR VELOCSHS EMKTS
EME	EMCOR GROUP INC COM
EME#	EMCOR Group Inc. Common Stock
EMER	INDEXIQ ETF TR EMER MRKT MDCP
EMES	EMERGE ENERGY SVCS LP COM REP PARTN
EMEY	ISHARES INC EMKT ENRG SECT
EMF	TEMPLETON EMERGING MKTS FD INC COM
EMFN	ISHARES TR MSCI EM MK FNL
EMFT	SPDR INDEX SHS FDS MSCI EM50 ETF
EMG	SPDR SERIES TRUST DJ MID GRW ETF
EMGX	GLOBAL X FDS RUSSELL EM GTH
EMH	Citigroup Funding Inc.
EMI	EATON VANCE MI MUNI INCOME TR SH BEN INT
EMIF	ISHARES TR S&P EMRG INFRS
EMIS	EMISPHERE TECHNOLOGIES INC COM
EMITF	ELBIT IMAGING LTD ORD SHS
EMJ	EATON VANCE N J MUN BD FD COM
EMKR	EMCORE CORP COM NEW
EML	EASTERN CO COM
EMLB	BARCLAYS BK PLC EMRG MK 3X LNG
EMLC	MARKET VECTORS ETF TR EM LC CURR DBT
EMLP	FIRST TR EXCHANGE TRADED FD IV NO AMER ENERGY
EMM	SPDR SERIES TRUST DJ MID CAP ETF
EMMS	EMMIS COMMUNICATIONS CORP CL A
EMMSP	EMMIS COMMUNICATIONS CORP PFD CV SER A
EMMT	ISHARES TR MSCI EMG MATS
EMN	EASTMAN CHEM CO COM
EMN+	EASTMAN CHEM CO WT EXP 022713
EMO	CLEARBRIDGE ENERGY MLP OPP FD COM
EMO*	ENTERGY MISS INC MTG BD 7.25%32
EMP	EMPI INC MN
EMQ	ENTERGY MISS INC MTG 1ST BDS 6%
EMR	EMERSON ELEC CO COM
EMR#	Emerson Electric Co. Common Stock
EMRG	eMerge Interactive Inc. - Class A Common Stock
EMRGD	eMerge Interactive Inc. - Class A Common Stock
EMS	EMERGENCY MEDICAL SVCS CORP CL A
EMSA	BARCLAYS BK PLC MSCI EMER SH ETN
EMT	EGA EMERGING GLOBAL SHS TR EGSHARE EM METLS
EMU	ENERGY METALS CORP COM
EMV	SPDR SERIES TRUST DJ MID VALUE ETF
EMVL	EMVELCO Corp. - Common Stock
EMVX	GLOBAL X FDS RUSSELL EM VAL
EMXX	EURASIAN MINERALS INC COM
EMZ	ENTERGY MISS INC 1ST MTG BD

EN	ENEL Societa per Azioni American Depositary Shares(Each representing five Ordinary Shares)
ENA	ENOVA SYSTEMS INC COM NEW
ENB	ENBRIDGE INC COM
ENC	Enesco Group Inc. Common Stock
ENCO	ENCORIUM GROUP INC COM NEW
ENCOD	ENCORIUM GROUP INC COM NEW
ENCX	EndoCeutics Inc. - Common Shares
ENCY	Encysive Pharmaceuticals Inc - Common Stock
END	ENDEAVOUR INTL CORP COM NEW
ENDO	ENDOCARE INC COM NEW
ENDP	ENDO HEALTH SOLUTIONS INC COM
ENER	ENERGY CONVERSION DEVICES INC COM
ENG	ENGLOBAL CORP COM
ENGN	ISHARES TR INDUSTRIAL SCT
ENH	ENDURANCE SPECIALTY HLDGS LTD SHS
ENH-A	ENDURANCE SPECIALTY HLDGS LTD PFD SER A
ENH-B	ENDURANCE SPECIALTY HLDGS LTD PFD-B
ENI	ENERSIS S A SPONSORED ADR
ENI^	ENERSIS S A RT EXP 032113
ENJ	ENTERGY NEW ORLEANS INC 1ST MTG 5% 52
ENL	REED ELSEVIER N V SPONS ADR NEW
ENL#	REED ELSEVIER NV
ENLV	Enliven Marketing Technologies Corporation - Common Stock
ENMC	Encore Medical Corporation - Common Stock
ENMD	ENTREMED INC COM NEW
ENMDD	ENTREMED INC COM NEW
ENN	Equity Inns Inc. Common Stock
ENN-B	Equity Inns Inc. 8.75% Series B Cumulative Preferred Stock $.01 par value
ENN-C	Equity Inns Inc. 8% Series C Cumulative Preferred Stock
ENOC	ENERNOC INC COM
ENP	ENCORE ENERGY PARTNERS LP COM UNIT
ENPH	ENPHASE ENERGY INC COM
ENPT	EN POINTE TECHNOLOGIES INC COM
ENQ	Citigroup Funding Inc.
ENR	ENERGIZER HLDGS INC COM
ENS	ENERSYS COM
ENSG	ENSIGN GROUP INC COM
ENSI	EnergySouth Inc. - Common Stock
ENT	GLOBAL EAGLE ENTMT INC COM
ENTA	ENANTA PHARMACEUTICALS INC COM
ENTG	ENTEGRIS INC COM
ENTN	ENTORIAN TECHNOLOGIES INC COM NEW
ENTND	ENTORIAN TECHNOLOGIES INC COM NEW
ENTR	ENTROPIC COMMUNICATIONS INC COM
ENTU	ENTRUST INC COM
ENTWW	GLOBAL EAGLE ENTMT INC WT EXP 051316
ENV	ENVESTNET INC COM
ENVI	ENVIVIO INC COM
ENVS	ENOVA SYSTEMS INC COM NEW
ENWV	ENDWAVE CORP COM NEW
ENX	EATON VANCE NEW YORK MUN BD FD COM
ENXP	ENERGY & EXPL PARTNERS INC COM
ENY	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CA ENRG INC
ENZ	ENZO BIOCHEM INC COM
ENZL	ISHARES TR MSCI NEW ZEAL CP
ENZN	ENZON PHARMACEUTICALS INC COM
EOA	AB SVENSK EXPORTKREDIT NT DJSTOXX2009
EOC	EMPRESA NACIONAL DE ELCTRCIDAD SPONSORED ADR
EOD	WELLS FARGO ADV GLB DIV OPP FD COM
EOE	EATON VANCE CR OPPORTUNIT FD COM
EOF	Merrill Lynch

EOG	EOG RES INC COM
EOH	Lehman Brothers
EOI	EATON VANCE ENHANCED EQ INC FD COM
EON	E.ON AG American Depositary Shares (Each representing 1/3 of an Ordinary Share)
EONC	EON COMMUNICATIONS CORP COM NEW
EONCD	EON COMMUNICATIONS CORP COM NEW
EOP	Equity Office Properties Trust Common Shares of Beneficial Interest
EOP-B	Equity Office Properties Trust 5.25% Series B Convertible
EOP-G	Equity Office Properties Trust Series G Cumulative Redeemable Preferred Shares of Beneficial Interest
EOPN	E2OPEN INC COM
EOS	EATON VANCE ENH EQTY INC FD II COM
EOSPN	EOS PFD CORP PFD EX D 8.50%
EOT	EATON VANCE NATL MUN OPPORT TR COM SHS
EOX	EMERALD OIL INC COM NEW
EP	EL PASO CORP COM
EP-C	EL PASO ENERGY CAP TR I PFD CV TR SECS
EPAM	EPAM SYS INC COM
EPAX	AMBASSADORS GROUP INC COM
EPAY	BOTTOMLINE TECH DEL INC COM
EPB	EL PASO PIPELINE PARTNERS L P COM UNIT LPI
EPB*	Consolidated Edison Inc. 7.25% Public Income NotES (PINES) due April 1 2042
EPC	CITIGROUP FDG INC ELKS11% APPL10
EPCT	EPICEPT CORP COM NEW
EPCTD	EPICEPT CORP COM NEW
EPD	ENTERPRISE PRODS PARTNERS L P COM
EPE	ENTERPRISE GP HLDGS L P UNIT LP INT
EPEN	East Penn Financial Corporation - Common Stock
EPEX	EDGE PETE CORP DEL COM
EPEXP	EDGE PETE CORP DEL PFD CONV A
EPG	ENVIRONMENTAL PWR CORP COM NEW
EPH	CITIGROUP FDG INC ELKS 12% IGT 10
EPHC	EPOCH HOLDING CORP COM
EPHE	ISHARES TR PHILL INVSTMRK
EPI	WISDOMTREE TRUST INDIA ERNGS FD
EPIC	EPICOR SOFTWARE CORP COM
EPIK	Epic Bancorp - Common Stock
EPIQ	EPIQ SYS INC COM
EPIX	EPIX PHARMACEUTICALS INC COM NEW
EPIXD	EPIX Pharmaceuticals Inc. Common Stock
EPK	Citigroup Funding Inc.
EPL	EPL OIL & GAS INC COM
EPL$	Energy Partners Ltd. Common Stock
EPM	EVOLUTION PETROLEUM CORP COM
EPM-A	EVOLUTION PETROLEUM CORP PFD-A 8.5%
EPMD	EP MedSystems Inc. - Common Stock
EPOC	EPOCRATES INC COM
EPOL	ISHARES TR MSCI POLAND CAP
EPP	ISHARES INC MSCI PAC J IDX
EPR	EPR PPTYS COM SH BEN INT
EPR-A	Entertainment Properties Trust 9.50% Series A Cumulative Redeemable Preferred Shares
EPR-A*	Entertainment Properties Trust 9.50% Series A Cumulative Redeemable Preferred Shares
EPR-B	ENTERTAINMENT PPTYS TR PFD B 7.75%
EPR-B*	ENTERTAINMENT PPTYS TR PFD B 7.75%
EPR-C	EPR PPTYS PFD C CNV 5.75%
EPR-D	ENTERTAINMENT PPTYS TR PFD D 7.375%
EPR-D*	ENTERTAINMENT PPTYS TR PFD D 7.375%
EPR-E	EPR PPTYS CONV PFD 9% SR E
EPR-F	EPR PPTYS PFD SER F %
EPS	WISDOMTREE TRUST EARNING 500 FD
EPU	ISHARES TR MSCI PERU CAP
EPV	PROSHARES TR ULTRASHORT EUROP

EPZM	EPIZYME INC COM
EQ	EMBARQ CORP COM
EQ#	EMBARQ CORPORATION
EQIN	RUSSELL EXCHANGE TRADED FDS TR EQUITY INCOME
EQIX	EQUINIX INC COM NEW
EQL	ALPS ETF TR EQUAL SEC ETF
EQM	EQT MIDSTREAM PARTNERS LP UNIT LTD PARTN
EQR	EQUITY RESIDENTIAL SH BEN INT
EQR-C	Equity Residential Depositary Shares (Each representing 1/10th of a 9 1/8% Series C Cumulative Redeemable Preferred Share of Beneficial Interest)
EQR-C*	Equity Residential Depositary Shares (Each representing 1/10th of a 9 1/8% Series C Cumulative Redeemable Preferred Share of Beneficial Interest)
EQR-D	Equity Residential Depositary Shares (Each representing 1/10th of an 8.60% Series D Cumulative Redeemable Preferred Share of Beneficial Interest)
EQR-D*	Equity Residential Depositary Shares (Each representing 1/10th of an 8.60% Series D Cumulative Redeemable Preferred Share of Beneficial Interest)
EQR-E	EQUITY RESIDENTIAL PFD CONV E 7%
EQR-E*	EQUITY RESIDENTIAL PFD CONV E 7%
EQR-H	EQUITY RESIDENTIAL PFD CV H $1.75
EQR-H*	EQUITY RESIDENTIAL PFD CV H $1.75
EQR-N	EQUITY RESIDENTIAL PFD 1/10 SER N
EQR-N*	EQUITY RESIDENTIAL PFD 1/10 SER N
EQS	EQUUS TOTAL RETURN INC COM
EQT	EQT CORP COM
EQTX	Equitex Inc. - Common Stock
EQU	EQUAL ENERGY LTD COM
EQY	EQUITY ONE COM
ERA	ERA GROUP INC COM
ERA#	ERA GROUP INC COM
ERB	ERBA DIAGNOSTICS COM
ERC	WELLS FARGO ADVANTAGE MULTI COM SHS
ERE	DEUTSCHE BK AG LDN BRH ETN EUR/USD 23
ERES	ERESEARCHTECHNOLOGY INC COM
ERF	ENERPLUS CORP COM
ERH	WELLS FARGO ADVANTAGE UTILS COM
ERH$	Evergreen Utilities and High Income Fund When Distributed
ERI	EMRISE CORP COM NEW
ERIC	ERICSSON ADR B SEK 10
ERICY	LM Ericsson Telephone Company - American Depositary Shares
ERIE	ERIE INDTY CO CL A
ERII	ENERGY RECOVERY INC COM
ERJ	EMBRAER S A SP ADR REP 4 COM
ERO	BARCLAYS BK PLC IP EUR/USD ETN
EROC	EAGLE ROCK ENERGY PARTNERS LP UNIT
EROCR	EAGLE ROCK ENERGY PARTNERS LP RTS EXP 063010
EROCW	EAGLE ROCK ENERGY PARTNERS LP WT EXP 051512
ERS	EMPIRE RES INC DEL COM
ERT	ERESEARCHTECHNOLOGY INC COM
ERTS	ELECTRONIC ARTS INC COM
ERUS	ISHARES TR MSCI RUSS INDX
ERX	DIREXION SHS ETF TR DLY ENRGY BULL3X
ERY	DIREXION SHS ETF TR DLY ENERBR3X NEW
ES	ENERGYSOLUTIONS INC COM
ESA	ENERGY SVCS OF AMERICA CORP COM
ESA+	ENERGY SVCS OF AMERICA CORP WT EXP 101211
ESA=	ENERGY SVCS OF AMERICA CORP UNIT EX 101211
ESB	CITIGROUP FDG INC ELKS AME EXP10
ESBF	ESB FINL CORP COM
ESBK	ELMIRA SVGS BK ELMIRA N Y COM
ESC	EMERITUS CORP COM
ESCA	ESCALADE INC COM

ESCC	EVANS & SUTHERLAND COMPUTER CP COM
ESCH	Eschelon Telecom Inc. - Common Stock par value $0.01 per share
ESCL	Escala Group Inc. - Common Stock
ESD	WESTERN ASSET EMRG MKT DEBT FD COM
ESE	ESCO TECHNOLOGIES INC COM
ESEA	EUROSEAS LTD COM NEW
ESF	Espirito Santo Financial Group S.A. American Depositary Shares (Each representing one Ordinary Share)
ESGR	ENSTAR GROUP LIMITED SHS
ESGRD	Enstar Group Limited - Ordinary Shares
ESI	ITT EDUCATIONAL SERVICES INC COM
ESIC	EASYLINK SERVICES INTL CORP CL A
ESIO	ELECTRO SCIENTIFIC INDS COM
ESK	CITIGROUP FDG INC ELKS WELLS 10
ESL	ESTERLINE TECHNOLOGIES CORP COM
ESLR	EVERGREEN SOLAR INC COM NEW
ESLRD	EVERGREEN SOLAR INC COM NEW
ESLT	ELBIT SYS LTD ORD
ESM	CITIGROUP FDG INC EQTY SEC GE 10
ESMC	ESCALON MED CORP COM NEW
ESMK	Esmark Incorporated - Common Stock
ESP	ESPEY MFG & ELECTRS CORP COM
ESPD	eSpeed Inc. - Class A Common Stock
ESR	ISHARES INC MSCI EMKT EUR
ESRX	EXPRESS SCRIPTS HLDG CO COM
ESS	ESSEX PPTY TR INC COM
ESS-H	ESSEX PPTY TR INC PFD SER H
ESSA	ESSA BANCORP INC COM
ESST	ESS Technology Inc - Common Stock
ESSX	ESSEX RENT CORP COM
ESSXU	ESSEX RENT CORP UNIT EX 030411
ESSXW	ESSEX RENT CORP WT EXP 030411
EST	ENTERPRISE ACQUISITION CORP COM
EST+	ENTERPRISE ACQUISITION CORP WT EXP 110711
EST=	ENTERPRISE ACQUISITION CORP UNIT EX 000011
ESTE	EARTHSTONE ENERGY INC COM NEW
ESTX	MORGAN STANLEY PLUS DJ EUR 50
ESV	ENSCO PLC SHS CLASS A
ESXB	COMMUNITY BANKERS TR CORP COM
ESY	MERRILL LYNCH & CO INC
ESYS	ELECSYS CORP COM
ET	EXACTTARGET INC COM
ET-	E* Trade Financial Corporation Equity Units
ETAK	ELEPHANT TALK COMM CORP COM NEW
ETB	EATON VANCE TAX MNGED BUY WRIT COM
ETC	ENVIRONMENTAL TECTONICS CORP COM
ETD	CITIGROUP FDG INC ELKS YAHOO 10
ETE	ENERGY TRANSFER EQUITY L P COM UT LTD PTN
ETEL	eTelecare Global Solutions Inc. - American Depository Shares
ETF	ABERDEEN EMERGING MKTS SMALLER COM
ETFC	E TRADE FINANCIAL CORP COM NEW
ETFCD	E TRADE FINANCIAL CORP COM NEW
ETFCP	E*TRADE Financial Corporation - E*Trade Financial Corporation Equity Units
ETFY	PAX WORLD FDS TR II ENVI TECH ET50
ETG	EATON VANCE TX ADV GLBL DIV FD COM
ETH	ETHAN ALLEN INTERIORS INC COM
ETI	CITIGROUP GLOBAL MARKETS
ETJ	EATON VANCE RISK MNGD DIV EQTY COM
ETM	ENTERCOM COMMUNICATIONS CORP CL A
ETN	EATON CORP PLC SHS
ETO	EATON VANCE TX ADV GLB DIV OP COM
ETP	ENERGY TRANSFER PRTNRS L P UNIT LTD PARTN

ETQ	CORRIENTE RES INC COM NEW
ETR	ENTERGY CORP NEW COM
ETR-A	ENTERGY CORP NEW EQUITY UNIT
ETRM	ENTEROMEDICS INC COM NEW
ETRMD	ENTEROMEDICS INC COM NEW
ETS	Enterasys Networks Inc. Common Stock par value $.01 per share
ETUA	EUNITS 2 YR US EQTY MKT PTNTR UNIT
ETUB	EUNITS 2 YR U S MKT PARTN TR UNIT
ETV	EATON VANCE TX MNG BY WRT OPP COM
ETW	EATON VANCE TXMGD GL BUYWR OPP COM
ETWC	ETRIALS WORLDWIDE INC COM
ETWCU	etrials Worldwide Inc. - Units
ETWCW	etrials Worldwide Inc. - Warrants
ETX	EATON VANCE MUN INCOME TERM TR SHS
ETY	EATON VANCE TX MGD DIV EQ INCM COM
EU	WISDOMTREE TRUST EURO DEBT FUND
EUBK	EUROBANCSHARES INC COM
EUFN	ISHARES TR MSCI EURO FINL
EUFX	PROSHARES TR II PROSHS SHT EUR
EUM	PROSHARES TR PSHS SH MSCI EMR
EUO	PROSHARES TR II ULTRASHRT EURO
EUR	EUROTOP 100 INDEX XXX
EURO	EuroTrust A/S - American Depositary Shares
EUROD	EuroTrust A/S - American Depositary Shares
EURX	EURAND N V SHS
EUSA	ISHARES INC MSCI USA IDX
EV	EATON VANCE CORP COM NON VTG
EVAC	EDWARDS GROUP LTD SPONSORED ADR
EVAL	ISHARES INC EMKTS VALU IDX
EVBN	EVANS BANCORP INC COM NEW
EVBS	EASTERN VA BANKSHARES INC COM
EVC	ENTRAVISION COMMUNICATIONS CP CL A
EVCI	EVCI Career Colleges Holding Corp. - Common Stock
EVCID	EVCI Career Colleges Holding Corp. - Common Stock
EVD	CITIGROUP FDG INC ELKS SCHLUM 10
EVEP	EV ENERGY PARTNERS LP COM UNITS
EVER	EVERBANK FINL CORP COM
EVER-A	EVERBANK FINL CORP DEP1/1000 PF A
EVF	EATON VANCE SR INCOME TR SH BEN INT
EVG	EATON VANCE SH TM DR DIVR INCM COM
EVI	ENVIROSTAR INC COM
EVJ	EATON VANCE NJ MUNI INCOME TR SH BEN INT
EVK	EVER GLORY INTL GRP INC COM NEW
EVM	EATON VANCE CALIF MUN BD FD COM
EVN	EATON VANCE MUNI INCOME TRUST SH BEN INT
EVO	EATON VANCE OH MUNI INCOME TR SH BEN INT
EVOL	EVOLVING SYS INC COM NEW
EVOLD	EVOLVING SYS INC COM NEW
EVP	EATON VANCE PA MUNI INCOME TR SH BEN INT
EVR	EVERCORE PARTNERS INC CLASS A
EVRY	EVRYWARE GLOBAL INC COM
EVRYW	EVRYWARE GLOBAL INC WT EXP 052118
EVST	Everlast Worldwide Inc. - Common Stock
EVT	EATON VANCE TAX ADVT DIV INCM COM
EVTC	EVERTEC INC COM .
EVTCV	EVOTEC AG SPONSORED ADS
EVV	EATON VANCE LTD DUR INCOME FD COM
EVVV	EV3 INC COM
EVX	MARKET VECTORS ETF TR MV ENVIR SVCS
EVY	EATON VANCE NY MUNI INCOME TR SH BEN INT
EW	EDWARDS LIFESCIENCES CORP COM

EWA	ISHARES INC MSCI AUSTRALIA
EWAC	RYDEX ETF TRUST GUG MSCI ACWI EQ
EWBC	EAST WEST BANCORP INC COM
EWC	ISHARES INC MSCI CDA INDEX
EWD	ISHARES INC MSCI SWEDEN
EWEB	Euroweb International Corp. - Common Stock
EWEF	RYDEX ETF TRUST GUG MSCI EAFE EQ
EWEM	RYDEX ETF TRUST GUG MSCI EMKT EQ
EWG	ISHARES INC MSCI GERMAN
EWH	ISHARES INC MSCI HONG KONG
EWHS	ISHARES TR MSCI HK SML CP
EWI	ISHARES INC MSCI ITALY CAPP
EWJ	ISHARES INC MSCI JAPAN
EWK	ISHARES INC MSCI BELG CAPPED
EWL	ISHARES INC MSCI SWITZ CAPP
EWM	ISHARES INC MSCI MALAYSIA
EWMD	RYDEX ETF TRUST GUG S&P MC400 EQ
EWN	ISHARES INC MSCI NETHR INVES
EWO	ISHARES INC MSCI AUST CAPPED
EWP	ISHARES INC MSCI SPAIN CAPP
EWQ	ISHARES INC MSCI FRANCE
EWRI	RYDEX ETF TRUST GUG RUSS1000 EQL
EWRM	RYDEX ETF TRUST GUG RUSS MCP EQL
EWRS	RYDEX ETF TRUST GUG RUSS2000 EQL
EWS	ISHARES INC MSCI SINGAPORE
EWSM	RYDEX ETF TRUST GUG S&P SC600 EQ
EWSS	ISHARES TR MSCI SING SMCP
EWST	E-WASTE CORP COM
EWSTD	Energy West Inc. - Common Stock
EWT	ISHARES INC MSCI TAIWAN
EWU	ISHARES INC MSCI UTD KINGD
EWV	PROSHARES TR PSHS ULTSHRT JAP
EWW	ISHARES INC MSCI MEXICO CAP
EWX	SPDR INDEX SHS FDS S&P EMKTSC ETF
EWY	ISHARES INC MSCI STH KOR CAP
EWZ	ISHARES INC MSCI BRAZIL CAPP
EWZS	ISHARES TR MSCI BRAZ SMCP
EXA	EXA CORP COM
EXAC	EXACTECH INC COM
EXAM	EXAMWORKS GROUP INC COM
EXAR	EXAR CORP COM
EXAS	EXACT SCIENCES CORP COM
EXB	CLAYMORE ETF TRUST 2 BEACON GLB BRKR
EXBD	CORPORATE EXECUTIVE BRD CO COM
EXC	EXELON CORP COM
EXD	EATON VANCE TAX-ADV BD & OPTN COM SH BEN INT
EXE	CREXENDO INC COM
EXE.A	Extendicare Inc. Subordinate Voting Shares
EXEL	EXELIXIS INC COM
EXFO	EXFO INC SUB VTG SHS
EXG	EATON VANCE TAX MNGD GBL DV EQ COM
EXH	EXTERRAN HLDGS INC COM
EXI	ISHARES TR S&P GL INDUSTR
EXJF	Exchange National Bancshares Inc. - Common Stock
EXK	ENDEAVOUR SILVER CORP COM
EXL	EXCEL TR INC COM
EXL-B	EXCEL TR INC PFD-B
EXLP	EXTERRAN PARTNERS LP COM UNITS
EXLS	EXLSERVICE HOLDINGS INC COM
EXM	EXCEL MARITIME CARRIERS LTD COM
EXO.A	Merrill Lynch

EXP	EAGLE MATERIALS INC COM
EXP#	Eagle Materials Inc. Common Stock
EXP.B	Eagle Materials Inc. Class B Common Stock
EXP.B#	Eagle Materials Inc. Class B Common Stock
EXPD	EXPEDITORS INTL WASH INC COM
EXPE	EXPEDIA INC DEL COM NEW
EXPEV	EXPEDIA INC DEL COM NEW
EXPEW	Expedia Inc. - warrant to purchase one half of one share of Expedia common stock
EXPEZ	Expedia Inc. - Warrant to purchase .969375 shares of Common Stock
EXPO	EXPONENT INC COM
EXPR	EXPRESS INC COM
EXR	EXTRA SPACE STORAGE INC COM
EXT	WISDOMTREE TRUST TTL EARNING FD
EXTR	EXTREME NETWORKS INC COM
EXX.A	EXX Inc (Class A)
EXX.B	EXX Inc (Class B)
EXXI	ENERGY XXI (BERMUDA) LTD USD UNRS SHS
EXXID	ENERGY XXI (BERMUDA) LTD USD UNRS SHS NEW
EYA	Citigroup Funding Inc.
EYE	ADVANCED MEDICAL OPTICS INC COM
EYJ	Citigroup Funding Inc.
EYW	Citigroup Funding Inc.
EZA	ISHARES INC MSCI STH AFRCA
EZC	Citigroup Funding Inc.
EZCH	EZCHIP SEMICONDUCTOR LIMITED ORD
EZEM	E-Z-EM Inc. - Common Stock
EZH	CITIGROUP FUNDING INC
EZJ	PROSHARES TR UL MSCI JP ETF
EZM	WISDOMTREE TRUST MDCP EARN FUND
EZPW	EZCORP INC CL A NON VTG
EZU	ISHARES INC MSCI EMU INDEX
EZY	WISDOMTREE TRUST LRGECP VALUE FD
EZY-A	Easy Gardener Products Trust I
F	FORD MTR CO DEL COM PAR $0.01
F$	Ford Motor Company (New) Common Stock
F+	FORD MTR CO DEL WT EXP 010113
F-A	FORD MTR CO DEL NT 7.50 061043
F-A*	FORD MTR CO DEL NT 7.50 061043
F-S	FORD MTR CO CAP TR II PFD TR CV6.5%
F-S*	FORD MTR CO CAP TR II PFD TR CV6.5%
FA	FAIRCHILD CORPORATION
FAA	CLAYMORE EXCHANGE TRD FD TR 2 GUGG AIRLINE ETF
FAACW	FORTRESS INTL GROUP INC WT EXP 071209
FAB	FIRST TR MULTI CP VAL ALPHA FD COM SHS
FABK	FIRST ADVANTAGE BANCORP COM
FAC	FIRST ACCEPTANCE CORP COM
FACE	PHYSICIANS FORMULA HLDGS INC COM
FACT	FACET BIOTECH CORP SHS
FACTV	FACET BIOTECH CORP SHS
FAD	FIRST TR MULTI CAP VALUE ALPHA COM SHS
FADV	FIRST ADVANTAGE CORP CL A
FAF	FIRST AMERN FINL CORP COM
FAF#	FIRST AMERN FINL CORP COM
FAL	Falconbridge Limited Common Shares
FALC	FALCONSTOR SOFTWARE INC COM
FAM	FIRST TR ABERDEEN GLBL OPP FD COM SHS
FAN	FIRST TR ISE GLB WIND ENRG ETF COM SHS
FANG	DIAMONDBACK ENERGY INC COM
FARM	FARMER BROS CO COM
FARO	FARO TECHNOLOGIES INC COM
FAS	DIREXION SHS ETF TR DLY FIN BULL NEW

FAST	FASTENAL CO COM
FAUS	FIRST TR EXCH TRD ALPHA FD II AUSTRALIA ALPH
FAV	FIRST TR ACTIVE DIVID INCOME F COM
FAVS	FIRST AVIATION SVCS INC CL A NEW
FAX	ABERDEEN ASIA PACIFIC INCOM FD COM
FAZ	DIREXION SHS ETF TR DLYFINBEAR3X NEW
FB	FACEBOOK INC CL A
FBC	FLAGSTAR BANCORP INC COM PAR .001
FBC-	FLAGSTAR BANCORP INC PRP PFD CONV D
FBCM	FBR & CO COM
FBEI	First Bancorp of Indiana Inc. - Common Stock
FBF-L	Fleet Capital Trust VII 7.20% Capital Securities
FBF-L*	Fleet Capital Trust VII 7.20% Capital Securities
FBF-M	FLEET CAP TR VIII PFD SECS 7.2%
FBF-M*	FLEET CAP TR VIII PFD SECS 7.2%
FBF-N	FLEET CAP TR IX PFD TR SECS 6%
FBF-N*	FLEET CAP TR IX PFD TR SECS 6%
FBG	UBS AG LONDON BRH GROWTH RUSS LK22
FBHS	FORTUNE BRANDS HOME & SEC INC COM
FBHS#	FORTUNE BRANDS HOME & SEC INC COM
FBIZ	FIRST BUS FINL SVCS INC WIS COM
FBK-	Franklin Bank Corp
FBM	FOCUSSHARES TR MRNGSTR BS MAT
FBMI	FIRSTBANK CORP MICH COM
FBMS	FIRST BANCSHARES INC MS COM
FBMT	First National Bancshares Inc. (FL) - Common Stock
FBN	FURNITURE BRANDS INTL INC COM NEW
FBNC	FIRST BANCORP N C COM
FBNK	FIRST CONN BANCORP INC MD COM
FBNKM	First Banks Inc. - First Preferred Capital Trust III - 9.00% Cumulative Trust Preferred Securities
FBNW	FirstBank NW Corp. - Common Stock
FBP	FIRST BANCORP P R COM NEW
FBP-A	FIRST BANCORP P R PFD A 7.125%
FBP-B	FIRST BANCORP P R MIPS CV B 8.35%
FBP-C	FIRST BANCORP P R PFD PERP C 7.4
FBP-D	FIRST BANCORP P R PFD D 7.25%
FBP-E	FIRST BANCORP P R PFD PERP E 7%
FBP^	FIRST BANCORP P R SUBSCRIPT RT PUR
FBR	FIBRIA CELULOSE S A SP ADR REP COM
FBRC	FBR & CO COM NEW
FBS-A	FIRST PFD CAP TR IV PFD TR 8.15%
FBSI	FIRST BANCSHARES INC MO COM
FBSS	FAUQUIER BANKSHARES INC VA COM
FBST	Fiberstars Inc. - Common Stock
FBT	FIRST TR EXCHANGE TRADED FD NY ARCA BIOTECH
FBTC	First BancTrust Corporation - Common Stock
FBTX	Franklin Bank Corp. - Common Stock
FBZ	FIRST TR EXCH TRD ALPHA FD II BRAZIL ALPHA
FC	FRANKLIN COVEY CO COM
FC$	Franklin Covey Co. Common Stock
FCA	FIRST TR EXCH TRD ALPHA FD II CHINA ALPHADEX
FCA.A	Freedom Depository LLC / Amherst Securites
FCAL	FIRST CALIFORNIA FINANCIAL GRP COM NEW
FCAN	FIRST TR EXCH TRD ALPHA FD II CANADA ALPHA
FCAP	FIRST CAPITAL INC COM
FCBC	FIRST CMNTY BANCSHARES INC NEV COM
FCBP	First Community Bancorp - Common Stock
FCCO	FIRST CMNTY CORP S C COM
FCCY	1ST CONSTITUTION BANCORP COM
FCD	FOCUSSHARES TR MRNSTR CON DEF
FCE.A	FOREST CITY ENTERPRISES INC CL A

FCE.B	FOREST CITY ENTERPRISES INC CL B CONV
FCEC	FIRST CHESTER CNTY CORP COM
FCEL	FUELCELL ENERGY INC COM
FCF	FIRST COMWLTH FINL CORP PA COM
FCFC	FIRSTCITY FINL CORP COM
FCFL	FIRST CMNTY BK CORP AMER COM
FCFS	FIRST CASH FINL SVCS INC COM
FCG	FIRST TR ISE REVERE NAT GAS IN COM
FCGI	First Consulting Group Inc. - Common Stock
FCGL	DIREXION SHS ETF TR NAT GS BULL 2X
FCGS	DIREXION SHS ETF TR NAT GS BEAR 2X
FCH	FELCOR LODGING TR INC COM
FCH-A	FELCOR LODGING TR INC PFD CV A $1.95
FCH-C	FELCOR LODGING TR INC PFD 1/100 C 8%
FCHI	ISHARES TR FTSE CHINA ETF
FCJ	FORD MOTOR CREDIT CO LLC NT 7.60 2032
FCJ*	FORD MOTOR CREDIT CO LLC NT 7.60 2032
FCL	FOCUSSHARES TR MRNSTR CON CYC
FCLF	FIRST CLOVER LEAF FIN CORP COM
FCM	FIRST TR FOUR CRNRS SR FLT RTE COM SHS
FCMC	Franklin Credit Management Corp - Common Stock
FCN	FTI CONSULTING INC COM
FCNCA	FIRST CTZNS BANCSHARES INC N C CL A
FCO	ABERDEEN GLOBAL INCOME FD INC COM
FCPO	Factory Card & Party Outlet Corporation - When-Issued Common Stock
FCQ	FOCUSSHARES TR MRNSTR COMM SV
FCS	FAIRCHILD SEMICONDUCTOR INTL COM
FCSC	FIBROCELL SCIENCE INC COM NEW
FCSE	FOCUS Enhancements Inc. - Common Stock
FCSX	FCSTONE GROUP INC COM
FCT	FIRST TR SR FLG RTE INCM FD II COM
FCTR	First Charter Corporation - Common Stock
FCTY	1ST CENTURY BANCSHARES INC COM
FCV	FAITHSHARES TR CATHOLIC VALUE
FCVA	FIRST CAPITAL BANCORP VA COM
FCX	FREEPORT-MCMORAN COPPER & GOLD COM
FCX-C*	Freeport-McMoRan Copper & Gold Inc. Depositary Shares Series II (Each representing 0.05 of a share of Gold-Denominated Preferred Stock Series II)SY
FCX-D	Freeport-McMoRan Copper & Gold Inc. Depositary Shares (Each representing 0.003125 of a share of Silver-Denominated Preferred Stock)
FCX-M	FREEPORT-MCMORAN COPPER & GOLD PFD CONV
FCY	FOREST CITY ENTERPRISES INC SR NT 2034
FCZ	FORD MOTOR CREDIT CO LLC NT SR 7.375
FCZ*	FORD MOTOR CREDIT CO LLC NT SR 7.375
FCZA	FIRST CTZNS BANC CORP COM NO PAR
FD	Federated Department Stores Inc. Common Stock
FDC	First Data Corporation Common Stock
FDC#	First Data Corporation Common Stock
FDD	FIRST TR STOXX EURO DIV FD COMMON SHS
FDEF	FIRST DEFIANCE FINL CORP COM
FDG	Fording Canadian Coal Trust Unit of Income Trust
FDI	FORT DEARBORN INCOME SECS INC COM
FDL	FIRST TR MORNINGSTAR DIV LEADR SHS
FDM	FIRST TR DJS MICROCAP INDEX FD COM SHS ANNUAL
FDML	FEDERAL MOGUL CORP COM
FDN	FIRST TR EXCHANGE TRADED FD DJ INTERNT IDX
FDO	FAMILY DLR STORES INC COM
FDP	FRESH DEL MONTE PRODUCE INC ORD
FDRY	Foundry Networks Inc. - Common Stock
FDS	FACTSET RESH SYS INC COM
FDT	FIRST TR EXCH TRD ALPHA FD II DEV MRK EX US

FDTS	FIRST TR EXCH TRD ALPHA FD II EX US SML CP
FDUS	FIDUS INVT CORP COM
FDV	FIRST TR EXCHANGE TRADED FD STRAT VAL IDX FD
FDX	FEDEX CORP COM
FE	FIRSTENERGY CORP COM
FED	FIRSTFED FINL CORP COM
FEED	AGFEED INDUSTRIES INC COM
FEEU	BARCLAYS BK PLC BARC ETN EUR50
FEFN	ISHARES TR MSCI FAR EAST
FEG	FOCUSSHARES TR MRNSTR ENERGY
FEI	FIRST TR MLP & ENERGY INCOME COM
FEIC	FEI CO COM
FEIM	FREQUENCY ELECTRS INC COM
FELE	FRANKLIN ELEC INC COM
FEM	FIRST TR EXCH TRD ALPHA FD II EMERG MKT ALPH
FEMS	FIRST TR EXCH TRD ALPHA FD II EM SML CP ALPH
FEN	FIRST TR ENERGY INCOME & GRW COM
FENG	PHOENIX NEW MEDIA LTD SPONSORED ADS
FENWD	FAIRCHILD INDS INC
FEO	FIRST TR/ABERDEEN EMERG OPT FD COM
FEP	FIRST TR EXCH TRD ALPHA FD II EUROPE ALPHA
FES	FORBES ENERGY SVCS LTD COM
FET	FORUM ENERGY TECHNOLOGIES INC COM
FEU	SPDR INDEX SHS FDS STOXX EUR 50 ETF
FEV	EATON VANCE NATL MUN INCOME TR SH BEN INT
FEX	FIRST TR LRGE CP CORE ALPHA FD COM SHS
FEZ	SPDR INDEX SHS FDS EURO STOXX 50
FF	FUTUREFUEL CORPORATION COM
FFA	FIRST TR ENHANCED EQTY INC FD COM
FFBC	FIRST FINL BANCORP OH COM
FFBCW	FIRST FINL BANCORP OH WT EXP 122318
FFBH	FIRST FED BANCSHARES ARK COM NEW
FFBHD	FIRST FED BANCSHARES ARK COM NEW
FFBI	First Federal Bancshares Inc. - Common Stock
FFC	FLAHERTY&CRMN PFD SEC INCOM FD COM
FFCH	FIRST FINL HLDGS INC COM
FFCO	FEDFIRST FINL CORP NEW COM
FFCOD	FEDFIRST FINL CORP NEW COM
FFD	MORGAN STANLEY FRNT EMERG FD COM
FFDB	FIRSTFED BANCORP I
FFDF	FFD FINL CORP COM
FFEX	FROZEN FOOD EXPRESS INDS INC COM
FFFD	NORTH CENT BANCSHARES INC COM
FFFL	Fidelity Bankshares Inc. - Common Stock
FFFS	First Federal Financial Services Inc. - Common Stock
FFG	FBL FINL GROUP INC CL A
FFH	FAIRFAX FINL HLDGS LTD SUB VTG
FFHL	FUWEI FILMS HLDGS CO LTD SHS
FFHS	FIRST FRANKLIN CORP COM
FFI	FORTUNE INDUSTRIES INC COM NEW
FFIC	FLUSHING FINL CORP COM
FFIN	FIRST FINL BANKSHARES COM
FFIV	F5 NETWORKS INC COM
FFKT	FARMERS CAP BK CORP COM
FFKY	FIRST FINL SVC CORP COM
FFL	FOCUSSHARES TR MRNSTR FIN SVC
FFN	FRIENDFINDER NETWORKS INC COM IPO
FFNM	FIRST FED NORTHN MICH BANCORP COM
FFNW	FIRST FINANCIAL NORTHWEST INC COM
FFR	FIRST TR FTSE EPRA/NAREIT DEVL COM
FFSW	First Federal Banc of the Southwest Inc. - Common Stock

FFSX	FIRST FED BANKSHARES INC DEL COM
FFVX	UBS AG LONDON BRH ETRACS 6MT EQT
FGB	FIRST TRUST SPECIALTY FINANCE COM BEN INTR
FGC	NEXTERA ENERGY CAP HLDGS INC JR SB DB-A 66
FGC*	NEXTERA ENERGY CAP HLDGS INC JR SB DB-A 66
FGD	FIRST TR EXCHANGE TRADED FD II DJ GLBL DIVID
FGE	NEXTERA ENERGY CAP HLDGS INC JR SB DB-E 67
FGE*	NEXTERA ENERGY CAP HLDGS INC JR SB DB-E 67
FGEM	EGA EMERGING GLOBAL SHS TR EGSHARE FINL GEM
FGF	SUNAMERICA FCSED ALPHA GRW FD COM
FGI	SUNAMERICA FOCUSE ALPHA LC FD COM
FGM	FIRST TR EXCH TRD ALPHA FD II GERMANY ALPHA
FGP	FERRELLGAS PARTNERS L.P. UNIT LTD PART
FGSG	FORTUNE GTY SVGS BANK
FGXI	FGX INTERNATIONAL HLDGS LTD ORD SHS
FHC	FOCUSSHARES TR MRNSTR HTH CRE
FHCO	FEMALE HEALTH CO COM
FHI	FIRST TR STRTGC HIGH INCM FD COM
FHK	FIRST TR EXCH TRD ALPHA FD II HONG KONG ALPH
FHN	FIRST HORIZON NATL CORP COM
FHN-A	FIRST HORIZON NATL CORP DEPOSITARY SHS
FHO	FIRST TR STRAT HGH INC FD III COM
FHR	Fairmont Hotels & Resorts Inc. Common Shares
FHRX	First Horizon Pharmaceutical Corporation - Common Stock
FHY	FIRST TR STRATEGIC HIGH INC FD COM SHS NEW
FIA	Fiat S.p.A. American Depositary Shares(Each representing one Ordinary Share
FIA-	Fiat S.p.A. American Depositary Shares(Each representing one Preference Share)
FIA-A	Fiat S.p.A. American Depositary Shares (Each representing one Savings Share)
FIBK	FIRST INTST BANCSYSTEM INC COM CL A
FIC	FAIR ISAAC CORP COM
FICC	Fieldstone Investment Corporation - Common stock
FICO	FAIR ISAAC CORP COM
FIF	FIRST TR ENERGY INFRASTRCTR FD COM
FIFG	1st Independence Financial Group Inc. - Common Stock
FIG	FORTRESS INVESTMENT GROUP LLC CL A
FIGI	FORTRESS INTL GROUP INC COM
FIGIU	FORTRESS INTL GROUP INC UNIT EX 071209
FIGIW	FORTRESS INTL GROUP INC WT EXP 071209
FIGY	BARCLAYS BK PLC BARC YLD ETN LKD
FII	FEDERATED INVS INC PA CL B
FIL	FOCUSSHARES TR MRNSTR INDLS
FILE	FileNet Corporation - Common Stock
FILL	ISHARES INC MSCI GLB ENERG
FINB	First Indiana Corporation - Common Stock
FINF	PROSHARES TR SHT 30YR TIPS
FINL	FINISH LINE INC CL A
FINU	PROSHARES TR ULTRAPRO FINLS
FINZ	PROSHARES TR UL PROSHTFIN NEW
FIO	FUSION-IO INC COM
FIRE	SOURCEFIRE INC COM
FIS	FIDELITY NATL INFORMATION SVCS COM
FIS#	Fidelity National Information Services Inc. Common Stock
FISI	FINANCIAL INSTNS INC COM
FISN	GLOBAL X FDS FISHING INDSTR
FISV	FISERV INC COM
FIT	HEALTH FITNESS CORP COM NEW
FITB	FIFTH THIRD BANCORP COM
FITBP	FIFTH THIRD BANCORP CNV PFD DEP1/250
FIVE	FIVE BELOW INC COM
FIVZ	PIMCO ETF TR 3-7YR US TREAS
FIW	FIRST TR ISE WATER INDEX FD COM

FIX	COMFORT SYS USA INC COM
FIZ	National Beverage Corp
FIZZ	NATIONAL BEVERAGE CORP COM
FJA	PPLUS TR CTF A 7.995%36
FJC	Fedders Corporation Common Stock (New)
FJC-A	Fedders Corporation Series A Cumulative Preferred Stock
FJP	FIRST TR EXCH TRD ALPHA FD II JAPAN ALPHADEX
FKFS	FIRST KEYSTONE FINL INC COM
FKL	FAITHSHARES TR LUTHERAN VALUE
FKO	FIRST TR EXCH TRD ALPHA FD II STH KOREA ALPH
FKU	FIRST TR EXCH TRD ALPHA FD II UNIT KING ALPH
FL	FOOT LOCKER INC COM
FLA	Florida East Coast Industries Inc. Common Stock
FLAG	EXCHANGE TRADED CONCEPTS TR FORENSIC ACCTG
FLAT	BARCLAYS BK PLC US TRES FLATT
FLC	FLAHERTY & CRUMRINE TOTAL RETU COM
FLDM	FLUIDIGM CORP DEL COM
FLDR	FLANDERS CORP COM
FLE	FLEETWOOD ENTERPRISES
FLEX	FLEXTRONICS INTL LTD ORD
FLG	FOCUSSHARES TR MRNGSTR LRG CP
FLI	CHC Helicopter Corporation Class A Subordinate Voting Shares
FLIC	FIRST LONG IS CORP COM
FLIR	FLIR SYS INC COM
FLL	FULL HOUSE RESORTS INC COM
FLM	FIRST TR ISE GLOBAL ENGR & CON COM
FLML	FLAMEL TECHNOLOGIES SA SPONSORED ADR
FLN	FIRST TR EXCH TRD ALPHA FD II LATIN AMER ALP
FLO	FLOWERS FOODS INC COM
FLOT	ISHARES TR FLTG RATE NT
FLOW	FLOW INTL CORP COM
FLPB	Leesport Financial Corporation - Common Stock
FLR	FLUOR CORP NEW COM
FLR#	Fluor Corporation Common Stock
FLRN	SPDR SER TR INV GRD FLT RT
FLS	FLOWSERVE CORP COM
FLSH	msystems Ltd. - Ordinary Shares
FLT	FLEETCOR TECHNOLOGIES INC COM
FLT+	Flight Safety Technologies Inc
FLTR	MARKET VECTORS ETF TR INVT GRD FL RT
FLTWS	FLIGHT SAFETY TECH WTS
FLTX	FLEETMATICS GROUP PLC COM
FLWS	1 800 FLOWERS COM CL A
FLXS	FLEXSTEEL INDS INC COM
FLY	FLY LEASING LTD SPONSORED ADR
FLYR	Navigant International Inc. - Common Stock
FLYX	DIREXION SHS ETF TR AIRLINE SHS
FM	ISHARES INC MSCI FRNTR100ETF
FMAR	FIRST MARINER BANCORP COM
FMBI	FIRST MIDWEST BANCORP DEL COM
FMC	F M C CORP COM NEW
FMCN	FOCUS MEDIA HLDG LTD SPONSORED ADR
FMCO	FMS Financial Corporation - Common Stock
FMCP	FIRSTMERIT CORP DEP SHS
FMD	FIRST MARBLEHEAD CORP COM
FMDA	Futuremedia Public Limited Company - American Depositary Shares
FMDAD	Futuremedia Public Limited Company - American Depositary Shares
FMDAY	Futuremedia Public Limited Company - American Depositary Shares
FMER	FIRSTMERIT CORP COM
FMER-A	FIRSTMERIT CORP DEP SHS
FMFC	FIRST M & F CORP COM

FMK	FIRST TR EXCNGE TRD ALPHADEX MEGA CAP ALPHA
FML	MERRILL LYNCH & CO
FMM	FOCUSSHARES TR MRNGSTR MID CP
FMN	FEDERATED PREM MUN INC FD COM
FMNB	FARMERS NATL BANC CORP COM
FMO	FIDUCIARY CLAYMORE MLP OPP FD COM
FMP	Feldman Mall Properties Inc. Common Stock
FMR	FIRST MERCURY FINANCIAL CORP COM
FMRX	FAMILYMEDS GROUP INC COM NEW
FMRXD	Familymeds Group Inc. New Common Stock
FMS	FRESENIUS MED CARE AG&CO KGAA SPONSORED ADR
FMS#	Fresenius Medical Care AG American Depositary Shares (Each representing 1/3rd of an Ordinary Share)
FMS-	FRESENIUS MED CARE AG&CO KGAA SPON ADR PREF
FMSB	First Mutual Bancshares Inc. - Common Stock
FMT	Fremont General Corporation Common Stock
FMT-	Fremont General Financing I 9% Trust Originated Preferred Securities (TOPrS)
FMTI	FORBES MEDI-TECH INC NEW COM
FMTID	Forbes Medi-Tech Inc. - Common Shares
FMU	FOCUSSHARES TR MRNGSTR US MKT
FMV	FAITHSHARES TR METHODIST VAL
FMX	FOMENTO ECONOMICO MEXICANO SAB SPON ADR UNITS
FMY	FIRST TRUST MORTGAGE INCM FD COM SHS
FN	FABRINET SHS
FNA	FEDERAL NATL MTG ASSN CONV PFD SR 08-1
FNB	FNB CORP PA COM
FNBF	FNB Financial Services Corporation - Common Stock
FNBN	F N B UNITED CORP COM NEW
FNBND	F N B UNITED CORP COM NEW
FNBP	FNBPA BANCORP INC COM
FNDR	FENDER MUSICAL INSTRS CORP COM
FNDT	FUNDTECH LTD ORD
FNET	FORTUNET INC COM
FNF	FIDELITY NATIONAL FINANCIAL IN CL A
FNF#	Fidelity National Financial Inc. Common Stock
FNFG	FIRST NIAGARA FINL GP INC COM
FNFG-B	FIRST NIAGARA FINL GP INC PFD NON CUM SER
FNFI	FIRST NILES FINL INC COM
FNG-*	Front Range Capital Trust I
FNGN	FINANCIAL ENGINES INC COM
FNHC	FEDERATED NATL HLDG CO COM
FNI	FIRST TR ISE CHINDIA INDEX FD COM
FNIO	ISHARES TR INDL OFF CAP IDX
FNK	FIRST TR EXCNGE TRD ALPHADEX MID CAP VAL FD
FNLC	FIRST BANCORP INC ME COM
FNLY	Finlay Enterprises Inc. - Common Stock
FNM	FEDERAL NATL MTG ASSN COM
FNM-F	FEDERAL NATL MTG ASSN PFD F VAR RATE
FNM-G	FEDERAL NATL MTG ASSN PFD G VAR RATE
FNM-H	FEDERAL NATL MTG ASSN PFD SER H %
FNM-I	FEDERAL NATL MTG ASSN PFD I 5.375%
FNM-J	Fannie Mae Federal National Mortgage Association-Variable rate Non-Cumulative Preferred Stock Series J no par $50 liquidation per preference
FNM-J*	Fannie Mae Federal National Mortgage Association-Variable rate Non-Cumulative Preferred Stock Series J no par $50 liquidation per preference
FNM-K	Fannie Mae Federal National Mortgage Association-Variable rate Non-Cumulative Preferred Stock Series K no par value $50 liquidation preference.
FNM-K*	Fannie Mae Federal National Mortgage Association-Variable rate Non-Cumulative Preferred Stock Series K no par value $50 liquidation preference.
FNM-L	FEDERAL NATL MTG ASSN PFD L 5.125%
FNM-M	FEDERAL NATL MTG ASSN PFD M 4.75%
FNM-N	FEDERAL NATL MTG ASSN PFD SER N

FNM-P	FEDERAL NATL MTG ASSN VAR PFD SER P
FNM-Q	FEDERAL NATL MTG ASSN PFD6.75% SER Q
FNM-R	FEDERAL NATL MTG ASSN PFD7.625%SER R
FNM-S	FEDERAL NATL MTG ASSN PFD8.25%SER S
FNM-T	FEDERAL NATL MTG ASSN PFD 8.25% SR T
FNP	FIFTH & PAC COS INC COM
FNSC	FIRST NATL BANCSHARES INC S C COM
FNSR	FINISAR CORP COM NEW
FNSRD	FINISAR CORP COM NEW
FNT	Fidelity National Title Group Inc. Class A Common Stock
FNT#	Fidelity National Title Group Inc. Class A Common Stock
FNV	FRANCO NEVADA CORP COM
FNV=	FIRST CLASS NAVIGATION CORP UNIT EX 000010
FNX	FIRST TR MID CAP CORE ALPHADEX COM SHS
FNY	FIRST TR EXCNGE TRD ALPHADEX MID CP GR ALPH
FO	FORTUNE BRANDS INC COM
FO-A	FORTUNE BRANDS INC PFD CV $2.67
FOA	MERRILL LYNCH & CO INC STEP FMC071409
FOBB	First Oak Brook Bancshares Inc. - Common Stock
FOC	FAITHSHARES TR CHRISTIAN VAL
FOE	FERRO CORP COM
FOF	COHEN & STEERS CLOSED END OPPO COM
FOH	FREDERICKS HOLLYWOOD GROUP INC COM
FOIL	BARCLAYS BK PLC IPTH ALUMN ETN
FOL	FACTORSHARES S&P CRUDE OIL PRM COM UNT BEN IT
FOLD	AMICUS THERAPEUTICS INC COM
FONE	FIRST TR NASDAQ SMART PHONE IN COM SHS
FONR	FONAR CORP COM NEW
FONRD	Fonar Corporation - Common Stock
FOOD	VAUGHAN FOODS INC COM
FOODU	Vaughan Foods Inc. - Unit
FOODW	VAUGHAN FOODS INC WT CL A 062712
FOODZ	VAUGHAN FOODS INC WT CL B 062712
FOOT	Foothill Independent Bancorp - Common Stock
FOR	FORESTAR GROUP INC COM
FOR#	FORESTAR REAL ESTATE GROUP INC
FORD	FORWARD INDS INC N Y COM NEW
FORG	Forgent Networks Inc - Common Stock
FORM	FORMFACTOR INC COM
FORR	FORRESTER RESH INC COM
FORTY	FORMULA SYS 1985 LTD SPONSORED ADR
FORX	PIMCO ETF TR FORN CURR STRT
FOS	FOCUSSHARES TR MRNGSTR SML CP
FOSL	FOSSIL GROUP INC COM
FOXH	FoxHollow Technologies Inc. - Common Stock
FOXX	Fox & Hound Restaurant Group - Common Stock
FPA	FIRST TR EXCH TRD ALPHA FD II ASIA EX JAPAN
FPB	Fountain Powerboat Industries Inc
FPBI	FPB BANCORP INC COM
FPBN	1ST PACIFIC BANK COM
FPC-A	FPC CAP I QUIPS A 7.10%
FPC-A*	FPC CAP I QUIPS A 7.10%
FPE	FIRST TR EXCHANGE-TRADED FD PFD SECS INC ETF
FPF	FIRST TR INTER DUR PFD & IN FD COM
FPFC	FIRST PL FINL CORP COM
FPI	FIRST TR TAX ADVTG PFD INCM FD COM
FPIC	FPIC INS GROUP INC COM
FPL	NEXTERA ENERGY INC COM
FPL-B	FPL Group Inc. 8% Corporate Units
FPL-C	FPL GROUP CAP TR I PFD TR 5.875%
FPL-F	FPL GROUP CAP INC 8.75%GTD JR SB F

FPO	FIRST POTOMAC RLTY TR COM
FPO-A	FIRST POTOMAC RLTY TR CUM RED PFD-A
FPP	FIELDPOINT PETROLEUM CORP COM
FPP+	FIELDPOINT PETROLEUM CORP WT EXP 032318
FPT	FEDERATED PREM INTR MUN INC FD COM
FPTB	FIRST PACTRUST BANCORP INC COM
FPU	FLORIDA PUB UTILS CO COM
FPX	FIRST TR US IPO INDEX FD SHS
FR	FIRST INDUSTRIAL REALTY TRUST COM
FR-C	First Industrial Realty Trust Inc. Depositary Shares (Each representing 1/100th of a share of 8 5/8% Series C Cumulative Preferred Stock)
FR-C*	First Industrial Realty Trust Inc. Depositary Shares (Each representing 1/100th of a share of 8 5/8% Series C Cumulative Preferred Stock)
FR-J	FIRST INDUSTRIAL REALTY TRUST PFD 1/10000 J
FR-J*	FIRST INDUSTRIAL REALTY TRUST PFD 1/10000 J
FR-K	FIRST INDUSTRIAL REALTY TRUST PFD K 7.25%
FR-K*	FIRST INDUSTRIAL REALTY TRUST PFD K 7.25%
FRA	BLACKROCK FLOAT RATE OME STRAT COM
FRAC	PLATINUM ENERGY SOLUTIONS INC COM
FRAK	MARKET VECTORS ETF TR UNCVTL OIL GAS
FRAN	FRANCESCAS HLDGS CORP COM
FRB	BLACKROCK FL RATE OME STRA II COM SHS
FRBK	REPUBLIC FIRST BANCORP INC COM
FRC	FIRST REP BK SAN FRANCISCO CAL COM
FRC-A	FIRST REP BK SAN FRANCISCO CAL DEP SH PFD A
FRC-B	FIRST REP BK SAN FRANCISCO CAL DEP SHS REPSTG 1
FRC-C	FIRST REP BK SAN FRANCISCO CAL DEP1/40TH PFD C
FRC-D	FIRST REP BK SAN FRANCISCO CAL DEP 1/40 PFD D %
FRCCO	FIRST REP PFD CAP CORP PFD SER D
FRCCP	First Republic Preferred Capital Corporation - Preferred Stock
FRD	FRIEDMAN INDS INC COM
FRE	FEDERAL HOME LN MTG CORP COM
FRE-B	FEDERAL HOME LN MTG CORP PFD VAR RATE
FRE-D	Freddie Mac 6.14% Non-Cumulative Preferred Stock
FRE-D*	Freddie Mac 6.14% Non-Cumulative Preferred Stock
FRE-F	FEDERAL HOME LN MTG CORP PFD
FRE-G	FEDERAL HOME LN MTG CORP PFD FLTG RATE
FRE-H	FEDERAL HOME LN MTG CORP PFD 5.1%
FRE-K	FEDERAL HOME LN MTG CORP PFD 5.79%
FRE-L	FEDERAL HOME LN MTG CORP PFD 5.97%
FRE-M	FEDERAL HOME LN MTG CORP PFD VAR RATE
FRE-N	FEDERAL HOME LN MTG CORP PFD VR RT NCUM
FRE-O	FEDERAL HOME LN MTG CORP PFD 5.81% NCUM
FRE-P	FEDERAL HOME LN MTG CORP PFD 6% NON-CUM
FRE-Q	FEDERAL HOME LN MTG CORP PFD VAR RATE
FRE-R	FEDERAL HOME LN MTG CORP PFD 5.70%
FRE-S	FEDERAL HOME LN MTG CORP PFD PERP VAR
FRE-T	FEDERAL HOME LN MTG CORP PFD PERP 6.42%
FRE-U	FEDERAL HOME LN MTG CORP PERP PFD 5.9%
FRE-V	FEDERAL HOME LN MTG CORP PFD PERP 5.57%
FRE-W	FEDERAL HOME LN MTG CORP PFD CUM 5.66%
FRE-X	FEDERAL HOME LN MTG CORP PFD
FRE-Y	FEDERAL HOME LN MTG CORP PFD6.55% SER Y
FRE-Z	FEDERAL HOME LN MTG CORP PFD 8.375% NCM
FRED	FREDS INC CL A
FREE	FREESEAS INC SHS PAR.001 2013
FREED	FREESEAS INC SHS NEW
FREEW	FREESEAS INC WT EXP 063010
FREEZ	FREESEAS INC WT EXP 081211
FRF	FORTEGRA FINL CORP COM
FRG	FRONTEER GOLD INC COM

FRGB	FIRST REGL BANCORP COM
FRGI	FIESTA RESTAURANT GROUP INC COM
FRGIV	FIESTA RESTAURANT GROUP INC COM
FRGO	Fargo Electronics Inc. - Common Stock
FRH	Freedom Acquisition Holdings Inc
FRH+	Freedom Acquisition Holdings Inc
FRH=	Freedom Acquisition Holdings Inc
FRI	FIRST TR S&P REIT INDEX FD COM
FRK	Florida Rock Industries Inc. Common Stock
FRL	FOCUSSHARES TR MRNST REAL EST
FRM	FURMANITE CORPORATION COM
FRME	FIRST MERCHANTS CORP COM
FRMEP	First Merchants Corporation - First Merchants Capital Trust I - 8.75% Cumulative Trust Preferred Securities
FRN	CLAYMORE EXCHANGE TRD FD TR 2 GUGG FRNTR MKT
FRNK	FRANKLIN FINL CORP VA COM
FRNS	First Avenue Networks Inc. - Common Stock
FRNT	Frontier Airlines Holdings Inc. - Common Stock
FRO	FRONTLINE LTD SHS
FRP	FAIRPOINT COMMUNICATIONS INC COM NEW
FRP#	FairPoint Communications Inc. Common Stock
FRPT	FORCE PROTECTION INC COM NEW
FRS	FRISCHS RESTAURANTS INC COM
FRSH	Fresh Brands Inc. Common Stock
FRT	FEDERAL REALTY INVT TR SH BEN INT NEW
FRT-B	Federal Realty Investment Trust 8 1/2% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest
FRT-B*	Federal Realty Investment Trust 8 1/2% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest
FRX	FOREST LABS INC COM
FRZ	REDDY ICE HLDGS INC COM
FS	Four Seasons Hotels Inc. Limited Voting Shares
FSA	FACTORSHARES S&P ANTI-EQTY PRE COM UNITS BEN
FSB	FINANCIAL SEC ASSURN HLDGS LTD QUIBS 6.875%
FSBC	1ST STATE BNCP INC##
FSBI	FIDELITY BANCORP INC COM
FSBK	FIRST SOUTH BANCORP INC VA COM
FSBW	FS BANCORP INC COM
FSC	FIFTH STREET FINANCE CORP COM
FSCE	FIFTH STR FIN CORP SR NT 24
FSCFL	FIFTH STR FIN CORP SR NT 6.125% 28
FSCI	FISHER COMMUNICATIONS INC COM
FSD	FIRST TR HIGH INCOME L/S FD COM
FSE	FACTORSHARES S&P US EQTY PREM COM UNT BEN IT
FSF	FINANCIAL SEC ASSURN HLDGS LTD NT 5.60% 2103
FSFG	FIRST SAVINGS FINL GROUP INC COM
FSG	FACTORSHARES S&P GOLD PREM COM UNT BEN IT
FSGI	FIRST SEC GROUP INC COM NEW
FSGID	FIRST SEC GROUP INC COM NEW
FSH	Fisher Scientific International Inc. (New) Common Stock
FSI	FLEXIBLE SOLUTIONS INTL INC COM
FSII	FSI INTL INC COM
FSIN	FUSHI COPPERWELD INC COM
FSL	FREESCALE SEMICONDUCTOR LTD SHS
FSL.B	Freescale Semiconductor Inc. Class B Common Stock $0.01 par value
FSLR	FIRST SOLAR INC COM
FSM	FORTUNA SILVER MINES INC COM
FSN	FUSION TELECOMM INTL INC COM
FSN+	Fusion Telecommunications International Inc
FSNM	FIRST ST BANCORPORATION COM
FSNWS	FUSION TELECOM WTS
FSP	FRANKLIN STREET PPTYS CORP COM
FSR	FLAGSTONE REINSURANCE HOLDINGS COM
FSRV	FIRSTSERVICE CORP SUB VTG SH

FSS	FEDERAL SIGNAL CORP COM
FST	FOREST OIL CORP COM PAR $0.01
FST#	FOREST OIL CORP EX DISTRIB/WI
FSTF	FIRST ST FINL CORP FLA COM
FSTM	FUSIONSTORM GLOBAL INC COM
FSTR	FOSTER L B CO COM
FSTW	Firstwave Technologies Inc. - Common Stock
FSU	FACTORSHARES S&P EQTY ANT-USD COM UNT BEN IT
FSYS	FUEL SYS SOLUTIONS INC COM
FSZ	FIRST TR EXCH TRD ALPHA FD II SWITZLND ALPHA
FT	FRANKLIN UNVL TR SH BEN INT
FTA	FIRST TR LRG CP VL ALPHADEX FD COM SHS
FTB-A	FIFTH THIRD CAP TR V GTDTR PFD SC67
FTB-A*	FIFTH THIRD CAP TR V GTDTR PFD SC67
FTB-B	FIFTH THIRD CAP TR VI PFD TR GTD 67
FTB-B*	FIFTH THIRD CAP TR VI PFD TR GTD 67
FTB-C	FIFTH THIRD CAP TR VII 8.875% TR PFD
FTB-C*	FIFTH THIRD CAP TR VII 8.875% TR PFD
FTBK	FRONTIER FINL CORP WASH COM NEW
FTBKD	FRONTIER FINL CORP WASH COM NEW
FTC	FIRST TR LRG CP GRWTH ALPHADEX COM SHS
FTCS	FIRST TR EXCHANGE TRADED FD CAP STRENGTH ETF
FTD	FTD Group Inc. Common Stock
FTE	FRANCE TELECOM SPONSORED ADR
FTEK	FUEL TECH INC COM
FTF	FRANKLIN TEMPLETON LTD DUR INC COM
FTG	Farmstead Telephone Group Inc
FTGX	FIBERNET TELECOM GRP INC COM PAR $0.001
FTHR	Featherlite Inc. - Common Stock
FTI	FMC TECHNOLOGIES INC COM
FTI#	FMC Technologies Inc. Common Stock
FTK	FLOTEK INDS INC DEL COM
FTLK	FUNTALK CHINA HOLDINGS LIMITED SHS
FTNT	FORTINET INC COM
FTO	FRONTIER OIL CORP COM
FTQ	FOCUSSHARES TR MRNSTR TECH
FTR	FRONTIER COMMUNICATIONS CORP COM
FTSL	FIRST TR EXCHANGE TRADED FD IV SENIOR LN FD
FTT	FEDERATED ENHANC TREAS INCM FD COM SH BEN INT
FTW	FIRST TR EXCH TRD ALPHA FD II TAIWAN ALPHADE
FTWR	FIBERTOWER CORP COM NEW
FTWRD	FIBERTOWER CORP COM NEW
FTY	ISHARES TR REAL EST 50 IN
FU	FAB UNVL CORP COM
FUBC	1ST UNITED BANCORP INC FLA COM
FUD	UBS AG JERSEY BRH CMCI FOOD ETN
FUE	SWEDISH EXPT CR CORP MLCX BIO ETN23
FUEL	SMF ENERGY CORPORATION COM NEW
FUELD	SMF ENERGY CORPORATION COM NEW
FUELW	STREICHER MOB WTS S2
FUI	FOCUSSHARES TR MRNSTR UTILS
FUJI	FUJIFILM HLDGS CORP ADR 2 ORD
FUJIY	FUJIFILM HLDGS CORP ADR 2 ORD
FUL	FULLER H B CO COM
FULL	FULL CIRCLE CAP CORP COM
FULT	FULTON FINL CORP PA COM
FUN	CEDAR FAIR L P DEPOSITRY UNIT
FUNC	FIRST UTD CORP COM
FUND	ROYCE FOCUS TR COM
FUQI	FUQI INTERNATIONAL INC COM NEW
FUR	WINTHROP RLTY TR SH BEN INT NEW

FUR-A	Winthrop Realty Trust Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest
FUR-A*	Winthrop Realty Trust Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest
FUR-D	WINTHROP RLTY TR PFD SHS BEN INT
FURX	FURIEX PHARMACEUTICALS INC COM
FURXV	FURIEX PHARMACEUTICALS INC COM
FVD	FIRST TR VALUE LINE DIVID INDX SHS
FVE	FIVE STAR QUALITY CARE INC COM
FVI	FIRST TR VAL LINE EQ ALLO INDX SHS
FVL	FIRST TR VALUE LINE 100 ETF COM SHS
FVRL	Favrille Inc. - Common Stock par value $0.001 per share
FWDB	ADVISORSHARES TR MADRONA GLB BD
FWDD	ADVISORSHARES TR MADRONA DOMESTIC
FWDI	ADVISORSHARES TR MADRONA INTL ETF
FWF	WELLS FARGO CAP XI PFD TRUPRS 37
FWF*	WELLS FARGO CAP XI PFD TRUPRS 37
FWJ	Merrill Lynch Depositor Inc. 7 3/4% Public STEERS Trust Certificates Series 1998-TRV-C1
FWL	FABWEL INC
FWLT	FOSTER WHEELER AG COM
FWLTW	FOSTER WHEELER AG WT A EX 092409
FWLTZ	Foster Wheeler Ltd. - Warrants B 9/24/2007
FWM	FAIRWAY GROUP HLDGS CORP CL A
FWRD	FORWARD AIR CORP COM
FWT	Morgan Stanley
FWT*	MORGAN STANLEY SPARQS 8% WFT8
FWV	FIRST W VA BANCORP INC COM
FX	FX ALLIANCE INC COM
FXA	CURRENCYSHARES AUSTRALIAN DLR AUSTRALIAN DOL
FXB	CURRENCYSHS BRIT POUND STER TR BRIT POUND STE
FXC	CURRENCYSHARES CDN DLR TR CDN DOLLAR SHS
FXC.A	Morgan Stanley
FXCB	FOX CHASE BANCORP INC NEW COM
FXCBD	FOX CHASE BANCORP INC NEW COM
FXCH	CURRENCYSHARES CHINESE RENMINB CHIN RENMINBI
FXCM	FXCM INC COM CL A
FXD	FIRST TR EXCHANGE TRADED FD II CONSUMR DISCRE
FXE	CURRENCYSHARES EURO TR EURO SHS
FXEN	FX ENERGY INC COM
FXF	CURRENCYSHARES SWISS FRANC TR SWISS FRANC SH
FXG	FIRST TR EXCHANGE TRADED FD II CONSUMR STAPLE
FXH	FIRST TR EXCHANGE TRADED FD II HLTH CARE ALPH
FXI	ISHARES TR FTSE CHINA25 IDX
FXL	FIRST TR EXCHANGE TRADED FD II TECH ALPHADEX
FXM	CURRENCYSHARES MEXICAN PESO TR MEXICAN PES SH
FXN	FIRST TR EXCHANGE TRADED FD II ENERGY ALPHADX
FXO	FIRST TR EXCHANGE TRADED FD II FINLS ALPHADEX
FXP	PROSHARES TR ULTSHT CHINA 25
FXR	FIRST TR EXCHANGE TRADED FD II INDLS PROD DUR
FXRE	FX REAL ESTATE & ENTMT INC COM
FXRER	FX Real Estate and Entertainment Inc. - Rights
FXRU	CURRENCYSHARES RUSSIAN RUBLE T SHS
FXS	CURRENCYSHARES SWEDISH KRONA T SWEDISH KRONA
FXSG	CURRENCYSHARES SINGAPORE DLR T SHS
FXU	FIRST TR EXCHANGE TRADED FD II UTILITIES ALPH
FXX	Foxby Corp
FXY	CURRENCYSHS JAPANESE YEN TR JAPANESE YEN
FXZ	FIRST TR EXCHANGE TRADED FD II MATERIALS ALPH
FYC	FIRST TR EXCNGE TRD ALPHADEX SML CP GRW ALP
FYR	SAPPHIRE INDUSTRIALS CORP COM
FYR+	SAPPHIRE INDUSTRIALS CORP WT EXP 011712
FYR=	SAPPHIRE INDUSTRIALS CORP UNIT EX
FYT	FIRST TR EXCNGE TRD ALPHADEX SML CAP VAL AL

FYX	FIRST TR SML CP CORE ALPHA FD COM SHS
FZB	FAITHSHARES TR BAPTIST VAL FD
FZB-	FCB/NC Capital Trust II
FZB-*	FCB/NC Capital Trust II
FZN	CUISINE SOLUTIONS INC COM
G	GENPACT LIMITED SHS
GA	GIANT INTERACTIVE GROUP INC ADR
GAB	GABELLI EQUITY TR INC COM
GAB#	The Gabelli Equity Trust Inc. Common Stock
GAB-B	The Gabelli Equity Trust Inc. 7.2% Tax Advantage Series B Cumulative Preferred Stock
GAB-B*	The Gabelli Equity Trust Inc. 7.2% Tax Advantage Series B Cumulative Preferred Stock
GAB-D	GABELLI EQUITY TR INC PFD D 5.875%
GAB-F	GABELLI EQUITY TR INC PFD SER F 6.2%
GAB-F*	GABELLI EQUITY TR INC PFD SER F 6.2%
GAB-G	GABELLI EQUITY TR INC PFD-G
GAB-H	GABELLI EQUITY TR INC PFD SER H 5.00%
GABC	GERMAN AMERN BANCORP INC COM
GABFR	GABELLI EQUITY TR INC RT PUR PFD SER G
GABFV	GABELLI EQUITY TR INC RT
GAC	Geneva Acquisition Corporation
GAC+	Geneva Acquisition Corporation
GAC=	Geneva Acquisition Corporation
GAF	SPDR INDEX SHS FDS MIDEAST AFRICA
GAFC	GREATER ATLANTIC FINANCIAL COM
GAGA	LE GAGA HLDGS LTD SPONSORED ADR
GAH	GEORGIA PWR CO NT SR X 5.70%
GAH*	GEORGIA PWR CO NT SR X 5.70%
GAI	GLOBAL TECH ADVANCED INNOVATIO SHS NEW
GAIA	GAIAM INC CL A
GAIN	GLADSTONE INVT CORP COM
GAINP	GLADSTONE INVT CORP PFD A 7.125%
GAINR	Gladstone Investment Corporation - Transferable Subscription Rights to purchase shares of common stock at approx. $9.02
GAIT	LANGER INC COM
GAJ	GREAT ATLANTIC & PAC TEA INC QUIBS 9.375%
GAL	SSGA ACTIVE ETF TR GLOBL ALLO ETF
GALE	GALENA BIOPHARMA INC COM
GALT	GALECTIN THERAPEUTICS INC COM NEW
GALTU	GALECTIN THERAPEUTICS INC UNIT EX 000017
GALTW	GALECTIN THERAPEUTICS INC WT EXP 032817
GAM	GENERAL AMERN INVS INC COM
GAM-B	GENERAL AMERN INVS INC PFD B 5.95%
GAME	SHANDA GAMES LTD SP ADR REPTG A
GAN	GAINSCO INC COM PAR $.10
GAP	GREAT ATLANTIC & PAC TEA INC COM
GAR	GEORGIA PWR CO SR NT 2007D
GAR*	GEORGIA PWR CO SR NT 2007D
GARS	GARRISON CAP INC COM
GAS	AGL RES INC COM
GASL	DIREXION SHS ETF TR NAT GS BULL 3X
GASS	STEALTHGAS INC SHS
GASX	DIREXION SHS ETF TR NAT GS BEAR 3X
GASZ	UBS AG LONDON BRH DLY LNGSHT GAS
GAT	GEORGIA PWR CO NT SER2008C 48
GAV	Grubb & Ellis Realty Advisors Inc
GAV+	Grubb & Ellis Realty Advisors Inc
GAV=	Grubb & Ellis Realty Advisors Inc
GAX	Galaxy Energy Corporation
GAZ	BARCLAYS BANK PLC ETN DJUBS NAT37
GB	GREATBATCH INC COM
GBAB	GUGGENHEIM BLD AMR BDS MNG DR COM

GBB	BARCLAYS BK PLC IP GBP/USD ETN
GBBK	Greater Bay Bancorp - Common Stock
GBBKO	Greater Bay Bancorp GBB Capital V - 9.00% Cumulative Trust Preferred Securities
GBC	MORGAN STANLEY NT GBL BAS IND
GBCI	GLACIER BANCORP INC NEW COM
GBCIP	Glacier Bancorp Inc. Glacier Capital Trust I - 9.40% Cumulative Trust Preferred Securities
GBDC	GOLUB CAP BDC INC COM
GBE	GRUBB & ELLIS CO COM PAR $0.01
GBF	ISHARES TR BARCLYS GOVT CR
GBG	GREAT BASIN GOLD LTD COM
GBH	GREEN BUILDERS INC COM
GBI	MORGAN STANLEY NT IDX 022011
GBIM	GLOBEIMMUNE INC COM
GBL	GAMCO INVESTORS INC COM
GBLI	GLOBAL INDEMNITY PLC SHS
GBM	GENERAL MTRS CORP DEB SR CONV B
GBN	BANK AMER CORP STARS GOLD 11
GBNK	GUARANTY BANCORP DEL COM NEW
GBO	Merrill Lynch
GBR	NEW CONCEPT ENERGY INC COM
GBT	Advanced Battery Technologies Inc
GBTB	GB&T Bancshares - Common Stock
GBTS	Gateway Financial Holdings Inc. - Common Stock
GBX	GREENBRIER COS INC COM
GCA	GLOBAL CASH ACCESS HLDGS INC COM
GCAP	GAIN CAP HLDGS INC COM
GCBC	GREENE COUNTY BANCORP INC COM
GCBS	Greene County Bancshares Inc. - Common Stock
GCC	GREENHAVEN CONT CMDTY INDEX FD UNIT BEN INT
GCE	GS FIN CORP ETN CLAYMORE37
GCF	GLOBAL INCOME&CURRENCY FD INC COM
GCFB	GRANITE CITY FOOD & BREWERY LT COM NEW
GCFBD	GRANITE CITY FOOD & BREWERY LT COM NEW
GCFBU	GRANITE CITY UTS
GCFBW	GRANITE CITY WTS
GCGC	GOLDEN CYCLE GOLD CORP COM
GCH	GREATER CHINA FD INC COM
GCH^	GREATER CHINA FD INC RT
GCH^#	GREATER CHINA FD INC RT
GCI	GANNETT INC COM
GCO	GENESCO INC COM
GCOM	GLOBECOMM SYSTEMS INC COM
GCP.A	Royal Bank of Scotland N.V. (The)
GCS	DWS ENHANCED COMMDTY STRTGY FD COM
GCS$	DWS Global Commodities Stock Fund Inc. Common Stock
GCSWD	SCUDDER GLOBAL
GCT	GMH Communities Trust Common Shares of Beneficial Interest $0.001 par value
GCTS	GCT SEMICONDUCTOR INC COM
GCV	GABELLI CONV&INCOM SECS FD INC COM
GCV-B	GABELLI CONV&INCOM SECS FD INC PFD SER B
GCVRZ	SANOFI CONTGNT VAL RT
GD	GENERAL DYNAMICS CORP COM
GDAY	PROSHARES TR II PROSHS ULT AUS
GDF	WESTERN ASSET GLB PTNRS INCOME COM
GDI	GARDNER DENVER INC COM
GDI#	Gardner Denver Inc. Common Stock
GDL	GDL FUND COM SH BEN IT
GDL-A	GDL FUND PFD 8.50% SER A
GDL-A*	GDL FUND PFD 8.50% SER A
GDL-B	GDL FUND CUM PFD SER B
GDLXR	GDL FUND RT

GDLXV	GDL FUND RT
GDO	WESTERN ASSET GLOBAL CP DEFINE COM
GDOT	GREEN DOT CORP CL A
GDP	GOODRICH PETE CORP COM NEW
GDP-C	GOODRICH PETE CORP DEP1/1000PFD C
GDPAP	Goodrich Petroleum Corporation Series A Preferred Stock
GDT	Guidant Corporation Common Stock
GDV	GABELLI DIVD & INCOME TR COM
GDV-A	GABELLI DIVD & INCOME TR PFD SER A
GDV-D	GABELLI DIVD & INCOME TR PFD SER D
GDW	Golden West Financial Corporation Common Stock
GDX	MARKET VECTORS ETF TR GOLD MINER ETF
GDXJ	MARKET VECTORS ETF TR JR GOLD MINERS E
GDYS	GOODY'S FAMILY CLOTHING
GE	GENERAL ELECTRIC CO COM
GE-A	GENERAL ELEC CAP CORP 6.50% INTERNTS48
GEA	GENERAL ELEC CAP CORP PINES 6.625%
GEA*	GENERAL ELEC CAP CORP PINES 6.625%
GEAC	Geac Computer Corporation Ltd - Common Shares
GEB	GENERAL ELEC CAP CORP NT 52
GEC	GENERAL ELEC CAP CORP PINES 6.1% 32
GEC*	GENERAL ELEC CAP CORP PINES 6.1% 32
GED	GENERAL ELEC CAP CORP NT 5.875%2033
GED*	GENERAL ELEC CAP CORP NT 5.875%2033
GEDU	GLOBAL ED & TECHNOLOGY GP LTD ADS
GEE	GLOBAL ENTMT CORP COM NEW
GEF	GREIF INC CL A
GEF.B	GREIF INC CL B
GEG	GENERAL ELEC CAP CORP NT 2047 6.05%
GEG*	GENERAL ELEC CAP CORP NT 2047 6.05%
GEH	GENERAL ELEC CAP CORP NT 53
GEHL	Gehl Company - Common Stock
GEJ	GENERAL ELEC CAP CORP PUB INCM NT PI
GEJ*	GENERAL ELEC CAP CORP PUB INCM NT PI
GEK	GENERAL ELEC CAP CORP NT
GEL	GENESIS ENERGY L P UNIT LTD PARTN
GEMP	Gemplus International S.A. - American Depositary Shares
GEMS	FACTORSHARES TR PFISE DIAM/GEM
GEN	GENON ENERGY INC COM
GEN+A	MIRANT CORP NEW WT A EX 010311
GEN+B	MIRANT CORP NEW WT B EX 010311
GENC	GENCOR INDS INC COM
GENE	GENETIC TECHNOLOGIES LTD SPONSORED ADR
GENR	Genaera Corporation - Common Stock
GENRD	Genaera Corporation - Common Stock
GENT	GENTIUM S P A SPONSORED ADR
GENZ	GENZYME CORP COM
GEO	GEO GROUP INC COM
GEO#	The GEO Group Inc. Common Stock
GEOI	GEORESOURCES INC COM
GEOID	GeoResources Inc. - Common Stock
GEOS	GEOSPACE TECHNOLOGIES CORP COM
GEOV	GeoVera Insurance Holdings Ltd. - Common Shares
GEOY	GEOEYE INC COM
GEP	GENERAL ELEC CAP CORP PINES STP 35
GEP*	GENERAL ELEC CAP CORP PINES STP 35
GEPT	GLOBAL E POINT INC COM
GEQ	GUGGENHEIM EQ WEIGHT ENHANC EQ COM SH BEN INT
GER	GENERAL ELEC CAP CORP NT 6.45% 61546
GER*	GENERAL ELEC CAP CORP NT 6.45% 61546
GERJ	MARKET VECTORS ETF TR GERMANY SM CAP

GERN	GERON CORP COM
GES	GUESS INC COM
GES#	Guess ? Inc. Common Stock
GET	GAYLORD ENTMT CO NEW COM
GETI	GENTEK INC COM NEW
GEVA	SYNAGEVA BIOPHARMA CORP COM
GEVO	GEVO INC COM
GEX	MARKET VECTORS ETF TR GBL ALTER ENRG
GF	NEW GERMANY FD INC COM
GF$	The New Germany Fund Inc. Common Stock
GFA	GAFISA S A SPONS ADR
GFC	GEROVA FINANCIAL GROUP LTD SHS NEW
GFC+	GEROVA FINANCIAL GROUP LTD WTS ON SHS
GFC=	GEROVA FINANCIAL GROUP LTD UNIT EX 011614
GFED	GUARANTY FED BANCSHARES INC COM
GFF	GRIFFON CORP COM
GFF^	Griffon Corporation Rights (Expiring September 19 2008)
GFF^#	GRIFFON CORP RT
GFG	GUARANTY FINANCIAL GROUP INC.
GFG#	GUARANTY FINANCIAL GROUP INC
GFI	GOLD FIELDS LTD NEW SPONSORED ADR
GFI#	GOLD FIELDS LTD NEW EX DISTRIB WI
GFIG	GFI GROUP INC COM
GFLB	GREAT FLA BK MIAMI LAKES FLA CL A
GFLS	Greater Community Bancorp - Common Stock
GFLSO	Greater Community Bancorp - GCB Capital Trust II - 8.45% Trust Preferred Securities
GFN	GENERAL FIN CORP DEL COM
GFN+	General Finance Corporation
GFN=	General Finance Corporation
GFNCL	GENERAL FIN CORP DEL UNIT 1 000013
GFNCP	GENERAL FIN CORP DEL RED PRP PFD C
GFNCR	GENERAL FINANCE CORP RTS EXP 061510
GFNCU	GENERAL FINANCE CORP UNIT EX 063010
GFNCW	GENERAL FINANCE CORP WT EXP 063010
GFNCZ	GENERAL FIN CORP DEL WT EXP 062513
GFR	Great American Financial Resources Inc. Common Stock
GFRE	GULF RESOURCES INC COM PAR $0.0005
GFSI	GOLDLEAF FINANCIAL SOLUTIONS COM NEW
GFSID	Goldleaf Financial Solutions Inc. - Common Stock
GFW	AAG HLDG INC SR DEB 7.5% 33
GFW*	AAG HLDG INC SR DEB 7.5% 33
GFX	Media Sciences International Inc
GFY	WESTERN ASSET VAR RT STRG FD COM
GFZ	AAG HLDG INC SR DB 7.25% 34
GFZ*	AAG HLDG INC SR DB 7.25% 34
GG	GOLDCORP INC NEW COM
GG+	GOLDCORP INC NEW WT EXP 060911
GG+A	Goldcorp Inc. Series A Warrants (Expiring May 30 2007)
GG+C	Goldcorp Inc. Series C Warrants (Expiring May 30 2007)
GGA	GSC ACQUISITION COMPANY COM
GGA+	GSC ACQUISITION COMPANY WT EXP 062511
GGA=	GSC ACQUISITION COMPANY UNIT
GGAL	GRUPO FINANCIERO GALICIA S A SP ADR 10 SH B
GGB	GERDAU S A SPON ADR REP PFD
GGBM	Gigabeam Corporation - Common Stock
GGBMW	Gigabeam Corporation - Warrant 10/14/2009
GGBMZ	Gigabeam Corporation - Class Z Warrant 1/28/2011
GGC	GEORGIA GULF CORP COM PAR$0.01 NEW
GGE	GUGGENHEIM ENHANCED EQUITY STR COM
GGEM	EGA EMERGING GLOBAL SHS TR CONS GOODS GEM
GGG	GRACO INC COM

GGGG	GLOBAL X FDS GBX PUREGOLD NEW
GGI	The GEO Group Inc. Common Stock
GGL	Goodman Global Inc. Common Stock
GGN	GAMCO GLOBAL GOLD NAT RES & IN COM SH BEN INT
GGN-A	GAMCO GLOBAL GOLD NAT RES & IN 6.625% PFD SER A
GGN-A*	GAMCO GLOBAL GOLD NAT RES & IN 6.625% PFD SER A
GGN-B	GAMCO GLOBAL GOLD NAT RES & IN PFD SER B 5.00%
GGOV	PROSHARES TR GERMAN SOV/SUB
GGP	GENERAL GROWTH PPTYS INC NEW COM
GGP#	GENERAL GROWTH PPTYS INC NEW EX DISTRIB WI
GGP-A	GENERAL GROWTH PPTYS INC NEW PFD SER A 6.375%
GGR	GEOGLOBAL RESOURCES INC COM
GGS	GLOBAL GEOPHYSICAL SVCS INC COM
GGT	GABELLI MULTIMEDIA TR INC COM
GGT-B	GABELLI MULTIMEDIA TR INC PFD B 6%
GGT^	GABELLI GLOBAL MULTIMEDIA TR SUBSCRIPT RT
GGT^#	GABELLI GLOBAL MULTIMEDIA TR SUBSCRIPT RT
GGW	Merrill Lynch
GGWSA	GOLDCORP INC NEW WTS
GGWSC	GOLDCORP INC NEW WTS
GGXY	Golf Galaxy Inc. - common stock
GGY	Compagnie Generale de Geophysique American Depositary Shares (Each representing one-fifth of an Ordinary Share)
GHC	GLOBAL CONSUMER ACQST CORP COM
GHC+	GLOBAL CONSUMER ACQST CORP WT EXP 112712
GHC=	GLOBAL CONSUMER ACQST CORP UNIT EX 000011
GHCI	Genesis HealthCare Corporation - Common stock
GHDX	GENOMIC HEALTH INC COM
GHI	GLOBAL HIGH INCOME FUND INC COM
GHL	GREENHILL & CO INC COM
GHM	GRAHAM CORP COM
GHN	Granahan McCourt Acquisition Corporation
GHN+	Granahan McCourt Acquisition Corporation
GHN=	Granahan McCourt Acquisition Corporation
GHQ	GHL ACQUISITION CORP COM
GHQ+	GHL ACQUISITION CORP WT EXP 021413
GHQ=	GHL ACQUISITION CORP UNIT
GHS	GateHouse Media Inc. Common Stock
GHY	PRUDENTIAL GLB SHT DUR HG YLD COM
GI	Giant Industries Inc. Common Stock
GIA	GULFSTREAM INTL GROUP INC COM
GIB	GROUPE CGI INC CL A SUB VTG
GIC	MORGAN STANLEY NT INTL INDX
GIF	Global Income Fund Inc
GIFI	GULF ISLAND FABRICATION INC COM
GIG	GIGOPTIX INC COM
GIGA	GIGA TRONICS INC COM
GIGM	GIGAMEDIA LTD ORD
GII	SPDR INDEX SHS FDS S&P GBLINF ETF
GIII	G-III APPAREL GROUP LTD COM
GIL	GILDAN ACTIVEWEAR INC COM
GILD	GILEAD SCIENCES INC COM
GILT	GILAT SATELLITE NETWORKS LTD SHS NEW
GILTF	Gilat Satellite Networks Ltd. - Ordinary Shares
GIM	TEMPLETON GLOBAL INCOME FD COM
GIMO	GIGAMON INC COM
GIS	GENERAL MLS INC COM
GISX	Global Imaging Systems Inc. - Common Stock
GIT	MORGAN STANLEY CAP PRT DJT 50
GIVE	ADVISORSHARES TR ADVISR GLBECHO
GIVN	GIVEN IMAGING ORD SHS

GIW	WILBER CORP COM
GIY	CLAYMORE EXCHANGE TRD FD TR GUGG ENH CRE BN
GIZ	Lehman Brothers Holdings Inc. 6 1/4% Exchangeable Notes due October 15 2007
GJA	Synthetic Fixed-Income Securities Inc. 6.00% Structured Repackaged Asset-Backed Trust Securities (STRATS) BellSouth Telecommunications Certificates Series 2003-1
GJB	STRATS TR BOEING SECS STRATS 6% A-1
GJB*	STRATS TR BOEING SECS STRATS 6% A-1
GJD	STRATS TR FOR SPRINT SECS STRATS A1 6.5%
GJE	STRATS TR FOR DOMINION RES INC STRATS 5.9 A-1
GJE*	STRATS TR FOR DOMINION RES INC STRATS 5.9 A-1
GJF	STRATS TR AT&T CORP 2004-4 CTF A1
GJF*	STRATS TR AT&T CORP 2004-4 CTF A1
GJG	STRATS TR TIME WARNER INC 04-5 A1 6.125%
GJG*	STRATS TR TIME WARNER INC 04-5 A1 6.125%
GJH	STRATS TR UTD STS CELLULAR CP STRATS 6.375
GJI	STRATS TR FOR IBM CORP SECS 04-7 4.750%
GJJ	STRATS TR GOLDMAN SACHS GROUP CTF04-8 FLT RT
GJK	STRATS TR J P MORGAN CHASE 04-9 CTF A-1
GJL	STRATS TR DAIMLERCHRYSLER NA STRATS 2004-10
GJM	GMAC INC SR NT 7.35
GJN	STRATS TR JPMORGAN CAP XVII STRATS 05-2
GJO	STRATS TR WAL MART STORES INC STRT CTF 05-4
GJP	STRATS TR FOR DOMINION RES INC STRT CTF 05-6
GJR	STRATS TR FOR PROCTR&GAMBL SEC CTF 2006-1
GJS	STRATS TR GOLDMAN SACHS GROUP STRATS CTF 33
GJT	STRATS TR ALLSTATE CORP 06-3 ASSET BKD
GJV	STRATS TR NEWS CORP SECS 2006 CTF 7% CL A-1
GJW	STRATS TR AMBAC FIN GP 2007-1 CL A CTF CALLA
GJX	STRATS TR FOR BNSF FDG TR I 07 STRATS 7% 2055
GK	G & K SVCS INC CL A
GKA	Ameristock ETF Trust
GKB	Ameristock ETF Trust
GKC	Ameristock ETF Trust
GKD	Ameristock ETF Trust
GKE	Ameristock ETF Trust
GKH	GREENWICH KAHALA AVIATION LTD SPONSORED ADR
GKIS	Gold Kist Inc. - Common Stock
GKK	GRAMERCY CAP CORP COM
GKK-A	GRAMERCY CAP CORP PFD SER A
GKM	GMAC INC NT 7.25%
GKNT	GEEKNET INC COM NEW
GKNTD	GEEKNET INC COM NEW
GKO	MERRILL LYNCH & CO INC PFD 9% GOOG 10
GKSR	G & K SVCS INC CL A
GKSRA	G K SVCS INC CL A ##
GLA	CLARK HLDGS INC COM
GLA+	CLARK HLDGS INC WT EXP 021511
GLA=	CLARK HLDGS INC UNIT EX 123110
GLAD	GLADSTONE CAPITAL CORP COM
GLAD-A	GLADSTONE CAPITAL CORP PFD
GLADP	GLADSTONE CAPITAL CORP PFD
GLB	Glenborough Realty Trust Incorporated Common Stock
GLB-A	Glenborough Realty Trust Incorporated 7 3/4% Series A Convertible Preferred Stock
GLB-A*	Glenborough Realty Trust Incorporated 7 3/4% Series A Convertible Preferred Stock
GLBC	GLOBAL CROSSING LTD SHS NEW
GLBL	GLOBAL INDS LTD COM
GLBS	GLOBUS MARITIME LIMITED NEW COM
GLBZ	GLEN BURNIE BANCORP COM
GLCB	WISDOMTREE TR GLOBL CP BD FD
GLCH	GLEACHER & CO INC COM NEW
GLD	SPDR GOLD TRUST GOLD SHS

GLDB	Gold Banc Corporation Inc. - Common Stock
GLDC	GOLDEN ENTERPRISES INC COM
GLDD	GREAT LAKES DREDGE & DOCK CORP COM
GLDDW	Great Lakes Dredge & Dock Corporation - Warrants
GLDI	CREDIT SUISSE NASSAU BRH GOLD INC LKD32
GLDN	GOLD DYNAMICS CORP COM
GLDX	GLOBAL X FDS GBLX GLDEXPL NEW
GLE	Glencairn Gold Corporation
GLF	GULFMARK OFFSHORE INC CL A NEW
GLG	GLG PARTNERS INC COM
GLG+	GLG PARTNERS INC WT EXP 122811
GLG=	GLG PARTNERS INC UNIT EXP 122811
GLGC	Gene Logic Inc. - Common Stock
GLGL	GLG LIFE TECH CORP COM NEW
GLGS	GlycoGenesys Inc. Common Stock
GLH	Gallaher Group Plc American Depositary Shares (Each representing four Ordinary Shares)
GLJ	ISHARES TR 10+YR GOVT/CR
GLK	Great Lakes Bancorp Inc. Common Stock
GLL	PROSHARES TR II ULTRASHRT NEW
GLNG	GOLAR LNG LTD BERMUDA SHS
GLO	CLOUGH GLOBAL OPPORTUNITIES FD SH BEN INT
GLOG	GASLOG LTD SHS
GLOI	GLOBALOPTIONS GROUP INC COM NEW
GLOV	AHPC Holdings Inc. - Common Stock
GLOW	GLOWPOINT INC COM NEW
GLP	GLOBAL PARTNERS LP COM UNITS
GLPW	GLOBAL POWER EQUIPMENT GRP INC COM PAR $0.01
GLQ	CLOUGH GLOBAL EQUITY FD COM
GLR-A	G & L Realty Corp. 10.25% Series A Cumulative Preferred Stock
GLR-A*	G & L Realty Corp. 10.25% Series A Cumulative Preferred Stock
GLR-B	G & L Realty Corp. 9.8% Series B Cumulative Preferred Stock
GLR-B*	G & L Realty Corp. 9.8% Series B Cumulative Preferred Stock
GLRE	GREENLIGHT CAPITAL RE LTD CLASS A
GLRP	GLEN ROSE PETE CORP COM
GLS	GENESIS LEASE LTD ADR
GLT	GLATFELTER COM
GLTR	ETFS PRECIOUS METALS BASKET TR PHYS PM BSKT
GLU	GABELLI GLOBL UTIL & INCOME TR COM SH BEN INT
GLUU	GLU MOBILE INC COM
GLUXR	GABELLI GLOBL UTIL & INCOME TR RT
GLUXV	GABELLI GLOBL UTIL & INCOME TR RT
GLV	CLOUGH GLOBAL ALLOCATION FD COM
GLW	CORNING INC COM
GLYT	Genlyte Group Incorporated (The) - Common Stock
GM	GENERAL MTRS CO COM
GM+A	GENERAL MTRS CO WT EXP 071016
GM+B	GENERAL MTRS CO WT EXP 071019
GM-B	GENERAL MTRS CO JR PFD CNV SRB
GMA	GMAC INC PINES 7.30%
GMAN	GORDMANS STORES INC COM
GMB	American Corporate Accruals
GMC	GLOBAL MKT GROUP LTD SPONSORED ADS
GMCR	GREEN MTN COFFEE ROASTERS INC COM
GME	GAMESTOP CORP NEW CL A
GME#	GameStop Corp. Class A Common Stock
GME.B	GameStop Corp. Class B Common Stock
GMED	GLOBUS MED INC CL A
GMET	GEOMET INC DEL COM
GMETP	GEOMET INC DEL PFD CONV SER A
GMETR	GEOMET INC DEL RT PURCH PFD A
GMF	SPDR INDEX SHS FDS ASIA PACIF ETF

GMFS	SPDR INDEX SHS FDS S&P SMLCP ASIA
GMK	GRUMA SAB DE CV SPON ADR CL B
GMKT	GMARKET INC SPON ADR
GML	SPDR INDEX SHS FDS LATIN AMER ETF
GMLP	GOLAR LNG PARTNERS LP COM UNIT LPI
GMM	SPDR INDEX SHS FDS EMERG MKTS ETF
GMMB	COLUMBIA ETF TR INTRM MUBD ETF
GMO	GENERAL MOLY INC COM
GMP	GENERAL MTRS CORP SENIOR DEBEN D
GMPWD	GREEN MOUNTAIN PWR CORP
GMR	GENERAL MARITIME CORP NEW SHS
GMRK	GulfMark Offshore Inc. - Common Stock
GMS	GENERAL MTRS CORP SR NT 070144
GMST	Gemstar-TV Guide International Inc. - Common Stock
GMT	GATX CORP COM
GMT-	GATX CORP PFD CONV $2.50
GMT-*	GATX CORP PFD CONV $2.50
GMTB	COLUMBIA ETF TR CORE BD ETF
GMTC	GAMETECH INTERNATIONAL INC COM
GMTN	GANDER MOUNTAIN CO COM
GMW	GENERAL MTRS CORP QUIDS 7.25% 41
GMWD	GENERAL MOTORS CORP
GMXR	GMX RES INC COM NEW
GMXR-	GMX RES INC PFD SER B 9.25%
GMXRP	GMX RES INC PFD SER B 9.25%
GMXRW	GMX Resources Inc. Series A Warrants
GNA	GERDAU AMERISTEEL CORP COM
GNAT	WISDOMTREE TRUST GLB NAT RES FD
GNB	NEW GENERATION BIOFUELS HLDG COM
GNBT	GENEREX BIOTECHNOLOGY CP DEL COM
GNC	GNC HLDGS INC COM CL A
GNCMA	GENERAL COMMUNICATION INC CL A
GNE	GENIE ENERGY LTD CL B
GNE#	GENIE ENERGY LTD CL B
GNE-A	GENIE ENERGY LTD PFD-2012-A
GNET	GLOBAL TRAFFIC NETWORK INC COM
GNH	GLOBAL ENERGY HLDGS GROUP INC COM
GNI	GREAT NORTHN IRON ORE PPTYS CTFS BEN INT
GNK	GENCO SHIPPING & TRADING LTD SHS
GNLB	Genelabs Technologies Inc. - Common Stock
GNMA	ISHARES TR GNMA BD FD
GNMK	GENMARK DIAGNOSTICS INC COM
GNOM	COMPLETE GENOMICS INC COM
GNR	SPDR INDEX SHS FDS GLB NAT RESRCE
GNRC	GENERAC HLDGS INC COM
GNS	MORGAN STANLEY SPARQS
GNSS	Genesis Microchip Inc. - Common Stock
GNSY	Genesys S.A. - American Depositary Shares
GNSYD	Genesys S.A. - American Depositary Shares
GNT	GAMCO NAT RES GOLD & INCOME TR SH BEN INT
GNTA	Genta Incorporated - Common Stock
GNTAD	Genta Incorporated - Common Stock
GNTX	GENTEX CORP COM
GNV	GSC INVT CORP COM
GNVC	GENVEC INC COM NEW
GNVCD	GENVEC INC COM NEW
GNW	GENWORTH FINL INC COM CL A
GNW-E	Genworth Financial Inc. 6.00% Equity Units
GOAM	GoAmerica Inc. - Common Stock
GOC	MERRILL LYNCH & CO INC ACC RUSS GRW08
GOE	Credit Suisse

GOF	GUGGENHEIM STRATEGIC OPP FD COM SBI
GOK	GEOKINETICS INC COM PAR $0.01
GOL	GOL LINHAS AEREAS INTLG S A SP ADR REP PFD
GOLD	RANDGOLD RES LTD ADR
GOLF	GOLFSMITH INTL HOLDINGS INC COM
GOM	GMAC INC NT 7.375% 2044
GOOD	GLADSTONE COML CORP COM
GOODN	GLADSTONE COML CORP PFD SER C 7.125%
GOODO	GLADSTONE COML CORP PFD B 7.50%
GOODP	GLADSTONE COML CORP PFD SER A
GOOG	GOOGLE INC CL A
GORO	GOLD RESOURCE CORP COM
GORX	GEOPHARMA INC COM
GOT	Gottschalks Inc. Common Stock
GOV	GOVERNMENT PPTYS INCOME TR COM SHS BEN INT
GOVT	ISHARES TR US TREASURY BD
GP	Georgia-Pacific Corporation Common Stock
GPC	GENUINE PARTS CO COM
GPCB	Gpc Biotech Ag - American Depositary Shares
GPD	GEORGIA PWR CO NT SR O 5.90%
GPD*	GEORGIA PWR CO NT SR O 5.90%
GPE-A	GEORGIA PWR CO PFD A 6.125%
GPE-W	Georgia Power Capital Trust 7 1/8% Trust Preferred Securities Trust V
GPE-W*	Georgia Power Capital Trust 7 1/8% Trust Preferred Securities Trust V
GPE-X	GEORGIA PWR CAP TR VII PFD TR SECS
GPE-X*	GEORGIA PWR CAP TR VII PFD TR SECS
GPH	GOLDEN POND HEALTHCARE INC COM
GPH+	GOLDEN POND HEALTHCARE INC WT EXP 110611
GPH=	GOLDEN POND HEALTHCARE INC UNIT EX 000011
GPI	GROUP 1 AUTOMOTIVE INC COM
GPIC	GAMING PARTNERS INTL CORP COM
GPJ	GEORGIA PWR CO NT SR R 6%2033
GPJ*	GEORGIA PWR CO NT SR R 6%2033
GPK	GRAPHIC PACKAGING HLDG CO COM
GPL	GREAT PANTHER SILVER LTD COM
GPM	GUGGENHEIM ENHNCD EQTY INCM FD COM
GPN	GLOBAL PMTS INC COM
GPOR	GULFPORT ENERGY CORP COM NEW
GPR	GEOPETRO RESOURCES CO COM
GPRC	GUANWEI RECYCLING CORP COM NEW
GPRE	GREEN PLAINS RENEWABLE ENERGY COM
GPRED	GREEN PLAINS RENEWABLE ENERGY COM
GPRO	GEN-PROBE INC NEW COM
GPS	GAP INC DEL COM
GPT	GRAMERCY PPTY TR INC COM
GPT-A	GRAMERCY PPTY TR INC PFD SER A
GPTX	Global Payment Technologies Inc. - Common Stock
GPU	GEORGIA PWR CO NT W 6% 081544
GPU*	GEORGIA PWR CO NT W 6% 081544
GPW	GEORGIA PWR CO PINES T5.75 44
GPW*	GEORGIA PWR CO PINES T5.75 44
GPX	GP STRATEGIES CORP COM
GQN	GLOBAL BRANDS ACQUISITION CORP COM
GQN+	GLOBAL BRANDS ACQUISITION CORP WT EXP 120612
GQN=	GLOBAL BRANDS ACQUISITION CORP UNIT EX 000012
GR	GOODRICH CORP COM
GRA	GRACE W R & CO DEL NEW COM
GRAF	GRAFTECH INC
GRAN	BANK OF GRANITE CORP COM
GRB	GERBER SCIENTIFIC INC COM
GRC	GORMAN RUPP CO COM

GRD	Credit and Asset Repackaging Vehicle Corporation Public Credit and Repackaging Securities (PCARS) Trust Allstate Financing II Certificates Series 2001-1
GRE	S & P 500 GEARED FD INC COM
GRE$	S&P 500 GEARED Fund Inc. Common Stock
GREK	GLOBAL X FDS FTSE GREECE 20
GRES	INDEXIQ ETF TR IQ GLB RES ETF
GRF	EAGLE CAP GROWTH FD INC COM
GRFS	GRIFOLS S A SP ADR REP B NVT
GRH	GREENHUNTER RES INC COM
GRH-C	GREENHUNTER RES INC PFD CUM C 10%
GRI	ALPS ETF TR C&S GLOBL ETF
GRIC	GoRemote Internet Communications Inc. Common Stock
GRID	FIRST TR EXCH TRADED FD II NASDQ CLN EDGE
GRIF	GRIFFIN LD & NURSERIES INC CL A
GRIL	Grill Concepts Inc. - Common Stock
GRIN	SMILE BRANDS GROUP INC COM
GRIND	Grand Toys International Inc. - American Depositary Share
GRK	Credit and Asset Repackaging Vehicle Corporation Public Credit and Repackaged Securities (PCARS) Trust JPM Capital Trust I 7.125% Certificates Series 2002-2
GRM	GENERAL MTRS CORP SENIOR DEBEN D
GRMH	GRAYMARK HEALTHCARE INC COM PAR $.0001
GRMHD	GRAYMARK HEALTHCARE INC COM PAR $.0001
GRMN	GARMIN LTD SHS
GRN	BARCLAYS BANK PLC ETN GLB CARB38
GRNB	GREEN BANKSHARES INC COM NEW
GRO	AGRIA CORP SPONSORED ADR
GROW	U S GLOBAL INVS INC CL A
GRP	GRANITE REAL ESTATE INC COM
GRP=	GRANITE REAL ESTATE INVT TR STAPLED UNIT
GRPC	RUSSELL EXCHANGE TRADED FDS TR GWTH REASON PR
GRPN	GROUPON INC COM CL A
GRR	ASIA TIGERS FD INC COM
GRR$	ASIA TIGERS FUND
GRRF	CHINA GRENTECH CORP LTD ADR
GRS	GAMMON GOLD INC COM
GRT	GLIMCHER RLTY TR SH BEN INT
GRT-F	GLIMCHER RLTY TR PFD F SER 8.75
GRT-F*	GLIMCHER RLTY TR PFD F SER 8.75
GRT-G	GLIMCHER RLTY TR PFD G 8.125%
GRT-H	GLIMCHER RLTY TR PFD-H 7.5%
GRT-I	GLIMCHER RLTY TR PFD-1 6.875%
GRU	SWEDISH EXPT CR CORP MLCX GRN ETN23
GRV	ADVISORSHARES TR MRS HL GLB VAL
GRVY	GRAVITY CO LTD SPONSORED ADR
GRWN	BARCLAYS BK PLC IPTH SOFTS ETN
GRX	GABELLI HLTHCARE & WELLNESS TR SHS
GRX#	GABELLI HLTHCARE & WELLNESS TR WHEN ISSUED
GRX-A	GABELLI HLTHCARE & WELLNESS TR PFD SER A
GRX^	GABELLI HLTHCARE & WELLNESS TR SUBCRIPTION RT
GRX^#	GABELLI HLTHCARE & WELLNESS TR RT
GRZ	GOLD RESV INC CL A
GS	GOLDMAN SACHS GROUP INC COM
GS-A	GOLDMAN SACHS GROUP INC PFD A 1/1000
GS-B	GOLDMAN SACHS GROUP INC PFD 1/1000 B
GS-C	GOLDMAN SACHS GROUP INC PFD 1/1000 C
GS-D	GOLDMAN SACHS GROUP INC SHS D 1/1000
GS-I	GOLDMAN SACHS GROUP INC DEPSHS1/1000PF
GS-J	GOLDMAN SACHS GROUP INC DEP 1/1000 PFD J
GSAT	GLOBALSTAR INC COM
GSAX	ALPS ETF TR GS MOM BLDASIA
GSB	GLOBALSCAPE INC COM

GSBC	GREAT SOUTHN BANCORP INC COM
GSBCP	Great Southern Bancorp Inc. - Great Southern Capital Trust I - 9.00% Cumulative Trust Preferred Securities
GSC	GOLDMAN SACHS GROUP INC SP ENHCMD37ETN
GSC.A	Goldman Sachs
GSD	OLD MUT GLOBAL SHS TR GLBSH DEV CTRY
GSD.A	Goldman Sachs
GSD.B	Goldman Sachs
GSE	GSE HLDG INC COM
GSF	GOLDMAN SACHS GROUP INC NT 6.125%60
GSG	ISHARES S&P GSCI COMMODITY IDX UNIT BEN INT
GSGO	ALPS ETF TR GM MOMBLDGREQT
GSH	GUANGSHEN RY LTD SPONSORED ADR
GSI	GENERAL STEEL HOLDINGS INC COM
GSIC	GSI COMMERCE INC COM
GSIG	GSI GROUP INC CDA NEW COM NEW
GSIT	GSI TECHNOLOGY COM
GSJ	GOLDMAN SACHS GROUP INC NT 6.5%61
GSJK	COMPRESSCO PARTNERS L P COM UNIT
GSK	GLAXOSMITHKLINE PLC SPONSORED ADR
GSL	GLOBAL SHIP LEASE INC NEW SHS A
GSL+	GLOBAL SHIP LEASE INC NEW WT EXP 082410
GSL=	GLOBAL SHIP LEASE INC NEW UNIT EX 082410
GSLA	GS FINL CORP COM
GSM	GLOBE SPECIALTY METALS INC COM
GSMA	ALPS ETF TR GS MOM BLDMULT
GSO	OLD MUT GLOBAL SHS TR GLOBSH FTSE US
GSOL	GLOBAL SOURCES LTD ORD
GSP	BARCLAYS BK PLC IPSPGS TTL ETN
GSR	OLD MUT GLOBAL SHS TR GLBSHS FTSE EM
GSRA	ALPS ETF TR GS RSKADJRTNLC
GSS	GOLDEN STAR RES LTD CDA COM
GST	GASTAR EXPL LTD COM NEW
GST-A	GASTAR EXPLORATION USA INC PFD-A 8.625%
GSTL	Genco Shipping - common stock
GSU-B	Entergy Gulf States Inc. $4.40 DIV PFD
GSU-B*	Entergy Gulf States Inc. $4.40 DIV PFD
GSU-D	Entergy Gulf States Inc. Depositary Preferred Shares (Each representing 1/2 share of Adjustable Rate Cumulative Preferred Stock Series B)
GSU-D*	Entergy Gulf States Inc. Depositary Preferred Shares (Each representing 1/2 share of Adjustable Rate Cumulative Preferred Stock Series B)
GSU-E	Entergy Gulf States Inc. $5.08 Dividend Preferred Stock
GSU-E*	Entergy Gulf States Inc. $5.08 Dividend Preferred Stock
GSU-G	Entergy Gulf States Inc. $4.52 Dividend Preferred Stock
GSU-G*	Entergy Gulf States Inc. $4.52 Dividend Preferred Stock
GSV	GOLD STD VENTURES CORP COM
GSVC	GSV CAP CORP COM
GSW	OLD MUT GLOBAL SHS TR GLOBSH FTS ALL
GSX	GASCO ENERGY INC COM
GSY	CLAYMORE EXCHANGE TRD FD TR GUGG ENH SHT DUR
GSZ	OLD MUT GLOBAL SHS TR GLOBSH FT JAPN
GT	GOODYEAR TIRE & RUBR CO COM
GT-A	GOODYEAR TIRE & RUBR CO PFD CONV
GTA	GOLF TR AMER INC COM
GTAA	ADVISORSHARES TR CAMBRIA GL TAC
GTAT	GT ADVANCED TECHNOLOGIES INC COM
GTCB	GTC BIOTHERAPEUTICS INC COM NEW
GTCBD	GTC BIOTHERAPEUTICS INC COM NEW
GTE	GRAN TIERRA ENERGY INC COM
GTEC	GLOBAL DEFENSE TECH SYS INC COM
GTF	CYTOMEDIX INC COM NEW
GTI	GRAFTECH INTL LTD COM

GTIM	GOOD TIMES RESTAURANTS INC COM PAR $.001NEW
GTIMD	GOOD TIMES RESTAURANTS INC COM PAR $.001NEW
GTIP	ISHARES TR GLB INFL LKD
GTIV	GENTIVA HEALTH SERVICES INC COM
GTK	GTECH Holdings Corporation Common Stock
GTLS	CHART INDS INC COM PAR $0.01
GTN	GRAY TELEVISION INC COM
GTN.A	GRAY TELEVISION INC CL A
GTOP	GENITOPE CORP COM
GTPPP	GOODYEAR TIRE & RUBR CO PFD CONV 5.875%
GTRC	Guitar Center Inc. - Common Stock
GTS	TRIPLE-S MGMT CORP CL B
GTSI	GTSI CORP COM
GTT	GLOBAL TELECOM & TECHNOLGY INC COM
GTU	CENTRAL GOLDTRUST TR UNIT
GTW	Gateway Inc. Common Stock
GTWN	GEORGETOWN BANCORP INC MD COM
GTWND	GEORGETOWN BANCORP INC MD COM
GTXI	GTX INC DEL COM
GTY	GETTY RLTY CORP NEW COM
GU	GUSHAN ENVIRONMENTAL ENRGY LTD SPNSRD ADR NEW
GUA	GULF POWER CO SR NT-2011A51
GUI	GULF POWER CO NT SR 5.75% 33
GUI*	GULF POWER CO NT SR 5.75% 33
GUID	GUIDANCE SOFTWARE INC COM
GUL	GULF POWER CO NT H 5.25% 33
GULF	WISDOMTREE TR MID EAST DIVD
GUNR	FLEXSHARES TR MORNSTAR UPSTR
GUP-C	Gulf Power Capital Trust III 7.375% Trust Preferred Securities
GUP-C*	Gulf Power Capital Trust III 7.375% Trust Preferred Securities
GUQ	GULF POWER CO NT SR J 5.875
GUQ*	GULF POWER CO NT SR J 5.875
GUR	SPDR INDEX SHS FDS EUROPE ETF
GURE	GULF RESOURCES INC COM PAR $0.0005
GURU	GLOBAL X FDS GLB X FTSE NOR
GUT	GABELLI UTIL TR COM
GUT-A	GABELLI UTIL TR PFD A 5.625%
GUT^	GABELLI UTIL TR RT
GUT^#	GABELLI UTIL TR RT
GV	GOLDFIELD CORP COM
GVA	GRANITE CONSTR INC COM
GVBK	Greenville First Bancshares Inc. - Common Stock
GVHR	GEVITY HR INC COM
GVI	ISHARES TR BARCLYS INTER GV
GVP	GSE SYS INC COM
GVT	COLUMBIA ETF TR SEL LC VAL ETF
GW	Grey Wolf Inc
GWAY	GREENWAY MED TECHNOLOGIES INC COM
GWB-B	GWB Capital Trust II
GWF	WELLS FARGO CAP VIII TRUPS 5.625%
GWF*	WELLS FARGO CAP VIII TRUPS 5.625%
GWL	SPDR INDEX SHS FDS S&P WRLD EX US
GWM	MERRILL LYNCH & CO INC
GWO	CREDIT SUISSE NASSAU BRH GLB WARM ETN23
GWPH	GW PHARMACEUTICALS PLC ADS
GWPHV	GW PHARMACEUTICALS PLC ADS
GWR	GENESEE & WYO INC CL A
GWR#	Genesee & Wyoming Inc. Class A Common Stock
GWRE	GUIDEWIRE SOFTWARE INC COM
GWRU	GENESEE & WYO INC UNIT 100115
GWW	GRAINGER W W INC COM

GWX	SPDR INDEX SHS FDS S&P INTL SMLCP
GXC	SPDR INDEX SHS FDS S&P CHINA ETF
GXDX	GENOPTIX INC COM
GXF	GLOBAL X FDS FTSE NORDIC REG
GXG	GLOBAL X FDS FTSE COLOMBIA20
GXM	GENERAL MTRS CORP DEB SR CONV A
GXP	GREAT PLAINS ENERGY INC COM
GXP-	Great Plains Energy Incorporated Income PRIDES
GXP-A	GREAT PLAINS ENERGY INC PFD 3.80%
GXP-D	GREAT PLAINS ENERGY INC PFD 4.35%
GXP-E	GREAT PLAINS ENERGY INC PFD 4.50%
GXP-F	GREAT PLAINS ENERGY INC CORP UNIT
GXU	GLOBAL X FDS FTSE PERU20ETF
GXY	Galaxy Nutritional Foods Inc
GY	GENCORP INC COM
GYA	CABCO SER 2004-1 TR GOLDMAN CTF A1 6.0% 34
GYA*	CABCO SER 2004-1 TR GOLDMAN CTF A1 6.0% 34
GYB	CABCO SER 2004-101 TR GOLDMAN CTF CALL 6.345
GYC	CABCO SER 2004-102 TR SBC CTF FLT RATE
GYI	Getty Images Inc. Common Stock
GYLD	NORTHERN LTS ETF TR ARROW DJ GLOBL
GYMB	GYMBOREE CORP COM
GYRO	GYRODYNE CO AMER INC COM
GZGBF	GAZIT GLOBE LTD SHS
GZT	GAZIT GLOBE LTD SHS
GZV	Merrill Lynch
H	HYATT HOTELS CORP COM CL A
H#	REALLOGY CORPORATION
HA	HAWAIIAN HOLDINGS INC COM
HABC	HABERSHAM BANCORP INC COM
HAC	Harbor Acquisition Corporation
HAC+	Harbor Acquisition Corporation
HAC=	Harbor Acquisition Corporation
HAE	HAEMONETICS CORP COM
HAF	Hallmark Financial Services Inc
HAFC	HANMI FINL CORP COM NEW
HAFCD	HANMI FINL CORP COM NEW
HAIN	HAIN CELESTIAL GROUP INC COM
HAL	HALLIBURTON CO COM
HAL#	Halliburton Company Common Stock
HAL$	Halliburton Company Common Stock
HALL	HALLMARK FINL SVCS INC EC COM NEW
HALO	HALOZYME THERAPEUTICS INC COM
HAMP	HAMPSHIRE GROUP LTD COM
HAN	Hanson PLC American Depositary Shares (Each representing five Ordinary Shares)
HANA	hanarotelecom incorporated - American Depositary Shares
HANAD	hanarotelecom incorporated - American Depositary Shares
HANS	HANSEN NAT CORP COM
HAO	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CHN SML CAP
HAP	MARKET VECTORS ETF TR RVE HARD ETF
HAQ	Healthcare Acquisition Corp
HAQ+	Healthcare Acquisition Corp
HAQWS	HEALTHCARE ACQUISITN WTS
HAR	HARMAN INTL INDS INC COM
HARB	Harbor Florida Bancshares Inc - Common Stock
HARL	HARLEYSVILLE SVGS FINL CORP COM
HART	HARVARD APPARATUS REGENER TECH COM
HAS	HASBRO INC COM
HASI	HANNON ARMSTRONG SUST INFR CAP COM
HAST	HASTINGS ENTMT INC COM
HAUP	HAUPPAUGE DIGITAL INC COM

HAV	HELIOS ADVANTAGE INCOME FD INC COM NEW
HAVNP	HAVEN CAP TR II CAP SECS10.25%
HAVS	Havas - American Depositary Shares
HAWK	BLACKHAWK NETWORK HLDGS INC CL A
HAWKV	SEAHAWK DRILLING INC COM
HAXS	HealthAxis Inc. - Common Stock
HAYN	HAYNES INTERNATIONAL INC COM NEW
HAYZ	HAYES LEMMERZ INTL INC COM NEW
HB	Hillenbrand Industries Inc. Common Stock
HBA-D	HSBC USA INC NEW PFD D DEP 1/4S
HBA-E*	HSBC USA Inc. $1.8125 Cumulative Preferred Stock
HBA-F	HSBC USA INC NEW PFD F FLT RATE
HBA-G	HSBC USA INC NEW PFD DEP 1/40 G
HBA-H	HSBC USA INC NEW PFD 1/40 SER H
HBA-Z	HSBC USA INC NEW PFD $2.8575
HBAN	HUNTINGTON BANCSHARES INC COM
HBANP	HUNTINGTON BANCSHARES INC PFD CONV SER A
HBC	HSBC HLDGS PLC SPON ADR NEW
HBC-	HARRIS PFD CAP CORP PFD EXCH A
HBC-*	HARRIS PFD CAP CORP PFD EXCH A
HBC-A	HSBC HLDGS PLC ADR A 1/40PF A
HBCP	HOME BANCORP INC COM
HBE	HENRY BROS ELECTRONICS INC COM
HBG	Hub International Limited Common Shares
HBHC	HANCOCK HLDG CO COM
HBI	HANESBRANDS INC COM
HBI#	HANESBRANDS INC
HBIO	HARVARD BIOSCIENCE INC COM
HBK	HAMILTON BANCORP INC MD COM
HBM	HUDBAY MINERALS INC COM
HBMD	HOWARD BANCORP INC COM
HBNC	HORIZON BANCORP IND COM
HBNK	HAMPDEN BANCORP INC COM
HBOS	HERITAGE FINL GROUP INC COM
HBOSD	HERITAGE FINL GROUP INC COM
HBP	HELIX BIOPHARMA CORP COM
HBTA	RUSSELL EXCHANGE TRADED FDS TR 1000 HIGH BETA
HBX	Hana Biosciences Inc
HC	Hanover Compressor Company Common Stock
HCA	HCA HOLDINGS INC COM
HCAP	HARVEST CAP CR CORP COM
HCBK	HUDSON CITY BANCORP COM
HCC	HCC INS HLDGS INC COM
HCCI	HERITAGE CRYSTAL CLEAN INC COM
HCD	HIGHLAND DISTRESSED OPPORT INC COM
HCE	FIDUCIARY CLAYMORE DYNM EQ FD COM
HCF	NEXPOINT CR STRATEGIES FD COM
HCFC	Home City Financial Corporation - Common Stock
HCF^	Highland Credit Strategies Fund Rights (Expiring January 18 2008)
HCF^#	HIGHLAND CREDIT STRATEGIES FUND
HCH	CP HOLDRS DEP RCPTS CP
HCI	HCI GROUP INC COM
HCII	HOMEOWNERS CHOICE INC COM
HCIIP	HOMEOWNERS CHOICE INC 7% PFD SER A
HCIIU	HOMEOWNERS CHOICE INC UNIT EX 2013
HCIIW	HOMEOWNERS CHOICE INC WT EXP 073113
HCJ	HOMEOWNERS CHOICE INC SR NT 20
HCKT	HACKETT GROUP INC COM
HCLP	HI-CRUSH PARTNERS LP COM UNIT LTD
HCM	HANOVER CAP MTG HLDGS INC COM
HCN	HEALTH CARE REIT INC COM

HCN-D	HEALTH CARE REIT INC PFD SER D
HCN-D*	HEALTH CARE REIT INC PFD SER D
HCN-F	HEALTH CARE REIT INC PFD F 7.625%
HCN-F*	HEALTH CARE REIT INC PFD F 7.625%
HCN-G	HEALTH CARE REIT INC PFD G CNV 7.5%
HCN-G*	HEALTH CARE REIT INC PFD G CNV 7.5%
HCN-I	HEALTH CARE REIT INC PFD PER CON I
HCN-J	HEALTH CARE REIT INC PFD SER J 6.50%
HCO	HyperSpace Communications Inc
HCO+	HyperSpace Communications Inc
HCOM	HAWAIIAN TELCOM HOLDCO INC COM
HCOWS	HYPERSPACE WTS
HCP	HCP INC COM
HCP-E	HCP INC PFD SR E 7.25%
HCP-E*	HCP INC PFD SR E 7.25%
HCP-F	HCP INC PFD SER F 7.1%
HCP-F*	HCP INC PFD SER F 7.1%
HCR	Manor Care Inc. Common Stock
HCS	HSBC HLDGS PLC SUB CAP 8.125%
HCS-B	HSBC HLDGS PLC PERP PREF SHS
HCSG	HEALTHCARE SVCS GRP INC COM
HCT	Hector Communications Corp
HCTL	Healthcare Technologies Ltd. - Ordinary Shares
HD	HOME DEPOT INC COM
HDB	HDFC BANK LTD ADR REPS 3 SHS
HDG	PROSHARES TR HD REPLICATION
HDGE	ADVISORSHARES TR RANGER EQUITY BE
HDI	Harley-Davidson Inc. Common Stock
HDIV	RUSSELL EXCHANGE TRADED FDS TR HI DIV YLD ETF
HDIX	HOME DIAGNOSTICS INC DEL COM
HDJ	Merrill Lynch
HDJ*	MERRILL LYNCH & CO INC STARS PHLX HSE09
HDL	Handleman Company Common Stock
HDNG	HARDINGE INC COM
HDP	HD Partners Acquisition Corporation
HDP+	HD Partners Acquisition Corporation - Warrants
HDP=	HD Partners Acquisition Corporation
HDS	ALPHA SEC GROUP CORP COM
HDS+	ALPHA SEC GROUP CORP WT EXP 032311
HDS=	ALPHA SEC GROUP CORP UNIT
HDSN	HUDSON TECHNOLOGIES INC COM
HDTV	SpatiaLight Inc. - Common Stock
HDV	ISHARES TR HGH DIV EQT FD
HDY	HYPERDYNAMICS CORP COM
HE	HAWAIIAN ELEC INDUSTRIES COM
HE-U	HECO CAP TR III QUIPS 6.5% 04
HEAT	SMARTHEAT INC COM NEW
HEB	HEMISPHERX BIOPHARMA INC COM
HEC	Harken Energy Corp
HECO	HUNTINGTON STRATEGY SHS ECOL STRAT ETF
HED	Head N.V. NY Registry Shares
HEDJ	WISDOMTREE TR EUROPE HEDGED EQ
HEES	H & E EQUIPMENT SERVICES INC COM
HEI	HEICO CORP NEW COM
HEI.A	HEICO CORP NEW CL A
HEII	HEI Inc. - Common Shares
HEK	HECKMANN CORP COM
HEK+	HECKMANN CORP WT EXP 110911
HEK=	HECKMANN CORP UNIT EX 000011
HELE	HELEN OF TROY CORP LTD COM
HELX	Helix Energy Solutions Group Inc. - Common Stock

HEM	HemoSense Inc
HEOP	HERITAGE OAKS BANCORP COM
HEP	HOLLY ENERGY PARTNERS L P COM UT LTD PTN
HEPH	HOLLIS-EDEN PHARMACEUTICALS COM
HEQ	JOHN HANCOCK HDG EQ & INC FD COM
HERO	HERCULES OFFSHORE INC COM
HES	HESS CORP COM
HES#	Hess Corporation Common Stock
HES-	Hess Corporation 7.00% Mandatory Convertible Preferred Stock Automatically Convertible Equity Securities (ACES)
HET	Harrah's Entertainment Inc. Common Stock
HEV	ENER1 INC COM NEW
HEVY	BARCLAYS BK PLC IPTH INDL MTLS
HEW	HEWITT ASSOCS INC COM
HF	HFF INC CL A
HFB	MERRILL LYNCH & CO INC RTN NT M.LYN12
HFBC	HOPFED BANCORP INC COM
HFBL	HOME FED BANCORP INC LA NEW COM
HFBLD	HOME FED BANCORP INC LA NEW COM
HFC	HOLLYFRONTIER CORP COM
HFC-B	HSBC FINANCE CORP PFD B DEP 1/40
HFF	CINTRA SELECT FUND INC
HFFC	HF FINL CORP COM
HFWA	HERITAGE FINL CORP WASH COM
HGEM	EGA EMERGING GLOBAL SHS TR HLTH CARE GEMS
HGG	HHGREGG INC COM
HGH	HARTFORD FINL SVCS GROUP INC D DEB FIX/FLT 42
HGI	CLAYMORE EXCHANGE TRD FD TR 2 GUG INTL MLT ASS
HGIC	HARLEYSVILLE GROUP INC COM
HGM	GENERAL MTRS CORP SR NT7.375% 51
HGO	Houston American Energy Corp
HGR	HANGER INC COM NEW
HGRD	HEALTH GRADES INC COM
HGSH	CHINA HGS REAL ESTATE INC COM
HGSI	HUMAN GENOME SCIENCES INC COM
HGT	HUGOTON RTY TR TEX UNIT BEN INT
HH	HOOPER HOLMES INC COM
HHA	HealthShares Inc. HealthShares Autoimmune-Inflammation Exchange-Traded Fund
HHB	HealthShares Inc. HealthShares Patient Care Services Exchange-Traded Fund
HHC	HOWARD HUGHES CORP COM
HHC#	HOWARD HUGHES CORP COM
HHD	HealthShares Inc. HealthShares Diagnostics Exchange -Traded Fund
HHE	HealthShares Inc. HealthShares Cardio Devices Exchange-Traded Fund
HHG	HealthShares Inc. HealthShares Infectious Disease Exchange-Traded Fund
HHGP	HUDSON HIGHLAND GROUP INC COM
HHH	INTERNET HOLDRS TR DEPOSIT RCPT
HHJ	HealthShares Inc. HealthShares Emerging Cancer Exchange-Traded Fund
HHK	HealthShares Inc. HealthShares Cancer Exchange-Traded Fund
HHM	HealthShares Inc. HealthShares Metabolic-Endocrine Disorders Exchange-Traded Fund
HHN	HealthShares Inc. HealthShares Neuroscience Exchange-Traded Fund
HHO	ISE B & S WATER INDEXXXX
HHP	HealthShares Orthopedic Repair Exchange-Traded Fund Shares of beneficial interest
HHQ	HealthShares Inc. HealthShares Composite Exchange-Traded Fund
HHR	HealthShares Inc. HealthShares Respiratory/Pulmonary Exchange-Traded Fund
HHS	HARTE-HANKS INC COM
HHT	HealthShares Inc. HealthShares European Medical Products and Devices Exchange-Traded Fund Shares of Beneficial Interest
HHU	HealthShares Inc. HealthShares GI/Gender Health Exchange-Traded Fund
HHV	HealthShares Inc. HealthShares Enabling Technologies Exchange-Traded Fund
HHY	HELIOS HIGH YIELD FD COM
HHZ	HealthShares Inc. HealthShares Ophthalmology Exchange-Traded Fund

HI	HILLENBRAND INC COM
HI#	HILLENBRAND INC
HI-E	HSBC Finance Corporation 8.875% Adjustable Conversion-Rate Equity Security Units
HI-F	Household Capital Trust VI 8 1/4% Trust Preferred Securities due 1/30/2031
HI-F*	Household Capital Trust VI 8 1/4% Trust Preferred Securities due 1/30/2031
HI-V	Household Capital Trust VII 7.50% Trust Preferred Securities
HI-V*	Household Capital Trust VII 7.50% Trust Preferred Securities
HIA	HIGHLANDS ACQUISITION CORP COM
HIA+	HIGHLANDS ACQUISITION CORP WT EXP 100312
HIA=	HIGHLANDS ACQUISITION CORP UNIT
HIBB	HIBBETT SPORTS INC COM
HIF	WESTERN ASSET HIGH INCM FD INC COM
HIFN	HI / FN INC COM
HIFS	HINGHAM INSTN SVGS MASS COM
HIG	HARTFORD FINL SVCS GROUP INC COM
HIG+	HARTFORD FINL SVCS GROUP INC WT EXP 062619
HIG-A	HARTFORD FINL SVCS GROUP INC DEP CONV PFD
HIG-C	Hartford Capital III 7.45% Trust Preferred Securities Series C ('TOPrS')
HIG-C*	Hartford Capital III 7.45% Trust Preferred Securities Series C ('TOPrS')
HIG-D	The Hartford Financial Services Group Inc. 7.00% Equity Units
HIH	HELIOS HIGH INCOME FD INC COM NEW
HIH-A	Highland Hospitality Corporation 7.875% Series A Cumulative Redeemable Preferred Stock Liquidation Preference Stock $.01 par value
HIHO	HIGHWAY HLDGS LTD ORD
HII	HUNTINGTON INGALLS INDS INC COM
HII#	HUNTINGTON INGALLS INDS INC COM
HIIQ	HEALTH INS INNOVATIONS INC COM CL A
HIL	HILL INTERNATIONAL INC COM
HILL	DOT HILL SYS CORP COM
HILO	EGA EMERGING GLOBAL SHS TR LOW VOL EM DIV
HIMX	HIMAX TECHNOLOGIES INC SPONSORED ADR
HINT	Hill International Inc. - Common Stock
HINTU	Hill International Inc. - Unit
HINTW	Hill International Inc. - Warrant
HIO	WESTERN ASSET HIGH INCM OPP FD COM
HIP	HIPOTRONICS INCORPORATED
HIRE	HireRight Inc. - Common Stock
HIS	BLACKROCK HIGH INCOME SHS SHS BEN INT
HIST	GALLERY OF HISTORY INC COM
HIT	HITACHI LTD ADR 10 COM
HITK	HI-TECH PHARMACAL INC COM
HITT	HITTITE MICROWAVE CORP COM
HIV	Calypte Biomedical Corporation
HIW	HIGHWOODS PPTYS INC COM
HIW-B	HIGHWOODS PPTYS INC PFD SER B 8%
HIW-B*	HIGHWOODS PPTYS INC PFD SER B 8%
HIX	WESTERN ASSET HIGH INCM FD II COM
HJA	SATURNS HERTZ CORP 2003-15 UNIT A 7.00%12
HJB	MS Structured Asset Corp.- SATURNS 2003-16 (Altria Group Inc.) 7.125% Class A Callable Units
HJD	MS Structured Asset Corp. SATURNS AT&T Corp. Debenture Backed Series 2003-17 7.125% Adjustable Rate Class A Callable Units
HJE	SATURNS VERIZON GLOBL FDG 04-1 TR UT A 6.125%
HJE*	SATURNS VERIZON GLOBL FDG 04-1 TR UT A 6.125%
HJG	SATURNS GOLDMAN SACHS GROUP TR UTS A 5.75%
HJG*	SATURNS GOLDMAN SACHS GROUP TR UTS A 5.75%
HJH	MS Structured Asset Corp. SATURNS AT&T Corp. Debenture-Backed Series 2004-3 6.75% Adjustable Rate Class A Callable Units
HJJ	SATURNS GOLDMAN SACHS GP 04-4 TR UT A 6.0%
HJK	MS Structured Asset Corp. SATURNS BellSouth Corporation Debenture Backed Series 2004-5 5.875% Class A Callable Units
HJL	SATURNS GOLDMAN SACHS CAP I TR UNIT A 6.00

HJL*	SATURNS GOLDMAN SACHS CAP I TR UNIT A 6.00
HJM	MS Structured Asset Corp. SATURNS AT&T Corp. Debenture Backed Series 2004-7 7.00% Adjustable Rate Class A Callable Units
HJN	SATURNS GOLDMAN SACHS CAP 1 05 TR UT A 6.125
HJO	AON CAP TR A 05-2 UT A6.875
HJO*	AON CAP TR A 05-2 UT A6.875
HJR	SATURNS 2005-3 LTD BRANDS INC CALL UNIT 7%33
HJS	MS Structured Asset Corp. SATURNS Tribune Company Debenture Backed Series 2006-1 7.00% Class A Callable Units
HJT	STRUCTURED ASSET TR UT 7.375% 06-2
HJT*	STRUCTURED ASSET TR UT 7.375% 06-2
HJV	SATURNS TR NO 2007-1 NT CL A 7%
HK	HALCON RES CORP COM NEW
HKAC	HICKS ACQUISITION CO II INC COM
HKACU	HICKS ACQUISITION CO II INC UNIT EX 000000
HKACW	HICKS ACQUISITION CO II INC WT EXP 071417
HKF	Hancock Fabrics Inc. Common Stock
HKG	NETS TR HANG SENG HK
HKK	INDEXIQ ETF TR HONG KONG SMCP
HKN	HKN INC COM
HKO	AMEX HONG KONG XXX
HKTV	HONG KONG TELEVISION NETWK LTD SPONSORED ADR
HL	HECLA MNG CO COM
HL-B	HECLA MNG CO PFD CV SER B
HL-C	HECLA MNG CO 6.5% CONV PFD
HLCS	HELICOS BIOSCIENCES CORP COM
HLD	SECURE AMER ACQUISITION CORP COM
HLD+	Secure America Acquisition Corporation
HLD=	Secure America Acquisition Corporation
HLEX	HealthExtras Inc. - Common Stock
HLF	HERBALIFE LTD COM USD SHS
HLI-B	Hartford Life Capital II 7.625% Trust Preferred Securities Series B (TRuPS)
HLI-B*	Hartford Life Capital II 7.625% Trust Preferred Securities Series B (TRuPS)
HLIT	HARMONIC INC COM
HLK	SALOMON INC COMMON EQTY
HLM-	HILLMAN GROUP CAP TR PFD TR 11.6%
HLN	Hilton Hotels Corporation 8% Quaterly Interest Bonds due August 15 2031 (QUIBS)
HLND	HILAND PARTNERS L P UT LTD PARTNR
HLR	Hollinger International Inc. Class A Common Stock
HLS	HEALTHSOUTH CORP COM NEW
HLSS	HOME LN SERVICING SOLUTIONS LT ORD SHS
HLT	Hilton Hotels Corporation Common Stock
HLTH	HLTH CORPORATION COM
HLX	HELIX ENERGY SOLUTIONS GRP INC COM
HLYS	HEELYS INC COM
HMA	HEALTH MGMT ASSOC INC NEW CL A
HMB	HomeBanc Corp. Common Stock par value $.01 per share
HMB-A	HomeBanc Corp. 10% Series A Cumulative Redeemable Preferred Stock
HMC	HONDA MOTOR LTD AMERN SHS
HME	HOME PROPERTIES INC COM
HME-F	Home Properties Inc. 9.00% Series F Cumulative Redeemable Preferred Stock
HME-F*	Home Properties Inc. 9.00% Series F Cumulative Redeemable Preferred Stock
HMG	HMG COURTLAND PPTYS INC COM
HMH	HELIOS MULTI SEC HI INC FD INC COM NEW
HMIN	HOME INNS & HOTELS MGMT INC SPON ADR
HMN	HORACE MANN EDUCATORS CORP NEW COM
HMNA	HELIOS & MATHESON NORTH AMERIC COM
HMNF	HMN FINL INC COM
HMNY	HELIOS & MATHESON ANALYTICS IN COM NEW
HMNYD	HELIOS & MATHESON INFORMATION COM NEW
HMO	MORGAN STANLEY HLTH XXX

HMPR	HAMPTON ROADS BANKSHARES INC COM NEW
HMPRD	HAMPTON ROADS BANKSHARES INC COM NEW
HMR	SPORTS PPTYS ACQUISITION CORP COM
HMR+	SPORTS PPTYS ACQUISITION CORP WT EXP 011712
HMR=	SPORTS PPTYS ACQUISITION CORP UNIT EX 000011
HMST	HOMESTREET INC COM
HMSY	HMS HLDGS CORP COM
HMT	Host Marriott Corporation Common Stock
HMT#	Host Marriott Corporation Common Stock
HMT-C	Host Marriott Corporation 10 % Class C Cumulative Redeemable Preferred Stock
HMT-E	Host Marriott Corporation 8 7/8% Class E Cumulative Redeemable Preferred Stock $0.01 par value
HMTM	RUSSELL EXCHANGE TRADED FDS TR 1000 HGH MOMEN
HMTV	HEMISPHERE MEDIA GROUP INC CL A
HMX	Hartmarx Corporation Common Stock
HMY	HARMONY GOLD MNG LTD SPONSORED ADR
HNAB	HANA BIOSCIENCES INC COM
HNB	HERALD NATL BK NEW YORK COM
HNBC	HARLEYSVILLE NATL CORP PA COM
HNH	HANDY & HARMAN LTD COM
HNI	HNI CORP COM
HNP	HUANENG PWR INTL INC SPON ADR H SHS
HNR	HARVEST NATURAL RESOURCES INC COM
HNRG	HALLADOR ENERGY COMPANY COM
HNSN	HANSEN MEDICAL INC COM
HNT	HEALTH NET INC COM
HNW	PIONEER DIV HIGH INCOME TRUST COM
HNZ	HEINZ H J CO COM
HNZ-	HEINZ H J CO PFD 3 CV $1.70
HOC	HOLLY CORP COM PAR $0.01
HOFF	Horizon Offshore Inc. - Common Stock
HOFT	HOOKER FURNITURE CORP COM
HOG	HARLEY DAVIDSON INC COM
HOGS	ZHONGPIN INC COM
HOKU	HOKU CORP COM
HOL	CHINA HLDGS ACQUISITION CORP COM
HOL+	CHINA HLDGS ACQUISITION CORP WT EXP 111612
HOL=	China Holdings Acquisition Corporation
HOLI	HOLLYSYS AUTOMATION TECHNOLOGI SHS
HOLL	HOLLYWOOD MEDIA CORP COM
HOLX	HOLOGIC INC COM
HOM	Home Solutions of America Inc
HOMB	HOME BANCSHARES INC COM
HOME	HOME FED BANCORP INC MD COM
HOMED	Home Federal Bancorp Inc. - Common Stock
HOMF	Home Federal Bancorp - Common Stock
HOMS	TIMIOS NATL CORP COM
HON	HONEYWELL INTL INC COM
HOO	CASCAL N V COM
HOO-A	Glacier Water Trust
HOOK	CRAFT BREW ALLIANCE INC COM
HORC	Horizon Health Corporation - Common Stock
HORT	Hines Horticulture Inc. - Common Stock
HOS	HORNBECK OFFSHORE SVCS INC NEW COM
HOT	STARWOOD HOTELS&RESORTS WRLDWD COM
HOTJ	HOUSE OF TAYLOR JEWELRY INC COM
HOTR	CHANTICLEER HLDGS INC COM PAR $.0001 N
HOTRU	CHANTICLEER HLDGS INC UNIT EX 061117
HOTRW	CHANTICLEER HLDGS INC WT EXP 061117
HOTT	HOT TOPIC INC COM
HOV	HOVNANIAN ENTERPRISES INC CL A
HOVNP	HOVNANIAN ENTERPRISES INC PFD DEP1/1000A

HOVU	HOVNANIAN ENTERPRISES INC UNIT 1 021514
HP	HELMERICH & PAYNE INC COM
HP#	Helmerich & Payne Inc. Common Stock
HPAC	HYDE PK ACQUISITION CORP II COM
HPB	MORGAN STANLEY NT PHIL HSG 10
HPC	Hercules Incorporated Common Stock
HPCCP	HUNTINGTON PREFERRED CAP INC PFD EX PRP C
HPD	Morgan Stanley
HPF	HANCOCK JOHN PFD INCOME FD II COM
HPG	Morgan Stanley
HPGP	HILAND HLDGS GP LP UNIT LP INT
HPI	HANCOCK JOHN PFD INCOME FD SH BEN INT
HPJ	HIGHPOWER INTL INC COM
HPM	Morgan Stanley
HPOL	HARRIS INTERACTIVE INC COM
HPP	HUDSON PAC PPTYS INC COM
HPP-B	HUDSON PAC PPTYS INC CUM RED PFD-B
HPQ	HEWLETT PACKARD CO COM
HPRT	HEALTHPORT INC COM
HPS	HANCOCK JOHN PFD INCOME FD III COM
HPT	HOSPITALITY PPTYS TR COM SH BEN INT
HPT-B	HOSPITALITY PPTYS TR PFD B 8.875%
HPT-B*	HOSPITALITY PPTYS TR PFD B 8.875%
HPT-C	HOSPITALITY PPTYS TR PFD C 7%
HPT-C*	HOSPITALITY PPTYS TR PFD C 7%
HPT-D	HOSPITALITY PPTYS TR REDEEMABLE CUM P
HPTX	HYPERION THERAPEUTICS INC COM
HPY	HEARTLAND PMT SYS INC COM
HQH	H & Q HEALTHCARE INVESTORS SH BEN INT
HQL	H & Q LIFE SCIENCES INVS SH BEN INT
HQS	HQ SUSTAINABLE MARITIM IND INC COM NEW
HR	HEALTHCARE RLTY TR COM
HRAY	HURRAY HLDGS CO LTD SPONSORED ADR
HRB	BLOCK H & R INC COM
HRBN	HARBIN ELECTRIC INC COM
HRBR	HARBOR DIVERSIFIED INC COM
HRC	HILL ROM HLDGS INC COM
HRC#	HILL ROM HLDGS INC EX DISTRIB
HRD	HealthShares Inc. HealthShares Cardiology Exchange-Traded Fund
HRG	HARBINGER GROUP INC COM
HRH	Hilb Rogal & Hobbs Company Common Stock
HRJ	HealthShares Inc. HealthShares European Drugs Exchange-Traded Fund
HRL	HORMEL FOODS CORP COM
HRLY	HERLEY INDS INC DEL COM
HRO	MERRILL LYNCH & CO INC STRIDS11% HD10
HRP	HRPT PPTYS TR COM SH BEN INT
HRP-A	HRPT Properties Trust 9 7/8% Series A Cumulative Redeemable Preferred Shares
HRP-A*	HRPT Properties Trust 9 7/8% Series A Cumulative Redeemable Preferred Shares
HRP-B	HRPT PPTYS TR PFD SER B
HRP-C	HRPT PPTYS TR PFD CUM SER C
HRP-D	HRPT PPTYS TR PFD CONV D
HRPN	HRPT PPTYS TR NT SR7.5%19
HRS	HARRIS CORP DEL COM
HRSH	HIRSCH INTL CORP CL A
HRT	ARRHYTHMIA RESH TECHNOLOGY INC COM PAR $0.01
HRVE	Harvey Electronics Inc. - Common Stock
HRVED	Harvey Electronics Inc. - Common Stock
HRW	HealthShares Inc. HealthShares Dermatology and Wound Care Exchange-Traded Fund
HRZ	HORIZON LINES INC COM
HRZB	HORIZON FINL CORP WASH COM
HRZN	HORIZON TECHNOLOGY FIN CORP COM

HS	HEALTHSPRING INC COM
HSA	HELIOS STRATEGIC INCOME FD INC COM NEW
HSB	TIERS PRINCIPAL PROTECTD
HSBC-B	HSBC FINANCE CORP PFD B DEP 1/40
HSC	HARSCO CORP COM
HSF	HARTFORD INCOME SHS FD INC COM
HSFT	HISOFT TECHNOLOGY INTL LTD SPONSORED ADR
HSH	HILLSHIRE BRANDS CO COM
HSH#	HILLSHIRE BRANDS CO COM
HSIC	SCHEIN HENRY INC COM
HSII	HEIDRICK & STRUGGLES INTL INC COM
HSJ	MERRILL LYNCH & CO INC NT AMEX HLTH09
HSKA	HESKA CORP COM RESTRC NEW
HSKAD	HESKA CORP COM RESTRC NEW
HSM	HELIOS STRATEGIC MTG INCOME FD COM
HSNI	HSN INC COM
HSNIV	HSN INC COM
HSOA	Home Solutions of America Inc. - Common Stock
HSOL	HANWHA SOLARONE CO LTD SPONSORED ADR
HSON	HUDSON GLOBAL INC COM
HSP	HOSPIRA INC COM
HSR	HI SHEAR TECHNOLOGY CORP COM
HST	HOST HOTELS & RESORTS INC COM
HST-C	Host Hotels & Resorts Inc. 10 % Class C Cumulative Redeemable Preferred Stock
HST-C*	Host Hotels & Resorts Inc. 10 % Class C Cumulative Redeemable Preferred Stock
HST-E	HOST HOTELS & RESORTS INC PFD E 8.875%
HST-E*	HOST HOTELS & RESORTS INC PFD E 8.875%
HSTM	HEALTHSTREAM INC COM
HSTX	HARRIS STRATEX NTWRKS INC COM
HSVLY	Highveld Steel and Vanadium Corporation Limited - American Depositary Shares exempt pursuant to 12g3-2(b)
HSWI	HSW INTERNATIONAL INC COM NEW
HSWID	HSW INTERNATIONAL INC COM NEW
HSX	ISE CCM HOMELAND XXX
HSY	HERSHEY CO COM
HT	HERSHA HOSPITALITY TR SH BEN INT A
HT-A	HERSHA HOSPITALITY TR PFD 8% SER A
HT-A*	HERSHA HOSPITALITY TR PFD 8% SER A
HT-B	HERSHA HOSPITALITY TR PFD SER B
HT-C	HERSHA HOSPITALITY TR PFD SER C 6.875%
HTA	HEALTHCARE TR AMER INC CL A
HTB	HSBC FINANCE CORP NT 6.875% 2033
HTB*	HSBC FINANCE CORP NT 6.875% 2033
HTBI	HOMETRUST BANCSHARES INC COM
HTBK	HERITAGE COMMERCE CORP COM
HTC	HUGHES TELEMATICS INC COM
HTC+	HUGHES TELEMATICS INC WT EXP 011012
HTC=	HUGHES TELEMATICS INC UNIT EX 011012
HTCH	HUTCHINSON TECHNOLOGY INC COM
HTCO	HICKORY TECH CORP COM
HTD	HANCOCK JOHN TAX-ADV DIV INCM COM
HTE	HARVEST ENERGY TR TRUST UNIT
HTF	HORIZON TECHNOLOGY FIN CORP SR NT
HTG	Heritage Property Investment Trust Inc. Common Stock
HTGC	HERCULES TECH GROWTH CAP INC COM
HTGCR	Hercules Technology Growth Capital Inc. - Transferable Rights to Purchase Common Stock
HTGY	HERCULES TECH GROWTH CAP INC SR NT 19
HTGZ	HERCULES TECH GROWTH CAP INC SR NT
HTH	HILLTOP HOLDINGS INC COM
HTH-A	HILLTOP HOLDINGS INC CUM PFD SER A
HTH-A*	HILLTOP HOLDINGS INC CUM PFD SER A
HTHT	CHINA LODGING GROUP LTD SPONSORED ADR

HTI	Halozyme Therapeutics Inc
HTL	Heartland Partners LP
HTLD	HEARTLAND EXPRESS INC COM
HTLF	HEARTLAND FINL USA INC COM
HTM	U S GEOTHERMAL INC COM
HTN	HSBC FINANCE CORP NT 113033
HTN*	HSBC FINANCE CORP NT 113033
HTR	BROOKFIELD TOTAL RETURN FD INC COM
HTRN	HEALTHTRONICS INC COM
HTR^	HELIOS TOTAL RETURN FD INC RT
HTR^#	HELIOS TOTAL RETURN FD INC RT
HTS	HATTERAS FINL CORP COM
HTS-A	HATTERAS FINL CORP CUM PFD-A 7.625%
HTSI	HARRIS TEETER SUPERMARKETS INC COM
HTV	HEARST-ARGYLE TELEVISION INC COM
HTWO	HF2 FINL MGMT INC CL A
HTWR	HEARTWARE INTL INC COM
HTX	HUTCHISON TELECOMM INTL LTD SPONSORED ADR
HTY	HANCOCK JOHN INV TRUST TAX ADV GLB SH
HTZ	HERTZ GLOBAL HOLDINGS INC COM
HU	Hudson United Bancorp Common Stock
HUB.A	HUBBELL INC CL A
HUB.B	HUBBELL INC CL B
HUBG	HUB GROUP INC CL A
HUG	Hughes Supply Inc. Common Stock
HUGH	HUGHES COMMUNICATIONS INC COM
HUM	HUMANA INC COM
HUMC	Hummingbird Ltd - Common Shares
HUN	HUNTSMAN CORP COM
HUN-	Huntsman Corporation 5.00% Mandatory Convertible Preferred Stock
HURC	HURCO COMPANIES INC COM
HURN	HURON CONSULTING GROUP INC COM
HUSA	HOUSTON AMERN ENERGY CORP COM
HUSE	HUNTINGTON STRATEGY SHS US EQT ROT ETF
HUVL	HUDSON VALLEY HOLDING CORP COM
HVB	HUDSON VALLEY HOLDING CORP COM
HVOL	RUSSELL EXCHANGE TRADED FDS TR 1000 HIGH VOLA
HVPW	ALPS ETF TR US EQTHIVOLPT WR
HVT	HAVERTY FURNITURE INC COM
HVT.A	HAVERTY FURNITURE INC CL A
HVY	ISE GOLD INDEX XXX
HW	HEADWATERS INC COM
HWAY	HEALTHWAYS INC COM
HWBK	HAWTHORN BANCSHARES INC COM
HWCC	HOUSTON WIRE & CABLE CO COM
HWD	HARRY WINSTON DIAMOND CORP COM
HWFG	HARRINGTON WEST FINL GROUP INC COM
HWG	HALLWOOD GROUP INC COM PAR $0.10
HWI	AMEX COMPUTER XXX
HWK	HAWK CORP CL A
HWKN	HAWKINS INC COM
HX	HALIFAX CORP COM
HXFWD	SHELBOURNE PPTYS III IN
HXL	HEXCEL CORP NEW COM
HXM	DESARROLLADORA HOMEX S A DE CV SPONSORED ADR
HY	HYSTER YALE MATLS HANDLING INC CL A
HY$	HYSTER YALE MATLS HANDLING INC CL A
HYA	CORTS TR II VERIZON GLOBL FDG TR A 6.125 30
HYA*	CORTS TR II VERIZON GLOBL FDG TR A 6.125 30
HYB	NEW AMER HIGH INCOME FD INC COM NEW
HYB^	New America High Income Fund Inc. (The) Rights (Expiring August 20 2007)

HYB^#	NEW AMER HIGH INCOME FD INC RT
HYC	HYPERCOM CORP COM
HYD	MARKET VECTORS ETF TR HG YLD MUN ETF
HYDG	HydroGen Corporation - Common Stock
HYDL	Hydril - Common Stock
HYEM	MARKET VECTORS ETF TR EMKT HIYLD BD
HYF	MANAGED HIGH YIELD PLUS FD INC COM
HYG	ISHARES TR HIGH YLD CORP
HYGS	HYDROGENICS CORP NEW COM NEW
HYGSD	HYDROGENICS CORP NEW COM NEW
HYH	CORTS TR WEYERHAEUSER CO TR CTF A 6% 32
HYH*	CORTS TR WEYERHAEUSER CO TR CTF A 6% 32
HYI	WESTERN ASSET HGH YLD DFNDFD COM
HYJ	CORTS TR INTL BUSINESS MACHS TR CTF 5.625%A
HYJ*	CORTS TR INTL BUSINESS MACHS TR CTF 5.625%A
HYK	CORTS TR GOLDMAN SACHS CAP I CORTS A 6%
HYK*	CORTS TR GOLDMAN SACHS CAP I CORTS A 6%
HYL	CORTS TR II GOLDMAN SACHS CAP TR CTF A 6% 34
HYLD	ADVISORSHARES TR PERITUS HG YLD
HYLS	FIRST TR EXCHANGE TRADED FD IV FIRST TR HIYL LS
HYM	CORTS TR BOEING CO NTS CORTS 6.125%33
HYM*	CORTS TR BOEING CO NTS CORTS 6.125%33
HYMB	SPDR SERIES TRUST NUV HGHYLD MUN
HYP	HIGH YIELD PLUS FD INC COM
HYS	PIMCO ETF TR 0-5 HIGH YIELD
HYSL	Hyperion Solutions Corporation - Common Stock
HYT	BLACKROCK CORPOR HI YLD FD VI COM
HYTM	HYTHIAM INC COM
HYV	BLACKROCK CORPOR HI YLD FD V COM
HYY	CORTS TR III VERIZON GLOBAL CORTS 6.25% 30
HYY*	CORTS TR III VERIZON GLOBAL CORTS 6.25% 30
HZD	CORTS TR V FOR IBM DEBS CORTS 6.40% 96
HZD*	CORTS TR V FOR IBM DEBS CORTS 6.40% 96
HZK	CORTS TR VI IBM DEB CTF CAL 6.375%
HZK*	CORTS TR VI IBM DEB CTF CAL 6.375%
HZNP	HORIZON PHARMA INC COM
HZO	MARINEMAX INC COM
I	INTELSAT S A COM
I-A	INTELSAT S A MAN CONV JR PFD
IAAC	INTERNATIONAL ASSETS HLDG CORP COM
IACI	IAC INTERACTIVECORP COM PAR $.001
IACID	IAC INTERACTIVECORP COM PAR $.001
IACIV	IAC INTERACTIVECORP COM PAR $.001
IACIW	IAC/InterActiveCorp - Warrants 2/4/2009
IACIZ	IAC/InterActiveCorp - warrant to purchase 1.93875 common shares
IAE	ING ASIA PAC HGH DIVID EQ INCM COM
IAF	ABERDEEN AUSTRALIA EQTY FD INC COM
IAG	IAMGOLD CORP COM
IAH	INTERNET ARCHITECTURE HOLDR TR DEPOSTRY RCPT
IAI	ISHARES TR DJ BROKER-DEAL
IAK	ISHARES TR DJ INS INDX FD
IAL	International Aluminum Corporation Common Stock
IAN	INTER ATLANTIC FINANCIAL INC COM
IAN+	INTER ATLANTIC FINANCIAL INC WT EXP 100211
IAN=	INTER ATLANTIC FINANCIAL INC UNIT EX 000011
IAO	IA GLOBAL INC COM
IAR	Idearc Inc. Common Stock
IAR#	IDEARC INC
IART	INTEGRA LIFESCIENCES HLDGS CP COM NEW
IAS	IASIS HEALTHCARE CORP
IASG	Integrated Alarm Services Group Inc. - Common Stock

IASO	IASO PHARMA INC COM
IAT	ISHARES TR DJ REGIONAL BK
IAU	ISHARES GOLD TRUST ISHARES
IAX	INTERNATIONAL ABSORBENTS INC COM NO PAR
IAY	Morgan Stanley
IBA	INDUSTRIAS BACHOCO S A B DE CV SPON ADR B
IBAS	IBASIS INC COM NEW
IBB	ISHARES TR NASDQ BIO INDX
IBCA	INTERVEST BANCSHARES CORP COM
IBCB	ISHARES TR 2016 INVTGR BD
IBCC	ISHARES TR 2018 INVTGR BD
IBCD	ISHARES TR 2020 INVTGR BD
IBCE	ISHARES TR 2023 INVTGR BD
IBCP	INDEPENDENT BANK CORP MICH COM NEW
IBCPD	INDEPENDENT BANK CORP MICH COM NEW
IBCPO	IBC CAP FIN II PFD TR SECS
IBF	CITIGROUP FDG INC NT LASER 2008
IBI	INTERLINE BRANDS INC COM
IBIO	IBIO INC COM
IBIS	Ibis Technology Corporation - Common Stock
IBKC	IBERIABANK CORP COM
IBKR	INTERACTIVE BROKERS GROUP INC COM
IBM	INTERNATIONAL BUSINESS MACHS COM
IBN	ICICI BK LTD ADR
IBN#	ICICI Bank Limited American Depositary Shares(Each representing 2 Equity Shares)
IBND	SPDR SERIES TRUST BRCLY INTL CRP
IBNK	INTEGRA BK CORP COM
IBOC	INTERNATIONAL BANCSHARES CORP COM
IBTX	INDEPENDENT BK GROUP INC COM
ICA	EMPRESAS ICA S A DE CV SPONS ADR NEW
ICAB	i-CABLE Communications Limited - American Depositary Shares
ICAD	ICAD INC COM NEW
ICB	MORGAN STANLEY TRUSTS INCOME SECS INC
ICBC	Independence Community Bank Corp. - Common Stock
ICCA	Internet Commerce Corp. - Class A Common Stock
ICCC	IMMUCELL CORP COM PAR $0.10
ICCI	INSIGHT COMM CO CL##
ICE	INTERCONTINENTALEXCHANGE INC COM
ICF	ISHARES TR COHEN&ST RLTY
ICFI	ICF INTL INC COM
ICG	IMPERIAL CAP GROUP INC CL A
ICGE	ICG GROUP INC COM
ICGN	ICAGEN INC COM NEW
ICGND	ICAGEN INC COM NEW
ICH	INVESTORS CAP HLDGS LTD COM
ICI	BARCLAYS BANK PLC CARRY ETN 38
ICLK	INTERCLICK INC COM NEW
ICLN	ISHARES TR S&P GLBIDX ETF
ICLR	ICON PLC SHS
ICN	WISDOMTREE TRUST INDIAN RUP ETF
ICO	INTERNATIONAL COAL GRP INC NEW COM
ICOC	ICO INC NEW COM
ICOCZ	ICO Inc. - Depository Shares
ICOG	ICO GLOBAL COMM HLDGS LTD DEL CL A
ICON	ICONIX BRAND GROUP INC COM
ICOP	ICOP DIGITAL INC COM NO PAR NEW
ICOPD	ICOP DIGITAL INC COM NO PAR NEW
ICOPW	ICOP DIGITAL INC WT EXP 070810
ICOPZ	ICOP DIGITAL INC WT EXP 120209
ICOS	ICOS Corporation - Common Stock
ICPT	INTERCEPT PHARMACEUTICALS INC COM

ICS	INVESCO CALIF MUN SECS COM
ICT	MERRILL LYNCH & CO INC NT AMX IDX 09
ICTG	ICT GROUP INC COM
ICTS	ICTS International N.V. - Common Shares
ICU	Cenuco Inc
ICUI	ICU MED INC COM
ICX	THESTREET.COM XXX
ICXT	ICX TECHNOLOGIES INC COM
ICZ	Citigroup Funding Inc.
ID	L-1 IDENTITY SOLUTIONS INC COM
IDA	IDACORP INC COM
IDC	INTERACTIVE DATA CORP COM
IDCC	INTERDIGITAL INC COM
IDCCD	InterDigital Inc. - Common Stock
IDE	ING INFRASTRUCTURE INDLS & MAT COM
IDEV	INDEVUS PHARMACEUTICALS INC COM
IDG	ING GROEP N V PER HYB CAP SC
IDGR	INDIGO INTL CORP COM
IDHB	POWERSHARES ETF TR II S&P INTDEV HIB
IDHQ	POWERSHARES GLOBAL ETF TRUST DYN DEVINTLOPP
IDI	TIGER MEDIA INC SHS
IDI+	TIGER MEDIA INC WT EXP 122613
IDI=	SEARCHMEDIA HOLDINGS LTD UNIT EX 121713
IDIX	IDENIX PHARMACEUTICALS INC COM
IDJ	CITIGROUP GLOBAL MKTS HLDGS IDX DOW 2009
IDLV	POWERSHARES ETF TR II INTL DEV LOWVL
IDMI	IDM PHARMA INC COM
IDN	INTELLICHECK MOBILISA INC COM
IDNX	Identix Incorporated - Common Stock
IDP	Idera Pharmaceuticals Inc
IDR	Intrawest Corporation Common Shares
IDRA	IDERA PHARMACEUTICALS INC COM NEW
IDSA	INDUSTRIAL SVCS AMER INC FLA COM
IDSY	I D SYSTEMS INC COM
IDT	IDT CORP CL B NEW
IDT#	IDT CORP EX DISTRIB WI
IDT.C	IDT CORP COM NEW
IDTI	INTEGRATED DEVICE TECHNOLOGY COM
IDU	ISHARES TR DJ US UTILS
IDV	ISHARES TR DJ INTL SEL DIVD
IDWK	International DisplayWorks Inc - Common Stock
IDX	MARKET VECTORS ETF TR INDONESIA ETF
IDXC	IDX SYSTEMS CP ##
IDXJ	MARKET VECTORS ETF TR INDONESA S CAP
IDXX	IDEXX LABS INC COM
IEAM	Industrial Enterprises of America Inc. - Common Stock
IEC	IEC ELECTRS CORP NEW COM
IED	INVESTools Inc.
IEDU	INVESTools Inc. - Common Stock
IEF	ISHARES TR BARCLYS 7-10 YR
IEFA	ISHARES TR CORE MSCI EAFE
IEI	ISHARES TR BARCLYS 3-7 YR
IEL	CITIGROUP FDG INC LASERS S&P 500
IELG	ISHARES U S ETF TR ENH US LCP ETF
IEM	Merrill Lynch & Co. Inc. S&P 500 Inflation Adjusted Market Index Target-Term Securities due September 24 2007 (MITTS)
IEMG	ISHARES INC CORE MSCI EMKT
IEO	ISHARES TR DJ OIL&GAS EXP
IEP	ICAHN ENTERPRISES LP DEPOSITARY UNIT
IEP-	ICAHN ENTERPRISES LP PFD UT CUM 5%
IEP-*	ICAHN ENTERPRISES LP PFD UT CUM 5%

IEPRR	ICAHN ENTERPRISES LP RT
IES	Integrated Electrical Services Inc. Common Stock
IESC	INTEGRATED ELECTRICAL SVC COM
IESM	ISHARES U S ETF TR ENH US SCP ETF
IEV	ISHARES TR S&P EURO PLUS
IEX	IDEX CORP COM
IEZ	ISHARES TR DJ OIL EQUIP
IF	ABERDEEN INDONESIA FD INC COM
IFA.A	International Finance Corp
IFAS	ISHARES TR EPRA/NAR DEV ASI
IFC	IRWIN FINL CORP COM
IFC-M	IFC CAPITAL TRUST VI
IFC-N	IFC Capital Trust III 8.75% Cumulative Convertible Trust Preferred Securities
IFC-N*	IFC Capital Trust III 8.75% Cumulative Convertible Trust Preferred Securities
IFCB	Integrity Financial Corporation - Common Stock
IFCJ	Interchange Financial Services Corporation - Common Stock
IFEU	ISHARES TR EPRA/NAR DEV EUR
IFF	INTERNATIONAL FLAVORS&FRAGRANC COM
IFGL	ISHARES TR EPRA/NAR DEV R/E
IFIN	Investors Financial Services Corp. - Common Stock
IFK	INTERNATIONAL FIN CORP S&P 500 MITTS
IFLG	INFOLOGIX INC COM NEW
IFLGD	INFOLOGIX INC COM NEW
IFLO	I-FLOW CORP COM NEW
IFMI	INSTITUTIONAL FINL MKTS INC COM
IFN	INDIA FD INC COM
IFN$	The India Fund Inc. Common Stock
IFNA	ISHARES TR EPRA/NAR NA IN
IFNY	INFINITY ENERGY RESOURCES INC COM PAR .0001
IFO	CITIGROUP FDG INC NT S&P500RTN12
IFON	INFOSONICS CORP COM
IFOX	Infocrossing Inc. - Common Stock
IFS	InfraSource Services Inc. Common Stock
IFSB	INDEPENDENCE FED SVGS BK COM
IFSIA	INTERFACE INC COM
IFSM	ISHARES TR DEV SM CP EX-N
IFT	IMPERIAL HLDGS INC COM
IFUL	Insightful Corporation - Common Stock
IFX	INFINEON TECHNOLOGIES AG SPONSORED ADR
IG	IGI LABS INC COM
IGA	ING GLBL ADV & PREM OPP FUND COM
IGC	INDIA GLOBALIZATION CAP INC COM NEW
IGC+	INDIA GLOBALIZATION CAP INC WT EXP 030615
IGC=	INDIA GLOBALIZATION CAP INC UNIT EX 030813
IGD	ING GLOBAL EQTY DIV & PREM OPP COM
IGE	ISHARES TR S&P NA NAT RES
IGEM	EGA EMERGING GLOBAL SHS TR INDLS GEMS
IGF	ISHARES TR S&P GLO INFRAS
IGI	WESTERN ASSET INVT GRADE DEFIN COM
IGK	ING GROEP N V 8.5% PER HYB CAP
IGLD	INTERNET GOLD-GOLDEN LINES LTD ORD
IGM	ISHARES TR S&P NA TECH FD
IGN	ISHARES TR S&P NA MULTIMD
IGO	InterSearch Group Inc
IGOI	IGO INC COM NEW
IGOV	ISHARES TR S&P CITINT TBD
IGR	CBRE CLARION GLOBAL REAL ESTAT COM
IGS	PROSHARES TR SHT INV GRD CP
IGT	INTERNATIONAL GAME TECHNOLOGY COM
IGTE	IGATE CORP COM
IGU	PROSHARES TR ULT INV GRD CP

IGV	ISHARES TR S&P NA SOFTWR
IGW	ISHARES TR S&P NA SEMICND
IHC	INDEPENDENCE HLDG CO NEW COM NEW
IHD	ING EMERGING MKTS HGH DIV EQT COM
IHE	ISHARES TR DJ PHARMA INDX
IHF	ISHARES TR DJ HEALTH CARE
IHG	INTERCONTINENTAL HTLS GRP PLC SPON ADR NEW 12
IHI	ISHARES TR DJ MED DEVICES
IHM	MERRILL LYNCH & CO INC MITTS INDX2007
IHO	INVITEL HLDGS A/S ADS
IHP	IHOP Corp. Common Stock
IHR	INTERSTATE HOTELS & RESRTS INC COM
IHS	IHS INC CL A
IHT	INNSUITES HOSPITALITY TR SH BEN INT
IHY	MARKET VECTORS ETF TR INTL HI YLD BD
II	Ivivi Technologies Inc.
IIA	ING CLARION REAL EST INCOME FD COM SHS
IIC	INVESCO CALIF MUN INCOME TR COM
IID	ING INTL HIGH DIVD EQTY INC FD COM
IIF	MORGAN STANLEY INDIA INVS FD COM
IIG	IMERGENT INC COM
IIH	INTERNET INFRASTRUCTR HOLDS TR DEPOSTRY RCPT
III	INFORMATION SERVICES GROUP INC COM
III+	Information Services Group Inc
III=	Information Services Group Inc
IIIIU	INFORMATION SERVICES GROUP INC UNIT EX 013111
IIIIW	INFORMATION SERVICES GROUP INC WT EXP 013111
IIIN	INSTEEL INDUSTRIES INC COM
IIJI	INTERNET INITIATIVE JAPAN INC SPONSORED ADR
IIL	MORGAN STANLEY NT THREE IDX10
IILG	INTERVAL LEISURE GROUP INC COM
IILGV	INTERVAL LEISURE GROUP INC COM
IIM	INVESCO VALUE MUN INCOME TR COM
IIN	INTRICON CORP COM
IINT	Indus International Inc. - Common Stock
IIO	AMEX INTERACTIVE WEEKXXX
IIP	Internap Network Services Corporation
IIT	PT INDOSAT TBK SPONSORED ADR
IIVI	II VI INC COM
IIX	AMEX INTERACTIVE WEEKXXX
IJD	INDIANA MICH PWR CO SR NT D 6% 32
IJD*	INDIANA MICH PWR CO SR NT D 6% 32
IJH	ISHARES TR CORE S&P MCP ETF
IJJ	ISHARES TR S&P MIDCP VALU
IJK	ISHARES TR S&P MC 400 GRW
IJR	ISHARES TR CORE S&P SCP ETF
IJS	ISHARES TR S&P SMLCP VALU
IJT	ISHARES TR S&P SMLCP GROW
IKAN	IKANOS COMMUNICATIONS COM
IKAR	IKARIA INC COM
IKJ	BANK OF AMERICA CORPORATION NT SUB 6.5%
IKJ*	BANK OF AMERICA CORPORATION NT SUB 6.5%
IKL	BANK OF AMERICA CORPORATION INTRNT 5.5% 33
IKL*	BANK OF AMERICA CORPORATION INTRNT 5.5% 33
IKM	BANK OF AMERICA CORPORATION NT SB 5.875%
IKM*	BANK OF AMERICA CORPORATION NT SB 5.875%
IKN	IKON Office Solutions Inc. Common Stock
IKNX	IKONICS CORP COM
IKR	BANK OF AMERICA CORPORATION INTERNOTES 6%
IKR*	BANK OF AMERICA CORPORATION INTERNOTES 6%
IL	INTRALINKS HLDGS INC COM

ILA	Aquila Inc. Common Stock
ILA-P	Aquila Inc. 6.75% Premium Income Equity Securities (PIES)
ILB	PIMCO ETF TR GB ADV INF BD
ILC	iLinc Communications Inc
ILD	Aquila Inc. 7.875% Quarterly Interest Bonds due March 1 2032 (QUIBS)
ILD*	Aquila Inc. 7.875% Quarterly Interest Bonds due March 1 2032 (QUIBS)
ILE	ISOLAGEN INC COM
ILF	ISHARES TR S&P LTN AM 40
ILI	INTERLEUKIN GENETICS INC COM
ILMN	ILLUMINA INC COM
ILOG	ILOG S.A. - American Depositary Shares
ILSE	IntraLase Corp. - Common Stock par value $0.01 per share
ILTB	ISHARES TR CORE L/T USB ETF
ILX	ILX Resorts Inc
ILY	CITIGROUP GLOBAL MKTS HLDGS LASERS NIKK 08
IM	INGRAM MICRO INC CL A
IMA	ALERE INC COM
IMA-B	ALERE INC PERP PFD CONV SE
IMAX	IMAX CORP COM
IMB	Indymac Bancorp Inc. Common Stock
IMB-	Indymac Bancorp Inc. Warrants and Income Redeemable Equity Securities (WIRES) Units
IMC	INVESCO VALUE MUN BD TR COM
IMCB	INTERMOUNTAIN CMNTY BANCORP COM NEW
IMCL	ImClone Systems Incorporated - Common Stock
IMCO	IMPCO Technologies Inc - Common Stock
IMDC	IN MEDIA CORP COM
IMF	WESTERN ASSET INFL MGMT FD INC COM
IMF$	Western Asset Inflation Management Fund Inc. Common Stock $0.001 par value
IMGC	Intermagnetics General Corporation - Common Stock
IMGN	IMMUNOGEN INC COM
IMH	IMPAC MTG HLDGS INC COM NEW
IMH-B	Impac Mortgage Holdings Inc. 9.375% Series B Cumulative Redeemable Preferred Stock
IMH-C	Impac Mortgage Holdings Inc. 9.125% Series C Cumulative Redeemable Preferred Stock
IMI	INTERMOLECULAR INC COM
IMKTA	INGLES MKTS INC CL A
IMLP	BARCLAYS BK PLC IPATH S&P MLP
IMM	Immtech Pharmaceuticals Inc
IMMC	Immunicon Corporation - Common Stock
IMMR	IMMERSION CORP COM
IMMU	IMMUNOMEDICS INC COM
IMMY	IMPRIMIS PHARMACEUTICALS INC COM NEW
IMN	IMATION CORP COM
IMNY	I-MANY INC COM
IMO	IMPERIAL OIL LTD COM NEW
IMOS	CHIPMOS TECH BERMUDA LTD SHS
IMOSD	CHIPMOS TECH BERMUDA LTD SHS NEW
IMP	IMPERIAL CAPITAL BANCORP INC.
IMPM	IMPAC MTG HLDGS INC COM NEW
IMPV	IMPERVA INC COM
IMR	KOBEX MINERALS INC COM
IMRS	IMRIS INC COM
IMRX	ImaRx Therapeutics Inc. - Common Stock
IMS	INVESCO VALUE MUN SECS COM
IMT	INVESCO VALUE MUN TR COM
IMUC	IMMUNOCELLULAR THERAPEUTICS COM
IMW	MERRILL LYNCH & CO INC BR ENRGY SEC09
IMX	Implant Sciences Corp
IMX+	Implant Sciences Corp
IMXWS	IMPLANT SCIENCES CRP WTS
IN	INTERMEC INC COM
INAGY	INCAM AG

INAP	INTERNAP NETWORK SVCS CORP COM PAR $.001
INB	COHEN & STEERS GLOBAL INC BLDR COM
INBK	FIRST INTERNET BANCORP COM
INBP	INTEGRATED BIOPHARMA INC COM
INCB	INDIANA COMMUNITY BANCORP COM
INCO	EGA EMERGING GLOBAL SHS TR INDIA CONSUMER
INCX	Interchange Corporation - Common Stock par value $0.00001
INCY	INCYTE CORP COM
IND	ING GROEP N V PFD 7.05%
INDB	INDEPENDENT BANK CORP MASS COM
INDBM	Independent Bank Corp. - Independent Capital Trust IV - 8.375% Cumulative Trust Preferred Securities
INDBN	Independent Bank Corp. - Independent Capital Trust III - 8.625% Cumulative Trust Preferred Securities
INDL	DIREXION SHS ETF TR INDIA BULL 3X
INDM	UNITED AMER INDEMNITY LTD CL A
INDY	ISHARES TR INDIA 50 ETF
INDZ	DIREXION SHS ETF TR INDIA BEAR 3X
INET	INTERNET BRANDS INC COM CLASS A
INF	BROOKFIELD GLOBL LISTED INFRAS COM SHS
INFA	INFORMATICA CORP COM
INFI	INFINITY PHARMACEUTICALS INC COM
INFL	DEUTSCHE BK AG LONDON BRH US INFLATN ETN
INFN	INFINERA CORPORATION COM
INFO	Metro One Telecommunications Inc. - Common Stock
INFOD	Metro One Telecommunications Inc. - Common Stock
INFS	INFOCUS CORP COM
INFT	Inforte Corp. - Common Stock
INFU	INFUSYSTEM HLDGS INC COM
INFY	INFOSYS LTD SPONSORED ADR
ING	ING GROEP N V SPONSORED ADR
INGN	Introgen Therapeutics Inc. - Common Stock
INGR	INGREDION INC COM
INHX	INHIBITEX INC COM
ININ	INTERACTIVE INTELLIGENCE GROUP COM
INKM	SSGA ACTIVE ETF TR INCOM ALLO ETF
INLD	Interland Inc. - Common Stock
INMD	INTEGRAMED AMER INC COM NEW
INN	SUMMIT HOTEL PPTYS COM
INN-A	SUMMIT HOTEL PPTYS PFD-A 9.25%
INN-B	SUMMIT HOTEL PPTYS PFD B 7.875%
INN-C	SUMMIT HOTEL PPTYS PFD SER C 7.125%
INNO	INNOCAP INC COM
INO	INOVIO PHARMACEUTICALS INC COM
INOC	INNOTRAC CORP COM
INOD	INNODATA INC COM NEW
INOW	INFONOW CORP
INP	BARCLAYS BK PLC IPMS INDIA ETN
INPC	InPhonic Inc. - Common Stock
INPH	INTERPHASE CORP COM
INR	MORGAN STANLEY RUPEE/USD ETN
INS	INTELLIGENT SYS CORP NEW COM
INSD	DIREXION SHS ETF TR LRG CP INSIDER
INSG	Insignia Solutions plc - American Depositary Shares
INSGE	INSIGNIA SOLUT ADR
INSM	INSMED INC COM PAR $.01
INSMD	INSMED INC COM PAR $.01
INSP	INFOSPACE INC COM PAR $.0001
INSU	INSITUFORM TECHNOLOGIES INC CL A
INSW	INSWEB CORP COM NEW
INSY	INSYS THERAPEUTICS INC NEW COM NEW
INT	WORLD FUEL SVCS CORP COM
INTC	INTEL CORP COM

INTG	INTERGROUP CORP COM
INTL	INTL FCSTONE INC COM
INTN	INTAC International - Common Stock
INTT	INTEST CORP COM
INTU	INTUIT COM
INTV	InterVoice Inc. - Common Stock
INTX	INTERSECTIONS INC COM
INTZ	INTRUSION INC COM NEW
INUV	INUVO INC COM NEW
INV	INNOVARO INC COM
INVC	Innovative Card Technologies Inc. - Common Stock
INVE	IDENTIVE GROUP INC COM
INVN	INVENSENSE INC COM
INVX	Innovex Inc. - Common Stock
INWK	INNERWORKINGS INC COM
INXB	INFINITY CROSS BORDER ACQUISIT SHS
INXBU	INFINITY CROSS BORDER ACQUISIT UNIT EX 000016
INXBW	INFINITY CROSS BORDER ACQUISIT WT EXP 072516
INXI	INX INC COM
INXIW	INX INC WT EXP 050709
INXN	INTERXION HOLDING N.V SHS
INXX	EGA EMERGING GLOBAL SHS TR EGS INDI INF ETF
INY	SPDR SERIES TRUST NUVN BR NY MUNI
INZ	ING GROEP N V PFD PERP DBT %
IO	ION GEOPHYSICAL CORP COM
IOC	INTEROIL CORP COM
IOIL	INDEXIQ ETF TR GLB CRUDE OIL
IOM	Iomega Corporation Common Stock
IOMI	Iomai Corporation - Common stock
ION	ION Media Networks Inc
IONA	IONA Technologies PLC - American Depositary Shares
IOO	ISHARES TR S&P GLB100INDX
IOP	Innospec Inc. Common Stock
IOSP	INNOSPEC INC COM
IOT	INCOME OPPORTUNITY RLTY INVS COM
IOTN	Ionatron Inc. - Common Stock
IOX	Iomed Inc
IP	INTL PAPER CO COM
IPA	Interpharm Holdings Inc.
IPAL	CREDIT SUISSE NASSAU BRH 2X INVERS PALL
IPAR	INTER PARFUMS INC COM
IPAS	IPASS INC COM
IPB	INDEXPLUS TR SER 03-1 TR
IPCC	INFINITY PPTY & CAS CORP COM
IPCI	INTELLIPHARMACEUTICS INTL INC COM
IPCM	IPC THE HOSPITALIST CO INC COM
IPCR	IPC HLDGS LTD ORD
IPCS	IPCS INC COM NEW
IPD	SPDR INDEX SHS FDS S&P INTL CONS
IPDN	PROFESSIONAL DIVERSITY NET INC COM
IPE	SPDR SERIES TRUST BARCLYS TIPS ETF
IPF	SPDR INDEX SHS FDS INTL FINL ETF
IPFF	ISHARES TR INT PFD STK FD
IPG	INTERPUBLIC GROUP COS INC COM
IPG-A	The Interpublic Group of Companies Inc. 5.375% Series A Mandatory Convertible Preferred Stock
IPGP	IPG PHOTONICS CORP COM
IPHI	INPHI CORP COM
IPHS	INNOPHOS HOLDINGS INC COM
IPI	INTREPID POTASH INC COM
IPII	IMPERIAL INDS INC COM NEW
IPIX	IPIX Corporation - Common Stock

IPJ.A	Credit Suisse (USA) Inc.
IPJ.B	Credit Suisse (USA) Inc.
IPK	SPDR INDEX SHS FDS INTL TECH ETF
IPL-B	INTERSTATE PWR & LT CO PFD B 8.375
IPL-B*	INTERSTATE PWR & LT CO PFD B 8.375
IPL-C	INTERSTATE PWR & LT CO PFD C 7.10%
IPL-C*	INTERSTATE PWR & LT CO PFD C 7.10%
IPL-D	INTERSTATE PWR & LT CO PERP PFD SER D
IPLT	CREDIT SUISSE NASSAU BRH 2X INVER PLATI
IPMT	iPayment Inc. - Common Stock
IPN	SPDR INDEX SHS FDS INTL INDS ETF
IPR	International Power plc American Depositary Shares(Each representing Ten Ordinary Shares)
IPS	SPDR INDEX SHS FDS CONSM SPLS ETF
IPSU	IMPERIAL SUGAR CO NEW COM NEW
IPSUW	Imperial Sugar Company - Warrants
IPT	IPARTY CORP COM
IPU	SPDR INDEX SHS FDS INTL UTILT ETF
IPW	SPDR INDEX SHS FDS INTL ENRGY ETF
IPX	Interpool Inc. Common Stock
IPXL	IMPAX LABORATORIES INC COM
IPZ	INTERPOOL LIMITED
IQC	INVESCO CALI QLTY MUNI SEC COM
IQDE	FLEXSHARES TR INTL QLTDV DEF
IQDF	FLEXSHARES TR INTL QLTDV IDX
IQDY	FLEXSHARES TR INT QLTDVDYNAM
IQE	NETS TR ISEQ 20 IR ETF
IQI	INVESCO QUALITY MUNI INC TRST COM
IQM	INVESCO QUALITY MUN SECS COM
IQN	INVESCO NY QUALITY MUNI SEC COM
IQNT	NEUTRAL TANDEM INC COM
IQT	INVESCO QUALITY MUN INVT TR COM
IQW	Quebecor World Inc. Subordinate Voting Shares
IR	INGERSOLL-RAND PLC SHS
IRBT	IROBOT CORP COM
IRC	INLAND REAL ESTATE CORP COM NEW
IRC-A	INLAND REAL ESTATE CORP PFD SER A
IRDM	IRIDIUM COMMUNICATIONS INC COM
IRDMU	IRIDIUM COMMUNICATIONS INC UNIT EX 021413
IRDMW	IRIDIUM COMMUNICATIONS INC WT EXP 021413
IRDMZ	IRIDIUM COMMUNICATIONS INC WT EXP 021415
IRE	IRELAND BK SPNSRD ADR NEW
IRET	INVESTORS REAL ESTATE TR SH BEN INT
IRET-	INVESTORS REAL ESTATE TR PFD SER A 8.25%
IRET-B	INVESTORS REAL ESTATE TR PFD-B 7.95%
IRETP	INVESTORS REAL ESTATE TR PFD A CM 8.25%
IRETS	Investors Real Estate Trust - Shares of Beneficial Interest
IRF	INTERNATIONAL RECTIFIER CORP COM
IRG	IGNITE RESTAURANT GROUP INC COM
IRIS	IRIS INTL INC COM
IRIX	IRIDEX CORP COM
IRL	NEW IRELAND FUND INC COM
IRM	IRON MTN INC COM
IRN	Rewards Network Inc
IRO	CLAYMORE EXCHANGE TRADED FD TR ZACKS DIVD ETF
IRON	Iron Leaf Capital Corporation - Common Stock
IROQ	IF BANCORP INC COM
IRR	ING RISK MANAGED NAT RES FD COM
IRS	IRSA INVERSIONES Y REP S A GLOBL DEP RCPT
IRSN	IRVINE SENSORS CORP COM PAR $
IRSND	IRVINE SENSORS CORP COM PAR $
IRV	SPDR INDEX SHS FDS INTL MTRLS SEC

IRW	IBT Bancorp Inc
IRWD	IRONWOOD PHARMACEUTICALS INC COM CL A
IRY	SPDR INDEX SHS FDS INTL HLTH ETF
ISB	TIERS PRINCIPAL PROTECTD
ISBC	INVESTORS BANCORP INC COM
ISCA	INTERNATIONAL SPEEDWAY CORP CL A
ISD	PRUDENTIAL SHT DURATION HG YLD COM
ISE	International Securities Exchange Holdings Inc. Class A Common Stock
ISF	ING GROEP N V PERP HYB6.375%
ISG	ING GROEP N V PERP DBT 6.125
ISH	INTERNATIONAL SHIPHOLDING CORP COM NEW
ISH-	International Shipholding Corporation 6.0% Convertible Exchangeable Preferred Stock $1.00 par value
ISH-A	INTERNATIONAL SHIPHOLDING CORP CUMRED PER PFD A
ISHG	ISHARES TR S&PCITI1-3YRTB
ISI	ISHARES TR S&P 1500 INDEX
ISIG	INSIGNIA SYS INC COM
ISIL	INTERSIL CORP CL A
ISIS	ISIS PHARMACEUTICALS INC COM
ISL	ABERDEEN ISRAEL FUND INC COM
ISLE	ISLE OF CAPRI CASINOS INC COM
ISLN	ISILON SYS INC COM
ISM	SLM CORP NT A CPI LINK
ISNS	IMAGE SENSING SYS INC COM
ISO	ISCO International Inc
ISON	Isonics Corporation - Common Stock
ISOND	Isonics Corporation - Common Stock
ISONL	Isonics Corporation - Class B Warrants
ISONZ	Isonics Corporation - Class C Warrants
ISOT	IsoTis Inc. - common stock
ISP	ING GROEP N V PERP DEBT 6.2%
ISPH	INSPIRE PHARMACEUTICALS INC COM
ISR	ISORAY INC COM
ISR+	INX Inc.
ISRG	INTUITIVE SURGICAL INC COM NEW
ISRL	ISRAMCO INC COM NEW
ISRWS	INX INC WTS
ISS	ISOFTSTONE HLDGS LTD SPONSORED ADS
ISSC	INNOVATIVE SOLUTIONS & SUPPORT COM
ISSI	INTEGRATED SILICON SOLUTION COM
ISSX	Internet Security Systems Inc - Common Stock
IST	SPDR INDEX SHS FDS INTL TELEC ETF
ISTA	ISTA PHARMACEUTICALS INC COM NEW
ISTB	ISHARES TR CORE STRM USBD
ISV	Insite Vision Inc
ISWI	Interactive Systems Worldwide Inc. - Common Stock
ISYS	INTEGRAL SYS INC MD COM
IT	GARTNER INC COM
ITA	ISHARES TR DJ AEROSPACE
ITB	ISHARES TR DJ HOME CONSTN
ITC	ITC HLDGS CORP COM
ITCD	ITC DeltaCom Inc. - Common Stock
ITE	SPDR SERIES TRUST BRCLYS INTER ETF
ITF	ISHARES TR S&P/TOPIX 150
ITG	INVESTMENT TECHNOLOGY GRP NEW COM
ITI	ITERIS INC COM
ITIC	INVESTORS TITLE CO COM
ITIP	ISHARES TR INTL INFL LKD
ITK	INFINITE TECHNOLOGY
ITL	NETS TR S&P MIB ETF
ITL*	MORGAN STANLEY SPARQS 9% INTC
ITLA	ITLA Capital Corporation - Common Stock

ITLN	INTELLON CORP COM
ITLT	DEUTSCHE BK AG LONDON BRH PWSH 3X ITL TR
ITLY	DEUTSCHE BK AG LONDON BRH PWSH ITAL TRES
ITM	MARKET VECTORS ETF TR MKTVEC INTMUETF
ITM.A	Morgan Stanley
ITMN	INTERMUNE INC COM
ITOT	ISHARES TR CORE S&P TTL STK
ITP	INTERTAPE POLYMER GROUP INC COM
ITR	SPDR SERIES TRUST INTR TRM CORP BD
ITRA	Intraware Inc. - Common Stock
ITRI	ITRON INC COM
ITRN	ITURAN LOCATION AND CONTROL SHS
ITT	ITT CORP NEW COM NEW
ITT#	ITT CORP NEW COM NEW
ITU	ITAU UNIBANCO BANCO MULTIPL SA SPONS ADR
ITUB	ITAU UNIBANCO HLDG SA SPON ADR REP PFD
ITW	ILLINOIS TOOL WKS INC COM
ITW#	Illinois Tool Works Inc. Common Stock
ITWO	I2 TECHNOLOGIES INC COM NEW
ITY	Imperial Tobacco Group PLC American Depositary Shares (Each representing two Ordinary Shares 10p par value
ITYC	Integrity Bancshares Inc. - Common Stock
IUSA	INFOGROUP INC COM
IVA	VALUERICH INC COM
IVAC	INTEVAC INC COM
IVAN	IVANHOE ENERGY INC COM NEW
IVC	INVACARE CORP COM
IVD	IVAX DIAGNOSTICS INC COM
IVE	ISHARES TR S&P 500 VALUE
IVGN	Invitrogen Corporation - Common Stock
IVH	IVY HIGH INC OPPORTUNITIES FD COM
IVII	Intervideo Inc. - Common Stock
IVIL	iVillage Inc. Common Stock ($0.01 Par Value)
IVIS	ICOS Vision Systems Corporation N.V. - Common Stock
IVN	IVANHOE MINES LTD COM
IVN^	IVANHOE MINES LTD RT
IVN^#	IVANHOE MINES LTD RT
IVO	BARCLAYS BK PLC INV 500 SHT FT
IVOG	VANGUARD ADMIRAL FDS INC MIDCP 400 GRTH
IVOO	VANGUARD ADMIRAL FDS INC MIDCP 400 IDX
IVOP	BARCLAYS BK PLC IPATH LN ENHAN
IVOV	VANGUARD ADMIRAL FDS INC MIDCP 400 VAL
IVOW	iVOW Inc. - Common Stock
IVR	INVESCO MORTGAGE CAPITAL INC COM
IVR-A	INVESCO MORTGAGE CAPITAL INC PFD SER A 7.75%
IVTA	InfoVista S.A. - American Depositary Shares
IVV	ISHARES TR CORE S&P500 ETF
IVVI	Ivivi Technologies Inc. - Common Stock
IVW	ISHARES TR S&P500 GRW
IVX	IVAX CORP
IVZ	INVESCO LTD SHS
IW	Imageware Systems Inc
IWA	IOWA TELECOMM SERVICES INC COM
IWB	ISHARES TR RUSSELL 1000
IWC	ISHARES TR RSSL MCRCP IDX
IWD	ISHARES TR RUSSELL1000VAL
IWF	ISHARES TR RUSSELL1000GRW
IWK	AB SVENSK EXPORTKREDIT NT TCHSELSEC09
IWL	ISHARES TR RUS200 IDX ETF
IWM	ISHARES TR RUSSELL 2000
IWN	ISHARES TR RUSL 2000 VALU
IWO	ISHARES TR RUSL 2000 GROW

IWOV	Interwoven Inc. - Common Stock
IWP	ISHARES TR RUSSELL MCP GR
IWR	ISHARES TR RUSSELL MIDCAP
IWS	ISHARES TR RUSSELL MCP VL
IWV	ISHARES TR RUSSELL 3000
IWW	ISHARES TR RUSL 3000 VALU
IWX	ISHARES TR RUS200 VAL IDX
IWY	ISHARES TR RUS200 GRW IDX
IWZ	ISHARES TR RUSL 3000 GROW
IX	ORIX CORP SPONSORED ADR
IXC	ISHARES TR S&P GBL ENER
IXG	ISHARES TR S&P GBL FIN
IXJ	ISHARES TR S&P GBL HLTHCR
IXK	ISE 50 INDEX XXX
IXN	ISHARES TR S&P GBL INF
IXP	ISHARES TR S&P GBL TELCM
IXUS	ISHARES TR CORE MSCITOTAL
IXX	ISE 100 INDEX XXX
IXYS	IXYS CORP COM
IXZ	ISE 250 INDEX
IYC	ISHARES TR CONS SRVC IDX
IYE	ISHARES TR DJ US ENERGY
IYF	ISHARES TR DJ US FINL SEC
IYG	ISHARES TR DJ US FINL SVC
IYH	ISHARES TR DJ US HEALTHCR
IYJ	ISHARES TR DJ US INDUSTRL
IYK	ISHARES TR CONS GOODS IDX
IYM	ISHARES TR DJ US BAS MATL
IYR	ISHARES TR DJ US REAL EST
IYT	ISHARES TR TRANSP AVE IDX
IYW	ISHARES TR DJ US TECH SEC
IYY	ISHARES TR DJ US INDEX FD
IYZ	ISHARES TR DJ US TELECOMM
IZZIW	INTEGRATED SEC SYS WTS
JACK	JACK IN THE BOX INC COM
JACO	JACO ELECTRS INC COM
JACQ	COLLABRIUM JAPAN ACQUISITN CP SHS
JACQU	COLLABRIUM JAPAN ACQUISITN CP UNIT EX 000017
JACQW	COLLABRIUM JAPAN ACQUISITN CP WT EXP 010019
JADE	LJ INTL INC ORD
JAG	JAGUAR MNG INC COM
JAH	JARDEN CORP COM
JAKK	JAKKS PAC INC COM
JAMS	Jameson Inns Inc. - Common Stock
JAS	JO-ANN STORES INC COM
JASO	JA SOLAR HOLDINGS CO LTD SPON ADR REP5ORD
JAV	JAVELIN PHARMACEUTICALS INC COM
JAVA	SUN MICROSYSTEMS INC COM NEW
JAVAD	Sun Microsystems Inc. - Common Stock
JAX	J ALEXANDERS CORP COM
JAXB	JACKSONVILLE BANCORP INC FLA COM
JAZ	Jazz Technologies Inc
JAZ+	Jazz Technologies Inc
JAZ=	Jazz Technologies Inc
JAZZ	JAZZ PHARMACEUTICALS PLC SHS USD
JBD	Lehman ABS Corporation Corporate Backed Trust Certificates BellSouth Debenture Backed Series 2003-2 Corporate Backed Trust Certificates
JBHT	HUNT J B TRANS SVCS INC COM
JBI	CORPORATE BACKED TR CTFS NT 7.875%A1 32
JBJ	CORPORATE BACKED TR CTFS 03-4 6.25% 97
JBK	CORPORATE BACKED TR CTFS 04-6 A1 3.50

JBL	JABIL CIRCUIT INC COM
JBLU	JETBLUE AIRWAYS CORP COM
JBN	CORPORATE BACKED CALL TR CTFS CORTS A-1 7%
JBO	CORPORATE BACKED TR CTFS 04-7 A1 6.3%34
JBOH	J B OXFORD HLDGS INC
JBP	CBTC DaimlerChrysler Debenture-Backed Series 2004-8 Trust 6.875% Class A-1 Certificates
JBP*	Lehman ABS Corporation 6.875% Corporate-Backed Trust Certificates DaimlerChrysler Debenture-Backed Series 2004-8 Class A-1 (Issued by Chrysler Corporation predecessor to DaimlerChrysler Corporation)
JBR	CORPORATE BACKED CALL TR CTFS JCP 06-1CTF A1
JBS	CORPORATE BACKED CALL TR CTFS CORTS A-1 7%
JBSS	SANFILIPPO JOHN B & SON INC COM
JBT	JOHN BEAN TECHNOLOGIES CORP COM
JBT#	JOHN BEAN TECHNOLOGIES CORPORATION
JBX	Jack In The Box Inc. Common Stock
JBX#	Jack In The Box Inc. Common Stock
JCC	Jilin Chemical Industrial Company Limited American Depositary Shares (Each representing 100 Class H Ordinary Shares)
JCDA	JACADA LTD SHS NEW
JCDAD	JACADA LTD SHS NEW
JCE	NUVEEN CORE EQUITY ALPHA FUND COM
JCG	J CREW GROUP INC COM
JCI	JOHNSON CTLS INC COM
JCI#	Johnson Controls Inc. Common Stock
JCI-Z	JOHNSON CTLS INC CORP UNIT
JCI-Z*	JOHNSON CTLS INC CORP UNIT
JCO	JAVELIN EXCHANGE-TRADED TR JETS CNTRA OPS
JCOM	J2 GLOBAL INC COM
JCP	PENNEY J C INC COM
JCS	COMMUNICATIONS SYS INC COM
JCTCF	JEWETT CAMERON TRADING LTD COM NEW
JDAS	JDA SOFTWARE GROUP INC COM
JDD	NUVEEN DIVERSIFIED DIV INCM FD COM
JDO	JED Oil Inc
JDSU	JDS UNIPHASE CORP COM PAR $0.001
JDSUD	JDS Uniphase Corporation - Common Stock
JE	JUST ENERGY GROUP INC COM
JEC	JACOBS ENGR GROUP INC DEL COM
JEC#	Jacobs Engineering Group Inc. Common Stock
JEF	JEFFERIES GROUP INC NEW COM
JEF#	Jefferies Group Inc. Common Stock
JEM	BARCLAYS BANK PLC IPATH GEMS INDEX
JEN	JENNIFER CONVS INC COM
JEQ	JAPAN EQUITY FD INC COM
JFBC	JEFFERSONVILLE BANCORP CDT-COM
JFBI	JEFFERSON BANCSHARES INC TENN COM
JFC	J F CHINA REGION FD INC COM
JFP	NUVEEN TAX ADV FLTG RATE FUND COM
JFR	NUVEEN FLOATING RATE INCOME FD COM
JFT	JPMORGAN CHASE & CO ETN 130/30 23
JGBD	DEUTSCHE BK AG LONDON BRH 3X INV JAP GOV
JGBL	DEUTSCHE BK AG LONDON BRH PWRSH JAP GOVT
JGBO	JIANGBO PHARMACEUTICALS INC COM
JGBS	DEUTSCHE BK AG LONDON BRH INV JAP GOV BD
JGBT	DEUTSCHE BK AG LONDON BRH PWSH 3X JAP GV
JGG	NUVEEN GBL INCOME OPPORTUN FD COM
JGT	NUVEEN DIVER CURRENCY OPPOR FD COM
JGV	NUVEEN GBL VL OPPORTUNITIES FD COM
JH	John H. Harland Company Common Stock
JHFT	John Hancock Financial Trends Fund Inc. - Closed End Fund
JHI	HANCOCK JOHN INVS TR COM
JHP	NUVEEN QUALITY PFD INC FD 3 COM

JHS	HANCOCK JOHN INCOME SECS TR COM
JHX	JAMES HARDIE INDS PLC SPONSORED ADR
JILL	J. Jill Group Inc. (The) - Common Stock
JIVE	JIVE SOFTWARE INC COM
JJA	BARCLAYS BANK PLC ETN DJUBS AGRI37
JJC	BARCLAYS BK PLC ETN DJUBS COPR37
JJE	BARCLAYS BANK PLC ETN DJUBS ENRG37
JJG	BARCLAYS BANK PLC ETN DJUBS GRNS37
JJM	BARCLAYS BK PLC ETN DJUBS IND MT
JJN	BARCLAYS BK PLC ETN DJUBS NCKL37
JJP	BARCLAYS BANK PLC ETN DJUBS PMET38
JJS	BARCLAYS BANK PLC ETN DJUBSSOFT 38
JJSF	J & J SNACK FOODS CORP COM
JJT	BARCLAYS BANK PLC ETN DJUBS TIN 38
JJU	BARCLAYS BANK PLC ETN DJUBSALUMI38
JJZ	Jacuzzi Brands Inc. Common Stock (Holding Company)
JKA	JK Acquisition Corp
JKA+	JK Acquisition Corp
JKA=	JK Acquisition Corp
JKD	ISHARES TR LRGE CORE INDX
JKE	ISHARES TR LRGE GRW INDX
JKF	ISHARES TR LARGE VAL INDX
JKG	ISHARES TR MID CORE INDEX
JKH	ISHARES TR MID GRWTH INDX
JKHY	HENRY JACK & ASSOC INC COM
JKI	ISHARES TR MID VAL INDEX
JKJ	ISHARES TR SMLL CORE INDX
JKK	ISHARES TR SMLL GRWTH IDX
JKL	ISHARES TR SMLL VAL INDX
JKS	JINKOSOLAR HLDG CO LTD SPONSORED ADR
JLA	NUVEEN EQUITY PREM ADV FD COM
JLG	JLG Industries Inc. Common Shares
JLG#	JLG Industries Inc. Common Shares
JLI	JESUP & LAMONT INC COM
JLL	JONES LANG LASALLE INC COM
JLN	Jaclyn Inc
JLO	ISE US REGIONAL BANKSXXX
JLS	NUVEEN MTG OPPORTUNITY TERM FD COM
JMAR	JMAR Technologies Inc. - Common Stock
JMBA	JAMBA INC COM NEW
JMBAU	JAMBA INC UNIT EXP 062809
JMBAW	JAMBA INC WT EXP 062809
JMBI	James Monroe Bancorp Inc - Common Stock
JMDT	JAMDAT Mobile Inc. Common Stock
JMF	NUVEEN ENERGY MLP TOTL RTRNFD COM
JMG	JMG EXPL INC COM
JMG+	JMG EXPL INC WT EXP 011509
JMI	JAVELIN MTG INVT CORP COM
JMP	JMP GROUP INC COM
JMPB	JMP GROUP INC SR NT 23
JMS.A	Morgan Stanley
JMT	NUVEEN MTG OPPTY TERM FD 2 COM
JNB	NETS TR FTSE JSE40 ETF
JNC	Nuveen Investments Inc. Class A Common Stock
JNGW	JINGWEI INTL LTD COM NEW
JNJ	JOHNSON & JOHNSON COM
JNK	SPDR SERIES TRUST BRC HGH YLD BD
JNP	MORGAN STANLEY STK PARTN
JNPR	JUNIPER NETWORKS INC COM
JNR	Claymore Exchange-Traded Fund Trust 2
JNS	JANUS CAP GROUP INC COM

JNY	JONES GROUP INC COM
JO	BARCLAYS BANK PLC ETN DJUBSCOFFE38
JOB	GENERAL EMPLOYMENT ENTERPRISES COM
JOB$	
JOBS	51JOB INC SP ADR REP COM
JOE	ST JOE CO COM
JOEZ	JOES JEANS INC COM
JOF	JAPAN SMALLER CAPTLZTN FD INC COM
JOF^	JAPAN SMALLER CAPTLZTN FD INC RT EXP 072211
JOF^#	JAPAN SMALLER CAPTLZTN FD INC RT EXP 072211
JOR	Earle M. Jorgensen Company Common Stock $0.001 par value
JOSB	JOS A BANK CLOTHIERS INC COM
JOUT	JOHNSON OUTDOORS INC CL A
JOY	JOY GLOBAL INC COM
JOYG	JOY GLOBAL INC COM
JP	Jefferson-Pilot Corporation Common Stock
JPC	NUVEEN PFD INCOME OPPRTNY FD COM
JPG	NUVEEN EQUITY PREM & GROWTH FD COM
JPI	NUVEEN PFD & INCOME TERM FD COM
JPI.A	JPMorgan Chase & Co.
JPK	MORGAN STANLEY PLUS 063009
JPL.A	JP Morgan Chase
JPL.B	JP Morgan Chase
JPL.C	JPMorgan Chase & Co.
JPL.D	JPMorgan Chase & Co.
JPL.E	JPMorgan Chase & Co.
JPL.F	JPMorgan Chase & Co.
JPL.G	JPMorgan Chase & Co.
JPL.H	JPMorgan Chase & Co.
JPL.I	JPMorgan Chase & Co.
JPM	JPMORGAN CHASE & CO COM
JPM+	JPMORGAN CHASE & CO WT EXP 102818
JPM-A	JPMORGAN CHASE & CO DEP 1/400 PFD P
JPM-B	JPMORGAN CHASE CAP XXVIII GTD SEC 7.2%BB
JPM-B*	JPMORGAN CHASE CAP XXVIII GTD SEC 7.2%BB
JPM-C	JPMORGAN CHASE CAP XXIX GTD CAP SECS
JPM-D	JPMORGAN CHASE & CO DEP1/400 PFD O
JPM-E	JPMORGAN CHASE & CO DEP 1/4PFD 6.15%
JPM-E*	JPMORGAN CHASE & CO DEP 1/4PFD 6.15%
JPM-F	JPMORGAN CHASE & CO DEP 1/4PFD 5.72%
JPM-F*	JPMORGAN CHASE & CO DEP 1/4PFD 5.72%
JPM-G	JPMORGAN CHASE & CO DEP 1/4PFD 5.49%
JPM-G*	JPMORGAN CHASE & CO DEP 1/4PFD 5.49%
JPM-H	JPMorgan Chase & Co. (New) Depositary Shares(Each representing 1/10th of a share of 6 5/8% Cumulative Preferred Stock)
JPM-H*	JPMorgan Chase & Co. (New) Depositary Shares(Each representing 1/10th of a share of 6 5/8% Cumulative Preferred Stock)
JPM-I	JPMORGAN CHASE & CO DEP 1/400 SR J
JPM-J	JP MORGAN CHASE CAP X PFD TR SECS 7%
JPM-J*	JP MORGAN CHASE CAP X PFD TR SECS 7%
JPM-K	J P MORGAN CHASE CAP XI PFD K 5.875%
JPM-K*	J P MORGAN CHASE CAP XI PFD K 5.875%
JPM-O	BANK ONE CAPITAL VI PFD SECS 7.2%
JPM-O*	BANK ONE CAPITAL VI PFD SECS 7.2%
JPM-P	JPMORGAN CHASE CAP XVI TR PFD 6.35% 35
JPM-P*	JPMORGAN CHASE CAP XVI TR PFD 6.35% 35
JPM-S	JPMORGAN CHASE CAP XIX 6.625%CAPSEC S
JPM-S*	JPMORGAN CHASE CAP XIX 6.625%CAPSEC S
JPM-W	JPMORGAN CHASE CAP XXIV PFD CAP SECS X
JPM-W*	JPMORGAN CHASE CAP XXIV PFD CAP SECS X
JPM-X	J P MORGAN CHASE CAP XII PFD TR 6.250%

JPM-X*	J P MORGAN CHASE CAP XII PFD TR 6.250%
JPM-Y	JPMORGAN CHASE CAP XIV CAP SEC N 6.20
JPM-Y*	JPMORGAN CHASE CAP XIV CAP SEC N 6.20
JPM-Z	JPMORGAN CHASE CAP XXVI CAP 8% SER Z 48
JPM-Z*	JPMORGAN CHASE CAP XXVI CAP 8% SER Z 48
JPN	AMEX JAPAN INDEX XXX
JPO	J P MORGAN INDEX FDG
JPP	SPDR INDEX SHS FDS RUSS NOMURA PR
JPS	NUVEEN QUALITY PFD INCOME FD 2 COM
JPT	J.P. Morgan Chase Capital IX 7.50% Capital Securities Series I Due 2/15/2031
JPT*	J.P. Morgan Chase Capital IX 7.50% Capital Securities Series I Due 2/15/2031
JPX	PROSHARES TR ULTRSH MSCI PAC
JPZ	NUVEEN EQUITY PREM INCOME FD COM
JQC	NUVEEN CR STRATEGIES INCM FD COM SHS
JRC	Journal Register Company Common Stock
JRCC	JAMES RIVER COAL CO COM NEW
JRE	NETS TR TOKYO REIT ETF
JRI	NUVEEN REAL ASSET INC & GROWTH COM
JRJC	CHINA FIN ONLINE CO LTD SPONSORED ADR
JRN	JOURNAL COMMUNICATIONS INC CL A
JRO	NUVEEN FLTNG RTE INCM OPP FD COM SHS
JRS	NUVEEN REAL ESTATE INCOME FD COM
JRT	JER INVT TR INC COM NEW
JRVR	James River Group Inc. - common stock
JSB	TIERS PRINCIPAL PROTECTD
JSC	SPDR INDEX SHS FDS RUSS NOM SC JP
JSD	NUVEEN SHT DUR CR OPP FD COM
JSDA	JONES SODA CO COM
JSM	SLM CORP SR NT 6% 121543
JSN	NUVEEN EQTY PRM OPPORTUNITYFD COM
JST	JINPAN INTL LTD ORD
JTA	NUVEEN TX ADV TOTAL RET STRGY COM
JTD	NUVEEN TAX ADVANTAGED DIV GRWT COM
JTP	NUVEEN QUALITY PFD INCOME FD COM
JTX	JACKSON HEWITT TAX SVCS INC COM
JUNR	GLOBAL X FDS GBLX JR MNRS NEW
JUPM	Jupitermedia Corporation - Common Stock
JVA	COFFEE HLDGS INC COM
JVI	Velocity Asset Management Inc
JVI-	Velocity Asset Management Inc
JVS	JAVELIN EXCHANGE-TRADED TR DJ ISLAMIC ETF
JW.A	WILEY JOHN & SONS INC CL A
JW.B	WILEY JOHN & SONS INC CL B
JWF	WELLS FARGO CAP IX TOPRS 5.625%
JWF*	WELLS FARGO CAP IX TOPRS 5.625%
JWN	NORDSTROM INC COM
JXI	ISHARES TR S&P GL UTILITI
JXSB	JACKSONVILLE BANCORP INC MD COM
JXSBD	JACKSONVILLE BANCORP INC MD COM
JYF	WISDOMTREE TRUST JAPANESE YEN F
JYN	BARCLAYS BANK PLC IPTH JPY/USD ETN
JYP-	Jersey Central Power & Light Company Cumulative Preferred 4% Series
JYP-*	Jersey Central Power & Light Company Cumulative Preferred 4% Series
JZC	CORPORATE BACKED TR CTFS 04-4 CL A-1 6%
JZD	Lehman ABS Corporation Floating Rate Corporate Backed Trust Certificates DaimlerChrysler Debenture-Backed Series 2004-3
JZD*	Lehman ABS Corporation Floating Rate Corporate Backed Trust Certificates DaimlerChrysler Debenture-Backed Series 2004-3
JZE	CORPORATE BACKED TR CTFS 04-2 A-1 6.75%
JZE*	CORPORATE BACKED TR CTFS 04-2 A-1 6.75%
JZH	CORPORATE BACKED TR CTFS NT BKD A-1 6%

JZH*	CORPORATE BACKED TR CTFS NT BKD A-1 6%
JZJ	CORPORATE BACKED TR CTFS 03-18 A1 7.125
JZK	CORPORATE BACKED TR CTFS 03-17SPRINT A1
JZL	CORPORATE BACKED TR CTFS 03-16 A1 6.25
JZO	Lehman ABS Corporation 7.25% Corporate Backed Trust Certificates DaimlerChrysler Debenture-Backed Series 2003-15 Class A-1
JZO*	Lehman ABS Corporation 7.25% Corporate Backed Trust Certificates DaimlerChrysler Debenture-Backed Series 2003-15 Class A-1
JZR	Lehman ABS Corporation 6.125% Corporate Backed Trust Certificates BellSouth Telecommunications Debenture-Backed Series 2003-14 Class A-1
JZS	CORPORATE BACKED TR CTFS NT A1 5.80 12
JZS*	CORPORATE BACKED TR CTFS NT A1 5.80 12
JZT	CORPORATE BACKED TR CTFS 03-11 5.875%31
JZV	CORPORATE BACKED TR CTFS 03-10 A-1 7%23
JZY	Lehman ABS 2003-8 (Philip Morris Companies) 6.25% Coproate Backed Trust Certificates Altria Debenture-Backed Series 2003-8 Class A-1
JZY*	Lehman ABS 2003-8 (Philip Morris Companies) 6.25% Coproate Backed Trust Certificates Altria Debenture-Backed Series 2003-8 Class A-1
JZZ	Lehman ABS Corporation 6.75% Corporate Backed Trust Certificates CIT Capital Trust I Securities -Backed Series 2003-9 Class A-1
JZZ*	Lehman ABS Corporation 6.75% Corporate Backed Trust Certificates CIT Capital Trust I Securities -Backed Series 2003-9 Class A-1
K	KELLOGG CO COM
KAD	ARCADIA RES INC COM
KAI	KADANT INC COM
KAL	Callisto Pharmaceuticals Inc
KALU	KAISER ALUMINUM CORP COM PAR $0.01
KAMN	KAMAN CORP COM
KAP	KCAP FINL INC SR NT 19
KAR	KAR AUCTION SVCS INC COM
KAZ	BMB MUNAI INC COM
KB	KB FINANCIAL GROUP INC SPONSORED ADR
KBALB	KIMBALL INTL INC CL B
KBAY	Kanbay International Inc. - Common Stock
KBB	BEAR STEARNS COS INC
KBE	SPDR SERIES TRUST S&P BK ETF
KBH	KB HOME COM
KBIO	KALOBIOS PHARMACEUTICALS INC COM
KBR	KBR INC COM
KBR#	KBR Inc. Common Stock
KBW	KBW INC COM
KBWB	POWERSHARES ETF TR II KBW BK PORT
KBWC	POWERSHARES ETF TR II KBW CP MKT PRT
KBWD	POWERSHARES ETF TRUST II KBW HG YLD FIN
KBWI	POWERSHARES ETF TR II KBW INS PORT
KBWP	POWERSHARES ETF TRUST II PRP CAS INS PT
KBWR	POWERSHARES ETF TR II KBW RG BK PORT
KBWX	POWERSHARES ETF TRUST II KBW GLB FIN SC
KBWY	POWERSHARES ETF TRUST II KBW YIELD REIT
KBX	KIMBER RES INC COM
KB^	KB FINANCIAL GROUP INC RT
KB^#	KB FINANCIAL GROUP INC RT
KCAP	KCAP FINL INC COM
KCAPR	Kohlberg Capital Corporation - Transferable Rights to Common Stock
KCC	CORTS TR II PROVIDENT FING CORTS 8.20%
KCE	SPDR SERIES TRUST S&P CAP MKTS
KCG	KNIGHT CAP GROUP INC CL A COM
KCH	Structured Products Corp. 7% Corporate Backed Trust Securities (CorTS) Certificates (Issued by BellSouth Debentures) due 12/1/2095
KCI	KINETIC CONCEPTS INC COM NEW

KCJ	Structured Products Corp. 7.125% Corporate Backed Trust II Securities (CorTS) Certificates (Issued by IBM Debentures) due 12/1/2096
KCJ*	Structured Products Corp. 7.125% Corporate Backed Trust II Securities (CorTS) Certificates (Issued by IBM Debentures) due 12/1/2096
KCLI	KANSAS CITY LIFE INS CO COM
KCN	Structured Products Corp. 8.0% Corporate Backed Trust Securities (CorTS) Certificates (Issued by Chrysler Debentures) due 2/1/2097
KCN*	Structured Products Corp. 8.0% Corporate Backed Trust Securities (CorTS) Certificates (Issued by Chrysler Debentures) due 2/1/2097
KCO	Structured Products Corp. Corporate-Backed Trust Securities (CorTS) Certificates (Issued by BellSouth Capital Funding Debentures) due 7/15/2097
KCP	COLE KENNETH PRODTNS INC CL A
KCS	KCS Energy Inc. Common Stock
KCT	CORTS TR SHERWIN WILLIAMS DEBS CORTS 7.50%
KCT*	CORTS TR SHERWIN WILLIAMS DEBS CORTS 7.50%
KCV	Structured Products Corp. 7.875% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by Chrysler Debentures) due 8/1/2097
KCV*	Structured Products Corp. 7.875% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by Chrysler Debentures) due 8/1/2097
KCW	CORTS TR US WEST COMMUNICATNS CORTS 7.5%
KCW*	CORTS TR US WEST COMMUNICATNS CORTS 7.5%
KCX	Structured Products Corp. 7.5% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by First Union Capital I) due 1/15/2027
KCX*	Structured Products Corp. 7.5% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by First Union Capital I) due 1/15/2027
KDE	4 KIDS ENTMT INC COM
KDN	KAYDON CORP COM
KEA	Keane Inc. Common Stock
KED	KAYNE ANDERSON ENERGY DEV CO COM
KEF	KOREA EQUITY FD INC COM
KEF^	Korea Equity Fund Inc. Rights (Expiring February 16 2007)
KEF^#	KOREA EQUITY FD INC RT
KEG	KEY ENERGY SVCS INC COM
KEI	KEITHLEY INSTRS INC COM
KELYA	KELLY SVCS INC CL A
KELYB	KELLY SVCS INC CL B
KEM	KEMET CORP COM NEW
KENT	KENT FINL SVCS INC COM NEW
KEP	KOREA ELECTRIC PWR SPONSORED ADR
KEQU	KEWAUNEE SCIENTIFIC CORP COM
KERX	KERYX BIOPHARMACEUTICALS INC COM
KEX	KIRBY CORP COM
KEX#	Kirby Corporation Common Stock
KEY	KEYCORP NEW COM
KEY-A	KEYCORP CAP V PFD TR 5.875%
KEY-A*	KEYCORP CAP V PFD TR 5.875%
KEY-B	KEYCORP CAP VI PFD TR 6.125%
KEY-B*	KEYCORP CAP VI PFD TR 6.125%
KEY-D	KEYCORP CAPITAL VIII PFD 7% ENHC TR
KEY-D*	KEYCORP CAPITAL VIII PFD 7% ENHC TR
KEY-E	KEYCORP CAP IX PFD TR 6.75%
KEY-E*	KEYCORP CAP IX PFD TR 6.75%
KEY-F	KEYCORP CAP X ENH TRUPS 8.0%
KEY-F*	KEYCORP CAP X ENH TRUPS 8.0%
KEY-G	KEYCORP NEW PFD 7.75% SR A
KEYN	KEYNOTE SYS INC COM
KEYP	KEYUAN PETROCHEMICALS INC COM
KEYS	Keystone Automotive Industries Inc. - Common Stock
KEYW	KEYW HLDG CORP COM
KF	KOREA FD COM NEW
KF$	The Korea Fund Inc. Common Stock

KFED	K FED BANCORP COM
KFFB	KENTUCKY FIRST FED BANCORP COM
KFFG	KAISER FED FINL GROUP INC COM
KFH	KKR FINL HLDGS LLC SR NT 8.375%41
KFI	KKR FINL HLDGS LLC SR NT
KFN	KKR FINL HLDGS LLC COM
KFN-	KKR FINL HLDGS LLC PFD SER A LLC
KFP	KKR FINL HLDGS LLC PFD SER A LLC
KFRC	KFORCE INC COM
KFS	KINGSWAY FINL SVCS INC COM NEW
KFT	KRAFT FOODS INC CL A
KFT#	Kraft Foods Inc. Class A Common Stock
KFT$	Kraft Foods Inc. Class A Common Stock
KFX	KFX Inc
KFY	KORN FERRY INTL COM NEW
KG	KING PHARMACEUTICALS INC COM
KGC	KINROSS GOLD CORP COM NO PAR
KGJI	KINGOLD JEWELRY INC COM NEW
KGN	KEEGAN RES INC COM
KGS	QUICKSILVER GAS SVCS LP COM UNITS LPI
KH	CHINA KANGHUI HLDGS SPONSORED ADR
KHA	KBL HEALTHCARE ACQUIS CORP III COM
KHA+	KBL HEALTHCARE ACQUIS CORP III WT EXP 071811
KHA=	KBL HEALTHCARE ACQUIS CORP III UNIT
KHD	KHD HUMBOLDT WEDAG INTL LTD COM
KHDH	KHD Humboldt Wedag International Ltd. - Common Stock
KHI	DWS HIGH INCOME TR SHS NEW
KHK	Kitty Hawk Inc
KID	KID BRANDS INC COM
KIDS	Parent Company (The) - Common Stock
KIE	SPDR SERIES TRUST S&P INS ETF
KIM	KIMCO RLTY CORP COM
KIM-F	KIMCO RLTY CORP PFD 1/10 F 6.65%
KIM-F*	KIMCO RLTY CORP PFD 1/10 F 6.65%
KIM-G	KIMCO RLTY CORP PFD DP G 1/100
KIM-G*	KIMCO RLTY CORP PFD DP G 1/100
KIM-H	KIMCO RLTY CORP DEP 1/100PFD-H
KIM-I	KIMCO RLTY CORP DEP 1/1000 PFD I
KIM-J	KIMCO RLTY CORP DEP 1/1000 PFD J
KIM-K	KIMCO RLTY CORP DEP1/1000PFD K%
KINDW	Kindred Healthcare Inc. - Series A Warrants
KINDZ	Kindred Healthcare Inc. - Series B Warrants
KINS	KINGSTONE COS INC COM
KIOR	KIOR INC CL A
KIPO	KEATING CAPITAL INC COM
KIPS	KIPS BAY MED INC COM
KIRK	KIRKLANDS INC COM
KITD	KIT DIGITAL INC COM NEW
KKD	KRISPY KREME DOUGHNUTS INC COM
KKR	KKR & CO L P DEL COM UNITS
KLAC	KLA-TENCOR CORP COM
KLD	ISHARES TR MSCI ESG SEL SOC
KLIC	KULICKE & SOFFA INDS INC COM
KMA	KMG America Corporation Common Stock
KMB	KIMBERLY CLARK CORP COM
KMDA	KAMADA LTD SHS
KME	SPDR SERIES TRUST S&P MTG FIN
KMF	KAYNE ANDERSON MDSTM ENERGY FD COM
KMG	KMG CHEMICALS INC COM
KMG#	Kerr-McGee Corporation Common Stock
KMGB	KMG CHEMICALS INC COM

KMH	KANSAS CITY SOUTHERN
KMI	KINDER MORGAN INC DEL COM
KMI+	KINDER MORGAN INC DEL WT EXP 052517
KMI+#	KINDER MORGAN INC DEL WT EXP 021517
KMM	DWS MULTI MKT INCOME TR SHS
KMP	KINDER MORGAN ENERGY PARTNERS UT LTD PARTNER
KMPR	KEMPER CORP DEL COM
KMR	KINDER MORGAN MANAGEMENT LLC SHS
KMT	KENNAMETAL INC COM
KMT#	Kennametal Inc. Capital Stock
KMX	CARMAX INC COM
KNAP	Knape & Vogt Manufacturing Company - Common Stock
KNBT	KNBT Bancorp Inc. - Common Stock
KNBWY	KIRIN HLDGS COMPANY LTD SPON ADR
KND	KINDRED HEALTHCARE INC COM
KND#	Kindred Healthcare Inc. Common Stock par value $0.25 per share
KNDI	KANDI TECHNOLOGIES GROUP INC COM
KNDL	KENDLE INTERNATIONAL INC COM
KNH	Structured Products Corp. 8.072% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by Trust III for SAFECO Capital Trust I the Trust)
KNH*	Structured Products Corp. 8.072% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by Trust III for SAFECO Capital Trust I the Trust)
KNL	KNOLL INC COM NEW
KNM	KONAMI CORP SPONSORED ADR
KNO	CORTS TR SUNAMERICA DEBS CORTS 6.7% 97
KNO*	CORTS TR SUNAMERICA DEBS CORTS 6.7% 97
KNOL	KNOLOGY INC COM
KNOP	KNOT OFFSHORE PARTNERS LP COM UNITS
KNOT	KNOT INC COM
KNOW	DIREXION SHS ETF TR ALL CP INSIDER
KNR	CORTS TR BRISTOL MYERS SQUIBB CORTS A 6.8%
KNR*	CORTS TR BRISTOL MYERS SQUIBB CORTS A 6.8%
KNSY	KENSEY NASH CORP COM
KNTA	Kintera Inc. - Common Stock
KNW	Structured Products Corp. (8.25-8.375)% Corporate-Backed Trust Certificates (CorTS) Certificates (Issued by Trust for W.R. Berkley Capital Trust the Trust)
KNW*	Structured Products Corp. (8.25-8.375)% Corporate-Backed Trust Certificates (CorTS) Certificates (Issued by Trust for W.R. Berkley Capital Trust the Trust)
KNX	KNIGHT TRANSN INC COM
KNX#	Knight Transportation Inc. Common Stock $0.01 par value
KNXA	KENEXA CORP COM
KO	COCA COLA CO COM
KOB	CORTS TR II SHERWIN WILLIAMS CORTS 7.625%
KOB*	CORTS TR II SHERWIN WILLIAMS CORTS 7.625%
KOE	Structured Products Corp. 7.75% Corporate-Backed Trust Securities (CorTS) Class A Certificates (Issued by Trust II for Aon Capital A)
KOE*	Structured Products Corp. 7.75% Corporate-Backed Trust Securities (CorTS) Class A Certificates (Issued by Trust II for Aon Capital A)
KOF	COCA COLA FEMSA S A B DE C V SPON ADR REP L
KOG	KODIAK OIL & GAS CORP COM
KOH	Structured Products Corp. 8.0% Corporate-Backed Trust Securities (CorTS) Class A Certificates (Issued by Trust for Corning Notes)
KOH*	Structured Products Corp. 8.0% Corporate-Backed Trust Securities (CorTS) Class A Certificates (Issued by Trust for Corning Notes)
KOK	Structured Products Corp. 7.0% Corporate-Backed Trust Securities (CorTS) Class A Certificates (Issued by Trust for BankAmerica Institutional Capital B)
KOK*	Structured Products Corp. 7.0% Corporate-Backed Trust Securities (CorTS) Class A Certificates (Issued by Trust for BankAmerica Institutional Capital B)
KOL	MARKET VECTORS ETF TR COAL ETF
KOLD	PROSHARES TR II UL DJUBSNATG NEW
KOMG	Komag Inc. - Common Stock

KONA	KONA GRILL INC COM
KONE	KINGTONE WIRELESSINFO SOL HLDG SPONSORED ADR NE
KONG	KONGZHONG CORP SPONSORED ADR
KOOL	THERMOGENESIS CORP COM PAR $0.001
KOOLD	THERMOGENESIS CORP COM PAR $0.001
KOP	KOPPERS HOLDINGS INC COM
KOPN	KOPIN CORP COM
KOR	Koor Industries Limited American Depositary Shares (Each representing 0.20 of an Ordinary Share)
KORS	MICHAEL KORS HLDGS LTD SHS
KORU	DIREXION SHS ETF TR DRX DLYSOKOR3X
KORZ	DIREXION SHS ETF TR S KOREA BEAR3X
KOS	KOSMOS ENERGY LTD SHS
KOS*	CORTS TR III SHERWIN WILLIAMS CORTS A 7.25%
KOSN	Kosan Biosciences Incorporated - Common Stock
KOSP	Kos Pharmaceuticals Inc. - Common Stock
KOSS	KOSS CORP COM
KOW	KOWABUNGA INC COM
KPA	Innkeepers USA Trust Common Shares of Beneficial Interest
KPA-C	Innkeepers USA Trust 8.0% Series C Cumulative Preferred Shares of Benficial Interest
KPN	Royal KPN N.V. American Depositary Shares (Each representing one Ordinary Share)
KPPC	KAPSTONE PAPER & PACKAGING CRP COM
KPPCW	KAPSTONE PAPER & PACKAGING CRP WT EX 081509
KR	KROGER CO COM
KRA	KRATON PERFORMANCE POLYMERS COM
KRB	MBNA Corporation Common Stock
KRB-A*	MBNA CORP PFD A
KRB-B*	MBNA CORP PFD B ADJ RATE
KRB-C	MBNA Capital C 8.25% Trust Originated Preferred Securities Series C due 4/15/2046
KRB-C*	MBNA Capital C 8.25% Trust Originated Preferred Securities Series C due 4/15/2046
KRB-D	MBNA CAP D TRUPS D 8.125%
KRB-D*	MBNA CAP D TRUPS D 8.125%
KRB-E	MBNA CAP E TOPRS E 8.1%
KRB-E*	MBNA CAP E TOPRS E 8.1%
KRC	KILROY RLTY CORP COM
KRC-E	KILROY RLTY CORP PFD E 7.80%
KRC-E*	KILROY RLTY CORP PFD E 7.80%
KRC-F	KILROY RLTY CORP PFD F 7.50%
KRC-F*	KILROY RLTY CORP PFD F 7.50%
KRC-G	KILROY RLTY CORP PFD SER G
KRC-H	KILROY RLTY CORP PFD-H
KRD	Structured Products Corp. 7.5% Corporate-Backed Trust Securities (CorTS) Class A Certificates (Issued by First Union Institutional Capital II) due January 1 2027
KRD*	Structured Products Corp. 7.5% Corporate-Backed Trust Securities (CorTS) Class A Certificates (Issued by First Union Institutional Capital II) due January 1 2027
KRE	SPDR SERIES TRUST S&P REGL BKG
KRFT	KRAFT FOODS GROUP INC COM
KRFTV	KRAFT FOODS GROUP INC COM
KRG	KITE RLTY GROUP TR COM
KRG-A	KITE RLTY GROUP TR PERP PFD SER A
KRH	CORTS TR AFC CAPITAL CORTS CL A
KRH*	CORTS TR AFC CAPITAL CORTS CL A
KRI	Knight-Ridder Inc. Common Stock
KRJ	CORTS TR 111 PROVIDENT FING CORTS 8.10%
KRJ*	CORTS TR 111 PROVIDENT FING CORTS 8.10%
KRK	Structured Products Corp. 7.20% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by IBM Debentures) due 12/1/2096
KRK*	Structured Products Corp. 7.20% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by IBM Debentures) due 12/1/2096
KRL	Structured Products Corp. 8.70% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by Trust II for SAFECO Capital Trust I) due July 15 2037

KRL*	Structured Products Corp. 8.70% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by Trust II for SAFECO Capital Trust I) due July 15 2037
KRNY	KEARNY FINL CORP COM
KRO	KRONOS WORLDWIDE INC COM
KRON	Kronos Incorporated - Common Stock
KROO	INDEXIQ ETF TR AUST SM CP ETF
KRS	PROSHARES TR SHT KBW REGBNK
KRSL	Kreisler Manufacturing Corporation - Common Stock
KRU	PROSHARES TR ULT KBW REGBNK
KRV	Structured Products Corp. 7.625% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by Trust for Great Western Financial Trust II) due February 1 2027
KRV*	Structured Products Corp. 7.625% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by Trust for Great Western Financial Trust II) due February 1 2027
KRY	CRYSTALLEX INTL CORP COM
KS	KAPSTONE PAPER & PACKAGING CRP COM
KSA	CORTS TR PROVIDENT FING TR I CORTS 8.50%
KSA*	CORTS TR PROVIDENT FING TR I CORTS 8.50%
KSE	KeySpan Corporation Common Stock
KSF	Claymore Exchange-Traded Fund Trust
KSJ	Structured Products Corp. 8% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by Countrywide Capital I)
KSJ*	Structured Products Corp. 8% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by Countrywide Capital I)
KSK	CORTS TR FORD DEBS CORTS 7.4%
KSK*	CORTS TR FORD DEBS CORTS 7.4%
KSM	DWS STRATEGIC MUN INCOME TR COM
KSO	Structured Products Corp. 7.125% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by IBM Debentures)
KSO*	Structured Products Corp. 7.125% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by IBM Debentures)
KSP	K SEA TRANSN PARTNERS LP COM
KSS	KOHLS CORP COM
KST	DWS STRATEGIC INCOME TR SHS
KSU	KANSAS CITY SOUTHERN COM NEW
KSU-	KANSAS CITY SOUTHERN PFD 4%
KSW	KSW INC COM
KSWS	K-SWISS INC CL A
KT	KT CORP SPONSORED ADR
KTB	Structured Products Corp. Corporate-Backed Trust Securities(CorTS) Certificates(Relating to BellSouth Telecommunications
KTC	KT CORP SPONSORED ADR
KTCC	KEY TRONICS CORP COM
KTE	Structured Products Corp. 8.0% Corporate-Backed Trust Securities(Credit-Enhanced CorTS Certificates with a principal amount of $25
KTE*	Structured Products Corp. 8.0% Corporate-Backed Trust Securities(Credit-Enhanced CorTS Certificates with a principal amount of $25
KTEC	KEY TECHNOLOGY INC COM
KTF	DWS MUN INCOME TR COM
KTH	CORTS TR PECO ENERGY CAP TRIII CORTS 8.00%
KTII	K TRON INTL INC COM
KTJ	Structured Products Corp. 8.75% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by Safeco Capital Trust I) due 7/15/2037
KTJ*	Structured Products Corp. 8.75% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by Safeco Capital Trust I) due 7/15/2037
KTK	Structured Products Corp. 8.0% Corporate-Backed Trust Securities (CorTS) Certificates(Issued by Fleet Capital Trust II) due 12/11/2026
KTK*	Structured Products Corp. 8.0% Corporate-Backed Trust Securities (CorTS) Certificates(Issued by Fleet Capital Trust II) due 12/11/2026
KTN	CREDIT-ENHANCED CORTS TR AON CORTS 8.205%
KTO	K2 Inc. Common Stock
KTOS	KRATOS DEFENSE & SEC SOLUTIONS COM NEW

KTOSD	KRATOS DEFENSE & SEC SOLUTIONS COM NEW
KTP	CORTS TR J C PENNEY CORTS 7.625%
KTS	STRUCTURED PRODUCTS CORP (KTS)
KTS*	Structured Products Corp. CorTS Trust for Southern Company Capital Trust I 8.19% Exchange Capital Securities
KTV	CORTS TR FIRST UN INSTL CAP I CORTS 8.20%
KTX	CORTS XEROX CAPITAL TR I CRP-BKD CTF 8%
KTZ	Structured Products Corp. CorTSK Trust for Countrywide Capital I Corporate-Backed Trust Securities (CorTSK) Certificates due 12/15/2026
KTZ*	Structured Products Corp. CorTSK Trust for Countrywide Capital I Corporate-Backed Trust Securities (CorTSK) Certificates due 12/15/2026
KUB	KUBOTA CORP ADR
KUL	Kuhlman Company Inc
KUN	CHINA SHENGHUO PHARM HLDGS INC COM
KUTV	KU6 MEDIA CO LTD SPONSORED ADR
KV.A	K V PHARMACEUTICAL CO CL A
KV.B	K V PHARMACEUTICAL CO CL B CONV
KVF	CORTS TR III AON CAP A CORTS A 7.75%
KVHI	KVH INDS INC COM
KVJ	CORTS TR DISNEY NTS CORTS A 6.875%
KVJ*	CORTS TR DISNEY NTS CORTS A 6.875%
KVL	Structured Products Corp. 7.375% Corporate Backed Trust Securities (CorTS) Class A Certificates (Issued by CorTS Trust for Verizon Global Funding Notes the Trust)
KVL*	Structured Products Corp. 7.375% Corporate Backed Trust Securities (CorTS) Class A Certificates (Issued by CorTS Trust for Verizon Global Funding Notes the Trust)
KVM	CORTS TR IV IBM DEBS CORTS A 7%
KVM*	CORTS TR IV IBM DEBS CORTS A 7%
KVN	CORTS TR UNUM NTS PFD TR 7.5%
KVN*	CORTS TR UNUM NTS PFD TR 7.5%
KVO	Structured Products Corp. 8.375% Corporate-Backed Trust Securites (CorTs) Certificates (Isued by CorTS Trust IV for SAFECO Capital Trust I the Trust)
KVO*	Structured Products Corp. 8.375% Corporate-Backed Trust Securites (CorTs) Certificates (Isued by CorTS Trust IV for SAFECO Capital Trust I the Trust)
KVR	CORTS TR GEN ELEC CAP CORP NTS CORTS A 6% 32
KVR*	CORTS TR GEN ELEC CAP CORP NTS CORTS A 6% 32
KVT	CORTS TR DOW CHEM CO CORTS 6.375%29
KVT*	CORTS TR DOW CHEM CO CORTS 6.375%29
KVU	CORTS TR II FORD NTS CORTS CTF 8%
KVU*	CORTS TR II FORD NTS CORTS CTF 8%
KVW	CORTS TR IV AON CAP A CORTS A 8% 27
KVW*	CORTS TR IV AON CAP A CORTS A 8% 27
KVZ	Verizon New England Inc. 7% Debentures Series B due May 15 2042 (Quarterly Interest Bonds)(QUIBS)
KVZ*	Verizon New England Inc. 7% Debentures Series B due May 15 2042 (Quarterly Interest Bonds)(QUIBS)
KW	KENNEDY-WILSON HLDGS INC COM
KWD	Kellwood Company Common Stock
KWIC	KENNEDY-WILSON HLDGS INC COM
KWIC+	KENNEDY-WILSON HLDGS INC WT EXP 111413
KWK	QUICKSILVER RESOURCES INC COM
KWK#	Quicksilver Resources Inc. Common Stock
KWN	KENNEDY-WILSON INC SR NT 42
KWR	QUAKER CHEM CORP COM
KWT	MARKET VECTORS ETF TR SOLAR ENRG NEW
KXI	ISHARES TR S&P GL C STAPL
KXM	KOBEX MINERALS INC COM
KYAK	KAYAK SOFTWARE CORP CL A
KYE	KAYNE ANDERSON ENRGY TTL RT FD COM
KYN	KAYNE ANDERSON MLP INVSMNT CO COM
KYN-D	KAYNE ANDERSON MLP INVSMNT CO PFD
KYN-D*	KAYNE ANDERSON MLP INVSMNT CO PFD
KYN-E	KAYNE ANDERSON MLP INVSMNT CO PFD CL E 4.25%
KYN-F	KAYNE ANDERSON MLP INVSMNT CO PFD 3.50 SER F
KYO	KYOCERA CORP ADR

KYPH	Kyphon Inc. - Common Stock
KYTH	KYTHERA BIOPHARMACEUTICALS INC COM
KZL	Kerzner International Limited Ordinary Shares
L	LOEWS CORP COM
LAB	LABRANCHE & CO INC COM
LABC	LOUISANA BANCORP INC NEW COM
LABL	MULTI COLOR CORP COM
LACO	LAKES ENTMNT INC COM
LAD	LITHIA MTRS INC CL A
LAEC	LOYALTY ALLIANCE ENTERPRISE CP SPONSORED ADR
LAF	Lafarge North America Inc. Common Stock
LAG	SPDR SERIES TRUST BRCLYS AGG ETF
LAKE	LAKELAND INDS INC COM
LAMR	LAMAR ADVERTISING CO CL A
LAN	Lancer Corp
LANC	LANCASTER COLONY CORP COM
LAND	GLADSTONE LD CORP COM
LANV	LanVision Systems Inc. - Common Stock
LAQ	ABERDEEN LATIN AMER EQTY FD COM
LARK	LANDMARK BANCORP INC COM
LARL	Laurel Capital Group Inc. - Common Stock
LAS	LENTUO INTL INC SPONSORED ADS
LATM	MARKET VECTORS ETF TR LAT AM SML CAP
LAUR	Laureate Education Inc. - Common Stock
LAVA	MAGMA DESIGN AUTOMATION COM
LAWS	LAWSON PRODS INC COM
LAYN	LAYNE CHRISTENSEN CO COM
LAZ	LAZARD LTD SHS A
LB	LA BARGE INC COM
LBAI	LAKELAND BANCORP INC COM
LBBB	Liberty Bell Bank (NJ) - Common Stock
LBC	LEHMAN BROTHERS/ FIRST TRUST INCOME OPPORTUNITY FUND
LBCP	LIBERTY BANCORP INC COM
LBF	DWS GLOBAL HIGH INCOME FD COM
LBIX	LEADING BRANDS INC COM NEW
LBIXD	LEADING BRANDS INC COM NEW
LBJ	DIREXION SHS ETF TR LATN AM BULL3X
LBM.A	Lehman Brothers
LBM.B	Lehman Brothers
LBM.C	Lehman Brothers
LBN.A	Lehman Brothers
LBN.B	Lehman Brothers
LBND	DEUTSCHE BK AG LONDON BRH DB 3X LONG UST
LBTA	RUSSELL EXCHANGE TRADED FDS TR 1000 LOW BETA
LBTYA	LIBERTY GLOBAL PLC SHS CL A
LBTYB	LIBERTY GLOBAL PLC SHS CL B
LBTYK	LIBERTY GLOBAL PLC SHS CL C
LBY	LIBBEY INC COM
LC	The Liberty Corporation Common Stock
LCAPA	LIBERTY MEDIA CORPORATION LIB CAP COM A
LCAPB	LIBERTY MEDIA CORPORATION LIB CAP COM B
LCAV	LCA-VISION INC COM PAR $.001
LCBM	Lifecore Biomedical Inc. - Common Stock
LCC	U S AIRWAYS GROUP INC COM
LCCI	LCC International Inc. - Class A Common Stock
LCG	LADDER CAPITAL REALTY FIN INC COM
LCGI	LEARNING CARE GROUP
LCI	LANNET INC COM
LCM	ADVENT CLAYMORE ENH GRW & INC COM
LCNB	LCNB CORP COM
LCNTU	LOUISIANA CENTL OIL& GAS

LCPAD	LIBERTY MEDIA CORPORATION LIB CAP COM A
LCPBD	LIBERTY MEDIA CORPORATION LIB CAP COM B
LCPR	CREDIT SUISSE NASSAU BRH ETN LKD 32
LCRD	LASERCARD CORP COM
LCRY	LECROY CORP COM
LCUT	LIFETIME BRANDS INC COM
LD	BARCLAYS BANK PLC ETN DJUBSLEAD 38
LDB	MERRILL LYNCH & CO INC NT IND15 IDX10
LDF	LATIN AMERN DISCOVERY FD INC COM
LDG	Longs Drug Stores Corporation Common Stock
LDIS	LEADIS TECHNOLOGY INC COM
LDK	LDK SOLAR CO LTD SPONSORED ADR
LDL	LYDALL INC DEL COM
LDN	NETS Trust
LDP	COHEN & STEERS LTD DUR PFD INC COM
LDR	LANDAUER INC COM
LDSH	LADISH INC COM NEW
LDX	BANK AMER CORP RTN S&P500 12
LDZ	Lazard Ltd 6.625% Equity Security Units
LEA	LEAR CORP COM NEW
LEA#	LEAR CORP COM NEW
LEAP	LEAP WIRELESS INTL INC COM NEW
LECO	LINCOLN ELEC HLDGS INC COM
LEDD	BARCLAYS BK PLC IPTH LEAD ETN
LEDR	MARKET LEADER INC COM
LEDS	SEMILEDS CORP COM
LEE	LEE ENTERPRISES INC COM
LEG	LEGGETT & PLATT INC COM
LEGC	LEGACY BANCORP INC CL A
LEH	Lehman Brothers Holdings Inc. Common Stock
LEH#	Lehman Brothers Holdings Inc. Common Stock
LEH-C	Lehman Brothers Holdings Inc. Depositary Shares (Each Representing One-Tenth Interest in a Share of 5.94% Cumulative Preferred Stock Series C)
LEH-D	Lehman Brothers Holdings Inc. Depositary Shares (Each representing 1/100th of a share of 5.67% Cumulative Preferred Stock Series D)
LEH-F	LEHMAN BROS HLDGS INC PFD SER F
LEH-G	Lehman Brothers Holdings Inc. Depositary Shares (Each representing 1/100th of a share of Floating Rate Cumulative Preferred Stock Series G)
LEH-J	Lehman Brothers Holdings Inc. Depositary Shares (Each Representing One One-Hundreth of a share of 7.95% Non-Cumulative Perpetual Preferred Stock Series J)
LEH-K	Lehman Brothers Holdings Capital Trust III 6.375% Preferred Securities Series K
LEH-L	Lehman Brothers Holdings Capital Trust IV 6.375% Preferred Securities Series L
LEH-M	Lehman Brothers Holdings Capital Trust V 6.00% Preferred Securities Series M
LEH-N	Lehman Brothers Holdings Capital Trust VI 6.24% Preferred Securities Series N
LEH-P	Lehman Brothers Holdings Inc. 7.25% Non-Cumulative Perpetual Convertible Preferred Stock Series P
LEI	LUCAS ENERGY INC COM NEW
LEIX	Lowrance Electronics Inc. - Common Stock
LEMB	ISHARES INC EMRG MRK LC BD
LEN	LENNAR CORP CL A
LEN.B	LENNAR CORP CL B
LEND	Accredited Home Lenders Holding Co. - Common Stock
LENS	Concord Camera Corp. - Common Stock
LENSD	Concord Camera Corp. - Common Stock
LEO	DREYFUS STRATEGIC MUNS INC COM
LERA	Merrill Lynch & Co. Inc. - LIRN Linked to the Nikkei 225 Index
LEV	Levitt Corporation Class A Common Stock
LEXG	LITHIUM EXPL GROUP INC COM
LEXR	Lexar Media Inc. - Common Stock
LF	LEAPFROG ENTERPRISES INC CL A
LFB	Longview Fibre Company (REIT) Common Stock
LFC	CHINA LIFE INS CO LTD SPON ADR REP H

LFG	LandAmerica Financial Group Inc. Common Stock
LFINP	International Bancshares Corporation - Local Financial Capital Trust I - 9.00% Cumulative Trust Preferred Securities
LFL	LATAM AIRLS GROUP S A SPONSORED ADR
LFT	LONGTOP FINL TECHNOLOGIES LTD ADR
LFUS	LITTELFUSE INC COM
LFVN	LIFEVANTAGE CORP COM
LG	LACLEDE GROUP INC COM
LG-A	Laclede Capital Trust I 7.70% Trust Originated Preferred Securities (TOPrS)
LG-A*	Laclede Capital Trust I 7.70% Trust Originated Preferred Securities (TOPrS)
LGBT	PLANETOUT INC COM NEW
LGBTD	PlanetOut Inc. - Common Stock
LGCY	LEGACY RESERVES LP UNIT LP INT
LGEM	EGA EMERGING GLOBAL SHS TR BSC MATLS GEM
LGF	LIONS GATE ENTMNT CORP COM NEW
LGI	LAZARD GLB TTL RET&INCM FD INC COM
LGL	LGL GROUP INC COM
LGLV	SPDR SER TR RUSS1000LOWVOL
LGN	LODGIAN INC COM PAR $.01
LGND	LIGAND PHARMACEUTICALS INC COM NEW
LGNDD	LIGAND PHARMACEUTICALS INC COM NEW
LGP	LEHIGH GAS PARTNERS LP UT LTD PTN INT
LGTY	LOGILITY INC COM
LGVN	LOGICVISION INC COM NEW
LGVND	LogicVision Inc. - Common Stock
LGZ	LEGALZOOM COM INC COM
LH	LABORATORY CORP AMER HLDGS COM NEW
LHB	DIREXION SHS ETF TR LATN AM BEAR3X
LHCG	LHC GROUP INC COM
LHO	LASALLE HOTEL PPTYS COM SH BEN INT
LHO-A	LaSalle Hotel Properties 10 1/4% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest
LHO-A*	LaSalle Hotel Properties 10 1/4% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest
LHO-B	LASALLE HOTEL PPTYS PFD B 8.375%
LHO-B*	LASALLE HOTEL PPTYS PFD B 8.375%
LHO-D	LASALLE HOTEL PPTYS PFD D 7.5%
LHO-D*	LASALLE HOTEL PPTYS PFD D 7.5%
LHO-E	LASALLE HOTEL PPTYS PFD SER E SBI
LHO-E*	LASALLE HOTEL PPTYS PFD SER E SBI
LHO-G	LASALLE HOTEL PPTYS PFD SBI G 7.25
LHO-H	LASALLE HOTEL PPTYS PFD SHS BEN IN
LHO-I	LASALLE HOTEL PPTYS PFD SER I SHS
LI	Laidlaw International Inc. Common Stock
LIA	LIBERTY ACQUISITION HLDGS CORP COM
LIA+	LIBERTY ACQUISITION HLDGS CORP WT EXP 121213
LIA=	LIBERTY ACQUISITION HLDGS CORP UNIT EX 000012
LICB	LONG ISLAND FIN ##
LIFC	LifeCell Corporation - Common Stock
LIFE	LIFE TECHNOLOGIES CORP COM
LIHR	LIHIR GOLD LTD SPONSORED ADR
LIHRY	Lihir Gold Limited - American Depositary Shares
LII	LENNOX INTL INC COM
LIMC	LIMCO PIEDMONT INC COM
LIME	LIME ENERGY CO COM NEW
LIMS	STARLIMS TECHNOLOGIES LTD SHS
LIN	Linens`N Things Inc. Common Stock
LINC	LINCOLN EDL SVCS CORP COM
LINE	LINN ENERGY LLC UNIT LTD LIAB
LINKE	Interlink Electronics - Common Stock
LINTA	LIBERTY INTERACTIVE CORP INT COM SER A
LINTB	LIBERTY INTERACTIVE CORP INT COM SER B
LION	FIDELITY SOUTHERN CORP NEW COM

LIOX	LIONBRIDGE TECHNOLOGIES INC COM
LIPD	LIPID SCIENCES INC ARIZ COM
LIPO	LIPOSCIENCE INC COM
LIS	NETS TR PSI 20 PORTUGA
LIT	GLOBAL X FDS GLB X LITHIUM
LITB	LIGHTINTHEBOX HLDG CO LTD SPONSORED ADR
LIV	Samaritan Pharmaceuticals Inc
LIVE	LIVEDEAL INC COM NEW
LIVED	LIVEDEAL INC COM NEW
LIWA	LIHUA INTL INC COM
LIZ	LIZ CLAIBORNE INC COM
LJPC	LA JOLLA PHARMACEUTICAL CO COM PAR NEW
LJPCD	La Jolla Pharmaceutical Company New Common Stock
LKFN	LAKELAND FINL CORP COM
LKI	LAZARE KAPLAN INTL INC COM
LKQ	LKQ CORP COM
LKQX	LKQ CORP COM
LL	LUMBER LIQUIDATORS HLDGS INC COM
LLACU	LIBERTY LANE ACQUISITION CORP UNIT EX 000013
LLEN	L & L ENERGY INC COM
LLGX	LINC LOGISTICS CO COM
LLL	L-3 COMMUNICATIONS HLDGS INC COM
LLL#	L-3 COMMUNICATIONS HLDGS INC EX DISTRIB
LLNW	LIMELIGHT NETWORKS INC COM
LLTC	LINEAR TECHNOLOGY CORP COM
LLY	LILLY ELI & CO COM
LM	LEGG MASON INC COM
LMAT	LEMAITRE VASCULAR INC COM
LMC	LUNDIN MINING CORP COM
LMC$	Lundin Mining Corporation When Distributed
LMC.B	Liberty Media Corporation Series B Common Stock
LMCA	LIBERTY MEDIA CORP DELAWARE CL A
LMCAD	LIBERTY MEDIA CORP DELAWARE CL A
LMCAV	LIBERTY MEDIA CORP DELAWARE CL A
LMCB	LIBERTY MEDIA CORP DELAWARE CL B
LMCBD	LIBERTY MEDIA CORP DELAWARE CL B
LMCBV	LIBERTY MEDIA CORP DELAWARE CL B
LMDAV	Liberty Media Corporation - Series A Liberty Entertainment When Issued
LMDBV	Liberty Media Corporation - Series B Liberty Entertainment When Issued
LMDIA	LIBERTY MEDIA CORP NEW ENT COM SER A
LMDIB	LIBERTY MEDIA CORP NEW ENT COM SER B
LMI	LEGG MASON INC CORP UNIT
LMIA	LMI AEROSPACE INC COM
LMLP	LML PMT SYS INC COM
LMNR	LIMONEIRA CO COM
LMNX	LUMINEX CORP DEL COM
LMOS	LUMOS NETWORKS CORP COM
LMOSV	LUMOS NETWORKS CORP COM
LMRA	Lumera Corporation - Common Stock
LMS	The Lamson & Sessions Co. Common Shares
LMT	LOCKHEED MARTIN CORP COM
LMZ	BANK AMER CORP LEV S&P500 12
LNBB	LNB BANCORP INC COM
LNC	LINCOLN NATL CORP IND COM
LNC#	Lincoln National Corporation Common Stock
LNC+	LINCOLN NATL CORP IND WT EXP 071019
LNC-	LINCOLN NATL CORP IND PFD A CONV $3
LNC-*	LINCOLN NATL CORP IND PFD A CONV $3
LNC-F	LINCOLN NATL CAP VI PFD TR F 6.75%
LNC-F*	LINCOLN NATL CAP VI PFD TR F 6.75%
LNC-G	LINCOLN NATL CORP IND CAP SECS 2066

LNC-G*	LINCOLN NATL CORP IND CAP SECS 2066
LNC-V	Lincoln National Capital V 7.65% Trust Preferred Securities Series E
LNC-V*	Lincoln National Capital V 7.65% Trust Preferred Securities Series E
LNCB	Lincoln Bancorp - Common Stock
LNCE	SNYDERS-LANCE INC COM
LNCO	LINNCO LLC COMSHS LTD INT
LNCR	LINCARE HLDGS INC COM
LND	BRASILAGRO BRAZILIAN AGRIC REA SPONSORED ADR
LNDC	LANDEC CORP COM
LNDU	MERRILL LYNCH & CO INC NT LK DOW 2009
LNET	LODGENET INTERACTIVE CORP COM
LNG	CHENIERE ENERGY INC COM NEW
LNKD	LINKEDIN CORP COM CL A
LNN	LINDSAY CORP COM
LNOP	LanOptics Ltd. - Ordinary Shares
LNT	ALLIANT ENERGY CORP COM
LNUX	GEEKNET INC COM
LNX	Lenox Group Inc. Common Stock
LNY	LANDRYS RESTAURANTS INC COM
LO	LORILLARD INC COM
LO#	Lorillard Inc. Common Stock $0.01 Par Value
LOAN	MANHATTAN BRIDGE CAPITAL INC COM
LOCK	LIFELOCK INC COM
LOCM	LOCAL CORP COM
LODE	COMSTOCK MNG INC COM
LOGC	LOGIC DEVICES INC COM
LOGI	LOGITECH INTL S A SHS
LOGM	LOGMEIN INC COM
LOJN	LO-JACK CORP COM
LON	LONCOR RESOURCES INC COM
LONG	ELONG INC SPONSORED ADR
LOOK	LOOKSMART LTD COM NEW
LOOP	LOOPNET INC COM
LOPE	GRAND CANYON ED INC COM
LOR	LAZARD WORLD DIVID & INCOME FD COM
LORL	LORAL SPACE & COMMUNICATNS INC COM
LOUD	Loudeye Corporation - Common Stock
LOUDD	Loudeye Corporation - Common Stock
LOV	SPARK NETWORKS INC COM
LOW	LOWES COS INC COM
LOW#	Lowe's Companies Inc. Common Stock
LPA	LaPolla Industries Inc
LPAL	CREDIT SUISSE NASSAU BRH 2X LONG PALLAD
LPDX	LIPOSCIENCE INC COM
LPH	LONGWEI PETROLEUM INV HLDG LTD COM
LPHI	LIFE PARTNERS HOLDINGS INC COM
LPI	LAREDO PETE HLDGS INC COM
LPL	LG DISPLAY CO LTD SPONS ADR REP
LPLA	LPL FINL HLDGS INC COM
LPLT	CREDIT SUISSE NASSAU BRH 2X LONG PLATIN
LPMA	Lipman Electronic Engineering Ltd. - Ordinary Shares
LPNT	LIFEPOINT HOSPITALS INC COM
LPR	LONE PINE RES INC COM
LPR#	LONE PINE RES INC WHEN ISSUED
LPS	LENDER PROCESSING SVCS INC COM
LPS#	LENDER PROCESSING SVCS INC COM
LPSB	LAPORTE BANCORP INC MD COM
LPSBD	LAPORTE BANCORP INC MD COM
LPSN	LIVEPERSON INC COM
LPTH	LIGHTPATH TECHNOLOGIES INC CL A NEW
LPTN	LPATH INC COM NEW

LPX	LOUISIANA PAC CORP COM
LQ	QUINENCO S.A. American Depositary Shares (Each representing 10 shares of Common Stock)
LQD	ISHARES TR IBOXX INV CPBD
LQDT	LIQUIDITY SERVICES INC COM
LQI	LA QUINTA CORP PAIRED
LQI-	La Quinta Properties Inc. Depositary Shares (Each representing 1/10th of a share of 9% Series A Cumulative Redeemable Preferred Stock)
LQU	Quilmes Industrial (Quinsa) Societe Anonyme (New) American Depositary Shares (Each representing two class B common shares)
LR	Lafarge American Depositary Shares (Each representing 1/4th of an ordinary share)
LRAD	LRAD CORP COM
LRCX	LAM RESEARCH CORP COM
LRE	LRR ENERGY LP COM
LRN	K12 INC COM
LRNSE	Excelligence Learning Corporation Common Stock
LRP	LEGACY HEALTHCARE PPTYS TR INC COM
LRT	LL & E RTY TR UNIT BEN INT
LRW	Labor Ready Inc. Common Stock
LRY	LIBERTY PPTY TR SH BEN INT
LSB	TIERS PRINCIPAL PROTECTD
LSBCD	LARGE SCALE BIOL NEW
LSBI	LSB FINL CORP COM
LSBK	LAKE SHORE BANCORP INC COM
LSBX	LSB CORP COM
LSC	HSBC USA INC S&P CTI ETN 23
LSCC	LATTICE SEMICONDUCTOR CORP COM
LSCO	LESCO Inc. - Common Stock
LSCP	Laserscope - Common Stock
LSE	CAPLEASE INC COM
LSE-A	CAPLEASE INC PFD SER A
LSE-B	CAPLEASE INC PFD B 8.375%
LSE-C	CAPLEASE INC PFD SER C 7.25%
LSG	LAKE SHORE GOLD CORP COM
LSI	LSI CORPORATION COM
LSKY	UBS AG LONDON BRH 2XLV ISE CLOUD
LSM	MORGAN STANLEY SPARQS
LSO	Credit Suisse
LSON	Light Sciences Oncology Inc. - Common Stock
LSQ.B	Lehman Brothers
LSQ.C	Lehman Brothers Holdings Inc.
LSQ.D	Lehman Brothers Holdings Inc.
LSR	LIFE SCIENCES RESH INC COM
LSS	Lone Star Technologies Inc. Common Stock
LSTAD	LIBERTY MEDIA CORPORATION LIB STAR COM A
LSTAV	LIBERTY MEDIA CORP NEW LIB STAR COM A
LSTBD	LIBERTY MEDIA CORPORATION LIB STAR COM B
LSTBV	LIBERTY MEDIA CORP NEW LIB STAR COM B
LSTK	BARCLAYS BK PLC IPTH LIVESTK
LSTR	LANDSTAR SYS INC COM
LSTZA	LIBERTY MEDIA CORPORATION LIB STAR COM A
LSTZB	LIBERTY MEDIA CORPORATION LIB STAR COM B
LSV	SOUND SURGICAL
LTBG	Lightbridge Inc. - Common Stock
LTBR	LIGHTBRIDGE CORP COM
LTC	LTC PPTYS INC COM
LTC-E	LTC PPTYS INC PFD E CV 8.5%
LTC-E*	LTC PPTYS INC PFD E CV 8.5%
LTC-F	LTC PPTYS INC PFD SER F
LTC-F*	LTC PPTYS INC PFD SER F
LTD	L BRANDS INC COM
LTEC	LOUD Technologies Inc. - Common Stock

LTL	PROSHARES TR PSHS UL TELE ETF
LTM	LIFE TIME FITNESS INC COM
LTON	LINKTONE LTD ADR
LTPZ	PIMCO ETF TR 15+ YR US TIPS
LTR	Loews Corporation Common Stock
LTR#	Loews Corporation Common Stock
LTR$	Loews Corporation Common Stock
LTRE	LEARNING TREE INTL INC COM
LTRX	LANTRONIX INC COM NEW
LTRXD	LANTRONIX INC COM NEW
LTS	LADENBURG THALMAN FIN SVCS INC COM
LTS-A	LADENBURG THALMAN FIN SVCS INC PFD SER A %
LTXC	LTX-CREDENCE CORP COM NEW
LTXCD	LTX-CREDENCE CORP COM NEW
LTXX	LTX Corporation - Common Stock
LU	Lucent Technologies Inc. Common Stock
LUB	LUBYS INC COM
LUCA	LUCA TECHNOLOGIES INC COM
LUFK	LUFKIN INDS INC COM
LUK	LEUCADIA NATL CORP COM
LULU	LULULEMON ATHLETICA INC COM
LULUV	lululemon athletica inc. - Common Stock
LUM	Luminent Mortgage Capital Inc. Common Stock
LUNA	LUNA INNOVATIONS COM
LUV	SOUTHWEST AIRLS CO COM
LUX	LUXOTTICA GROUP S P A SPONSORED ADR
LVB	STEINWAY MUSICAL INSTRS INC COM
LVL	CLAYMORE EXCHANGE TRD FD TR GUG S&PG DIV OPP
LVLT	LEVEL 3 COMMUNICATIONS INC COM NEW
LVNAR	LIBERTY INTERACTIVE CORP RT
LVNTA	LIBERTY INTERACTIVE CORP LBT VENT COM A
LVNTB	LIBERTY INTERACTIVE CORP LBT VENT COM B
LVOL	RUSSELL EXCHANGE TRADED FDS TR 1000 LOW VOLAT
LVS	LAS VEGAS SANDS CORP COM
LVWR	LIVEWIRE MOBILE INC COM NEW
LWAY	LIFEWAY FOODS INC COM
LWC	SPDR SERIES TRUST LNG TRM CORP BD
LWPE	RUSSELL EXCHANGE TRADED FDS TR LOW P/E ETF
LWSN	LAWSON SOFTWARE INC NEW COM
LXA	LCA GROUP INC
LXBK	LSB Bancshares Inc. - Common Stock
LXFR	LUXFER HLDGS PLC SPONSORED ADR
LXK	LEXMARK INTL NEW CL A
LXP	LEXINGTON REALTY TRUST COM
LXP-B	LEXINGTON REALTY TRUST PFD B 8.05%
LXP-B*	LEXINGTON REALTY TRUST PFD B 8.05%
LXP-C	LEXINGTON REALTY TRUST PFD CONV SER C
LXP-D	LEXINGTON RLTY TR PFD D 7.55%
LXP-D*	LEXINGTON RLTY TR PFD D 7.55%
LXRX	LEXICON PHARMACEUTICALS INC COM
LXU	LSB INDS INC COM
LYB	LYONDELLBASELL INDUSTRIES N V SHS - A -
LYB.B	LYONDELLBASELL INDUSTRIES N V SHS - B -
LYG	LLOYDS BANKING GROUP PLC SPONSORED ADR
LYG-A	LLOYDS BANKING GROUP PLC PINES 7.75%50
LYO	Lyondell Chemical Company Common Stock
LYTS	LSI INDS INC COM
LYV	LIVE NATION ENTERTAINMENT INC COM
LYV#	CCE SPINCO INC WI
LZ	LUBRIZOL CORP COM
LZB	LA Z BOY INC COM

LZEN	LIZHAN ENVIRONMENTAL CORP SHS
LZR	EMERGENT GROUP INC NEV COM NEW
M	MACYS INC COM
MA	MASTERCARD INC CL A
MAA	MID-AMER APT CMNTYS INC COM
MAA-F	Mid-America Apartment Communities Inc. 9 1/4 % Series F Cumulative Redeemable Preferred Stock
MAA-F*	Mid-America Apartment Communities Inc. 9 1/4 % Series F Cumulative Redeemable Preferred Stock
MAA-H	MID-AMER APT CMNTYS INC PFD H 8.3%
MAA-H*	MID-AMER APT CMNTYS INC PFD H 8.3%
MAAL	MARKETING ALLIANCE INC COM
MAB	EATON VANCE MASS MUN BD FD COM
MAC	MACERICH CO COM
MACC	MACC PRIVATE EQUITIES INC COM
MACE	MACE SEC INTL INC COM NEW
MACK	MERRIMACK PHARMACEUTICALS INC COM
MAD	MADECO SA SPONS ADR NEW
MAF	PIMCO MUN ADVANTAGE FD INC COM
MAFB	MAF Bancorp Inc. - Common Stock
MAG	MAGNETEK INC COM NEW
MAGS	MAGAL SECURITY SYS LTD ORD
MAIL	INCREDIMAIL LTD SHS
MAIN	MAIN STREET CAPITAL CORP COM
MAIR	MAIR Holdings Inc. - Common Stock
MAJC	MAJESTIC CAPITAL LTD SHS
MAJCD	MAJESTIC CAPITAL LTD SHS
MAKO	MAKO SURGICAL CORP COM
MALL	PC MALL INC COM
MAM	MAINE & MARITIMES CORP COM
MAMA	Mamma.com Inc - Common Stock
MAMS	MAM SOFTWARE GROUP INC COM NEW
MAN	MANPOWERGROUP INC COM
MANA	Manatron Inc. - Common Stock
MANH	MANHATTAN ASSOCS INC COM
MANT	MANTECH INTL CORP CL A
MANU	MANCHESTER UTD PLC NEW ORD CL A
MAO	MERRILL LYNCH & CO INC NT MSCI EAFE09
MAO*	MORGAN STANLEY SPARQ MON 8%08
MAPP	MAP PHARMACEUTICALS INC COM
MAPS	MapInfo Corporation - Common Stock
MAQ	Marathon Acquisition Corp
MAQ+	Marathon Acquisition Corp
MAQ=	Marathon Acquisition Corp
MAR	MARRIOTT INTL INC NEW CL A
MAR#	MARRIOTT INTL INC NEW EX DISTRIB WI
MARK	REMARK MEDIA INC COM
MARPS	MARINE PETE TR UNIT BEN INT
MARSA	Marsh Supermarkets Inc. - Class A Common Stock
MARSB	Marsh Supermarkets Inc. - Class B Common Stock
MAS	MASCO CORP COM
MASB	MASSBANK Corp. - Common Stock
MASC	MATERIAL SCIENCES CORP COM
MASI	MASIMO CORP COM
MAT	MATTEL INC COM
MATH	ADVISORSHARES TR MEIDELL TCT AD
MATHD	MATHSTAR INC COM NEW
MATK	MARTEK BIOSCIENCES CORP COM
MATL	DIREXION SHS ETF TR BAS MAT BULL3X
MATR	MATTERSIGHT CORP COM
MATS	DIREXION SHS ETF TR BAS MAT BEAR3X
MATV	Matav-Cable Systems Media Ltd. - American Depositary Shares
MATW	MATTHEWS INTL CORP CL A

MATX	MATSON INC COM
MATX#	MATSON INC COM
MAV	PIONEER MUN HIGH INCOME ADV TR COM
MAW	INTRA ASIA ENTMT CORP
MAX	
MAXC	MAXCO INC COM
MAXE	MAXWELL RES INC NEV COM
MAXM	MAXIM PHARMACEUTIC##
MAXY	MAXYGEN INC COM
MAY	MALAYSIA FD INC COM
MAYS	MAYS J W INC COM
MBA	CIBT EDUCATION GROUP INC COM
MBAY	MEDIABAY INC COM NEW
MBB	ISHARES TR BARCLYS MBS BD
MBC	CITIGROUP FDG INC 3% PPN RUS2000
MBE*	MBIA Inc. 8% Public Income NotES(PINES) due December 15 2040
MBF	CITIGROUP FDG INC CPN3% S&PMID14
MBFI	MB FINANCIAL INC NEW COM
MBFIP	MB Financial Inc. - MB Financial Capital Trust I -8.60% Cumulative Trust Preferred Securities
MBG	SPDR SERIES TRUST BRC MTG BCKD BD
MBH	MBF HEALTHCARE ACQUISITION CRP COM
MBH+	MBF HEALTHCARE ACQUISITION CRP WT EXP 041611
MBH=	MBF HEALTHCARE ACQUISITION CRP UNIT
MBHI	MIDWEST BANC HOLDINGS INC COM
MBHIP	MIDWEST BANC HOLDINGS INC PFD CONV A
MBI	MBIA INC COM
MBIS	MEDIABISTRO INC COM
MBJ	MORGAN STANLEY STARS 8% 2010
MBK	MORGAN STANLEY BRIDGES 083009
MBL	BANK AMER CORP MITTS IDX DJ13
MBLA	National Mercantile Bancorp - Common Stock
MBLX	METABOLIX INC COM
MBND	MULTIBAND CORP COM NEW
MBNDD	Multiband Corporation - Common Stock
MBP	Mid Penn Bancorp Inc
MBR	MERCANTILE BANCORP INC ILL COM
MBRG	MIDDLEBURG FINANCIAL CORP COM
MBRK	MIDDLEBROOK PHARMACEUTICAL INC COM
MBRX	METABASIS THERAPEUTICS INC COM
MBS	MORGAN STANLEY STRAT EX IDX09
MBT	MOBILE TELESYSTEMS OJSC SPONSORED ADR
MBTF	MBT FINL CORP COM
MBVA	Millennium Bankshares Corporation - Common Stock
MBVT	MERCHANTS BANCSHARES COM
MBWM	MERCANTILE BANK CORP COM
MC	Matsushita Electric Industrial Co. Ltd. American Depositary Shares (Each representing One share of Common Stock)
MCA	BLACKROCK MUNIYIELD CALI QLTY COM
MCB	MORGAN STANLEY BRIDGES 073009
MCBC	MACATAWA BK CORP COM
MCBF	MONARCH CMNTY BANCORP INC COM
MCBI	METROCORP BANCSHARES INC COM
MCBK	MADISON CNTY FINL INC COM
MCC	MEDLEY CAP CORP COM
MCCC	MEDIACOM COMMUNICATIONS CORP CL A
MCD	MCDONALDS CORP COM
MCD$	McDonald's Corporation Common Stock
MCDT	McDATA Corporation - Class B Common Stock
MCDTA	McDATA Corporation - Class A Common Stock
MCEL	Millennium Cell Inc. - Common Stock
MCEP	MID CON ENERGY PARTNERS LP COM UNIT REPST

MCF	CONTANGO OIL & GAS COMPANY COM NEW
MCG	Claymore Exchange-Traded Fund Trust
MCGC	MCG CAPITAL CORP COM
MCGCR	MCG Capital Corporation - Rights to Purchase Common Stock -- 1 right exercisable for 1 share of Common Stock; one right issued for every 7 shares of common stock held
MCHI	ISHARES TR MSCI CHINA IDX
MCHP	MICROCHIP TECHNOLOGY INC COM
MCHX	MARCHEX INC CL B
MCHXP	Marchex Inc. - Convertible Exchangeable Preferred Stock
MCI	BABSON CAP CORPORATE INVS COM
MCIP	MCI INC
MCK	MCKESSON CORP COM
MCM	Controladora Comercial Mexicana S.A. de C.V. Global Depositary Shares (Each representing 20 Units each of which consists of three Series B Shares and one Series C Share)
MCN	MADISON CVRED CALL & EQ STR FD COM
MCO	MOODYS CORP COM
MCOX	MECOX LANE LIMITED SPON ADR REP 35
MCP	MOLYCORP INC DEL COM
MCP-A	MOLYCORP INC DEL PFD CONV SER A
MCQ	MEDLEY CAP CORP SR NT
MCR	MFS CHARTER INCOME TR SH BEN INT
MCRI	MONARCH CASINO & RESORT INC COM
MCRL	MICREL INC COM
MCRO	INDEXIQ ETF TR HDG MACTRK ETF
MCRS	MICROS SYS INC COM
MCS	MARCUS CORP COM
MCU	Medicure Inc
MCV	MEDLEY CAP CORP SR NT 23
MCX	MC Shipping Inc
MCY	MERCURY GENL CORP NEW COM
MCZ	MAD CATZ INTERACTIVE INC COM
MD	MEDNAX INC COM
MDAS	MEDASSETS INC COM
MDC	M D C HLDGS INC COM
MDCA	MDC PARTNERS INC CL A SUB VTG
MDCC	Molecular Devices Corporation - Common Stock
MDCI	MEDICAL ACTION INDS INC COM
MDCO	MEDICINES CO COM
MDCV	MedicalCV Inc. - Common Stock
MDD	SPDR INDEX SHS FDS S&PINTL MC ETF
MDF	METROPOLITAN HEALTH NETWORKS COM
MDG	Meridian Gold Inc. Common Share
MDGN	MEDGENICS INC COM NEW
MDGN+	MEDGENICS INC WT EXP 033116
MDH	MHI HOSPITALITY CORP COM
MDII	MDI Inc. - Common Stock
MDIV	FIRST TR EXCHANGE TRADED FD VI MULTI ASSET DI
MDJ	MERRILL LYNCH & CO PFD
MDLK	MEDIALINK WORLDWIDE INC COM
MDLZ	MONDELEZ INTL INC CL A
MDLZV	MONDELEZ INTL INC COM
MDM	MOUNTAIN PROV DIAMONDS INC COM NEW
MDMD	MEDIAMIND TECHNOLOGIES INC COM
MDNU	MEDICAL NUTRITION USA INC COM
MDP	MEREDITH CORP COM
MDQ=	MADISON SQUARE CAPITAL INC UNIT EX 000011
MDR	MCDERMOTT INTL INC COM
MDR#	MCDERMOTT INTL INC EX DISTRIB/WI
MDRX	ALLSCRIPTS HEALTHCARE SOLUTNS COM
MDRXD	ALLSCRIPT MISYS HEALTCAR SOLNS COM
MDS	MIDAS GROUP INC COM

MDSO	MEDIDATA SOLUTIONS INC COM
MDST	MINDESTA INC COM
MDT	MEDTRONIC INC COM
MDTC	MediaTech Investment Corp. - Common Stock
MDTH	MEDCATH CORP COM
MDTL	MEDIS TECHNOLOGIES LTD COM
MDU	MDU RES GROUP INC COM
MDU#	MDU Resources Group Inc. Common Stock
MDV	Medivation Inc
MDVN	MEDIVATION INC COM
MDW	MIDWAY GOLD CORP COM
MDWV	Medwave Inc. - Common Stock
MDXG	MIMEDX GROUP INC COM
MDY	SPDR S&P MIDCAP 400 ETF TR UTSER1 S&PDCRP
MDYG	SPDR SERIES TRUST S&P 400 MDCP GRW
MDYV	SPDR SERIES TRUST S&P 400 MDCP VAL
MDZ	MDS INC COM
ME	MARINER ENERGY INC COM
ME#	MARINER ENERGY INC
MEA	METALICO INC COM
MEAD	MEADE INSTRUMENTS CORP COM NEW
MEADD	MEADE INSTRUMENTS CORP COM NEW
MEAS	MEASUREMENT SPECIALTIES INC COM
MECA	Magna Entertainment Corporation - Class A Subordinate Voting Stock
MECAD	MAGNA ENTMT CORP SUB VTG CL A NEW
MED	MEDIFAST INC COM
MEDC	Med-Design Corporation (The) - Common Stock
MEDE	MEDecision Inc. - Common Stock
MEDH	MEDQUIST HLDGS INC COM
MEDI	MedImmune Inc. - Common Stock
MEDQ	MEDQUIST INC COM
MEDW	MEDIWARE INFORMATION SYS INC COM
MEDX	MEDAREX INC COM
MEE	MASSEY ENERGY COMPANY COM
MEET	MEETME INC COM
MEG	MEDIA GEN INC CL A
MEH	Midwest Air Group Inc
MEI	METHODE ELECTRS INC COM
MEIL	METHES ENERGIES INTL LTD COM
MEILU	METHES ENERGIES INTL LTD UNIT 1 101217
MEILW	METHES ENERGIES INTL LTD WT A EX 101217
MEILZ	METHES ENERGIES INTL LTD WT B EX 101217
MEIP	MEI PHARMA INC COM NEW
MEJ	SANTA MONICA MEDIA CORP COM
MEJ+	SANTA MONICA MEDIA CORP WT EX 032711
MEJ=	SANTA MONICA MEDIA CORP UNIT
MEK	Metretek Technology Inc
MEL	Mellon Financial Corporation Common Stock
MELA	MELA SCIENCES INC COM
MELI	MERCADOLIBRE INC COM
MEM	MCF Corp
MEMP	MEMORIAL PRODTN PARTNERS LP COM U REP LTD
MEMS	MEMSIC INC COM
MEMY	Memory Pharmaceuticals Corp. - Common Stock
MEN	BLACKROCK MUNIENHANCED FD INC COM
MEND	MICRUS ENDOVASCULAR CORP COM
MENT	MENTOR GRAPHICS CORP COM
MEOH	METHANEX CORP COM
MER	MERRILL LYNCH & CO INC COM
MER#	Merrill Lynch & Co. Inc. Common Stock
MER-B	Merrill Lynch Preferred Capital Trust I 7 3/4% Trust Originated Preferred Securities (TOPrS)

MER-B*	Merrill Lynch Preferred Capital Trust I 7 3/4% Trust Originated Preferred Securities (TOPrS)
MER-C	Merrill Lynch Preferred Capital Trust II 8% Trust Originated Preferred Securities (TOPrS)
MER-C*	Merrill Lynch Preferred Capital Trust II 8% Trust Originated Preferred Securities (TOPrS)
MER-D	MERRILL LYNCH PFD CAP TR III TOPRS 7%
MER-E	MERRILL LYNCH PFD CAP TR IV TOPRS
MER-F	MERRILL LYNCH PFD CAP TR V TOPRS 7.28%
MER-G	MERRRILL LYNCH & CO DEPOSITARY SHARES
MER-H	MRRLL LNCH & CO. DPSTRY SHRS (1/1200TH INTERST IN SHR OF FLTNG RT NON-CUM PRFRD STCK SER2)
MER-I	MERRILL LYNCH & CO INC PFD 1/1200SER3
MER-J	ML DEP. SHRS. (1/1200TH INT. IN SHARE OF FLOATING RATE NON-CUM. PRFRD. STOCK SER. 4)
MER-K	MERRILL LYNCH CAP TR I GTD CAP 6.45%
MER-L	MERRILL LYNCH & CO DEP SHS SER 5
MER-M	MERRILL LYNCH CAP TR II PFD GDR TR
MER-N	MERRILL LYNCH & CO INC PFD SR 6 6.7%
MER-O	MERRILL LYNCH & CO INC PFD SR 7 6.25%
MER-P	MERRILL LYNCH CAP TR III PFD GTD TR2062
MER-Q	MERRILL LYNCH & CO.
MERB	Merrill Merchants Bancshares Inc. - Common Stock
MERC	MERCER INTL INC COM
MERCS	Mercer International Inc. - Shares of Beneficial Interest
MERQE	MERCURY INTERACT ##
MERR	MERRIMAN HLDGS INC COM
MERRD	MERRIMAN HLDGS INC COM
MERU	MERU NETWORKS INC COM
MERX	MERIX CORP COM
MES	MARKET VECTORS ETF TR GULF STS ETF
MESA	MESA AIR GROUP INC COM
MET	METLIFE INC COM
MET$	MetLife Inc. Common Stock
MET-A	METLIFE INC PFD A FLT RATE
MET-B	METLIFE INC PFD B 6.50
METH	Methode Electronics Inc. - Common Stock
METR	METRO BANCORP INC PA COM
MEU	METLIFE INC COM EQ UT6.375
MEXS	GLOBAL X FDS GLB X MEX SMCP
MF	MF GLOBAL HLDGS LTD COM
MFA	MFA FINL INC COM
MFA-A	MFA FINL INC PFD A 8.50%
MFA-A*	MFA FINL INC PFD A 8.50%
MFA-B	MFA FINL INC PFD SER B
MFB	MAIDENFORM BRANDS INC COM
MFBC	MFB Corp. - Common Stock
MFC	MANULIFE FINL CORP COM
MFCO	MICROWAVE FILTER CO INC COM
MFD	MACQUARIE FT TR GB INF UT DIV COM
MFE	MCAFEE INC COM
MFG	MIZUHO FINL GROUP INC SPONSORED ADR
MFI	MICROFINANCIAL INC COM
MFL	BLACKROCK MUNIHLDS INVSTM QLTY COM
MFLA	BARCLAYS BK PLC EAFE 3X LNG
MFLO	Moldflow Corporation - Common Stock
MFLR	MAYFLOWER BANCORP INC COM
MFLX	MULTI FINELINE ELECTRONIX INC COM
MFM	MFS MUN INCOME TR SH BEN INT
MFN	MINEFINDERS CORP LTD COM
MFNC	MACKINAC FINL CORP COM
MFO	MFA FINL INC SR NT 42
MFP	MORGAN STANLEY PLUS PHLX INDX
MFR	MFRESIDENTIAL INVESTMENTS INC
MFRI	MFRI INC COM
MFRM	MATTRESS FIRM HLDG CORP COM

MFSA	BARCLAYS BK PLC MSCI EAFE SH ETN
MFSF	MUTUALFIRST FINL INC COM
MFT	BLACKROCK MUNIYLD INVST QLTY COM
MFV	MFS SPL VALUE TR SH BEN INT
MFW	M & F WORLDWIDE CORP COM
MFY	MERRILL LYNCH & CO INC NT BABY BMR 11
MG	MISTRAS GROUP INC COM
MGA	MAGNA INTL INC COM
MGAM	MULTIMEDIA GAMES HLDG CO INC COM
MGB	MORGAN STANLEY GBL OPP BOND FD COM
MGC	VANGUARD WORLD FD MEGA CAP INDEX
MGCD	MGC DIAGNOSTICS CORP COM
MGE.A	Morgan Stanley
MGEE	MGE ENERGY INC COM
MGF	MFS GOVT MKTS INCOME TR SH BEN INT
MGF$	MFS Government Markets Income Trust Common Shares of Beneficial Interest
MGG	MAGELLAN MIDSTREAM HLDGS LP COM LP INTS
MGH	MINCO GOLD CORPORATION COM
MGH#	Minco Gold Corporation When Issued
MGI	MONEYGRAM INTL INC COM NEW
MGIC	MAGIC SOFTWARE ENTERPRISES LTD ORD
MGJ	BANK AMER CORP MITTS SP500 14
MGK	VANGUARD WORLD FD MEGA GRWTH IND
MGLN	MAGELLAN HEALTH SVCS INC COM NEW
MGM	MGM RESORTS INTERNATIONAL COM
MGM$	MGM MIRAGE Common Stock
MGN	MINES MGMT INC COM
MGP	Merchants Group Inc
MGPI	MGP INGREDIENTS INC NEW COM
MGR	AFFILIATED MANAGERS GROUP SR NT 42
MGRC	MCGRATH RENTCORP COM
MGRM	MONOGRAM BIOSCIENCES INC COM NEW
MGRMD	MONOGRAM BIOSCIENCES INC COM NEW
MGS	METROGAS INC SPON ADR B
MGT	MGT CAPITAL INVTS INC COM NEW
MGU	MACQUARIE GLBL INFRA TOTL RETN COM
MGV	VANGUARD WORLD FD MEGA CAP VAL ETF
MGYR	MAGYAR BANCORP INC COM
MH-A	MAIDEN HOLDINGS LTD PREF SHS SER A
MHA	Manhattan Pharmaceuticals Inc
MHC	CITIGROUP FDG INC 2%CPN S&P500 14
MHD	BLACKROCK MUNIHOLDINGS FD INC COM
MHE	MASSACHUSETTS HEALTH & ED TXEX SH BEN INT
MHF	WESTERN ASSET MUN HI INCM FD COM
MHFI	MCGRAW HILL FINL INC COM
MHG	AB SVENSK EXPORTKREDIT RTN S&P MID 09
MHGC	MORGANS HOTEL GROUP CO COM
MHGCR	MORGANS HOTEL GROUP CO RT
MHH	MASTECH HOLDINGS INC COM
MHH#	MASTECH HOLDINGS INC COM
MHI	PIONEER MUN HIGH INCOME TR COM SHS
MHJ	MAN SANG INTERNATIONAL B V I L SHS
MHK	MOHAWK INDS INC COM
MHL	MORTGAGEIT HOLDINGS INC
MHLD	MAIDEN HOLDINGS LTD SHS
MHM	BANK AMER CORP MITTS S&P500 15
MHN	BLACKROCK MUNIHLDGS NY QLTY FD COM
MHNA	MAIDEN HLDGS NORTH AMER LTD PFD
MHNB	MAIDEN HLDGS NORTH AMER LTD GTD NT 42
MHO	M/I HOMES INC COM
MHO-A	M/I HOMES INC PFD 1/1000 A

MHP	MCGRAW HILL FINL INC COM
MHR	MAGNUM HUNTER RES CORP DEL COM
MHR-C	MAGNUM HUNTER RES CORP DEL PFD PRP C 10.25%
MHR-D	MAGNUM HUNTER RES CORP DEL CUM PFD-D 8%
MHR-E	MAGNUM HUNTER RES CORP DEL DEP 1/1000 PFD
MHS	MEDCO HEALTH SOLUTIONS INC COM
MHS#	Medco Health Solutions Inc. Common Stock $.01 par value
MHT	MORGAN STANLEY MPS 061510
MHU	Merrill Lynch
MHW	BANK AMER CORP MITTS DOW 15
MHX	MeriStar Hospitality Corporation Common Stock
MHY	WESTERN ASSET MGD HI INCM FD COM
MI	MARSHALL & ILSLEY CORP NEW COM
MI#	Marshall & Ilsley Corporation Common Stock
MI-B	Marshall & Ilsley Corporation 6.50% Common SPACES
MIB	MORGAN STANLEY NT 4YRCAP 2010
MIC	MACQUARIE INFRASTR CO LLC MEMBERSHIP INT
MICC	MILLICOM INTL CELLULAR S A SHS NEW
MICT	MICRONET ENERTEC TECH INC COM
MICTW	MICRONET ENERTEC TECH INC WT EXP 041518
MID	MIDCAP INDEX XXX
MIDD	MIDDLEBY CORP COM
MIDU	DIREXION SHS ETF TR DLY MIDCAP ETF3X
MIDZ	DIREXION SHS ETF TR DLY MC BEAR3XNEW
MIE	COHEN & STEERS MLP INC & ENRGY COM SHS
MIF	MERRILL LYNCH & CO INC NT INDL 15 IND
MIG	MEADOWBROOK INS GROUP INC COM
MIGP	MERCER INS GROUP INC COM
MII	MicroIslet Inc
MIK	Michaels Stores Inc. Common Stock
MIKR	Mikron Infrared Inc. - Common Stock
MIL	MFC INDL LTD COM
MILL	MILLER ENERGY RES INC COM
MILL-C	MILLER ENERGY RES INC 10.75% PFD SER C
MIM	MI DEVS INC COM
MIN	MFS INTER INCOME TR SH BEN INT
MINC	ADVISORSHARES TR NEWFLT MULSINC
MIND	MITCHAM INDS INC COM
MINI	MOBILE MINI INC COM
MINT	PIMCO ETF TR ENHAN SHRT MAT
MION	MIRION TECHNOLOGIES INC COM
MIPI	MOLECULAR INSIGHT PHARM INC COM
MIPS	MIPS TECHNOLOGIES INC COM
MIR	MIRANT CORP NEW COM
MIR$	Mirant Corporation Common Stock
MIR+A	MIRANT CORP NEW WT A EX 010311
MIR+B	MIRANT CORP NEW WT B EX 010311
MIRWA	MIRANT CORP NEW WTS
MIRWB	MIRANT CORP NEW WTS
MIS	AB SVENSK EXPORTKREDIT ACC RTN MSCI09
MITI	MICROMET INC COM
MITK	MITEK SYS INC COM NEW
MITL	MITEL NETWORKS CORP COM
MITSY	MITSUI & CO LTD ADR
MITT	AG MTG INVT TR INC COM
MITT-A	AG MTG INVT TR INC 8.25% PFD SER A
MITT-B	AG MTG INVT TR INC PFD SER B 8.00%
MITY	MITY Enterprises Inc. - Common Stock
MIVA	MIVA INC COM
MIW	EATON VANCE MICH MUN BD FD COM
MIX	MERRILL LYNCH & CO INC STRIDES 10%XOM

MIY	BLACKROCK MUNIYLD MICH QLTY FD COM
MJB	MSDW Structured Asset Corp. SATURNS IBM Corporation-Backed Series 2001-1 7.125% Callable Units due 12/1/2096
MJC	CITIGROUP FDG INC 3%MIN CPN RUSS14
MJD	MSDW Structured Asset Corp. SATURNS Citizens Communications Company Debenture-Backed Series 2001-2 Callable Units due October 1 2046
MJE	MSDW Structured Asset Corp. SATURNS BellSouth Capital Debenture-Backed Series 2001-3 Callable Units due July 15 2097
MJF	SATURNS CUMMINS ENGINE CO INC TR UN9.25%2098
MJF*	SATURNS CUMMINS ENGINE CO INC TR UN9.25%2098
MJH	SATURNS BANKAMERCA DB BK 01-06 TR UNIT 7.25%
MJI	BLACKROCK MUNIYIELD NJ QLTY FD COM
MJM	MSDW Structured Asset Corp. SATURNS SAFECO Capital Security Backed Series 2001-7 8.25% Callable Units
MJN	MEAD JOHNSON NUTRITION CO COM
MJO	MSDW Structured Asset Corp. SATURNS Aon Capital Security-Backed Series 2002-1 7.50% Class A Callable Units
MJP	MORGAN STANLEY MPS LKD NIKK
MJT	SATURNS DPL INC 2002-03 TR TR UT A 7.875%
MJT*	SATURNS DPL INC 2002-03 TR TR UT A 7.875%
MJV	SATURNS DPL CAP TR II SER 2004 TR UN A 8%2031
MJV*	SATURNS DPL CAP TR II SER 2004 TR UN A 8%2031
MJW	MSDW Structured Asset Corp. SATURNS SAFECO Capital Security-Backed Series 2002-5 8.25% Callable Units
MJX	MSDW Structured Asset Corp. SATURNS JP Morgan Chase Capital Security-Backed Series 2002-6 7.125% Class a Callable Units
MJY	SATURNS DPL CAP TR SER 2002-1 TR UNIT 7.875%
MJY*	SATURNS DPL CAP TR SER 2002-1 TR UNIT 7.875%
MJZ	MSDW Structured Asset Corp. SATURNS AT&T Wireless Debenture-Backed Series 2002-8 9.25% Callable Units
MKC	MCCORMICK & CO INC COM NON VTG
MKC.V	MCCORMICK & CO INC COM VTG
MKE	AB SVENSK EXPORTKREDIT LIRN MSCI 10
MKF	BANK AMER CORP IDX S&P500 13
MKH	MARKET 2000+ HOLDRS TR DEPOSITARY RCT
MKI	MERRILL LYNCH & CO INC NT MSCIEMRG 10
MKK	MSDW Structured Asset Corp. SATURNS CSFB USA Debenture-Backed Series 2002-10 7.00% Class A Callable Units
MKL	MARKEL CORP COM
MKN	CITIGROUP FDG INC DJ AIG COMMDTY
MKO	MERRILL LYNCH & CO INC MITTS DJ080709
MKP	MERRILL LYNCH & CO INC MITTS S&P 09
MKR.A	Merrill Lynch
MKS	SATURNS AMERN GEN INSTL CAP A TR UN A 6% 45
MKSI	MKS INSTRUMENT INC COM
MKTAY	MAKITA CORP ADR NEW
MKTG	RESPONSYS INC COM
MKTO	MARKETO INC COM
MKTS	DIRECT MKTS HLDGS CORP COM
MKTX	MARKETAXESS HLDGS INC COM
MKTY	MECHANICAL TECHNOLOGY INC COM NEW
MKTYD	MECHANICAL TECHNOLOGY INC COM NEW
MKV	MARKEL CORP 7.5% SR DB 46
MKV*	MARKEL CORP 7.5% SR DB 46
MKY	MERRILL LYNCH & CO INC NT MSCI IDX 2009
MKZ	CITIGROUP FDG INC DJCOMMD 3%CP14
MLA	BANK AMER CORP MITTS S&P 13
MLAB	MESA LABS INC COM
MLAN	Midland Company (The) - Common Stock
MLB	MERRILL LYNCH & CO INC MITTS DJ 2010
MLD	Merrill Lynch
MLD.A	Merrill Lynch
MLEA	Millea Holdings Inc. ADR - American Depositary Shares
MLG	METLIFE INC SR NT 5.875%
MLHR	MILLER HERMAN INC COM
MLI	MUELLER INDS INC COM

MLIN	Micro Linear Corporation - Common Stock
MLJ	MERRILL LYNCH & CO INC MITTS NIKKEI00
MLM	MARTIN MARIETTA MATLS INC COM
MLMT	Merrill Lynch & Co. Inc. - S&P 500 Market Index Target-Term Securities (MITTS)
MLN	MARKET VECTORS ETF TR MKTVEC LMUNETF
MLNK	MODUSLINK GLOBAL SOLUTIONS INC COM
MLNM	Millennium Pharmaceuticals Inc. - Common Stock
MLNX	MELLANOX TECHNOLOGIES LTD SHS
MLP	MAUI LD & PINEAPPLE INC COM
MLPA	GLOBAL X FDS GLBL X MLP ETF
MLPG	UBS AG JERSEY BRH LKD ALRN NTGAS
MLPI	UBS AG JERSEY BRH ALERIAN INFRST
MLPJ	GLOBAL X FDS GLOBL X JR MLP
MLPL	UBS AG JERSEY BRANCH 2XMN ALR MLP INF
MLPN	CREDIT SUISSE NASSAU BRH ETN LKD 30 MLP
MLPS	UBS AG JERSEY BRH AG MNTH SHR EX
MLPW	UBS AG JERSEY BRANCH LNK WELLS FRGO
MLPY	MORGAN STANLEY CUSHNG MLP ETN
MLQ	Morgan Stanley
MLQ*	MORGAN STANLEY SPARQS LYON 9%
MLR	MILLER INDS INC TENN COM NEW
MLS	The Mills Corporation Common Stock
MLS-B	Mills Corporation The 9% Series B Cumulative Redeemable Preferred Stock (liquidation preference $25.00 pershare) par value $0.01 per share
MLS-C	Mills Corporation The 9.00% Series C Cumulative Redeemable Preferred Stock (Liquidation Preference $25 Per Share)
MLS-E	Mills Corporation The 8.75% Series E Cumulative Redeemable Preferred Stock
MLS-G	Mills Corporation The Depositary Shares (Each respresenting a 1/100th fractional interest in a share of 7.875% Series G Cumulative Redeemable Preferred Stock
MLU	METLIFE INC COM EQTY UNIT
MLV	MERRILL LYNCH & CO INC NT C VAL SL 30
MLVF	MALVERN BANCORP INC COM
MLVFD	MALVERN BANCORP INC COM
MLW	MERRILL LYNCH & CO INC MITTS S&P 2009
MM	MILLENNIAL MEDIA INC COM
MMA	Municipal Mortgage & Equity LLC Growth Shares
MMC	MARSH & MCLENNAN COS INC COM
MMCE	MMC ENERGY INC COM NEW
MMD	MAINSTAY DEFINEDTERM MN OPP FD COM
MMF	BANK AMER CORP MITTS DJIA 14
MMG	METALLINE MINING INC COM
MMI	MOTOROLA MOBILITY HLDGS INC COM
MMI#	MOTOROLA MOBILITY HLDGS INC COM
MMK	Minco Mining and Metals Corporation
MML	MERRILL LYNCH & CO INC
MMLP	MARTIN MIDSTREAM PRTNRS L P UNIT L P INT
MMM	3M CO COM
MMP	MAGELLAN MIDSTREAM PRTNRS LP COM UNIT RP LP
MMPI	Meruelo Maddux Properties Inc. - Common Stock
MMR	MCMORAN EXPLORATION CO COM
MMR-M	MCMORAN EXPLORATION CO PFD MAND CNV
MMS	MAXIMUS INC COM
MMSI	MERIT MED SYS INC COM
MMT	MFS MULTIMARKET INCOME TR SH BEN INT
MMTM	SPDR SER TR S&P1500MOMTILT
MMU	WESTERN ASST MNGD MUN FD INC COM
MMUS	MAKEMUSIC INC COM NEW
MMV	EATON VANCE MA MUNI INCOME TR SH BEN INT
MMW.A	Morgan Stanley
MMX+	Montana Mills Bread Co Inc
MMXWS	MONTANA MILLS BREAD WTS

MMY	CITIGROUP FDG INC 2%RUSSL2000 14
MMYT	MAKEMYTRIP LIMITED MAURITIUS SHS
MN	MANNING & NAPIER INC CL A
MNA	INDEXIQ ETF TR IQ MRGR ARB ETF
MNC	MONACO COACH CORPORATION
MNCP	Motient Corporation - Common Stock
MNDL	MANDALAY DIGITAL GROUP INC COM NEW
MNDO	MIND C T I LTD ORD
MNDX	MORGAN STANLEY MPS 033009
MNE	BLACKROCK MUNI N Y INTER DURAT COM
MNEL	MISSION NEWENERGY LTD SHS NEW
MNG	Miramar Mining Corp
MNGA	MAGNEGAS CORP COM NEW
MNGL	BLUE WOLF MONGOLIA HOLDINGS CP SHS
MNGLU	BLUE WOLF MONGOLIA HOLDINGS CP UNIT 1 COM&1WT
MNGLW	BLUE WOLF MONGOLIA HOLDINGS CP WT EXP 072016
MNI	MCCLATCHY CO CL A
MNK	MERRILL LYNCH & CO INC MITTS NIKK225
MNK#	MALLINCKRODT PUB LTD CO SHS
MNKD	MANNKIND CORP COM
MNL	MERRILL LYNCH & CO INC MITTS NIKKE 10
MNM	MORGAN STANLEY SPARQS12.5%TGT
MNNY	MERRILL LYNCH & CO INC MITTS NIKKEI 11
MNOV	MEDICINOVA INC COM NEW
MNP	WESTERN ASST MN PRT FD INC COM
MNP$	Western Asset Municipal Partners Fund Inc. Common Stock
MNR	MONMOUTH REAL ESTATE INVT CORP CL A
MNR-A	MONMOUTH REAL ESTATE INVT CORP PFD SER A
MNR-B	MONMOUTH REAL ESTATE INVT CORP PFD-B
MNRK	MONARCH FINANCIAL HOLDINGS INC COM
MNRKP	MONARCH FINANCIAL HOLDINGS INC PERP CONV SER B
MNRO	MONRO MUFFLER BRAKE INC COM
MNRTA	MONMOUTH REAL ESTATE INVT CORP CL A
MNRTP	MONMOUTH REAL ESTATE INVT CORP PFD SER A
MNST	MONSTER BEVERAGE CORP COM
MNT	MENTOR CORP MINN COM
MNTA	MOMENTA PHARMACEUTICALS INC COM
MNTG	MTR GAMING GROUP INC COM
MNTX	MANITEX INTL INC COM
MNV.A	Merrill Lynch
MO	ALTRIA GROUP INC COM
MO#	Altria Group Inc. Common Stock
MOAT	MARKET VECTORS ETF TR MKT VECTR WIDE
MOB	RICHMOND HONAN MED PPTYS INC COM
MOBE	Mobility Electronics Inc. - Common Stock
MOBI	SKY-MOBI LTD SPONSORED ADS
MOC	COMMAND SEC CORP COM
MOCC	Moscow CableCom Corp. - Common Stock
MOCO	MOCON INC COM
MOD	MODINE MFG CO COM
MODL	MMODAL INC COM
MODN	MODEL N INC COM
MODT	Modtech Holdings Inc. - Common Stock
MOFG	MIDWESTONE FINL GROUP INC NEW COM
MOG.A	MOOG INC CL A
MOG.B	MOOG INC CL B
MOGN	MGI PHARMA Inc. - Common Stock
MOH	MOLINA HEALTHCARE INC COM
MOL	CITIGROUP FDG INC NT 2% GOLD2014
MOLX	MOLEX INC COM
MOLXA	MOLEX INC CL A

MOM	FQF TR QUANTSHARE MOM
MON	MONSANTO CO NEW COM
MON#	Monsanto Company Common Stock
MONE	MatrixOne Inc. - Common Stock
MONM	Monmouth Capital Corporation - Common Stock
MONY	ISHARES TR FINANCIALS SEC
MOO	MARKET VECTORS ETF TR AGRIBUS ETF
MOR	MORGAN STANLEY NT 100% S&P500
MORL	UBS AG LONDON BRH ETRACS MTH2XRE
MORN	MORNINGSTAR INC COM
MORT	MARKET VECTORS ETF TR MTG REIT ETF
MOS	MOSAIC CO NEW COM
MOS#	MOSAIC CO NEW COM
MOS-M	Mosaic Company The 7.50% Mandatory Convertible Preferred Shares
MOSS	Mossimo Inc. - Common Stock
MOSY	MOSYS INC COM
MOT	MOTOROLA INC COM
MOTR	MOTRICITY INC COM
MOTRR	MOTRICITY INC RT
MOTVE	Motive Inc. - Common Stock
MOU	CITIGROUP FDG INC NT RUSS2000 14
MOV	MOVADO GROUP INC COM
MOVE	MOVE INC COM NEW
MOVED	MOVE INC COM NEW
MOVI	Movie Gallery Inc. - Common Stock
MOX	MORGAN STANLY XXX
MP-D	MISSISSIPPI POWER CO PFD 1/4 5.25%
MP-E	Mississippi Power Capital Trust II 7.20% Trust Originated Preferred Securities (TOPrS)
MPA	BLACKROCK MUNIYIELD PA QLTY FD COM
MPAA	MOTORCAR PTS AMER INC COM
MPAC	MOD PAC CORP COM
MPB	MID PENN BANCORP INC COM
MPC	MARATHON PETE CORP COM
MPC#	MARATHON PETE CORP COM
MPD	BANK AMER CORP STEP S&P500 12
MPE	BANK AMER CORP MITTS S&P500 14
MPEL	MELCO CROWN ENTMT LTD ADR
MPET	MAGELLAN PETE CORP COM
MPF	MERRILL LYNCH & CO INC
MPG	MPG OFFICE TR INC COM
MPG-A	MPG OFFICE TR INC PFD A 7.625%
MPJ	MISSISSIPPI POWER CO NT SR E 050133
MPL	MERRILL LYNCH & CO INC NT PHLX HSG 07
MPLJ	GLOBAL X FDS GLOBL X JR MLP
MPLX	MPLX LP COM UNIT REP LTD
MPN-A	Monongahela Power Company - Preferred Stock
MPN-A*	Monongahela Power Company - Preferred Stock
MPN-C	Monongahela Power Co - 4.5% Preferred Stock
MPN-C*	Monongahela Power Co - 4.5% Preferred Stock
MPO	MIDSTATES PETE CO INC COM
MPP	MTS Medication Technologies Inc
MPQ	Morgan Stanley
MPR	MET PRO CORP COM
MPS	MPS GROUP INC COM
MPT	Western Asset Municipal Partners Fund II Inc Common Stock
MPV	BABSON CAP PARTN INVS TR SH BEN INT
MPW	MEDICAL PPTYS TRUST INC COM
MPWG	MPW Industrial Services Group Inc. - Common Stock
MPWR	MONOLITHIC PWR SYS INC COM
MPWRE	Monolithic Power Systems Inc. - Common Stock
MPX	MARINE PRODS CORP COM

MPY	Maytag Corporation 7.875% Public Income NotES (PINES) due August 1 2031
MPZ	MPC Corporation
MPZ+	MPC Corporation
MQC	BANK AMER CORP MKT S&P500 13
MQC+	Millennium India Acquisition Company Inc
MQC=	Millennium India Acquisition Company Inc
MQD	MIDCAP INDEX XXX
MQT	BLACKROCK MUNIY QUALITY FD II COM
MQY	BLACKROCK MUNIYIELD QUALITY FD COM
MR	MINDRAY MEDICAL INTL LTD SPON ADR
MRA	Merrill Lynch
MRAE	Mirae Corporation - American Depositary Shares
MRB	Metallica Resources Inc
MRBK	Mercantile Bankshares Corporation - Common Stock
MRC	MRC GLOBAL INC COM
MRCC	MONROE CAP CORP COM
MRCIY	MARCONI CP PLC ADS##
MRCY	MERCURY SYS INC COM
MRD	MacDermid Incorporated Common Stock
MRF	AMERICAN INCOME FD INC COM
MRGE	MERGE HEALTHCARE INC COM
MRGO	Margo Caribe Inc. - Common Stock
MRH	MONTPELIER RE HOLDINGS LTD SHS
MRH-A	MONTPELIER RE HOLDINGS LTD PFD NON CUM
MRI	Merrill Lynch
MRIN	MARIN SOFTWARE INC COM
MRK	MERCK & CO INC NEW COM
MRK-B	MERCK & CO INC NEW PFD CONV 6%
MRLN	MARLIN BUSINESS SVCS CORP COM
MRM	MERRIMAC INDS INC COM
MRN	Medical Staffing Network Holdings Inc. Common Stock
MRNA	MARINA BIOTECH INC COM NEW
MRNAD	MARINA BIOTECH INC COM NEW
MRO	MARATHON OIL CORP COM
MRO#	MARATHON OIL CORP EX DISTRIBUTED
MROE	MONROE BANCORP COM
MROI	MRO Software Inc. - Common Stock
MRP	MORGAN STANLEY MPS 103008
MRS.A	CIBC World Markets Corp.
MRS.B	CIBC World Markets Corp.
MRS.C	CIBC World Markets Corp.
MRS.D	CIBC World Markets Corp.
MRS.E	Canadian Imperial Bank of Commerce
MRS.F	Canadian Imperial Bank of Commerce
MRS.G	Canadian Imperial Bank of Commerce
MRS.H	Canadian Imperial Bank of Commerce
MRS.I	Canadian Imperial Bank of Commerce
MRS.J	CIBC World Markets Corp.
MRS.K	CIBC World Markets Corp.
MRS.L	CIBC World Markets Corp.
MRS.M	CIBC World Markets Corp.
MRS.N	CIBC World Markets Corp.
MRS.O	Canadian Imperial Bank of Commerce
MRS.P	CIBC World Markets Corp.
MRS.Q	CIBC World Markets Corp.
MRS.R	CIBC World Markets Corp.
MRS.S	CIBC World Markets Corp.
MRS.T	CIBC World Markets Corp.
MRS.V	CIBC World Markets Corp.
MRS.W	Canadian Imperial Bank of Commerce
MRS.X	Canadian Imperial Bank of Commerce

MSS+	Milestone Scientific Inc
MSSR	MCCORMICK & SCHMICKS SEAFD RES COM
MSSWS	MILESTONE SCIENTIFIC WTS
MST	MORGAN STANLEY NT SEP MC 1%
MSTR	MICROSTRATEGY INC CL A NEW
MSTRW	MicroStrategy Incorporated - Warrants to Purchase Class A Common Stock
MSTX	MAST THERAPEUTICS INC COM
MSU	MORGAN STANLEY MPS RUSSL 2000
MSW	MISSION WEST PPTYS INC COM
MSXX	FACTORSHARES TR PF ISE MINING
MSY	INVESCO HIGH YIELD INVST FD COM
MSZ	MORGAN STANLEY CAP TR VII CAP SECS 6.60%
MT	ARCELORMITTAL SA LUXEMBOURG NY REGISTRY SH
MTA	MAGYAR TELEKOM TELECOMMUNS PLC SPONSORED ADR
MTB	M & T BK CORP COM
MTB+	M & T BK CORP WT EXP 122318
MTB-	M & T BK CORP PERP PFD-A
MTB-A	M&T CAPITAL TRUST IV ENH TRUPS 8.5%
MTB-C	M & T BK CORP PERP PFD-C
MTC	ALLIED IRISH BKS P L C EXCH NT M&T
MTCN	ARCELORMITTAL SA LUXEMBOURG MAND CV NT 16
MTCT	MTC Technologies Inc. - COMMON STOCK
MTD	METTLER TOLEDO INTERNATIONAL COM
MTDB	Merrill Lynch & Co. Inc. - Dow Jones Industrial Average Market Index Target-Term Securities (MITTS) due January 16 2009
MTDR	MATADOR RES CO COM
MTDW	Merrill Lynch & Co. Inc. - Dow Jones Industrial Average Market Index Target-Term Securities (MITTS)
MTE	MAHANAGAR TEL NIGAM LTD SPONS ADR 2001
MTEX	MANNATECH INC COM NEW
MTG	MGIC INVT CORP WIS COM
MTGE	AMERICAN CAP MTG INVT CORP COM
MTH	MERITAGE HOMES CORP COM
MTIC	MTI Technology Corporation - Common Stock
MTIX	MICRO THERAPEUTICS##
MTK	SPDR SERIES TRUST MORGAN TECH ETF
MTL	MECHEL OAO SPONSORED ADR
MTL-	MECHEL OAO SPON ADR PFD
MTLG	Metrologic Instruments Inc. - Common Stock
MTLK	METALINK LTD SHS
MTLKD	METALINK LTD SHS NEW
MTLM	Metal Management Inc. - Common Stock
MTLMW	Metal Management Inc. - Series A Warrants
MTMC	MTM TECHNOLOGIES INC COM NEW
MTMCD	MTM TECHNOLOGIES INC COM NEW
MTMD	Microtek Medical Holdings Inc - Common Stock
MTN	VAIL RESORTS INC COM
MTNK	MERRILL LYNCH & CO INC MITTS NIKK 225
MTOR	MERITOR INC COM
MTOX	MEDTOX SCIENTIFIC INC COM NEW
MTP	MLP & STRATEGIC EQUITY FD INC COM
MTR	MESA RTY TR UNIT BEN INT
MTRN	MATERION CORP COM
MTRX	MATRIX SVC CO COM
MTS	MONTGOMERY STR INCOME SECS INC COM
MTSC	MTS SYS CORP COM
MTSI	MA COM TECHNOLOGY SOLUTIONS COM
MTSL	MER TELEMANAGEMENT SOLUTIONS SHS
MTSLD	MER TELEMANAGEMENT SOLUTIONS SHS NEW
MTSM	MERRILL LYNCH & CO INC MITTS S&P 2010
MTSN	MATTSON TECHNOLOGY INC COM
MTSP	Merrill Lynch & Co. Inc. - S&P 500 Market Index Target-Term Securities (MITTS)

MTSX	Metal Storm Limited - American Depositary Shares
MTT	WESTERN ASSET MUN DEF OPP TR COM
MTTT	MERRILL LYNCH & CO INC NT C SP500MITT
MTTX	MERRILL LYNCH & CO INC TARGET S&P 500
MTU	MITSUBISHI UFJ FINL GROUP INC SPONSORED ADR
MTUM	ISHARES TR MSCI USAMOMFCT
MTVB	MOUNTAIN-VALLEY BANCSHARES INC CDT-COM
MTW	MANITOWOC INC COM
MTW#	The Manitowoc Company Inc. Common Stock
MTX	MINERALS TECHNOLOGIES INC COM
MTXC	Matrix Bancorp Inc Common Stock
MTXCP	United Western Bancorp Inc. - Matrix Bancorp Capital Trust I - 10.0% Trust Preferred Securities
MTXX	MATRIXX INITIATIVES INC COM
MTY	CITIGROUP FDG INC 3% PRIN GLD 14
MTZ	MASTEC INC COM
MU	MICRON TECHNOLOGY INC COM
MUA	BLACKROCK MUNIASSETS FD INC COM
MUAA	ISHARES TR 2012 S&P AMTFR
MUAB	ISHARES TR 2013 S&P AMTFR
MUAC	ISHARES TR 2014 S&P AMTFR
MUAD	ISHARES TR 2015 S&P AMTFR
MUAE	ISHARES TR 2016 S&P AMTFR
MUAF	ISHARES TR 2017 S&P AMTFR
MUAG	ISHARES TR ISHS2018S&PAMT
MUB	ISHARES TR S&P NTL AMTFREE
MUC	BLACKROCK MUNIHLDNGS CALI QLTY COM
MUE	BLACKROCK MUNIHLDNGS QLTY II COM
MUH	BLACKROCK MUNIHLDGS FD II INC COM
MUI	BLACKROCK MUNI INTER DR FD INC COM
MUJ	BLACKROCK MUNIHLDGS NJ QLTY FD COM
MUK	CITIGROUP FDG INC 3%NT S&P500 14
MUNI	PIMCO ETF TR INTER MUN BD ST
MUO	Pioneer Interest Shares Common Stock
MUR	MURPHY OIL CORP COM
MUS	BLACKROCK MUNIHOLDNGS QLTY INC COM
MUSA	METALS USA HLDGS CORP COM
MUSE	Micromuse Inc. Common Stock
MUX	MCEWEN MNG INC COM
MUX^	MCEWEN MNG INC RT
MUX^#	MCEWEN MNG INC RT
MUY	LEHMAN BROS HLDGS MICRON
MV	METAVANTE TECHNOLOGIES INC COM
MV#	METAVANTE HLDG CO COM
MVC	MVC CAPITAL INC COM
MVCB	MVC CAPITAL INC SR NT 23
MVCO	Meadow Valley Corporation - Common Stock
MVE	Smart Move Inc
MVE+	Smart Move Inc
MVE=	Smart Move Inc
MVF	BLACKROCK MUNIVEST FD INC COM
MVG	MAG SILVER CORP COM
MVI	MERRILL LYNCH & CO INC NT VAL30 2011
MVIS	MICROVISION INC DEL COM NEW
MVISW	MICROVISION INC DEL WT EXP 072313
MVK	Maverick Tube Corporation Common Stock
MVL	MARVEL ENTERTAINMENT INC COM
MVO	MV OIL TR TR UNITS
MVSN	MACROVISION SOLUTIONS CORP COM
MVSND	MACROVISION SOLUTIONS CORP COM
MVT	BLACKROCK MUNIVEST FD II INC COM
MVV	PROSHARES TR PSHS ULT MCAP400

MW	MENS WEARHOUSE INC COM
MWA	MUELLER WTR PRODS INC COM SER A
MWA.B	MUELLER WTR PRODS INC COM SER B
MWA.B#	MUELLER WATER PRODUCTS INC SER B
MWAV	M-WAVE Inc. - Common Stock
MWAVD	M-WAVE Inc. - Common Stock
MWB.A	Morgan Stanley
MWD	Morgan Stanley Common Stock
MWE	MARKWEST ENERGY PARTNERS L P UNIT LTD PARTN
MWE#	MarkWest Energy Partners L.P. Common units representing limited partner interests
MWF.A	Merrill Lynch
MWG	MORGAN STANLEY CAP TR IV GTD CAP 6.25%33
MWH	Morgan Stanley
MWIV	MWI VETERINARY SUPPLY INC COM
MWJ	DIREXION SHS ETF TR DLY MIDCAP ETF3X
MWJ*	Morgan Stanley Capital Trust II 7 1/4% Capital Securities
MWL	MERRILL LYNCH & CO INC ACC RT MSCI 09
MWN	DIREXION SHS ETF TR DLY MC3X SHS NEW
MWO	MORGAN STANLEY CAP TR V CAP SEC5.75%33
MWP	MarkWest Hydrocarbon Inc
MWR	MORGAN STANLEY CAP TR III CAP SECS 6.25%
MWRK	Mothers Work Inc. - Common Stock
MWT.A	Morgan Stanley
MWV	MEADWESTVACO CORP COM
MWV#	MEADWESTVACO CORP EX DISTRIB WI
MWW	MONSTER WORLDWIDE INC COM
MWY	MIDWAY GAMES INC.
MX	MAGNACHIP SEMICONDUCTOR CORP N COM
MXA	MINNESOTA MUN INCOME PTFL INC COM
MXB	MSCI INC CL A
MXC	MEXCO ENERGY CORP COM
MXE	MEXICO EQUITY & INCOME FD COM
MXE-	MEXICO EQUITY & INCOME FD PFD
MXE-$	MEXICO EQUITY AND INCOME FUND
MXEWD	MEXICO EQUITY&INCOME FD
MXF	MEXICO FD INC COM
MXF$	The Mexico Fund Inc. Common Stock
MXFWD	MEXICO FUND
MXF^	The Mexico Fund Inc. Rights (Expiring April 20 2007)
MXGL	MAX CAPITAL GROUP LTD SHS
MXH	MERRILL LYNCH & CO INC RTN NT LYNCH12
MXI	ISHARES TR S&P GLB MTRLS
MXIC	Macronix International Co. Ltd - American Depositary Shares
MXICD	Macronix International Co. Ltd - American Depositary Shares
MXICY	Macronix International Co. Ltd - American Depositary Shares
MXIM	MAXIM INTEGRATED PRODS INC COM
MXL	MAXLINEAR INC CL A
MXM	MAXXAM INC COM
MXN	FIRST AMERN MINN MUN INC FD II COM
MXO	Maxtor Corporation Common Stock
MXRE	Max Re Capital Ltd. - Common Stock
MXT	MAXCOM TELECOMUNICACIONES SA ADR REP PR CTF
MXWL	MAXWELL TECHNOLOGIES INC COM
MXY	AMEX MEXICO INDEX XXX
MY	CHINA MING YANG WIND PWR GROUP SPONSORED ADR
MYC	BLACKROCK MUNIYIELD CALIF FD I COM
MYD	BLACKROCK MUNIYIELD FD INC COM
MYE	MYERS INDS INC COM
MYF	BLACKROCK MUNIYIELD INVST FD COM
MYG	Maytag Corporation Common Stock
MYGN	MYRIAD GENETICS INC COM

MYH	Morgan Stanley
MYI	BLACKROCK MUNIYIELD QLTY FD 3 COM
MYJ	BLACKROCK MUNIYIELD N J FD INC COM
MYL	MYLAN INC COM
MYL-A	MYLAN INC.
MYLNP	MYLAN INC PFD CONV
MYM	BLACKROCK MUNIYLD MICH QLTY II COM
MYN	BLACKROCK MUNIYIELD NY QLTY FD COM
MYOG	Myogen Inc. - Common Stock
MYP	CITIGROUP FDG INC PRIN3% S&P500 14
MYRG	MYR GROUP INC DEL COM
MYRX	MYREXIS INC COM
MYRXV	MYRIAD PHARMACEUTICALS INC COM
MYS	Masisa S.A. American Depositary Shares (each representing 50 shares Common Stock)
MYX	MERRILL LYNCH & CO INC STRID12% MON10
MYY	PROSHARES TR PSHS SH MDCAP400
MZ	Milacron Inc. Common Stock
MZA	BLACKROCK MUNIYIELD ARIZ FD IN COM
MZF	MANAGED DURATION INVT GRD FUND COM
MZG	CLAYMORE EXCHANGE TRADED FD TR MFG SUPER SECT
MZJ	MERRILL LYNCH & CO INC NT LK 08172009
MZN	CLAYMORE EXCHANGE TRADED FD TR INFO SUPER SEC
MZO	CLAYMORE EXCHANGE TRADED FD TR SVCS SUPER SEC
MZOR	MAZOR ROBOTICS LTD SPONSORED ADS
MZP	MERRILL LYNCH & CO INC NT MSCI EAFE08
MZT	MZT Holdings Inc
MZW	BANK AMER CORP STP S&P500 11
MZZ	PROSHARES TR PSHS ULSHT MD400
N	NETSUITE INC COM
NA	MORGAN STANLEY BRIDGES 083008
NAB	National Australia Bank Limited American Depositary Shares (Representing five Ordinary Stock Units)
NABI	NABI BIOPHARMACEUTICALS COM
NAC	NUVEEN CA DIVIDEND ADV MUN FD COM
NAD	NUVEEN DIVID ADVANTAGE MUN FD COM
NAD-C	NUVEEN DIVID ADVANTAGE MUN FD MF TM PFD 2015
NADX	NATIONAL DENTEX CORP COM
NAFC	NASH FINCH CO COM
NAGS	TEUCRIUM COMMODITY TR NATURAL GAS FD
NAHC	National Atlantic Holdings Corporation - Common Stock
NAI	ALLIANZGI INTL & PREM STRATEGY COM
NAII	NATURAL ALTERNATIVES INTL INC COM NEW
NAK	NORTHERN DYNASTY MINERALS LTD COM NEW
NAL	NEWALLIANCE BANCSHARES INC COM
NAN	NUVEEN NY DIVID ADVNTG MUN FD COM
NAN-C	NUVEEN NY DIVID ADVNTG MUN FD PFD SER 2015
NAN-D	NUVEEN NY DIVID ADVNTG MUN FD PFD SER 2016
NANO	NANOMETRICS INC COM
NANX	NANOPHASE TECHNOLOGIES CORP COM
NAO	North American Insurance Leaders Inc
NAO+	North American Insurance Leaders Inc
NAO=	North American Insurance Leaders Inc
NAPS	Napster Inc. - Common Stock
NAPX	Morgan Stanley - NASDAQ - 100 Index PLUS due June 20 2008
NAQ	RETAIL OPPORTUNITY INVTS CORP COM
NAQ+	RETAIL OPPORTUNITY INVTS CORP WT EXP 102314
NAQ=	RETAIL OPPORTUNITY INVTS CORP UNIT EX 102314
NAR	Merrill Lynch
NARA	NARA BANCORP INC COM
NAS	TIERS PRINCIPAL PROTECTED TR TIERS 2003-13
NASB	NASB FINL INC COM
NASI	PAX WORLD FDS TR II MSCI NOAM ESG

NASM	NORTH AMERN SCIENTIFIC INC COM NEW
NAT	NORDIC AMERICAN TANKERS LIMITE COM
NATH	NATHANS FAMOUS INC NEW COM
NATI	NATIONAL INSTRS CORP COM
NATL	NATIONAL INTERSTATE CORP COM
NATR	NATURES SUNSHINE PRODUCTS INC COM
NATRE	Nature's Sunshine Products Inc. - Common Stock
NAU	National Australia Bank Limited Exchangeable Capital Units (ExCaps)
NAU*	National Australia Bank Limited Exchangeable Capital Units (ExCaps)
NAUH	NATIONAL AMERN UNIV HLDGS INC COM
NAV	NAVISTAR INTL CORP NEW COM
NAV-D	NAVISTAR INTL CORP PFD SR D CONV
NAVB	NAVIDEA BIOPHARMACEUTICALS INC COM
NAVG	NAVIGATORS GROUP INC COM
NAVI	NAVISITE INC COM NEW
NAVR	NAVARRE CORP COM
NAZ	NUVEEN ARIZ PREM INCOME MUN FD COM
NAZ-C	NUVEEN ARIZ PREM INCOME MUN FD PFD-2015 2.05%
NAZ-D	NUVEEN ARIZ PREM INCOME MUN FD PFD-2016 2.9%
NBAN	North Bay Bancorp - Common Stock
NBB	NUVEEN BUILD AMER BD FD COM
NBBC	NEWBRIDGE BANCORP CL A NO PAR
NBCB	FIRST NBC BK HLDG CO COM
NBD	NUVEEN BUILD AMER BD OPPTNY FD COM
NBD*	NB Capital Corporation Depositary Shares (Each representing 1/40th of a share of 8.35% Noncumulative Exchangeable Preferred Stock Series A) due 12/31/2199
NBF	Nova Biosource Fuels Inc
NBG	NATIONAL BK GREECE S A SPN ADR REP 1 SH
NBG-A	NATIONAL BK GREECE S A ADR PRF SER A
NBH	NEUBERGER BERMAN INTER MUNI FD COM
NBH$	
NBHC	NATIONAL BK HLDGS CORP CL A
NBI	NASDAQ BIOTECH INDEX XXX
NBIX	NEUROCRINE BIOSCIENCES INC COM
NBJ	NUVEEN OH DIV ADV MUNI FD 2 COM SH BEN INT
NBJ-A	NUVEEN OH DIV ADV MUNI FD 2 MUNFD TRM 2014
NBJPRA	
NBL	NOBLE ENERGY INC COM
NBM	Merrill Lynch
NBN	NORTHEAST BANCORP COM NEW
NBO	NEUBERGER BERMAN NY INT MUN FD COM
NBO$	
NBP	NATIONAL BEEF INC CL A
NBR	NABORS INDUSTRIES LTD SHS
NBR#	Nabors Industries Ltd. Common Shares
NBS	NEOSTEM INC COM NEW
NBS+	NEOSTEM INC WT EXP 071612
NBS=	NeoStem Inc
NBSC	New Brunswick Scientific Co. Inc. - Common Stock
NBTB	NBT BANCORP INC COM
NBTF	NB & T FINL GROUP INC COM
NBW	NEUBERGER BERMAN CA INT MUN FD COM
NBW$	
NBXH	MORGAN STANLEY SRATS 103011
NBXZ	MORGAN STANLEY STRAT IDX 2011
NBY	NOVABAY PHARMACEUTICALS INC COM
NC	NACCO INDS INC CL A
NC#	NACCO INDS INC EX DISTRIB WI
NCA	NUVEEN CALIF MUN VALUE FD COM
NCB	NUVEEN CALIF MUNICPAL VALU FD2 COM
NCBC	NEW CENTRY BANCORP INC DUNN NC COM

NCC	NATIONAL CITY CORP COM
NCC$	National City Corporation Common Stock
NCC-A	NATIONAL CITY CAP TR II PFD GTD 6.625%
NCC-A*	NATIONAL CITY CAP TR II PFD GTD 6.625%
NCC-B	NATIONAL CITY CAP TR III PFD SEC
NCC-B*	NATIONAL CITY CAP TR III PFD SEC
NCC-C	NATIONAL CITY CAP TR IV PFD TR ENH2067
NCC-C*	NATIONAL CITY CAP TR IV PFD TR ENH2067
NCC-F	NATIONAL CITY CORP DEP SHS PFD F
NCE	MERRILL LYNCH & CO INC CAP LEV INX 10
NCEM	Nevada Chemicals Inc. - Common Stock
NCF-	National Commerce Capital Trust II 7.70% Trust Preferred Securities
NCF-*	National Commerce Capital Trust II 7.70% Trust Preferred Securities
NCI	NAVIGANT CONSULTING INC COM
NCIT	NCI INC CL A
NCJ	NATIONAL COML BK JAMAICA LTD SPONSORED ADR
NCL	NUVEEN INSD CA PREM INCOME 2 COM
NCLH	NORWEGIAN CRUISE LINE HLDGS LT SHS
NCMI	NATIONAL CINEMEDIA INC COM
NCO	NUVEEN CA MUN MKT OPPORTUNT FD COM
NCOC	NATIONAL COAL CORP COM PAR $.0001
NCOCD	NATIONAL COAL CORP COM PAR $.0001
NCOG	NCO Group Inc. - Common Stock
NCP	NUVEEN CALIF PERFORM PLUS MUN COM
NCQ	NOVACOPPER INC COM
NCQ#	NOVACOPPER INC COM
NCR	NCR CORP NEW COM
NCR#	NCR Corporation Common Stock
NCS	NCI BUILDING SYS INC COM NEW
NCST	NUCRYST PHARMACEUTICALS CORP COM
NCT	NEWCASTLE INVT CORP COM
NCT#	NEWCASTLE INVT CORP EX DISTRIB WI
NCT-B	NEWCASTLE INVT CORP PFD B 9.75%
NCT-C	NEWCASTLE INVT CORP PFD SER C
NCT-D	NEWCASTLE INVT CORP PFD D 8.375%
NCTY	THE9 LTD ADR
NCU	NUVEEN CALIF PREM INCOME MUN COM
NCU-C	NUVEEN CALIF PREM INCOME MUN MFD PFD SHS 15
NCV	ALLIANZGI CONV & INCOME FD COM
NCX	NOVA CHEMICALS CORP COM
NCZ	ALLIANZGI CONV & INCOME FD II COM
NDAQ	NASDAQ OMX GROUP INC COM
NDC	NDCHealth Corporation Common Stock
NDD	NEUBERGER BERMAN DIV ADVANT FD COM
NDD$	
NDDM	Morgan Stanley - Nasdaq-100 PLUS Due November 20 2008
NDE	Indymac Bancorp Inc. Common Stock
NDE-	Indymac Bancorp Inc. Warrants and Income Redeemable Equity Securities (WIRES) Units
NDG.A	Citigroup Global Markets
NDLT	Morgan Stanley - NASDAQ - 100 Index PLUS due August 20 2008
NDMX	NanoDynamics Inc. - Common Stock
NDN	99 CENTS ONLY STORES COM
NDP	TORTOISE ENERGY INDEPENDENC FD COM
NDPL	Morgan Stanley - Performance Leveraged Upside Securities Linked to Nasdaq 100 Index
NDPR	Morgan Stanley - Bear Market Performance Leveraged Upside Securities Linked to Nasdaq 100 Index due January 20 2008
NDPS	Morgan Stanley - Performance Leveraged Upside Securities Linked to Nasdaq 100 Index
NDPX	Morgan Stanley - Performance Leveraged Upside Securities Linked to Nasdaq 100 Index due January 20 2008
NDRO	ENDURO RTY TR TR UNIT
NDSN	NORDSON CORP COM
NDXP	Morgan Stanley - Performance Leveraged Upside Securities Linked to Nasdaq 100 Index

NDZ	NORDION INC COM
NE	NOBLE CORPORATION BAAR NAMEN -AKT
NE#	Noble Corporation Ordinary Shares
NEA	NUVEEN AMT-FREE MUN INCOME FD COM
NEA-C	NUVEEN AMT-FREE MUN INCOME FD PFD SER 2015
NEBS	NEW ENGLAND BANCSHARES INC CT COM NEW
NEBSD	New England Bancshares Inc. Common Stock
NECB	NORTHEAST CMNTY BANCORP INC COM
NED	NOAH ED HLDGS LTD ADR
NEE	NEXTERA ENERGY INC COM
NEE-C	FPL GROUP CAP TR I PFD TR 5.875%
NEE-F	NEXTERA ENERGY CAP HLDGS INC GTD SD-F 8.75%
NEE-G	NEXTERA ENERGY CAP HLDGS INC GTD DEB-G
NEE-H	NEXTERA ENERGY CAP HLDGS INC JR DEB-H 72
NEE-I	NEXTERA ENERGY CAP HLDGS INC SUB DEB 72
NEE-J	NEXTERA ENERGY CAP HLDGS INC SUB DEB SER J 73
NEE-O	NEXTERA ENERGY INC CORP UNIT
NEH	AB SVENSK EXPORTKREDIT ACC RT NIKK 09
NEH*	MORGAN STANLEY SPARQS 8% NOBL
NEI	NETWORK ENGINES INC COM
NEM	NEWMONT MINING CORP COM
NEN	NEW ENGLAND RLTY ASSOC LTD PAR DEPOSITRY RCPT
NENG	NETWORK ENGINES INC COM
NEO	NEOGENOMICS INC COM NEW
NEOF	Neoforma Inc. - Common Stock
NEOG	NEOGEN CORP COM
NEOL	INSYS THERAPEUTICS INC NEW COM NEW
NEON	NEONODE INC COM NEW
NEOP	NEOPROBE CORP COM
NEP	CHINA NORTH EAST PETE HLDG LTD COM
NEPT	NEPTUNE TECHNOLOGIES BIORESOUR COM
NERX	NeoRx Corporation - Common Stock
NES	NUVERRA ENVIRONMENTAL SOLUTION COM
NEST	Nestor Inc. - Common Stock
NETC	NET SERVICOS DE COMUNICACAO SA SPONSD ADR NEW
NETCD	NET Servicos de Comunicacao S.A. New American Depositary Shares
NETE	NET ELEMENT INTL INC COM
NETED	NET ELEMENT INTL INC COM
NETL	NETLOGIC MICROSYSTEMS INC COM
NETM	NetManage Inc. - Common Stock
NEU	NEWMARKET CORP COM
NEV	NUVEEN ENHANCED MUN VALUE FD COM
NEW	New Century Financial Corporation Common Stock $0.01 par value
NEW-A	New Century Financial Corporation 9.125% Series A Cumulative Redeemable Preferred Stock
NEW-B	New Century Financial Corporation 9.75% Series B Cumulative Redeemable Preferred Stock
NEWL	NEWLEAD HOLDINGS LTD SHS
NEWLD	NEWLEAD HOLDINGS LTD SHS
NEWN	NEW ENERGY SYS GROUP COM
NEWP	NEWPORT CORP COM
NEWS	NEWSTAR FINANCIAL INC COM
NEWT	NEWTEK BUSINESS SVCS INC COM
NEX	AMEX NATWEST ENERGY XXX
NEXC	NexCen Brands Inc. - Common Stock
NEXM	NEXMED INC COM NEW
NEXMD	NEXMED INC COM NEW
NEXS	NEXXUS LIGHTING INC COM
NEXT	NEXT INNOVATION CORP COM
NFB	North Fork Bancorporation Inc. Capital Stock
NFBK	NORTHFIELD BANCORP INC DEL COM
NFC	NUVEEN CT DIVID ADVANTAGE MUN COM SH BEN INT
NFC-C	NUVEEN CT DIVID ADVANTAGE MUN MF TM PFD 2015

NFEC	NF ENERGY SAVING CORP COM PAR $0.001
NFG	NATIONAL FUEL GAS CO N J COM
NFI	NovaStar Financial Inc. Common Stock
NFI-C	NovaStar Financial Inc. 8.90% Series C Cumulative Redeemable Preferred Stock
NFJ	ALLIANZGI NFJ DIVID INT & PREM COM
NFL	NUVEEN INSD FLA PREM INCOME FD COM
NFLD	NORTHFIELD LABS INC COM
NFLX	NETFLIX INC COM
NFM	NUVEEN MD DIVID ADVANTAGE MUN COM SH BEN INT
NFM-C	NUVEEN MD DIVID ADVANTAGE MUN MTP SER 2015
NFO	CLAYMORE EXCHANGE TRD FD TR GUGG INSDR SENT
NFP	NATIONAL FINL PARTNERS CORP COM
NFS	NATIONWIDE FINL SVCS INC CL A
NFSB	NEWPORT BANCORP INC COM
NFX	NEWFIELD EXPL CO COM
NFZ	NUVEEN ARIZ DIVID ADVANTAG MUN COM SH BEN INT
NFZ-C	NUVEEN ARIZ DIVID ADVANTAG MUN MTP2.05% 2015
NG	NOVAGOLD RES INC COM NEW
NG#	NOVAGOLD RES INC EX DISTRIB
NGA	NORTH AMERN GALVANZNG & CTNGS COM
NGAS	NGAS RESOURCES INC COM
NGB	NUVEEN VA DIVID ADVANTAGE MUN COM SH BEN INT
NGB-C	NUVEEN VA DIVID ADVANTAGE MUN MUNIFD TRM PFD14
NGBF	NEW GENERATION BIOFUELS HLDG COM
NGD	NEW GOLD INC CDA COM
NGD#	
NGE	GLOBAL X FDS GLOBAL X NIGER
NGEN	NANOGEN INC COM
NGG	NATIONAL GRID PLC SPON ADR NEW
NGI	NEON Communications Group Inc
NGK	NUVEEN CONN DIVID ADVANTAGE COM
NGK-C	NUVEEN CONN DIVID ADVANTAGE MF TM PFD 2015
NGL	NGL ENERGY PARTNERS LP COM UNIT REPST
NGLS	TARGA RESOURCES PARTNERS LP COM UNIT
NGO	NUVEEN CT DIV ADV MUN FD 3 COM
NGO-C	NUVEEN CT DIV ADV MUN FD 3 MUN PFD SER 15
NGPC	NGP CAP RES CO COM
NGPS	NovAtel Inc. - Common Shares
NGRU	netGuru inc - Common Stock
NGRUD	netGuru inc - Common Stock
NGS	NATURAL GAS SERVICES GROUP COM
NGSX	NEUROGESX INC COM
NGT	EASTERN AMERN NAT GAS TR SPERS RCT UNIT
NGVC	NATURAL GROCERS BY VITAMIN COT COM
NGX	NUVEEN MASS AMT-FREE MUN INCO COM
NGX-C	NUVEEN MASS AMT-FREE MUN INCO MUN PFD SER 15
NGZ	ALLIANZGI GLOBAL EQUITY & CONV COM
NHB	NYSE BETA INDEX XXX
NHC	NATIONAL HEALTHCARE CORP COM
NHC-A	NATIONAL HEALTHCARE CORP PFD CONV SER A
NHF	NEXPOINT CR STRATEGIES FD COM
NHHC	National Home Health Care Corp. - Common Stock
NHI	NATIONAL HEALTH INVS INC COM
NHP	NATIONWIDE HEALTH PPTYS INC COM
NHP-A	Nationwide Health Properties Inc. 7.677% Series A Cumulative Preferred Step-Up REIT Securities (StREITs)
NHP-A*	Nationwide Health Properties Inc. 7.677% Series A Cumulative Preferred Step-Up REIT Securities (StREITs)
NHP-B	NATIONWIDE HEALTH PPTYS INC PFD CV B 7.75%
NHP-B*	NATIONWIDE HEALTH PPTYS INC PFD CV B 7.75%
NHPI	Neuro-Hitech Inc. - Common Stock
NHR	NORTH ASIA INVESTMENT CORP COM
NHR+	NORTH ASIA INVESTMENT CORP WT EXP 072313

NHR=	NORTH ASIA INVESTMENT CORP UNIT EX 2012
NHRX	NationsHealth Inc. - Common Stock
NHRXU	NationsHealth Inc. - Units Expiring 8/24/2007
NHRXW	NationsHealth Inc. - Warrant 8/24/2007
NHS	NEUBERGER BERMAN HGH YLD FD COM
NHTB	NEW HAMPSHIRE THRIFT BANCSHS COM
NHWK	NIGHTHAWK RADIOLOGY HLDGS INC COM
NHY	Norsk Hydro ASA American Depositary Shares (Each Representing One Ordinary Share)
NHY#	NORSK HYDRO A S EX-DISTRIBUT
NI	NISOURCE INC COM
NI-	Northern Indiana Public Service Co - 4.25% Preferred Stock
NI-*	Northern Indiana Public Service Co - 4.25% Preferred Stock
NI-A	Northern Indiana Public Service Company Adjustable Rate Cumulative Preferred Stock Series A
NI-A*	Northern Indiana Public Service Company Adjustable Rate Cumulative Preferred Stock Series A
NIB	BARCLAYS BANK PLC ETN DJUBSCOCO 38
NICE	NICE SYS LTD SPONSORED ADR
NICH	Nitches Inc. - Common Stock
NICK	NICHOLAS FINANCIAL INC COM NEW
NID	NUVEEN INTER DURATION MN TMFD COM
NIE	ALLIANZGI EQUITY & CONV INCOME COM
NIF	NUVEEN PREMIER OPPURTUNITY FD COM
NIHD	NII HLDGS INC CL B NEW
NII	NUVEEN NC DIV ADV MUN FD 3 COM
NII-C	NUVEEN NC DIV ADV MUN FD 3 MUN PFD SER 15
NILE	BLUE NILE INC COM
NIM	NUVEEN SELECT MAT MUN FD SH BEN INT
NIN	Morgan Stanley
NINE	NINETOWNS INTERNET TECH GRP ADR
NINI	BARCLAYS BK PLC IPT NICKEL ETN
NIO	NUVEEN MUN OPPORTUNITY FD INC COM
NIPNY	NEC Corporation - American Depositary Shares
NIQ	NUVEEN INT DUR QUAL MUN TRM FD COM
NIS	NIS Group Co. Ltd. American Depositary Shares (Each representing one-half of a share of common stock)
NITE	KNIGHT CAPITAL GROUP INC CL A
NIV	NIVS INTELLIMEDIA TECH GP INC COM
NJ	NIDEC CORP SPONSORED ADR
NJR	NEW JERSEY RES COM
NJV	NUVEEN NEW JERSEY MUN VALUE FD COM
NKA	NISKA GAS STORAGE PARTNERS LLC UNIT LTD LIABI
NKB	MERRILL LYNCH & CO INC NT NIKKE225 08
NKBP	CHINA NUOKANG BIO-PHARM INC SPONSORED ADS
NKBS	Newtek Business Services Inc - Common Stock
NKD	Morgan Stanley
NKE	NIKE INC CL B
NKE#	NIKE Inc. Class B Common Stock
NKG	NUVEEN GA DIV ADV MUN FD 2 COM
NKG-C	NUVEEN GA DIV ADV MUN FD 2 MFD PFD2.65%SH15
NKG-D	NUVEEN GA DIV ADV MUN FD 2 MUNIFUND TERM PF
NKG-E	NUVEEN GA DIV ADV MUN FD 2 MUNPFD2015 2.625
NKI	MORGAN STANLEY PERF
NKI+	Eksportfinans ASA
NKL	NUVEEN INSD CALIF DIVID COM
NKM	MERRILL LYNCH & CO INC NT NIKKEI 2008
NKN	Merrill Lynch
NKO	NUVEEN NEW YORK DIV ADV MUNI COM
NKP	MORGAN STANLEY PLUS NIKKEI 08
NKR	NUVEEN ARIZ DIVID ADVANTAGE COM
NKR-C	NUVEEN ARIZ DIVID ADVANTAGE MUNI PFD SER15
NKS	MERRILL LYNCH & CO INC NIKK 225 IDX09
NKSH	NATIONAL BANKSHARES INC VA COM
NKT	Newkirk Realty Trust Inc. Common Stock

NKTR	NEKTAR THERAPEUTICS COM
NKV	Merrill Lynch
NKW	MERRILL LYNCH & CO INC 50/150 NIKI 09
NKX	NUVEEN CAL AMT-FREE MUN INC FD COM
NKY	PRECIDIAN ETFS TR MAXIS NIKKEI
NKZ+	Lehman Brothers
NKZWS	LEHMAN BROTHERS WTS
NL	NL INDS INC COM NEW
NLC	NALCO HOLDING COMPANY COM
NLCI	NOBEL LEARNING CMNTYS INC COM
NLN	National Lampoon Inc
NLNK	NEWLINK GENETICS CORP COM
NLP	NTS RLTY HLDGS LTD PARTNERSHIP PARTSHIP UNITS
NLR	MARKET VECTORS ETF TR URAN NUCLR ENRGY
NLS	NAUTILUS INC COM
NLSN	NIELSEN HOLDINGS N V COM
NLST	NETLIST INC COM
NLTX	NILE THERAPEUTICS INC COM
NLTXW	NILE THERAPEUTICS INC WT EXP 000020
NLX	OVERTURE ACQUISITION CORP SHS
NLX+	OVERTURE ACQUISITION CORP WT EXP 013013
NLX=	OVERTURE ACQUISITION CORP UNIT EX 000012
NLY	ANNALY CAP MGMT INC COM
NLY-A	ANNALY CAP MGMT INC PFD A 7.875%
NLY-C	ANNALY CAP MGMT INC PFD STK C 7.625%
NLY-D	ANNALY CAP MGMT INC PFD SER D %
NM	NAVIOS MARITIME HOLDINGS INC COM
NM+	Navios Maritime Holdings Inc. Common Stock Purchase Warrants (Expiring December 9 2008)
NMA	NUVEEN MUN ADVANTAGE FD INC COM
NMAR	NAUTILUS MARINE ACQUISIT CORP SHS
NMARU	NAUTILUS MARINE ACQUISIT CORP UNIT 1COM&1WT
NMARW	NAUTILUS MARINE ACQUISIT CORP WT EXP 061716
NMB	NUVEEN MASS DIVID ADVANTAG MUN COM SH BEN INT
NMB-C	NUVEEN MASS DIVID ADVANTAG MUN MUNFD PFD 2015
NMD	NUVEEN MUN HIGH INC OPPTY FD 2 COM
NMFC	NEW MTN FIN CORP COM
NMGC	NeoMagic Corporation - Common Stock
NMHC	National Medical Health Card Systems Inc. - Common Stock
NMI	NUVEEN MUN INCOME FD INC COM
NMIL	NewMil Bancorp Inc. - Common Stock
NMK-B	NIAGARA MOHAWK PWR CORP PFD 3.60%
NMK-C	NIAGARA MOHAWK PWR CORP PFD 3.90%
NML	NEUBERGER BERMAN MLP INCOME FD COM
NMM	NAVIOS MARITIME PARTNERS L P UNIT LPI
NMO	NUVEEN MUN MKT OPPORTUNITY FD COM
NMP	NUVEEN MICH PREM INCOME MUN FD COM
NMQ	MERRILL LYNCH & CO INC ACC RTN S&P 09
NMR	NOMURA HLDGS INC SPONSORED ADR
NMRX	NUMEREX CORP PA CL A
NMSS	NMS Communications Corporation - Common Stock
NMT	NUVEEN MASS PREM INCOME MUN FD COM
NMT-C	NUVEEN MASS PREM INCOME MUN FD MTP SHS SR2015
NMT-D	NUVEEN MASS PREM INCOME MUN FD PFD SHS S-2016
NMTI	NMT MED INC COM
NMX	NYMEX Holdings Inc. Common Stock
NMY	NUVEEN MD PREM INCOME MUN FD COM
NMY-C	NUVEEN MD PREM INCOME MUN FD MFD PFD2.65%15
NMY-D	NUVEEN MD PREM INCOME MUN FD MTP SHS SR2016
NMY-E	NUVEEN MD PREM INCOME MUN FD MTP 2.6 2015
NMY-F	NUVEEN MD PREM INCOME MUN FD MTP 2.6 2015-1
NMY-G	NUVEEN MD PREM INCOME MUN FD MTP 2.65 2015-1

NMY-H	NUVEEN MD PREM INCOME MUN FD MTP 2.85 2016
NMZ	NUVEEN MUN HIGH INCOME OPP FD COM
NNA	NAVIOS MARITIME ACQUIS CORP SHS
NNA+	NAVIOS MARITIME ACQUIS CORP WT EXP 062513
NNA=	NAVIOS MARITIME ACQUIS CORP UNIT EX 000013
NNB	NUVEEN VA DIV ADV MUNI FD 2 COM
NNB-C	NUVEEN VA DIV ADV MUNI FD 2 MTP SHS SR2014
NNBR	NN INC COM
NNC	NUVEEN N C PREM INCOME MUN FD COM
NNC-C	NUVEEN N C PREM INCOME MUN FD MTP SHS SR2015
NNC-D	NUVEEN N C PREM INCOME MUN FD MF PFD SHS2016
NNC-E	NUVEEN N C PREM INCOME MUN FD 2.60% SER 2015
NNC-F	NUVEEN N C PREM INCOME MUN FD 2.60% SER 2015-1
NNC-G	NUVEEN N C PREM INCOME MUN FD 2.65% SER 2015-1
NNDS	NDS Group plc. - American Depositary Shares
NNF	NUVEEN N Y PREM INCOME MUN FD COM
NNI	NELNET INC CL A
NNJ	NUVEEN NJ PREM INCOME MUN FD COM
NNL	Merrill Lynch
NNN	NATIONAL RETAIL PPTYS INC COM
NNN-A	National Retail Properties Inc. 9% Series A Non-Voting Preferred Stock
NNN-A*	National Retail Properties Inc. 9% Series A Non-Voting Preferred Stock
NNN-C	NATIONAL RETAIL PROPERTIES INC PFD C 7.375%
NNN-C*	NATIONAL RETAIL PPTYS INC PFD C 7.375%
NNN-D	NATIONAL RETAIL PPTYS INC PFD SER D
NNN-E	NATIONAL RETAIL PPTYS INC DEP SHS REP1/100
NNO`	NUVEEN N C DIV ADV FD 2 COM
NNO-C	NUVEEN N C DIV ADV FD 2 MUN PFD SER 15
NNP	NUVEEN NY PERFORM PLUS MUN FD COM
NNY	NUVEEN NY MUN VALUE FD COM
NOA	NORTH AMERN ENERGY PARTNERS COM
NOA#	North American Energy Partners Inc. Common Shares
NOAH	NOAH HLDGS LTD SPONSORED ADS
NOBH	NOBILITY HOMES INC COM
NOBL	NOBLE INTL LTD COM
NOC	NORTHROP GRUMMAN CORP COM
NOC#	NORTHROP GRUMMAN CORP EX-DISTRIB/WI
NOC-B	Northrop Grumman Corporation Series B Preferred Stock
NOC-B*	Northrop Grumman Corporation Series B Preferred Stock
NOEC	NEW ORIENTAL ENERGY & CHEM CRP COM
NOG	NORTHERN OIL & GAS INC NEV COM
NOIZ	MICRONETICS INC DEL COM
NOK	NOKIA CORP SPONSORED ADR
NOLG	NUOASIS LAUGHLIN INC
NOLV	NUOASIS LAS VEGAS INC
NOM	NUVEEN MO PREM INCOME MUN FD COM
NOM-C	NUVEEN MO PREM INCOME MUN FD MFD PFD SHS
NOMO	FQF TR QUANTSHAR ANTI
NOOF	NEW FRONTIER MEDIA INC COM
NOR	NORANDA ALUM HLDG CORP COM
NORW	GLOBAL X FDS GLOB X NOR ETF
NOV	NATIONAL OILWELL VARCO INC COM
NOV#	National Oilwell Varco Inc. Common Stock
NOVA	NOVAMED INC DEL COM NEW
NOVAD	NOVAMED INC DEL COM NEW
NOVB	NORTH VALLEY BANCORP COM NEW
NOVBD	NORTH VALLEY BANCORP COM NEW
NOVC	NOVATION COS INC COM
NOVL	NOVELL INC COM
NOVN	NOVEN PHARMACEUTICALS INC COM
NOVT	Novoste Corporation - Common Stock

NOW	SERVICENOW INC COM
NOX	NEUBERGER BERMAN INCOME OPP FD COM SHS
NOX$	
NP	NEENAH PAPER INC COM
NPBC	NATIONAL PENN BANCSHARES INC COM
NPBCO	NPB CAP TR II PFD GTD TR SEC
NPC	NUVEEN INSD CALIF PREM INCOME COM
NPD	CHINA NEPSTAR CHAIN DRUGSTORE SPONSORED ADR
NPF	NUVEEN PREMIER MUN INCOME FD COM
NPG	NUVEEN GA PREM INCOME MUN FD SH BEN INT
NPG-C	NUVEEN GA PREM INCOME MUN FD MTP SHS SR2015
NPI	NUVEEN PREM INCOME MUN FD COM
NPK	NATIONAL PRESTO INDS INC COM
NPLA	InPlay Technologies Inc. - Common Stock
NPLU	Morgan Stanley - Performance Leveraged Upside Securities Linked to Nasdaq 100 Index due August 20 2007
NPM	NUVEEN PREM INCOME MUN FD 2 COM
NPN	NUVEEN PA MUN VALUE FD COM
NPO	ENPRO INDS INC COM
NPP	NUVEEN PERFORMANCE PLUS MUN FD COM
NPS	MORGAN STANLEY NT S&P500 2011
NPSI	North Pittsburgh Systems Inc. - Common Stock
NPSN	Naspers Limited - Sponsored American Depositary Receipt Representing Class N Shares (South Africa)
NPSP	NPS PHARMACEUTICALS INC COM
NPT	NUVEEN PREM INCOME MUN FD 4 COM
NPTE	North Pointe Holdings Corporation - Common Stock
NPTH	NORTHERN POTASH CO COM
NPTN	NEOPHOTONICS CORP COM
NPV	NUVEEN VA PREM INCOME MUN FD COM
NPV-A	NUVEEN VA PREM INCOME MUN FD MTP SHS SR2016
NPV-C	NUVEEN VA PREM INCOME MUN FD MTP SHS SR2015
NPV-D	NUVEEN VA PREM INCOME MUN FD MTP 2.80 2014
NPV-E	NUVEEN VA PREM INCOME MUN FD MTP 2.80 2014
NPX	NUVEEN PREM INCOME MUN OPPTY F COM
NPY	NUVEEN PA PREM INCOME MUN FD 2 COM
NQ	NQ MOBILE INC ADR REPSTG CL A
NQC	NUVEEN CA INVT QUALITY MUN FD COM
NQF	NUVEEN FLA INVT QUALITY MUN FD COM
NQH	TIERS PRINCIPAL PRTCTD
NQI	NUVEEN QUALITY MUN FD INC COM
NQJ	NUVEEN NJ INVT QUALITY MUN FD COM
NQL	TIERS PRINCIPAL PROTECTED TR SER 2002-6 TR
NQM	NUVEEN INVT QUALITY MUN FD INC COM
NQN	NUVEEN N Y INVT QUALITY MUN FD COM
NQP	NUVEEN PA INVT QUALITY MUN FD COM
NQS	NUVEEN SELECT QUALITY MUN FD COM
NQU	NUVEEN QUALITY INCOME MUN FD COM
NR	NEWPARK RES INC COM PAR $.01NEW
NRB	NUVEEN NC DIVID ADVANTAGE MUN COM SH BEN INT
NRB-C	NUVEEN NC DIVID ADVANTAGE MUN MUN PFD SER 15
NRC	NATIONAL RURAL UTILS COOP FIN SU NT 44DTD6.1
NRC*	NATIONAL RURAL UTILS COOP FIN SU NT 44DTD6.1
NRCI	NATIONAL RESH CORP COM
NRCIA	NATIONAL RESH CORP CL A
NRCIB	NATIONAL RESH CORP CL B
NRCIV	NATIONAL RESH CORP CL A
NRE	NOBAO RENEWABLE ENRGY HLDG LTD SPONSORED ADR
NREB	Northern Empire Bancshares - Common Stock
NRF	NORTHSTAR RLTY FIN CORP COM
NRF-A	NORTHSTAR RLTY FIN CORP PFD A 8.75%
NRF-B	NORTHSTAR RLTY FIN CORP PFD B 8.25%
NRF-C	NORTHSTAR RLTY FIN CORP PFD SER C %

NRF-D	NORTHSTAR REALTY FINANCE CORP PFD-D
NRG	NRG ENERGY INC COM NEW
NRG-A	NRG ENERGY INC PFD CONV MAND
NRGM	INERGY MIDSTREAM LP U LTD PARTNERS
NRGN	NEUROGEN CORP COM
NRGP	INERGY HLDGS L P COM
NRGY	INERGY L P UNIT LTD PTNR
NRGY#	INERGY L P EX DISTRIB WI
NRI	Neuberger Berman Realty Income Fund Inc. Common Stock
NRIM	NORTHRIM BANCORP INC COM
NRK	NUVEEN NY AMT-FREE MUN INCOME COM
NRK-C	NUVEEN NY AMT-FREE MUN INCOME MUN PFD SER 15
NRKM	ENERKEM INC COM
NRL	Neuberger Berman Real Estate Income Fund Inc. Common Stock
NRMX	Neurochem Inc - Common Shares
NRN	NATIONAL RURAL UTILS COOP FIN NT SUB 6.75%43
NRN*	NATIONAL RURAL UTILS COOP FIN NT SUB 6.75%43
NRO	NEUBERGER BERMAN RE ES SEC FD COM
NRO$	
NRP	NATURAL RESOURCE PARTNERS L P COM UNIT L P
NRP#	Natural Resource Partners L.P. Common Stock
NRPH	New River Pharmaceuticals Inc. - Common Stock
NRS	National Rural Utilities Cooperative Finance Corporation 7.40% Quarterly Income Capital Securities
NRS*	National Rural Utilities Cooperative Finance Corporation 7.40% Quarterly Income Capital Securities
NRT	NORTH EUROPEAN OIL RTY TR SH BEN INT
NRU	NATIONAL RURAL UTILS COOP FIN NT 5.95% 2045
NRU*	NATIONAL RURAL UTILS COOP FIN NT 5.95% 2045
NRVN	NATURE VISION INC COM
NRY	National Rural Utilities Cooperative Finance Corporation 7.625% Quarterly Income Capital Securities (QUICS) (Subordinated Deferrable Interest Debentures due June 15
NRY*	National Rural Utilities Cooperative Finance Corporation 7.625% Quarterly Income Capital Securities (QUICS) (Subordinated Deferrable Interest Debentures due June 15
NRZ	NEW RESIDENTIAL INVT CORP COM
NRZ#	NEW RESIDENTIAL INVT CORP COM
NS	NUSTAR ENERGY LP UNIT COM
NSANY	NISSAN MOTORS SPONSORED ADR
NSC	NORFOLK SOUTHERN CORP COM
NSD	Morgan Stanley
NSE	NEW SOURCE ENERGY CORP COM
NSEC	NATIONAL SEC GROUP INC COM
NSFC	NORTHERN STS FINL CORP COM
NSH	NUSTAR GP HOLDINGS LLC UNIT RESTG LLC
NSHA	NASHUA CORP COM
NSIT	INSIGHT ENTERPRISES INC COM
NSL	NUVEEN SR INCOME FD COM
NSLP	NEW SOURCE ENERGY PARTNERS L P CM UNT LTD PRT
NSM	NATIONSTAR MTG HLDGS INC COM
NSP	INSPERITY INC COM
NSP#	Natural Resource Partners L.P. Subordinated Units representing limited partnership interests
NSPH	NANOSPHERE INC COM
NSPR	INSPIREMD INC COM NEW
NSR	NEUSTAR INC CL A
NSS	NUSTAR LOGISTICS L P SB NT FX/FL 43
NSSC	NAPCO SEC TECHNOLOGIES INC COM
NST	NSTAR COM
NSTC	NESS TECHNOLOGIES INC COM
NSTK	Nastech Pharmaceutical Company Inc. - Common Stock
NSTR	NORTHSTAR NEUROSCIENCE INC COM
NSU	NEVSUN RES LTD COM
NSUR	INSURE COM INC COM
NSYS	NORTECH SYS INC COM

NT	NORTEL NETWORKS CORPORATION
NTAP	NETAPP INC COM
NTBK	Net.B@nk Inc. - Common Stock
NTC	NUVEEN CONN PREM INCOME MUN FD COM
NTC-C	NUVEEN CONN PREM INCOME MUN FD PFD SHS SER 2015
NTC-D	NUVEEN CONN PREM INCOME MUN FD MTP SHS SR2016
NTC-E	NUVEEN CONN PREM INCOME MUN FD MUNIFUND TERM PF
NTC-F	NUVEEN CONN PREM INCOME MUN FD MUNIFUND TERM PF
NTC-G	NUVEEN CONN PREM INCOME MUN FD MUNIFUND TERM PF
NTCT	NETSCOUT SYS INC COM
NTE	NAM TAI ELECTRS INC COM PAR $0.02
NTEC	Neose Technologies Inc. - Common Stock
NTES	NETEASE INC SPONSORED ADR
NTG	TORTOISE MLP FD INC COM
NTGR	NETGEAR INC COM
NTI	NORTHERN TIER ENERGY LP COM UN REPR PART
NTIC	NORTHERN TECH INTL CORP COM
NTII	NEUROBIOLOGICAL TECH INC COM NEW
NTIID	Neurobiological Technologies Inc. - Common Stock
NTIQ	NetIQ Corporation - Common Stock
NTK	NORTEK INC COM NEW
NTL	NORTEL INVERSORA S A SPON ADR PFD B
NTLI	NTL Incorporated - Common Stock
NTLID	NTL Incorporated - Common Stock
NTLIW	NTL Incorporated - Series A Warrants
NTLS	NTELOS HLDGS CORP COM NEW
NTLSD	NTELOS HLDGS CORP COM NEW
NTLSV	NTELOS HLDGS CORP COM NEW
NTMD	NITROMED INC COM
NTN	NTN BUZZTIME INC COM NEW
NTO	Northern Orion Resources Inc
NTOL	Natrol Inc. - Common Stock
NTOP	Net2Phone - Common Stock
NTPA	Netopia Inc. - Common Stock
NTQ	NTR Acquisition Co
NTQ+	NTR Acquisition Co
NTQ=	NTR Acquisition Co
NTR	New York Mortgage Trust Inc. Common Stock
NTRI	NUTRI SYS INC NEW COM
NTRS	NORTHERN TR CORP COM
NTRT	NetRatings Inc. - Common Stock
NTS	NTS INC NEV COM
NTSC	NATIONAL TECHNICAL SYS INC COM
NTSP	NETSPEND HLDGS INC COM
NTST	Netsmart Technologies Inc. - Common Stock
NTSX	New 360 - Common Stock no par
NTSXV	New 360 - Common Stock no par
NTT	NIPPON TELEG & TEL CORP SPONSORED ADR
NTWK	NETSOL TECHNOLOGIES INC COM PAR $.001
NTX	NUVEEN TEX QUALITY INCOME MUN COM
NTX-C	NUVEEN TEX QUALITY INCOME MUN MUNI PDF SER13
NTY	NBTY INC COM
NTZ	NATUZZI S P A ADR
NU	NORTHEAST UTILS COM
NUAN	NUANCE COMMUNICATIONS INC COM
NUC	NUVEEN CALIF QUALITY INCM MUN COM
NUCL	ISHARES TR S&P NUCIDX ETF
NUCO	NuCo2 Inc. - Common Stock
NUE	NUCOR CORP COM
NUE#	Nucor Corporation Common Stock
NUF	NUVEEN FLA QUALITY INCOME MUN COM

NUGT	DIREXION SHS ETF TR DLY GLMNRBU3XNEW
NUHC	NU HORIZONS ELECTRS CORP COM
NUJ	NUVEEN NEW JERSEY DIVID COM
NUJ-C	NUVEEN NEW JERSEY DIVID MTP SHS SR2015
NUM	NUVEEN MICH QUALITY INCOME MUN COM
NUM-C	NUVEEN MICH QUALITY INCOME MUN 2.3% SHS SER2015
NUN	NUVEEN NY QUALITY INCM MUN FD COM
NUO	NUVEEN OHIO QUALITY INCOME MUN COM
NUO-A	NUVEEN OHIO QUALITY INCOME MUN PFD-2014 2.35%
NUO-C	NUVEEN OHIO QUALITY INCOME MUN PFD-2015 2.35%
NUO-D	NUVEEN OHIO QUALITY INCOME MUN PFD-2016 2.95%
NURO	NEUROMETRIX INC COM NEW
NUROD	NEUROMETRIX INC COM NEW
NUS	NU SKIN ENTERPRISES INC CL A
NUT	ML Macadamia Orchards L.P. Depositary Receipts (Representing Class A Units of Limited Partner's Interests)
NUTR	NUTRACEUTICAL INTL CORP COM
NUV	NUVEEN MUN VALUE FD INC COM
NUVA	NUVASIVE INC COM
NUVO	Nuvelo Inc. - Common Stock
NUW	NUVEEN AMT-FREE MUN VALUE FD COM
NVAX	NOVAVAX INC COM
NVC	NUVEEN CA SELECT QUALITY MUN COM
NVD	NOVADEL PHARMA INC COM
NVDA	NVIDIA CORP COM
NVDQ	NOVADAQ TECHNOLOGIES INC COM
NVE	NV ENERGY INC COM
NVEC	NVE CORP COM NEW
NVEEU	NV5 HLDGS INC UNIT1 COM 000013
NVG	NUVEEN DIVID ADVANTAGE MUN INC COM
NVG-C	NUVEEN DIVID ADVANTAGE MUN INC MTP SHS SR2014
NVGN	NOVOGEN LIMITED SPON ADR 1:25 SH
NVGND	NOVOGEN LIMITED SPON ADR 1:25 SH
NVH	National R.V. Holdings Inc. Common Stock $.01 par value
NVJ	NUVEEN OHIO DIVID ADVANTAGE COM
NVJ-A	NUVEEN OHIO DIVID ADVANTAGE MTP SHS SR2014
NVL	Novelis Inc. Common Stock
NVLS	NOVELLUS SYS INC COM
NVMI	NOVA MEASURING INSTRUMENTS LTD COM
NVN	NUVEEN NY SELECT QUALITY MUN COM
NVO	NOVO-NORDISK A S ADR
NVP-	NVP Capital I 8.20% Cumulative Quarterly Income Preferred Securities Series A (QUIPS)
NVP-*	NVP Capital I 8.20% Cumulative Quarterly Income Preferred Securities Series A (QUIPS)
NVP-B	NVP Capital III 7 3/4% Trust Issued Preferred Securities
NVP-B*	NVP Capital III 7 3/4% Trust Issued Preferred Securities
NVR	NVR INC COM
NVS	NOVARTIS A G SPONSORED ADR
NVSL	NAUGATUCK VY FINL CORP MD COM
NVSLD	NAUGATUCK VY FINL CORP MD COM
NVT	NAVTEQ Corporation Common Stock $0.001 par value
NVTL	NOVATEL WIRELESS INC COM NEW
NVX	NUVEEN CA DIV ADVANTG MUN FD 2 COM
NVX-A	NUVEEN CA DIV ADVANTG MUN FD 2 MTP SHS SR2014
NVX-C	NUVEEN CA DIV ADVANTG MUN FD 2 MUNI PFD SER15
NVY	NUVEEN PA DIVID ADVANTAGE MUN COM
NVY-C	NUVEEN PA DIVID ADVANTAGE MUN MTP SHS SR2015
NW-B	National Westminster Bank Plc American Depositary Shares Series B (Each representing one Non-cumulative Dollar Preference Share Series B)
NW-B*	National Westminster Bank Plc American Depositary Shares Series B (Each representing one Non-cumulative Dollar Preference Share Series B)
NW-C	NATIONAL WESTMINSTER BK PLC SPON ADR C
NWA	Northwest Airlines Corporation Common Stock

NWA#	NORTHWEST AIRLINES CORPORATION WI
NWBI	NORTHWEST BANCSHARES INC MD COM
NWBO	NORTHWEST BIOTHERAPEUTICS INC COM PAR $0.001
NWBOW	NORTHWEST BIOTHERAPEUTICS INC WT EXP 000017
NWCIX	NATIONWIDE MUT FDS NEW CORE PLUS INST
NWD	NEW DRAGON ASIA CORP CL A
NWE	NORTHWESTERN CORP COM NEW
NWEC	NorthWestern Corporation - Common stock
NWECW	NorthWestern Corporation - Warrant for 1 common stock at an exer. price of $28.48
NWF	NUVEEN INS FL TX FR ADV MUN FD COM
NWFI	Northway Financial Inc. - Common Stock
NWFL	NORWOOD FINANCIAL CORP COM
NWG	INCO Limited Warrants(Expiring on August 21
NWI	NUVEEN MD DIV ADV MUN FD 3 COM
NWI-C	NUVEEN MD DIV ADV MUN FD 3 MTP SHS SR2015
NWI-D	NUVEEN MD DIV ADV MUN FD 3 PFD SER 2016-1
NWIR	NWH Inc. - Common Stock
NWK	NETWORK EQUIP TECHNOLOGIES COM
NWL	NEWELL RUBBERMAID INC COM
NWLI	NATIONAL WESTN LIFE INS CO CL A
NWLIA	National Western Life Insurance Company - Class A Common Stock
NWMO	NEW MOTION INC COM
NWN	NORTHWEST NAT GAS CO COM
NWP	NEWPAGE HOLDINGS CORPORATION
NWPX	NORTHWEST PIPE CO COM
NWRE	Neoware Inc. - Common Stock
NWS	NEWS CORP CL B
NWS.A	NEWS CORPORATION - CLASS A SHARES
NWSA	NEWS CORP CL A
NWSB	NORTHWEST BANCORP INC PA COM
NWSBP	Northwest Bancorp Inc. - Northwest Capital Trust I - 8.75% Cumulative Trust Preferred Securities
NWW#	INCO LIMITED
NWX	AMEX NETWORKING INDEXXXX
NWX-A	National Westminster Bank Plc Exchangeable Capital Securities Series A
NWY	NEW YORK & CO INC COM
NX	QUANEX BUILDING PRODUCTS CORP COM
NX#	Quanex Corporation Common Stock
NXC	NUVEEN CA SELECT TAX FREE PRTF SH BEN INT
NXE	NUVEEN AZ DIV ADV MUN FD 3 COM
NXE-C	NUVEEN AZ DIV ADV MUN FD 3 MTP SER 2016
NXG	NORTHGATE MINERALS CORP COM
NXGN	Nexgen Biofuels Ltd. - ordinary shares
NXI	NUVEEN OH DIV ADVANTAGE MUN FD COM
NXI-C	NUVEEN OH DIV ADVANTAGE MUN FD MFD PFD SHS 15
NXI-D	NUVEEN OH DIV ADVANTAGE MUN FD MTP SHS SR2016
NXJ	NUVEEN NJ DIV ADVANTAGE MUN FD COM
NXJ-A	NUVEEN NJ DIV ADVANTAGE MUN FD PFD SER 2014
NXK	NUVEEN NY DIV ADVANTG MUN FD 2 COM
NXK-C	NUVEEN NY DIV ADVANTG MUN FD 2 MUN PFD SER 15
NXL	New Plan Excel Realty Trust Inc. Common Stock
NXL-E	New Plan Excel Realty Trust Inc. Depositary Shares representing a 1/10% interest of a share of 7.625% Series E Cum. Redeemable Pfd. Stock (liq. preference $25)
NXM	NUVEEN PA DIV ADVANTAGE MUN FD COM
NXM-C	NUVEEN PA DIV ADVANTAGE MUN FD MTP SHS SR2015
NXN	NUVEEN NY SELECT TAX FREE PRTF SH BEN INT
NXP	NUVEEN SELECT TAX FREE INCM PT SH BEN INT
NXPI	NXP SEMICONDUCTORS N V COM
NXPL	Morgan Stanley - Performance Leveraged Upside Securities Linked to Nasdaq 100 Index
NXQ	NUVEEN SELECT TAX FREE INCM PT SH BEN INT
NXR	NUVEEN SELECT TAX FREE INCM 3 SH BEN INT
NXSN	NEXSAN CORP COM NEW

NXST	NEXSTAR BROADCASTING GROUP INC CL A
NXT	ZIEGLER EXCHANGE TRADED TR NYSE ARCA TECH
NXTM	NXSTAGE MEDICAL INC COM
NXTP	Nextel Partners Inc. - Class A Common Stock
NXTY	Nexity Financial Corporation - Common Stock par value $0.01 per share
NXUS	Nexus Telocation Systems Limited Ordinary Shares (Israel)
NXXI	NUTRITION 21 INC COM
NXY	NEXEN INC COM
NXY-B	NEXEN INC SUB NT 7.35%43
NXY-B*	NEXEN INC SUB NT 7.35%43
NXZ	NUVEEN DIV ADVANTAGE MUN FD 2 COM
NY	ISHARES TR NYSE 100INX FD
NYA	NEW YORK AVERAGE XXX
NYB	NEW YORK CMNTY BANCORP INC COM
NYB-U	NEW YORK CMNTY CAP TR V BUNUSES UNIT
NYC	ISHARES TR NYSE COMP INDX
NYCB	NEW YORK CMNTY BANCORP INC COM
NYCB-U	NEW YORK CMNTY CAP TR V BUNUSES UNIT
NYER	NYER MED GROUP INC COM
NYF	ISHARES TR S&P AMTFREE MUNI
NYFX	NYFIX INC COM
NYH	EATON VANCE N Y MUN BD FD II COM
NYM	NYMAGIC INC COM
NYMT	NEW YORK MTG TR INC COM PAR $.02
NYMTP	NEW YORK MTG TR INC RED PFD B 7.75%
NYMX	NYMOX PHARMACEUTICAL CORP COM
NYNY	EMPIRE RESORTS INC COM NEW
NYNYD	EMPIRE RESORTS INC COM NEW
NYT	NEW YORK TIMES CO CL A
NYV	NUVEEN NEW YORK MUN VALUE FD 2 COM
NYW	MERRILL LYNCH & CO INC NT NIKK IDX 09
NYX	NYSE EURONEXT COM
NZ	NETEZZA CORP COM
NZF	NUVEEN DIV ADV MUNI FD 3 COM SH BEN INT
NZF-C	NUVEEN DIV ADV MUNI FD 3 PFD SHS S-2016
NZH	NUVEEN CA DIV ADV MUNI FD 3 COM SH BEN INT
NZH-A	NUVEEN CA DIV ADV MUNI FD 3 MTP SHS SR2014
NZH-B	NUVEEN CA DIV ADV MUNI FD 3 PFD-2014-I
NZH-C	NUVEEN CA DIVIDEND ADV MUN FD PFD SER 2015
NZR	NUVEEN MD DIV ADV MUNI FD 2 COM SH BEN INT
NZR-C	NUVEEN MD DIV ADV MUNI FD 2 MTP SER 2015
NZT	TELECOM CORP NEW ZEALAND LTD SPONSORED ADR
NZW	NUVEEN MI DIV ADV MUNI FD COM SH BEN INT
NZW-C	NUVEEN MI DIV ADV MUNI FD MUN PFD SHS2015
NZX	NUVEEN GA DIV ADV MUNI FD COM
NZX-C	NUVEEN GA DIV ADV MUNI FD MTF PFD SE2015
O	REALTY INCOME CORP COM
O-D	REALTY INCOME CORP PFD D 7.375%
O-D*	REALTY INCOME CORP PFD D 7.375%
O-E	REALTY INCOME CORP PFD CL E 6.75%
O-F	REALTY INCOME CORP MONTHY INCOME F
OABC	OMNIAMERICAN BANCORP INC COM
OAK	OAKTREE CAP GROUP LLC UNIT CL A
OAKF	Oak Hill Financial Inc. - Common Stock
OAKS	FIVE OAKS INVT CORP COM
OAS	OASIS PETE INC NEW COM
OATS	Wild Oats Markets Inc. - Common Stock
OB	ONEBEACON INSURANCE GROUP LTD CL A
OBAF	OBA FINL SVCS INC COM
OBAS	OPTIBASE LTD SHS NEW NIS0.13
OBCI	OCEAN BIO CHEM INC COM

OBT	ORBITAL CORP SPONSORED ADR NE
OC	OWENS CORNING NEW COM
OC#	OWENS CORNING
OC+B	OWENS CORNING NEW WT SER B 103113
OCAS	Ohio Casualty Corporation - Common Stock
OCC	OPTICAL CABLE CORP COM NEW
OCCF	OPTICAL CABLE CORP COM NEW
OCCH	COCA COLA HELLENIC BTTLG CO SA SPONSORED ADR
OCCX	OccuLogix Inc. - Common Stock
OCCXD	OCCULOGIX INC COM NEW
OCENY	OCE N V ADR
OCFC	OCEANFIRST FINL CORP COM
OCLR	OCLARO INC COM NEW
OCLRD	OCLARO INC COM NEW
OCLS	OCULUS INNOVATIVE SCIENCES INC COM NEW
OCN	OCWEN FINL CORP COM NEW
OCNB	OCONOMOWOC BANCSHARES INC CDT COM
OCNF	OCEANFREIGHT INC SHS A
OCNFD	OCEANFREIGHT INC SHS A NEW
OCNW	OCCAM NETWORKS INC COM NEW
OCPI	Optical Communication Products Inc. - Common Stock
OCR	OMNICARE INC COM
OCR-A	OMNICARE CAP TR I PIERS
OCR-B	OMNICARE CAP TR II PFD B TR 4.00%
OCZ	OCZ TECHNOLOGY GROUP INC COM
ODC	OIL DRI CORP AMER COM
ODFL	OLD DOMINION FGHT LINES INC COM
ODMO	ODIMO INC COM
ODP	OFFICE DEPOT INC COM
ODSY	ODYSSEY HEALTHCARE INC COM
ODY	AB SVENSK EXPORTKREDIT ACC RTN S&P100
OEC-A	Ohio Edison Company 3.90% Preferred Stock
OEC-A*	Ohio Edison Company 3.90% Preferred Stock
OEC-B	Ohio Edison Company 4.40% Preferred Stock
OEC-B*	Ohio Edison Company 4.40% Preferred Stock
OEC-C	Ohio Edison Company 4.44% Preferred Stock
OEC-C*	Ohio Edison Company 4.44% Preferred Stock
OEC-D	Ohio Edison Company 4.56% Preferred Stock
OEC-D*	Ohio Edison Company 4.56% Preferred Stock
OEF	ISHARES TR S&P 100 IDX FD
OEH	ORIENT-EXPRESS HOTELS LTD CL A
OESX	ORION ENERGY SYSTEMS INC COM
OFC	CORPORATE OFFICE PPTYS TR SH BEN INT
OFC-E	Corporate Office Properties Trust 10.25% Series E Cumulative Redeemable Preferred Shares of Beneficial Interest
OFC-F	Corporate Office Properties Trust Series F Cumulative Redeemable Preferred shares
OFC-F*	Corporate Office Properties Trust Series F Cumulative Redeemable Preferred shares
OFC-G	CORPORATE OFFICE PPTYS TR PFD SER G 8%
OFC-G*	CORPORATE OFFICE PPTYS TR PFD SER G 8%
OFC-H	CORPORATE OFFICE PPTYS TR PFD H 7.50%
OFC-J	CORPORATE OFFICE PPTYS TR PFD J 7.625%
OFC-J*	CORPORATE OFFICE PPTYS TR PFD J 7.625%
OFC-L	CORPORATE OFFICE PPTYS TR PFD SER L
OFED	OCONEE FED FINL CORP COM
OFF	UBS AG LONDON BRH FISH GR RK OFF
OFG	OFG BANCORP COM
OFG-A	OFG BANCORP PFD A 7.125%
OFG-B	OFG BANCORP PFD SER B 7.0%
OFG-D	OFG BANCORP PERP PFD-D
OFI	OVERHILL FARMS INC COM
OFIX	ORTHOFIX INTL N V COM

OFLX	OMEGA FLEX INC COM
OFS	OFS CAP CORP COM
OFSI	Omni Financial Services Inc. - Commmon Stock
OGAR	O GARA GROUP COM
OGE	OGE ENERGY CORP COM
OGEM	EGA EMERGING GLOBAL SHS TR EGSHARE ENGY GEM
OGEN	ORAGENICS INC COM NEW
OGN	MERRILL LYNCH & CO INC NT LKD OIL 07
OGXI	ONCOGENEX PHARMACEUTICALS INC COM
OHB	ORLEANS HOMEBUILDERS INC COM
OHI	OMEGA HEALTHCARE INVS INC COM
OHI-D	OMEGA HEALTHCARE INVS INC PFD D 8.375%
OHI-D*	OMEGA HEALTHCARE INVS INC PFD D 8.375%
OHRP	OHR PHARMACEUTICAL INC COM NEW
OI	OWENS ILL INC COM NEW
OI-A	Owens-Illinois Inc. $2.375 Convertible Preferred Stock
OI-A*	Owens-Illinois Inc. $2.375 Convertible Preferred Stock
OIA	INVESCO MUNI INCOME OPP TRST COM
OIB	INVESCO MUNI INCM OPP TRST II COM
OIBR	OI S.A. SPN ADR REP PFD
OIBR.C	OI S.A. SPONSORED ADR
OIC	INVESCO MUNI INC OPP TRS III COM
OICO	O I CORP COM
OIH	MARKET VECTORS ETF TR OIL SVCS ETF
OII	OCEANEERING INTL INC COM
OII#	Oceaneering International Inc. Common Stock
OIIM	O2MICRO INTERNATIONAL LTD SPONS ADR
OIL	BARCLAYS BK PLC IPSP CROIL ETN
OILT	OILTANKING PARTNERS L P UNIT LTD
OILZ	UBS AG LONDON BRH DLY LNGSHT OIL
OINK	TIANLI AGRITECH INC SHS
OIS	OIL STS INTL INC COM
OKE	ONEOK INC NEW COM
OKE-A	ONEOK Inc. Equity Units (in the form of Corporate Units)
OKN	OCEANAUT INC COM
OKN+	OCEANAUT INC WT EXP 010111
OKN=	OCEANAUT INC UNIT EX 010111
OKS	ONEOK PARTNERS LP UNIT LTD PARTN
OKSB	SOUTHWEST BANCORP INC OKLA COM
OKSBP	SOUTHWEST CAP TR II GTD TR PFD SECS
OLA	OLD MUTUAL CLAYMORE LNG SHT FD COM
OLAB	Oralabs Holding Corp. - Common Stock
OLBK	OLD LINE BANCSHARES INC COM
OLCB	OHIO LEGACY CORP COM NEW
OLE	MERRILL LYNCH & CO INC STRIDE 9.25%ORCL
OLED	Cambridge Display Technology Inc. - Common Stock
OLEM	BARCLAYS BK PLC IPTH CRUDE OIL
OLG	Offshore Logistics Inc. Common stock
OLGC	Orthologic Corp. - Common Stock
OLGR	Oilgear Company (The) - Common Stock
OLN	OLIN CORP COM PAR $1
OLO	DEUTSCHE BK AG LONDON BRH PS CR OIL LG ETN
OLP	ONE LIBERTY PPTYS INC COM
OMAB	GRUPO AEROPORTUARIO CTR NORTE SPON ADR
OMC	OMNICOM GROUP INC COM
OMC#	Omnicom Group Inc. Common Stock
OMCL	OMNICELL INC COM
OME	OMEGA PROTEIN CORP COM
OMEF	Omega Financial Corporation - Common Stock
OMER	OMEROS CORP COM
OMEX	ODYSSEY MARINE EXPLORATION INC COM

OMG	OM GROUP INC COM
OMGI	ORION MARINE GROUP INC COM
OMI	OWENS & MINOR INC NEW COM
OMM	OMI Corporation Common Stock
OMN	OMNOVA SOLUTIONS INC COM
OMNI	OMNI ENERGY SERVICES COM NEW
OMPI	OBAGI MEDICAL PRODUCTS INC COM
OMR	Odyssey Marine Exploration Inc
OMRI	Omrix Biopharmaceuticals Inc. - Common Stock
OMTH	OMTHERA PHARMACEUTICALS INC COM
OMTL	Omtool Ltd. - Common Stock
OMTR	OMNITURE INC COM
OMX	OFFICEMAX INC DEL COM
OMXWD	OFFICEMAX INC DE
ONAV	OMEGA NAVIGATION ENTERPRISES CLASS A
ONB	OLD NATL BANCORP IND COM
ONB-B	ONB CAP TR II PFD TR 8%
ONB-B*	ONB CAP TR II PFD TR 8%
ONCY	ONCOLYTICS BIOTECH INC COM
ONE	HIGHER ONE HLDGS INC COM
ONE-V	Bank One Capital V 8% Preferred Securities
ONE-V*	Bank One Capital V 8% Preferred Securities
ONE-W	BANK ONE CAPITAL VI PFD SECS 7.2%
ONEF	RUSSELL EXCHANGE TRADED FDS TR EQUITY ETF
ONEQ	FIDELITY COMWLTH TR NDQ CP IDX TRK
ONFC	ONEIDA FINL CORP MD COM
ONFCD	ONEIDA FINL CORP MD COM
ONG	BARCLAYS BK PLC IPTH ENRGY ETN
ONH	Orion HealthCorp Inc.
ONI	Oragenics Inc
ONN	UBS AG LONDON BRH ETRACS FIS GART
ONNN	ON SEMICONDUCTOR CORP COM
ONP	ORIENT PAPER INC COM NEW
ONSM	ONSTREAM MEDIA CORP COM NEW
ONSMD	ONSTREAM MEDIA CORP COM NEW
ONT	ON2 TECHNOLOGIES INC COM
ONTY	ONCOTHYREON INC COM
ONVI	ONVIA INC COM NEW
ONXS	ONYX Software Corporation - Common Stock
ONXX	ONYX PHARMACEUTICALS INC COM
OO	Oakley Inc. Common Stock
OOG	ISE OIL & GAS SERVICEXXX
OOK	OOK INC COM
OOO	STREAM GLOBAL SVCS INC COM
OOO$	
OOO+	STREAM GLOBAL SVCS INC WT EXP 101711
OOO=	STREAM GLOBAL SVCS INC UNIT EX
OPAY	OFFICIAL PMTS HLDGS INC COM
OPEN	OPENTABLE INC COM
OPHC	OPTIMUMBANK HOLDINGS INC COM PAR $0.01
OPHCD	OPTIMUMBANK HOLDINGS INC COM NEW
OPK	OPKO HEALTH INC COM
OPK#	Opko Health Inc When Issued
OPLK	OPLINK COMMUNICATIONS INC COM NEW
OPMR	OPTIMAL GROUP INC CL A SHS NEW
OPMRD	OPTIMAL GROUP INC CL A SHS NEW
OPNT	OPNET TECHNOLOGIES INC COM
OPOF	OLD POINT FINL CORP COM
OPSW	Opsware Inc. - Common Stock
OPT	OptiCare Health Systems Inc
OPTC	OPTELECOM NKF INC COM PAR $0.03

OPTM	Optium Corporation - Common Stock
OPTN	OPTION CARE Inc. - Common Stock
OPTR	OPTIMER PHARMACEUTICALS INC COM
OPTT	OCEAN PWR TECHNOLOGIES INC COM NEW
OPTV	OPENTV CORP CL A
OPWV	OPENWAVE SYS INC COM NEW
OPX	Opteum Inc. Class A Common Stock
OPXA	OPEXA THERAPEUTICS INC COM NEW
OPXAW	OPEXA THERAPEUTICS INC WT EXP 021913
OPXT	OPNEXT INC COM
OPY	OPPENHEIMER HLDGS INC CL A NON VTG
ORA	ORMAT TECHNOLOGIES INC COM
ORB	ORBITAL SCIENCES CORP COM
ORBC	ORBCOMM INC COM
ORBK	ORBOTECH LTD ORD
ORBT	ORBIT INTL CORP COM NEW
ORC	ORCHID IS CAP INC COM
ORCC	ONLINE RES CORP COM
ORCD	ORCHARD ENTERPRISES INC COM NEW
ORCH	ORCHID CELLMARK INC COM
ORCI	Opinion Research Corporation - Common Stock
ORCL	ORACLE CORP COM
ORCT	ORCKIT COMMUNICATIONS LTD SHS
OREX	OREXIGEN THERAPEUTICS INC COM
ORGN	ORIGEN FINL INC COM
ORH	ODYSSEY RE HLDGS CORP COM
ORH-A	ODYSSEY RE HLDGS CORP PFD SER A
ORH-A*	ODYSSEY RE HLDGS CORP PFD SER A
ORH-B	ODYSSEY RE HLDGS CORP PFD PERP B FLT
ORH-B*	ODYSSEY RE HLDGS CORP PFD PERP B FLT
ORI	OLD REP INTL CORP COM
ORIG	OCEAN RIG UDW INC SHS
ORIGV	OCEAN RIG UDW INC SHS
ORIT	ORITANI FINL CORP DEL COM
ORITD	ORITANI FINL CORP DEL COM
ORLY	O REILLY AUTOMOTIVE INC NEW COM
ORMP	ORAMED PHARM INC COM NEW
ORN	ORION MARINE GROUP INC COM
ORNG	ORANGE 21 INC COM
ORRF	ORRSTOWN FINL SVCS INC COM
ORS	ORSUS XELENT TECHNOLOGIES INC COM NEW
ORXE	ORE PHARMACEUTICAL HLDGS INC COM
ORXED	ORE PHARMACEUTICALS INC COM NEW
OS	Oregon Steel Mills Inc. Common Stock
OSBC	OLD SECOND BANCORP INC ILL COM
OSBCP	OLD SECOND CAP TR I PFD TR SEC
OSBK	OSAGE BANCSHARES INC COM
OSCI	OSCIENT PHARMACEUTICALS CORP COM NEW
OSCID	Oscient Pharmaceuticals Corporation - Common Stock
OSG	OVERSEAS SHIPHOLDING GROUP INC COM
OSH	ORCHARD SUPPLY HARDWARE STORES CL A
OSHC	OCEAN SHORE HLDG CO NEW COM
OSHCD	OCEAN SHORE HLDG CO NEW COM
OSI	OSI Restaurant Partners Inc. Common Stock
OSIP	OSI PHARMACEUTICALS INC COM
OSIR	OSIRIS THERAPEUTICS INC NEW COM
OSIS	OSI SYSTEMS INC COM
OSK	OSHKOSH CORP COM
OSKY	MidWestOne Financial Group Inc - Common Stock
OSM	SLM CORP NT LKD FLT RT
OSN	OSSEN INNOVATION CO LTD SPONSORED ADR

OSP	OSG AMER L P COM UNIT LPI
OSQ	MORGAN STANLEY PLUS
OSTE	OSTEOTECH INC COM
OSTK	OVERSTOCK COM INC DEL COM
OSUR	ORASURE TECHNOLOGIES INC COM
OTD	O2Diesel Corporation
OTE	HELLENIC TELECOM ORGANIZATN SA SPONSORED ADR
OTEL	OTELCO INC CL A NEW
OTEX	OPEN TEXT CORP COM
OTIV	ON TRACK INNOVATION LTD SHS
OTIX	OTIX GLOBAL INC COM NEW
OTIXD	OTIX GLOBAL INC COM NEW
OTL	Octel Corporation Common Stock
OTN	S&P TRANSPORTATION XXX
OTP	CLAYMORE EXCHANGE TRD FD TR GUG OCN TOMO PAT
OTR	CLAYMORE EXCHANGE TRD FD TR GUG OCN TOMO GWT
OTT	OTELCO INC INCME DEP SECS
OTTR	OTTER TAIL CORP COM
OTV	OneTravel Holdings Inc
OUI	Realty Income Corporation 8 1/4% Monthly Income Senior Notes due November 15 2008
OUTD	OUTDOOR CHANNEL HLDGS INC COM NEW
OUTL	Outlook Group Corp. - Common Stock
OVAS	OVASCIENCE INC COM
OVBC	OHIO VY BANC CORP COM
OVEN	TurboChef Technologies Inc. - Common Stock
OVIP	OPEN JT STK CO-VIMPEL COMMUNIC SPONSORED ADR
OVLY	OAK VALLEY BANCORP OAKDALE CAL COM
OVRL	OVERLAND STORAGE INC COM NEW
OVRLD	OVERLAND STORAGE INC COM NEW
OVTI	OMNIVISION TECHNOLOGIES INC COM
OWW	ORBITZ WORLDWIDE INC COM
OXBT	OXYGEN BIOTHERAPEUTICS INC COM PAR $0.0001
OXF	OXFORD RESOURCE PARTNERS LP COM UNIT RP LP
OXGN	OXIGENE INC COM PAR$.001
OXGND	OXIGENE INC COM NEW
OXLC	OXFORD LANE CAP CORP COM
OXLCP	OXFORD LANE CAP CORP PFD 2017
OXLCR	OXFORD LANE CAP CORP RT
OXM	OXFORD INDS INC COM
OXPS	OPTIONSXPRESS HLDGS INC COM
OXY	OCCIDENTAL PETE CORP DEL COM
OXY#	Occidental Petroleum Corporation Common Shares
OYOG	OYO GEOSPACE CORP COM
OZM	OCH ZIFF CAP MGMT GROUP CL A
OZN	Orezone Resources Inc
OZRK	BANK OF THE OZARKS INC COM
P	PANDORA MEDIA INC COM
PA	PanAmSat Holding Corporation Common Stock
PAA	PLAINS ALL AMERN PIPELINE L P UNIT LTD PARTN
PAAS	PAN AMERICAN SILVER CORP COM
PAB	Citigroup Funding Inc.
PABK	PAB BANKSHARES INC COM
PAC	GPO AEROPORTUARIO DEL PAC SAB SPON ADR B
PACB	PACIFIC BIOSCIENCES CALIF INC COM
PACD	PACIFIC DRILLING SA LUXEMBOURG REG SHS
PACQ	PRIME ACQUISITION CORP SHS
PACQU	PRIME ACQUISITION CORP UNITS
PACQW	PRIME ACQUISITION CORP WT EXP 033016
PACR	PACER INTL INC TENN COM
PACT	PACTERA TECHNOLOGY INTL LTD SPONSORED ADR
PACTV	PACTERA TECHNOLOGY INTL LTD SPONSORED ADR

PACW	PACWEST BANCORP DEL COM
PAE	Peace Arch Entertainment Group Inc
PAET	PAETEC HOLDING CORP COM
PAF	POWERSHARES GLOBAL ETF TRUST ASIA PAC EX-JP
PAG	PENSKE AUTOMOTIVE GRP INC COM
PAGG	POWERSHARES ETF TRUST II GLOBL AGRI ETF
PAGI	Pemco Aviation Group Inc. - Common Stock
PAI	WESTERN ASSET INCOME FD COM
PAL	NORTH AMERN PALLADIUM LTD COM
PAL+	NORTH AMERN PALLADIUM LTD WT EXP 121309
PALL	ETFS PALLADIUM TR SH BEN INT
PALM	PALM INC NEW COM
PAM	PAMPA ENERGIA S A SPONS ADR LVL I
PAMT	PARAMETRIC SOUND CORP COM NEW
PANC	Panacos Pharmaceuticals Inc. - Common Stock
PANL	UNIVERSAL DISPLAY CORP COM
PANW	PALO ALTO NETWORKS INC COM
PAO	POWERSHARES ETF TRUST II BLNCD GRWTH PORT
PAP	PACIFIC ASIA PETROLEUM INC COM
PAR	PAR TECHNOLOGY CORP COM
PARD	PONIARD PHARMACEUTICALS INC COM PAR $0.02
PARDD	PONIARD PHARMACEUTICALS INC COM PAR $0.02
PARL	PARLUX FRAGRANCES INC COM
PARS	PHARMOS CORP COM PAR $.03
PAS	PEPSIAMERICAS INC COM
PATH	NUPATHE INC COM
PATK	PATRICK INDS INC COM
PATR	PATRIOT TRANSN HLDG INC COM
PAX	PROSPECT ACQUISITION CORP COM
PAX+	PROSPECT ACQUISITION CORP WT EXP 111412
PAX=	PROSPECT ACQUISITION CORP UNIT EX 000012
PAY	VERIFONE SYS INC COM
PAYX	PAYCHEX INC COM
PB	PROSPERITY BANCSHARES INC COM
PBA	PEMBINA PIPELINE CORP COM
PBAL	PEPPERBALL TECHNOLOGIES INC COM
PBALW	PEPPERBALL TECHNOLOGIES INC WT EXP 071810
PBCI	PAMRAPO BANCORP INC COM
PBCP	POLONIA BACORP INC MD COM
PBCT	PEOPLES UNITED FINANCIAL INC COM
PBCTD	People's United Financial Inc. - Common Stock
PBD	POWERSHARES GLOBAL ETF TRUST GBL CLEAN ENER
PBE	POWERSHARES ETF TRUST DYN BIOT & GEN
PBF	PBF ENERGY INC CL A
PBG	PEPSI BOTTLING GROUP INC COM
PBH	PRESTIGE BRANDS HLDGS INC COM
PBHC	PATHFINDER BANCORP INC COM
PBI	PITNEY BOWES INC COM
PBI-	PITNEY BOWES INC PREF CV $2.12
PBI-A	PITNEY BOWES INC NT 22
PBI-B	PITNEY BOWES INC NT 43
PBIB	PORTER BANCORP INC COM
PBIO	PRESSURE BIOSCIENCES INC COM
PBIP	PRUDENTIAL BANCORP INC PA COM
PBIZ	Private Business Inc. - Common Stock
PBJ	POWERSHARES ETF TRUST DYN FD & BEV
PBKS	PROVIDENT BANKSHARES CORP COM
PBM	PACIFIC BOOKER MINERALS INC COM
PBMD	PRIMA BIOMED LTD SPON ADR LVL II
PBN	CITIGROUP FDG INC NTS S&P BUYWRT
PBNC	PFS BNCORP INC ##

PBNY	PROVIDENT NEW YORK BANCORP COM
PBP	POWERSHARES GLOBAL ETF FD S&P 500 BUYWRT
PBR	PETROLEO BRASILEIRO SA PETROBR SPONSORED ADR
PBR.A	PETROLEO BRASILEIRO SA PETROBR SP ADR NON VTG
PBS	POWERSHARES ETF TRUST DYN MEDIA PORT
PBSK	POAGE BANKSHARES INC COM
PBT	PERMIAN BASIN RTY TR UNIT BEN INT
PBTC	Peoples BancTrust Company Inc. (The) - Common Stock
PBTH	PROLOR BIOTECH INC COM
PBTQ	POWERSHARES ETF TRUST II GLOBL BIOT ETF
PBW	POWERSHARES ETF TRUST WNDRHLL CLN EN
PBY	PEP BOYS MANNY MOE & JACK COM
PBYI	PUMA BIOTECHNOLOGY INC COM
PC	PANASONIC CORP ADR
PCA	POWERSHARES ETF TRUST II GRW & INC PORT
PCAP	PATRIOT CAPITAL FUNDING INC COM
PCAR	PACCAR INC COM
PCBC	PACIFIC CAP BANCORP NEW COM NEW
PCBCD	PACIFIC CAP BANCORP NEW COM NEW
PCBI	PEOPLES CMNTY BANCORP INC COM
PCBK	PACIFIC CONTINENTAL CORP COM
PCBS	PROVIDENT CMNTY BANCSHARES INC COM
PCC	PMC COML TR SH BEN INT
PCCC	P C CONNECTION COM
PCE	PACIFIC OFFICE PPTYS TR INC COM
PCE-	Provident Capital Trust III 10 1/4% Trust Preferred Securities
PCE-A	Provident Capital Trust IV 9.45% Trust Preferred Securities due 3/30/2031
PCE-A*	Provident Capital Trust IV 9.45% Trust Preferred Securities due 3/30/2031
PCEF	POWERSHARES ETF TRUST II CEF INC COMPST
PCF	PUTMAN HIGH INCOME SEC FUND SHS BEN INT
PCF$	Putnam High Income Securities Fund Shares of Beneficial Interest
PCG	PG&E CORP COM
PCG-A	PACIFIC GAS & ELEC CO PFD 1ST 6%
PCG-B	PACIFIC GAS & ELEC CO PFD 1ST 5.50%
PCG-C	PACIFIC GAS & ELEC CO PFD 1ST 5%
PCG-D	PACIFIC GAS & ELEC CO PFD 1ST 5%
PCG-E	PACIFIC GAS & ELEC CO PFD 1 SER A 5%
PCG-G	PACIFIC GAS & ELEC CO PFD 1ST 4.80%
PCG-H	PACIFIC GAS & ELEC CO PFD 1ST 4.50%
PCG-I	PACIFIC GAS & ELEC CO PFD 1ST 4.36%
PCGR	PC GROUP INC COM
PCH	POTLATCH CORP NEW COM
PCH#	POTLATCH CORP NEW EX DISTRIB
PCI	PIMCO DYNAMIC CR INCOME FD COM SHS
PCIS	Precis Inc. - Common Stock
PCK	PIMCO CALIF MUN INCOME FD II COM
PCL	PLUM CREEK TIMBER CO INC COM
PCLN	PRICELINE COM INC COM NEW
PCM	PCM FUND INC COM
PCMI	PCM INC COM
PCN	PIMCO CORPORATE INCOME STRATEG COM
PCNTF	Pacific Internet Limited - Ordinary Shares
PCO	PENDRELL CORP COM
PCOM	POINTS INTL LTD COM NEW
PCOP	Pharmacopeia Inc. - Common Stock
PCP	PRECISION CASTPARTS CORP COM
PCQ	PIMCO CA MUNICIPAL INCOME FD COM
PCR	PERINI CORP COM
PCR-	Perini Corp
PCR-*	Perini Corp
PCRX	PACIRA PHARMACEUTICALS INC COM

PCS	METROPCS COMMUNICATIONS INC COM
PCTI	PC-TEL INC COM
PCTY	PARTY CITY CP ##
PCU	SOUTHERN COPPER CORP COM
PCV	Citigroup Funding Inc.
PCV*	CITIGROUP FDG INC PACERS 2008
PCW	PCCW Limited American Depositary Shares (Each representing 10 Ordinary Shares)
PCX	PATRIOT COAL CORP COM
PCX#	PATRIOT COAL CORPORATION WI
PCY	POWERSHARES GLOBAL ETF TRUST SOVEREIGN DEBT
PCYC	PHARMACYCLICS INC COM
PCYG	PARK CITY GROUP INC COM NEW
PCYO	PURECYCLE CORP COM NEW
PCZ	PETRO-CDA COM
PD	Phelps Dodge Corporation Common Shares
PD#	Phelps Dodge Corporation Common Shares
PDA	BRF-BRASIL FOODS S A SPONSORED ADR
PDC	PIONEER DRILLING CO COM
PDCE	PDC ENERGY INC COM
PDCO	PATTERSON COMPANIES INC COM
PDD	CITIGROUP GLOBAL MKTS HLDGS NT 2% LK DJ 10
PDE	PRIDE INTL INC DEL COM
PDE#	PRIDE INTL INC DEL EX DISTRIB
PDEX	PRO-DEX INC COLO COM NEW
PDEXD	PRO-DEX INC COLO COM NEW
PDF	John Hancock Patriot Premium Dividend Fund I Common Shares
PDFS	PDF SOLUTIONS INC COM
PDG	Placer Dome Inc. Common Shares
PDGI	PHARMANET DEV GROUP INC COM
PDH	PETROLOGISTICS LP UNIT LTD PTH INT
PDI	PIMCO DYNAMIC INCOME FD SHS
PDII	PDI INC COM
PDJ	MORGAN STANLEY PROPELS 2011
PDL.A	PRESIDENTIAL RLTY CORP NEW CL A
PDL.B	PRESIDENTIAL RLTY CORP NEW CL B
PDLI	PDL BIOPHARMA INC COM
PDM	PIEDMONT OFFICE REALTY TR INC COM CL A
PDN	POWERSHARES GLOBAL ETF TRUST EX US SML PORT
PDNT	MERRILL LYNCH & CO INC NT LK DOW 2011
PDO	PYRAMID OIL CO COM
PDP	POWERSHARES ETF TRUST DWA TECH LDRS
PDQ	POWERSHARES GLOBAL ETF TRUST ASIA PC EX JAP
PDRT	PARTICLE DRILLING TECHNOLOGIES COM
PDS	PRECISION DRILLING CORP COM 2010
PDSN	PowerDsine Ltd. - Ordinary Shares
PDS^	PRECISION DRILLING TR RT
PDS^#	PRECISION DRILLING TR RT
PDT	HANCOCK JOHN PREMUIM DIV FD COM SH BEN INT
PDT$	John Hancock Patriot Premium Dividend Fund II Common Shares
PDW	CITIGROUP GLOBAL MKTS HLDGS NT DOW 1.5% 09
PDX	PEDIATRIX MEDICAL GROUP INC.
PDY	CITIGROUP GLOBAL MKTS HLDGS NT S&P 1.5% 09
PE-A	PECO ENERGY CO PFD $3.80
PE-A*	PECO ENERGY CO PFD $3.80
PE-B	PECO ENERGY CO PFD $4.30
PE-B*	PECO ENERGY CO PFD $4.30
PE-C	PECO ENERGY CO PFD $4.40
PE-C*	PECO ENERGY CO PFD $4.40
PE-D	PECO ENERGY CO PFD $4.68
PE-D*	PECO ENERGY CO PFD $4.68
PEAK	PEAK RESORTS INC COM

PEB	PEBBLEBROOK HOTEL TR COM
PEB-A	PEBBLEBROOK HOTEL TR PFD-A 7.875%
PEB-B	PEBBLEBROOK HOTEL TR PFD SER B
PEB-C	PEBBLEBROOK HOTEL TR PFD SER C 6.50%
PEBK	PEOPLES BANCORP N C INC COM
PEBO	PEOPLES BANCORP INC COM
PEC	PIKE ELECTRIC CORPORATION
PED	PETROFLOW ENERGY LTD COM
PED+	SmartPros Ltd
PEDE	Great Pee Dee Bancorp Inc. - Common Stock
PEDH	PEOPLES EDL HLDGS INC COM
PEDWS	SMARTPROS LTD WTS
PEER	INTELEPEER INC COM
PEET	PEETS COFFEE & TEA INC COM
PEF	POWERSHARES GLOBAL ETF TRUST EUROPE PORTFOL
PEFX	BlackRock S&P 500 Protected Equity Fund Inc. (The) - Closed End Fund
PEG	PUBLIC SVC ENTERPRISE GROUP COM
PEG#	Public Service Enterprise Group Incorporated Common Stock
PEG-A	PUBLIC SVC ELEC & GAS CO PFD 4.08%
PEG-A*	PUBLIC SVC ELEC & GAS CO PFD 4.08%
PEG-B	PUBLIC SVC ELEC & GAS CO PFD 4.18%
PEG-B*	PUBLIC SVC ELEC & GAS CO PFD 4.18%
PEG-C	PUBLIC SVC ELEC & GAS CO PFD 4.30%
PEG-C*	PUBLIC SVC ELEC & GAS CO PFD 4.30%
PEG-D	PUBLIC SVC ELEC & GAS CO PFD 5.05%
PEG-D*	PUBLIC SVC ELEC & GAS CO PFD 5.05%
PEG-E	PUBLIC SVC ELEC & GAS CO PFD 5.28%
PEG-E*	PUBLIC SVC ELEC & GAS CO PFD 5.28%
PEG-U	PSEG Funding Trust II 8.75% Preferred Securities
PEG-U*	PSEG Funding Trust II 8.75% Preferred Securities
PEGA	PEGASYSTEMS INC COM
PEGS	Pegasus Solutions Inc - Common Stock
PEH	POWERSHARES GLOBAL ETF TRUST DYN EUROPE PRT
PEI	PENNSYLVANIA RL ESTATE INVT TR SH BEN INT
PEI-A	PENNSYLVANIA RL ESTATE INVT TR 8.25% PFD CL A
PEI-A*	Pennsylvania Real Estate Investment Trust 11% Cumulative Non-convertible Senior Preferred Shares of Beneficial Interest
PEI-B	PENNSYLVANIA RL ESTATE INVT TR CUM RED PERP PFD
PEIX	PACIFIC ETHANOL INC COM PAR $.001
PEIXD	PACIFIC ETHANOL INC COM NEW
PEJ	POWERSHARES ETF TRUST DYN LSR & ENT
PEK	MARKET VECTORS ETF TR CHINA A SHS ETF
PEL	MORGAN STANLEY PROPEL.5%SP500
PEM	PRINCIPLED EQUITY MARKET FD SH BEN INT
PENN	PENN NATL GAMING INC COM
PENX	PENFORD CORP COM
PEO	PETROLEUM & RES CORP COM
PEOP	PEOPLES FED BANCSHARES INC COM
PEP	PEPSICO INC COM
PER	SANDRIDGE PERMIAN TR COM UNIT BEN INT
PERF	PERFUMANIA HLDGS INC COM NEW
PERI	PERION NETWORK LTD SHS
PERM	GLOBAL X FDS GLB X PERMETF
PERY	ELLIS PERRY INTL INC COM
PES	PIONEER ENERGY SVCS CORP COM
PESI	PERMA-FIX ENVIRONMENTAL SVCS COM
PET-A	PACIFIC ENTERPRISES PFD $4.36
PET-A*	PACIFIC ENTERPRISES PFD $4.36
PET-B	PACIFIC ENTERPRISES PFD $4.40
PET-B*	PACIFIC ENTERPRISES PFD $4.40
PET-C	PACIFIC ENTERPRISES PFD $4.50

PET-C*	PACIFIC ENTERPRISES PFD $4.50
PET-D	PACIFIC ENTERPRISES PFD $4.75
PET-D*	PACIFIC ENTERPRISES PFD $4.75
PETC	PETCO Animal Supplies Inc. - Common Stock
PETD	PDC ENERGY INC COM
PETDE	PETROLEUM DEV CP ##
PETM	PETSMART INC COM
PETS	PETMED EXPRESS INC COM
PETX	ARATANA THERAPEUTICS INC COM
PEX	Proshares Global Listed Private Equity ETF
PEX+	APEX BIOVENTURES ACQ CORP WT EX 060711
PEX=	APEX BIOVENTURES ACQ CORP UNIT
PEY	POWERSHARES ETF TRUST HI YLD EQ DVDN
PEZ	POWERSHARES ETF TRUST CON DISCRE SEC
PF	PINNACLE FOODS INC DEL COM
PFA	POWERSHARES GLOBAL ETF TRUST DEV INTL OPP
PFACP	PRO-FAC COOP INC PFD CL A
PFB	PFF Bancorp Inc. Common Stock
PFBC	PREFERRED BK LOS ANGELES CA COM NEW
PFBCD	PREFERRED BK LOS ANGELES CA COM NEW
PFBI	PREMIER FINL BANCORP INC COM
PFBIP	Premier Financial Bancorp Inc. - PFBI Capital Trust - 9.75% Preferred Securities
PFBX	PEOPLES FINL CORP MISS COM
PFCB	P F CHANGS CHINA BISTRO INC COM
PFCO	PAULA Financial - Common Stock
PFD	FLAHERTY & CRUMRINE PFD INC FD COM
PFDC	Peoples Bancorp - Common Stock
PFE	PFIZER INC COM
PFED	PARK BANCORP INC COM
PFEM	POWERSHARES ETF TRUST II FDMTL EMKLODBT
PFF	ISHARES TR US PFD STK IDX
PFG	PRINCIPAL FINL GROUP INC COM
PFG-B	PRINCIPAL FINL GROUP INC PFD B 6.518%
PFGC	Performance Food Group Company - Common Stock
PFH	CABCO TR FOR J C PENNEY DEBS CTF TR 7.625%
PFI	POWERSHARES ETF TRUST FINL SECT PORT
PFIG	POWERSHARES ETF TR II FND INV GR CP
PFIN	P & F INDS INC CL A NEW
PFK	PRUDENTIAL FINL INC NT FLT RETL 18
PFL	PIMCO INCOME STRATEGY FUND COM
PFLT	PENNANTPARK FLOATING RATE CAP COM
PFL^	PIMCO INCOME STRATEGY FUND RT
PFL^#	PIMCO INCOME STRATEGY FUND RT
PFM	POWERSHARES ETF TRUST DIV ACHV PRTF
PFMT	PERFORMANT FINL CORP COM
PFN	PIMCO INCOME STRATEGY FUND II COM
PFN^	PIMCO INCOME STRATEGY FUND II RT
PFN^#	PIMCO INCOME STRATEGY FUND II RT
PFO	FLAHERTY & CRUMRINE PFD INC OP COM
PFP	POWERSHARES GLOBAL ETF TRUST INTL EQTY PORT
PFPT	PROOFPOINT INC COM
PFS	PROVIDENT FINL SVCS INC COM
PFSB	PennFed Financial Services Inc. - Common Stock
PFSI	PENNYMAC FINL SVCS INC CL A
PFSL	Pocahontas Bancorp Inc. - Common Stock
PFSW	PFSWEB INC COM NEW
PFSWD	PFSWEB INC COM NEW
PFT	CITIGROUP FDG INC NT 1.75%NIKK09
PFV	Provident Financial Group Inc. 8.375% Senior Notes due July 15 2032
PFV*	Provident Financial Group Inc. 8.375% Senior Notes due July 15 2032
PFWD	PHASE FORWARD INC COM

PFX	PHOENIX COS INC NEW QUIBS 2032
PFXF	MARKET VECTORS ETF TR PFD SEC EXFINL
PG	PROCTER & GAMBLE CO COM
PG$	The Procter & Gamble Company Common Stock
PGC	PEAPACK-GLADSTONE FINL CORP COM
PGD	BARCLAYS BANK PLC IPATH AS GLF CUR
PGE-B	PRIME GROUP REALTY TRUST PFD SER B
PGEB	MERRILL LYNCH & CO INC NT BSK 97%2012
PGEM	PLY GEM HLDGS INC COM
PGF	POWERSHARES ETF TRUST FINL PFD PTFL
PGG.A	Morgan Stanley
PGG.A*	Morgan Stanley
PGH	PENGROWTH ENERGY CORP COM
PGI	PREMIERE GLOBAL SVCS INC COM
PGIC	Progressive Gaming International Corporation - Common Stock
PGICD	PROGRESSIVE GAMING INTL CORP COM NEW
PGJ	POWERSHARES ETF TRUST GOLDEN DRG CHINA
PGL	Peoples Energy Corporation Common Shares
PGLA	PROGEN PHARMACEUTICALS LIMITED SHS
PGLAF	Progen Industries Limited - Ordinary Shares
PGLAW	PROGEN PHARMACEUTICALS LIMITED WT EXP 052810
PGM	BARCLAYS BANK PLC ETN DJUBSPLATM38
PGM$	Putnam Investment Grade Municipal Trust Common Shares of Beneficial Interest
PGN	PROGRESS ENERGY INC COM
PGNX	PROGENICS PHARMACEUTICALS INC COM
PGO	POLYMER GROUP INC CL A
PGP	PIMCO GLOBAL STOCKSPLS INCM FD COM
PGR	PROGRESSIVE CORP OHIO COM
PGR#	The Progressive Corporation Common Shares
PGRX	PROSPECT GLOBAL RES INC COM
PGS	Petroleum Geo-Services ASA American Depositary Shares each representing one ordinary share of nominal value NOK 8.00 per share
PGTI	PGT INC COM
PGV	VELOCITY PORTFOLIO GROUP INC COM NEW
PGV-	VELOCITY PORTFOLIO GROUP INC PFD CV SER A NEW
PGWC	Pegasus Wireless Corp. (NV) - Common Stock
PGX	POWERSHARES GLOBAL ETF TRUST AGG PFD PORT
PGZ	POWERSHARES ETF TRUST AGGRESV GROWTH
PH	PARKER HANNIFIN CORP COM
PHA	PULTE GROUP INC 7.375% NT 2046
PHB	POWERSHARES GLOBAL ETF TRUST FDM HG YLD RAFI
PHC	PHC INC MASS CL A
PHD	PIONEER FLOATING RATE TR COM
PHDG	POWERSHARES ACTIVE MNG ETF TR S&P500 DWNHDGE
PHE	Merrill Lynch
PHEL	PETROLEUM HELICPT
PHELK	PETROLEUM HELICPT
PHF	PACHOLDER HIGH YIELD FD INC COM
PHG	KONINKLIJKE PHILIPS N V NY REG SH NEW
PHH	PHH CORP COM NEW
PHHM	PALM HARBOR HOMES COM
PHI	PHILIPPINE LONG DISTANCE TEL SPONSORED ADR
PHI-A	Philippine Long Distance Telephone Company Global Depositary Shares (Each representing one share of Series III Convertible Preferred Stock)
PHII	PHI INC COM VTG
PHIIK	PHI INC COM NON VTG
PHJ	POWERSHARES ETF TRUST HI GRW RT DIV
PHK	PIMCO HIGH INCOME FD COM SHS
PHLY	Philadelphia Consolidated Holding Corp. - Common Stock
PHM	PULTE GROUP INC COM
PHMD	PHOTOMEDEX INC COM PAR $0.01

PHMDD	PHOTOMEDEX INC COM PAR $0.01
PHO	POWERSHARES ETF TRUST WATER RESOURCE
PHR	PRUDENTIAL FINL INC JR SUB 9% 68
PHR*	PRUDENTIAL FINL INC JR SUB 9% 68
PHRM	Pharmion Corporation - Common Stock
PHS	PacifiCare Health Systems Inc. Common Stock Par Value $0.01
PHST	Pharsight Corporation - Common Stock
PHT	PIONEER HIGH INCOME TR COM
PHTN	Photon Dynamics Inc. - Common Stock
PHW	POWERSHARES ETF TRUST DYNAMIC HARDWA
PHWT	Photowatt Technologies Inc. - Common Shares
PHX	PANHANDLE OIL AND GAS INC CL A
PHY	Prospect Street High Income Portfolio Inc. Common Stock
PHYS	SPROTT PHYSICAL GOLD TRUST UNIT
PIA	INVESCO MUNI PREM INC TRST COM
PIC	POWERSHARES ETF TRUST DYN INS PTF
PICB	POWERSHARES ETF TRUST II INTL CORP BOND
PICK	ISHARES INC MSCI GL SL MET
PICO	PICO HLDGS INC COM NEW
PID	POWERSHARES ETF TRUST INTL DIV ACHV
PIE	POWERSHARES ETF TRUST II DWA EMRG MKTS
PIF	SPECIAL OPPORTUNITIES FD INC COM
PII	POLARIS INDS INC COM
PIII	PECO II INC COM NEW
PIIID	PECO II INC COM NEW
PIJ	PREFERRED PLUS TR FRD-1 TR 7.4%
PIJ*	PREFERRED PLUS TR FRD-1 TR 7.4%
PIK	Water Pik Technologies Inc. Common Stock
PIKE	PIKE ELEC CORP COM
PIL	Merrill Lynch Depositor Inc. PreferredPLUS 7.875% Trust Certificates Series BLC-1
PILL	ProxyMed Inc. - Common Stock
PIM	PUTNAM MASTER INTER INCOME TR SH BEN INT
PIM$	Putnam Master Intermediate Income Trust Shares of Beneficial Interest
PIN	POWERSHARES INDIA ETF TR INDIA PORT
PINN	PINNACLE GAS RESOURCES INC COM
PIO	POWERSHARES GLOBAL ETF TRUST GBL WTR PORT
PIP	PHARMATHENE INC COM
PIP+	PHARMATHENE INC WT EXP 072709
PIQ	POWERSHARES ETF TRUST MAGNIQUANT POR
PIR	PIER 1 IMPORTS INC COM
PIS	PREFERRED PLUS TR LMG-1 TR CTF
PIS*	PREFERRED PLUS TR LMG-1 TR CTF
PIV	POWERSHARES ETF TRUST S&P 500 HGH QLTY
PIXR	Pixar - Common Stock
PIY	PREFERRED PLUS TR CZN-1 TR CTF
PIZ	POWERSHARES ETF TRUST II DWA DEVEL MKTS
PJA	PREFERRED PLUS TR QWS-2 TR CTF
PJB	POWERSHARES ETF TRUST BNKING SEC POR
PJC	PIPER JAFFRAY COS COM
PJE	PREFERRED PLUS TR FMC-1 8.25%
PJE*	PREFERRED PLUS TR FMC-1 8.25%
PJF	POWERSHARES ETF TRUST DYNAM LRGCP PT
PJG	POWERSHARES ETF TRUST DYNAM MIDCP PT
PJH	PRUDENTIAL FINL INC JR SUB NT 52
PJI	PPLUS TR CTF GSG-1 A 6%
PJI*	PPLUS TR CTF GSG-1 A 6%
PJJ	PREFERRED PLUS TR ELP-1 TR CTF A
PJJ*	PREFERRED PLUS TR ELP-1 TR CTF A
PJK	Merrill Lynch Depositor Inc. PreferredPLUS Class A 7.05% Trust Certificates Series MSD-1
PJL	PREFERRED PLUS TR VER 1 A TR CTF
PJM	POWERSHARES ETF TRUST DYNAM SML CAP

PJO	POWERSHARES GLOBAL ETF TRUST JAPAN PORTFOLI
PJP	POWERSHARES ETF TRUST DYN PHRMA PORT
PJR	PREFERRED PLUS TR UPC-1 7.4% 28
PJR*	PREFERRED PLUS TR UPC-1 7.4% 28
PJS	PREFERRED PLUS TR FAR-1 7.55%28
PJT	PREFERRED PLUS TR GEC-1 A 6.05%
PJT*	PREFERRED PLUS TR GEC-1 A 6.05%
PJV	Merrill Lynch Depositor Inc. PreferredPlus Trust Series GRC-1 (Goodrich Corporation) PreferredPlus 7.875% Trust Certificates
PJW	Merrill Lynch Depositor Inc. PPLUS Trust Series PMC-1 (Philip Morris Companies Inc.) PPLUS Class A 6.50% Trust Certificates
PJZ	PPLUS TR CTF VAL7.25%32
PJZ*	PPLUS TR CTF VAL7.25%32
PKB	POWERSHARES ETF TRUST DYN BLDG CNSTR
PKBK	PARKE BANCORP INC COM
PKD	PARKER DRILLING CO COM
PKDY	Packaging Dynamics Corporation - When-Issued Common Stock
PKE	PARK ELECTROCHEMICAL CORP COM
PKG	PACKAGING CORP AMER COM
PKH	PREFERRED PLUS TR QWS-1 TR CTF
PKI	PERKINELMER INC COM
PKJ	PREFERRED PLUS TR CTR-1 8% 2009
PKK	PREFERRED PLUS TR LMG-2 TR CTF
PKK*	PREFERRED PLUS TR LMG-2 TR CTF
PKM	PREFERRED PLUS TR ALL-1 CTF A
PKM*	PREFERRED PLUS TR ALL-1 CTF A
PKN	POWERSHARES ETF TR II GLB NUCLR ENRG
PKO	PIMCO INCOME OPPORTUNITY FD COM
PKOH	PARK OHIO HLDGS CORP COM
PKOL	POWERSHARES ETF TRUST II GLOBL COAL ETF
PKS	Six Flags Inc. Common Stock
PKS-B	Six Flags Inc. Preferred Income Equity Redeemable Shares(PIERS) consisting of Depositary Shares
PKT	PROCERA NETWORKS INC COM NEW
PKTR	Packeteer Inc. - Common Stock
PKW	POWERSHARES ETF TRUST DYNA BUYBK ACH
PKX	POSCO SPONSORED ADR
PKY	PARKWAY PPTYS INC COM
PKY-D	PARKWAY PPTYS INC PFD SER D 8%
PL	PROTECTIVE LIFE CORP COM
PL-A	PLC CAP TR IV TOPRS GTD
PL-B	PLC CAP TR V TOPRS 6.125 34
PL-C	PROTECTIVE LIFE CORP SUB DEB 42
PL-D	PROTECTIVE LIFE CORP CAP SECS 7.25%
PL-E	PROTECTIVE LIFE CORP SUB DEB 42
PL-S	PLC CAPITAL TRUST III TOPRS 7.5%
PLA	PLAYBOY ENTERPRISES INC CL B
PLA.A	PLAYBOY ENTERPRISES INC CL A
PLAB	PHOTRONICS INC COM
PLAY	DAVE & BUSTERS ENTMT INC COM
PLB	American Italian Pasta Company Class A Convertible Common Stock
PLBC	PLUMAS BANCORP COM
PLC	PLC Systems Inc
PLCC	PAULSON CAP CORP COM
PLCE	CHILDRENS PL RETAIL STORES INC COM
PLCM	POLYCOM INC COM
PLD	PROLOGIS INC COM
PLD-F	PROLOGIS PFD F 6.75% 08
PLD-G	PROLOGIS PFD G 6.75%
PLD-L	PROLOGIS INC PFD SER L 6.5%
PLD-L*	PROLOGIS INC PFD SER L 6.5%
PLD-M	PROLOGIS INC PFD M 6.75%

PLD-M*	PROLOGIS INC PFD M 6.75%
PLD-O	PROLOGIS INC PFD 7.0% SER O
PLD-O*	PROLOGIS INC PFD 7.0% SER O
PLD-P	PROLOGIS INC PFD P 6.85%
PLD-P*	PROLOGIS INC PFD P 6.85%
PLD-R	PROLOGIS INC PFD SER R
PLD-R*	PROLOGIS INC PFD SER R
PLD-S	PROLOGIS INC PFD SER S
PLD-S*	PROLOGIS INC PFD SER S
PLE	Pinnacle Bancshares Inc
PLFE	PRESIDENTIAL LIFE CORP COM
PLG	PLATINUM GROUP METALS LTD COM NEW
PLI	PROLIANCE INTL INC COM
PLJC	CITIGROUP FDG INC NT LK IDX 2009
PLK	POWERSHARES ACTIVE MNG ETF TR LOW DURAT PORT
PLL	PALL CORP COM
PLLL	PARALLEL PETE CORP DEL COM
PLM	POLYMET MINING CORP COM
PLMD	PolyMedica Corporation - Common Stock
PLMT	PALMETTO BANCSHARES INC COM NEW
PLM^	POLYMET MINING CORP RT EXP 070313
PLM^#	POLYMET MINING CORP RT EXP 070313
PLND	MARKET VECTORS ETF TR VECTRS POL ETF
PLNR	PLANAR SYS INC COM
PLO	Morgan Stanley
PLOW	DOUGLAS DYNAMICS INC COM
PLP	PROTECTIVE LIFE CORP 8.0% SR NT 2024
PLPC	PREFORMED LINE PRODS CO COM
PLPM	PLANET PAYMENT INC SHS
PLR	CITIGROUP FDG INC PRN PRT NT RUS
PLS	PPL ENERGY SUPPLY LLC SR NT 7% 0746
PLSB	PULSE BEVERAGE CORP COM
PLT	PLANTRONICS INC NEW COM
PLTE	Claymont Steel Holdings Inc. - Common Stock
PLTM	FIRST TR ISE GLBL PLAT INDX FD COM
PLUG	PLUG POWER INC COM NEW
PLUGD	PLUG POWER INC COM NEW
PLUS	EPLUS INC COM
PLV	PPL CAP FDG INC SR NT
PLV*	PPL CAP FDG INC SR NT
PLW	POWERSHARES GLOBAL ETF TRUST I-30 LAD TREAS
PLX	PROTALIX BIOTHERAPEUTICS INC COM
PLXS	PLEXUS CORP COM
PLXT	PLX TECHNOLOGY INC COM
PM	PHILIP MORRIS INTL INC COM
PM#	PHILIP MORRIS INTERNATIONAL INC
PMA	POWERSHARES ACTIVE MNG ETF TR MEGA CAP PORT
PMACA	PMA CAP CORP CL A
PMB-	PREMIER CAP TR I PFD TR SECS
PMB-*	PREMIER CAP TR I PFD TR SECS
PMBC	PACIFIC MERCANTILE BANCORP COM
PMC	PHARMERICA CORP COM
PMC#	PHARMERICA CORPORATION
PMCA	PROVIDENT MTG CAP ASSOCS INC COM
PMCS	PMC-SIERRA INC COM
PMD	PSYCHEMEDICS CORP COM NEW
PME	PINGTAN MARINE ENTERPRISE LTD SHS
PMEWW	PINGTAN MARINE ENTERPRISE LTD WT EXP 022618
PMF	PIMCO MUNICIPAL INCOME FD COM
PMFG	PMFG INC COM
PMG	Putnam Municipal Bond Fund Common Shares of Beneficial Interest

PMG$	Putnam Municipal Bond Fund Common Shares of Beneficial Interest
PMH	Putnam Tax-Free Health Care Fund Common Shares of Beneficial Interest
PMI	PMI GROUP INC COM
PMI-A	The PMI Group Inc. 5.875% Hybrid Income Term Security Units (HITS) (Corporate Units)
PMIC	PENN MILLERS HLDG CORP COM
PMID	Pyramid Breweries Inc. - Common Stock
PMII	POWER MED INTERVENTIONS INC COM
PMK	PMA CAP CORP NT SR 8.50% 18
PML	PIMCO MUN INCOME FD II COM
PMM	PUTNAM MANAGED MUN INCOM TR COM
PMM$	Putnam Managed Municipal Income Trust Shares of Beneficial Interest
PMN	Putnam New York Investment Grade Municipal Trust
PMNA	POWERSHARES ETF TRUST II MENA FRNTR ETF
PMO	PUTNAM MUN OPPORTUNITIES TR SH BEN INT
PMO$	Putnam Municipal Opportunities Trust Common Shares of Beneficial Interest
PMR	POWERSHARES ETF TRUST DYN RETAIL PTF
PMRY	POMEROY IT SOLUTIONS INC COM
PMRYE	Pomeroy IT Solutions Inc. - Common Stock
PMT	PENNYMAC MTG INVT TR COM
PMTC	PTC INC COM
PMTCD	Parametric Technology Corporation - Common Stock
PMTI	PALOMAR MED TECHNOLOGIES INC COM NEW
PMTR	Pemstar Inc. - Common Stock
PMU	PACIFIC RIM MNG CORP COM NEW
PMX	PIMCO MUN INCOME FD III COM
PMY	CREDIT SUISSE NASSAU BRH MLCX MTL ETN23
PNB	PANAMERICAN BANCORP NEW
PNB+	PanAmerican Bancorp
PNBC	PRINCETON NATL BANCORP INC COM
PNBK	PATRIOT NATL BANCORP INC COM
PNC	PNC FINL SVCS GROUP INC COM
PNC+	PNC FINL SVCS GROUP INC WT EXP 123118
PNC-C	PNC FINL SVCS GROUP INC PFD C CV $1.60
PNC-C*	PNC FINL SVCS GROUP INC PFD C CV $1.60
PNC-D	PNC FINL SVCS GROUP INC PFD CV D $1.80
PNC-D*	PNC FINL SVCS GROUP INC PFD CV D $1.80
PNC-L	PNC FINL SVCS GROUP INC DEP PFD SER L
PNC-L*	PNC FINL SVCS GROUP INC DEP PFD SER L
PNC-P	PNC FINL SVCS GROUP INC DEPOSITARY SHS R
PNC-Q	PNC FINL SVCS GROUP INC DEP REPSTG 1/400
PNCL	PINNACLE AIRL CORP COM
PNF	PIMCO NY MUNICIPAL INCOME FD COM
PNFP	PINNACLE FINL PARTNERS INC COM
PNG	PAA NAT GAS STORAGE L P COM UNIT LTD
PNH	PNC CAPITAL TR E 7.75% TR PFD
PNH*	PNC CAPITAL TR E 7.75% TR PFD
PNI	PIMCO NEW YORK MUN FD II COM
PNJ	CITIGROUP GLOBAL MKTS HLDGS NT 2.5% 102810
PNK	PINNACLE ENTMT INC COM
PNM	PNM RES INC COM
PNM-A	PNM Resources Inc. 6.75% Equity Units
PNNT	PENNANTPARK INVT CORP COM
PNNW	PENNICHUCK CORP COM NEW
PNO	Path 1 Network Technologies Inc
PNO+	Path 1 Network Technologies Inc
PNOWS	PATH 1 NETWORK WT
PNP	Pan Pacific Retail Properties Inc. Common Stock
PNQI	POWERSHARES ETF TRUST NASD INTNT ETF
PNR	PENTAIR LTD SHS
PNR#	PENTAIR LTD SHS
PNRA	PANERA BREAD CO CL A

PNRG	PRIMEENERGY CORP COM
PNS	PINNACLE DATA SYS INC COM
PNSN	PENSON WORLDWIDE INC COM
PNTA	PENNANTPARK INVT CORP SR NT 25
PNTR	POINTER TELOCATION LTD SHS
PNU	PNC CAP TR D CAP SECS 6.125
PNU*	PNC CAP TR D CAP SECS 6.125
PNW	PINNACLE WEST CAP CORP COM
PNX	PHOENIX COS INC NEW COM NEW
PNX-A	The Phoenix Companies Inc. Corporate Units
PNXQ	POWERSHARES ETF TRUST NXQ PORT
PNY	PIEDMONT NAT GAS INC COM
POCC	Penn Octane Corporation - Common Stock
POCI	PRECISION OPTICS CP
PODD	INSULET CORP COM
POH	PUBLIC SERVICE CO OKLA NT SR B 6%2032
POL	POLYONE CORP COM
POLXF	POLYDEX PHARMACEUTICALS LTD COM PAR $0.016
POM	PEPCO HOLDINGS INC COM
PONE	PROTECTION ONE INC COM NEW
PONR	Pioneer Companies Inc. - Common Stock
POOL	POOL CORPORATION COM
POP	Pope & Talbot Inc. Common Stock
POPE	POPE RES DEL LTD PARTNERSHIP DEPOSITRY RCPT
POPEZ	Pope Resources - Depositary Receipts of Limited Partnership Units
POR	PORTLAND GEN ELEC CO COM NEW
POR#	PORTLAND GENERAL ELECTRIC COMPANY
PORK	Premium Standard Farms Inc. - common stock
POS	Catalina Marketing Corporation Common Stock
POSH	BabyUniverse Inc. - Common Stock
POSHD	BabyUniverse Inc. - Common Stock
POSS	Possis Medical Inc. - Common Stock
POST	POST HLDGS INC COM
POST#	POST HLDGS INC COM
POT	POTASH CORP SASK INC COM
POTP	Point Therapeutics Inc - Common Stock
POW	ISE CCM ALTERNATIVE XXX
POWI	POWER INTEGRATIONS INC COM
POWL	POWELL INDS INC COM
POWR	POWERSECURE INTL INC COM
POZN	POZEN INC COM
PP	Pipex Pharmaceuticals Inc
PPA	POWERSHARES ETF TRUST AERSPC DEF PTF
PPB	Merrill Lynch Depositor Inc. PreferredPLUS 7.30% Trust Certificates Series BLS-1 (Issued by BellSouth Telecommunications Inc.) due December 1 2095
PPBI	PACIFIC PREMIER BANCORP COM
PPC	PILGRIMS PRIDE CORP NEW COM
PPCO	PENWEST PHARMACEUTICALS CO COM
PPD	PRE PAID LEGAL SVCS INC COM
PPDI	PHARMACEUTICAL PROD DEV INC COM
PPE	LEHMAN BROS HLDGS INC ETN OPTA S&P38
PPF	John Hancock Patriot Preferred Dividend Fund Common Shares of Beneficial Interest
PPG	PPG INDS INC COM
PPH	MARKET VECTORS ETF TR PHARMACEUTICAL
PPHM	PEREGRINE PHARMACEUTICALS INC COM NEW
PPHMD	PEREGRINE PHARMACEUTICALS INC COM NEW
PPI	CITIGROUP FDG INC NT D EAFE 09
PPJ	CITIGROUP FDG INC NT PRIN LK DJ
PPK	CITIGROUP FDG INC PACERS EBAY 09
PPL	PPL CORP COM
PPL-A	PPL ELEC UTILS CORP PFD 4.40%

PPL-A*	PPL ELEC UTILS CORP PFD 4.40%
PPL-B	PPL ELEC UTILS CORP PFD 4.50%
PPL-B*	PPL ELEC UTILS CORP PFD 4.50%
PPL-U	PPL CORP CORP UNIT
PPL-W	PPL CORP CORP UNIT CONSIS
PPLT	ETFS PLATINUM TR SH BEN INT
PPM	INVESTMENT GRADE MUN INCOME FD COM
PPN	CITIGROUP GLOBAL MKTS HLDGS NT PRN 2% DJIA
PPO	POLYPORE INTL INC COM
PPP	PRIMERO MNG CORP COM
PPR	ING PRIME RATE TR SH BEN INT
PPS	POST PPTYS INC COM
PPS-A	POST PPTYS INC PFD A 8.5%
PPS-B	POST PPTYS INC PFD B 7.625%
PPS-B*	POST PPTYS INC PFD B 7.625%
PPSI	PIONEER PWR SOLUTIONS INC COM NEW
PPT	PUTNAM PREMIER INCOME TR SH BEN INT
PPT$	Putnam Premier Income Trust Shares of Beneficial Interest
PPTV	PPT VISION INC
PPV.C	UBS AG
PPV.E	UBS AG
PPV.G	UBS AG
PPV.H	UBS AG
PPV.I	UBS AG
PPV.J	UBS AG
PPV.K	UBS AG
PPV.L	UBS AG
PPV.M	UBS AG
PPV.N	UBS AG
PPV.O	UBS AG
PPV.P	UBS AG
PPV.Q	UBS AG
PPV.R	UBS AG
PPW-	PACIFICORP PFD 5%
PPX	PPL CAP FDG INC JR SUB NT-B 73
PPY	MORGAN STANLEY MPS 2.8% DJHYS
PPZ.A	UBS AG
PPZ.B	UBS AG
PPZ.C	UBS AG
PQ	PETROQUEST ENERGY INC COM
PQBW	POWERSHARES GLOBAL ETF FD NASD100BUYWRIT
PQE	ProQuest Company Common Stock
PQSC	POWERSHARES ETF TRUST FTSE NDAQ SMCP
PQU	CITIGROUP GLOBAL MKTS HLDGS PRIN PROT N100
PQY	POWERSHARES ACTIVE MNG ETF TR ALPHAQ FD
PQZ	POWERSHARES ACTIVE MNG ETF TR ALPHA MULT CAP
PR	Price Communications Corporation Voting Common Stock
PRA	PROASSURANCE CORP COM
PRAA	PORTFOLIO RECOVERY ASSOCS INC COM
PRAI	PRA International - Common Stock par value $0.01 per share
PRAN	PRANA BIOTECHNOLOGY LTD SPONSORED ADR
PRB	MARKET VECTORS ETF TR PRE-RF MUN ETF
PRC	PETRO RES CORP COM
PRCP	PERCEPTRON INC COM
PRCS	PRAECIS PHARMACEUTICALS INCORPORATED - Common Stock
PRD	PRIMUS GUARANTY LTD NT 7% 122736
PRE	PARTNERRE LTD COM
PRE-C	PARTNERRE LTD PFD C 6.75%
PRE-C*	PARTNERRE LTD PFD C 6.75%
PRE-D	PARTNERRE LTD PFD SER D 6.5%
PRE-E	PARTNERRE LTD PFD SER E

PRE-F	PARTNERRE LTD REDPFD SHS SER F
PRE-T	PartnerRe Capital Trust I 7.90% Preferred Securites
PRE-T*	PartnerRe Capital Trust I 7.90% Preferred Securites
PREM	Premier Community Bankshares Inc - Common Stock
PRF	POWERSHARES ETF TRUST FTSE RAFI 1000
PRFE	POWERSHARES ETF TRUST FTSERAFI ENERG
PRFF	POWERSHARES ETF TRUST FTSERAFI FINAN
PRFG	POWERSHARES ETF TRUST FR CONSUMR GDS
PRFH	POWERSHARES ETF TRUST FTSE HLTHCARE
PRFM	POWERSHARES ETF TRUST FTSE BSIC MATL
PRFN	POWERSHARES ETF TRUST FTSE RAFI INDS
PRFQ	POWERSHARES ETF TRUST FTSE TELE TECH
PRFS	POWERSHARES ETF TRUST FTSE CONSMR SV
PRFT	PERFICIENT INC COM
PRFU	POWERSHARES ETF TRUST FTSE RAFI UTIL
PRFZ	POWERSHARES ETF TRUST FTSE US1500 SM
PRG	Paragon Real Estate Equity and Investment Trust
PRGN	PARAGON SHIPPING INC CL A NEW
PRGO	PERRIGO CO COM
PRGS	PROGRESS SOFTWARE CORP COM
PRGX	PRGX GLOBAL INC COM NEW
PRGXD	PRG-Schultz International Inc. New Common Stock
PRH	PRUDENTIAL FINL INC JR SUB NT 53
PRH+A	VitaCube Systems Holdings Inc
PRH+B	VitaCube Systems Holdings Inc
PRHWA	VITACUBE SYSTEMS WTS
PRHWB	VITACUBE SYSTEMS WTS
PRI	PRIMERICA INC COM
PRIM	PRIMORIS SVCS CORP COM
PRIMU	PRIMORIS SVCS CORP UNIT EX 100210
PRIMW	PRIMORIS SVCS CORP WT EXP 100210
PRIS	PROMOTORA DE INFORMACIONES SA ADR CL A SHS
PRIS#	PROMOTORA DE INFORMACIONES SA ADR CL A SHS
PRIS.B	PROMOTORA DE INFORMACIONES SA ADR CL B CONV
PRIS.B#	PROMOTORA DE INFORMACIONES SA ADR CL B CONV
PRK	PARK NATL CORP COM
PRKR	PARKERVISION INC COM
PRLB	PROTO LABS INC COM
PRLS	PEERLESS SYS CORP COM
PRM	PRIMEDIA INC COM NEW
PRMW	PRIMO WTR CORP COM
PRN	POWERSHARES ETF TRUST INDL SECT PORT
PRO	PROS HOLDINGS INC COM
PROG	Programmer's Paradise Inc. - Common Stock
PROJ	DELTEK INC COM
PROS	ProCentury Corporation - Common Stock
PROV	PROVIDENT FINL HLDGS INC COM
PRPH	PROPHASE LABS INC COM
PRPL	PURPLE COMMUNICATIONS INC COM
PRPX	PORTEC RAIL PRODS INC COM
PRS	PRIMUS GUARANTY LTD SHS
PRSC	PROVIDENCE SVC CORP COM
PRSP	PROSPERITY BANCSHARES INC COM
PRSS	CAFEPRESS INC COM
PRST	PRESSTEK INC COM
PRTA	PROTHENA CORP PLC SHS
PRTAV	PROTHENA CORP PLC SHS
PRTL	Primus Telecommunications Group Inc. - Common Stock
PRTR	Partners Trust Financial Group Inc. - Common Stock
PRTS	U.S. AUTO PARTS NETWORK INC COM
PRU	PRUDENTIAL FINL INC COM

PRVD	Provide Commerce Inc. Common Stock
PRVT	PRIVATE MEDIA GROUP INC COM NEW
PRVTD	PRIVATE MEDIA GROUP INC COM NEW
PRVU	PREVU INCORP COM
PRW	Pro-Pharmaceuticals Inc
PRWT	PREMIERWEST BANCORP COM NEW
PRWTD	PREMIERWEST BANCORP COM NEW
PRX	PAR PHARMACEUTICAL COS INC COM
PRXI	PREMIER EXIBITIONS INC COM
PRXL	PAREXEL INTL CORP COM
PRXM	PROXIM WIRELESS CORP COM
PRY	PROSPECT CAPITAL CORPORATION SR NT
PRZ	PainCare Holdings Inc
PSA	PUBLIC STORAGE COM
PSA-A	PUBLIC STORAGE PFD 1/1000 A
PSA-A*	PUBLIC STORAGE PFD 1/1000 A
PSA-B	PUBLIC STORAGE PFD 1/1000 B
PSA-B*	PUBLIC STORAGE PFD 1/1000 B
PSA-C	PUBLIC STORAGE PFD 1/1000 C
PSA-C*	PUBLIC STORAGE PFD 1/1000 C
PSA-D	PUBLIC STORAGE PFD D 1/1000
PSA-D*	PUBLIC STORAGE PFD D 1/1000
PSA-E	PUBLIC STORAGE PFD DP 1/1000E
PSA-E*	PUBLIC STORAGE PFD DP 1/1000E
PSA-F	PUBLIC STORAGE PFD F 1/1000
PSA-F*	PUBLIC STORAGE PFD F 1/1000
PSA-G	PUBLIC STORAGE PFD 1/1000 G
PSA-G*	PUBLIC STORAGE PFD 1/1000 G
PSA-H	PUBLIC STORAGE PFD H DP1/1000
PSA-H*	PUBLIC STORAGE PFD H DP1/1000
PSA-I	PUBLIC STORAGE PFD 1/1000 I
PSA-I*	PUBLIC STORAGE PFD 1/1000 I
PSA-K	PUBLIC STORAGE PFD K 1/1000
PSA-K*	PUBLIC STORAGE PFD K 1/1000
PSA-L	PUBLIC STORAGE PFD L 1/1000TH
PSA-L*	PUBLIC STORAGE PFD L 1/1000TH
PSA-M	PUBLIC STORAGE 1/1000 PFD M
PSA-M*	PUBLIC STORAGE 1/1000 PFD M
PSA-N	PUBLIC STORAGE PFD DP 1/1000N
PSA-N*	PUBLIC STORAGE PFD DP 1/1000N
PSA-O	PUBLIC STORAGE DEP SHS PFD-O
PSA-P	PUBLIC STORAGE PFD SHS SER P
PSA-Q	PUBLIC STORAGE PFD SHS SER Q
PSA-Q*	Public Storage Inc. Depositary Shares Each Representing 1/1
PSA-R	PUBLIC STORAGE PFD SER R
PSA-R*	Public Storage Inc. Depositary Shares Each Representing 1/1
PSA-S	PUBLIC STORAGE DEP SH REPSTG
PSA-S*	Public Storage Inc. Depositary Shares Each Representing 1/1
PSA-T	PUBLIC STORAGE PFD T 1/1000TH
PSA-T*	Public Storage Inc. Depositary Shares Each Representing 1/1
PSA-U	PUBLIC STORAGE DEP SHS PFD-U
PSA-U*	Public Storage Inc. Depositary Shares Each Representing 1/1
PSA-V	PUBLIC STORAGE DEP1/1000THPFD
PSA-V*	PUBLIC STORAGE PFD 1/1000V7.5
PSA-W	PUBLIC STORAGE DEPSH1/1000PFD W
PSA-W*	PUBLIC STORAGE PFD W 1 /1000
PSA-X	PUBLIC STORAGE DEP 1/1000 PFD X
PSA-X*	PUBLIC STORAGE PFD 1/1000 X
PSA-Z	PUBLIC STORAGE PFD 1/1000 Z
PSA-Z*	PUBLIC STORAGE PFD 1/1000 Z
PSA.A	PUBLIC STORAGE COM A DP1/1000

PSA.A*	PUBLIC STORAGE COM A DP1/1000
PSAI	Pediatric Services of America Inc. - Common Stock
PSAU	POWERSHARES ETF TRUST II GLOB GLD&P ETF
PSB	PS BUSINESS PKS INC CALIF COM
PSB-D	PS Business Parks Inc - Preferred Stock
PSB-D*	PS Business Parks Inc - Preferred Stock
PSB-F	PS Business Parks Inc
PSB-F*	PS Business Parks Inc
PSB-H	PS BUSINESS PKS INC CALIF PFD DP1/1000 H
PSB-H*	PS BUSINESS PKS INC CALIF PFD DP1/1000 H
PSB-I	PS BUSINESS PKS INC CALIF PFD DP1/1000 I
PSB-I*	PS BUSINESS PKS INC CALIF PFD DP1/1000 I
PSB-K	PS BUSINESS PKS INC CALIF PFD DP1/1000 K
PSB-K*	PS BUSINESS PKS INC CALIF PFD DP1/1000 K
PSB-L	PS BUSINESS PKS INC CALIF PFD DP1/1000 L
PSB-L*	PS BUSINESS PKS INC CALIF PFD DP1/1000 L
PSB-M	PS BUSINESS PKS INC CALIF PFD DP1/1000 M
PSB-M*	PS BUSINESS PKS INC CALIF PFD DP1/1000 M
PSB-O	PS BUSINESS PKS INC CALIF PFD DP1/1000 O
PSB-O*	PS BUSINESS PKS INC CALIF PFD DP1/1000 O
PSB-P	PS BUSINESS PKS INC CALIF PFD DP1/1000 P
PSB-P*	PS BUSINESS PKS INC CALIF PFD DP1/1000 P
PSB-R	PS BUSINESS PKS INC CALIF DEP SHS 1/1000
PSB-S	PS BUSINESS PKS INC CALIF DEP SHS PFD S
PSB-T	PS BUSINESS PKS INC CALIF DEP SHS REPSTG 1
PSB-U	PS BUSINESS PKS INC CALIF S R1/1000 PF U
PSB-V	PS BUSINESS PKS INC CALIF DEP1/1000 PFD V
PSBC	PACIFIC STATE BANCORP CA COM
PSBH	PSB HLDGS INC COM
PSBI	PSB Bancorp Inc. - Common Stock
PSC	CITIGROUP GLOBAL MKTS HLDGS ELKS S&P500 10
PSCC	POWERSHARES ETF TR II S&P SMCP CONSU
PSCD	POWERSHARES ETF TR II S&P SMCP C DIS
PSCE	POWERSHARES ETF TR II S&P SMCP ENE P
PSCF	POWERSHARES ETF TR II S&P SMCP FIN P
PSCH	POWERSHARES ETF TR II S&P SMCP HC PO
PSCI	POWERSHARES ETF TR II S&P SMCP IND P
PSCM	POWERSHARES ETF TR II S&P SMCP MAT P
PSCT	POWERSHARES ETF TR II S&P SMCP IT PO
PSCU	POWERSHARES ETF TR II S&P SMCP UTI P
PSD	PUGET ENERGY INC NEW COM
PSD-	Puget Sound Energy Capital Trust II 8.40% Trust Originated Preferred Securities (TOPrs) due June 30 2041
PSD-*	Puget Sound Energy Capital Trust II 8.40% Trust Originated Preferred Securities (TOPrs) due June 30 2041
PSDV	PSIVIDA CORP COM
PSDVV	PSIVIDA CORP COM
PSE	PIONEER SOUTHWST ENRG PRTNR LP UNIT LP INT
PSEC	PROSPECT CAPITAL CORPORATION COM
PSEM	PERICOM SEMICONDUCTOR CORP COM
PSF	COHEN & STEERS SLT PFD INCM FD COM
PSFC	PEOPLES-SIDNEY FIN##
PSI	POWERSHARES ETF TRUST DYN SEMCT PORT
PSID	POSITIVEID CORP COM NEW
PSIT	PSi Technologies Holdings Inc. - American Depositary Shares
PSIX	POWER SOLUTIONS INTL INC COM NEW
PSJ	POWERSHARES ETF TRUST DYN SFTWR PORT
PSK	SPDR SERIES TRUST WELLS FG PFD ETF
PSL	POWERSHARES ETF TRUST CON STAPLE SEC
PSLV	SPROTT PHYSICAL SILVER TR TR UNIT
PSMI	PEREGRINE SEMICONDUCTOR CORP COM
PSMT	PRICESMART INC COM
PSMTR	PriceSmart Inc. Rights

PSO	PEARSON PLC SPONSORED ADR
PSOF	PANSOFT COMPANY LIMITED SHS
PSP	POWERSHARES ETF TRUST GBL LSTD PVT EQT
PSP.B	Lehman Brothers
PSPT	PeopleSupport Inc. - Common Stock
PSQ	PROSHARES TR PSHS SHORT QQQ
PSR	POWERSHARES ACTIVE MNG ETF TR US REAL EST FD
PSS	COLLECTIVE BRANDS INC COM
PSSI	PSS WORLD MED INC COM
PST	PROSHARES TR PSHS ULSHT 7-10Y
PSTA	MONTEREY GOURMET FOODS INC COM
PSTB	PARK STERLING CORP COM
PSTI	PLURISTEM THERAPEUTICS INC COM
PSTL	POWERSHARES ETF TRUST II GLOBAL STL ETF
PSTR	POSTROCK ENERGY CORP COM
PSUN	PACIFIC SUNWEAR CALIF INC COM
PSVE	Passave Inc. Common Stock
PSW	BLACKROCK CREDIT ALL INC TR I COM
PSX	PHILLIPS 66 COM
PSX#	PHILLIPS 66 COM
PSY	BLACKROCK CREDIT ALL INC TR II COM
PSYS	PARADIGM SYS SOLUTIONS INC COM
PSZ.A	Lehman Brothers
PSZ.C	Lehman Brothers
PSZ.D	Lehman Brothers
PSZ.E	Lehman Brothers Holdings Inc.
PSZ.F	Lehman Brothers Holdings Inc.
PT	PORTUGAL TELECOM SGPS S A SPONSORED ADR
PTA	Penn Treaty American Corporation Common Stock par value $.10 per share
PTC	PAR TECHNOLOGY CORP COM
PTD	UBS AG JERSEY BRH SHRT PLATN ETN18
PTE	POWERSHARES ETF TRUST DYNAMIC TELECO
PTEC	PHOENIX TECHNOLOGY LTD COM
PTEK	POKERTEK INC COM NEW
PTEKD	POKERTEK INC COM NEW
PTEN	PATTERSON UTI ENERGY INC COM
PTF	POWERSHARES ETF TRUST TECH SECT PORT
PTG	PARAGON TECHNOLOGIES INC COM
PTGI	PRIMUS TELECOMMUNICATIONS GRP COM
PTH	POWERSHARES ETF TRUST HLTHCR SEC POR
PTI	IGATE COMPUTER SYS LTD SPONSORED ADR
PTIE	PAIN THERAPEUTICS INC COM
PTIL	Protherics Plc - American depositary shares
PTIX	PERFORMANCE TECHNOLOGIES INC COM
PTJ	POWERSHARES ETF TRUST HLTHCR SVC POR
PTLA	PORTOLA PHARMACEUTICALS INC COM
PTM	UBS AG JERSEY BRH LONG PLATN ETN18
PTMK	Pathmark Stores Inc. - Common Stock
PTMKW	Pathmark Stores Inc. - Warrants
PTN	PALATIN TECHNOLOGIES INC COM PAR $ .01
PTNR	PARTNER COMMUNICATIONS CO LTD ADR
PTNT	INTERNET PATENTS CORP COM
PTNX	Printronix Inc. - Common Stock
PTO	POWERSHARES ETF TRUST II COMPLTN PORTFLIO
PTP	PLATINUM UNDERWRITER HLDGS LTD COM
PTP-A	PLATINUM UNDERWRITER HLDGS LTD PFD CONV SER A
PTR	PETROCHINA CO LTD SPONSORED ADR
PTRP	POWERSHARES ETF TRUST II GLOBL TRAN ETF
PTRY	PANTRY INC COM
PTS	CITIGROUP FDG INC NT S&P500 2008
PTSI	P A M TRANSN SVCS INC COM

PTSX	POINT 360 COM
PTT	VCG Holding Corp
PTV	PACTIV CORP COM
PTX	PERNIX THERAPEUTICS HLDGS INC COM
PTY	PIMCO CORPORATE & INCOME OPP F COM
PUA	POWERSHARES GLOBAL ETF TRUST ASIA PAC OPPOR
PUB	Publicis Groupe S.A. American Depositary Shares(Each representing One Common Share)
PUDA	PUDA COAL INC COM PAR $.001
PUF	FOCUSSHARES TR ISE SINDEX FD
PUI	POWERSHARES ETF TRUST DYN UTIL PORTF
PUK	PRUDENTIAL PLC ADR
PUK-	PRUDENTIAL PLC 6.75%SUB REG S
PUK-A	PRUDENTIAL PLC PER SUB 6.50%
PULB	PULASKI FINL CORP COM
PULS	PULSE ELECTRONICS CORP COM NEW
PUMP	Animas Corporation Common Stock
PURE	PURE BIOSCIENCE INC COM NEW
PUW	POWERSHARES ETF TRUST WILDERHILL PRO
PV	Pfeiffer Vacuum Technology AG American Depositary Shares (Each representing 1 Ordinary Share)
PVA	PENN VA CORP COM
PVD	ADMINISTRADORA FONDOS PENSIONE SPONSORED ADR
PVFC	PVF CAPITAL CORP COM
PVG	PRETIUM RES INC COM
PVH	PVH CORP COM
PVI	POWERSHARES GLOBAL ETF TRUST WK VRDO TX FR
PVM	POWERSHARES ETF TRUST DYNAM DEEP VAL
PVR	PVR PARTNERS L P COM UNIT REPTG L
PVR#	Penn Virginia Resource Partners L.P. Common Units representing limited partner interests
PVSA	PARKVALE FINL CORP COM
PVSW	PERVASIVE SOFTWARE INC COM
PVTB	PRIVATEBANCORP INC COM
PVTBP	PRIVATEBANCORP CAP TR IV PFD TR SECS
PVTD	PRIVATEBANCORP INC SUB DEB 42
PVX	PROVIDENT ENERGY LTD NEW COM
PW	POWER REIT COM
PWAV	POWERWAVE TECHNOLOGIES INC COM NEW
PWAVD	POWERWAVE TECHNOLOGIES INC COM NEW
PWB	POWERSHARES ETF TRUST DYNM LRG CP GR
PWC	POWERSHARES ETF TRUST DYNAMIC MKT PT
PWD	POWERSHARES GLOBAL ETF TRUST EUROPE SM PORT
PWE	PENN WEST PETE LTD NEW COM
PWEI	PACWEST EQUITIES INC COM NEW
PWER	POWER ONE INC NEW COM
PWI	PrimeWest Energy Trust Trust Units
PWJ	POWERSHARES ETF TRUST DYNM MC GRWTH
PWND	POWERSHARES ETF TR II GLBL WIND ENRG
PWO	POWERSHARES ETF TRUST DYNAMIC OTC PT
PWOD	PENNS WOODS BANCORP INC COM
PWP	POWERSHARES ETF TRUST DYMN MC VAL
PWR	QUANTA SVCS INC COM
PWRD	PERFECT WORLD CO LTD SPON ADR REP B
PWT	POWERSHARES ETF TRUST DYNM SM CP GRW
PWV	POWERSHARES ETF TRUST DYNM LRG CP VL
PWX	PROVIDENCE & WORCESTER RR CO COM
PWY	POWERSHARES ETF TRUST DYNM SM CP VAL
PWZ	POWERSHARES GLOBAL ETF TRUST CALI MUNI ETF
PX	PRAXAIR INC COM
PXD	PIONEER NAT RES CO COM
PXE	POWERSHARES ETF TRUST DYN EN EX PROD
PXF	POWERSHARES GLOBAL ETF TRUST DEV MKTS EX-US
PXG	PHOENIX FOOTWEAR GROUP INC COM NEW

PXH	POWERSHARES GLOBAL ETF TRUST EMER MRKT PORT
PXI	POWERSHARES ETF TRUST ENERGY SEC POR
PXJ	POWERSHARES ETF TRUST DYN OIL SVCS
PXLC	POWERSHARES ETF TRUST FND PUR LRGCR PT
PXLG	POWERSHARES EXCHANGE TRADED FD LARGE GROWTH
PXLV	POWERSHARES EXCHANGE TRADED FD LARGE VALUE
PXLW	PIXELWORKS INC COM NEW
PXLWD	PIXELWORKS INC COM NEW
PXMC	POWERSHARES ETF TRUST FND PUR MIDCR PT
PXMG	POWERSHARES ETF TRUST FND PR MIDGRT PT
PXMV	POWERSHARES ETF TRUST FND PUR MDVAL PT
PXN	POWERSHARES ETF TRUST LX NANOTCH PTF
PXP	PLAINS EXPL& PRODTN CO COM
PXP#	Plains Exploration & Production Company Common Stock
PXPL	Pixelplus Co. Ltd. - American Depositary Shares representing 0.5 common shares
PXPLD	Pixelplus Co. Ltd. - American Depositary Shares representing 2 common shares
PXQ	POWERSHARES ETF TRUST DYN NETWKG PRT
PXR	POWERSHARES ETF TR II EMRG MKTS INFR
PXSC	POWERSHARES ETF TRUST FND PUR SMLCR PT
PXSG	POWERSHARES ETF TRUST FND PUR SMGRT PT
PXSL	PHARMAXIS LTD SPON GDR
PXSV	POWERSHARES ETF TRUST FND PUR SMVAL PT
PXT	PXRE Group Ltd. Common Shares
PXX	Citigroup Funding Inc.
PXX*	CITIGROUP FDG INC PACERS CX 2008
PYA	PPLUS TR LMG-3 CTF CL A
PYB	PPLUS TR GSG-2 A 5.75%
PYC	PPLUS TR GSC-3 TR CTF A
PYD	Merrill Lynch Depositor Inc. PPLUS Class A 7.00% Trust Certificates Series DCC-1(Issued by Daimlerchrysler Corporation)
PYE	PPLUS TR CSF-1 A6.25%32
PYE*	PPLUS TR CSF-1 A6.25%32
PYG	PPLUS TR SPR-1 TR CTF28
PYH	POWERSHARES ETF TRUST STOCKINVST CORE
PYI	PPLUS TR TWC-1 CTF A
PYJ	PPLUS TR TR CTF 6.25
PYJ*	PPLUS TR TR CTF 6.25
PYK	PPLUS TR TR CTF 6.25%
PYL	PPLUS TR LMG-4 CTF TR
PYM	Putnam High Yield Municipal Trust Shares of Beneficial Interest
PYM$	Putnam High Yield Municipal Trust Shares of Beneficial Interest
PYN	PIMCO NEW YORK MUN INCM FD 111 COM
PYO	PPLUS TR DCNA-1 A 7.25
PYO*	PPLUS TR DCNA-1 A 7.25
PYR	PYR Energy Corp
PYS	PPLUS TR RRD-1 CTF CL A
PYT	PPLUS TR GSC 2 CT FL RT
PYV	PPLUS TR JPM-1 TR CTF14
PYX	Playtex Products Inc. Common Stock
PYY	PPLUS TR GSC-4 CTF TR A
PYZ	POWERSHARES ETF TRUST BASIC MAT SECT
PZA	POWERSHARES GLOBAL ETF TRUST INSUR NATL MUN
PZB	PPLUS TR CTF A LTD1 6.7
PZC	PIMCO CALIF MUN INCOME FD III COM
PZD	POWERSHARES ETF TRUST CLEANTECH PORT
PZE	PETROBRAS ARGENTINA S A SPONS ADR
PZG	PARAMOUNT GOLD & SILVER CORP COM
PZI	POWERSHARES ETF TRUST ZACKS MC PRTFL
PZJ	POWERSHARES ETF TRUST ZACKS SML PORT
PZN	PZENA INVESTMENT MGMT INC CLASS A
PZP.A	Merrill Lynch

PZT	POWERSHARES GLOBAL ETF TRUST NY MUNI BD ETF
PZZ	PROSPECT MEDICAL HOLDINGS INC COM
PZZA	PAPA JOHNS INTL INC COM
PZZI	PIZZA INN HOLDINGS INC COM
Q	QUINTILES TRANSNATIO HLDGS INC COM
QABA	FIRST TR NASDAQ ABA CMNTY BK I UT COM SHS ETF
QADA	QAD INC CL A
QADB	QAD INC CL B
QADI	QAD INC COM
QAI	INDEXIQ ETF TR HEDGE MLTI ETF
QBAK	QUALSTAR CORP COM
QBC	CUBIC ENERGY INC COM
QCC	QUEST CAP CORP NEW COM
QCC$	
QCCO	QC HLDGS INC COM
QCLN	FIRST TR EXCHANGE TRADED FD NAS CLNEDG GREEN
QCOM	QUALCOMM INC COM
QCOR	QUESTCOR PHARMACEUTICALS INC COM
QCRH	QCR HOLDINGS INC COM
QD	QuadraMed Corporation
QDEF	FLEXSHARES TR QLT DIV DEF IDX
QDEL	QUIDEL CORP COM
QDF	FLEXSHARES TR QUALT DIVD IDX
QDHC	QUADRAMED CORP COM NEW
QDYN	FLEXSHARES TR QLT DIVDYN IDX
QEE	Queenstake Resources Ltd
QEH	ADVISORSHARES TR QAM EQTY HEDGE
QELP	QUEST ENERGY PARTNERS L P COM UNIT LP IN
QEP	QEP RES INC COM
QEP#	QEP RES INC COM
QEPC	Q E P INC COM
QFAB	Quaker Fabric Corporation - Common Stock
QGEM	EGA EMERGING GLOBAL SHS TR TECHNOLOGY GEM
QGEN	QIAGEN NV REG SHS
QGLY	QUIGLEY CORP COM NEW
QGOG	QGOG CONSTELLATION S A SHS
QGP	QUANTUM GROUP INC COM NEW
QGP+A	QUANTUM GROUP INC WT EXP 121214
QGP+B	QUANTUM GROUP INC WT EXP 121214
QGP=	The Quantum Group Inc
QI	QIMONDA AG
QIA	CITIGROUP GLOBAL MARKETS
QIA*	Citigroup Global Markets
QID	PROSHARES TR PSHS ULTSHRT QQQ
QIHU	QIHOO 360 TECHNOLOGY CO LTD ADS
QIWI	QIWI PLC SPON ADR REP B
QKLS	QKL STORES INC COM PAR $0.001
QKP	MERRILL LYNCH & CO INC NT QUALCOMM 09
QLD	PROSHARES TR PSHS ULTRA QQQ
QLGC	QLOGIC CORP COM
QLIK	QLIK TECHNOLOGIES INC COM
QLT	FQF TR QUANTSHAR QUAL
QLTA	ISHARES TR AAA A RATED CP
QLTI	QLT INC COM
QLTY	QUALITY DISTR INC FLA COM
QLYS	QUALYS INC COM
QMAR	Quintana Maritime Limited - common stock
QMARW	Quintana Maritime Limited - Class A Warrant
QMED	QMed Inc. - Common Stock
QMM	QUATERRA RES INC COM
QMM+	Q Comm International Inc

QMMWS	Q COMM INTL INC WT
QMN	INDEXIQ ETF TR IQ HEDGMKT NUT
QNST	QUINSTREET INC COM
QNTA	Quanta Capital Holdings Ltd. - Common Stock
QNTAP	Quanta Capital Holdings Ltd. - Series A Preferred Shares
QPSA	QUEPASA CORP COM NEW
QQEW	FIRST TR NAS100 EQ WEIGHTED IX SHS
QQQ	POWERSHARES QQQ TRUST UNIT SER 1
QQQC	GLOBAL X FDS NASDQ CHINA TECH
QQQE	DIREXION SHS ETF TR NAS100 EQL WGT
QQQM	GLOBAL X FDS 400 MID CP ETF
QQQQ	POWERSHARES QQQ TRUST UNIT SER 1
QQQV	GLOBAL X FDS NASD 500 ETF
QQQX	NASDAQ PREM INCM & GRW FD INC COM
QQXT	FIRST TR EXCHANGE TRADED FD NASDAQ 100 EX
QRCP	QUEST RESOURCE CORP COM NEW
QRE	QR ENERGY LP UNIT LTD PRTNS
QRM	QUEST RARE MINERALS LTD COM
QRR	Quadra Realty Trust Inc. Common Stock
QSC	Questcor Pharmaceuticals Inc
QSFT	QUEST SOFTWARE INC COM
QSII	QUALITY SYS INC COM
QSND	QSound Labs Inc. - Common Shares
QTEC	FIRST TR NASDAQ100 TECH INDEX SHS
QTM	QUANTUM CORP COM DSSG
QTRX	QuatRx Pharmaceuticals Company - Common Stock
QTWW	QUANTUM FUEL SYS TECH WORLDWDE COM NEW
QTWWD	QUANTUM FUEL SYS TECH WORLDWDE COM NEW
QUAD	QUAD / GRAPHICS INC COM CL A
QUIK	QUICKLOGIC CORP COM
QUIP	Quipp Inc. - Common Stock
QUIX	QUIXOTE CORP COM
QUOT	LIFE QUOTES INC COM
QURK	Quark Pharmaceuticals Inc. - Common Stock
QVDX	Quovadx Inc. - Common Stock
QXM	QIAO XING MOBILE COMM CO LTD SHS
R	RYDER SYS INC COM
RA	RAILAMERICA INC COM
RAA	BLACKROCK CALIF INVT QUALITY COM
RACK	RACKWISE INC COM
RAD	RITE AID CORP COM
RADA	RADA ELECTR INDS LTD SHS NEW
RADI	Rada Electronics Industries Limited - Ordinary Shares
RADID	Rada Electronics Industries Limited - Ordinary Shares
RADN	Radyne Corporation - Common Stock
RADS	RADIANT SYSTEMS INC COM
RAE	RAE SYS INC COM
RAF	RMR ASIA REAL ESTATE FUND COM BENE INTER
RAH	RALCORP HLDGS INC NEW COM
RAH#	RALCORP HLDGS INC NEW EX DISTRIB WI
RAI	REYNOLDS AMERICAN INC COM
RAIL	FREIGHTCAR AMER INC COM
RAK	Renaissance Acquisition Corp
RAK+	Renaissance Acquisition Corp
RAK=	Renaissance Acquisition Corp
RALS	PROSHARES TR RAFI LG SHT FD
RALY	RALLY SOFTWARE DEV CORP COM
RAM	RAM ENERGY RESOURCES INC COM
RAME	RAM ENERGY RESOURCES INC COM
RAMEU	RAM Energy Resources Inc. - Units
RAMEW	RAM Energy Resources Inc. - Warrant 5/11/2008

RAMR	RAM HOLDINGS LTD SHS
RAMS	ARIES MARITIME TRNSPRT LTD SHS
RAND	RAND CAP CORP COM
RAO	Morgan Stanley
RAP	RMR ASIA PAC REAL EST FD NEW COM
RARE	RARE Hospitality International Inc. - Common Stock
RAS	RAIT FINANCIAL TRUST COM NEW
RAS-A	RAIT FINANCIAL TRUST PFD A 7.75%
RAS-B	RAIT FINANCIAL TRUST PFD B 8.375%
RAS-C	RAIT FINANCIAL TRUST PFD SBI SER C
RATE	BANKRATE INC DEL COM
RAVI	FLEXSHARES TR READY ACC VARI
RAVN	RAVEN INDS INC COM
RAW	Lehman Brothers
RAX	RACKSPACE HOSTING INC COM
RAY	Raytech Corporation Common Stock
RBA	RITCHIE BROS AUCTIONEERS COM
RBA#	Ritchie Bros. Auctioneers Incorporated Common Stock
RBAK	Redback Networks Inc. - Common Stock
RBC	REGAL BELOIT CORP COM
RBCAA	REPUBLIC BANCORP KY CL A
RBCN	RUBICON TECHNOLOGY INC COM
RBG	MORGAN STANLEY BRIDGES 2008
RBI	SPORT SUPPLY GROUP INC DEL COM
RBIN	R & B Inc. - Common Stock
RBK	Reebok International Ltd. Common Stock
RBL	SPDR INDEX SHS FDS S&P RUSSIA ETF
RBM	CLAYMORE EXCHANGE TRD FD TR 2 GUGGN CHIN ETF
RBN	ROBBINS & MYERS INC COM
RBNC	Republic Bancorp Inc. - Common Stock
RBNCP	Citizens Banking Corporation - Capital Trust I - 8.60% Cumulative Trust Preferred Securities
RBNF	RURBAN FINL CORP COM
RBPAA	ROYAL BANCSHARES PA INC CL A
RBS	ROYAL BK SCOTLAND GROUP PLC SPONS ADR 20 ORD
RBS#	ROYAL BK SCOTLAND GROUP PLC SP ADR REP SHS
RBS-D	The Royal Bank of Scotland Group plc American Depositary Shares (Each representing 1 Non-cumulative Dollar Preference Share Series D)
RBS-D*	The Royal Bank of Scotland Group plc American Depositary Shares (Each representing 1 Non-cumulative Dollar Preference Share Series D)
RBS-E	RBS CAP FDG TR V PFD TR 5.90% GTD
RBS-E*	The Royal Bank of Scotland Group plc American Depositary Shares Series E (Each representing one Non-cumulative Dollar Preference Share Series E)
RBS-F	ROYAL BK SCOTLAND GROUP PLC SPON ADR F
RBS-G	RBS CAP FDG TR VII PFD TR 6.08% GTD
RBS-G*	The Royal Bank of Scotland Group plc American Depositary Shares Series G (Each representing one Non-cumulative Dollar Preference Share Series G)
RBS-H	ROYAL BK SCOTLAND GROUP PLC SPON ADR SER H
RBS-I	RBS CAP FDG TR VI PFD TR 6.25% GTD
RBS-I*	The Royal Bank of Scotland Group plc American Depositary Shares Series I(Each representing one Non-Cumulative Dollar Preference Share Series I)
RBS-K	The Royal Bank of Scotland Group plc American Depositary Shares (Each representing One Non-Cumulative Dollar Preference Shares Series K)
RBS-K*	The Royal Bank of Scotland Group plc American Depositary Shares (Each representing One Non-Cumulative Dollar Preference Shares Series K)
RBS-L	ROYAL BK SCOTLAND GROUP PLC SP ADR L RP PF
RBS-M	ROYAL BK SCOTLAND GROUP PLC SP ADR PREF M
RBS-N	ROYAL BK SCOTLAND GROUP PLC ADR PREF SER N
RBS-P	ROYAL BK SCOTLAND GROUP PLC ADR PFD SER P
RBS-Q	ROYAL BK SCOTLAND GROUP PLC ADR PREF SHS Q
RBS-R	ROYAL BK SCOTLAND GROUP PLC ADR PREF SHS R
RBS-S	ROYAL BK SCOTLAND GROUP PLC SP ADR PREF S

RBS-T	ROYAL BK SCOTLAND GROUP PLC SP ADR PREF T
RBS-X	The Royal Bank of Scotland Group plc Exchangeable Capital Securities Series A ('X-CAPs')
RBV	CBS CORP NEW SR RTL 7.25%
RBV*	CBS CORP NEW SR RTL 7.25%
RBY	RUBICON MINERALS CORP COM
RBY$	Rubicon Minerals Corporation When Distributed
RC	GRUPO RADIO CENTRO S A B DE CV SPONSORED ADR
RCAP	RCS CAP CORP COM CL A
RCBK	River City Bank (Mechanicsville VA) - Common Stock(Mechanicsville VA)
RCC	SMALL CAP PREM & DIV INCM FD COM
RCCC	Rural Cellular Corporation - Class A Common Stock
RCD	RYDEX ETF TRUST GUG S&P SC500 EQ
RCE	AMEX STOCKCAR STOCKS XXX
RCF	Rica Foods Inc
RCG	RENN GLOBAL ENTREPENRS COM
RCH	China Architectural Engineering Inc
RCI	ROGERS COMMUNICATIONS INC CL B
RCII	RENT A CTR INC NEW COM
RCKB	ROCKVILLE FINL INC NEW COM
RCKBD	ROCKVILLE FINL NEW INC COM
RCKY	ROCKY BRANDS INC COM
RCL	ROYAL CARIBBEAN CRUISES LTD COM
RCMT	RCM TECHNOLOGIES INC COM NEW
RCNI	RCN CORP COM NEW
RCON	RECON TECHNOLOGY LTD SHS
RCONW	RECON TECHNOLOGY LTD WT EXP 000015
RCPT	RECEPTOS INC COM
RCR	RMR DIVIDEND CAPTURE FD COM SH BEN INT
RCRC	RC2 CORP COM
RCS	PIMCO STRATEGIC GBL GOV FD INC COM
RCW	AB SVENSK EXPORTKREDIT NT RSSL2000 09
RDA	RDA MICROELECTRONICS INC SPONSORED ADR
RDC	ROWAN COMPANIES PLC SHS CL A
RDCM	RADCOM LTD SHS NEW
RDCMD	RADCOM LTD SHS NEW
RDEA	ARDEA BIOSCIENCES INC COM
RDEN	ELIZABETH ARDEN INC COM
RDF	AB SVENSK EXPORTKREDIT ACC NT RUSSL09
RDHL	REDHILL BIOPHARMA LTD SPONSORED ADS
RDI	READING INTERNATIONAL INC CL A
RDI.B	READING INTERNATIONAL INC CL B
RDIB	READING INTERNATIONAL INC CL B
RDK	RUDDICK CORP COM
RDN	RADIAN GROUP INC COM
RDNT	RADNET INC COM
RDP	Morgan Stanley
RDR	RMR PREFERRED DIVIDEND FUND COM SH BEN INT
RDS.A	ROYAL DUTCH SHELL PLC SPONS ADR A
RDS.B	ROYAL DUTCH SHELL PLC SPON ADR B
RDTA	Raining Data Corporation - Common Stock
RDUS	RADIUS HEALTH INC COM
RDWR	RADWARE LTD ORD
RDY	DR REDDYS LABS LTD ADR
RDYN	Replidyne Inc. - Common Stock
RE	EVEREST RE GROUP LTD COM
RE-A	Everest Re Capital Trust 7.85% Trust Preferred Securities
RE-B	EVEREST RE CAP TR II PFD TR 6.20%
RE-B*	EVEREST RE CAP TR II PFD TR 6.20%
REA	RYDEX ETF TRUST 2X S&P SEL ETF
REC	RYDEX ETF TRUST INV 2X S&P ETF
RECN	RESOURCES CONNECTION INC COM

RECV	RECOVERY ENERGY INC COM NEW
RECVD	RECOVERY ENERGY INC COM NEW
REDE	RedEnvelope Inc. - Common Stock
REDF	REDIFF COM INDIA LTD SPONSORED ADR
REDI	Remote Dynamics Inc. Common Stock
REE	RARE ELEMENT RES LTD COM
REED	REEDS INC COM
REEDR	REEDS INC RT
REF	Refac Optical Group
REFR	RESEARCH FRONTIERS INC COM
REG	REGENCY CTRS CORP COM
REG-C	REGENCY CTRS CORP PFD SER 3 7.45%
REG-C*	REGENCY CTRS CORP PFD SER 3 7.45%
REG-D	REGENCY CTRS CORP PFD SER 4 7.25%
REG-D*	REGENCY CTRS CORP PFD SER 4 7.25%
REG-E	REGENCY CTRS CORP PFD SR 5 6.70%
REG-E*	REGENCY CTRS CORP PFD SR 5 6.70%
REG-F	REGENCY CTRS CORP CUM RED PFD SER
REG-G	REGENCY CTRS CORP 6.0% PFD SER 7
REGI	RENEWABLE ENERGY GROUP INC COM NEW
REGN	REGENERON PHARMACEUTICALS COM
REIS	REIS INC COM
REK	PROSHARES TR SHRT RL EST FD
RELL	RICHARDSON ELECTRS LTD COM
RELV	RELIV INTL INC COM
REM	ISHARES TR MRTG PLS CAP IDX
REMX	MARKET VECTORS ETF TR MINOR METALS
REMY	REMY INTL INC COM
REN	RESOLUTE ENERGY CORP COM
REN+	RESOLUTE ENERGY CORP WT EXP 092514
RENN	RENREN INC SPONSORED ADR
RENT	RENTRAK CORP COM
REP	REPSOL YPF S A SPONSORED ADR
REP-A	REPSOL INTL CAP LTD PREF A 7.45%
REP-A*	REPSOL INTL CAP LTD PREF A 7.45%
RER	MERRILL LYNCH & CO INC STARS RUSSL 10
RES	RPC INC COM
RESC	Roanoke Electric Steel Corporation - Common Stock
RESI	ALTISOURCE RESIDENTIAL CORP CL B
RESI#	ALTISOURCE RESIDENTIAL CORP CL B
RESP	Respironics Inc. - Common Stock
REST	Restore Medical Inc. - Common Stock
RET	MERRILL LYNCH & CO INC BR MKT DJ US10
RETL	DIREXION SHS ETF TR RETAIL BULL 3X
RETS	DIREXION SHS ETF TR RETAIL BEAR 3X
REU	AB SVENSK EXPORTKREDIT ACC RT RUSS 09
REV	REVLON INC CL A NEW
REVU	PRINCETON REVIEW INC COM
REV^	Revlon Inc. Rights (Expiring January 19 2007)
REW	PROSHARES TR PSHS TECHNOLOGY
REX	REX AMERICAN RESOURCES CORP COM
REXI	RESOURCE AMERICA INC CL A
REXMY	REXAM PLC SP ADR COMNOPAR
REXX	REX ENERGY CORPORATION COM
REY	The Reynolds and Reynolds Company Class A Common Shares
REZ	ISHARES TR RESIDENT PLS CAP
RF	REGIONS FINL CORP NEW COM
RF-	Regions Financing Trust I Trust Preferred Securities
RF-A	REGIONS FINL CORP NEW DEPSHS1/40PF A
RF-Z	REGIONS FINANCING TRUST III 8.875% TR PFD
RF-Z*	REGIONS FINANCING TRUST III 8.875% TR PFD

RFA	BLACKROCK INVT QLTY MUN TR COM
RFF	GRAIL ADVISORS ETF TR RP FINANCL ETF
RFG	RYDEX ETF TRUST GUG S&P MC400 PG
RFI	COHEN & STEERS TOTAL RETURN FD COM
RFID	Alien Technology Corporation - Common Stock
RFIL	RF INDS LTD COM PAR $0.01
RFL	RYDEX ETF TRUST 2X S&P SSF ETF
RFMD	RF MICRODEVICES INC COM
RFMI	RF MONOLITHICS INC COM
RFN	RYDEX ETF TRUST INV 2X SSF ETF
RFO-A	ROYCE FOCUS TR PFD 6.00%
RFO-A*	ROYCE FOCUS TR PFD 6.00%
RFP	RESOLUTE FST PRODS INC COM
RFR	RMR F I R E FD COM
RFV	RYDEX ETF TRUST GUG S&P MC400 PV
RFW	AB SVENSK EXPORTKREDIT RUSSL2000 CAP 10
RG	Rogers Communications Inc. Class B Non-Voting Shares
RG#	Rogers Communications Inc. Class B Non-Voting Shares
RGA	REINSURANCE GROUP AMER INC COM NEW
RGA-A	REINSURANCE GROUP AMER INC PFD TR INC EQ
RGA-A*	REINSURANCE GROUP AMER INC PFD TR INC EQ
RGA.A	Reinsurance Group of America Incorporated Class A Common Stock
RGA.B	Reinsurance Group of America Incorporated Class B Common Stock
RGA.B#	REINSURANCE GROUP OF AMERICA INCORPORATED
RGC	REGAL ENTMT GROUP CL A
RGCI	REGENT COMMUNICATIONS INC DEL COM
RGCO	RGC RES INC COM
RGDX	RESPONSE GENETICS INC COM
RGE	Rochester Gas and Electric Corporation First Mortgage 6.65% Bonds due June 15 2032 Series UU
RGE*	Rochester Gas and Electric Corporation First Mortgage 6.65% Bonds due June 15 2032 Series UU
RGEN	REPLIGEN CORP COM
RGF	R&G Financial Corporation Class B Common Stock
RGI	RYDEX ETF TRUST GUG S&P500 EQ WT
RGLD	ROYAL GOLD INC COM
RGLDP	Royal Gold Inc. - 7.25% mandatory convertible preferred stock
RGLS	REGULUS THERAPEUTICS INC COM
RGM	GENERAL MTRS CORP NT SR 7.25%52
RGN	REGENERX BIOPHARMACEUTICALS COM
RGNC	REGENCY ENERGY PARTNERS L P COM UNITS L P
RGP	REGENCY ENERGY PARTNERS L P COM UNITS L P
RGR	STURM RUGER & CO INC COM
RGRA	ROYAL BK OF SCOTLAND PLC ROGR ENH AGRIC
RGRC	ROYAL BK OF SCOTLAND PLC ROGRS ENH ETNS
RGRE	ROYAL BK OF SCOTLAND PLC ROGR ENH ENERG
RGRI	ROYAL BK OF SCOTLAND PLC ROGR ENH INMET
RGRP	ROYAL BK OF SCOTLAND PLC ROGR ENH PRECI
RGS	REGIS CORP MINN COM
RGX	Radiologix Inc
RH	RESTORATION HARDWARE HLDGS INC COM
RHA	EKSPORTFINANS ASA ACC RUS2000 10
RHAT	Red Hat Inc. - Common Stock
RHB	REHABCARE GROUP INC COM
RHD	R.H. DONNELLEY CORPORATION
RHEO	OccuLogix Inc. Common Stock
RHI	ROBERT HALF INTL INC COM
RHIE	RHI ENTMT INC DEL COM
RHM	RYDEX ETF TRUST 2X S&P SSH ETF
RHO	RYDEX ETF TRUST INV 2X SSH ETF
RHP	RYMAN HOSPITALITY PPTYS INC COM
RHQ	MERRILL LYNCH & CO INC NT RUSL2000 09
RHR	RMR HOSPITALITY REAL ESTATE FD COM

RHS	RYDEX ETF TRUST GUG S&P500 EWCON
RHT	RED HAT INC COM
RHY	RMK MULTI-SECTOR HIGH INCOME FUND INC.
RI	Ruby Tuesday Inc. Common Stock
RIBX	RIB-X PHARMACEUTICALS INC COM
RIC	RICHMONT MINES INC COM
RICK	RICKS CABARET INTL INC COM NEW
RIF	RMR REAL ESTATE INCOME FUND COM
RIG	TRANSOCEAN LTD REG SHS
RIGL	RIGEL PHARMACEUTICALS INC COM NEW
RIH	BANK AMER CORP MKT RUSS 11
RIMG	RIMAGE CORP COM
RIMM	RESEARCH IN MOTION LTD COM
RIN	Rinker Group Limited American Depositary Shares (Each representing five Ordinary Shares)
RINF	PROSHARES TR 30YR TIPS/TSY
RING	ISHARES INC MSCI GLB GOLD
RINO	RINO INTERNATIONAL CORPORATION COM
RIO	RIO TINTO PLC SPONSORED ADR
RIO-	COMPANHIA VALE DO RIO DOCE SPON ADR PFD
RIOM	RIO ALTO MNG LTD NEW COM
RIS	MERRILL LYNCH & CO INC NT C RUSS2000
RISK	RISKMETRICS GROUP INC COM
RIT	LMP REAL ESTATE INCOME FD INC COM
RITA	RITA Medical Systems Inc. - Common Stock
RITT	RIT TECHNOLOGIES LTD SHS
RITTD	RIT TECHNOLOGIES LTD SHS NEW
RIV	RIVIERA HLDGS CORP COM
RIVR	RIVER VY BANCORP COM
RJA	SWEDISH EXPT CR CORP ROG AGRI ETN22
RJD	RAYMOND JAMES FINANCIAL INC SR NT 6.9%42
RJET	REPUBLIC AWYS HLDGS INC COM
RJF	RAYMOND JAMES FINANCIAL INC COM
RJI	SWEDISH EXPT CR CORP ROG TTL ETN 22
RJN	SWEDISH EXPT CR CORP RG ENRGY ETN22
RJZ	SWEDISH EXPT CR CORP RG METAL ETN22
RKE	Cap Rock Energy Corp
RKH	MARKET VECTORS ETF TR BNK & BROKERAG
RKT	ROCK-TENN CO CL A
RKUS	RUCKUS WIRELESS INC COM
RL	RALPH LAUREN CORP CL A
RLD	REALD INC COM
RLF	COHEN & STEERS ADV INC RLTY FD COM
RLG	AMEX RUSSELL 1000 XXX
RLGT	RADIANT LOGISTICS INC COM
RLGY	REALOGY HLDGS CORP COM
RLH	RED LION HOTELS CORP COM
RLH-A	RED LION HOTELS CAPITAL TRUST PFD TR 9.5%
RLI	RLI CORP COM
RLJ	RLJ LODGING TR COM
RLJE	RLJ ENTMT INC COM
RLL	Morgan Stanley
RLN.C	Lehman Brothers
RLN.D	Lehman Brothers
RLN.E	Lehman Brothers Holdings Inc.
RLN.G	Lehman Brothers Holdings Inc.
RLN.H	Lehman Brothers Holdings Inc.
RLN.I	Lehman Brothers Holdings Inc.
RLNT	Reliant Technologies Inc. - Common Stock
RLO	MERRILL LYNCH & CO INC NT RUSS2000 09
RLOC	REACHLOCAL INC COM
RLOG	RAND LOGISTICS INC COM

RLOGU	Rand Logistics Inc. - Unit
RLOGW	Rand Logistics Inc. - Warrant 10/26/2008
RLRN	RENAISSANCE LEARNING INC COM
RLV	AMEX RUSSELL 1000 XXX
RLY	SSGA ACTIVE ETF TR MULT ASS RLRTN
RM	REGIONAL MGMT CORP COM
RMA	RMK ADVANTAGE INCOME FUND INC.
RMB	CLAYMORE EXCHANGE TRD FD TR 2 GUGGN CHIN ETF
RMBS	RAMBUS INC DEL COM
RMCF	ROCKY MTN CHOCOLATE FACTORY COM PAR $0.03
RMD	RESMED INC COM
RMG	RISKMETRICS GROUP INC COM
RMGN	SCG FINL ACQUISITION CORP COM
RMH	RMK HIGH INCOME FUND INC.
RMI	Rotonics Manufacturing Inc
RMIX	U S CONCRETE INC COM
RMJ	RAYMOND JAMES FINANCIAL INC SR NT 6.9%42
RMK	ARAMARK Corporation Class B Common Stock
RMKR	RAINMAKER SYSTEMS COM NEW
RML	Russell Corporation Common Stock
RMM	RYDEX ETF TRUST S&P MIDCAP 2X
RMR	RMR REAL ESTATE FD SH BEN INT
RMS	RYDEX ETF TRUST INV S&P 400 2X
RMT	ROYCE MICRO-CAP TR INC COM
RMT-A	ROYCE MICRO-CAP TR INC PFD STK 6.00%
RMT-A*	ROYCE MICRO-CAP TR INC PFD STK 6.00%
RMTI	ROCKWELL MED INC COM
RMTIW	Rockwell Medical Technologies Inc. Warrants 1/26/2005
RMTIZ	Rockwell Medical Technologies Inc. Warrants
RMTR	RAMTRON INTL CORP COM NEW
RMX	READY MIX INC COM
RNAI	Sirna Therapeutics Inc. - Common Stock
RND	ISE BIO PHARMACEUTICAXXX
RNDC	Raindance Communications Inc. - Common Stock
RNDY	ROUNDYS INC COM
RNE	MORGAN STANLEY EASTN EUR FD COM
RNET	RIGNET INC COM
RNF	RENTECH NITROGEN PARTNERS L P COM UNIT
RNGY	Renegy Holdings Inc. - Common Stock
RNHDA	Reinhold Industries Inc. - Class A Common Stock
RNI	MERRILL LYNCH & CO INC NT LKD RUSS 07
RNIN	WIRELESS RONIN TECHNOLOGIES IN COM NEW
RNJ	BLACKROCK NJ INVT QUALITY MUN COM
RNN	REXAHN PHARMACEUTICALS INC COM
RNO	RHINO RESOURCE PARTNERS LP COM UNIT REPST
RNOW	RIGHTNOW TECHNOLOGIES INC COM
RNP	COHEN & STEERS REIT & PFD INCM COM
RNR	RENAISSANCERE HOLDINGS LTD COM
RNR-A	RenaissanceRe Holdings Ltd. 8.10% Series A Preference Shares
RNR-A*	RenaissanceRe Holdings Ltd. 8.10% Series A Preference Shares
RNR-B	RENAISSANCERE HOLDINGS LTD PREF B 7.3%
RNR-B*	RENAISSANCERE HOLDINGS LTD PREF B 7.3%
RNR-C	RENAISSANCERE HOLDINGS LTD PFD C 6.08%
RNR-D	RENAISSANCERE HOLDINGS LTD PREF D 6.6%
RNR-D*	RENAISSANCERE HOLDINGS LTD PREF D 6.6%
RNR-E	RENAISSANCERE HOLDINGS LTD PREF SHS SER E
RNS	Merrill Lynch Depositor Inc. Public Steers Series 1999 REN-C1 Trust 8.54% Trust Certificates
RNST	RENASANT CORP COM
RNT	AARON RENTS INC COM
RNT.A	AARON RENTS INC CL A
RNVS	Renovis Inc. - Common Stock

RNWK	REALNETWORKS INC COM NEW
RNWKD	REALNETWORKS INC COM NEW
RNY	BLACKROCK NY INVT QUALITY MUN COM
ROAC	ROCK OF AGES CORP VT CL A
ROB	CLAYMORE ETF TRUST 2 ROBB REPT GLBL
ROC	ROCKWOOD HLDGS INC COM
ROCK	GIBRALTAR INDS INC COM
ROCM	ROCHESTER MED CORP COM
RODM	RODMAN & RENSHAW CAP GP INC DE COM
ROFO	ROCKFORD CORP COM
ROG	ROGERS CORP COM
ROH	ROHM & HAAS CO COM
ROHI	ROTECH HEALTHCARE INC COM
ROI	WISDOMTREE TR LARGECAP GRWTH
ROIA	RADIO ONE INC CL A
ROIAK	RADIO ONE INC CL D NON VTG
ROIC	RETAIL OPPORTUNITY INVTS CORP COM
ROICU	RETAIL OPPORTUNITY INVTS CORP UNIT EX 102314
ROICW	RETAIL OPPORTUNITY INVTS CORP WT EXP 102314
ROIQ	ROI ACQUISITION CORP COM
ROIQU	ROI ACQUISITION CORP UNIT 1 000017
ROIQW	ROI ACQUISITION CORP WT EXP 022817
ROK	ROCKWELL AUTOMATION INC COM
ROL	ROLLINS INC COM
ROLA	BARCLAYS BK PLC RUSS1000 3X LG
ROLL	RBC BEARINGS INC COM
ROM	PROSHARES TR PSHS ULTRA TECH
ROMA	ROMA FINANCIAL CORP COM
ROME	ROME BANCORP INC NEW COM
RONC	Ronson Corporation - Common Stock
ROOF	INDEXIQ ETF TR US RL EST SMCP
ROP	ROPER INDS INC NEW COM
ROS	ROSTELECOM OPEN JT STK LNG DST SPONSORED ADR
ROSA	BARCLAYS BK PLC RUSS1000 SHT ETN
ROSE	ROSETTA RESOURCES INC COM
ROSG	ROSETTA GENOMICS LTD SHS NEW NIS 0.6
ROSGD	ROSETTA GENOMICS LTD SHS NEW
ROST	ROSS STORES INC COM
ROVI	ROVI CORP COM
ROW	Rowe Companies (The)
ROX	CASTLE BRANDS INC COM
ROY	INTERNATIONAL ROYALTY CORP COM
ROYL	ROYALE ENERGY INC COM NEW
ROYT	PACIFIC COAST OIL TR UNIT BEN INT
RP	REALPAGE INC COM
RPAI	RETAIL PPTYS AMER INC CL A
RPAI-A	RETAIL PPTYS AMER INC PFD SER A 7.00%
RPB	Republic Property Trust Common Shares $.01 par value per share
RPC	RADIENT PHARMACEUTICALS CORP COM
RPF	COHEN & STEERS PREM INC RLTY COM
RPFG	RAINIER PAC FINL GROUP INC COM
RPG	RYDEX ETF TRUST GUG S&P500 PU GR
RPI	ROBERTS REALTY INVS COM
RPM	RPM INTL INC COM
RPN	MORGAN STANLEY PAR S&P 092008
RPQ	GRAIL ADVISORS ETF TR RP TECHNOL ETF
RPRX	REPROS THERAPEUTICS INC COM NEW
RPRXD	REPROS THERAPEUTICS INC COM NEW
RPRXW	REPROS THERAPEUTICS INC WT EXP020816 A
RPRXZ	REPROS THERAPEUTICS INC WT EXP 020816
RPT	RAMCO-GERSHENSON PPTYS TR COM SH BEN INT

RPT-B	Ramco-Gershenson Properties Trust 9.5% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest
RPT-B*	Ramco-Gershenson Properties Trust 9.5% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest
RPT-C	Ramco-Gershenson Properties Trust 7.95% Series C Cumulative Convertible Preferred Shares of Beneficial Interest
RPT-C*	Ramco-Gershenson Properties Trust 7.95% Series C Cumulative Convertible Preferred Shares of Beneficial Interest
RPT-D	RAMCO-GERSHENSON PPTYS TR PERP PFD-D CV
RPTP	RAPTOR PHARMACEUTICAL CORP COM
RPTPD	RAPTOR PHARMACEUTICAL CORP COM
RPV	RYDEX ETF TRUST GUG S&P500 PU VA
RPX	COLUMBIA ETF TR LCAP GRW EQT ETF
RPX.B	Lehman Brothers
RPXC	RPX CORP COM
RQI	COHEN & STEERS QUALITY RLTY FD COM
RRA	RailAmerica Inc. Common Stock
RRC	RANGE RES CORP COM
RRD	DONNELLEY R R & SONS CO COM
RRE	AIM Select Real Estate Income Fund Common Shares of Beneficial Interest
RRF	WISDOMTREE TR GLB RL RETURN
RRGB	RED ROBIN GOURMET BURGERS INC COM
RRGR	ADVISORSHARES TR ADV GLBALPBETA
RRI	RRI ENERGY INC COM
RRL	MERRILL LYNCH & CO INC NT C RUSSEL 08
RRM	MERRILL LYNCH & CO INC MITTS RUSS2000
RRMS	ROSE ROCK MIDSTREAM L P COM U REP LTD
RRR	RSC HOLDINGS INC COM
RRST	RRSAT GLOBAL COMM NTWRK LTD SHS
RRTS	ROADRUNNER TRNSN SVCS HLDG INC COM
RRY	RYDEX ETF TRUST RUS2000 2X ETF
RRZ	RYDEX ETF TRUST INV RUS2000 2X
RS	RELIANCE STEEL & ALUMINUM CO COM
RSA	Royal & Sun Alliance Insurance Group Plc American Depositary Shares(Each representing 5 Ordinary Shares)
RSAS	RSA Security Inc. Common Stock
RSB	TIERS CALL PRIN PROTECTD
RSC	REX STORES CORP COM
RSCR	RES-CARE INC COM
RSE	ROUSE PPTYS INC COM
RSE#	ROUSE PPTYS INC COM
RSF	RMK STRATEGIC INCOME FUND INC.
RSG	REPUBLIC SVCS INC COM
RSG#	Republic Services Inc. Common Stock
RSH	RADIOSHACK CORP COM
RSM	MERRILL LYNCH & CO INC NT RUSSELL 08
RSO	RESOURCE CAP CORP COM
RSO-A	RESOURCE CAP CORP PFD-A
RSO-B	RESOURCE CAP CORP PFD SER B 8.25%
RSOL	REAL GOODS SOLAR INC CL A
RSOX	RESACA EXPLOITATION INC COM NEW
RSP	RYDEX ETF TRUST GUG S&P500 EQ WT
RST	ROSETTA STONE INC COM
RSTI	ROFIN SINAR TECHNOLOGIES INC COM
RSTO	Restoration Hardware Inc. - Common Stock
RSU	RYDEX ETF TRUST GUG 2X S&P500ETF
RSUN	INDEXIQ ETF TR IQ JAPAN MIDCP
RSW	RYDEX ETF TRUST GUG INV 2XS&P500
RSX	MARKET VECTORS ETF TR RUSSIA ETF
RSXJ	MARKET VECTORS ETF TR RUSSIA SMALLCP
RSY	MERRILL LYNCH & CO INC NT SEL10 2012
RSYS	RADISYS CORP COM

RSYWS	MERRILL LYNCH & CO WTS
RT	RUBY TUESDAY INC COM
RTC	Riveria Tool Co
RTE	Merrill Lynch
RTEC	RUDOLPH TECHNOLOGIES INC COM
RTG	RYDEX ETF TRUST 2X S&P SST ETF
RTH	MARKET VECTORS ETF TR RETAIL ETF
RTI	RTI INTL METALS INC COM
RTIX	RTI BIOLOGICS INC COM
RTK	RENTECH INC COM
RTL	ISHARES TR RETAIL CAP IDX
RTLA	BARCLAYS BK PLC RUSS2000 3X LG
RTLX	RETALIX LTD ORD
RTM	RYDEX ETF TRUST GUG S&P500EQWTMA
RTN	RAYTHEON CO COM NEW
RTN+	RAYTHEON CO WT EXP 061611
RTN+#	RAYTHEON COMPANY
RTP	RIO TINTO PLC SPONSORED ADR
RTR	REVENUESHARES ETF TR ADR FD
RTRSY	Reuters Group PLC - American Depositary Shares
RTS	MERRILL LYNCH & CO INC NT SEL 10 INDX
RTSA	BARCLAYS BK PLC RUSS2000 SHT ETN
RTSX	Radiation Therapy Services Inc. - Common Stock
RTU	COHEN & STEERS REIT & UTIL INC COM
RTW	RYDEX ETF TRUST INV 2X SST ETF
RTWI	RTW Inc. - Common Stock
RTX	Merrill Lynch
RUBO	RUBIOS RESTAURANTS INC COM
RUD	TIERS PRCPL PRCTD MIN RET ASST 2004-1 RUSSELL
RUDR	ALPS ETF TR VELOSH RUSSSEL
RUE	RUE21 INC COM
RUF	ISE HOMEBUILDERS XXX
RUJ	AMEX RUSSELL 2000 XXX
RUK	REED ELSEVIER P L C SPONS ADR NEW
RUM	Cruzan International Inc
RUN	Reunion Industries Inc
RUO	AMEX RUSSELL 2000 XXX
RURL	RURAL / METRO CORP COM
RUS	RUSS BERRIE & CO COM
RUSHA	RUSH ENTERPRISES INC CL A
RUSHB	RUSH ENTERPRISES INC CL B
RUSL	DIREXION SHS ETF TR DLY RUSSIA BUL
RUSS	DIREXION SHS ETF TR DL RUSSIA BEAR
RUTH	RUTHS HOSPITALITY GROUP INC COM
RUTHR	RUTHS HOSPITALITY GROUP INC RT
RUTX	Republic Companies Group Inc. - Common Stock par value $0.01
RVBD	RIVERBED TECHNOLOGY INC COM
RVEP	RIO VISTA ENERGY PARTNERS L P COM
RVI	RETAIL VENTURES INC COM
RVLT	REVOLUTION LIGHTING TECHNOLOGI COM
RVM	REVETT MINERALS INC COM NEW
RVNU	DBX ETF TR INFRSTR REV FD
RVP	RETRACTABLE TECHNOLOGIES INC COM
RVR	WHITE RIVER CAPITAL INC COM
RVSB	RIVERVIEW BANCORP INC COM
RVSN	RADVISION LTD ORD
RVT	ROYCE VALUE TR INC COM
RVT-B	ROYCE VALUE TR INC PFD STK 5.90%
RVT-B*	ROYCE VALUE TR INC PFD STK 5.90%
RWC	RELM WIRELESS CORP COM
RWF	COHEN & STEERS WRLDWD RLT INCM COM

RWG	COLUMBIA ETF TR SEL LC GRW ETF
RWJ	REVENUESHARES ETF TR SMALL CAP FD
RWK	REVENUESHARES ETF TR MID CAP FD
RWL	REVENUESHARES ETF TR LARGECAP FD
RWM	PROSHARES TR PSHS SHTRUSS2000
RWO	SPDR INDEX SHS FDS DJ GLB RL ES ETF
RWR	SPDR SERIES TRUST DJ REIT ETF
RWT	REDWOOD TR INC COM
RWV	REVENUESHARES ETF TR NAVELLR A-100
RWW	REVENUESHARES ETF TR S&P500 FINL FD
RWX	SPDR INDEX SHS FDS DJ INTL RL ETF
RWXL	UBS AG LONDON BRH MTH 2X DJ INTL
RWY	Rent-Way Inc. Common Stock no par value
RX	IMS HEALTH INC COM
RXB	MORGAN STANLEY BOXES 10302031
RXD	PROSHARES TR PSHS HLTH CARE
RXH	MORGAN STANLEY HC XXX
RXI	ISHARES TR S&P GL CONSUME
RXII	RXI PHARMACEUTICALS CORP NEW COM
RXL	PROSHARES TR PSHS ULT HLTHCRE
RXN	REXNORD CORP NEW COM
RXP	MORGAN STANLEY HC XXX
RXY	MERRILL LYNCH & CO INC RTN RUSSELL 09
RY	ROYAL BK CDA MONTREAL QUE COM
RYAAY	RYANAIR HLDGS PLC SPONSORED ADR
RYAN	Ryan's Restaurant Group Inc. - Common Stock
RYE	RYDEX ETF TRUST GUG S&P500EQWTEN
RYF	RYDEX ETF TRUST GUG S&P500EQWTFI
RYG	Royal Group Technologies Limited Subordinate Voting Shares
RYH	RYDEX ETF TRUST GUG S&P500EQWTHC
RYI	RYERSON HLDG CORP COM
RYJ	CLAYMORE EXCHANGE TRD FD TR GUG RAYM JAMES S
RYL	RYLAND GROUP INC COM
RYN	RAYONIER INC COM
RYT	RYDEX ETF TRUST GUG S&P500EQWTTE
RYU	RYDEX ETF TRUST GUG S&P500EQWTUT
RZ	RASER TECHNOLOGIES INC COM
RZA	REINSURANCE GROUP AMER INC SUB DEB 42
RZG	RYDEX ETF TRUST GUG S&P SC600 PG
RZI	Merrill Lynch
RZS	Merrill Lynch
RZV	RYDEX ETF TRUST GUG S&P SC600 PV
RZY	Merrill Lynch
S	SPRINT NEXTEL CORP COM SER 1
S#	Sprint Nextel Corporation Series 1 Common Stock
SA	SEABRIDGE GOLD INC COM
SAA	PROSHARES TR PSHS ULT SCAP600
SAAS	INCONTACT INC COM
SAB	GRUPO CASA SABA S A DE C V SPONSORED ADR
SABA	SABA SOFTWARE INC COM NEW
SABR	SABRE INDS INC DEL COM
SAC-	South Carolina Electric & Gas Co. 5% Preferred Stock
SAD	AB SVENSK EXPORTKREDIT ACC RTN S&P 09
SAF	Safeco Corporation Common Stock No Par Value
SAFC	SAFECODE DRUG TECHNOLOGIES COR COM
SAFM	SANDERSON FARMS INC COM
SAFT	SAFETY INS GROUP INC COM
SAGG	DIREXION SHS ETF TR TL BD MKT BEAR
SAH	SONIC AUTOMOTIVE INC CL A
SAI	SAIC INC COM
SAIA	SAIA INC COM

SAJ	AKTIEBOLAGET SVENSK EXPORTKRED ACC S&P500 10
SAL	SALISBURY BANCORP INC COM
SALM	SALEM COMMUNICATIONS CORP DEL CL A
SAM	BOSTON BEER INC CL A
SAMB	SUN AMERICAN BANCORP COM NEW
SAMBD	Sun American Bancorp - Common Stock
SAMBW	SUN AMERICAN BANCORP WT D EXP051309
SAMG	SILVERCREST ASSET MGMT GROUP I CL A
SAN	BANCO SANTANDER SA ADR
SAN-A	SANTANDER FIN PFD S A UNIPERSN PFD SER 4 6.8%
SAN-B	SANTANDER FIN PFD S A UNIPERSN GTD PFD SECS 6
SAN-C	SANTANDER FIN PFD S A UNIPERSN PFD 6.5% SER 5
SAN-E	SANTANDER FINANCE PREF SA UNI PFD10.5% SER10
SAN-I	SANTANDER FIN PFD S A UNIPERSN PFD I 6.41%
SAND	SANDSTORM GOLD LTD COM NEW
SANM	SANMINA CORPORATION COM
SANMD	SANMINA SCI CORP COM NEW
SANW	S&W SEED CO COM
SANWU	S&W SEED CO UNIT EXP
SANWW	S&W SEED CO WT EXP 041513
SANWZ	S&W SEED CO WT EXP 050315
SANYY	Sanyo Electric Co. Ltd. - American Depositary Shares exempt pursuant to 12g3-2(b)
SAP	SAP AG SPON ADR
SAPE	SAPIENT CORP COM
SAPX	SEVEN ARTS ENTMT INC COM NO PAR
SAPXD	SEVEN ARTS ENTMT INC COM NO PAR
SAQ	SARATOGA INVT CORP SR NT 7.5%20
SAR	SARATOGA INVT CORP COM NEW
SARA	SARATOGA RES INC TEX COM
SASR	SANDY SPRING BANCORP INC COM
SAT	Asia Satellite Telecommunications Holdings Limited American Depositary Shares (Each representing 10 shares of Common Stock)
SATC	SATCON TECHNOLOGY CORP COM NEW
SATS	ECHOSTAR CORP CL A
SATSV	EchoStar Holding Corporation - common stock
SAVB	SAVANNAH BANCORP INC COM
SAVE	SPIRIT AIRLS INC COM
SAW	FOCUSSHARES TR HOMEBLDRS INDX
SAX	Saxon Capital Inc. Common Stock
SAY	SATYAM COMPUTER SERVICES LTD ADR
SB	SAFE BULKERS INC COM
SBA	BANK AMER CORP LEV S&P500 12
SBAC	SBA COMMUNICATIONS CORP COM
SBAY	SUBAYE INC COM
SBB	PROSHARES TR PSHS SHT SCAP600
SBBX	SUSSEX BANCORP COM
SBCF	SEACOAST BKG CORP FLA COM
SBEI	SBE Inc. - Common Stock
SBEID	SBE Inc. - Common Stock
SBF	MORGAN STANLEY RTN SPX500 10
SBFG	SB FINL GROUP INC COM
SBG	AKTIEBOLAGET SVENSK EXPORTKRED BEAR S&P500 10
SBGA	Summit Bank Corporation - Common Stock
SBGI	SINCLAIR BROADCAST GROUP INC CL A
SBGL	SIBANYE GOLD LTD SPONSORED ADR
SBGL#	SIBANYE GOLD LTD SPONSORED ADR
SBH	SALLY BEAUTY HLDGS INC COM
SBH#	SALLY BEAUTY HOLDINGS INC
SBI	WESTERN ASSET INTM MUNI FD INC COM
SBIB	STERLING BANCSHARES INC COM
SBIBN	STERLING BANCSHARES CAP TR PFD TR 8.3%

SBIBO	Sterling Bancshares Inc. - Sterling Bancshares Capital Trust II - 9.20% Cumulative Trust Preferred Securities
SBIBW	STERLING BANCSHARES INC WT EXP 121218
SBIT	Summit Bancshares Inc. - Common Stock
SBK	AB SVENSK EXPORTKREDIT LEVRG S&P500 10
SBK+	Sun American Bancorp
SBKC	SECURITY BANK CORP COM
SBKWS	SUN AMERICAN BANCORP WTS
SBL	MERRILL LYNCH & CO INC RTN BR S&P500 09
SBLK	STAR BULK CARRIERS CORP SHS NEW
SBLKW	STAR BULK CARRIERS CORP WT EXP 031510
SBM	PROSHARES TR SHT BASIC MAT
SBN	SOFTBRANDS INC COM
SBND	DEUTSCHE BK AG LONDON BRH DB 3X SHRT UST
SBNY	SIGNATURE BK NEW YORK N Y COM
SBNYW	SIGNATURE BK NEW YORK N Y WT PUR COM STK
SBP	SANTANDER BANCORP COM
SBR	SABINE ROYALTY TR UNIT BEN INT
SBRA	SABRA HEALTH CARE REIT INC COM
SBRAP	SABRA HEALTH CARE REIT INC PFD SER A 7.125%
SBRAV	SABRA HEALTH CARE REIT INC COM
SBS	COMPANHIA DE SANEAMENTO BASICO SPONSORED ADR
SBSA	SPANISH BROADCASTING SYS INC CL A NEW
SBSAD	SPANISH BROADCASTING SYS INC CL A NEW
SBSE	SBS Technologies Inc. - Common Stock
SBSI	SOUTHSIDE BANCSHARES INC COM
SBT	AT&T Inc. 7.00% Public Income NotES (PINES) due June 1
SBT*	AT&T Inc. 7.00% Public Income NotES (PINES) due June 1
SBUX	STARBUCKS CORP COM
SBV	BARCLAYS BK PLC IPTH S&P GSCI
SBW	WESTERN ASSET WORLDWIDE INCOME COM
SBX	SEABRIGHT HOLDINGS INC COM
SBY	SILVER BAY RLTY TR CORP COM
SCA	SYNCORA HOLDINGS LTD
SCB	AB SVENSK EXPORTKREDIT LIRN S&P500 10
SCBT	SCBT FINANCIAL CORP COM
SCC	PROSHARES TR PSHS ULCONSM NEW
SCCO	SOUTHERN COPPER CORP COM
SCD	LMP CAP & INCOME FD INC COM
SCE-B	SOUTHERN CALIF EDISON CO PFD 4.08%
SCE-C	SOUTHERN CALIF EDISON CO PFD 4.24%
SCE-D	SOUTHERN CALIF EDISON CO PFD 4.32%
SCE-E	SOUTHERN CALIF EDISON CO PFD 4.78%
SCE-F	SCE TR I TR PREF SECS
SCE-G	SCE TR II TR PFD SECS 5.1%
SCEI	SINO CLEAN ENERGY INC COM NEW
SCFSP	Sovereign Bancorp Inc. - Seacoast Capital Trust I - 8.50% Cumulative Trust Preferred Securities
SCG	SCANA CORP NEW COM
SCG-	SOUTH CAROLINA ELEC & GAS CO PFD 5%
SCG-*	SOUTH CAROLINA ELEC & GAS CO PFD 5%
SCGQ	SCG FINL ACQUISITION CORP COM
SCH	The Charles Schwab Corporation Common Stock
SCHA	SCHWAB STRATEGIC TR US SML CAP ETF
SCHB	SCHWAB STRATEGIC TR US BRD MKT ETF
SCHC	SCHWAB STRATEGIC TR INTL SCEQT ETF
SCHD	SCHWAB STRATEGIC TR US DIVIDEND EQ
SCHE	SCHWAB STRATEGIC TR EMRG MKTEQ ETF
SCHF	SCHWAB STRATEGIC TR INTL EQTY ETF
SCHG	SCHWAB STRATEGIC TR US LCAP GR ETF
SCHH	SCHWAB STRATEGIC TR US REIT ETF
SCHK	Schick Technologies Inc. - Common Stock
SCHL	SCHOLASTIC CORP COM

SCHM	SCHWAB STRATEGIC TR US MID-CAP ETF
SCHN	SCHNITZER STL INDS CL A
SCHO	SCHWAB STRATEGIC TR SHT TM US TRES
SCHP	SCHWAB STRATEGIC TR US TIPS ETF
SCHR	SCHWAB STRATEGIC TR INTRM TRM TRES
SCHS	SCHOOL SPECIALTY INC COM
SCHV	SCHWAB STRATEGIC TR US LCAP VA ETF
SCHW	SCHWAB CHARLES CORP NEW COM
SCHW-B	SCHWAB CHARLES CORP NEW DSHS 1/40 PF B
SCHX	SCHWAB STRATEGIC TR US LRG CAP ETF
SCHZ	SCHWAB STRATEGIC TR US AGGREGATE B
SCI	SERVICE CORP INTL COM
SCIF	MARKET VECTORS ETF TR INDIA SMALL CP
SCIL	SCIENTIFIC LEARNING CORP OC-COM
SCIN	EGA EMERGING GLOBAL SHS TR EGS INDIA SC ETF
SCIX	Scailex Corporation Ltd. Ordinary Shares
SCJ	ISHARES INC JAPAN SML CAP
SCKT	SOCKET MOBILE INC COM NEW
SCKTD	SOCKET MOBILE INC COM NEW
SCL	STEPAN CO COM
SCL-	STEPAN CO PFD CONV 5.50%
SCL-*	STEPAN CO PFD CONV 5.50%
SCLD	STEELCLOUD INC COM
SCLN	SCICLONE PHARMACEUTICALS INC COM
SCLP	RUSSELL EXCHANGE TRADED FDS TR SMALL CAP ETF
SCM	STELLUS CAP INVT CORP COM
SCMF	SOUTHERN CMNTY FINL CORP COM
SCMFO	SOUTHERN CMNTY CAP TR II PFD TR 7.95%
SCMM	SCM MICROSYSTEMS INC COM
SCMP	SUCAMPO PHARMACEUTICALS INC CL A
SCMR	SYCAMORE NETWORKS INC COM NEW
SCMRD	SYCAMORE NETWORKS INC COM NEW
SCO	PROSHARES TR II ULTSH DJ UBS CRU
SCOG	RUSSELL EXCHANGE TRADED FDS TR SMALL CAP ETF
SCOK	SINOCOKING COAL & COKE CH INDS COM
SCON	SUPERCONDUCTOR TECHNOLOGIES COM PAR $0.001
SCOND	Superconductor Technologies Inc. - Common Stock
SCOP	Scopus Video Networks Ltd. - Ordinary shares
SCOR	COMSCORE INC COM
SCOX	SCO Group Inc. (The) - Common Stock
SCPB	SPDR SERIES TRUST BARC SHT TR CP
SCPE	Scope Metals Group Ltd. - Ordinary Shares
SCPR	CREDIT SUISSE NASSAU BRH VS 2XINV COPPR
SCR	SIMCERE PHARMACEUTICAL GROUP SPON ADR
SCR.A	Sea Containers Ltd. Class A Common Shares
SCR.B	Sea Containers Ltd. Class B Common Shares
SCRT	SCHOTTENSTEIN RLTY TR INC COM
SCRX	Sciele Pharma Inc. - Common Stock
SCS	STEELCASE INC CL A
SCSC	SCANSOURCE INC COM
SCSS	SELECT COMFORT CORP COM
SCST	SCS Transportation Inc. - When-Issued Common Stock
SCT	BANK AMER CORP TRGT S&P500 14
SCT-A	Scottish Re Group Limited 5.875% Hybrid Capital Units
SCT-B	Scottish Re Group Limited 7.250% Non-Cumulative Perpetual Preferred Shares
SCTR	RUSSELL EXCHANGE TRADED FDS TR SMALL CAP ETF
SCTY	SOLARCITY CORP COM
SCU	SCANA CORP NEW JR SB NT7.7%65
SCUR	Secure Computing Corporation - Common Stock
SCV	Claymore Exchange-Traded Fund Trust
SCVL	SHOE CARNIVAL INC COM

SCW.A	Citigroup Global Markets
SCX	STARRETT L S CO CL A
SCZ	ISHARES TR MSCI SMALL CAP
SD	SANDRIDGE ENERGY INC COM
SDA	BANK AMER CORP MITTS DOW 15
SDAY	SUNDAY Communications Limited - American Depositary Shares
SDBT	SOUNDBITE COMMUNICATIONS INC COM
SDD	PROSHARES TR PSHS ULSH SC 600
SDE	BANK AMER CORP S&P SML CAP 10
SDG	MORGAN STANLEY BARR S&P500 10
SDIV	GLOBAL X FDS GLB X SUPERDIV
SDIX	STRATEGIC DIAGNOSTICS INC COM
SDIXE	Strategic Diagnostics Inc. - Common Stock
SDK	PROSHARES TR PSHS ULSHT MC GR
SDLP	SEADRILL PARTNERS LLC COMUNIT REP LB
SDM	MORGAN STANLEY NT LK S&P 2011
SDO-A	SAN DIEGO GAS & ELEC CO PFD 5%
SDO-B	SAN DIEGO GAS & ELEC CO PFD 4.50%
SDO-C	SAN DIEGO GAS & ELEC CO PFD 4.40%
SDO-H	SAN DIEGO GAS & ELEC CO PFD $1.82
SDOG	ALPS ETF TR SECTR DIV DOGS
SDOW	PROSHARES TR ULTRA SH DOW30
SDP	PROSHARES TR ULSHRT UTILS FD
SDR	SANDRIDGE MISSISSIPPIAN TR II SH BEN INT
SDRL	SEADRILL LIMITED SHS
SDS	PROSHARES TR PSHS ULSHT SP500
SDT	SANDRIDGE MISSISSIPPIAN TR I UNIT BEN INT
SDTH	SHENGDA TECH INC COM
SDX	Sodexho Alliance SA American Depositary Shares (Each representing one Common Share)
SDXC	SWITCH & DATA FACILITIES COMP COM
SDY	SPDR SERIES TRUST S&P DIVID ETF
SDYL	UBS AG LONDON BRH ETRACS 2XLVS&P
SE	SPECTRA ENERGY CORP COM
SE#	SPECTRA ENERGY CORP COM
SEA	CLAYMORE EXCHANGE TRD FD TR 2 GUGG SHIPPNG ETF
SEA+	Star Maritime Acquisition Corp
SEA=	Star Maritime Acquisition Corp
SEAB	SeaBright Insurance Holdings Inc. - Common Stock
SEAC	SEACHANGE INTL INC COM
SEAS	SEAWORLD ENTMT INC COM
SEB	SEABOARD CORP COM
SEBL	Siebel Systems Inc. Common Stock
SECDP	Sky Financial Group Inc. - Second Bancorp Capital Trust I - 9.00% Cumulative Trust Preferred Securities
SED	SED INTL HLDGS INC COM NEW
SEE	SEALED AIR CORP NEW COM
SEED	ORIGIN AGRITECH LIMITED SHS
SEEDU	ORIGIN AGRITCH LT UT
SEEDW	ORIGIN AGRITCH LT WT
SEF	PROSHARES TR PSHS SHTFINL ETF
SEGU	Segue Software Inc. - Common Stock
SEH	SPARTECH CORP COM NEW
SEIC	SEI INVESTMENTS CO COM
SEL	SELIGMAN SELECT MUN FD INC COM
SEM	SELECT MED HLDGS CORP COM
SEMG	SEMGROUP CORP CL A
SEMG+	SEMGROUP CORP WT EXP 113014
SEMI	All American Semiconductor Inc. - Common Stock
SEN	SEMCO Energy Inc. Common Stock
SENEA	SENECA FOODS CORP NEW CL A
SENEB	SENECA FOODS CORP NEW CL B
SENO	SENORX INC COM

SENS	CardioMEMS Inc. - Common Stock
SEO	BANK AMER CORP STARS S&P500 11
SEP	SPECTRA ENERGY PARTNERS LP COM
SEPR	SEPRACOR INC COM
SERO	Serologicals Corporation - Common Stock
SERV	SERVIDYNE INC COM
SET	S & P 500 INDEX XXX
SEV	SEVCON INC COM
SF	STIFEL FINL CORP COM
SF-A	Stifel Financial Capital Trust I 9.00% Cumulative Trust Preferred Securities
SF-A*	Stifel Financial Capital Trust I 9.00% Cumulative Trust Preferred Securities
SFA	MERRILL LYNCH & CO INC ACC S&P500 10
SFB	STIFEL FINL CORP SR NT 6.7%22
SFBC	SOUND FINL BANCORP INC COM
SFC	Spirit Finance Corporation Common Stock par value $.01 per share
SFCC	SFBC International Inc. - Common Stock
SFD	SMITHFIELD FOODS INC COM
SFE	SAFEGUARD SCIENTIFICS INC COM NEW
SFF	Santa Fe Energy Trust Depositary Units Evidenced by Secure Principal Energy Receipts ('SPERs')
SFFS	Sound Federal Bancorp Inc. - Common Stock
SFG	STANCORP FINL GROUP INC COM
SFH	BANK AMER CORP STR S&P500 11
SFI	ISTAR FINL INC COM
SFI-D	ISTAR FINL INC PFD SER D
SFI-E	ISTAR FINL INC PFD E 7.875%
SFI-F	ISTAR FINL INC PFD SER F 7.8%
SFI-G	ISTAR FINL INC PFD G 7.65%
SFI-I	ISTAR FINL INC PFD SER I
SFK	PROSHARES TR PSHS UL1000NEW
SFL	SHIP FINANCE INTERNATIONAL LTD SHS
SFLA	BARCLAYS BK PLC S&P 500 3X LNG
SFLK	SAFLINK Corporation - Common Stock
SFLY	SHUTTERFLY INC COM
SFM	TIERS PRINCIPAL PROTECTED TR TIERS S&P03-10
SFN	STIFEL FINL CORP SR NT 22
SFNC	SIMMONS 1ST NATL CORP CL A $1 PAR
SFNT	SafeNet Inc - Common Stock
SFO	MERRILL LYNCH & CO INC STRTG S&P500 10
SFP	Salton Inc. Common Stock
SFSA	BARCLAYS BK PLC S&P500 SHRT ETN
SFSF	SUCCESSFACTORS INC COM
SFST	SOUTHERN FIRST BANCSHARES INC COM
SFSU	Citigroup Inc. - Stock Market Upturn Notes Based Upon the Nasdaq-100 Index
SFUN	SOUFUN HLDGS LTD ADR
SFV	SPA ETF TRUST MRKTGRADE 40FD
SFY	SWIFT ENERGY CO COM
SGA	SAGA COMMUNICATIONS INC CL A NEW
SGAR	BARCLAYS BK PLC IPTH SUGAR ETN
SGB	SOUTHWEST GA FINL CORP COM
SGB$	
SGC	SUPERIOR UNIFORM GP INC COM
SGDE	Sportsman's Guide Inc. (The) Common Stock
SGEN	SEATTLE GENETICS INC COM
SGF	SINGAPORE FD INC COM
SGG	BARCLAYS BANK PLC ETN DJUBS SGAR38
SGGG	RUSSELL EXCHANGE TRADED FDS TR SMALL CAP ETF
SGH	AB SVENSK EXPORTKREDIT NT RSL2000 10
SGHL	Sentigen Holding Corp. - Common Stock
SGI	SILICON GRAPHICS INTL CORP COM
SGIC	Silicon Graphics Inc. - common stock
SGK	SCHAWK INC CL A

SGL	STRATEGIC GLOBAL INCOME FD COM
SGLP	SemGroup Energy Partners L.P. - Common Units representing limited partner interests
SGLX	SINGULEX INC COM
SGMA	SIGMATRON INTL INC COM
SGMO	SANGAMO BIOSCIENCES INC COM
SGMS	SCIENTIFIC GAMES CORP CL A
SGN	AKTIEBOLAGET SVENSK EXPORTKRED ACC S&P500 10
SGNT	SAGENT PHARMACEUTICALS INC COM
SGO	EKSPORTFINANS ASA STAR S&P500 11
SGOC	SGOCO GROUP LTD SHS
SGOL	ETFS GOLD TR SHS
SGP	SCHERING PLOUGH CORP COM
SGP-B	SCHERING PLOUGH CORP PFD CONV MAN07
SGP-M	Schering-Plough Corporation 6.00% Mandatory Convertible Preferred Stock
SGR	SHAW GROUP INC COM
SGRP	SPAR GROUP INC COM
SGS	STREAM GLOBAL SVCS INC COM
SGS+	STREAM GLOBAL SVCS INC WT EXP 101711
SGS=	STREAM GLOBAL SVCS INC UNIT EX 101711
SGT	NETS TR FTSE SINGP ETF
SGTL	Sigmatel Inc. - COMMON STOCK
SGU	STAR GAS PARTNERS L P UNIT LTD PARTNR
SGXP	SGX Pharmaceuticals Inc. - Common Stock par value $0.001 per share
SGY	STONE ENERGY CORP COM
SGYP	SYNERGY PHARMACEUTICALS DEL COM NEW
SGYPD	SYNERGY PHARMACEUTICALS INC FL COM NEW
SGYPU	SYNERGY PHARMACEUTICALS DEL UNIT 2C1W 120616
SGYPW	SYNERGY PHARMACEUTICALS DEL WT EXP 120616
SGZ	SELECTIVE INS GROUP INC JR SUB NT 7.5%
SGZ*	SELECTIVE INS GROUP INC JR SUB NT 7.5%
SGZA	SELECTIVE INS GROUP INC SR NT 43
SH	PROSHARES TR PSHS SHRT S&P500
SHA	Shanghai Century Acquisition Corporation
SHA+	Shanghai Century Acquisition Corporation
SHA=	Shanghai Century Acquisition Corporation
SHAW	SHAW GROUP INC COM
SHBI	SHORE BANCSHARES INC COM
SHBK	Shore Financial Corporation - Common Stock
SHBT	RUSSELL EXCHANGE TRADED FDS TR 2000 HIGH BETA
SHE	SHENGKAI INNOVATIONS INC COM
SHEN	SHENANDOAH TELECOMMUNICATIONS COM
SHF	SCHIFF NUTRITION INTL INC COM
SHFL	SHFL ENTMT INC COM
SHG	SHINHAN FINANCIAL GROUP CO LTD SPN ADR RESTRD
SHH.A	Royal Bank of Scotland N.V. (The)
SHI	SINOPEC SHANGHAI PETROCHEMICAL SPON ADR H
SHIP	SEANERGY MARITIME HLDGS CORP SHS
SHIPD	SEANERGY MARITIME HLDGS CORP SHS NEW
SHIPW	SEANERGY MARITIME HLDGS CORP WTS EXP 092411
SHJ	MERRILL LYNCH & CO INC STARS S&P 2010
SHJ+	Novamerican Steel Inc
SHJ=	Novamerican Steel Inc
SHK	BANK AMER CORP STARS ISH DJ10
SHLD	SEARS HLDGS CORP COM
SHLM	SCHULMAN A INC COM
SHLO	SHILOH INDS INC COM
SHM	SPDR SERIES TRUST NUVN BR SHT MUNI
SHMO	RUSSELL EXCHANGE TRADED FDS TR 2000 HGH MOMEN
SHMR	SHAMIR OPTICAL INDUSTRY LTD SHS
SHN	BANK AMER CORP MITTS DOW 15
SHO	SUNSTONE HOTEL INVS INC NEW COM

SHO-A	SUNSTONE HOTEL INVS INC NEW PFD SER A
SHO-A*	SUNSTONE HOTEL INVS INC NEW PFD SER A
SHO-D	SUNSTONE HOTEL INVS INC NEW CV 8% CUM PFD-D
SHOE	Shoe Pavilion Inc - Common Stock
SHOO	MADDEN STEVEN LTD COM
SHOR	SHORETEL INC COM
SHOS	SEARS HOMETOWN & OUTLET STORES COM
SHOSR	SEARS HLDGS CORP SUB RT SEARS
SHP	SHANGPHARMA CORP SPONSORED ADR
SHPG	SHIRE PLC SPONSORED ADR
SHPGY	SHIRE PLC SPONSORED ADR
SHR	BANK AMER CORP STRGT S&P500 11
SHRP	Sharper Image Corporation - Common Stock
SHS	SAUER-DANFOSS INC COM
SHU	Shurgard Storage Centers Inc. Common Stock
SHU-C	Shurgard Storage Centers Inc. 8.70% Series C Cumulative Redeemable Preferred Stock
SHU-C*	Shurgard Storage Centers Inc. 8.70% Series C Cumulative Redeemable Preferred Stock
SHU-D	Shurgard Storage Centers Inc. 8.75% Series D Cumulative Redeemable Preferred Stock
SHU-D*	Shurgard Storage Centers Inc. 8.75% Series D Cumulative Redeemable Preferred Stock
SHV	ISHARES TR BARCLYS SH TREA
SHVY	RUSSELL EXCHANGE TRADED FDS TR 2000 HGH VOLAT
SHW	SHERWIN WILLIAMS CO COM
SHY	ISHARES TR BARCLYS 1-3 YR
SHZ	CHINA SHEN ZHOU MNG & RES INC COM
SI	SIEMENS A G SPONSORED ADR
SIAL	SIGMA ALDRICH CORP COM
SIBC	STATE INVS BANCORP INC COM
SICK	DIREXION SHS ETF TR HEALTHCAR BEAR
SID	COMPANHIA SIDERURGICA NACIONAL SPONSORED ADR
SID#	Companhia Siderurgica Nacional American Depositary Shares (Each representing One Common Shares)
SIE	Sierra Health Services Inc. Common Stock
SIEB	SIEBERT FINL CORP COM
SIF	SIFCO INDS INC COM
SIFI	SI FINL GROUP INC MD COM
SIFID	SI FINL GROUP INC MD COM
SIFY	SIFY TECHNOLOGIES LIMITED SPONSORED ADR
SIG	SIGNET JEWELERS LIMITED SHS
SIGA	SIGA TECHNOLOGIES INC COM
SIGI	SELECTIVE INS GROUP INC COM
SIGM	SIGMA DESIGNS INC COM
SIH	SPA ETF TRUST MRKTGRAD 100FD
SIHI	SINOHUB INC COM
SII	SMITH INTL INC COM
SII#	Smith International Inc. Common Shares
SIJ	PROSHARES TR PSHS ULTSHT INDL
SIL	GLOBAL X FDS SILVER MNR ETF
SILC	SILICOM LTD ORD
SILCF	SILICOM LIMITED
SILJ	FACTORSHARES TR ISE SILV SMLMI
SILU	SPROTT RESOURCE LENDING CORP COM
SIM	GRUPO SIMEC S A B DE C V ADR
SIMC	Simclar Inc. - Common Stock
SIMG	SILICON IMAGE INC COM
SIMO	SILICON MOTION TECHNOLOGY CORP SPONSORED ADR
SIN	ISE SINDEX INDEX XXX
SINA	SINA CORP ORD
SINF	PROSHARES TR ULTPRO SH 10YR
SINO	SINO GLOBAL SHIPPING AMER LTD COM
SINT	SI International Inc. - common stock
SIPX	SIPEX Corporation - Common Stock
SIR	SELECT INCOME REIT COM SH BEN INT

SIRF	SIRF TECHNOLOGY HLDGS INC COM
SIRI	SIRIUS XM RADIO INC COM
SIRO	SIRONA DENTAL SYSTEMS INC COM
SIRT	Sirtris Pharmaceuticals Inc. - Common Stock
SIT	MERRILL LYNCH & CO INC STARS S&P IN09
SIVB	SVB FINL GROUP COM
SIVBE	SVB FINANCIAL GRP
SIVBO	SVB CAP II PFD TR GTD 7%
SIVOE	SVB CAPITAL II
SIVR	ETFS SILVER TR SILVER SHS
SIX	SIX FLAGS ENTMT CORP NEW COM
SIX-B	SIX FLAGS INC PIERS
SIZ	FQF TR QUANTSHARE SIZ
SIZ-B	Sizeler Property Investors Inc. 9.75% Series B Cumulative Redeemable Preferred Stock
SIZE	ISHARES TR MSCI USASZEFCT
SJB	PROSHARES TR SHRT HGH YIELD
SJD	BANK AMER CORP ACC RT S&P500 10
SJF	PROSHARES TR UL RUS1000VA NEW
SJH	PROSHARES TR PSHS ULSH2000 VA
SJI	SOUTH JERSEY INDS INC COM
SJL	PROSHARES TR PSHS ULSHT MC VA
SJM	SMUCKER J M CO COM NEW
SJM#	The J.M. Smucker Company Common Stock
SJNK	SPDR SER TR SHT TRM HGH YLD
SJO	MERRILL LYNCH & CO INC RTN S&P500 09
SJOE	St Joseph Capital Corp - Common Stock
SJP	BANK AMER CORP STRG S&P500 11
SJR	SHAW COMMUNICATIONS INC CL B CONV
SJR-B*	Shaw Communications Inc. 8.50% Canadian Originated Preferred Securities (COPrS) due September 30 2097
SJT	SAN JUAN BASIN RTY TR UNIT BEN INT
SJV	BANK AMER CORP STARS S&P 12
SJW	SJW CORP COM
SJW#	SJW Corp. Common Stock par value $1.042
SK	SAFETY KLEEN HOLDCO INC COM
SKB.A	Citigroup Global Markets
SKBI	SKYSTAR BIO-PHARMA CO COM PAR $.001
SKBID	SKYSTAR BIO-PHARMA CO COM PAR $.001
SKC	BANK AMER CORP STRTG S&P500 11
SKE	MORGAN STANLEY PLUS S&P500 09
SKF	PROSHARES TR PSHS ULTSHT FINL
SKH	SKILLED HEALTHCARE GROUP INC CL A
SKIL	SKILLSOFT PLC SPONSORED ADR
SKJ	Citigroup Funding Inc.
SKK	PROSHARES TR PSHS ULSH2000 GR
SKL	BANK AMER CORP NT S&P500 11
SKM	SK TELECOM LTD SPONSORED ADR
SKN	BANK AMER CORP STP LKD S&P 11
SKO	Shopko Stores Inc. Common Stock
SKOR	INDEXIQ ETF TR IQ STH KOR SML
SKP	MERRILL LYNCH & CO INC RED S&P500 10
SKS	SAKS INC COM
SKT	TANGER FACTORY OUTLET CTRS INC COM
SKT-C	TANGER FACTORY OUTLET CTRS INC PFD C
SKT-C*	TANGER FACTORY OUTLET CTRS INC PFD C
SKUL	SKULLCANDY INC COM
SKX	SKECHERS U S A INC CL A
SKY	SKYLINE CORP COM
SKYE	SkyePharma PLC - American Depositary Shares
SKYF	Sky Financial Group Inc. - Common Stock
SKYW	SKYWEST INC COM
SKYY	FIRST TR EXCHANGE TRADED FD II ISE CLOUD COMP

SLA	AMERICAN SELECT PORTFOLIO INC COM
SLAB	SILICON LABORATORIES INC COM
SLB	SCHLUMBERGER LTD COM
SLB#	Schlumberger Limited Common Shares
SLBT	RUSSELL EXCHANGE TRADED FDS TR 2000 LOW BETA
SLCA	U S SILICA HLDGS INC COM
SLD	SUTHERLAND ASSET MGMT CORP COM
SLE	SARA LEE CORP COM
SLE#	Sara Lee Corporation Common Stock
SLF	SUN LIFE FINL INC COM
SLFI	Sterling Financial Corporation - Common Stock
SLG	SL GREEN RLTY CORP COM
SLG-C	SL GREEN RLTY CORP PFD C 7.625%
SLG-C*	SL GREEN RLTY CORP PFD C 7.625%
SLG-D	SL GREEN RLTY CORP PFD D 7.875%
SLG-D*	SL GREEN RLTY CORP PFD D 7.875%
SLG-I	SL GREEN RLTY CORP PFD SER I
SLGN	SILGAN HOLDINGS INC COM
SLH	SOLERA HOLDINGS INC COM
SLH-B	Strategic Hotel Capital Inc. 8.25% Series B Cumulative Redeemable Preferred Stock
SLI	S L INDS INC COM
SLM	SLM CORP COM
SLM-A	SLM CORP PFD A 6.97%
SLM-B	SLM CORP PFD SER B
SLMAP	SLM CORP PFD A 6.97%
SLMBP	SLM CORP PFD SER B
SLNK	SpectraLink Corporation - Common Stock
SLP	SIMULATIONS PLUS INC COM
SLR	Solectron Corporation Common Stock
SLRA	SOLAR CAP LTD SR NT 42
SLRC	SOLAR CAP LTD COM
SLRWD	SOLECTRON CORP ADJ CONV
SLRY	SALARY COM INC COM
SLS	RIVERSOURCE LASALLE INTL R/E COM
SLT	STERLITE INDS INDIA LTD ADS
SLTC	SELECTICA INC COM NEW
SLTCD	SELECTICA INC COM NEW
SLTM	SOLTA MED INC COM
SLV	ISHARES SILVER TRUST ISHARES
SLVO	CREDIT SUISSE NASSAU BRH SLVRFLO ETN LK
SLVP	ISHARES INC MSCI GL SILVER
SLVY	RUSSELL EXCHANGE TRADED FDS TR 2000 LOW VOLAT
SLW	SILVER WHEATON CORP COM
SLX	MARKET VECTORS ETF TR MV STEEL INDEX
SLXA	Solexa Inc. - Common Stock par value (.01)
SLXP	SALIX PHARMACEUTICALS INC COM
SLY	SPDR SERIES TRUST S&P 600 SML CAP
SLYG	SPDR SERIES TRUST S&P 600 SMCP GRW
SLYV	SPDR SERIES TRUST S&P 600 SMCP VAL
SLZ	MORGAN STANLEY NT S&P IDX2009
SM	SM ENERGY CO COM
SMA	SYMMETRY MED INC COM
SMAN	Standard Management Corporation - Common Stock
SMANP	Standard Management Corporation - Capital Trust I 10.25% Cumulative Trust Preferred Securities
SMB	MARKET VECTORS ETF TR MKTVEC SMUNETF
SMBC	SOUTHERN MO BANCORP INC COM
SMBI	Symbion Inc. - Common Stock
SMBL	BOULDER BRANDS INC COM
SMBLU	Smart Balance Inc - Unit 2009
SMBLW	Smart Balance Inc - Warrant 00/00/2009
SMC	BANK AMER CORP ACC S&P500 10

SMCG	MILLENNIUM INDIA ACQS CO INC COM
SMCGU	MILLENNIUM INDIA ACQS CO INC UNIT EX 071910
SMCGW	MILLENNIUM INDIA ACQS COM INC WT EXP 071910
SMCI	SUPER MICRO COMPUTER INC COM
SMD	SINGING MACH INC COM NEW
SMDD	PROSHARES TR PSHS ULPROSH NEW
SMDI	STRATUS MEDIA GROUP INC COM
SME	MERRILL LYNCH & CO INC MITTS SEMI2007
SMED	SHARPS COMPLIANCE CORP COM
SMF	SALIENT MLP & ENERGY INFRSTRCT COM SH BEN INT
SMFG	SUMITOMO MITSUI FINL GROUP INC SPONSORED ADR
SMG	SCOTTS MIRACLE GRO CO CL A
SMH	MARKET VECTORS ETF TR SEMICONDUCTOR
SMHG	SANDERS MORRIS HARRIS GROUP COM
SMI	SEMICONDUCTOR MFG INTL CORP SPONSORED ADR
SMIT	SCHMITT INDS INC ORE COM NEW
SMK	PROSHARES TR ULT MSCIMEX CAPP
SMLC	012 SMILE COMMUNICATIONS LTD ORD SHS
SMLP	SUMMIT MIDSTREAM PARTNERS LP COM UNIT LTD
SMLV	SPDR SER TR RUSS2000 LOVOL
SMM	SALIENT MIDSTREAM & MLP FD SH BEN INT
SMMF	SUMMIT FINANCIAL GROUP INC COM
SMMU	PIMCO ETF TR SHTRM MUN BOND
SMMX	SYMYX TECHNOLOGIES COM
SMN	PROSHARES TR BASIC MAT NEW
SMOD	SMART MODULAR TECHNOLOGIES INC ORD SHS
SMOVU	Smart Move Inc. - units
SMP	STANDARD MTR PRODS INC COM
SMPL	SIMPLICITY BANCORP COM
SMRA	Somera Communications Inc. Common Stock
SMRAD	Somera Communications Inc. - Common Stock
SMRT	STEIN MART INC COM
SMS	SIMS METAL MANAGEMENT LTD SPONS ADR
SMSC	STANDARD MICROSYSTEMS CORP COM
SMSI	SMITH MICRO SOFTWARE INC COM
SMT	SMART TECHNOLOGIES INC CL A SUB VTG S
SMTB	SMITHTOWN BANCORP INC COM
SMTC	SEMTECH CORP COM
SMTH	SMITH ELEC VEH CORP COM
SMTK	Simtek Corporation - Common Stock
SMTL	SEMITOOL INC COM
SMTS	SOMANETICS CORP COM NEW
SMTX	SMTC CORP COM NEW
SMU	BANK AMER CORP MITTS S&P50015
SMV.A	Smedvig asa Class A American Depositary shares (Each representing one Class A Ordinary Share)
SMV.B	Smedvig asa Class B American Depositary Shares (Each representing one Class B Ordinary Share)
SMX	TIERS PRINCIPAL PROTECTED TR TIERS S&P 03-7
SMXC	Smithway Motor Xpress Corp. - Class A Common Stock
SMY	BANK AMER CORP ACCL S&P500 12
SN	SANCHEZ ENERGY CORP COM
SNA	SNAP ON INC COM
SNAK	INVENTURE FOODS INC COM
SNB	SPA ETF TRUST MRKTGRAD 200FD
SNBC	SUN BANCORP INC COM
SNBI	State National Bancshares Inc. - common stock
SNBT	SNB Bancshares Inc. (Texas) - Common Stock
SNCI	SONIC INNOVATIONS INC COM
SNCR	SYNCHRONOSS TECHNOLOGIES INC COM
SND	Morgan Stanley
SNDA	SHANDA INTERACTIVE ENTMT LTD SPONSORED ADR
SNDK	SANDISK CORP COM

SNDS	EXCHANGE TRADED CONCEPTS TR SUST NO AM OIL
SNE	SONY CORP ADR NEW
SNEN	SINOENERGY CORPORATION COM NEW
SNF	IBERO-AMERICA FD INC COM
SNFCA	SECURITY NATL FINL CORP CL A NEW
SNG	CANADIAN SUPERIOR ENERGY INC COM
SNH	SENIOR HSG PPTYS TR SH BEN INT
SNH-Z	SNH Capital Trust I 10.125% Trust Preferred Securities
SNH-Z*	SNH Capital Trust I 10.125% Trust Preferred Securities
SNHN	SENIOR HSG PPTYS TR NT 42
SNHY	SUN HYDRAULICS CORP COM
SNI	SCRIPPS NETWORKS INTERACT INC CL A COM
SNI#	SCRIPPS NETWORKS INTERACTIVE INC
SNIC	SONIC SOLUTIONS COM
SNJ	TIERS PRINCIPAL PROTECTED TR S&P 2002-19
SNK	BANK AMER CORP LKD TO S&P 500
SNLN	HIGHLAND FDS I HI LD IBOXX SRLN
SNMX	SENOMYX INC COM
SNN	SMITH & NEPHEW PLC SPDN ADR NEW
SNO	NETS TR HANG SENG CHIN
SNP	CHINA PETE & CHEM CORP SPON ADR H SHS
SNPS	SYNOPSYS INC COM
SNQ	CITIGROUP FDG INC NT NIKKEI INDX
SNR	SUNAIR SERVICES CORP COM
SNRR	Sunterra Corporation - Common Stock When Issued
SNS	STEWART & STEVENSON INC COM
SNSA	Stolt-Nielsen S.A. - American Depositary Shares
SNSS	SUNESIS PHARMACEUTICALS INC COM NEW
SNSSD	SUNESIS PHARMACEUTICALS INC COM NEW
SNSTA	SONESTA INTL HOTELS CORP CL A
SNT	SENESCO TECHNOLOGIES INC COM NEW
SNTA	SYNTA PHARMACEUTICALS CORP COM
SNTO	Sento Corporation - Common Stock
SNTS	SANTARUS INC COM
SNUS	SONUS Pharmaceuticals Inc. - Common Stock
SNV	SYNOVUS FINL CORP COM
SNV#	Synovus Financial Corp. Common Stock
SNV-T	SYNOVUS FINL CORP TANG EQTY UTS
SNWL	SONICWALL INC COM
SNX	SYNNEX CORP COM
SNY	SANOFI SPONSORED ADR
SNZ	MORGAN STANLEY BARR S&P500 11
SNZ.A	Citigroup Global Markets
SO	SOUTHERN CO COM
SO-D	Southern Company Capital Trust VI 7.125% Trust Preferred Securities
SO-D*	Southern Company Capital Trust VI 7.125% Trust Preferred Securities
SOA	SOLUTIA INC COM NEW
SOA#	SOLUTIA INC WI
SOA+	SOLUTIA INC WT EXP 022713
SOAP	SOAPSTONE NETWORKS INC COM
SOC	STONELEIGH PARTNERS ACQUS CORP COM
SOC+	Stoneleigh Partners Acquisition Corp
SOC=	Stoneleigh Partners Acquisition Corp
SOCB	SOUTHCOAST FINANCIAL CORP COM
SOCL	GLOBAL X FDS SOCIAL MED ETF
SODA	SODASTREAM INTERNATIONAL LTD USD SHS
SOFO	SONIC FDRY INC COM NEW
SOFOD	SONIC FDRY INC COM NEW
SOG	AKTIEBOLAGET SVENSK EXPORTKRED CAP LEV RTN 11
SOH	STENA OFFSHORE NV ORD
SOHO	SOTHERLY HOTELS INC COM

SOHU	SOHU COM INC COM
SOIL	GLOBAL X FDS GLB X FERTIL
SOL	RENESOLA LTD SPONS ADS
SOLD	HouseValues Inc. - Common Stock
SOLF	SOLARFUN POWER HOLDINGS CO LTD SPONSORED ADR
SOLFV	Solarfun Power Holdings Co. Ltd. - ordinary shares
SOLR	GT SOLAR INTL INC COM
SOM	MERRILL LYNCH & CO INC CAPPED S&P500 10
SOMH	SOMERSET HILLS BANCORP COM
SOMHW	Somerset Hills Bancorp - warrants to purchase one share of common stock
SOMX	SOMAXON PHARMACEUTICALS INC COM NEW
SON	SONOCO PRODS CO COM
SONA	SOUTHERN NATL BANCORP OF VA IN COM
SONC	SONIC CORP COM
SONE	S1 CORPORATION COM
SONO	SONOSITE INC COM
SONS	SONUS NETWORKS INC COM
SONT	SEEN ON SCREEN TV INC COM
SONTD	Sontra Medical Corporation - Common Stock
SOQ	SONDE RES CORP COM
SOR	SOURCE CAP INC COM
SOR-	SOURCE CAP INC PFD $2.40
SOR-*	SOURCE CAP INC PFD $2.40
SORC	Source Interlink Companies Inc. - Common Stock
SORL	SORL AUTO PTS INC COM
SOS	BANK AMER CORP CPD LEV IDX NT
SOSA	Stolt Offshore S.A. - American Depositary Shares
SOT	Merrill Lynch
SOU	MORGAN STANLEY NT S&P IDX 09
SOV	SOVEREIGN BANCORP INC COM
SOV-A	Sovereign Capital Trust III 8.75% Preferred Capital Securities
SOV-B	SOVEREIGN CAP TR V CAP SECS 7.75%
SOV-C	SANTANDER HLDGS USA INC DEP 1/1000 PFD C
SOXL	DIREXION SHS ETF TR DLY SCOND 3XBU
SOXS	DIREXION SHS ETF TR DLY SCOND 3XBR
SOXX	ISHARES TR PHLX SOX SEMICND
SOYB	TEUCRIUM COMMODITY TR SOYBEAN FD
SP	Specialty Laboratories Inc. Common Stock
SPA	SPARTON CORP COM
SPAB	SPACEHAB Incorporated - Common Stock
SPABD	SPACEHAB Incorporated - Common Stock
SPAN	SPAN AMER MED SYS INC COM
SPAR	SPARTAN MTRS INC COM
SPB	SPECTRUM BRANDS HLDGS INC COM
SPBC	SP BANCORP INC COM
SPC	BANK AMER CORP ACC S&P500 10
SPCHA	SPORT CHALET INC CL A
SPCHB	SPORT CHALET INC CL B
SPD	AB SVENSK EXPORTKREDIT RTN S&P500 10
SPDE	SPEEDUS CORP COM NEW
SPDED	Speedus Corp. - Common Stock
SPE	SPECIAL OPPORTUNITIES FD INC COM
SPE-	SPECIAL OPPORTUNITIES FD INC PFD
SPE.A	Citigroup Global Markets
SPEC	SPECTRUM CTL INC COM
SPEFR	SPECIAL OPPORTUNITIES FD INC RT PUR PFD CONV
SPEFV	SPECIAL OPPORTUNITIES FD INC RT PUR PFD CONV
SPEX	SPHERIX INC COM PAR $0.01
SPEXD	SPHERIX INC COM NEW
SPF	STANDARD PAC CORP NEW COM
SPFF	GLOBAL X FDS GLBX SUPRINC ETF

SPF^	Standard Pacific Corp. Rights (Expiring August 22 2008) 'When Issued'
SPF^#	STANDARD PAC CORP NEW SUBSCRPT RT
SPG	SIMON PPTY GROUP INC NEW COM
SPG-F	Simon Property Group Inc. 8 3/4% Series F Cumulative Redeemable Preferred Stock
SPG-F*	Simon Property Group Inc. 8 3/4% Series F Cumulative Redeemable Preferred Stock
SPG-G	Simon Property Group Inc. 7.89% Series G Cumulative Step-Up Premium Preferred Stock
SPG-G*	Simon Property Group Inc. 7.89% Series G Cumulative Step-Up Premium Preferred Stock
SPG-I	SIMON PPTY GROUP INC NEW PFD CONV I 6%
SPG-I*	SIMON PPTY GROUP INC NEW PFD CONV I 6%
SPG-J	SIMON PPTY GROUP INC NEW PFD J 8.375%
SPGH	UBS AG JERSEY BRH S&P500 GLD ETN
SPH	SUBURBAN PROPANE PARTNERS L P UNIT LTD PARTN
SPHB	POWERSHARES ETF TR II S&P500 HGH BET
SPHD	POWERSHARES ETF TR II PWRSH S&P500HI
SPHQ	POWERSHARES ETF TRUST S&P 500 HGH QLTY
SPI	MERRILL LYNCH & CO INC CAP NT S&P500 10
SPI#	SCOTTISH POWER PLC
SPIL	SILICONWARE PRECISION INDS LTD SPONSD ADR SPL
SPIR	SPIRE CORP COM
SPJ	LEHMAN BROTHERS 5YR
SPLK	SPLUNK INC COM
SPLP	STEEL PARTNERS HLDGS L P LTD PRTRSHIP U
SPLS	STAPLES INC COM
SPLV	POWERSHARES ETF TR II S&P500 LOW VOL
SPM	Spirent Communications plc American Depositary Shares (Each representing four Ordinary Shares)
SPMD	SUPERMEDIA INC COM
SPN	SUPERIOR ENERGY SVCS INC COM
SPNC	SPECTRANETICS CORP COM
SPNS	SAPIENS INTL CORP N V SHS NEW
SPO	BANK AMER CORP STARS S&P500
SPOR	SPORT-HALEY INC COM
SPP	SAPPI LTD SPON ADR NEW
SPPI	SPECTRUM PHARMACEUTICALS INC COM
SPPP	SPROTT PHYSICAL PLAT PALLAD TS UNIT
SPPR	SUPERTEL HOSPITALITY INC MD COM
SPPRO	SUPERTEL HOSPITALITY INC MD PFD SER B CUM
SPPRP	SUPERTEL HOSPITALITY INC MD PFD CONV SER A
SPPX	Merrill Lynch & Co. Inc. - S&P 500 Market Index Target-Term Securities (MITTS)
SPR	SPIRIT AEROSYSTEMS HLDGS INC COM CL A
SPRD	SPREADTRUM COMMUNICATIONS INC ADR
SPRI	SPORTS RESORTS INTL
SPRO	SMARTPROS LTD COM
SPROW	SMARTPROS LTD WT EXP 101909
SPRT	SUPPORT COM INC COM
SPSC	SPS COMM INC COM
SPSN	Spansion Inc. - Class A Common Stock
SPSS	SPSS INC COM
SPSX	Superior Essex Inc - Common Stock
SPTN	SPARTAN STORES INC COM
SPU	SKYPEOPLE FRUIT JUICE INC COM NEW
SPW	SPX CORP COM
SPWR	SUNPOWER CORP COM
SPWRA	SUNPOWER CORP COM CL A
SPWRB	SUNPOWER CORP COM CL B
SPWRV	SUNPOWER CORP COM CL B
SPXL	DIREXION SHS ETF TR DRX S&P500BULL
SPXS	DIREXION SHS ETF TR DRX S&P500BEAR
SPXU	PROSHARES TR PSHS ULPROSH NEW
SPY	SPDR S&P 500 ETF TR TR UNIT
SPYG	SPDR SERIES TRUST S&P 500 GROWTH
SPYV	SPDR SERIES TRUST S&P 500 VALUE

SQA-	Sequa Corporation $5 Cumulative Convertible Preferred Stock
SQA-*	Sequa Corporation $5 Cumulative Convertible Preferred Stock
SQA.A	Sequa Corporation Class A Common Stock
SQA.B	Sequa Corporation Class B Common Stock
SQD	MERRILL LYNCH & CO INC NT S&P500 10
SQF	Seligman Quality Municipal Fund Inc. Common Stock
SQI	SCIQUEST INC NEW COM
SQM	SOCIEDAD QUIMICA MINERA DE CHI SPON ADR SER B
SQM.A	Sociedad Quimica y Minera de Chile S.A. American Depositary Shares (Each representing 10 shares of Series A Capital Stock)
SQNM	SEQUENOM INC COM NEW
SQNMD	Sequenom Inc. - Common Stock
SQNS	SEQUANS COMMUNICATIONS S A SPONSORED ADS
SQQQ	PROSHARES TR ULTRAPRO SH NEW
SQT	AB SVENSK EXPORTKREDIT NT S&P 500 09
SR	STANDARD REGISTER CO COM
SRA	Merck Serono S.A. American Depositary Shares (rep. 1/40 of a Bearer Share 25 Swiss Francs Par Value.)
SRB	TIERS PRINCIPAL PROTECTD
SRC	SPIRIT RLTY CAP INC COM
SRCE	1ST SOURCE CORP COM
SRCEO	1st Source Corporation - 1st Source Capital Trust II - Floating Rate Cumulative Trust Preferred Securities
SRCL	STERICYCLE INC COM
SRCP	SEARCHPATH HCS INC COM NEW
SRDD	MERRILL LYNCH & CO INC NT LK 10 IDX09
SRDX	SURMODICS INC COM
SRE	SEMPRA ENERGY COM
SREV	SERVICESOURCE INTL LLC COM
SRF	CUSHING RTY & INCOME FD COM SH BEN INT
SRG	Seanergy Maritime Corp
SRG+	Seanergy Maritime Corp
SRG=	Seanergy Maritime Corp
SRGV	SURGIVISION INC COM
SRI	STONERIDGE INC COM
SRIB	MERRILL LYNCH & CO INC NT LK IDX15 11
SRIX	Merrill Lynch & Co. Inc. - Strategic Return Notes linked to the Industrial 15 Index
SRK	MERRILL LYNCH & CO INC NT INDL 15 09
SRLN	SSGA ACTIVE ETF TR BLKSTN GSOSRLN
SRLS	SERACARE LIFE SCIENCES INC DEL COM
SRLSE	SeraCare Life Sciences Inc - Common Stock
SRNA	SURNA INC COM
SRO	DWS RREEF REAL ESTATE FD II COM
SRP	Sierra Pacific Resources (New) Common Stock
SRPT	SAREPTA THERAPEUTICS INC COM
SRQ	DWS RREEF REAL ESTATE FD INC COM
SRR	The Stride Rite Corporation Common Stock
SRRR	MERRILL LYNCH & CO INC NT 15 IDX 2009
SRS	PROSHARES TR REAL EST NEW 11
SRSL	SRS LABS INC COM
SRT	STARTEK INC COM
SRTIE	SUNRISE TELECOM IN##
SRTY	PROSHARES TR PSHS ULPRRUS NEW
SRU	CITIGROUP FDG INC NT S&P500 09
SRV	CUSHING MLP TOTAL RETURN FD COM SHS
SRVY	Greenfield Online Inc. - Common Stock
SRX	SRA INTL INC CL A
SRZ	SUNRISE SENIOR LIVING INC COM
SSAG	SSA Global Technologies Inc. - Common Stock
SSAM	ADVISORSHARES TR ROCKLEDGE SECT
SSB	CITIGROUP GLBL MKTS HLDG
SSBI	SUMMIT ST BK SANTA ROSA CALIF COM
SSBX	Silver State Bancorp - Common Stock

SSC	STEWART & STEVENSON INC COM
SSCC	SMURFIT-STONE CONTAINER CORP COM
SSCCP	Smurfit-Stone Container Corporation - 7% Series A Cumulative Exchangeable Redeemable Convertible Preferred Stock
SSD	SIMPSON MANUFACTURING CO INC COM
SSDD	UBS AG LONDON BRH SLD ST DRIVE
SSDL	UBS AG LONDON BRH 2X LEV SLD ST
SSE	SOUTHERN CONN BANCORP INC COM
SSFC	South Street Financial Corporation - Common Stock
SSFN	STEWARDSHIP FINL CORP COM
SSG	PROSHARES TR PSHS SEMICONDUCT
SSH	SUNSHINE HEART INC COM
SSI	STAGE STORES INC COM NEW
SSK	SPA ETF TRUST SMLL CAP 100FD
SSL	SASOL LTD SPONSORED ADR
SSM	MERRILL LYNCH & CO INC STARS S&P500 10
SSN	SAMSON OIL & GAS LTD SPON ADR
SSNC	SS&C TECHNOLOGIES HLDGS INC COM
SSNI	SILVER SPRING NETWORKS INC COM
SSO	PROSHARES TR PSHS ULT S&P 500
SSP	SCRIPPS E W CO OHIO CL A NEW
SSP#	The E.W. Scripps Company Class A Common Shares
SSPI	Spectrum Signal Processing Inc. - Common Shares
SSRI	SILVER STD RES INC COM
SSRX	3SBIO INC SPONSORED ADR
SSS	SOVRAN SELF STORAGE INC COM
SST	SPDR SER TR SHRT TRSRY ETF
SSTI	SILICON STORAGE TECHNOLOGY INC COM
SSTK	SHUTTERSTOCK INC COM
SSTR	Silverstar Holdings Ltd - Common Shares
SSW	SEASPAN CORP SHS
SSW-C	SEASPAN CORP PERP PFD-C9.5%
SSW-D	SEASPAN CORP PERP PFD-D
SSY	SUNLINK HEALTH SYSTEMS INC COM
SSYS	STRATASYS LTD SHS
ST	SENSATA TECHNOLOGIES HLDG BV A SHS
STA	The St. Paul Travelers Companies Inc. Common Stock
STA-A	St. Paul Capital Trust I (The) 7.60% Trust Preferred Securities (TRUPS)
STAA	STAAR SURGICAL CO COM PAR $0.01
STAG	STAG INDL INC COM
STAG-A	STAG INDL INC 9% CUM REDEEMABL
STAG-B	STAG INDL INC CUM PFD SER B
STAK	Staktek Holdings Inc. - Common Stock
STAN	STANDARD PARKING CORP COM
STAR	STARENT NETWORKS CORP COM
STB	STUDENT TRANSN INC COM
STBA	S & T BANCORP INC COM
STBC	STATE BANCORP INC N.Y COM
STBK	STERLING BANKS INC COM
STBZ	STATE BK FINL CORP COM
STC	STEWART INFORMATION SVCS CORP COM
STD	BANCO SANTANDER SA ADR
STD-A	SANTANDER FIN PFD S A UNIPERSN PFD SER 4 6.8%
STD-B	SANTANDER FIN PFD S A UNIPERSN GTD PFD SECS 6
STD-C	SANTANDER FIN PFD S A UNIPERSN PFD 6.5% SER 5
STD-E	SANTANDER FINANCE PREF SA UNI PFD10.5% SER10
STD-I	SANTANDER FIN PFD S A UNIPERSN PFD I 6.41%
STE	STERIS CORP COM
STEC	STEC INC COM
STEI	STEWART ENTERPRISES INC CL A
STEIE	Stewart Enterprises Inc. - Class A Common Stock

STEL	STELLARONE CORP COM
STEM	STEMCELLS INC COM NEW
STEMD	STEMCELLS INC COM NEW
STEN	STEN Corporation - Common Stock
STF	MERRILL LYNCH & CO INC 9% STRIDES CAT
STFC	STATE AUTO FINL CORP COM
STG	Stonepath Group Inc
STGN	Stratagene Corporation - Common Stock
STGS	Stage Stores Inc. - Common Stock
STGSW	Stage Stores Inc. - Series A Warrants
STGSZ	Stage Stores Inc. - Series B Warrants
STH	CLAYMORE EXCHANGE TRADED FD TR SABRIENT STLTH
STI	SUNTRUST BKS INC COM
STI+A	SUNTRUST BKS INC WT EXP 123118
STI+B	SUNTRUST BKS INC WT EXP 111418
STI-	SunTrust Capital IV 7.125% Trust Preferred Securities (TRUPS)
STI-A	SUNTRUST BKS INC PFD 1/4000 A
STI-E	SUNTRUST BKS INC DEPSHS REP PFD E
STI-V	SunTrust Capital V 7.05% Trust Preferred Securities (TRuPS)
STI-V*	SunTrust Capital V 7.05% Trust Preferred Securities (TRuPS)
STI-Z	SUNTRUST CAPITAL IX TR PFD 7.875%
STI-Z*	SUNTRUST CAPITAL IX TR PFD 7.875%
STIP	ISHARES TR BRC 0-5 YR TIP
STIR	STAG INDL INC COM
STIZ	Scientific Technologies Incorporated Common Stock
STJ	ST JUDE MED INC COM
STK	COLUMBIA SELIGM PREM TECH GRW COM
STKL	SUNOPTA INC COM
STKR	STOCKERYALE INC COM NEW
STL	STERLING BANCORP COM
STL-A	STERLING BANCORP TR I PFD GTD TR %
STLD	STEEL DYNAMICS INC COM
STLW	Stratos International Inc. - Common Stock
STLY	STANLEY FURNITURE CO INC COM NEW
STLYR	STANLEY FURNITURE CO INC RT
STM	STMICROELECTRONICS N V NY REGISTRY
STML	STEMLINE THERAPEUTICS INC COM
STMP	STAMPS COM INC COM NEW
STN	STANTEC INC COM
STND	STANDARD FINL CORP MD COM
STNG	SCORPIO TANKERS INC SHS
STNJ	Sterling Bank - Common Stock
STNR	STEINER LEISURE LTD ORD
STO	STATOIL ASA SPONSORED ADR
STO#	StatoilHydro ASA American Depositary Shares (Each Representing One Ordinary Share nominal value NOK 2.50 per share)
STON	STONEMOR PARTNERS L P COM UNITS
STOSY	SANTOS LIMITED SPONSORED ADR
STP	SUNTECH PWR HLDGS CO LTD ADR
STPP	BARCLAYS BK PLC US TRES STEEP
STPZ	PIMCO ETF TR 1-5 US TIP IDX
STR	QUESTAR CORP COM
STR#	QUESTAR CORP EX DISTRIB
STRA	STRAYER ED INC COM
STRC	SRI/SURGICAL EXPRESS INC COM
STRD	Strategic Distribution Inc. - Common Stock
STRI	STR HLDGS INC COM
STRL	STERLING CONSTRUCTION CO INC COM
STRM	STREAMLINE HEALTH SOLUTIONS COM
STRN	SUTRON CORP COM
STRS	STRATUS PPTYS INC COM NEW

STRT	STRATTEC SEC CORP COM
STRZ	STAR BUFFET INC COM
STRZA	STARZ COM SER A
STRZB	STARZ COM SER B
STS	SUPREME INDS INC CL A
STSA	STERLING FINL CORP WASH COM NEW
STSAD	STERLING FINL CORP WASH COM NEW
STSI	STAR SCIENTIFIC INC COM
STST	ARGON ST INC COM
STT	STATE STR CORP COM
STT-C	STATE STR CORP DEP SHS REPSTG 1
STTS	STATS ChipPAC Ltd. - American Depositary Shares
STTX	STRATEX OIL & GAS HLDGS INC COM
STU	STUDENT LN CORP COM
STV	CHINA DIGITAL TV HLDG CO LTD SPONSORED ADR
STWD	STARWOOD PPTY TR INC COM
STX	SEAGATE TECHNOLOGY PLC SHS
STXN	Stratex Networks Inc - Common Stock
STXS	STEREOTAXIS INC COM NEW
STXX	SOUTH TEXAS OIL CO COM
STZ	CONSTELLATION BRANDS INC CL A
STZ-A	Constellation Brands Inc. Depositary Shares (Each representing 1/40th of a share of 5.75% Series A Mandatory Convertible Preferred Stock)
STZ.B	CONSTELLATION BRANDS INC CL B
SU	SUNCOR ENERGY INC NEW COM
SUAI	SPECIALTY UNDERWRITERS ALLIANC COM
SUB	ISHARES TR S&P SH NTL AMTFR
SUBC	SUBSEA 7 S A SPONSORED ADR
SUBK	SUFFOLK BANCORP COM
SUF	SULPHCO INC COM
SUFB	FIRST BANKSHARES INC VA COM
SUG	SOUTHERN UN CO NEW COM
SUG-B	Southern Union Company 5.75% Equity Units
SUG-C	SOUTHERN UN CO NEW PFD 1/10A7.55%
SUG-C*	SOUTHERN UN CO NEW PFD 1/10A7.55%
SUG-D	Southern Union Company 5% Corporate Units
SUI	SUN CMNTYS INC COM
SUI-A	SUN CMNTYS INC PFD SER A
SUMR	SUMMER INFANT INC COM
SUMRU	Summer Infant Inc. - Unit
SUMRW	SUMMER INFANT INC WT EXP 042009
SUMT	SUMTOTAL SYS INC COM
SUMX	Summa Industries - Common Stock
SUN	SUNOCO INC COM
SUN#	SUNOCO INC EX DISTRIB WI
SUNE	SUNEDISON INC COM
SUNH	SUN HEALTHCARE GROUP INC NEW COM
SUNHD	SUN HEALTHCARE GROUP INC NEW COM
SUNHV	SUN HEALTHCARE GROUP INC NEW COM
SUNN	Suntron Corporation - Common Stock
SUNS	SOLAR SR CAP LTD COM
SUNW	Sun Microsystems Inc. - Common Stock
SUO	MORGAN STANLEY PLS S&P500 09
SUP	SUPERIOR INDS INTL INC COM
SUPG	SUPERGEN INC COM
SUPN	SUPERNUS PHARMACEUTICALS INC COM
SUPR	SUPERIOR BANCORP COM NEW
SUPRD	SUPERIOR BANCORP COM NEW
SUPVA	Super Vision International Inc. - Class A Common Stock
SUPX	SUPERTEX INC COM
SUR	CNA SURETY CORP COM

SURG	SYNERGETICS USA INC COM
SURW	SUREWEST COMMUNICATIONS COM
SUS-A	SUSQUEHANNA CAP I PFD9.37%SER I
SUS-A*	SUSQUEHANNA CAP I PFD9.37%SER I
SUSP	SUSSER PETE PARTNERS LP COM U REP LP
SUSQ	SUSQUEHANNA BANCSHARES INC PA COM
SUSS	SUSSER HLDGS CORP COM
SUTR	SUTOR TECH GROUP LTD COM
SVA	SINOVAC BIOTECH LTD SHS
SVBI	SEVERN BANCORP ANNAPOLIS MD COM
SVBL	SILVER BULL RES INC COM
SVC	MERRILL LYNCH & CO INC PRIN S&P500 09
SVD	SPA ETF TRUST MID CAP 100 FD
SVE	CITIGROUP FDG INC STK MKT S&P500
SVE*	MORGAN STANLEY SPARQS 9% 2007
SVG	MORGAN STANLEY BARR NT S&P 09
SVI	Services Acquisition Corp International
SVI+	Services Acquisition Corp International
SVI=	Services Acquisition Corp International
SVIN	Scheid Vineyards Inc. - Class A Common Stock
SVIND	Scheid Vineyards Inc. - Class A Common Stock
SVIWS	SERVICES ACQUISITION WTS
SVJ	SAVANNAH ELEC & PWR CO NT SR G 5.75%
SVJ*	SAVANNAH ELEC & PWR CO NT SR G 5.75%
SVL	Silverleaf Resorts Inc
SVLC	SILVERCREST MINES INC COM
SVLF	SILVERLEAF RESORTS INC COM
SVM	SILVERCORP METALS INC COM
SVN	7 DAYS GROUP HLDGS LTD ADR
SVNT	SAVIENT PHARMACEUTICALS INC COM
SVNTE	Savient Pharmaceuticals Inc Common Stock
SVNX	724 Solutions - Common Shares
SVQ	MERRILL LYNCH & CO INC PROT S&P500 NT09
SVR	SYNIVERSE HLDGS INC COM
SVT	SERVOTRONICS INC COM
SVU	SUPERVALU INC COM
SVVC	FIRSTHAND TECH VALUE FD INC COM
SVVS	SAVVIS INC COM NEW
SVVSD	SAVVIS Inc. - Common Stock
SVW	BANK AMER CORP LEV S&P 500 12
SVXY	PROSHARES TR II SHT VIX ST TRM
SWAT	Security With Advanced Technology Inc. - common stock
SWATW	Security With Advanced Technology Inc. - Warrant
SWB	Smith & Wesson Holding Corp
SWC	STILLWATER MNG CO COM
SWCB	SELWAY CAP ACQUISITION CORP COM SER B
SWFT	SWIFT TRANSN CO CL A
SWH	SOFTWARE HOLDRS TR DEPOSITRY RCPT
SWHC	SMITH & WESSON HLDG CORP COM
SWI	SOLARWINDS INC COM
SWIM	THINKORSWIM GROUP INC COM
SWIR	SIERRA WIRELESS INC COM
SWJ	STANLEY BLACK & DECKER INC JR SUB DEB 52
SWK	STANLEY BLACK & DECKER INC COM
SWKS	SKYWORKS SOLUTIONS INC COM
SWM	SCHWEITZER-MAUDUIT INTL INC COM
SWN	SOUTHWESTERN ENERGY CO COM
SWRG	Smith & Wollensky Restaurant Group Inc. (The) - Common Stock
SWS	SWS GROUP INC COM
SWSH	SWISHER HYGIENE INC COM
SWSI	SUPERIOR WELL SVCS INC COM

SWTX	SOUTHWALL TECHNOLOGIES INC COM NEW
SWU	STANLEY BLACK & DECKER INC CORP UNIT
SWW	SITEL Corporation Common Stock
SWWC	SOUTHWEST WTR CO COM
SWX	SOUTHWEST GAS CORP COM
SWX-B	SOUTHWEST GAS CAP II PFD TR 7.7%
SWX-B*	SOUTHWEST GAS CAP II PFD TR 7.7%
SWY	SAFEWAY INC COM NEW
SWZ	SWISS HELVETIA FD INC COM
SWZ^	The Swiss Helvetia Fund Inc. Rights (Expiring June 22 2007)
SWZ^#	SWISS HELVETIA FD INC RT
SXA	Abbey National plc 7.25% Perpetual Callable Subordinated Notes
SXA*	Abbey National plc 7.25% Perpetual Callable Subordinated Notes
SXC	SUNCOKE ENERGY INC COM
SXCI	SXC HEALTH SOLUTIONS CORP COM
SXCIV	Systems Xcellence Inc. - Common Shares
SXCP	SUNCOKE ENERGY PARTNERS L P COMUNIT REP LT
SXE	SOUTHCROSS ENERGY PARTNERS L P COM UNIT LTDPT
SXF	MERRILL LYNCH & CO INC BEAR S&P500 NT10
SXI	STANDEX INTL CORP COM
SXL	SUNOCO LOGISTICS PRTNRS L P COM UNITS
SXT	SENSIENT TECHNOLOGIES CORP COM
SXU	MERRILL LYNCH & CO INC NT S&P500 10
SY	SYBASE INC COM
SY$	Sybase Inc. Common Stock
SYA	SYMETRA FINL CORP COM
SYBR	Synergy Brands Inc. - Common Stock
SYBT	S Y BANCORP INC COM
SYBTP	S Y BANCORP CAP TR II PFD TR SECS
SYD	Sybron Dental Specialties Inc. Common Stock
SYGR	Synagro Technologies Inc. - Common Stock
SYI	Synvista Therapeutics Inc
SYI-	S.Y. Bancorp Inc
SYI-*	S.Y. Bancorp Inc
SYK	STRYKER CORP COM
SYKE	SYKES ENTERPRISES INC COM
SYLD	CAMBRIA ETF TR SHSHLD YIELD ETF
SYM	Syms Corp. Common Stock
SYMC	SYMANTEC CORP COM
SYMM	SYMMETRICOM INC COM
SYMS	SYMS CORP COM
SYMX	SYNTHESIS ENERGY SYS INC COM
SYN	SYNTHETIC BIOLOGICS INC COM
SYNA	SYNAPTICS INC COM
SYNC	SYNACOR INC COM
SYNF	Synergy Financial Group Inc. - Common Stock
SYNL	SYNALLOY CP DEL COM
SYNM	SYNTROLEUM CORP COM NEW
SYNMW	Syntroleum Corporation - Warrant
SYNMZ	Syntroleum Corporation - Warrants (Expire 5/26/2008)
SYNO	SYNOVIS LIFE TECHNOLOGIES INC COM
SYNP	Synplicity Inc. - Common Stock
SYNT	SYNTEL INC COM
SYNX	SYNERGX SYSTEMS INC COM
SYO	BANK AMER CORP STARS SP500 12
SYP	BANK AMER CORP STARS XIN25 11
SYPR	SYPRIS SOLUTIONS INC COM
SYRG	SYNERGY RES CORP COM
SYS	SYS Technologies Inc.
SYSW	SYSWIN INC SPONSORED ADR
SYT	SYNGENTA AG SPONSORED ADR

SYUT	SYNUTRA INTL INC COM
SYX	SYSTEMAX INC COM
SYXI	IXYS Corporation - Common Stock
SYY	SYSCO CORP COM
SZB	SouthFirst Bancshares Inc
SZC	CUSHING RENAISSANCE FD COM
SZE	BANK AMER CORP LVR IDXLKS&P12
SZF	EKSPORTFINANS ASA NT ACCLK400 10
SZG	SPA ETF TRUST LARGE CAP100FD
SZH	Savannah Electric and Power Company 6.00% Series Preferred Stock Non-Cumulative $25.00 par value
SZI	AB SVENSK EXPORTKREDIT NT S&P500 09
SZK	PROSHARES TR PSHS CONSUMR GD
SZL	MERRILL LYNCH & CO INC NT S&P500 2010
SZM	AB SVENSK EXPORTKREDIT RTN NT S&P400 09
SZN	Citigroup Funding Inc.
SZO	DEUTSCHE BK AG LONDON BRH PS CR OIL SH ETN
SZR	WISDOMTREE TRUST STH AFRIC RAND
SZX	MERRILL LYNCH & CO INC NT SEL10IDX 12
SZYM	SOLAZYME INC COM
T	AT&T INC COM
TA	TRAVELCENTERS OF AMERICA LLC COM
TA#	TravelCenters of America LLC When Issued
TAC	TRANSALTA CORP COM
TACT	TRANSACT TECHNOLOGIES INC COM
TACX	A Consulting Team Inc. (The) - Common Stock
TAG	Tag-it Pacific Inc
TAGS	TEUCRIUM COMMODITY TR AGRICULTURE FD
TAHO	TAHOE RES INC COM
TAI	TRANSAMERICA INCOME SHS INC COM
TAIT	TAITRON COMPONENTS INC CL A
TAL	TAL INTL GROUP INC COM
TALK	ITALK INC COM
TALX	TALX Corporation - Common Stock
TAM	TAMINCO CORP COM
TAMB	TAMALPAIS BANCORP COM
TAN	CLAYMORE EXCHANGE TRD FD TR 2 GUGGENHEIM SOLAR
TANN	TRAVELCENTERS OF AMERICA LLC SR NT 8.25%2028
TAO	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CHN RL EST
TAOM	TAOMEE HLDGS LTD SPONSORED ADR
TAP	MOLSON COORS BREWING CO CL B
TAP#	Molson Coors Brewing Company Class B Common Stock (non-voting) no par value
TAP.A	MOLSON COORS BREWING CO CL A
TAP.A#	Molson Coors Brewing Company Class A Common Stock
TAQ	Transforma Acquisition Group Inc
TAQ+	Transforma Acquisition Group Inc
TAQ=	Transforma Acquisition Group Inc
TAR	TELEFONICA DE ARGENTINA S A SPONSORED ADR
TARG	Targanta Therapeutics Corporation - Common Stock
TARO	TARO PHARMACEUTICAL INDS LTD SHS
TARR	Tarragon Corporation - Common Stock
TAS	TASMAN METALS LTD COM
TASR	TASER INTL INC COM
TASRE	TASER INTL INC
TAST	CARROLS RESTAURANT GROUP INC COM
TAT	TRANSATLANTIC PETROLEUM LTD SHS
TATT	TAT TECHNOLOGIES LTD ORD NEW
TATTF	TAT TECHNOLOGIES LTD ORD NEW
TAV	NETS TR TA-25 ISRAEL
TAX	JTH HLDG INC CL A
TAXI	MEDALLION FINL CORP COM
TAYC	TAYLOR CAP GROUP INC COM

TAYCO	TAYLOR CAP GROUP INC PERP NO CUM PFD
TAYCP	TAYC CAP TR I PFD TR 9.75%
TAYD	TAYLOR DEVICES INC COM
TBAC	TANDY BRANDS ACCESSORIES INC COM
TBAR	ROYAL BK SCOTLAND PLC GOLD TRENDP ETN
TBBK	BANCORP INC DEL COM
TBE	Tele Leste Celular Participacoes S.A. American Depositary Shares (Each representing one Preferred Shares without par value)
TBET	TIBET PHARMACEUTICALS INC SHS
TBF	PROSHARES TR SHRT 20+YR TRE
TBH	TELECOMUNICACOES BRASILEIRAS S SPONSORED ADR
TBH#	Telecomunicações Brasileiras S.A.-Telebras American Depositary Shares (Each representing 1 Deposited Share) ('TELEBRAS HOLDRs UNITS')
TBHS	THE BANK HOLDINGS INC COM
TBHSW	The Bank Holdings Inc. - Warrant
TBI	TRUEBLUE INC COM
TBIO	TRANSGENOMIC INC COM
TBL	TIMBERLAND CO CL A
TBNC	T BANCSHARES INC COM
TBNK	TERRITORIAL BANCORP INC COM
TBOW	TRUNKBOW INTL HLDGS LTD COM
TBSI	TBS INTERNATIONAL PLC CL A SHS
TBT	PROSHARES TR PSHS ULTSH 20YRS
TBUS	DRI CORPORATION COM
TBV	TIENS BIOTECH GROUP USA INC COM
TBWC	TB Wood's Corporation - Common Stock
TBX	PROSHARES TR SHT 7-10 YR TR
TBZ	PROSHARES TR ULTRASHT 3-7YR
TC	THOMPSON CREEK METALS CO INC COM
TC-T	THOMPSON CREEK METALS CO INC TG EQIT U TMED
TCA-	TransCanada PipeLines Limited 8.25% Preferred Securities due October 1 2047
TCAM	Transport Corporation of America Inc. - Common Stock
TCAP	TRIANGLE CAP CORP COM
TCB	TCF FINL CORP COM
TCB+	TCF FINL CORP WT EXP 111418
TCB-A	TCF CAP I CAP SCS I 10.75%
TCB-A*	TCF CAP I CAP SCS I 10.75%
TCB-B	TCF FINL CORP DEL DEP SHS REPSTG 1
TCB-C	TCF FINL CORP DEL PERP PFD SER B
TCBI	TEXAS CAPITAL BANCSHARES INC COM
TCBIL	TEXAS CAP BANCSHARES INC SUB NT 6.50%42
TCBIP	TEXAS CAP BANCSHARES INC PFD PERP SR-A
TCBIW	TEXAS CAPITAL BANCSHARES INC WT EXP 011619
TCBK	TRICO BANCSHARES COM
TCC	TRIANGLE CAP CORP SR NT
TCCA	TRIANGLE CAP CORP SR NT 22
TCCO	TECHNICAL COMMUNICATIONS CORP COM
TCH	TECHNICOLOR SPNSRD ADR NEW
TCHC	21ST CENTY HLDG CO COM
TCHCW	21st Century Holding Company - Warrants 07/31/2006
TCHCZ	21st Century Holding Company - Redeemable Warrants
TCHI	ROYAL BK OF SCOTLAND PLC CHINA TRNDP ETF
TCI	TRANSCONTINENTAL RLTY INVS COM NEW
TCK	TECK RESOURCES LTD CL B
TCL	TATA COMMUNICATIONS LTD SPONS ADR
TCLP	TC PIPELINES LP UT COM LTD PRT
TCM	TONGJITANG CHINESE MED CO SPON ADR
TCMI	Triple Crown Media Inc. - Common Stock par value $0.001 per share
TCMIV	TRIPLE CROWN MEDIA
TCN	Tele Norte Celular ParticipaÃ§Ãµes S.A. American Depositary Shares (Each representing 1 Preferred Shares)
TCO	TAUBMAN CTRS INC COM

TCO-A	Taubman Centers Inc. 8.30% Series A Cumulative Redeemable Preferred Stock
TCO-A*	Taubman Centers Inc. 8.30% Series A Cumulative Redeemable Preferred Stock
TCO-G	TAUBMAN CTRS INC PFD SER G 8%
TCO-G*	TAUBMAN CTRS INC PFD SER G 8%
TCO-H	TAUBMAN CTRS INC PFD H 7.625
TCO-H*	TAUBMAN CTRS INC PFD H 7.625
TCO-J	TAUBMAN CTRS INC PFD-J
TCO-K	TAUBMAN CTRS INC PFD SER K
TCP	TC PIPELINES LP UT COM LTD PRT
TCPC	TCP CAP CORP COM
TCRD	THL CR INC COM
TCT	The Town and Country Trust Common Shares of Beneficial Interest
TCW	TRIPLECROWN ACQUISITION CORP COM
TCW+	TRIPLECROWN ACQUISITION CORP WT EXP 102212
TCW=	TRIPLECROWN ACQUISITION CORP UNIT EX 071212
TCX	TUCOWS INC COM
TCX$	
TCY	TARGETS TR XX TARGETS 7.5 07
TD	TORONTO DOMINION BK ONT COM NEW
TDA	TELEPHONE & DATA SYS INC SR NT 61
TDA*	TELEPHONE & DATA SYS INC NT SER A 7.6%
TDBK	TIDELANDS BANCSHARES INC COM
TDC	TERADATA CORP DEL COM
TDC#	TERADATA CORPORATION
TDD	DB-X FUNDS XTRAK 2010TGT DT
TDE	TELEPHONE & DATA SYS INC SR NT 2059
TDF	TEMPLETON DRAGON FD INC COM
TDG	TRANSDIGM GROUP INC COM
TDH	DB-X FUNDS XTRAK 2020TGT DT
TDI	TELEPHONE & DATA SYS INC SR NT 2045
TDIV	FIRST TR EXCHANGE TRADED FD VI NASD TECH DIV
TDJ	TELEPHONE & DATA SYS INC PFD
TDK	TDK CORP AMERN DEP SH
TDN	DB-X FUNDS XTRAK 2030TGT DT
TDS	TELEPHONE & DATA SYS INC COM NEW
TDS.S	TELEPHONE & DATA SYS INC SPL COM
TDSC	3-D SYS CORP DEL COM NEW
TDTF	FLEXSHARES TR IBOXX 5YR TRGT
TDTT	FLEXSHARES TR IBOXX 3R TARGT
TDV	DB-X FUNDS XTRAK 2040TGT DT
TDW	TIDEWATER INC COM
TDX	DB-X FUNDS XTRAK INDEP TRGT
TDY	TELEDYNE TECHNOLOGIES INC COM
TE	TECO ENERGY INC COM
TE-T	Teco Capital Trust I 8.50% Trust Preferred Securities(TruPS)
TE-T*	Teco Capital Trust I 8.50% Trust Preferred Securities(TruPS)
TEA	TEAVANA HLDGS INC COM
TEAM	TECHTEAM GLOBAL INC COM
TEAR	TEARLAB CORP COM
TEC	TETON ENERGY CORP COM
TECC	T-Equity Capital Corporation - Closed end fund
TECD	TECH DATA CORP COM
TECH	TECHNE CORP COM
TECL	DIREXION SHS ETF TR DLY TECH BULL 3X
TECS	DIREXION SHS ETF TR DLY TECBEARX NEW
TECUA	TECUMSEH PRODS CO CL A
TECUB	TECUMSEH PRODS CO CL B
TED-B	Toledo Edison Co - 4.25% Preferred Stock
TED-B*	
TED-F	Toledo Edison Co. $2.365 Cumulative Preferred Stock
TED-F*	Toledo Edison Co. $2.365 Cumulative Preferred Stock

TED-L	Toledo Edison Co. Adjustable Rate Preferred Stock Series B
TEF	TELEFONICA S A SPONSORED ADR
TEG	INTEGRYS ENERGY GROUP INC COM
TEI	TEMPLETON EMERG MKTS INCOME FD COM
TEK	Tektronix Inc. Common Shares
TEL	TE CONNECTIVITY LTD REG SHS
TEL#	TYCO ELECTRONICS LTD WHEN ISSUED
TELK	TELIK INC COM NEW
TELN	Telenor ASA - American Depositary Shares
TELOZ	TEL OFFSHORE TR UNIT BEN INT
TEM	Telefonica Moviles S.A. American Depositary Shares (Each representing One Ordinary Share)
TEMPA	TEMPA SECURITY
TEMPB	TEMPB SECURITY
TEN	TENNECO INC COM
TENZ	PIMCO ETF TR 7-15 YR US TRS
TEO	TELECOM ARGENTINA S A SPON ADR REP B
TEP	TALLGRASS ENERGY PARTNERS LP COM UNIT
TEPF	TEP FUN INC
TER	TERADYNE INC COM
TERNE	Terayon Communication Systems Inc. - Common Stock
TES	American Telecom Services Inc
TES+	American Telecom Services Inc
TESO	TESCO CORP COM
TESOF	Tesco Corporation - Common Stock
TESS	TESSCO TECHNOLOGIES INC COM
TEU	BOX SHIPS INCORPORATED SHS
TEVA	TEVA PHARMACEUTICAL INDS LTD ADR
TEX	TEREX CORP NEW COM
TEX#	Terex Corporation Common Stock
TF	THAI CAP FD INC COM NEW
TFC	SHELTON GTR CHINA FD SH BEN INT
TFC$	TAIWAN GREATER CHINA FUND
TFCO	TUFCO TECHNOLOGIES INC COM
TFG	FIXED INCOME TRUST FOR GOLDMAN CLL CTF CL-A37
TFI	SPDR SERIES TRUST NUVN BRCLY MUNI
TFIN	Team Financial Inc. - Common Stock
TFINP	Team Financial Inc. Team Financial Capital Trust I - 9.50% Cumulative Trust Preferred Securities
TFM	FRESH MKT INC COM
TFN	Transnational Financial Network Inc
TFONY	TELEFONOS DE MEXICO S A B SPON ADR A SHS
TFR	TEFRON LTD.
TFSL	TFS FINL CORP COM
TFSM	24/7 Real Media Inc. - Common Stock
TFX	TELEFLEX INC COM
TG	TREDEGAR CORP COM
TGA	TRANSGLOBE ENERGY CORP COM
TGAL	TEGAL CORP COM PAR $0.01
TGALD	TEGAL CORP COM PAR $0.01
TGB	TASEKO MINES LTD COM
TGC	TENGASCO INC COM NEW
TGD	TIMMINS GOLD CORP COM
TGE	TGC INDS INC COM NEW
TGEM	EGA EMERGING GLOBAL SHS TR TELECOM GEMS
TGEN	TARGETED GENETICS CORP COM NEW
TGEND	Targeted Genetics Corporation - Common Stock
TGH	TEXTAINER GROUP HOLDINGS LTD SHS
TGI	TRIUMPH GROUP INC NEW COM
TGIC	TRIAD GTY INC COM
TGIS	THOMAS GROUP INC COM NEW
TGISD	THOMAS GROUP INC COM NEW
TGM	TARGETS TR XXV TARGETS MOT

TGP	TEEKAY LNG PARTNERS L P PRTNRSP UNITS
TGR	ISHARES TR S&P TARGET RET
TGS	TRANSPORTADORA DE GAS SUR SPON ADR B
TGT	TARGET CORP COM
TGTX	TG THERAPEUTICS INC COM
TGX	THERAGENICS CORP COM
TGY	TREMISIS ENERGY ACQ CORP II COM
TGY+	TREMISIS ENERGY ACQ CORP II WT EXP 120512
TGY=	TREMISIS ENERGY ACQ CORP II UNIT EX 000012
TGZ	TARGETS TR XXII TRGT GWTH TERM
THB	Tommy Hilfiger U.S.A. Inc. 9% Senior Bonds due December 1 2031
THC	TENET HEALTHCARE CORP COM NEW
THD	ISHARES INC MSCI THAI CAPPED
THE	TODCO Common Stock
THER	THERATECHNOLOGIES INC COM
THFF	FIRST FINL CORP IND COM
THG	HANOVER INS GROUP INC COM
THGA	HANOVER INS GROUP INC SUB DB 6.35%53
THHY	MARKET VECTORS ETF TR HI YLD TREA BD
THI	TIM HORTONS INC COM
THI#	Tim Hortons Inc. Common Stock
THK	Think Partnership Inc
THLD	THRESHOLD PHARMACEUTICAL INC COM NEW
THLDD	THRESHOLD PHARMACEUTICAL INC COM NEW
THM	INTERNATIONAL TOWER HILL MINES COM
THMD	THERMADYNE HLDGS CORP NEW COM PAR $0.01
THN	ThinkEngine Networks Inc
THO	THOR INDS INC COM
THOR	THORATEC CORP COM NEW
THQI	THQ INC COM PAR $.01
THR	THERMON GROUP HLDGS INC COM
THRD	TF FINL CORP COM
THRM	GENTHERM INC COM
THRX	THERAVANCE INC COM
THS	TREEHOUSE FOODS INC COM
THST	TRUETT-HURST INC CL A
THTI	THT HEAT TRANSFER TECHNOLOGY I COM
THX	The Houston Exploration Company Common Stock
TI	TELECOM ITALIA S P A NEW SPON ADR ORD
TI.A	TELECOM ITALIA S P A NEW SPON ADR SVGS
TIBB	TIB FINL CORP COM NEW
TIBBD	TIB FINL CORP COM NEW
TIBX	TIBCO SOFTWARE INC COM
TICC	TICC CAPITAL CORP COM
TICCR	TICC CAPITAL CORP RT
TIE	TITANIUM METALS CORP COM NEW
TIE#	Titanium Metals Corporation Common Stock $0.01 par value
TIER	TIER TECHNOLOGIES INC CL B
TIERE	Tier Technologies Inc. - Class B Common Stock
TIF	TIFFANY & CO NEW COM
TIGR	TIGERLOGIC CORPORATION COM
TII	TELMEX INTERNACIONAL SAB DE CV SPONS ADR SR L
TII#	TELMEX INTERNACIONAL SAB DE CV SPONS ADR SR L
TII.A	TELMEX INTERNACIONAL SAB DE CV SPON ADR SR A
TII.A#	TELMEX INTERNACIONAL SAB DE CV SPON ADR SR A
TIII	TII NETWORK TECHNOLOGIES INC COM NEW
TIK	TEL INSTR ELECTRS CORP COM NEW
TIL	Trans-India Acquisition Corporation
TIL+	Trans-India Acquisition Corporation
TIL=	Trans-India Acquisition Corporation
TILE	INTERFACE INC COM

TILT	FLEXSHARES TR MORNSTAR USMKT
TIN	TEMPLE INLAND INC COM
TIN#	Temple-Inland Inc. Common Stock
TINY	HARRIS & HARRIS GROUP INC COM
TIP	ISHARES TR BARCLYS TIPS BD
TIPX	SPDR SER TR BARC 1-10YRTIP
TIPZ	PIMCO ETF TR BROAD US TIPS
TIS	ORCHIDS PAPER PRODS CO DEL COM
TISA	TOP IMAGE SYSTEMS LTD ORD
TISI	TEAM INC COM
TITN	TITAN MACHY INC COM
TIV	TRI VY CORP COM
TIVO	TIVO INC COM
TIXC	TIX CORP COM
TJX	TJX COS INC NEW COM
TK	TEEKAY CORPORATION COM
TK-A	Teekay Shipping Corporation PEPS Units
TKA	Telekom Austria AG American Depositary Shares (Each representing Two Ordinary Shares no par value)
TKC	TURKCELL ILETISIM HIZMETLERI SPON ADR NEW
TKF	TURKISH INVT FD INC COM
TKG	TELKOM SA LTD SPONSORED ADR
TKLC	TEKELEC COM
TKMR	TEKMIRA PHARMACEUTICALS CORP COM NEW
TKO	TELKONET INC COM
TKP	POLARIS ACQUISITION CORP COM
TKP+	POLARIS ACQUISITION CORP WT EXP 011012
TKP=	POLARIS ACQUISITION CORP UNIT EX 000011
TKR	TIMKEN CO COM
TKS	TOMKINS PLC SPONSORED ADR
TKTM	TICKETMASTER ENTMT INC COM
TKTMV	TICKETMASTER COM
TLAB	TELLABS INC COM
TLB	TALBOTS INC COM
TLB+	TALBOTS INC WT EXP 040915
TLCR	TALECRIS BIOTHERAPEUTICS HLDGS COM
TLCV	TLC VISION CORP COM
TLD	TDC A/S American Depositary Shares (Each representing 1/2 of an ordinary share)
TLEO	TALEO CORP CL A
TLF	TANDY LEATHER FACTORY INC COM
TLG	Target Logistics Inc
TLGB	Teleglobe International Holdings Ltd. Common Shares
TLGD	TOLLGRADE COMMUNICATIONS INC COM
TLH	ISHARES TR BARCLYS 10-20YR
TLI	LMP CORPORATE LN FD INC COM
TLK	P T TELEKOMUNIKASI INDONESIA SPONSORED ADR
TLL	PROSHARES TR PSHS ULSHRT TELE
TLLP	TESORO LOGISTICS LP COM UNIT LP
TLM	TALISMAN ENERGY INC COM
TLN	Talon International Inc
TLO	SPDR SERIES TRUST BRCLYS LG TRS ET
TLP	TRANSMONTAIGNE PARTNERS L P COM UNIT L P
TLR	TIMBERLINE RES CORP COM
TLS	Telstra Corporation Limited American Depositary Shares (Each representing 5 Ordinary Shares)
TLT	ISHARES TR BARCLYS 20+ YR
TLTD	FLEXSHARES TR M STAR DEV MKT
TLTE	FLEXSHARES TR MSTAR EMKT FAC
TLVT	TELVENT GIT SA SHS
TLWT	Telewest Global Inc - Common Stock
TLX	TRANS LUX CORP COM
TLX.C	
TLX.C*	

TLYS	TILLYS INC CL A
TM	TOYOTA MOTOR CORP SP ADR REP2COM
TM#	Toyota Motor Corporation American Depositary Shares(Each representing two shares of Common Stock)
TMA	Thornburg Mortgage Inc. Common Stock par value $0.01
TMA-C	Thornburg Mortgage Inc. 8.00% Series C Cumulative Redeemable Preferred Stock
TMA-D	Thornburg Mortgage Inc. Series D Adjustable Rate Cumulative Redeemable Preferred Stock
TMA-E	Thornburg Mortgage Inc. 7.50% Series E Cumulative Convertible Redeemable Preferred Stock
TMA-F	Thornburg Mortgage Inc. 10% Series F Cumulative Convertible Redeemable Preferred Stock
TMB	TELEMIG CELULAR PART S A SPON ADR PFD
TMB$	Telemig Celular ParticipaÃ§Ãµes S.A. American Depositary Shares (Each representing 2 Preferred Shares without par value)
TMCV	TEMECULA VY BANCORP INC CA COM
TMF	DIREXION SHS ETF TR 20YR TRES BULL
TMG	TAYLOR & MARTIN GROUP INC COM
TMH	TEAM HEALTH HOLDINGS INC COM
TMHC	TAYLOR MORRISON HOME CORP CL A
TMI	CHINA MEDIAEXPRESS HLDGS INC COM
TMI+	CHINA MEDIAEXPRESS HLDGS INC WT EXP 101711
TMI=	CHINA MEDIAEXPRESS HLDGS INC UNIT EX 101711
TMIC	Trend Micro Incorporated - American Depositary Shares
TMK	TORCHMARK CORP COM
TMK-A	TORCHMARK CAP TR III 7.1% TOPTS PFD
TMK-A*	TORCHMARK CAP TR III 7.1% TOPTS PFD
TMK-B	TORCHMARK CORP JR SUB DEB 52
TMK-S	Torchmark Capital Trust II 7 3/4% Trust Originated Preferred Securities (TOPrS)
TMK-S*	Torchmark Capital Trust II 7 3/4% Trust Originated Preferred Securities (TOPrS)
TMK-T	Torchmark Capital Trust I 7 3/4% Trust Preferred Securities
TMK-T*	Torchmark Capital Trust I 7 3/4% Trust Preferred Securities
TMM	GRUPO TMM S A B SP ADR 5 A SHS
TMNG	MANAGEMENT NETWORK GROUP INC COM NEW
TMNGD	MANAGEMENT NETWORK GROUP INC COM NEW
TMO	THERMO FISHER SCIENTIFIC INC COM
TMP	TOMPKINS FINANCIAL CORPORATION COM
TMPR	Temecula Valley Bancorp Inc. (CA) - 9.45% TRUST PREFERRED
TMR	MERIDIAN RESOURCE CORP COM
TMRK	TERREMARK WORLDWIDE INC COM NEW
TMS	TMS INTL CORP CL A
TMTA	Transmeta Corporation - Common Stock
TMTAD	Transmeta Corporation - Common Stock
TMUS	T-MOBILE US INC COM
TMV	DIREXION SHS ETF TR 20YR TRES BEAR
TMW	SPDR SERIES TRUST DJ TTL MKT ETF
TMWD	Tumbleweed Communications Corp. - Common Stock
TMWE	TIM W E SGPS S A SHS
TMX	TELEFONOS DE MEXICO S A B SPON ADR ORD L
TMX#	Telefonos de Mexico S.A. de C.V. American Depositary Shares (Each representing 20 Series L Shares)
TMY	Transmeridian Exploration Inc
TNA	DIREXION SHS ETF TR DLY SMCAP BULL3X
TNAV	TELENAV INC COM
TNB	THOMAS & BETTS CORP COM
TNC	TENNANT CO COM
TNC#	Tennant Company Common Stock
TNCC	TENNESSEE COMMERCE BANCORP INC COM
TNDM	NEUTRAL TANDEM INC COM
TNDQ	ROYAL BK OF SCOTLAND PLC RBS NASD LKD41
TNE	TELE NORTE LESTE PART S A SPON ADR PFD
TNE#	Tele Norte Leste Participações S.A. American Depositary Shares (Each representing One Preferred Shares)
TNF	TAILWIND FINL INC COM
TNF+	TAILWIND FINL INC WT EXP 041111
TNF=	TAILWIND FINL INC UNIT
TNGN	TENGION INC COM NEW

TNGO	TANGOE INC COM
TNH	TERRA NITROGEN CO L P COM UNIT
TNK	TEEKAY TANKERS LTD CL A
TNL	TECHNITROL INC COM
TNM	Thomas Nelson Inc. Common Stock
TNM.B	Thomas Nelson Inc. Class B Common Stock
TNOX	Tanox Inc. - Common Stock
TNP	TSAKOS ENERGY NAVIGATION LTD SHS
TNP-B	TSAKOS ENERGY NAVIGATION LTD RED PRP PFD B %
TNS	TNS INC COM
TNSWD	TNS INCORPORATED
TNT	TNT N.V. American Depositary Shares (Each Representing one Ordinary Share) (nominal value Euro 0.48)
TNY	ISE CCM NANOTECH XXX
TO	TECH OPS SEVCON INC COM
TOA	TOUSA Inc. Common Stock
TOB	AMEX/TOB INDEX XXX
TOBC	TOWER BANCORP INC COM
TOC	Thomson Corporation The Common Shares
TOD	TODD SHIPYARDS CORP DEL COM
TOF	TOFUTTI BRANDS INC COM
TOFC	TOWER FINANCIAL CORP COM
TOH	HICKS ACQUISITION CO I INC COM
TOH+	HICKS ACQUISITION CO I INC WT EXP 092811
TOH=	HICKS ACQUISITION CO I INC UNIT EX
TOI	TARGETS TR XXIV TARGETS 7%INTC
TOK	ISHARES TR MSCI KOKUSAI
TOL	TOLL BROTHERS INC COM
TOM	Tommy Hilfiger Corporation Ordinary Shares
TOMO	TOMOTHERAPY INC COM
TONE	TIERONE CORP COM
TONS	Novamerican Steel Inc - Common Stock
TONSW	Novamerican Steel Inc - Symmetry Holdings Inc Warrants (Each warrant entitles the holder to purchase one share of Common Stock (SHJ) at $5.50 per warrant)
TOO	TEEKAY OFFSHORE PARTNERS L P PARTNERSHIP UN
TOO-A	TEEKAY OFFSHORE PARTNERS L P CUM PFD-A7.25%
TOPP	Topps Company Inc. (The) - Common Stock
TOPS	TOP SHIPS INC SHS
TOPSD	TOP SHIPS INC SHS NEW 2011
TOPT	TOP Tankers Inc. - Common Stock
TORM	TOR MINERALS INTL INC COM NEW
TORMD	TOR MINERALS INTL INC COM NEW
TOT	TOTAL S A SPONSORED ADR
TOTS	DIREXION SHS ETF TR TOTAL MKT BEAR
TOWN	TOWNEBANK PORTSMOUTH VA COM
TOWR	TOWER INTL INC COM
TOX	Medtox Scientific Inc
TP	TNT N.V. American Depositary Shares (Each Representing one Ordinary Share) (nominal value Euro 0.48)
TPA	MORGAN STANLEY BRIDGES 033009
TPC	TUTOR PERINI CORP COM
TPCG	TPC GROUP INC COM
TPGI	THOMAS PPTYS GROUP INC COM
TPH	TRI POINTE HOMES INC COM
TPI	TIANYIN PHARMACEUTICAL CO INC COM
TPK	Travelers Property Casualty Corp. 4.50% Convertible Junior Subordinated Notes due April 15 2032
TPK*	Travelers Property Casualty Corp. 4.50% Convertible Junior Subordinated Notes due April 15 2032
TPL	TEXAS PAC LD TR SUB CTF PROP I T
TPL#	Texas Pacific Land Trust Sub-Share Certificates for Sub-Shares in Certificates of Proprietary Interest
TPLM	TRIANGLE PETE CORP COM NEW
TPO	Tarpon Industries Inc
TPP	TEPPCO PARTNERS L P UT LTD PARTNER
TPPH	Tapestry Pharmaceuticals Inc. - Common Stock

TPPHD	Tapestry Pharmaceuticals Inc. - Common Stock
TPS	PROSHARES TR ULTRASHRT TIPS
TPTH	TriPath Imaging Inc. - Common Stock
TPTX	TORREYPINES THERAPEUTICS INC COM
TPUT	BARZEL INDS INC COM
TPUTW	BARZEL INDS INC WT EXP 030711
TPX	TEMPUR PEDIC INTL INC COM
TPZ	TORTOISE PWR & ENERGY INFRASTR COM
TQ	Cash Technologies Inc
TQK	MORGAN STANLEY SPARQS10% T 09
TQNT	TRIQUINT SEMICONDUCTOR INC COM
TQQQ	PROSHARES TR ULTRAPRO QQQ
TR	TOOTSIE ROLL INDS INC COM
TRA	TERRA INDS INC COM
TRAC	TRACK DATA CORP COM PAR $.01
TRACD	TRACK DATA CORP COM PAR $.01
TRAD	TRADESTATION GROUP INC COM
TRAK	DEALERTRACK TECHNOLOGIES INC COM
TRB	Tribune Company Common Stock
TRB$	Tribune Company Common Stock
TRBM	Terabeam Inc. - Common Stock
TRBN	TRUBION PHARMACEUTICALS INC COM
TRBR	TRAILER BRDG INC COM
TRBS	Texas Regional Bancshares Inc. - Class A Voting Common Stock
TRC	TEJON RANCH CO COM
TRCA	Tercica Inc. - Common Stock
TRCI	TECHNOLOGY RESH CORP COM NEW
TRCR	TRANSCEND SERVICES INC COM NEW
TRC^	TEJON RANCH CO RT 20100614
TRC^#	TEJON RANCH CO RT 20100614
TRDO	Intrado Inc. - Common Stock
TRE	TANZANIAN ROYALTY EXPL CORP COM
TREE	TREE COM INC COM
TREEV	TREE COM INC COM
TREX	TREX CO INC COM
TRF	TEMPLETON RUS AND EAST EUR FD COM
TRFC	Traffic.com Inc. - Common Stock par value $0.01 per share
TRFDF	TRAMFORD INTL LTD
TRFX	Traffix Inc. - Common Stock
TRGL	TOREADOR RES CORP COM
TRGP	TARGA RES CORP COM
TRGT	TARGACEPT INC COM
TRH	TRANSATLANTIC HLDGS INC COM
TRI	THOMSON REUTERS CORP COM
TRIB	TRINITY BIOTECH PLC SPON ADR NEW
TRID	TRIDENT MICROSYSTEMS INC COM
TRIN	THOMSON REUTERS PLC SPONSORED ADR
TRIO	TRIO MERGER CORP COM
TRIP	TRIPADVISOR INC COM
TRIPV	TRIPADVISOR INC COM
TRIS	TRI S SEC CORP COM
TRISW	Tri-S Security Corporation - Warrants (expire 2/8/2010)
TRIT	TRI-TECH HOLDING INC SHS
TRK	SPEEDWAY MOTORSPORTS INC COM
TRLA	TRULIA INC COM
TRLG	TRUE RELIGION APPAREL INC COM
TRMA	TRICO MARINE SERVICES INC COM NEW
TRMB	TRIMBLE NAVIGATION LTD COM
TRMD	TORM A/S SPONS ADR NEW
TRMK	TRUSTMARK CORP COM
TRMM	TRM Corporation - Common Stock

TRMP	Trump Entertainment Resorts Inc - Common Stock
TRMS	TRIMERIS INC COM
TRN	TRINITY INDS INC COM
TRN#	Trinity Industries Inc. Common Stock
TRND	ROYAL BK SCOTLAND PLC US LC TRENDP ETN
TRNM	ROYAL BK SCOTLAND PLC US MC TRENDP ETN
TRNO	TERRENO RLTY CORP COM
TRNO-A	TERRENO RLTY CORP PFD SER A
TRNS	TRANSCAT INC COM
TRNX	TORNIER N V SHS
TRO	TRONY SOLAR HLDGS CO LTD ADR
TROV	TROVAGENE INC COM NEW
TROVU	TROVAGENE INC UNIT EX 123117
TROVW	TROVAGENE INC WT EXP 123117
TROW	PRICE T ROWE GROUP INC COM
TROX	TRONOX LTD SHS CL A
TRP	TRANSCANADA CORP COM
TRPS	Tripos Inc. - Common Stock
TRQ	TURQUOISE HILL RES LTD COM
TRR	TRC COS INC COM
TRS	TRIMAS CORP COM NEW
TRST	TRUSTCO BK CORP N Y COM
TRSY	PIMCO ETF TR 15YR US TRS FD
TRT	TRIO TECH INTL COM NEW
TRU	TORCH ENERGY ROYALTY TRUST UNIT BEN INT
TRUE	CENTRUE FINL CORP NEW COM
TRUED	Centrue Financial Corporation - Common Stock
TRV	TRAVELERS COMPANIES INC COM
TRW	TRW AUTOMOTIVE HLDGS CORP COM
TRX	TANZANIAN ROYALTY EXPL CORP COM
TRX.B	Tronox Incorporated Class B Common Stock
TRX.B#	TRONOX INCORPORATED
TRXI	TRX INC COM
TRXT	PIMCO ETF TR TOTL RETN ETF
TRY	Triarc Companies Inc. Class A Common Stock
TRY.B	Triarc Companies Inc. Class B Common Stock Series 1
TRZ	Trizec Properties Inc. Common Stock
TS	TENARIS S A SPONSORED ADR
TSA	The Sports Authority Inc. Common Stock $.01 par value
TSAI	Transaction Systems Architects Inc. - Common Stock
TSB.A	Citigroup Global Markets
TSBK	TIMBERLAND BANCORP INC COM
TSC	TRISTATE CAP HLDGS INC COM
TSCC	Technology Solutions Company - Common Stock
TSCM	THESTREET COM COM
TSCO	TRACTOR SUPPLY CO COM
TSD	Tele Sudeste Celular Participacoes S.A. American Depositary Shares (Each representing one Preferred Shares without par value)
TSEM	TOWER SEMICONDUCTOR LTD SHS NEW
TSEMG	TOWER SEMICONDUCTOR LTD DEB CNV 5%2012
TSEMW	Tower Semiconductor Ltd. - Warrants - convert into one ordinary share at an exercise price of $7.50.
TSFG	SOUTH FINL GROUP INC COM
TSG	SABRE Holdings Corporation Class A Common Stock
TSH	TECHE HLDG CO COM
TSI	TCW STRATEGIC INCOME FUND INC COM
TSL	TRINA SOLAR LIMITED SPON ADR
TSLA	TESLA MTRS INC COM
TSM	TAIWAN SEMICONDUCTOR MFG LTD SPONSORED ADR
TSMA	Transoma Medical Inc. - Common Stock
TSN	TYSON FOODS INC CL A
TSO	TESORO CORP COM

TSO#	Tesoro Corporation Common Stock
TSON	TRANS1 INC COM
TSP	TELECOMUNICACOES DE SAO PAULO SPON ADR PFD
TSPT	TRANSCEPT PHARMACEUTICALS INC COM
TSR	TARGETS TR XXVI TARGET 8%SPRNT
TSRA	TESSERA TECHNOLOGIES INC COM
TSRE	TRADE STR RESIDENTIAL INC COM NEW
TSRI	TSR INC COM NEW
TSRID	TSR INC COM NEW
TSRO	TESARO INC COM
TSRX	TRIUS THERAPEUTICS INC COM
TSS	TOTAL SYS SVCS INC COM
TSS#	Total System Services Inc. Common Stock
TST	THESTREET INC COM
TSTC	TELESTONE TECHNOLOGIES CORP COM
TSTF	TEAMSTAFF INC COM PAR $.001
TSTFD	TEAMSTAFF INC COM PAR $.001
TSTR	TERRESTAR CORP COM
TSTY	TASTY BAKING CO COM
TSU	TIM PARTICIPACOES S A SPONSORED ADR
TSV	WACHOVIA CORP NEW TEES S&P500 09
TSX	Morgan Stanley
TSXV	GLOBAL X FDS GLB TSX VENTUR
TSY	Trustreet Properties Inc. Common Stock
TSY-A	Trustreet Properties Inc. $1.93 Series A Cumulative Convertible Preferred Stock
TSY-C	Trustreet Properties Inc. 7.5% Series C Redeemable Convertible Preferred Stock ($25 liquidation preference)
TSYS	TELECOMMUNICATION SYS INC CL A
TT	Trane Inc. Common Stock
TTA	TARGETS TR XXI TARGETS 8% 07
TTC	TORO CO COM
TTCWD	TORO COMPANY
TTE	TARGETS TRUST XIX
TTEC	TELETECH HOLDINGS INC COM
TTEK	TETRA TECH INC NEW COM
TTES	T-3 ENERGY SRVCS INC COM
TTF	THAI FD INC COM
TTFS	ADVISORSHARES TR TRIMTABS FLT
TTG	Tutogen Medical Inc
TTGT	TECHTARGET INC COM
TTH	TELECOM HLDRS TR DEPOSITRY RCPT
TTHI	TRANSITION THERAPEUTICS INC COM NEW
TTI	TETRA TECHNOLOGIES INC DEL COM
TTIL	TTI TEAM TELECOM INTL LTD ORD
TTM	TATA MTRS LTD SPONSORED ADR
TTMI	TTM TECHNOLOGIES INC COM
TTO	TORTOISE CAP RES CORP COM
TTP	TORTOISE PIPELINE & ENERGY FD COM
TTPA	TRINTECH GROUP PLC SPONS ADR NEW
TTPH	TETRAPHASE PHARMACEUTICALS INC COM
TTPY	TomoTherapy Incorporated - Common Stock
TTS	TILE SHOP HLDGS INC COM
TTT	PROSHARES TR ULSH 20YRTRE NEW
TTTM	T3 MOTION INC COM NEW
TTTM+W	T3 MOTION INC WT EXP 05132016
TTTM+Z	T3 MOTION INC WT EXP 051313
TTTM=	T3 MOTION INC UNIT 1 000016
TTT^	TERRA NOVA RTY CORP RT
TTT^#	TERRA NOVA RTY CORP RT
TTWO	TAKE-TWO INTERACTIVE SOFTWARE COM
TTY	2020 CHINACAP ACQUIRCO INC COM
TTY+	2020 CHINACAP ACQUIRCO INC WT EXP 110811

TTY=	2020 CHINACAP ACQUIRCO INC UNIT EX 110811
TTYUU	2020 CHINACAP ACQUIRCO INC UNIT EX 110811
TTYWW	2020 CHINACAP ACQUIRCO INC WT EXP 110811
TU	TELUS CORP COM
TUC	MAC-GRAY CORP COM
TUDO	TUDOU HLDGS LTD SPONSORED ADS
TUES	TUESDAY MORNING CORP COM NEW
TUG	Maritrans Inc. Common Stock
TULY	Tully's Coffee Corporation - Common Stock
TUMI	TUMI HLDGS INC COM
TUNE	MICROTUNE INC DEL COM
TUP	TUPPERWARE BRANDS CORP COM
TUR	ISHARES INC MSCI TURKEY FD
TUTR	PLATO LEARNING INC COM
TUTS	Tut Systems Inc. - Common Stock
TUX	TRIAN ACQUISITION I CORP COM
TUX+	TRIAN ACQUISITION I CORP WT EXP 012313
TUX=	TRIAN ACQUISITION I CORP UNIT EX 000011
TUZ	PIMCO ETF TR 1-3YR USTREIDX
TV	GRUPO TELEVISA SA SPON ADR REP ORD
TVAX	TVAX BIOMEDICAL INC COM
TVC	TENNESSEE VALLEY AUTH PARRS D 2028
TVE	TENNESSEE VALLEY AUTH PARRS A 2029
TVH	MEDIA & ENTMT HOLDINGS INC COM
TVH+	MEDIA & ENTMT HOLDINGS INC WT EXP 030911
TVH=	MEDIA & ENTMT HOLDINGS INC UNIT
TVIA	TVIA Inc. - Common Stock
TVIN	TVI Corporation - Common Stock
TVIX	CREDIT SUISSE AG NASSAU BRH ETN LKD SPVXSP
TVIZ	CREDIT SUISSE NASSAU BRH VIX MD TRM FUT
TVL	LIN TV CORP CL A
TW	TOWERS WATSON & CO CL A
TWAV	TRUSTWAVE HLDGS INC COM
TWB	TWEEN BRANDS INC COM
TWC	TIME WARNER CABLE INC COM
TWER	TOWERSTREAM CORP COM
TWGP	TOWER GROUP INTL LTD COM
TWH	Washtenaw Group Inc (The)
TWI	TITAN INTL INC ILL COM
TWIN	TWIN DISC INC COM
TWLL	TECHWELL INC COM
TWM	PROSHARES TR PSHS ULSHRUS2000
TWM.A	Merrill Lynch
TWMC	TRANS WORLD ENTMT CORP COM
TWN	TAIWAN FD INC COM
TWO	TWO HBRS INVT CORP COM
TWO+	TWO HBRS INVT CORP WT EXP 110713
TWOL	DIREXION SHS ETF TR 2YR TRES BLL3X
TWON	INDEXIQ ETF TR TAIWAN SML CAP
TWOZ	DIREXION SHS ETF TR 2YR TRS BEAR3X
TWP	TREX INC COM
TWPG	THOMAS WEISEL PARTNERS GRP INC COM
TWQ	PROSHARES TR PSHS ULSHRUS NEW
TWTC	TW TELECOM INC COM
TWTI	ROYAL BK OF SCOTLAND PLC RBS OIL TRNDPL
TWTR	Tweeter Home Entertainment Group Inc - Common Stock
TWW	Terremark Worldwide Inc
TWX	TIME WARNER INC COM NEW
TWX#	TIME WARNER INC EX-DISTRIB
TX	TERNIUM SA SPON ADR

TXA	Tribune Company Exchangeable Subordinated Debentures due May 15 2029(Exchangeable for Cash Based on the Value of America Online
TXCC	TRANSWITCH CORP COM NEW
TXCCD	TRANSWITCH CORP COM NEW
TXCO	TXCO RES INC COM
TXF	TXF FDS INC LARGE COS ETF
TXI	TEXAS INDS INC COM
TXI#	Texas Industries Inc. Common Stock
TXI-S	TXI Capital Trust I $2.75 Shared Preference Redeemable Securities ('SpuRS')
TXI-S*	TXI Capital Trust I $2.75 Shared Preference Redeemable Securities ('SpuRS')
TXIC	TONGXIN INTERNATIONAL LTD COM
TXICU	TONGXIN INTERNATIONAL LTD UNITS EX 041011
TXICW	TONGXIN INTERNATIONAL LTD WT EXP 041011
TXMD	THERAPEUTICSMD INC COM
TXN	TEXAS INSTRS INC COM
TXRH	TEXAS ROADHOUSE INC COM
TXT	TEXTRON INC COM
TXT-A	TEXTRON INC PFD CONV $2.08
TXT-A*	TEXTRON INC PFD CONV $2.08
TXT-B	TEXTRON INC PFD CONV $1.40
TXT-B*	TEXTRON INC PFD CONV $1.40
TXTR	TEXTURA CORP COM
TXU	TXU Corp. Common Stock
TXU-D	TXU Corp. 8.125% Income PRIDES
TXUI	Texas United Bancshares Inc. - Common Stock
TY	TRI CONTL CORP COM
TY-	TRI CONTL CORP PFD $2.50
TYBS	DIREXION SHS ETF TR 20YR TRES BEAR
TYC	TYCO INTERNATIONAL LTD SHS
TYC#	TYCO INTERNATIONAL LTD EX DISTRIB WI
TYD	DIREXION SHS ETF TR 7 10YR TRES BULL
TYG	TORTOISE ENERGY INFRSTRCTR CP COM
TYG-A	TORTOISE ENERGY INFRSTRCTR CP PFD MD REDMBLE
TYG-A*	TORTOISE ENERGY INFRSTRCTR CP PFD MD REDMBLE
TYG-B	TORTOISE ENERGY INFRSTRCTR CP MAND RED PFD B
TYH	DIREXION SHS ETF TR DLY TECH BULL 3X
TYI	NETS TR TOPIX INDX JPN
TYL	TYLER TECHNOLOGIES INC COM
TYM	ASIA TIME CORP COM
TYN	TORTOISE NORTH AMRN ENRGY CORP COM
TYNS	DIREXION SHS ETF TR 7-10YR TR BEAR
TYO	DIREXION SHS ETF TR 7 10YR TRES BEAR
TYP	DIREXION SHS ETF TR DLY TECH BEAR 3X
TYPE	MONOTYPE IMAGING HOLDINGS INC COM
TYW	TS&W CLAYMORE TAX ADVNTG BL FD COM
TYY	TORTOISE ENERGY CAP CORP COM
TYY-A	TORTOISE ENERGY CAP CORP MAND SER 2016
TYY-A*	TORTOISE ENERGY CAP CORP MAND SER 2016
TYY-B	TORTOISE ENERGY CAP CORP 5% PFD SER B
TYY-B*	TORTOISE ENERGY CAP CORP 5% PFD SER B
TYY-C	TORTOISE ENERGY CAP CORP MR PFD 3.95%
TZA	DIREXION SHS ETF TR DLY SC BEAR3XNEW
TZD	ISHARES TR S&P TARGET 10
TZE	ISHARES TR S&P TARGET 15
TZF	TRUST CTFS 2001-2 BEAR STEARNS TR CTF 7.1%2096
TZG	ISHARES TR S&P TARGET 20
TZI	ISHARES TR S&P TARGET 25
TZIX	TriZetto Group Inc. (The) - Common Stock
TZK	TRUST CTFS 2002-1 BEAR STEARNS TR CTF 2002
TZK*	TRUST CTFS 2002-1 BEAR STEARNS TR CTF 2002
TZL	ISHARES TR S&P TARGET 30

TZN	TARGETS TR XXIII TARGET 7.5 NEM.
TZO	ISHARES TR S&P TARGET 35
TZOO	TRAVELZOO INC COM
TZV	ISHARES TR S&P TARGET 40
TZW	ISHARES TR TRGT 2045 INDX
TZY	ISHARES TR TRGT 2050 INDX
TZYM	TRANZYME INC COM
UA	UNDER ARMOUR INC CL A
UACL	UNIVERSAL TRUCKLOAD SVCS INC COM
UAG	UBS AG JERSEY BRH CMCI AGRI ETN
UAG#	United Auto Group Inc. Voting Common Stock
UAGR	UNION AGRICULTURE GROUP CORP SHS
UAHC	UNITED AMERN HEALTHCARE CORP COM
UAL	UNITED CONTL HLDGS INC COM
UAM	UNIVERSAL AMERN CORP NEW COM
UAMY	UNITED STATES ANTIMONY CORP COM
UAN	CVR PARTNERS LP COM
UAPH	UAP Holding Corp. - Common Stock par value $0.001 per share
UARM	Under Armour Inc. - Class A Common Stock par value $0.0003 1/3 per share
UAUA	UAL CORP COM NEW
UB	UnionBanCal Corporation Common Stock
UBA	URSTADT BIDDLE PPTYS INC CL A
UBB	UNIBANCO-UNIAO DE BANCOS BRASL ADR REP UNITS
UBC	UBS AG JERSEY BRH LIVESTK ETN 38
UBCD	UnionBancorp Inc - Common Stock
UBCP	UNITED BANCORP INC OHIO COM
UBD	CLAYMORE EXCHANGE TRD FD TR CAP MKT BD ETF
UBET	YOUBET COM INC COM
UBFO	UNITED SECURITY BANCSHARES CA COM
UBG	UBS AG JERSEY BRH CMCI GOLD ETN
UBH	U.S.B. Holding Co. Inc. Common Stock
UBIC	UBIC INC SPONSORED ADR
UBM	UBS AG JERSEY BRH CMCI INDL ETN
UBMT	United Financial Corp - Common Stock
UBN	UBS AG JERSEY BRH CMCI ENRGY ETN
UBNK	UNITED FINANCIAL BANCORP INC COM
UBNKD	United Financial Bancorp Inc. - Common Stock
UBNT	UBIQUITI NETWORKS INC COM
UBOH	UNITED BANCSHARES INC OHIO COM
UBP	URSTADT BIDDLE PPTYS INC COM
UBP-C	URSTADT BIDDLE PPTYS INC PFD SR C 8.5%
UBP-C*	URSTADT BIDDLE PPTYS INC PFD SR C 8.5%
UBP-D	URSTADT BIDDLE PPTYS INC PFD D 7.5%
UBP-F	URSTADT BIDDLE PPTYS INC PFD SER F 7.125%
UBPS	UNIVERSAL BUSINESS PMT SOL AC COM
UBPSU	UNIVERSAL BUSINESS PMT SOL AC UNIT 1COM&1WT
UBPSW	UNIVERSAL BUSINESS PMT SOL AC WT EXP 050917
UBR	PROSHARES TR ULT MSCIBZL CAPP
UBS	UBS AG SHS NEW
UBS-	UBS Preferred Funding Trust III 7.25% Noncumulative Trust Preferred Securities due June 26 2006
UBS-*	UBS Preferred Funding Trust III 7.25% Noncumulative Trust Preferred Securities due June 26 2006
UBS-D	UBS PFD FDG TR IV PFD TR FLTG RT
UBSH	UNION FIRST MKT BANKSH CP COM
UBSI	UNITED BANKSHARES INC WEST VA COM
UBS^	UBS AG Rights (Expiring June 10 2008)
UBS^#	UBS AG RTS WI
UBT	PROSHARES TR ULTRA 20YR TRE
UCBA	UNITED CMNTY BANCORP IND COM
UCBC	Union Community Bancorp - Common Stock
UCBH	UCBH HOLDINGS INC COM
UCBI	UNITED CMNTY BKS BLAIRSVLE GA COM

UCBID	UNITED CMNTY BKS BLAIRSVLE GA COM
UCC	PROSHARES TR PSHS CONSMR SVCS
UCD	PROSHARES TR II ULT DJ UBS COMM
UCFC	UNITED CMNTY FINL CORP OHIO COM
UCI	UBS AG JERSEY BRH CMCI ETN 38
UCLP	Universal Compression Partners L.P. - Common Units representing Limited Partner Interests
UCNN	UCN Inc. - Common Stock
UCO	PROSHARES TR II ULT DJ UBS CRUDE
UCR	Claymore MACROshares Oil Up Tradeable Trust
UCTT	ULTRA CLEAN HLDGS INC COM
UDM	UDR Inc. 8 1/2% Monthly Income Notes due November 15 2008
UDN	POWERSHS DB US DOLLAR INDEX TR DOLL INDX BEAR
UDNT	DEUTSCHE BK AG LONDON BRH IDX FUTRS NT30
UDOW	PROSHARES TR ULTRPRO DOW30
UDR	UDR INC COM
UDR-B	UDR Inc. 8.60% Series B Cumulative Redeemable Preferred Stock
UDR-B*	UDR Inc. 8.60% Series B Cumulative Redeemable Preferred Stock
UDR-G	UDR INC PFD SER G
UDR-G*	UDR INC PFD SER G
UDRL	UNION DRILLING INC COM
UDW	US DATAWORKS INC COM NEW
UEC	URANIUM ENERGY CORP COM
UEI	ULTIMATE ESCAPES INC COM
UEI+	ULTIMATE ESCAPES INC WT EXP 10232011
UEI=	ULTIMATE ESCAPES INC UNIT EX 10232011
UEIC	UNIVERSAL ELECTRS INC COM
UEM	CLAYMORE EXCHANGE TRADED FD TR US-1 CAP ETF
UEP-A	Union Electric Company Preferred $3.50 Series
UEP-C	Union Electric Company Preferred Stock $4.00 Series
UEP-D	Union Electric Company Preferred $4.50 Series
UEP-E	Union Electric Company Preferred Stock $4.56 Series
UEPS	NET 1 UEPS TECHNOLOGIES INC COM NEW
UFBS	Union Financial Bancshares Inc. - Common Stock
UFCS	UNITED FIRE GROUP INC COM
UFI	UNIFI INC COM NEW
UFPI	UNIVERSAL FST PRODS INC COM
UFPT	UFP TECHNOLOGIES INC COM
UFS	DOMTAR CORP COM NEW
UFS#	Domtar Corporation Common Stock
UG	UNITED GUARDIAN INC COM
UGA	UNITED STS GASOLINE FD LP UNITS
UGAZ	CREDIT SUISSE NASSAU BRH ETN LKD 32
UGE	PROSHARES TR PSHS CONSMRGOODS
UGEM	EGA EMERGING GLOBAL SHS TR UTILITIES GEMS
UGI	UGI CORP NEW COM
UGL	PROSHARES TR II ULTRA GOLD
UGLD	CREDIT SUISSE NASSAU BRH 3X LONG GOLD
UGP	ULTRAPAR PARTICIPACOES S A SP ADR REP COM
UHAL	AMERCO COM
UHCO	Universal American Financial Corp. - Common Stock
UHCP	United Heritage Corporation - Common Stock
UHCPC	UNITED HERITAGE CORP
UHN	UNITED STS DIESEL HEATING OIL UNIT
UHOS	UNIVERSAL HOSP SVCS NEW
UHS	UNIVERSAL HLTH SVCS INC CL B
UHT	UNIVERSAL HEALTH RLTY INCM TR SH BEN INT
UIC	United Industrial Corporation Common Stock
UIHC	UNITED INS HLDGS CORP COM
UIL	UIL HLDG CORP COM
UIL#	UIL Holdings Corporation Common Stock
UINF	PROSHARES TR ULTRAPRO 10YR

UIS	UNISYS CORP COM NEW
UIS-A	UNISYS CORP PFD SER A 6.25%
UJB	PROSHARES TR ULTRA HIGH YLD
UKF	PROSHARES TR PSHS ULT1000 GRW
UKK	PROSHARES TR PSHS ULT 2000 GR
UKW	PROSHARES TR PSHS ULT MDCP GR
UL	UNILEVER PLC SPON ADR NEW
ULBI	ULTRALIFE CORP COM
ULCM	ULTICOM INC COM NEW
ULE	PROSHARES TR II PSH ULTRA EURO
ULGX	UROLOGIX INC COM
ULQ	CLAYMORE EXCHANGE TRD FD TR FIXED INC ETF
ULTA	ULTA SALON COSMETCS & FRAG INC COM
ULTI	ULTIMATE SOFTWARE GROUP INC COM
ULTR	ULTRAPETROL BAHAMAS LTD COM
ULU	ULURU INC COM NEW
UMBF	UMB FINL CORP COM
UMC	UNITED MICROELECTRONICS CORP SPON ADR NEW
UMDD	PROSHARES TR ULTRA MDCAP400
UMH	U M H PROPERTIES INC COM
UMH-A	U M H PROPERTIES INC CV RED PFD-A
UMM	MACROSHARES MAJOR METRO HSG UP SHS
UMPQ	UMPQUA HLDGS CORP COM
UMPQP	UMPQUA HLDGS CORP DEP SHS
UMX	PROSHARES TR ULT MSCIMEX CAPP
UN	UNILEVER N V N Y SHS NEW
UNA	UNOVA Inc. Common Stock
UNAM	UNICO AMERN CORP COM
UNB	UNION BANKSHARES INC COM
UNCA	UNICA CORP COM
UNCL	MRU Holdings Inc. - Common Stock
UNF	UNIFIRST CORP MASS COM
UNFI	UNITED NAT FOODS INC COM
UNFY	UNIFY CORP COM NEW
UNG	UNITED STATES NATL GAS FUND LP UNIT PAR $0.001
UNH	UNITEDHEALTH GROUP INC COM
UNIB	University Bancorp Inc Michigan - Common Stock
UNIS	UNILIFE CORP NEW COM
UNIZ	Unizan Financial Corporation - Common Stock
UNL	UNITED STS 12 MONTH NAT GAS FD UNIT BEN INT
UNM	UNUM GROUP COM
UNM-A	UNUMProvident Corporation Adjustable Conversion-Rate Equity Security Units
UNN	Unum Group 7.250% Public Income NoteES (PINES) due June 15
UNP	UNION PAC CORP COM
UNP#	Union Pacific Corporation Common Stock
UNS	UNS ENERGY CORP COM
UNT	UNIT CORP COM
UNTD	UNITED ONLINE INC COM
UNTK	UNITEK GLOBAL SVCS INC COM PAR $.00002
UNTKD	UNITEK GLOBAL SVCS INC COM PAR $.00002
UNTY	UNITY BANCORP INC COM
UNXL	UNI PIXEL INC COM NEW
UNXLD	UNI PIXEL INC COM NEW
UOIL	CREDIT SUISSE NASSAU BRH VS 3XLNG BRENT
UOY	MACROSHARES 100 OIL UP TR UNIT NEW
UPCS	UbiquiTel Inc. - Common Stock
UPFC	UNITED PANAM FINANCIAL CP COM
UPG	UNIVERSAL POWER GROUP INC COM
UPI	UROPLASTY INC COM NEW
UPIP	UNWIRED PLANET INC NEW COM
UPL	ULTRA PETROLEUM CORP COM

UPM	UPM-Kymmene Corporation American Depositary Shares(Representing Ordinary Shares
UPRO	PROSHARES TR ULTRPRO S&P500
UPS	UNITED PARCEL SERVICE INC CL B
UPV	PROSHARES TR ULTRA EUROPE
UPW	PROSHARES TR PSHS ULTRA UTIL
UQM	UQM TECHNOLOGIES INC COM
URA	GLOBAL X FDS GBLX URANIUM NEW
URBN	URBAN OUTFITTERS INC COM
URE	PROSHARES TR ULT R/EST NEW
URG	UR ENERGY INC COM
URGI	United Retail Group Inc. - Common Stock
URI	UNITED RENTALS INC COM
URI$	United Rentals Inc. Common Stock
URR	MORGAN STANLEY LNG EURO ETN20
URRE	URANIUM RES INC COM PAR$0.001NEW
URS	URS CORP NEW COM
URS#	URS Corporation Common Stock
URTH	ISHARES INC MSCI WORLD IDX
URTY	PROSHARES TR ULTR RUSSL2000
URX	UNITED REFINING ENERGY CORP COM
URX+	UNITED REFINING ENERGY CORP WT EXP 121111
URX=	UNITED REFINING ENERGY CORP UNIT EX 121111
URZ	URANERZ ENERGY CORP COM
USA	LIBERTY ALL STAR EQUITY FD SH BEN INT
USAC	USA COMPRESSION PARTNERS LP COMUNIT LTDPAR
USAG	UNITED STS COMMODITY IDX FDTR COM UTS US AGR
USAK	USA TRUCK INC COM
USAP	UNIVERSAL STAINLESS & ALLOY COM
USAT	USA TECHNOLOGIES INC COM NO PAR
USATP	USA TECHNOLOGIES INC CONV PFD SER A
USATR	USA TECHNOLOGIES INC SUBSCRPT RT
USATW	USA TECHNOLOGIES INC WT EXP 123111
USATZ	USA TECHNOLOGIES INC WT EXP 123113
USB	US BANCORP DEL COM NEW
USB-A	US BANCORP DEL PERP PFD SER A
USB-B	USB Capital III 7.75% Trust Preferred Securities due May 1 2031
USB-B*	USB Capital III 7.75% Trust Preferred Securities due May 1 2031
USB-C	USB Capital IV 7.35% Trust Preferred Securities (due November 1
USB-C*	USB Capital IV 7.35% Trust Preferred Securities (due November 1
USB-D	USB Capital V 7.25% Trust Preferred Securities
USB-D*	USB Capital V 7.25% Trust Preferred Securities
USB-E	USB CAP VI PFD GTD TR
USB-E*	USB CAP VI PFD GTD TR
USB-F	USB CAP VII PFD TR GTD
USB-F*	USB CAP VII PFD TR GTD
USB-G	USB CAP VIII PFD TR SECS
USB-G*	USB CAP VIII PFD TR SECS
USB-H	US BANCORP DEL PFD B 1/1000DP
USB-I	USB CAP X PFD
USB-I*	USB CAP X PFD
USB-J	USB CAP XI 6.6% TR PFD SE
USB-J*	USB CAP XI 6.6% TR PFD SE
USB-K	USB CAP XII GTD TR PRF SEC
USB-K*	USB CAP XII GTD TR PRF SEC
USB-L	US BANCORP DEL PFD1/1000SER D
USB-L*	US BANCORP DEL PFD1/1000SER D
USB-M	US BANCORP DEL DEP SHS PFD F
USB-N	US BANCORP DEL DEP SHS REP G
USB-O	US BANCORP DEL PFD 1/1000 PRP H
USBE	US BioEnergy Corporation - Common Stock
USBI	UNITED SEC BANCSHARES INC SHS

USCI	UNITED STS COMMODITY INDEX FD COMM IDX FND
USCR	U S CONCRETE INC COM NEW
USD	PROSHARES TR PSHS ULT SEMICDT
USEG	U S ENERGY CORP WYO COM
USEY	U.S. Energy Systems Inc. - Common Stock
USFP	US FED PPTYS TR INC COM
USG	U S G CORP COM NEW
USG^	USG Corporation Rights (Expiring July 27 2006)
USG^#	USG CORPORATION
USHS	U S HOME SYS INC COM
USIH	USI Holdings Corporation - Common Stock
USL	UNITED STS 12 MONTH OIL FD LP UNIT BEN INT
USLM	UNITED STATES LIME & MINERALS COM
USLV	CREDIT SUISSE NASSAU BRH 3X LONG SILVER
USM	UNITED STATES CELLULAR CORP COM
USMD	USMD HLDGS INC COM
USMI	UNITED STS COMMODITY IDX FDTR COM UNIT US ML
USMO	USA MOBILITY INC COM
USMV	ISHARES TR USA MIN VOL ID
USNA	USANA HEALTH SCIENCES INC COM
USO	UNITED STATES OIL FUND LP UNITS
USPH	U S PHYSICAL THERAPY INC COM
USPI	USSPI MEDIA INC COM
USQ	Union Street Acquisition Corp
USQ+	Union Street Acquisition Corp
USQ=	Union Street Acquisition Corp.
USS	U.S. Shipping Partners L.P. Common Units representing limited partner interests
UST	PROSHARES TR ULTR 7-10 TREA
USTR	UNITED STATIONERS INC COM
USU	USEC INC COM
USV	UBS AG JERSEY BRH CMCI SILVR ETN
USY	WISDOMTREE TRUST US SHRT GOV INC
UTA	UNIVERSAL TRAVEL GROUP COM NEW
UTBI	UNITED TENN BNKSHS
UTEK	ULTRATECH INC COM
UTF	COHEN & STEERS INFRASTRUCTURE COM
UTG	REAVES UTIL INCOME FD COM SH BEN INT
UTG^	REAVES UTIL INCOME FD RT
UTG^#	REAVES UTIL INCOME FD RT
UTH	UTILITIES HOLDRS TR DEPOSITRY RCPT
UTHR	UNITED THERAPEUTICS CORP DEL COM
UTI	UNIVERSAL TECHNICAL INST INC COM
UTIW	UTI WORLDWIDE INC ORD
UTK	UTEK CORP COM
UTL	UNITIL CORP COM
UTLT	DBX ETF TR REG UTILITY ID
UTMD	UTAH MED PRODS INC COM
UTR	UNITRIN INC COM
UTSI	UTSTARCOM HOLDINGS CORP SHS NEW
UTX	UNITED TECHNOLOGIES CORP COM
UTX-A	UNITED TECHNOLOGIES CORP CORP UNIT
UU	United Utilities PLC American Depositary Shares (Each representing two Ordinary Shares)
UUD	MERRILL LYNCH & CO INC NT IDX UTIL 09
UUP	POWERSHS DB US DOLLAR INDEX TR DOLL INDX BULL
UUPT	DEUTSCHE BK AG LONDON BRH IDX EXCH NT30
UUU	UNIVERSAL SEC INSTRS INC COM NEW
UUY	MERRILL LYNCH & CO INC NT LKD SLCT UT
UVE	UNIVERSAL INS HLDGS INC COM
UVG	PROSHARES TR PSHS ULT1000 VAL
UVN	Univision Communications Inc. Class A Common Stock
UVSP	UNIVEST CORP PA COM

UVT	PROSHARES TR PSHS ULT2000 VAL
UVU	PROSHARES TR PSHS ULT MCP VAL
UVV	UNIVERSAL CORP VA COM
UVXY	PROSHARES TR II UL VIXSTFUT ETF
UWBK	UNITED WESTN BANCORP INC COM
UWC	PROSHARES TR UL RUS3000 ETF
UWM	PROSHARES TR PSHS ULTRUSS2000
UWN	NEVADA GOLD & CASINOS INC COM NEW
UWTI	CREDIT SUISSE NASSAU BRH VS 3XLNGNATGAS
UXG	US GOLD CORPORATION COM PAR $0.10
UXI	PROSHARES TR PSHS ULTRA INDL
UXJ	PROSHARES TR ULT MSCI PAC
UYE	Corporate Asset Backed Corporation CABCO Series 2002-1 Trust (AOL Time Warner Inc.) Class A-1 Callable Certificates 7.625% Pass-Through Rate
UYG	PROSHARES TR ULTRA FNCLS NEW
UYM	PROSHARES TR PSHS ULT BASMATL
UZA	UNITED STATES CELLULAR CORP CALL SR NT 60
UZG	UNITED STATES CELLULAR CORP NT SR 8.75%32
UZG*	UNITED STATES CELLULAR CORP NT SR 8.75%32
UZV	UNITED STATES CELLULAR CORP SR NT 2034
UZV*	UNITED STATES CELLULAR CORP SR NT 2034
UZW	Merrill Lynch
V	VISA INC COM CL A
VAC	MARRIOTT VACATIONS WRLDWDE CP COM
VAC#	MARRIOTT VACATIONS WRLDWDE CP COM
VAIL	Vail Banks Inc. Common Stock
VAL	VALSPAR CORP COM
VALE	VALE S A ADR
VALE.P	VALE S A ADR REPSTG PFD
VALU	VALUE LINE INC COM
VALV	SHENGKAI INNOVATIONS INC COM NEW
VAR	VARIAN MED SYS INC COM
VARI	VARIAN INC COM
VAS	VIASYS Healthcare Inc. Common Stock
VASC	VASCULAR SOLUTIONS INC COM
VASO	VASOMEDICAL INC COM
VAW	VANGUARD WORLD FDS MATERIALS ETF
VAZ	DELAWAR INVTS AZ MUN INCOME FD COM
VB	VANGUARD INDEX FDS SMALL CP ETF
VBAC	Virbac Corporation - Common Stock
VBF	INVESCO BD FD COM
VBFC	VILLAGE BK & TR FINANCIAL CORP COM
VBFCW	Village Bank and Trust Financial Corp. - Village Bank and Trust Financial Corp. Warrants
VBK	VANGUARD INDEX FDS SML CP GRW ETF
VBR	VANGUARD INDEX FDS SM CP VAL ETF
VC	VISTEON CORP COM NEW
VCBI	VIRGINIA COMM BANCORP INC COM
VCC	Veri-Tek International Corp
VCF	DELAWARE INV CO MUN INC FD INC COM
VCG	Valor Communications Group Inc. Common Stock
VCGH	VCG HLDG CORP COM
VCI	VALASSIS COMMUNICATIONS INC COM
VCIT	VANGUARD SCOTTSDALE FDS INT-TERM CORP
VCLK	VALUECLICK INC COM
VCLT	VANGUARD SCOTTSDALE FDS LG-TERM COR BD
VCMP	VCampus Corporation - Common Stock
VCO	VINA CONCHA Y TORO S A SPONSORED ADR
VCP	VOTORANTIM CELULOSE E PAPEL SA SP ADR REP COM
VCR	VANGUARD WORLD FDS CONSUM DIS ETF
VCRA	VOCERA COMMUNICATIONS INC COM
VCSH	VANGUARD SCOTTSDALE FDS SHRT TRM CORP BD

VCV	INVESCO CALIF VALUE MUN INC TR COM
VDC	VANGUARD WORLD FDS CONSUM STP ETF
VDE	VANGUARD WORLD FDS ENERGY ETF
VDM	Van Der Moolen Holding N.V. American Depositary Shares (Each representing one Common Share of E 0.08 each)
VDSI	VASCO DATA SEC INTL INC COM
VE	VEOLIA ENVIRONNEMENT SPONSORED ADR
VEA	VANGUARD TAX MANAGED INTL FD FTSE DEV MKT ETF
VECO	VEECO INSTRS INC DEL COM
VEGA	ADVISORSHARES TR STAR GLOB BUYW
VEGF	Corautus Genetics Inc. - Common Stock
VEGI	ISHARES INC MSCI GLB AGRI
VEH	Valero GP Holdings LLC Units Representing Limited Liability Company Interests
VEL-A	Virginia Power Capital Trust II 7.375% Trust Preferred Securities
VEL-A*	Virginia Power Capital Trust II 7.375% Trust Preferred Securities
VEL-E	VIRGINIA ELEC & PWR CO PFD $5
VELC	VELCRO INDS N V COM
VELCF	Velcro Industries N.V. - Common Stock
VELT	VELTI PLC ST HELIER SHS
VERT	VerticalNet Inc. - Common Stock
VERTD	VerticalNet Inc. - Common Stock
VET	VERMILION ENERGY INC COM
VETS	PET DRX CORPORATION COM
VETSU	PET DRX CORPORATION UNIT EX 031710
VETSW	PET DRX CORPORATION WT EXP 031710
VEU	VANGUARD INTL EQUITY INDEX FD ALLWRLD EX US
VEXP	VELOCITY EXPRESS CORP COM PAR NEW
VEXPD	Velocity Express Corporation - Common Stock
VFC	V F CORP COM
VFGI	Virginia Financial Group Inc - Common Stock
VFH	VANGUARD WORLD FDS FINANCIALS ETF
VFL	DELAWARE INVT NAT MUNI INC FD SH BEN INT
VG	VONAGE HLDGS CORP COM
VGEM	EGA EMERGING GLOBAL SHS TR CONSMR SVC GEM
VGI	VIRTUS GLOBAL MULTI-SEC INC FD COM
VGIT	VANGUARD SCOTTSDALE FDS INT-TERM GOV
VGK	VANGUARD INTL EQUITY INDEX FD FTSE EUROPE ETF
VGLT	VANGUARD SCOTTSDALE FDS LONG-TERM GOV
VGM	INVESCO TR INVT GRADE MUNS COM
VGR	VECTOR GROUP LTD COM
VGSH	VANGUARD SCOTTSDALE FDS SHTRM GVT BD ETF
VGT	VANGUARD WORLD FDS INF TECH ETF
VGZ	VISTA GOLD CORP COM NEW
VHC	VIRNETX HLDG CORP COM
VHI	VALHI INC NEW COM
VHI#	Valhi Inc. Common Stock
VHS	VANGUARD HEALTH SYS INC COM
VHT	VANGUARD WORLD FDS HEALTH CAR ETF
VIA	VIACOM INC NEW CL A
VIA#	Viacom Inc. Class A Common Stock
VIA.B	VIACOM INC NEW CL B
VIA.B#	Viacom Inc. Class B Common Stock
VIAB	VIACOM INC NEW CL B
VIAC	ViaCell Inc. - Common Stock
VIAP	VIA PHARMACEUTICALS INC COM
VIAS	VIASYSTEMS GROUP INC COM PAR$.01
VICL	VICAL INC COM
VICR	VICOR CORP COM
VIDE	VIDEO DISPLAY CORP COM
VIDEE	Video Display Corporation Common Stock
VIFL	FOOD TECHNOLOGY SERVICE INC COM NEW
VIFLD	Food Technology Service Inc. - Common Stock

VIG	VANGUARD SPECIALIZED PORTFOLIO DIV APP ETF
VIGN	VIGNETTE CORP COM NEW
VII	VICON INDS INC COM
VIIX	CREDIT SUISSE NASSAU BRH VIX SHORT TERM
VIIZ	CREDIT SUISSE NASSAU BRH VIX MID TERM
VIM	INVESCO VAN KAMPEN TR VALUE MU COM
VIMC	VIMICRO INTL CORP ADR
VIN	Van Kampen Income Trust Shares of Beneficial Interest
VIOG	VANGUARD ADMIRAL FDS INC SMLCP 600 GRTH
VION	Vion Pharmaceuticals Inc. - Common Stock
VIOND	Vion Pharmaceuticals Inc. - Common Stock
VIOO	VANGUARD ADMIRAL FDS INC SMLLCP 600 IDX
VIOV	VANGUARD ADMIRAL FDS INC SMLCP 600 VAL
VIP	VIMPELCOM LTD SPONSORED ADR
VIP#	VIMPELCOM LTD SPONSORED ADR
VIPS	VIPSHOP HLDGS LTD SPONSORED ADR
VIR	Virco Manufacturing Corp
VIRC	VIRCO MFG CO COM
VIRL	VIRAGE LOGIC CORP COM
VIS	VANGUARD WORLD FDS INDUSTRIAL ETF
VISG	Viisage Technology Inc. - Common Stock
VISN	VISIONCHINA MEDIA INC SPON ADR NEW
VIST	VIST FINANCIAL CORP COM
VIT	VANCEINFO TECHNOLOGIES INC ADR
VITA	ORTHOVITA INC COM
VITC	VITACOST COM INC COM
VITL	Vital Signs Inc. - Common Stock
VITR	Vitria Technology Inc. - Common Stock
VIV	TELEFONICA BRASIL SA SPONSORED ADR
VIV#	TELECOMUNICACOES DE SAO PAULO SPON ADR PFD
VIVO	MERIDIAN BIOSCIENCE INC COM
VIXH	FIRST TR EXCHANGE TRADED FD CBOE S&P500VIX
VIXM	PROSHARES TR II VIX MDTRM FUTR
VIXY	PROSHARES TR II VIX STRMFUT ETF
VKA	VAN KAMPEN ADVANTAGE
VKI	INVESCO ADVANTAGE MUNICIPAL IN SH BEN INT
VKL	INVESCO VAN KAMPEN SELECT MUN SH BEN INT
VKQ	INVESCO MUN TR COM
VKV	VAN KAMPEN VALUE MUN
VLAT	DIREXION SHS ETF TR S&P LATAM 40VO
VLCCF	KNIGHTSBRIDGE TANKERS LTD ORD
VLCM	VOLCOM INC COM
VLG	Valley National Gases Inc
VLGEA	VILLAGE SUPER MKT INC CL A NEW
VLI	Valero L.P. Common Units representing limited partner interests
VLLY	Valley Bancorp - Common Stock
VLNC	VALENCE TECHNOLOGY INC COM
VLO	VALERO ENERGY CORP NEW COM
VLO#	VALERO ENERGY CORP NEW EX DISTRIB WI
VLR	MORGAN STANLEY SPARQS
VLR*	Morgan Stanley
VLRX	Valera Pharmaceuticals Inc. - Common Stock
VLT	INVESCO HIGH INCOME TR II COM
VLTC	VOLTARI CORP COM NEW
VLTR	VOLTERRA SEMICONDUCTOR CORP COM
VLTS	Valentis Inc. - Common Stock
VLU	SPDR SERIES TRUST SPDR S&P1500VL
VLUE	ISHARES TR MSCI USAVALFCT
VLY	VALLEY NATL BANCORP COM
VLY+	VALLEY NATL BANCORP WT EXP 111418
VLY-A	VNB CAP TR I TOPRS 7.75%

VLYWW	VALLEY NATL BANCORP WT EXP 063015
VM	VIRGIN MOBILE USA INC CL A
VMBS	VANGUARD SCOTTSDALE FDS MORTG-BACK SEC
VMC	VULCAN MATLS CO COM
VMC#	Vulcan Materials Company Common Stock $1 Par Value
VMED	VIRGIN MEDIA INC COM
VMEDW	VIRGIN MEDIA INC WT EXP A 011011
VMI	VALMONT INDS INC COM
VMM	DELAWARE INV MN MUN INC FD II COM
VMN	Delaware Investments Minnesota Municipal Income Fund Inc
VMO	INVESCO MUN OPPORTUNITY TR COM
VMSI	Ventana Medical Systems Inc. - Common Stock
VMV	INVESCO VAN KAMPEN MASS VALUE COM
VMW	VMWARE INC CL A COM
VNBC	Vineyard National Bancorp - Common Stock
VNBK	Venture Financial Group Inc. - Common Stock
VNDA	VANDA PHARMACEUTICALS INC COM
VNET	21VIANET GROUP INC SPONSORED ADR
VNLS	Vernalis plc - American Depositary Shares
VNM	MARKET VECTORS ETF TR VIETNAM ETF
VNO	VORNADO RLTY TR SH BEN INT
VNO-A	VORNADO RLTY TR PFD CONV SER A
VNO-E	VORNADO RLTY TR PFD E 7.00%
VNO-F	VORNADO RLTY TR PFD F 6.75%
VNO-F*	VORNADO RLTY TR PFD F 6.75%
VNO-G	VORNADO RLTY TR PFD G 6.625%
VNO-H	VORNADO RLTY TR PFD H 6.750
VNO-H*	VORNADO RLTY TR PFD H 6.750
VNO-I	VORNADO RLTY TR PFD SER I
VNO-J	VORNADO RLTY TR PFD CUM-J %
VNO-K	VORNADO RLTY TR PFD SER K
VNO-L	VORNADO RLTY TR PFD SER L 5.40%
VNOD	VORNADO RLTY L P PINES 7.875%39
VNQ	VANGUARD INDEX FDS REIT ETF
VNQI	VANGUARD INTL EQUITY INDEX FD GLB EX US ETF
VNR	VANGUARD NAT RES LLC COM UNIT
VNT	Compania Anonima Nacional Telefonos de Venezuela (CANTV) American Depositary Shares (Each representing seven Class D Shares)
VNTV	VANTIV INC CL A
VNUS	VNUS MED TECHNOLOGIES INC COM
VNV	VIACOM INC NEW NT SR 6.85% 55
VNV*	VIACOM INC NEW NT SR 6.85% 55
VNWK	VISUAL NETWORKS INC
VNX	VendingData Corporation
VO	VANGUARD INDEX FDS MID CAP ETF
VOC	VOC ENERGY TR TR UNIT
VOCL	VOCALTEC COMMUNICATIONS LTD SHS NEW
VOCLD	VOCALTEC COMMUNICATI
VOCS	VOCUS INC COM
VOD	VODAFONE GROUP PLC NEW SPONS ADR NEW
VOE	VANGUARD INDEX FDS MCAP VL IDXVIP
VOG	VOYAGER OIL & GAS INC COM
VOL	VOLT INFORMATION SCIENCES INC COM
VOL#	Volt Information Sciences Inc. Common Stock
VOLC	VOLCANO CORPORATION COM
VOLT	VOLTAIRE LTD ORD SHS
VOLV	AB Volvo - Class B American Depositary Shares
VOLVY	AB Volvo - Class B American Depositary Shares
VONE	VANGUARD SCOTTSDALE FDS VNG RUS1000IDX
VONG	VANGUARD SCOTTSDALE FDS VNG RUS1000GRW
VONV	VANGUARD SCOTTSDALE FDS VNG RUS1000VAL

VOO	VANGUARD INDEX FDS S&P 500 ETF SH
VOOG	VANGUARD ADMIRAL FDS INC 500 GRTH IDX F
VOOV	VANGUARD ADMIRAL FDS INC 500 VAL IDX FD
VOQ	INVESCO VAN KAMPEN OHIO QUALIT COM
VOT	VANGUARD INDEX FDS MCAP GR IDXVIP
VOX	VANGUARD WORLD FDS TELCOMM ETF
VOXW	VOXWARE INC COM NEW
VOXX	VOXX INTL CORP CL A
VOYA	ING U S INC COM
VPF	VALPEY FISHER CORP COM
VPFG	VIEWPOINT FINL GROUP INC MD COM
VPFGD	VIEWPOINT FINL GROUP INC MD COM
VPG	VISHAY PRECISION GROUP INC COM
VPG#	VISHAY PRECISION GROUP INC COM
VPHM	VIROPHARMA INC COM
VPI	VINTAGE PETROLEUM INC
VPL	VANGUARD INTL EQUITY INDEX FD MEGA CAP GRO ETF
VPRT	VISTAPRINT N V SHS
VPS	VERMONT PURE HLDGS LTD NEW COM
VPU	VANGUARD WORLD FDS UTILITIES ETF
VPV	INVESCO PA VALUE MUN INCOME TR COM
VQ	VENOCO INC COM
VQT	BARCLAYS BK PLC S&P 500 VEQTOR
VR	VALIDUS HOLDINGS LTD COM SHS
VRA	VERA BRADLEY INC COM
VRA+	Viragen Inc
VRA=	Viragen Inc
VRAD	VIRTUAL RADIOLOGIC CORPORATION COM
VRAZ	VERAZ NETWORKS INC COM
VRD	SPDR SERIES TRUST NUVN S&P VRDO MN
VRGY	VERIGY LTD SHS
VRGYV	Verigy Ltd. - Ordinary Shares - When Issued
VRLK	Verilink Corporation - Common Stock
VRML	VERMILLION INC COM NEW
VRMLD	Vermillion Inc. - Common Stock
VRNG	VRINGO INC COM
VRNG+	VRINGO INC WT EXP 062115
VRNG=	VRINGO INC UNIT EX 000010
VRNGW	VRINGO INC WT EXP 062115
VRNM	VERENIUM CORP COM NEW
VRNMD	VERENIUM CORP COM NEW
VRNT	VERINT SYS INC COM
VROM	GLOBAL X FDS GLOBAL X AUTO
VRS	VERSO PAPER CORP COM
VRSK	VERISK ANALYTICS INC CL A
VRSN	VERISIGN INC COM
VRSO	Verso Technologies Inc. - Common Stock
VRTA	VESTIN REALTY MORTGAGE I INC COM
VRTB	VESTIN RLTY MTG II INC COM NEW
VRTBD	Vestin Realty Mortgage II Inc. - Common Stock
VRTS	VIRTUS INVT PARTNERS INC COM
VRTSV	VIRTUS INVT PARTNERS INC COM
VRTU	VIRTUSA CORP COM
VRTX	VERTEX PHARMACEUTICALS INC COM
VRTY	VERITY CORP COM
VRUS	PHARMASSET INC COM
VRX	VALEANT PHARMACEUTICALS INTL I COM
VRY	VICTORY ACQUISITION CORP COM
VRY+	VICTORY ACQUISITION CORP WT EXP 042411
VRY=	VICTORY ACQUISITION CORP UNIT EX 000011
VRYA	ViryaNet Ltd. - Ordinary Shares

VRYAD	ViryaNet Ltd. - Ordinary Shares
VSAT	VIASAT INC COM
VSBN	VSB BANCORP INC N Y COM
VSCI	VISION-SCIENCES INC DEL COM
VSCN	Visual Sciences Inc. - Common Stock
VSCP	VIRTUALSCOPICS INC COM
VSE	VeraSun Energy Corporation Common Stock
VSEA	VARIAN SEMICONDUCTOR EQUIPMNT COM
VSEC	VSE CORP COM
VSF	Vita Food Products Inc
VSGN	VASOGEN INC COM NEW
VSGND	Vasogen Inc. - Common Shares
VSH	VISHAY INTERTECHNOLOGY INC COM
VSH#	VISHAY INTERTECHNOLOGY INC EX DIST WI
VSI	VITAMIN SHOPPE INC COM
VSL	Videsh Sanchar Nigam Limited American Depositary Shares(Each representing two Ordinary Shares)
VSNT	VERSANT CORP COM NEW
VSPR	DIREXION SHS ETF TR S&P1500 VOL RS
VSPY	DIREXION SHS ETF TR S&P500 VOL RES
VSR	VERSAR INC COM
VSS	VANGUARD INTL EQUITY INDEX FD FTSE SMCAP ETF
VSTA	VISTAGEN THERAPEUTICS INC COM
VSTH	VitalStream Holdings Inc. - Common Stock
VSTM	VERASTEM INC COM
VSTY	Varsity Group Inc - Common Stock
VT	VANGUARD INTL EQUITY INDEX FD TT WRLD ST ETF
VTA	INVESCO DYNAMIC CR OPP FD COM
VTAL	VITAL IMAGES INC COM
VTEK	Vodavi Technology Inc. - Common Stock
VTF	Van Kampen Trust for Investment Grade Florida Municipals Common Shares of Beneficial Interest
VTG	VANTAGE DRILLING COMPANY ORD SHS
VTG+	VANTAGE DRILLING COMPANY WT EXP 052411
VTG=	VANTAGE DRILLING COMPANY UNIT EX 052411
VTHR	VANGUARD SCOTTSDALE FDS VNG RUS3000IDX
VTI	VANGUARD INDEX FDS TOTAL STK MKT
VTIP	VANGUARD MALVERN FDS STRM INFPROIDX
VTIV	INVENTIV HEALTH INC COM
VTJ	INVESCO VAN KAMPEN TR INVT GRA COM
VTN	INVESCO TR INVT GRADE NY MUNS COM
VTNC	VITRAN CORP INC COM
VTNR	VERTEX ENERGY INC COM
VTO	VITRO SOCIEDAD ANONIMA SPONSORED ADR
VTO^	Vitro Sociedad Anonima American Depositary Shares (Each representing three Ordinary Participation
VTR	VENTAS INC COM
VTRB	VENTAS RLTY LTD PARTNERSHIP GTD SR NT 43
VTRO	VERTRO INC COM NEW
VTROD	VERTRO INC COM NEW
VTRU	Vertrue Incorporated - Common Stock
VTS	Veritas DGC Inc. Common Stock
VTSS	VITESSE SEMICONDUCTOR CORP COM NEW
VTUS	VENTRUS BIOSCIENCES INC COM
VTV	VANGUARD INDEX FDS VALUE ETF
VTWG	VANGUARD SCOTTSDALE FDS VNG RUS2000GRW
VTWO	VANGUARD SCOTTSDALE FDS VNG RUS2000IDX
VTWV	VANGUARD SCOTTSDALE FDS VNG RUS2000VAL
VUG	VANGUARD INDEX FDS GROWTH ETF
VUNC	VUANCE LTD SHS
VUZIW	VUZIX CORP WT EXP 000018
VV	VANGUARD INDEX FDS LARGE CAP ETF
VVC	VECTREN CORP COM
VVI	VIAD CORP COM NEW

VVR	INVESCO SR INCOME TR COM
VVTV	VALUEVISION MEDIA INC CL A
VVUS	VIVUS INC COM
VWO	VANGUARD INTL EQUITY INDEX FD FTSE EMR MKT ETF
VWOB	VANGUARD WHITEHALL FDS INC EMERG MKT BD ETF
VWPT	Viewpoint Corporation - Common Stock
VXAA	UBS AG LONDON BRH ETRACS VIX 1MN
VXBB	UBS AG LONDON BRH ETRACS VIX 2MN
VXC-D	Vineyard National Bancorp
VXCC	UBS AG LONDON BRH ETRACS VIX 3MN
VXDD	UBS AG LONDON BRH ETRACS VIX 4MT
VXEE	UBS AG LONDON BRH ETRAC VIX 5MTH
VXF	VANGUARD INDEX FDS EXTEND MKT ETF
VXFF	UBS AG LONDON BRH ETRACS VIX 6MT
VXUS	VANGUARD STAR FD VG TL INTL STK F
VXX	BARCLAYS BK PLC IPATH S&P500 VIX
VXZ	BARCLAYS BK PLC IPATH S&P MT ETN
VYFC	VALLEY FINL CORP VA COM
VYGR	VOYAGER PHARM CORP
VYM	VANGUARD WHITEHALL FDS INC HIGH DIV YLD
VYYO	Vyyo Inc. - Common Stock
VZ	VERIZON COMMUNICATIONS INC COM
VZ#	VERIZON COMMUNICATIONS INC EX DISTRIB WI
VZC	Verizon South Inc. 7.00% Debentures Series F due April 30 2041
VZC*	Verizon South Inc. 7.00% Debentures Series F due April 30 2041
VZZ	BARCLAYS BK PLC ETN S&P500 20
VZZB	BARCLAYS BK PLC S&P 500 VIX MI
WAB	WABTEC CORP COM
WABC	WESTAMERICA BANCORPORATION COM
WAC	WALTER INVT MGMT CORP COM
WAC#	
WAC.B	Wachovia Corporation
WAC.C	Wachovia Corporation
WAC.D	Wachovia Corporation
WAC.F	Wachovia Corporation
WACLY	WACOAL HOLDINGS CORP ADR
WAFD	WASHINGTON FED INC COM
WAFDW	WASHINGTON FED INC WT EXP 111418
WAG	WALGREEN CO COM
WAGE	WAGEWORKS INC COM
WAIN	WAINWRIGHT BK&TR CO BOSTON MA COM
WAIR	WESCO AIRCRAFT HLDGS INC COM
WAL	WESTERN ALLIANCE BANCORP COM
WALK	WALKING CO HLDGS INC COM
WARR	Warrior Energy Services Corporation - Common Stock
WASH	WASHINGTON TR BANCORP COM
WAT	WATERS CORP COM
WATG	WONDER AUTO TECHNOLOGY INC COM
WAUW	Wauwatosa Holdings Inc. - Common Stock par value $0.01 per share
WAV	WAVE2WAVE COMMUNICATIONS INC COM
WAV+	WAVE2WAVE COMMUNICATIONS INC WT EXP 013116
WAVE	NEXTWAVE WIRELESS INC COM NEW
WAVED	NEXTWAVE WIRELESS INC COM NEW
WAVEV	NextWave Wireless Inc - Common Stock When Issued
WAVX	WAVE SYSTEMS CORP COM NEW
WAVXD	Wave Systems Corp. - Class A Common Stock
WAYN	WAYNE SVGS BANCSHARES INC NEW COM
WB	WACHOVIA CORP NEW COM
WB-B	WACHOVIA CAP TR IV PFD 6.375%
WB-B*	WACHOVIA CAP TR IV PFD 6.375%
WB-C	WACHOVIA CAP TR IX GTD TR PFD SEC

WB-C*	WACHOVIA CAP TR IX GTD TR PFD SEC
WB-D	WACHOVIA CAP TR X TR PFD 7.85%
WB-D*	WACHOVIA CAP TR X TR PFD 7.85%
WB-L	WACHOVIA CORP NEW CONV7.5%PFD SR L
WB-S	WACHOVIA CORP NEW 1/40TH 8%PFD J
WB-T	WACHOVIA CORP 7.50% NON-CUMULATIVE PERPETUAL CONVERTIBLE CL A
WBB	WESTBURY BANCORP INC COM
WBC	WABCO HLDGS INC COM
WBC#	WABCO HOLDINGS INC WI
WBCO	WASHINGTON BKG CO OAK HBR WASH COM
WBD	WIMM BILL DANN FOODS OJSC SPONSORED ADR
WBK	WESTPAC BKG CORP SPONSORED ADR
WBKC	WOLVERINE BANCORP INC COM
WBMD	WEBMD HEALTH CORP COM
WBNK	WACCAMAW BANKSHARES INC COM
WBNKW	WACCAMAW BANKSHARES INC WT EXP 093014
WBPRJ	W Holding Company Incorporated - 2004 Series H Non-Cumulative Preferred Sock
WBPRK	W Holding Company Incorporated - 2003 Series G Non-Cumulative Preferred Sock
WBPRL	W Holding Company Incorporated - Series E Preferred Stock
WBPRM	W Holding Company Incorporated - 7.40% Noncumulative Monthly Income Preferred Stock 2001 Series D
WBPRN	W Holding Company Incorporated - 2001 Series C 7.60% Non-Cumulative Monthly Income Preferred Stock
WBPRO	W Holding Company Incorporated - 7.25% 1999 Series B Noncumulative Monthly Income Preferred Stock
WBPRZ	W Holding Company Incorporated - Series F Preferred Stock
WBS	WEBSTER FINL CORP CONN COM
WBS+	WEBSTER FINL CORP CONN WT EXP 112118
WBS-E	WEBSTER FINL CORP CONN DEP SHS PFD-E
WBSN	WEBSENSE INC COM
WBSTP	WEBSTER PFD CAP CORP PFD B 8.625%
WC	WellChoice Inc. Common Stock
WCAA	WCA WASTE CORP COM
WCAT	ALPS ETF TR JEFF CRB WILDC
WCBO	WEST COAST BANCORP ORE NEW COM NEW
WCBOD	WEST COAST BANCORP ORE NEW COM NEW
WCC	WESCO INTL INC COM
WCG	WELLCARE HEALTH PLANS INC COM
WCI	WCI Communities Inc. Common Stock
WCN	WASTE CONNECTIONS INC COM
WCO	WELLS FARGO CAP XIV ENH TRUPS 8.62%
WCO*	WELLS FARGO CAP XIV ENH TRUPS 8.62%
WCRT	WEST COAST RLTY TR INC COM
WCRX	WARNER CHILCOTT PLC IRELAND SHS A
WCS	MORGAN STANLEY SPARQS
WD	WALKER & DUNLOP INC COM
WDAY	WORKDAY INC CL A
WDB.B	Wachovia Corporation
WDB.C	Wachovia Corporation
WDB.D	Wachovia Corporation
WDB.E	Wachovia Corporation
WDB.F	Wachovia Corporation
WDB.G	Wachovia Corporation
WDB.H	Wachovia Corporation
WDB.I	Wachovia Corporation
WDB.J	Wachovia Corporation
WDB.K	Wachovia Corporation
WDB.L	Wachovia Corporation
WDB.M	Wachovia Corporation
WDB.N	Wachovia Corporation
WDB.O	Wachovia Corporation
WDB.P	Wachovia Corporation
WDB.Q	Wachovia Corporation
WDB.R	Wachovia Corporation

WDB.S	Wachovia Corporation
WDB.T	Wachovia Corporation
WDB.U*	Wachovia Corporation
WDB.V	Wachovia Corporation
WDB.W	Wachovia Corporation
WDB.X	Wachovia Corporation
WDB.Y	Wachovia Corporation
WDB.Z	Wachovia Corporation
WDB=	Wachovia Corporation
WDC	WESTERN DIGITAL CORP COM
WDFC	WD-40 CO COM
WDG	Woodbridge Holdings Corporation Class A Common Stock
WDHD	Woodhead Industries Inc. - Common Stock
WDIV	SPDR INDEX SHS FDS S&P GLBDIV ETF
WDR	WADDELL & REED FINL INC CL A
WDTI	WISDOMTREE TRUST FUTRE STRAT FD
WEA	WESTERN ASSET PREMIER BD FD SHS BEN INT
WEAT	TEUCRIUM COMMODITY TR WHEAT FD
WEBK	WELLESLEY BANCORP INC COM
WEBM	WEBMEDIABRANDS INC COM NEW
WEBX	WebEx Communications Inc. - Common Stock
WEC	WISCONSIN ENERGY CORP COM
WEDC	WHITE ELECTR DESIGNS CORP COM
WEDX	Westaim Corporation (The) - Common Shares
WEET	BARCLAYS BK PLC IPT GRAINS ETN
WEFN	WebFinancial Corporation - Common Stock
WEL	BOOTS & COOTS INC COM NEW
WEN	WENDYS CO COM
WEN#	Wendy's International Inc. Common Stock
WEN$	WENDYS/ARBYS GROUP INC
WERN	WERNER ENTERPRISES INC COM
WES	WESTERN GAS PARTNERS LP COM UNIT LP IN
WEST	WESTINGHOUSE SOLAR COM
WESTD	WESTINGHOUSE SOLAR COM
WETF	WISDOMTREE INVTS INC COM
WEX	WEX INC COM
WEYS	WEYCO GROUP INC COM
WF	WOORI FIN HLDGS CO LTD ADR
WFBC	Willow Financial Bancorp Inc. - Common Stock
WFBI	WASHINGTONFIRST BANKSHARES INC COM
WFC	WELLS FARGO & CO NEW COM
WFC#	Wells Fargo & Company Common Stock
WFC+	WELLS FARGO & CO NEW WT EXP 102818
WFC-J	WELLS FARGO & CO NEW DEP SHS SER J
WFC-L	WELLS FARGO & CO NEW PERP PFD CNV A
WFC-N	WELLS FARGO & CO NEW DEP SHS REPSTG 1
WFC-O	WELLS FARGO & CO NEW DEP1/1000PF CL A
WFC-P	WELLS FARGO & CO NEW DEP1/1000PF CL A
WFD	WESTFIELD FINANCIAL INC NEW COM
WFD#	Westfield Financial Inc. When Issued
WFG.A	Wells Fargo & Company
WFG.B	Wells Fargo & Company
WFG.C	Wells Fargo & Company
WFG.D	Wells Fargo & Company
WFG.E	Wells Fargo & Company
WFG.F	Wells Fargo & Company
WFII	Wireless Facilities Inc. - Common Stock
WFM	WHOLE FOODS MKT INC COM
WFMI	WHOLE FOODS MKT INC COM
WFR	MEMC ELECTR MATLS INC COM
WFSI	WFS Financial Inc. - Common Stock

WFSL	WASHINGTON FED INC COM
WFSLW	WASHINGTON FED INC WT EXP 111418
WFT	WEATHERFORD INTERNATIONAL LTD REG SHS
WFVK	CLAYMORE EXCHANGE TRD FD TR WLSHRE5000 ETF
WG	WILLBROS GROUP INC DEL COM
WGA	WELLS GARDNER ELECTRS CORP COM
WGAT	Worldgate Communications Inc. - Common Stock
WGATE	Worldgate Communications Inc. Common Stock
WGBC	Willow Grove Bancorp Inc. - Common Stock
WGH	WHITEGLOVE HEALTH INC COM
WGII	Washington Group International Inc. - Common Stock
WGL	WGL HLDGS INC COM
WGNA	WGNB CORP CONV PFD9% SR A
WGNB	WGNB CORP CAP STK
WGNR	WEGENER CORP COM
WGO	WINNEBAGO INDS INC COM
WGOV	WOODWARD GOVERNOR CO COM
WGP	WESTERN GAS EQUITY PARTNERS LP COMUNT LTD PT
WGR	Western Gas Resources Inc. Common Stock
WGRD	WatchGuard Technologies Inc. - Common Stock
WGW	WESTERN GOLDFIELDS INC CDA COM NEW
WH	WSP HOLDINGS LIMITED ADR NEW
WHF	WHITEHORSE FIN INC COM
WHG	WESTWOOD HLDGS GROUP INC COM
WHI	W HLDG CO INC COM NEW
WHIT	Whittier Energy Corporation - Common Stock
WHLR	WHEELER REAL ESTATE INVT TR COM
WHQ	W-H Energy Services Inc. Common Stock $.0001 par value
WHR	WHIRLPOOL CORP COM
WHRT	WORLD HEART CORP COM NO PAR
WHRTD	World Heart Corporation - Ordinary Shares (Canada)
WHSM	WHITESMOKE INC COM
WHT	Westside Energy Corporation
WHX	WHITING USA TR I TR UNIT
WHZ	WHITING USA TR II TR UNIT
WIA	WESTERN ASSET CLYM INFL SEC IN COM SH BEN INT
WIBC	WILSHIRE BANCORP INC COM
WIFI	BOINGO WIRELESS INC COM
WIH	Wilson Holdings Inc
WILC	G WILLI FOOD INTL LTD ORD
WILCF	G. Willi-Food International Ltd. - Ordinary Shares
WILN	WI-LAN INC COM
WIN	WINDSTREAM CORP COM
WIN#	VALOR COMMUNICATIONS GROUP INC WI
WINA	WINMARK CORP COM
WIND	FIRST WIND HLDGS INC COM
WINN	WINN DIXIE STORES INC COM NEW
WINNV	Winn-Dixie Stores Inc. - Common Stock When Issued
WINS	SM&A - Common Stock
WIP	SPDR SERIES TRUST DB INT GVT ETF
WIRE	ENCORE WIRE CORP COM
WIS-	WISCONSIN PWR & LT CO PFD 4.50%
WIS-*	WISCONSIN PWR & LT CO PFD 4.50%
WIT	WIPRO LTD SPON ADR 1 SH
WITE	ETFS WHITE METALS BASKET TR PHY WM BSK SHS
WITS	Witness Systems Inc. - Common Stock
WIW	WESTERN ASSET CLYM INFL OPP IN COM
WJCI	WJ Communications Inc. - Common Stock
WL	WILMINGTON TRUST CORP COM
WLB	WESTMORELAND COAL CO COM
WLB-	WESTMORELAND COAL CO PFD DP A CV1/4

WLBC	WESTERN LIBERTY BANCORP COM
WLBC+	WESTERN LIBERTY BANCORP WT EXP 112712
WLBC=	WESTERN LIBERTY BANCORP UNIT EX 112712
WLBPZ	WESTMORELAND COAL CO PFD DP A CV1/4
WLC	Wellco Enterprises Inc
WLDA	World Air Holdings Inc. - Common Stock
WLDAE	World Air Holdings Inc. Common Stock
WLDN	WILLDAN GROUP INC COM
WLFC	WILLIS LEASE FINANCE CORP COM
WLFCP	WILLIS LEASE FINANCE CORP PFD SER A
WLH	LYON WILLIAM HOMES CL A NEW
WLK	WESTLAKE CHEM CORP COM
WLL	WHITING PETE CORP NEW COM
WLL-A	WHITING PETE CORP NEW PERP PFD CONV
WLM	Wellman Inc. Common Stock
WLP	WELLPOINT INC COM
WLS	WELSH PPTY TR INC COM
WLSC	Williams Scotsman International Inc. - Common Stock
WLSN	Wilsons The Leather Experts Inc. - Common Stock
WLT	WALTER ENERGY INC COM
WLT#	WALTER ENERGY INC WHEN DISTRIBUT
WLV	WOLVERINE TUBE INC.
WM	WASTE MGMT INC DEL COM
WM-K	Washington Mutual Inc. Depositary Shares Each Representing 1/40
WM-R	Washington Mutual Inc. 7.75% Series R Non-Cumulative Perpetual Convertible Preferred Stock
WMAR	WEST MARINE INC COM
WMB	WILLIAMS COS INC DEL COM
WMB#	WILLIAMS COS INC DEL EX DISTRIB
WMC	WESTERN ASSET MTG CAP CORP COM
WMCO	WILLIAMS CTLS INC COM NEW
WMCR	CLAYMORE EXCHANGE TRD FD TR WILSHIRE MCRO CP
WMG	WARNER MUSIC GROUP CORP COM
WMGI	WRIGHT MED GROUP INC COM
WMGIZ	WRIGHT MED GROUP INC RT
WMH	WIRELESS HOLDRS TR DEPOSITRY RCPT
WMI	WASTE MGMT INC DEL COM
WMK	WEIS MKTS INC COM
WMS	WMS INDS INC COM
WMSI	Williams Industries Inc. - Common Stock
WMT	WAL-MART STORES INC COM
WMW	DEUTSCHE BK AG LONDON ELE MORN TTL22
WMZ	WILLIAMS PIPELINE PARTNERS L P COM UNIT LP IN
WNA-	WACHOVIA PFD FDG CORP PFD A7.25%PERP
WNC	WABASH NATL CORP COM
WNG	Washington Group International Inc. Common Stock $.01 par value
WNI	SCHIFF NUTRITION INTL INC COM
WNR	WESTERN REFNG INC COM
WNS	WNS HOLDINGS LTD SPON ADR
WNTG	Wintegra Inc. - Common Stock
WOC	WILSHIRE ENTERPRISES INC COM
WOC$	
WOLF	GREAT WOLF RESORTS INC COM
WOLV	WOLVERINE EXPL INC COM
WON	Westwood One Inc. Common Stock $.01 par value
WOOD	ISHARES TR S&P GTFIDX ETF
WOOF	VCA ANTECH INC COM
WOR	WORTHINGTON INDS INC COM
WOS	Wolseley plc American Depositary Shares (Each representing one Ordinary Share)
WPC	W P CAREY INC COM
WPCS	WPCS INTL INC COM PAR $.0001
WPD	Wells Fargo Capital VI 6.95% Capital Securities

WPF	Wells Fargo Capital V 7% Quarterly Income Preferred Securities (QUIPS) (due December 1 2031)
WPF*	Wells Fargo Capital V 7% Quarterly Income Preferred Securities (QUIPS) (due December 1 2031)
WPI	WATSON PHARMACEUTICALS INC COM
WPK	WELLS FARGO CAP VII TRUPS 5.85%
WPK*	WELLS FARGO CAP VII TRUPS 5.85%
WPL	W.P. STEWART & CO. LTD. (NEW)
WPL$	W.P. Stewart & Co. Ltd. Common Stock
WPO	WASHINGTON POST CO CL B
WPP	WAUSAU PAPER CORP COM
WPPGY	WPP PLC NEW ADR
WPRT	WESTPORT INNOVATIONS INC COM NEW
WPS	ISHARES TR S&P DEV EX-US
WPSC	Wheeling-Pittsburgh Corporation - Common Stock
WPTE	WPT ENTERPRISES INC COM
WPX	WPX ENERGY INC COM
WPX#	WPX ENERGY INC COM
WPZ	WILLIAMS PARTNERS L P COM UNIT L P
WQNI	WQN Inc. - Common Stock
WR	WESTAR ENERGY INC COM
WRB	BERKLEY W R CORP COM
WRB-A	BERKLEY W R CAP TR II TOPRS 6.750%
WRB-A*	BERKLEY W R CAP TR II TOPRS 6.750%
WRB-B	BERKLEY W R CORP SUB DEB 53
WRC	WARNACO GROUP INC COM NEW
WRD	WEINGARTEN RLTY INVS NT 8.10%19
WRE	WASHINGTON REAL ESTATE INVT TR SH BEN INT
WREI	CLAYMORE EXCHANGE TRD FD TR WLSHR US REIT
WRES	WARREN RES INC COM
WRI	WEINGARTEN RLTY INVS SH BEN INT
WRI-D	WEINGARTEN RLTY INVS PFD 1/30D6.75%
WRI-D*	WEINGARTEN RLTY INVS PFD 1/30D6.75%
WRI-E	WEINGARTEN RLTY INVS PFD 1/100 E
WRI-F	WEINGARTEN RLTY INVS PFD F 1/100
WRLD	WORLD ACCEP CORP DEL COM
WRLS	TELULAR CORP COM NEW
WRN	WESTERN COPPER & GOLD CORP COM
WRNC	Warnaco Group Inc (The) - Common Stock
WRP	Reis Inc
WRS	WESTAR ENERGY INC 1ST MTG BD6.1%
WRS*	WESTAR ENERGY INC 1ST MTG BD6.1%
WRS-A	Windrose Medical Properties Trust 7.5% Series A Cumulative Convertible Preferred Shares of Beneficial Interest
WRSP	WorldSpace Inc. - Class A Common Stock
WRT	WINTHROP RLTY TR SR NT 22
WS	WORLDSPAN TECHNOLOGIES
WSB	WSB HOLDINGS INC COM
WSBA	Western Sierra Bancorp - Common Stock
WSBC	WESBANCO INC COM
WSBF	WATERSTONE FINANCIAL INC COM
WSC	WESCO FINL CORP COM
WSCC	WATERSIDE CAP CORP COM
WSCI	WSI INDS INC COM
WSF	WELLS FARGO CAPITAL IV GTD CAP SEC 7%
WSF*	WELLS FARGO CAPITAL IV GTD CAP SEC 7%
WSFG	WSB FINANCIAL GROUP INC COM
WSFS	WSFS FINL CORP COM
WSFSL	WSFS FINL CORP SR NT 6.25%19
WSH	WILLIS GROUP HOLDINGS PUBLIC L SHS
WSH#	Willis Group Holdings Limited Common Stock
WSI	FOCUSSHARES TR REV WLMART SPL
WSII	WASTE SERVICES INC DEL COM NEW
WSIID	Waste Services Inc. - Common Stock

WSM	WILLIAMS SONOMA INC COM
WSO	WATSCO INC COM
WSO.B	WATSCO INC CL B CONV
WSPI	Website Pros Inc. - Common Stock par value $0.001 per share
WSR	WHITESTONE REIT COM
WSSI	WebSideStory Inc. - Common Stock
WST	WEST PHARMACEUTICAL SVSC INC COM
WSTC	WEST CORP COM
WSTE	GLOBAL X FDS WASTE MGMT ETF
WSTF	Westaff Inc. - Common Stock
WSTG	WAYSIDE TECHNOLOGY GROUP INC COM
WSTL	WESTELL TECHNOLOGIES INC CL A
WSTM	WORKSTREAM INC COM
WTBA	WEST BANCORPORATION INC CAP STK
WTFC	WINTRUST FINANCIAL CORP COM
WTFCP	Wintrust Financial Corporation Wintrust Capital Trust I - 9.0% Cumulative Trust Preferred Securities
WTFCW	WINTRUST FINANCIAL CORP WT EXP 121918
WTHN	WiderThan Co. Ltd. - american depositary shares
WTI	W & T OFFSHORE INC COM
WTM	WHITE MTNS INS GROUP LTD COM
WTNY	WHITNEY HLDG CORP COM
WTR	AQUA AMERICA INC COM
WTS	WATTS WATER TECHNOLOGIES INC CL A
WTSL	WET SEAL INC CL A
WTSLA	WET SEAL INC CL A
WTT	WIRELESS TELECOM GROUP INC COM
WTU	WILLIAMS COAL SEAM GAS RTY TR TR UNIT
WTW	WEIGHT WATCHERS INTL INC NEW COM
WTY.A	Wachovia Corporation
WTZ	Western Silver Corporation
WU	WESTERN UN CO COM
WU#	WESTERN UNION COMPANY (THE)
WUHN	WUHAN GEN GROUP CHINA INC COM
WVCM	WAVECOM S A SPONSORED ADR
WVFC	WVS FINL CORP COM
WVK	MORGAN STANLEY SPARQ 12% 2009
WVT	WARWICK VALLEY TEL CO COM
WVVI	WILLAMETTE VY VINEYARD INC COM
WW	WATSON WYATT WORLDWIDE INC CL A
WWAV	WHITEWAVE FOODS CO COM CL A
WWAV.B	WHITEWAVE FOODS CO COM CL B
WWAV.B#	WHITEWAVE FOODS CO COM CL B
WWAY	WESTWAY GROUP INC COM
WWAYU	WESTWAY GROUP INC UNIT EX 000010
WWAYW	WESTWAY GROUP INC WT EXP 052411
WWD	WOODWARD INC COM
WWE	WORLD WRESTLING ENTMT INC CL A
WWIN	WINNER MEDICAL GRP INC COM NEW
WWON	WESTWOOD ONE INC COM NEW
WWVY	WARWICK VALLEY TEL CO COM
WWW	WOLVERINE WORLD WIDE INC COM
WWWW	WEB COM GROUP INC COM
WWY	Wm. Wrigley Jr. Company Common Stock
WX	WUXI PHARMATECH CAYMAN INC SPONS ADR SHS
WXCO	WHX CORP COM PAR $.01 NEW
WXH	Winston Hotels Inc. Common Stock
WXH-B	Winston Hotels Inc. 8.00% Series B Cumulative Preferred Stock
WXS	WEX INC COM
WXSP	CLAYMORE EXCHANGE TRD FD TR WLSHRE4500 ETF
WY	WEYERHAEUSER CO COM
WY#	Weyerhaeuser Company Common Shares

WYE	WYETH COM
WYE-	WYETH PFD CV $2
WYE-*	WYETH PFD CV $2
WYN	WYNDHAM WORLDWIDE CORP COM
WYN#	WYNDHAM WORLDWIDE CORPORATION
WYNN	WYNN RESORTS LTD COM
WYY	WIDEPOINT CORP COM
WZE	WIZZARD SOFTWARE CORP NEW COM NEW
WZEN	WEBZEN INC SPONSORED ADR
X	UNITED STATES STL CORP NEW COM
X-B	United States Steel Corporation 7% Series B Mandatory Convertible Preferred Shares
XAA	AMERICAN MUN INCOME PORTFOLIO COM
XAI	AIRLINE INDEX OPTION XXX
XAL	AMEX AIRLINE INDEX XXX
XAR	SPDR SERIES TRUST AEROSPACE DEF
XATA	XATA CORP COM NEW
XAX	AMEX COMPOSITE INDEX XXX
XBD	AMEX SECURITIES XXX
XBI	SPDR SERIES TRUST S&P BIOTECH
XBKS	XENITH BANKSHARES INC COM
XCH	Northern States Power Company 8.00% Public Income Notes (PINES)
XCH*	Northern States Power Company 8.00% Public Income Notes (PINES)
XCI	COMPUTER TECH INDEX XXX
XCJ	XCEL ENERGY INC 7.6% JR SUB 68
XCJ*	XCEL ENERGY INC 7.6% JR SUB 68
XCO	EXCO RESOURCES INC COM
XCR	XCORPOREAL INC COM
XCYT	Xcyte Therapies Inc. - Common Stock
XCYTD	Xcyte Therapies Inc. - Common Stock
XCYTP	Xcyte Therapies Inc. - Convertible Exchangeable Preferred Stock
XDT	DOW JONES TAIWAN STK XXX
XEC	CIMAREX ENERGY CO COM
XEF	THE STREET.COM XXX
XEL	XCEL ENERGY INC COM
XEL-A	XCEL ENERGY INC PFD $3.60
XEL-A*	XCEL ENERGY INC PFD $3.60
XEL-B	XCEL ENERGY INC PFD $4.08
XEL-B*	XCEL ENERGY INC PFD $4.08
XEL-C	XCEL ENERGY INC PFD $4.10
XEL-C*	XCEL ENERGY INC PFD $4.10
XEL-D	XCEL ENERGY INC PFD $4.11
XEL-D*	XCEL ENERGY INC PFD $4.11
XEL-E	XCEL ENERGY INC PFD $4.16
XEL-E*	XCEL ENERGY INC PFD $4.16
XEL-G	XCEL ENERGY INC PFD $4.56
XEL-G*	XCEL ENERGY INC PFD $4.56
XES	SPDR SERIES TRUST OILGAS EQUIP
XETA	XETA TECHNOLOGIES INC COM
XFA	Lehman ABS Corporation 7.00% Corporate Backed Trust Certificates BellSouth Debenture-Backed Series 2002-8
XFB	CORPORATE BACKED TR CTFS A-1 02-9 8.125
XFB*	CORPORATE BACKED TR CTFS A-1 02-9 8.125
XFD	CORPORATE BACKED TR CTFS 02-10 A 6.7%97
XFD*	CORPORATE BACKED TR CTFS 02-10 A 6.7%97
XFE	Lehman ABS Corporation 7.70% Corporate Backed Trust Certificates Royal & Sun Alliance Bond-Backed Series 2002-11 Class A-1
XFE*	Lehman ABS Corporation 7.70% Corporate Backed Trust Certificates Royal & Sun Alliance Bond-Backed Series 2002-11 Class A-1
XFH	CORPORATE BACKED TR CTFS MOT 02-12 8.2
XFH*	CORPORATE BACKED TR CTFS MOT 02-12 8.2
XFJ	CORPORATE BACKED TR CTFS 02-14 MTR8.375
XFJ*	CORPORATE BACKED TR CTFS 02-14 MTR8.375

XFK	Lehman ABS Corporation 7.75% Corporate Backed Trust Certificates CIT Capital Trust I Securities Backed Series 2002-15 Class A-1
XFK*	Lehman ABS Corporation 7.75% Corporate Backed Trust Certificates CIT Capital Trust I Securities Backed Series 2002-15 Class A-1
XFL	CORPORATE BACKED TR CTFS 02-16 7.625 30
XFL*	CORPORATE BACKED TR CTFS 02-16 7.625 30
XFML	Xinhua Finance Media Limited - American Depository Shares
XFN	XFONE INC COM
XFP	CORPORATE BACKED TR CTFS 02-17 6.125%45
XFR	CORPORATE BACKED TR CTFS DB BCK 6.25%97
XG	EXTORRE GOLD MINES LTD COM
XGC	CLAYMORE EXCHANGE TRD FD TR GUG INTL SML CAP
XGEN	Xenogen Corporation - Common Stock
XGM	GENERAL MTRS CORP NT SR7.25%7/41
XHB	SPDR SERIES TRUST S&P HOMEBUILD
XHE	SPDR SERIES TRUST HLTH CR EQUIP
XHMO	RUSSELL EXCHANGE TRADED FDS TR DEV EX HIGH MOM
XHS	SPDR SERIES TRUST HLTH CARE SVCS
XIDE	EXIDE TECHNOLOGIES COM NEW
XIDEW	EXIDE TECHNOLOGIES WT EXP 050511
XII	AMEX INSTITUTL INDEX XXX
XIN	XINYUAN REAL ESTATE CO LTD SPONS ADR
XING	QIAO XING UNVL RESOURCES INC SHS
XIS	AMEX/OSCAR GRUSS XXX
XIV	CREDIT SUISSE NASSAU BRH INVRS VIX STERM
XJT	EXPRESSJET HOLDINGS INC COM NEW
XJX*	CORPORATE BACKED TR CTFS SER 02-4 7.50%
XKA	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-26 Class A-1 (Issued by Nordstrom Inc.) due March 15 2028
XKA*	Lehman ABS Corporation Corporate Backed Trust Certificates Series 2001-26 Class A-1 (Issued by Nordstrom Inc.) due March 15 2028
XKC	Lehman ABS Corporation 8.00% Corporate Backed Trust Certificates Corning Debenture-Backed Series 2001-28 Class A-1 due March 1 2029
XKC*	Lehman ABS Corporation 8.00% Corporate Backed Trust Certificates Corning Debenture-Backed Series 2001-28 Class A-1 due March 1 2029
XKD	Lehman ABS Corporation 8.875% Corporate Backed Trust Certificates Royal Caribbean Debenture-Backed Series 2001-30
XKD*	Lehman ABS Corporation 8.875% Corporate Backed Trust Certificates Royal Caribbean Debenture-Backed Series 2001-30
XKE	CORPORATE BACKED TR CTFS SER 01-31 7.75%
XKI	Lehman ABS Corporation 8.75% Corporate Backed Trust Certificates Liberty Media Debenture-Backed Series 2001-32 Class A-1
XKI*	Lehman ABS Corporation 8.75% Corporate Backed Trust Certificates Liberty Media Debenture-Backed Series 2001-32 Class A-1
XKJ	Lehman ABS Corporation 7.25% Corporate Backed Trust Certificates At&T Note-Backed Series 2001-33 Class A-1
XKK	CORPORATE BACKED TR CTFS NT GT8%34A1 28
XKK*	CORPORATE BACKED TR CTFS NT GT8%34A1 28
XKM	Lehman ABS Corporation 8.00% Corporate Backed Trust Certificates Corning Debenture-Backed Series 2001-35 Class A-1
XKM*	Lehman ABS Corporation 8.00% Corporate Backed Trust Certificates Corning Debenture-Backed Series 2001-35 Class A-1
XKN	CORPORATE BACKED TR CTFS F DB-BKD01 A-1
XKN*	CORPORATE BACKED TR CTFS F DB-BKD01 A-1
XKO	CORPORATE BACKED TR CTFS CP DB 01/37 A1
XKP	Lehman ABS Corporation 8.125% Corporate Backed Trust Certificates W.R. Berkley Capital Trust Securites-Backed Series 2002-1 Class A-1
XKP*	Lehman ABS Corporation 8.125% Corporate Backed Trust Certificates W.R. Berkley Capital Trust Securites-Backed Series 2002-1 Class A-1
XKR	Lehman ABS Corporation 7.50% Corporate Backed Trust Certificates Royal & Sun Alliance Bond-Backed Series 2002-2 Class A-1 due 10/15/2029

XKS	Lehman ABS Corporation 7.65% Corporate Backed Trust Certificates Brunswick Corporation Note-Backed Series 2002-3 Class A-1
XKS*	Lehman ABS Corporation 7.65% Corporate Backed Trust Certificates Brunswick Corporation Note-Backed Series 2002-3 Class A-1
XKX	Lehman ABS Corporation 7.50% Corporate Backed Trust Certificates DaimlerChrysler Debenture-Backed Series 2002-4
XKX*	Lehman ABS Corporation 7.50% Corporate Backed Trust Certificates DaimlerChrysler Debenture-Backed Series 2002-4
XKY	Lehman ABS Corporation 6.80% Corporate Backed Trust Certificates General Electric Capital Services Note-Backed Series 2002-5
XKY*	Lehman ABS Corporation 6.80% Corporate Backed Trust Certificates General Electric Capital Services Note-Backed Series 2002-5
XL	XL GROUP PLC SHS
XL#	XL Capital Ltd Class A Shares
XL-A	XL Capital Ltd 8.00% Series A Preference Ordinary Shares
XL-A*	XL Capital Ltd 8.00% Series A Preference Ordinary Shares
XL-B	XL Capital Ltd 7.625% Series B Preference Ordinary Shares
XL-B*	XL Capital Ltd 7.625% Series B Preference Ordinary Shares
XL-Q	XL Capital Ltd. 6.50% Equity Security Units
XL-X	XL CAP LTD EQUIT SEC UNIT
XL-Y	XL COMPANY SWITZERLAND GMBH 10.75% EQTY UNIT
XLB	SELECT SECTOR SPDR TR SBI MATERIALS
XLBS	POWERSHARES ETF TR II S&P SMCP MAT P
XLBT	RUSSELL EXCHANGE TRADED FDS TR DEV EX LOW BET
XLE	SELECT SECTOR SPDR TR SBI INT-ENERGY
XLES	POWERSHARES ETF TR II S&P SMCP ENE P
XLF	SELECT SECTOR SPDR TR SBI INT-FINL
XLFS	POWERSHARES ETF TR II S&P SMCP FIN P
XLG	RYDEX ETF TRUST GUG RUSS TOP 50
XLI	SELECT SECTOR SPDR TR SBI INT-INDS
XLIS	POWERSHARES ETF TR II S&P SMCP IND P
XLK	SELECT SECTOR SPDR TR TECHNOLOGY
XLKS	POWERSHARES ETF TR II S&P SMCP IT PO
XLNX	XILINX INC COM
XLP	SELECT SECTOR SPDR TR SBI CONS STPLS
XLPR.Y	XL COMPANY SWITZERLAND GMBH 10.75% EQTY UNIT
XLPS	POWERSHARES ETF TR II S&P SMCP CONSU
XLS	EXELIS INC COM
XLS#	EXELIS INC COM
XLTC	Excel Technology Inc. - Common Stock
XLU	SELECT SECTOR SPDR TR SBI INT-UTILS
XLUS	POWERSHARES ETF TR II S&P SMCP UTI P
XLV	SELECT SECTOR SPDR TR SBI HEALTHCARE
XLVO	RUSSELL EXCHANGE TRADED FDS TR DEV EX LOW VOL
XLVS	POWERSHARES ETF TR II S&P SMCP HC PO
XLY	SELECT SECTOR SPDR TR SBI CONS DISCR
XLYS	POWERSHARES ETF TR II S&P SMCP C DIS
XME	SPDR SERIES TRUST S&P METALS MNG
XMI	MAJOR MARKET INDEX XXX
XMLV	POWERSHARES ETF TR II S&P400 LOVL PT
XMM	Morgan Stanley
XMPT	MARKET VECTORS ETF TR MUN BD CLOSED
XMR	MORGAN STANLEY STK PARTN
XMSR	XM Satellite Radio Holdings Inc. - Class A Common Stock
XNET	XUNLEI LTD SPONSORED ADS
XNG	AMEX NATURAL GAS XXX
XNL	Xethanol Corporation
XNN	XENONICS HLDGS INC COM
XNP	AMERICUS TR FOR EXXON
XNPT	XENOPORT INC COM
XNR	Xanser Corporation Common Stock

XNS	AMERICUS TR FOR EXXON
XNY	CHINA XINIYA FASHION LTD SPONSORED ADR
XOI	AMEX OIL INDEX XXX
XOIL	GLOBAL X FDS GLB X OIL EQIT
XOM	EXXON MOBIL CORP COM
XOMA	XOMA CORP DEL COM
XOMAD	XOMA LTD SHS
XONE	EXONE CO COM
XOOM	XOOM CORP COM
XOP	SPDR SERIES TRUST S&P OILGAS EXP
XOVR	SPDR SER TR SPDR BOFA CRSS
XOXO	XO GROUP INC COM
XPH	SPDR SERIES TRUST S&P PHARMAC
XPL	SOLITARIO EXPL & RTY CORP COM
XPLR	XPLORE TECHNOLOGIES CORP COM PAR $0.001
XPO	XPO LOGISTICS INC COM
XPP	PROSHARES TR ULT FTSE CHINA25
XPRSA	U.S. Xpress Enterprises Inc. - Class A Common Stock
XPRT	LECG CORP COM
XPS	AMERICUS TRUST AMERN EXP
XQI	AMEX INSTITUTL INDEX XXX
XRA	EXETER RES CORP COM
XRAY	DENTSPLY INTL INC NEW COM
XRIT	X-RITE INC COM
XRM	XERIUM TECHNOLOGIES INC COM NEW
XRO	CLAYMORE EXCHANGE TRD FD TR GUGG SEC ROT ETF
XRS	TAL ED GROUP ADS REPSTG COM
XRSC	XRS CORP COM
XRT	SPDR SERIES TRUST S&P RETAIL ETF
XRTX	XYRATEX LTD COM
XRU	CURRENCYSHARES RUSSIAN RUBLE T SHS
XRX	XEROX CORP COM
XRX-C	Xerox Corporation 6.25% Series C Mandatory Convertible Preferred Stock
XSB	TIERS PRINCIPAL PROTECTED TR DJIA 2002-05
XSD	SPDR SERIES TRUST S&P SEMICNDCTR
XSEL	XINHUA SPORTS & ENTMT LTD SPONSORED ADR NE
XSELD	XINHUA SPORTS & ENTMT LTD SPONSORED ADR NE
XSI	American CareSource Holdings Inc
XSLV	POWERSHARES ETF TR II S&P600 LOVL PT
XSS	United States Steel Corporation 10% Senior Quarterly Income Debt Securities due December 31 2031 (SQUIDS)
XSS*	United States Steel Corporation 10% Senior Quarterly Income Debt Securities due December 31 2031 (SQUIDS)
XSW	SPDR SERIES TRUST COMP SOFTWARE
XTC	AMEX NORTH AMERICAN XXX
XTE	Morgan Stanley
XTEX	CROSSTEX ENERGY L P COM
XTL	SPDR SERIES TRUST S&P TELECOM
XTLB	XTL BIOPHARMACEUTICALS LTD SPONSORED ADR
XTN	SPDR SERIES TRUST S&P TRANSN ETF
XTNT	XTENT INC COM
XTO	XTO ENERGY INC COM
XTP.A	Bond Trust Products LLC
XTXI	CROSSTEX ENERGY INC COM
XUE	XUEDA ED GROUP SPONSORED ADR
XUF	MERRILL LYNCH & CO INC AC RTN PHLX 09
XVE	Viceroy Exploration Ltd
XVF	CORPORATE BACKED TR CTFS NTS A1 FORD 8%
XVF*	CORPORATE BACKED TR CTFS NTS A1 FORD 8%
XVG	CORPORATE BACKED TR CTFS 03-7 BA 6.05A1
XVIX	UBS AG JERSEY BRH LNG SHT VIX
XVS	Morgan Stanley
XVZ	BARCLAYS BK PLC IPATH DYNM VIX

XWES	WORLD ENERGY SOLUTIONS INC DEL COM NEW
XWG	Wireless Xcessories Group Inc
XXIA	IXIA COM
XXV	BARCLAYS BK PLC IPATH INVS&P STF
XYL	XYLEM INC COM
XYL#	XYLEM INC COM
XYZ	XYZ CBOE COMPASS SYSTEM
XZO	Morgan Stanley
XZP	Morgan Stanley
Y	ALLEGHANY CORP DEL COM
YAKC	Yak Communications Inc. - Common Stock
YANB	Yardville National Bancorp - Common Stock
YANG	DIREXION SHS ETF TR DLY CHINBR3X NEW
YAO	CLAYMORE EXCHANGE-TRD FD TR 2 GUGG CHINA ALLCP
YAVY	YADKIN VALLEY FINANCIAL CORP COM
YBTVA	Young Broadcasting Inc. - Class A Common Stock
YCC	The Yankee Candle Company Inc. Common Stock
YCL	PROSHARES TR II PSHS ULTRA YEN
YCS	PROSHARES TR II ULTRASHORT YEN N
YDKN	YADKIN FINL CORP COM
YDNT	YOUNG INNOVATIONS INC COM
YELL	YELLOW ROADWAY CP ##
YELP	YELP INC CL A
YGE	YINGLI GREEN ENERGY HLDG CO LT ADR
YHOO	YAHOO INC COM
YINN	DIREXION SHS ETF TR CHINA BULL 3X
YLD	MORGAN STANLEY TRUSTS HI INCM ADVANT
YLH	MORGAN STANLEY TRUSTS HI INCM ADVIII
YLT	MORGAN STANLEY TRUSTS HI INCM ADV II
YMI	YM BIOSCIENCES INC COM
YMLI	EXCHANGE TRADED CONCEPTS TR YRKVL HIINCINF
YMLP	EXCHANGE TRADED CONCEPTS TR YORK HIINC MLP
YNDX	YANDEX N V SHS CLASS A
YOCM	YOCREAM INTL INC
YOD	YOU ON DEMAND HLDGS INC COM NEW
YOKU	YOUKU TUDOU INC SPONSORED ADR
YONG	YONGYE INTL INC COM
YORW	YORK WTR CO COM
YPF	YPF SOCIEDAD ANONIMA SPON ADR CL D
YRCW	YRC WORLDWIDE INC COM PAR $.01
YRCWD	YRC WORLDWIDE INC COM PAR $.01
YSI	U STORE IT TR COM
YTEC	YUCHENG TECHNOLOGIES LTD COM
YTECW	Yucheng Technologies Limited - Warrant 11/17/2008
YTK	AMEX DEJAGER 2000 INDXXX
YUII	YUHE INTERNATIONAL INC COM
YUM	YUM BRANDS INC COM
YXI	PROSHARES TR FTSE CHINA 25
YY	YY INC ADS REPCOM CLA
YYY	Bear Stearns Active ETF Trust
YZC	YANZHOU COAL MNG CO LTD SPON ADR H SHS
Z	ZILLOW INC CL A
ZA	ZUOAN FASHION LTD SPONSORED ADR
ZAGG	ZAGG INC COM
ZANE	ZANETT INC COM NEW
ZANED	ZANETT INC COM NEW
ZAP	ZAPATA CORP COM PAR $
ZARS	ZARS Pharma Inc. - Common Stock
ZAZA	ZAZA ENERGY CORP COM
ZB-A	ZIONS BANCORPORATION PFD 1/40 SER A
ZB-B	ZIONS CAP TR B CAP SECS %

ZB-B*	ZIONS CAP TR B CAP SECS 8%
ZB-C	ZIONS BANCORPORATION DEP 1/40TH SR C
ZB-E	ZIONS BANCORPORATION DEP SHS REP E
ZB-E*	ZIONS BANCORPORATION DEP SHS REP E
ZB-F	ZIONS BANCORPORATION DEP SHS REPSTG 1
ZB-G	ZIONS BANCORPORATION DEP 1/40TH PFD
ZB-H	ZIONS BANCORPORATION PFD 1/40 PRP H
ZBB	ZBB ENERGY CORPORATION COM
ZBRA	ZEBRA TECHNOLOGIES CORP CL A
ZCOM	Impreso Inc. Common Stock
ZDIV	ETF SER SOLUTIONS ZACS SUSDV ETF
ZEFR	ZEFER CORP
ZEP	ZEP INC COM
ZEP#	ZEP INC
ZEUS	OLYMPIC STEEL INC COM
ZF	ZWEIG FD COM NEW
ZFC	ZAIS FINL CORP COM
ZGEN	ZYMOGENETICS INC COM
ZGNX	ZOGENIX INC COM
ZHIC	ZHENG HUI IND CORP COM
ZHNE	ZHONE TECHNOLOGIES INC NEW COM NEW
ZHNED	ZHONE TECHNOLOGIES INC NEW COM NEW
ZICA	ZI CORP COM
ZIF	Western Asset Zenix Income Fund Inc. Common Stock
ZIGO	ZYGO CORP COM
ZILA	ZILA INC COM PAR $.001
ZILAD	ZILA INC COM PAR $.001
ZILG	ZILOG INC COM PAR $0.01
ZINC	HORSEHEAD HLDG CORP COM
ZION	ZIONS BANCORPORATION COM
ZIONW	ZIONS BANCORPORATION WT EXP 052220
ZIONZ	ZIONS BANCORPORATION WT EXP 111418
ZIOP	ZIOPHARM ONCOLOGY INC COM
ZIP	ZIPCAR INC COM
ZIPR	ZIPREALTY INC COM
ZIV	CREDIT SUISSE NASSAU BRH INVRS VIX MDTERM
ZIXI	ZIX CORP COM
ZL	Zarlink Semiconductor Inc. Common Share
ZLC	ZALE CORP NEW COM
ZLCS	ZALICUS INC COM
ZLTQ	ZELTIQ AESTHETICS INC COM
ZMH	ZIMMER HLDGS INC COM
ZMI	AMEX S&P MIDCAP XXX
ZMLP	ETF SER SOLUTIONS ZACKS MLP ETF
ZN	ZION OIL & GAS INC COM
ZN+	ZION OIL & GAS INC WT EXP 013112
ZNGA	ZYNGA INC CL A
ZNH	CHINA SOUTHN AIRLS LTD SPON ADR CL H
ZNT	ZENITH NATL INS CORP COM
ZNWAL	ZION OIL & GAS INC WT EXP 081512
ZNWAW	ZION OIL & GAS INC WT EXP 123112
ZNWAZ	ZION OIL & GAS INC WT EXP 123112
ZOLL	ZOLL MED CORP COM
ZOLT	ZOLTEK COS INC COM
ZOMX	Zomax Incorporated - Common Stock
ZONA	Zonagen Inc. - Common Stock
ZONS	Zones Inc. - Common Stock
ZOO	ZOO ENTMT INC COM NEW
ZOOG	ZOO ENTMT INC COM NEW
ZOOM	ZOOM TECHNOLOGIES INC COM NEW
ZOOMD	ZOOM TECHNOLOGIES INC COM NEW

ZQK	QUIKSILVER INC COM
ZRAN	ZORAN CORP COM
ZRBA	ZAREBA SYSTEMS INC COM
ZROZ	PIMCO ETF TR 25YR+ ZERO U S
ZSE	Z SEVEN FD INC COM
ZSL	PROSHARES TR II PSHS ULSSLVR NEW
ZSTN	ZST DIGITAL NETWORKS INC COM NEW
ZTM	Z-Trim Holdings Inc
ZTR	ZWEIG TOTAL RETURN FD INC COM NEW
ZTS	ZOETIS INC CL A
ZUMZ	ZUMIEZ INC COM
ZVUE	ZVUE CORP COM
ZVUEL	ZVUE Corporation - $4.00 Redeemable Common Stock Purchase Warrants
ZVUEU	Handheld Entertainment Inc. - Unit comprised of 1 common and 1 warrant to purchase 1 share of common
ZVUEW	ZVUE Corporation - Warrants exercisable for common stock at $6.06 per share expiring 8/13/2011
ZVUEZ	ZVUE Corporation - $2.80 Common Stock Purchase Warrants
ZVXI	Zevex International Inc. - Common Stock
ZX	CHINA ZENIX AUTO INTL LTD ADS
ZZ	SEALY CORP COM
ZZC	SEALY CORP SR SECD 3RD 8%
ZZ^	SEALY CORP RT
ZZ^#	SEALY CORP RT